As filed with the Securities and Exchange Commission on April 29, 2022

Registration Nos. 333-262682

811-07772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-4/A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1	☒
Post-Effective Amendment No. ___	☐
And

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 148	☒

Midland National Life Separate Account C

(Exact Name of Registrant)

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(Name of Depositor)

One Sammons Plaza, Sioux Falls, SD 57193

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number, including Area Code:

(605) 335-5700

Name and Address of Agent for Service:	Copy to:

Brett L. Agnew, Esq.	Dodie C. Kent, Esq.
Vice President, Associate General Counsel	Eversheds-Sutherland (US) LLP
Midland National Life Insurance Company	The Grace Building, 40th Floor
Sammons Financial Group	1114 Avenue of the Americas
8300 Mills Civic Parkway	New York, NY 10036-7703
West Des Moines, IA 50266

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

It is proposed that this filing will become effective:

As soon as practicable after the effective date of the Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Midland Advisory Registered Index-Linked and Variable Annuity Prospectus

April 29, 2022

A Flexible Premium Deferred Registered Index Linked and Variable Annuity

issued by: Midland National Life Insurance Company

through the Midland National Life Separate Account C

This prospectus describes the Midland Advisory Registered Index-Linked and Variable Annuity (the “Contract(s)”) issued by Midland National Life Insurance Company (the “Company,” “us,” “we,” “our”). This prospectus provides information you should know before purchasing the Contract.

The Contract is designed to aid in long-term financial planning and provides for accumulation of capital on a tax-deferred basis for retirement or other savings needs. The Contract is available for purchase through financial intermediaries (“Advisors”) that may charge a fee for their asset management and/or investment advisory services (“Advisory Fee”). The Company is not a party to the Advisory Fee. The Advisory Fee that your Advisor charges you, if any, is solely between you and your Advisor, and is in addition to the fees and expenses for the Contract described in this prospectus. You may elect to have the Advisory Fee deducted from your Contract Value or arrange to pay the Advisory Fee from a separate source. If you choose to pay the Advisory Fee from your Contract Value, this deduction will reduce the death benefit and annuity benefits under the Contract and may be subject to federal and state income taxes, including a 10% federal penalty tax if you are under age 59 1⁄2.

The Contracts offer two types of investment options: (i) Cycle Investments, which are linked to the performance of an Index; and (ii) Subaccounts (“Subaccount(s)”), which, in turn, each invest in a mutual fund portfolio (“Investment Portfolio”).

•

Each Cycle Investment provides a return based on the performance, positive or negative, of the Index to which it is linked for specified period of time (the “Cycle Term”). Any positive return will be subject to either a Cap Rate or a Participation Rate. A Cap Rate is the maximum return that you could be credited on the last day of the Cycle Term (the “Cycle End Date”). A Participation Rate is the portion of positive Index performance that you will be credited on the Cycle End Date, and your potential increase is not subject to a maximum. Any negative return will be subject to a certain level of downside protection: in the form of either a Floor Rate or Buffer Rate. A Floor Rate is the maximum loss that you will bear on the Cycle End Date. A Buffer Rate is the maximum Index loss that the Company will protect you from on the Cycle End Date, and you will be subject to any loss in excess of the Buffer Rate.

The value of your Cycle Investment on any day is calculated by multiplying the Cycle Investment Unit Value for that day by the number of Cycle Investment Units credited to your Contract (“Cycle Investment Value”). The Initial Cycle Investment Unit Value on any Cycle Start Date is $10.00, and we determine the number of Cycle Investment Units initially credited to your Contract by dividing your initial premium payment by the Initial Cycle Investment Unit Value. On each Business Day, an independent third party (the “Fair Value Calculation Agent”) determines the Fair Value for each Cycle Investment based on the financial instruments that equal the Cycle Investment at maturity. We calculate the Cycle Investment Unit Value based on the Fair Value and incorporate the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means that before the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. In each of these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. Your Cycle Investment Value is the amount available for withdrawals prior to the Cycle End Date, including Systematic Withdrawals, Required Minimum Distributions, transfers to the Subaccounts, full or partial surrenders of your contract (including exercising your right to cancel the contract), withdrawals to pay advisory fees, payment of a death benefit or annuitization. You should seek advice from financial and/or tax professionals before investing in the Cycle Investments.

Your accumulation value in each Subaccount will increase or decrease based on investment performance of the underlying Investment Portfolio. This means that a Subaccount’s Accumulation Unit Value is not based on a Fair Value calculation, unlike a Cycle Investment Unit Value prior to the Cycle End Date.

You should also note that Index-linked annuity contracts are complex insurance and investment vehicles, and before you purchase the contract, you should carefully read the this prospectus and speak with your financial professional about the Contract’s features, benefits, risks, and fees, and whether the Contract is appropriate for you based upon your financial situation and objective. You should also consult with a tax professional.

There are risks associated with investing in the Cycle Investments. You may lose money, up to all or a significant amount of your principal investment and earnings from prior Cycle Investment periods that are reinvested. Prior to the Cycle End Date, the Cycle Investment Unit Value is based on the Fair Value and will reflect the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means on any day prior to the

Cycle End Date if you make a withdrawal (including withdrawals to pay Advisory Fees, systematic withdrawals and required minimum distributions), surrender or annuitize the Contract, or if the death benefit becomes payable, your Cycle Investment Value could reflect lower gains and higher losses than on the Cycle End Date. There are also risks associated with investing in the Subaccounts, including the risk of loss of up to all or a significant amount of your principal investment and any earnings. You should not buy this Contract if you are not willing to assume these investment risks. The obligations under the Contract other than those related to the Subaccounts are subject to the creditworthiness and claims-paying ability of the Company. See RISK FACTORS on page 58 of this prospectus.

If you are a new investor in the Contract, you may cancel your Contract within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total Contract Value. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply. See “Right to Cancel” in this prospectus for more detail.

The Contract described in this Prospectus:

•	Is not a bank deposit;

•	Is not an obligation or guarantee of a bank or credit union;

•	Is not insured or guaranteed by the FDIC or a government agency;

•	Is subject to loss of principal.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Additional Information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The principal underwriter of the Contract is Sammons Financial Network, LLC. The offering of the Contract is intended to be continuous. This prospectus does not constitute an offering in any jurisdiction in which such offer may not be lawfully made.

The minimum initial premium payment is $50,000.

Prospectus Date: April 29, 2022

DEFINITIONS

For your convenience, below is a glossary of the special terms we use in this prospectus. These terms are generally capitalized throughout this document.

Accumulation Unit means the units credited to each Subaccount in the Registered Separate Account before the Maturity Date.

Accumulation Unit Value means the value of an Accumulation Unit of a Subaccount for a Valuation Period.

Accumulation Value means the sum of the amounts you have in the Subaccounts.

Advisor means a registered investment advisor providing asset management and/or investment advisory services to you with respect to your Contract Value.

Advisory Fee means the fees paid by you to an Advisor for asset management and/or investment advisory services with respect to your Contract Value. The Company is not a party to the Advisory Fee. The Advisory Fee, if any, is solely between you and your Advisor. You may elect to have the Advisory Fee deducted from your Contract Value or arrange to pay the Advisory Fee from a separate source.

Annuitant means the person(s) whose life is used to determine the amount and duration of any annuity payments involving life contingencies. The Annuitant may not be changed during the Annuitant’s lifetime. If you elect the Joint and Survivor Income Payment option, the duration of any annuity payment will depend on the life of the Annuitant and the Joint Annuitant.

Annuitization means an election of an annuity payment option.

Annuitize means an election to receive regular income payments from your Contract under one of the annuity payment options. An election to annuitize your Contract is irrevocable. If you elect to annuitize your Contract, you will no longer be able to exercise any liquidity (e.g., withdrawal or surrender) provision that may have previously been available.

Beneficiary means the person or persons to whom the Contract’s Death Benefit will be paid in the event of the death of the Owner.

Buffer Rate means the rate used to determine the Cycle End Date Unit Value Buffer as described in “Valuation of a Cycle Investment - On the Cycle End Date” later in this Prospectus. It represents the maximum loss due to negative Index performance from which the Owner is protected on a Cycle End Date. The Buffer Rate does not apply before the Cycle End Date.

Business Day means any day the New York Stock Exchange is open for regular trading. Our Business Day ends when the New York Stock Exchange closes for regular trading, generally 3:00 p.m. Central Time.

Cap Rate means the rate used to determine the Cycle Investment’s Unit Value gain. It represents the maximum potential increase in the Cycle Investment Unit Value for a Cycle Investment on the Cycle End Date for Cycles with a Cap Rate Crediting Type.

Contract Anniversary means the same date in each Contract Year as the Issue Date.

Contract Month means a month that starts on the same date as the Issue Date in each month. For this purpose, if the Issue Date is not a calendar date in every month, then we look forward to the first day of the next calendar month. For example, assume a Contract is issued on January 31st; subsequent Contract months will begin on the first day of each month (March 1, March 31, May 1, May 31, etc.).

Contract Quarter means a three-month period that starts on the same date as the Issue Date in each three-month period. For this purpose, if the Issue Date is not a calendar date in every month, then we look forward to the first day of the next calendar month. For example, assume a Contract is issued on January 31st; Contract quarters will begin on the first day of each quarter (May 1, July 31, and October 31).

Contract Value means the sum of amounts invested in the Cycle Investments and the Subaccounts, plus any amounts in the Default Account.

Contract Year means a year that starts on the Issue Date or on each Contract Anniversary thereafter.

Crediting Type means the upside investment exposure type associated with a Cycle Investment. We offer two upside investment exposure types: (i) the Cap Rate, and (ii) the Participation Rate.

Customer Service Center means where you must send correspondence, service or transaction requests, and inquiries. Please note: Premium payments must be sent to P.O. Box 9261, Des Moines, IA 50306-9261. The overnight mailing address is Midland National, 8300 Mills Civic Parkway, West Des Moines, IA 50266-3833. This should only be used for mail delivered via a courier.

Cycle Business Day means any Business Day on which the Cycle Investment Unit Value for a Cycle Investment is determined.

Cycle End Date means the Cycle Business Day on which a Cycle Investment is scheduled to end. Any Cycle End Date will be the Business Day prior to the 3rd Thursday of each month, provided the 3rd Thursday is a Business Day. If the 3rd Thursday of the month is not a Business Day, the following Business Day will be used.

Cycle Investment means an index-linked investment under the Contract that has a specific Index, Cycle Term, Cycle Start Date, Cycle End Date, Floor Rate or Buffer Rate and Cap Rate or Participation Rate.

Cycle Investment Unit means the measurement we use to calculate a Cycle Investment Value. Units may only be purchased on the Cycle Start Date.

Cycle Investment Unit Value means the value of a Cycle Investment Unit on a Cycle Investment Business Day. The Initial Cycle Investment Unit Value on any Cycle Start Date is $10.00. Prior to the Cycle End Date, the Cycle Investment Unit Value is determined by the Fair Value and will be limited by the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor and Buffer rates do not apply.

Cycle Investment Value means the sum of the amounts you have invested in the Cycle Investments. The value of a Cycle Investment on any Cycle Business Day is equal to the number of Cycle Investment Units multiplied by that day’s Cycle Investment Unit Value. We also use this term, in context, to define the amount you have invested in a single Cycle Investment.

Cycle Start Date means the Business Day on which a Cycle Investment is established. Any Cycle Start Date will be the 3rd Thursday of each month, provided the 3rd Thursday is a Business Day. If the 3rd Thursday of the month is not a Business Day, the following Business Day will be used.

Cycle Structure means the downside protection type associated with a Cycle Investment. We offer two downside protection types: (i) the Floor Rate, and (ii) the Buffer Rate.

Cycle Term, for any Cycle Investment, means the period from the Cycle Start Date to the Cycle End Date.

Cycle Type means all Cycle Investments having the same Index, Crediting Type, Cycle Term, Cycle Structure, and Floor Rate or Buffer Rate.

Death Benefit means the amount that we will pay to the Beneficiary in the event of the death of the Owner if the Contract is still in force and in the Accumulation phase. The amount of the Death Benefit will be determined as of the Business Day that our Customer Service Center receives the required documentation in Good Order.

Default Account means the Fidelity VIP Government Money Mkt Svc 2 Money Market Subaccount, which is used to hold the following: (i) premium payments designated for a new Cycle Investment(s) upon allocation to the Contract, (ii) transfers of Contract Value designated for a new Cycle Investment(s) as of one Business Day prior to the Cycle Start Date, (iii) proceeds from a maturing Cycle Investment(s) before they are reinvested into a new Cycle Investment, and (iv) proceeds from a maturing Cycle Investment for which we have no instructions or for which the Cycle Investment does not launch. The Fidelity VIP Government Money Mkt Svc 2 Money Market Subaccount is not available for direct investment.

Fair Value means a value used to determine the Cycle Investment Unit Value on each Business Day during the Cycle Term prior to the Cycle End Date. It is the Fair Value of the Cycle based on the current value of the financial instruments used to calculate the Cycle payout on the Cycle End Date as determined by the independent third party Fair Value Calculation Agent.

Fair Value Calculation Agent means an independent third party with whom the Company contracts to determine the Fair Value of a Cycle Investment during the Cycle Term. Currently, the Fair Value Calculation Agent is S&P Global Market Intelligence. We may use different Fair Value Calculation Agents for different Cycle Investments.

Floor Rate means the rate used to determine the Cycle End Date Unit Value Floor as described in “Valuation of a Cycle Investment—On the Cycle End Date” later in this Prospectus. It represents the maximum potential loss in Cycle Investment Unit Value for a Cycle Investment on the Cycle End Date. The Floor Rate does not apply before the Cycle End Date.

General Account means assets we own that are not in a separate account, but rather are held as part of our general assets and are subject to claims of our general creditors.

Good Order means all of the information necessary to process a transaction, as we determine in our discretion. Transaction requests will generally be processed on the Business Day they are received at the Customer Service Center as long as the request is in Good Order. For more detailed information see “Administrative Procedures.”

Index means the index to which a Cycle Investment is linked.

Index Value means the value of an Index as reported to us by the Index provider.

Indicative Rates means the rates we post and update on our website every Tuesday before any Cycle Start Date. They are the Cap Rate(s) or Participation Rate(s) we would declare if that day was a Cycle Start Date, based on then current market conditions.

Initial Cycle Investment Unit Value means the Cycle Investment Unit Value on any Cycle Start Date. The Initial Cycle Investment Unit Value is set as $10.00 for each Cycle on the Cycle Start Date.

Investment Options means the investments available under the Contract, which are: (i) the Cycle Investments, each of which is linked to the performance of a specified Index; and (ii) the Subaccounts, which are each a division of our Registered Separate Account, each of which, in turn, invests exclusively in one share class of one Investment Portfolio.

Investment Portfolio means a mutual fund portfolio in which a Subaccount invests.

Issue Age means the age of the Owner on the last birthday before the Issue Date.

Issue Date means the date the Contract goes into effect.

Maturity Date means either the date, specified in your Contract, on which income payments will begin, or an earlier date that you specify. The earliest possible Maturity Date is the first Contract anniversary, at which time you may annuitize your full Contract Value. The maximum Maturity Date is the Contract anniversary immediately following the Annuitant’s 115th birthday.

Non-Registered Separate Account means the separate account under the Contract that holds amounts allocated to the Cycle Investments. The Non-Registered Separate Account is non-unitized, was established under Iowa law and is not registered under the Investment Company Act of 1940.

Owner means the person(s) or entity that is named in the application or on the latest change filed with us who is entitled to exercise all rights and privileges provided in the Contract.

Participation Rate means the rate used to determine the Cycle Investment’s Unit Value gain. It represents the portion of positive Index performance for a Cycle Investment that your Cycle Investment Unit Value will participate in on the Cycle End Date for Cycles with a Participation Rate Crediting Type.

Payee means the person who is entitled to receive annuity payments after Annuitization. On or after the Maturity Date, the Owner will be the Payee. The Beneficiary is the Payee of the proceeds at the death of the Owner, if the date of death is prior to the Maturity Date.

Principal Office means Midland National Life Insurance Company’s principal place of business located at 8300 Mills Civic Parkway, West Des Moines, IA 50266. Please note: You must send all correspondence, service or transaction requests, inquiries, and premium payments to our Customer Service Center.

Proof of Death means a certified copy of the death certificate or any other proof satisfactory to us.

Proportional Cap Rate means the proportion of the Cap Rate used to determine the maximum potential increase in Cycle Investment Unit Value before the Cycle End Date for Cycles with a Cap Rate Crediting Type. The Proportional Cap Rate is equal to the Cap Rate multiplied by the number of days lapsed during the Cycle Term divided by the number of days in the Cycle Term. The Proportional Cap Rate does not apply if the Cap Rate is unlimited.

Proportional Participation Rate means the proportion of the positive Index performance used to determine the maximum increase in Cycle Investment Unit Value before the Cycle End Date for Cycles with a Participation Rate Crediting Type. The Proportional Participation Rate is equal to the Index gain since the Cycle Start Date multiplied by the number of days lapsed during the Cycle Term divided by the number of days in the Cycle Term.

Rate Threshold means the minimum Cap Rate we will declare for any Cycle Type with a Cap Rate Crediting Type or the minimum Participation Rate we will declare for any Cycle Type with a Participation Rate Crediting Type. Each Cycle Type will have a specific Rate Threshold. A Cycle Investment will not be launched on a scheduled Start Date if the resulting Cycle Cap Rate or Cycle Participation Rate is lower than its Rate Threshold.

Registered Separate Account means Midland National Life Separate Account C, which receives and invests your premiums that are allocated to, and Contract Value that is transferred to, the Subaccounts. Our Registered Separate Account is divided into Subaccounts. Separate Account C is registered as an investment company under the Investment Company Act of 1940, as amended.

Subaccount means a division of our Registered Separate Account which invests exclusively in one share class of one Investment Portfolio. We may use this term interchangeably with the term “Investment Division.”

Surrender Value means the Contract Value on the date of surrender less any applicable state premium tax. This may also be referred to as Cash Surrender Value.

Unit Value Cap means the maximum Cycle Investment Unit Value at any time during the Cycle Term prior to the Cycle End Date with a Cap Rate Crediting Type.

Valuation Period means the time beginning at the close of regular trading on the New York Stock Exchange (generally 3:00 p.m., Central Time) on one Business Day and ending at the close of regular trading on the New York Stock Exchange on the next Business Day. Midland National reserves the right to revise the definition of Valuation Period as needed in accordance with applicable federal securities laws and regulations.

Written Notice or Written Request means a notice or request submitted in a written form satisfactory to us, that is signed by the Owner and received by us in Good Order at our Customer Service Center, P.O. Box 9261, Des Moines, IA 50306-9261 or via fax (866) 511-7038. The overnight mailing address is Midland National Customer Service Center, 8300 Mills Civic Parkway, West Des Moines, IA 50266-3833.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

FEES AND EXPENSES				LOCATION IN PROSPECTUS
Charges for Early Withdrawals

The Contract does not include charges for early withdrawal.

If you withdraw money from a Cycle Investment Option prior to the Cycle End Date, you will receive the Cycle Investment Unit Value.  We calculate the Cycle Investment Unit Value based on the Fair Value and incorporate the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means you can lose up to 100% of your principal invested in a Cycle Investment upon withdrawal prior to the Cycle End Date.

				The Cycle Investment Options - Examples

Transaction Charges	In addition to the charges for early withdrawals, we reserve the right to impose a Transfer Fee of $15.00 per transfer on transfers among Subaccounts and between Subaccounts and Cycle Investments in excess of 12 per Contract Year. We are not currently charging this fee. We will never charge for any transfers of initial or additional premium payments that included allocation instructions to Cycle Investment Options for the next Cycle Start Date.			Charges, Fees and Deductions - Transaction Expenses – Transfer Fee

Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year, if you allocate premiums and/or your Contract Value to the Subaccounts, depending on the Investment Portfolios that you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you elected. Fees and expenses in the table do not reflect any Advisory Fees paid from your Contract Value or other assets of yours. If such charges were reflected, the fees and expenses would be higher.			Charges, Fees and Deductions

	Annual Fee	Minimum	Maximum
	Base Contract Expenses[1]	0.40%	0.40%
	Investment Portfolios[2] (Portfolio Company fees and expenses)	0.72%	1.06%

[1]   As a percentage of the Accumulation Value. These fees are not applied against the Cycle Investment Value.

[2]   As a percentage of Investment Portfolio assets. These fees are not applied against the Cycle Investment Value.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges..

				Charges, Fees and Deductions

FEES AND EXPENSES		LOCATION IN PROSPECTUS
Lowest Annual Cost: $ $1,037	Highest Annual Cost: $$1,330

Assumes:

•  Investment of $100,000 (to the Subaccounts only)

•  5% annual appreciation

•  Least expensive investment portfolio fees and expenses

•  Base Contract Expenses of 0.40%

•  No Surrender Charges or Advisory Fees

•  No additional premium payments, transfers, or withdrawals

Assumes:

•  Investment of $100,000 (to the Subaccounts only)

•  5% annual appreciation

•  Most expensive investment portfolio fees and expenses

•  Base Contract Expenses of 0.40%

•  No Surrender Charges or Advisory Fees

•  No additional premium payments, transfers, or withdrawals

RISKS		LOCATION IN PROSPECTUS
Risk of Loss	You can lose money by investing in this Contract, including loss of principal and prior Contract earnings.	Principal Risks

Not a Short-Term Investment

This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.

The benefit of tax deferral means the Contract is more beneficial to investors with a long time horizon.

Prior to the Cycle End Date, the Cycle Investment Unit Value, which is based on the Fair Value, will reflect the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. In each of these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.

Principal Risks

Your Cycle Investment Value is the amount available for withdrawals prior to the Cycle End Date, including withdrawals to pay Advisory Fees, Systematic Withdrawals, Required Minimum Distributions, transfers to the Subaccounts, full or partial surrenders of your contract (including exercising your right to cancel the contract), payment of a death benefit or annuitization.

RISKS		LOCATION IN PROSPECTUS
Risks Associated with Investment Options

•  An investment in this Contract is subject to the risk of poor investment performance of the Cycle Investments and the Investment Portfolios that you select.

•  Each Cycle Investment, Subaccount, and the Default Account has its own unique risks.

•  You should review this prospectus as well as the prospectuses for available Investment Portfolios.

Principal Risks

Insurance Company Risks	Any obligations, guarantees, and benefits of the Contract are subject to our claims-paying ability. If Midland National experiences financial distress, it may not be able to meet its obligations to you. More information about Midland National, including its financial strength ratings, is available upon request. You may make such request by calling 1-866-747-3421 or visiting https://www.midlandnational.com/midlandadvisory.	Principal Risks

RESTRICTIONS		LOCATION IN PROSPECTUS
Investments

•   We reserve the right not to offer any Cycle Investments and to reject or limit the amount that may be invested in a Cycle Investment.

•   You are not permitted to transfer Contract Value into a Cycle Investment on any day other than a Cycle Start Date.

•   Currently, we allow unlimited transfers without charge among Subaccounts and between the Subaccounts and Cycle Investments during the Accumulation Phase. However, we reserve the right to impose a charge for transfers in excess of 12 per year.

•   Currently, we allow you to invest in an unlimited number of Investment Options at one time. However, we reserve the right to limit the number of Subaccounts and/or Cycle Investments in which you may invest at any one time.

•   We reserve the right to limit transfers among Subaccounts in circumstances of frequent or large transfers.

•   We reserve the right to remove or substitute the Subaccounts and/or Cycle Investments currently available.

The Cycle Investments; Subaccounts

LOCATION IN PROSPECTUS
Benefits	If the contract holder elects to pay third-party advisory fees from his or hers Contract Value, the Death Benefit and annuity benefit will be reduced by the amount of the third-party advisory fees paid. In addition, federal and state income taxes, including the 10% federal penalty tax if you are under age 50½, may apply.	Advisory Fees Deducted From Contract Value; Federal Tax Status

TAXES		LOCATION IN PROSPECTUS
Tax Implications

•  You should consult with a tax professional to determine the tax implications of an investment in, withdrawals from and payments received under the Contract.

•  If you purchase the Contract through a qualified retirement plan or individual retirement account (IRA), you do not receive any additional tax benefit.

•  Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 1/2.

Federal Tax Status

CONFLICTS OF INTEREST		LOCATION IN PROSPECTUS
Investment Professional Compensation	In order to purchase the Contract, you must engage an Advisor that provides investment advice with respect to the Contract. We do not pay sales commissions to your Advisor in connection with sales of the Contracts. Your Advisor may charge an Advisory Fee. We do not set your	Distribution of the Contract

RISKS		LOCATION IN PROSPECTUS

Advisory Fee. We may deduct the Advisory Fee from your Contract Value if you elect to have the Advisory Fee that your Advisor charges deducted from your Contract Value. However, we do not retain any portion of these fees.

Advisors and their managers may be eligible for benefits in connection with the Contract, such as production incentive bonuses, insurance benefits, and non-cash compensation items. Selling firms may also receive marketing support payments for marketing services and costs associated with Contract sales. These compensation arrangements create potential conflicts of interest that may influence your investment professional to recommend this Contract over another investment.

Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.	Tax-Free Section 1035 Exchanges

OVERVIEW OF THE MIDLAND ADVISORY REGISTERED INDEX-LINKED AND VARIABLE ANNUITY

Q: What is the Contract, and what is it designed to do?

A: The Midland Advisory Registered Index-Linked and Variable Annuity is designed to enable you to accumulate assets through Cycle Investments and Subaccounts of the Registered Separate Account. The Cycle Investments provide returns linked to the performance of a single specified Index. Each Subaccount invests in one share class of an Investment Portfolio.

The Contract can supplement your retirement income by providing a stream of income during the Income Phase. Before you begin income payments, the Contract also provides a Death Benefit for your designated beneficiaries. The amount of the Death Benefit will be determined as of the Business Day that our Customer Service Center receives the required documentation in Good Order.

The Contract is available through financial intermediaries (“Advisors”) that may charge an Advisory Fee for their asset management and/or investment advisory services. You may elect to have the Advisory Fee that your Advisor charges, if any, deducted from your Contract Value or arrange to pay the Advisory Fee from a separate source. If you choose to pay the Advisory Fee from your Contract Value, this deduction will reduce the Death Benefit and annuity benefits under the Contract and may be subject to federal and state income taxes, including a 10% federal penalty tax if you are under age 59 1⁄2. See “Advisory Fees Deducted From Contract Value” for more information.

The Contract may be appropriate if you have a long term investment horizon. It is not intended for people who need to take early or frequent withdrawals or who intend to engage in frequent trading among the Subaccounts. Because of the possibility of income tax and tax penalties on early withdrawals, the Contract should not be viewed as a short-term investment vehicle. In addition, prior to the Cycle End Date, the Cycle Investment Unit Value will be based on the Fair Value. The Cycle Investment Unit Value will reflect the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. In each of these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.

For these reasons, your financial goal in acquiring the Contract should focus on a long-term insurance product, offering the prospect of investment growth.

Q: How do I accumulate assets in the Contract and receive income from the Contract?

A: The Contract has two phases: the Accumulation Phase and the Income Phase.

1.	Accumulation Phase

During the Accumulation Phase, subject to certain restrictions, you may apply premium payments to the Contract and allocate the premium payments among:

•

Available Cycle Investments, each which provides a return linked to the performance of a specified Index over a specified Cycle Term. We provide a summary regarding investing in the Cycle Investments immediately following this section in “Summary – Common Questions Related to the Cycle Investments.”

•	Available Subaccounts, each of which invests an Investment Portfolio which has its own investment strategy, investment adviser, expense ratio and returns.

See The Cycle Investment Options for additional information about available Cycle Investments. A list of the Investment Portfolios offered through the Subaccounts appears at the back of this Prospectus in APPENDIX A – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT.

2.	Income Phase

During the Income Phase, you may receive annuity payments under the Contract by applying your Contract Value to an annuity payment option. Depending on the income payment option you select, payments may continue for the life of the Annuitant (and the Joint Annuitant, if any) or for a specified period between five and twenty years.

When you elect to annuitize the Contract, your Contract Value will be converted into income payments and you will no longer be able to make withdrawals from the Contract. At this time, the Accumulation Phase will end, and the Death Benefit will terminate.

Q: What are the primary features and options of the Contract?

A.

Contract Types. The Contract is available for purchase as a Non-Qualified Contract for accounts that do not qualify for special federal tax advantages under the Internal Revenue Code and as a Qualified Contract for retirement accounts that qualify for such tax advantages. The Contract does not offer any additional tax benefits when purchased in a retirement account.

B.	Available Investments. You may allocate your Contract Value to one or more Cycle Investments and/or to one or more Subaccounts.

C.

Accessing Your Money. You may make a full or partial withdrawal of your Contract Value at any time before the Maturity Date by submitting a written request to our Customer Service Center. You may also submit requests for partial withdrawals by telephone with prior authorization.

D.

Tax Treatment. You may transfer your Contract Value among Investment Options without tax implications. Returns credited to your Contract are generally tax-deferred and are taxed only when (1) you make a partial or full withdrawal; (2) you receive an Annuity Payment under the Contract; or (3) upon payment of the Death Benefit.

E.

Death Benefit. Your Contract includes a Death Benefit payable to your designated beneficiaries. The amount of the Death Benefit will be determined as of the Business Day that our Customer Service Center receives the required documentation in Good Order.

F.	Additional Features and Services. We make certain optional services available under the Contract at no additional charge:

•

The Dollar Cost Averaging Program allows you to systematically transfer a set amount from a Subaccount to any other Subaccount on a regular schedule. This program does not permit Contract Value to be transferred to or from any Cycle Investments.

•

The Automatic Rebalancing Program automatically rebalances your Accumulation Value among your selected Subaccounts in order to restore your allocation to the original level. Contract Value allocated to the Cycle Investments cannot participate.

•

Systematic Withdrawals enable you to automatically withdraw a portion of your Contract Value at a frequency you select. If you chose to take Systematic Withdrawals from a Cycle Investment prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. In each of these scenarios, if you take a withdrawal, including a Systematic Withdrawal, prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. You should consult with a financial professional before taking Systematic Withdrawals from the Cycle Investments prior to the Cycle End Date.

SUMMARY QUESTIONS RELATED TO THE CYCLE INVESTMENTS

Q: What are Cycle Investments?

A Cycle Investment provides the opportunity to tie your investment to the performance of an Index. Each time you allocate a premium payment and/or Contract Value to a Cycle Investment, you must make the following investment decisions:

•	What Index do I want my investment return to be based on?

•	How long do I want to tie investment to that Index’s performance?

•	How much and what type of downside investment protection do I want?

•	What type of upside investment exposure do I want?

•	Is the level of upside investment exposure that is available with my chosen Index, investment timeframe and downside protection sufficient in terms of my financial needs and goals?

Q: What are the elements of a Cycle Investment?

The component parts of a Cycle Investment are as follows:

The Index to which your investment linked.

The period between the Cycle Start Date and the Cycle End Date, or the Cycle Term;

The type of downside protection (“Cycle Structure”), which are either: (i) the maximum loss you will incur due to negative Index performance for the Cycle Term, or the Floor Rate, or (ii) the maximum amount of negative Index performance for the Cycle Term from which the Company will protect you, or the Buffer Rate.

The type of upside investment exposure (“Crediting Type”), which are either: (i) the maximum rate of return at the end of the Cycle Term, or the Cap Rate, or (ii) the portion of positive Index performance for the Cycle Term in which you will participate, or the Participation Rate.

Q: What Indexes are currently available?

•

S&P 500® Price Return Index (Bloomberg Ticker: SPX), which is a market-capitalization-weighted index of the 500 largest U.S. publicly-traded companies, which does not include dividends or distributions.

•

MSCI EAFE Price Return Index (Bloomberg Ticker: MXEA), which is designed to represent the performance of large and mid-cap securities across 21 developed markets, including countries in Europe, Australasia and the Far East, excluding the U.S. and Canada, and is available for a number of regions, market segments/sizes and covers approximately 85% of the free float-adjusted market capitalization in each of the 21 countries, and which does not include dividends or distributions.

•

Russell 2000 Price Return Index (Bloomberg Ticker: RTY), which is a stock market index that measures the performance of the 2,000 smaller companies included in the Russell 3000 Index and is largely regarded as a bellwether of the U.S. economy because of its focus on smaller companies that focus on the U.S. market, and which does not include dividends or distributions.

Q: What Cycle Investments are currently available?

Index	Cycle Term (# of years)	Cycle Structure	Cycle Floor/Buffer Rate	Crediting Type	Rate Threshold
S&P500	1	Buffer	-10%	Cap	5%
MSCI EAFE	1	Buffer	-10%	Cap	5%
S&P500	3	Buffer	-10%	Cap	5%
S&P500	6	Buffer	-10%	Participation	20%
S&P500	6	Buffer	-10%	Cap	12.5%
S&P500	6	Buffer	-20%	Cap	10%
S&P500	6	Buffer	-30%	Cap	7.5%
Russell 2000	6	Buffer	-10%	Cap	12.5%
MSCI EAFE	6	Buffer	-10%	Cap	12.5%
MSCI EAFE	1	Buffer	-10%	Participation	10%
S&P500	1	Buffer	-10%	Participation	10%
S&P500	1	Floor	-10%	Cap	2.5%
S&P500	3	Floor	-10%	Cap	2.5%

Q: What is the Floor Rate?

The Floor Rate is a type of downside protection available under the Contract. It is the maximum loss due to negative Index performance that the Contract Owner will absorb over the Cycle Term. You will be protected against loss attributable to negative Index performance in excess of the Floor Rate on the Cycle End Date. Any percentage decline in an Index’s performance reduces the Contract Owner’s Cycle Maturity Value up to a maximum loss of the Floor Rate. For example, if you invest $100,000 in a Cycle Investment with a Floor Rate of 10% and do not take any withdrawals, the most you can lose on the Cycle End Date is $10,000, even if the Index decreases more than 10%. For more detailed examples, see “Appendix C – Cycle Investment Unit Value Examples – Floor Protection – on the Cycle End Date.”

The Floor Rate only applies on the Cycle End Date. This means prior to the Cycle End Date, Midland will not protect you from any losses. See “Appendix C – Cycle Investment Unit Value Examples – For Cycle Investments with a Floor Rate and a Cap Rate – During the Cycle Term” for examples for how this feature works.

Q: What is the Buffer Rate?

The Buffer Rate is a type of downside protection available under the Contract. It is the amount of the Index’s negative performance from which Midland will protect you on the Cycle End Date. You will be subject to any negative Index performance in excess of the Buffer Rate on the Cycle End Date. For example, if you invest $100,000 in a Cycle Investment with a Buffer Rate of 20% and do not take any withdrawals, on the Cycle End Date the Company will protect you from Index loss up to 20%, or $20,000. You would bear any Index loss in excess of 20%. This means that if the Index decreases 50%, the Company would protect you from the first $20,000 of loss, and you would bear any loss in excess of that amount, or, in this case, $30,000. For more detailed examples, see “Appendix C – Cycle Investment Unit Value Examples – Buffer Protection – on the Cycle End Date.”

The Buffer Rate only applies on the Cycle End Date . This means prior to the Cycle End Date, Midland will not protect you from any losses. See “Appendix C – Cycle Investment Unit Value Examples – For Cycle Investments with a Buffer Rate and a Cap Rate – During the Cycle Term” or “Appendix C – Cycle Investment Unit Value Examples – For Cycle Investments with a Buffer Rate and a Participation Rate – During the Cycle Term” for examples of how this feature works.

Q: What is the Cap Rate?

The Cap Rate is a Crediting Type, which is a type of upside investment exposure, available under the Contract. It is the maximum potential increase due to positive Index performance that the Contract Owner may be credited on the Cycle End Date. The return on an Investment Cycle is limited to the Cap Rate even if the Index performance on the Cycle End Date is higher. For example, if you invest in a Cycle Investment with a Cap Rate of 8%, on the Cycle End Date you will be credited with any Index gain up to 8%. This means that if the Index increases 10%, your rate of return would be limited to 8%, which is the Cap Rate. If the Index increases 5%, your rate of return would be the full 5% because it is below the Cap Rate.

Prior to the Cycle End Date, the Proportional Cap Rate is used to determine your rate of return. See “Appendix C – Cycle Investment Unit Value Examples – For Cycle Investments with a Floor Rate and a Cap Rate – During the Cycle Term” or “Appendix C – Cycle Investment Unit Value Examples – For Cycle Investments with a Buffer Rate and a Cap Rate – During the Cycle Term” for examples of how this feature works.

Q: What is the Participation Rate?

The Participation Rate is a Crediting Type, which is a type of upside investment exposure, available under the Contract. It is the portion of any positive Index performance that the Contract Owner will participate in over the Cycle Term. The return on an Investment Cycle is not limited to a maximum amount. For example, if you invest in a Cycle Investment with a Participation Rate of 90%, on the Cycle End Date you will be credited with 90% of any Index gain, no matter how high or low the Index gain may be. This means that if the Index increases 10%, your rate of return would be 9%, which is 90% of the Index gain. If the Index increases 5%, your rate of return would be 4.5%, which is 90% of the Index gain.

Prior to the Cycle End Date, the Proportional Participation Rate is used to determine your rate of return. See “Appendix C – Cycle Investment Unit Value Examples – For Cycle Investments with a Buffer Rate and a Participation Rate – During the Cycle Term” for examples of how this feature works.

Q: What is the value of my Cycle Investment during the Cycle Term?

The value of your Cycle Investment is measured in the value of your Units. The Cycle Investment Unit Value will fluctuate based upon the Fair Value of the Cycle Investment determined by the Fair Value Calculation Agent as described in “Valuation of a Cycle Investment” later in this prospectus. In determining the Fair Value during a Cycle Term, the Fair Value Calculation Agent will take into account a variety of factors, including the change in the Index Value from the Start Date, volatility of the Index, interest rate changes, and the time remaining until the Cycle End Date.

This means that your Cycle Investment Value on any Business Day could be could be less than your initial investment.

During the Cycle Term, the Cycle Investment Unit Value estimates the market value of the risk of loss and possibility of gain if the Cycle Investment is held to the Cycle End Date. Before the Cycle End Date, the value of the Cycle Investment Unit may be lower than the value on the Start Date even when the Index performance is positive due to the possibility that the Index performance could decrease before the Cycle End Date. Changes in the volatility of the Index price and interest rates also may reduce the Cycle Investment Unit Value before the Cycle End Date.

In addition, the Cycle Investment Unit Value includes the Proportional Cap Rate (for a Cycle Investment with a Cap Rate Crediting Type) or Proportional Participation Rate (for a Cycle Investment with a Participation Rate Crediting Type), if applicable, and the Floor Rate and the Buffer Rate do not apply. The Proportional Cap Rate reduces the Cap Rate based on the time lapsed during the Cycle Term relative to the Cycle Term. The Proportional Participation Rate reduces the Index gain based on the time lapsed during the Cycle Term relative to the Cycle Term. This means on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. In each of these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. See “Appendix C – Cycle Investment Unit Value Examples” for examples of how the value of your Cycle Investment is determined during the Cycle Term.

Q: How is my return calculated on the Cycle End Date?

The Cycle Maturity Value is the final Cycle Investment Unit Value for a Cycle investment on the Cycle End Date. The Cycle Maturity Value is calculated based on the Index’s performance over the Cycle Term subject to the Cap Rate (for a Cycle Investment with a Cap Rate Crediting Type) or the Participation Rate (for a Cycle Investment with a Participation Rate Crediting Type), and subject to the Floor Rate (for a Cycle Investment with a Floor Rate Cycle Structure) or the Buffer Rate (for a Cycle Investment with a Buffer Rate Cycle Structure).

The following table describes the maximum amount that may be lost in Cycle Investment Options on the Cycle End Date:

Maximum Cycle Investment Loss on Cycle End Date
-10% Floor	-10% Buffer	-20% Buffer	-30% Buffer
-10%	-90%	-80%	-70%

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering or making withdrawals from the Contract. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected. Fees and expenses in the tables do not reflect any Advisory Fees paid from your Contract Value or other assets of yours. If such charges were reflected, the fees and expenses would be higher.

The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender or make withdrawals from the Contract, or transfer Contract Value between investment options. State premium taxes may also be deducted.

Transaction Expenses

Contract Owner Transaction Expenses	Charge
Sales Load Imposed on Premiums	None
State Premium Tax[1]	0% to 3.5%
Transfer Fee[2]	$15
Fair Value Calculation[3] (as a percentage of the amount invested in Cycle Investments)	100%

[1]	State premium tax is based on current resident state and varies by state. If applicable in your state, it is generally payable upon full surrender, death, or the Income Payment Start Date.
[2]

Currently the charge is $0, but we reserve the right to charge $15 per transfer for transfers in excess of 12 per Contract Year. If applied, the Transfer Fee would apply both to transfers among Subaccounts and between Subaccounts and Cycle Investments. We will not charge for any transfers of initial or additional premium payments that include allocation instructions to Cycle Investment Options for the next Cycle Start Date.

[3]

If you withdraw money from a Cycle Investment Option prior to the Cycle End Date, you will receive the Cycle Investment Unit Value. We calculate the Cycle Investment Unit Value based on the Fair Value and incorporate the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. In the event of severe market disruption where the value of the financial instruments become worthless, this means you can lose up to 100% of your principal invested in a Cycle Investment upon withdrawal prior to the Cycle End Date. See “Valuation of a Cycle Investment” later in this Prospectus, as well as “Fair Value Formulas” in Appendix E.

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract (not including Investment Portfolio company fees and expenses).

Annual Contract Expenses

Annual Contract Expenses
Base Contract Expenses (as a percentage of average Accumulation Value)[1]	0.40%

[1]

This charge is a percentage of the Accumulation Value in each Subaccount including the Default Account. It does not apply to Contract Value allocated to the Cycle Investments. This annual charge is deducted daily. Once we issue your Contract, current rates for periodic charges are guaranteed for the life of the Contract. We call this charge the Separate Account Annual Expense charge later in this prospectus.

The next item shows the minimum and maximum total operating expenses charged by the Investment Portfolios that you may pay periodically during the time you own the Contract. A complete list of Investment Portfolios available under the Contract, including the Default Account, as well as their annual expenses, may be found in “APPENDIX A – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT” at the back of this Prospectus.

Annual Investment Portfolio Expenses[1]
(expenses that are deducted from portfolios assets, including management fees, distribution, and/or service (12b-1) fees and other expenses)	Minimum	Maximum
Total annual operating expenses	0.72%	1.06%

[1]

The investment portfolio expenses used to prepare this table were provided to us by the fund company(ies). We have not independently verified such information of unaffiliated investment portfolio options. The expenses are those incurred as of the fiscal year ending December 31, 2021. Current or future expenses may be higher or lower than those shown. These charges do not apply to Contract Value allocated to the Cycle Investments. Because you are not permitted to invest in the Default Account directly, we have not included its fees and expenses in determining the minimum and maximum investment portfolio expenses. If we had, it would represent the least expensive investment portfolio.

Expense Examples

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual Contract expenses, and Annual Investment Portfolio Expenses.

The Example assumes that you invest $100,000 in the Subaccounts for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the most expensive combination of Annual Investment Portfolio Expenses. The Example assumes you do not allocate any Contract Value to the Cycle Investments and there is no Contract Value in the Default Account. The Example does not reflect any Advisory Fees paid from your Contract Value or other assets of yours. If such charges were reflected, the fees and expenses would be higher. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)	If you surrender, annuitize, or continue to own your Contract at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years
$ 1,486	$4,618	$7,975	$17,464

PRINCIPAL RISKS OF INVESTING IN THE CONTRACT

General Risk of Loss

Investments in the Contract are subject to the risk of loss of principal and previously credited earnings due the negative performance of the Index to which a Cycle is linked or of the Investment Portfolio in which a Subaccount invests.

General Liquidity Risk

The Contract is designed to help meet long-term financial goals. It is not suitable as a vehicle for short-term savings. If you are not a long-term investor, this Contract may not be appropriate for you.

RISKS OF INVESTING IN THE CYCLE INVESTMENTS

Risk of Loss

Investments in Cycle Investments will fluctuate in value based on the performance of the Index. Such losses may be substantial depending on the performance of the Index and the Cycle Investment to which you allocate Contract Value. You will bear the portion of the loss that exceeds the Buffer Rate or the loss up to the amount of the Floor Rate, as applicable. The Floor Rate and the Buffer Rate provide downside protection from negative Index Performance only on the Cycle End Date. For Cycle Investments with multi-year Cycle Terms, these rates do not apply on an annual basis: any negative Index performance is measured from the Cycle Start Date until the Cycle End Date.

Liquidity Risk

The amount of Cycle Investment Value available for withdrawal on any Business Day is equal to the Cycle Investment Unit Value on that day multiplied by the number of Cycle Investment Units credited to your Contact. Prior to the Cycle End Date, the Cycle Investment Unit Value for each Cycle Investment is based on the Fair Value of the financial instruments that equal the Cycle Investment at maturity. The Fair Value estimates the market value of the risk of loss and possibility of gain if the Cycle Investment is held to the Cycle End Date. The Fair Value determination takes into account a variety of factors, including the change in Index value from the Cycle Start Date, volatility of the Index, interest rate changes, and time remaining to the Cycle End Date. Before the Cycle End Date, the Cycle Investment Value may be lower than the amount allocated to the Cycle Investment on the Start Date even when the Index performance is positive due to the possibility that the Index performance could decrease before the Cycle End Date. Changes in the Index volatility and interest rates also may reduce the Cycle Investment Unit Value.

The Cycle Investment Unit Value also reflects the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal prior to the Cycle End Date, it would result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this would always cause your Cycle Investment Value on the Cycle End Date to be lower.

Your Cycle Investment Value is the amount available for withdrawals prior to the Cycle End Date, including withdrawals to pay Advisory fees, Systematic Withdrawals, Required Minimum Distributions, transfers to the Subaccounts, full or partial surrenders of your contract (including exercising your right to cancel the contract), payment of a death benefit or annuitization.

Withdrawals taken before the Cycle End Date will reduce your Cycle Investment Value dollar for dollar.

Changes to the Cycle Investments

Availability of the Cycle Investments for future Cycle Types are solely at our discretion, and we can change or remove them without Contract Owner consent. You bear the risk that a Cycle Type in which you initially invest will not continue to be available in the future. We reserve the right not to offer any Cycle Investments, and to reject or limit the amount that can be invested in a Cycle Investment. We set Cap Rates and Participation Rates at our discretion based on a variety of factors. These rates may change from Cycle Term to Cycle Term and may be less than your initial rates. Contract Owners bear the risk that the rates we set will be less favorable than they find acceptable. We will amend the prospectus should we cease offering Cycle Investments.

In the event that the Index for a Cycle Investment is discontinued, or is changed substantially, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive, for future Cycle Investments, we may replace the Index with an available comparable Index, subject to any necessary regulatory filings. If the Index is discontinued, for Cycle Investments that are ongoing, the Cycle Term will end, i.e., we will “mature” it, on the date the Index is discontinued, and we will calculate the Cycle Investment return, positive or negative, based on the Crediting Type (i.e. Cap Rate or Participation Rate) and the Cycle Structure (i.e. Floor Rate or Buffer Rate), as applicable. See “Replacement of the Index” below for additional information.

Limited Participation in Positive Performance

Any increase in the value of the Contract Owner’s Cycle Investment for any Cycle is limited by the Cycle’s Cap Rate or Participation Rate, which could cause the Contract Owner’s Cycle Investment on any Cycle Business Day to be lower than they would otherwise be if the Contract Owner invested, for example, in a mutual fund or exchange-traded fund tracking the same Index. The Cap Rates and Participation Rates benefit us because they limit the hedging costs to cover the amount of increase in the Cycle Investment that we may be obligated to pay. We set the Cap Rates and Participation Rates at our discretion. Prior to the Cycle End Date the Cycle Investment Unit Value, which determines the amount available for withdrawal, will take into account the Proportional Cap Rate or Proportional Participation Rate, which may reduce the Cycle Investment Unit Value based on the time remaining until the Cycle End Date relative to the Cycle Term. Generally, Cycle Investments that provide greater protection against negative Index performance through the Floor Rate or Buffer Rate have lower Cap Rates and Participation Rates than Cycle Investments with the same Index and Cycle Term that provide less protection.

Cap Rates and Participation Rates

The Cap Rate for a Cycle Investment with a Cap Rate Crediting Type and the Participation Rate for a Cycle Investment with a Participation Rate Crediting Type on the Cycle Start Date will be disclosed on our website https://www.midlandnational.com/midlandadvisory. Prior to the Cycle Start Date, we will post Indicative Rates every Tuesday before the Cycle Start Date. The Cap Rate or Participation Rate for a new Cycle Term may be higher, lower, or equal to the Cap Rate or Participation Rate for the prior Cycle Term and/or the Indicative Rate. There is a risk that the Cap Rate will be lower than the Index’s rate of return. For Participation Rates lower than 100%, investors will not fully participate in the Index’s positive rate of return.

We have established a minimum Cap Rate for each available Cycle Investment with a Cap Rate Crediting Type and a minimum Participation Rate for each available Cycle Investment with a Participation Rate Crediting Type, which are the Rate Thresholds disclosed in this prospectus. If we cannot offer the Cycle Investment with a Cap Rate or Participation Rate that is equal to or above the applicable Rate Threshold, the Cycle Investment will not launch on the Cycle Start Date for the new Cycle Term. If this occurs, there is a risk that allocation of your Contract Value to a different Cycle Investment will be delayed until the following month because a new Cycle Investment can only be established on a Cycle Start Date (i.e., the third Thursday of each month). There is also a risk that you may not have a Cycle Investment to invest in if we decide not to offer any Cycle Investments in the future. Contract Value that you allocate to a Cycle Investment that does not launch will remain in the Default Account until you provide us with alternative allocation instructions.

The Cap Rates and Participation Rates apply from the Cycle Start Date to the Cycle End Date. The Cap Rate is a limit on the maximum rate of return on a Cycle Investment at the end of the Cycle Term, not the end each year of the Cycle Term. It is not an annual limit. For Participation Rates with multi-year Cycle Terms, the Participation Rate is the portion of the Index gain on a Cycle Investment at the end of the Cycle Term, not the end of each year of the Cycle Term. Interim changes in the value of the Cycle Investment during a Cycle Term will occur, and may be higher or lower, sometimes significantly higher or lower, than the return on the Cycle Investment on the Cycle End Date.

We will inform you and your Advisor of the final Cap Rate or Participation Rate for each new Cycle Investment (whether an initial Cycle Investment or a renewal from a maturing Cycle Investment) to which your Contract Value is allocated. If the Cap

Rate or Participation Rate is not satisfactory to you, you will be eligible to “bailout” of the new Cycle Investment, regardless of whether it is an initial Cycle Investment or a renewal from a maturing Cycle Investment. In order to exercise your right to bailout of the Cycle Investment, you or your Advisor must notify us within 10 business days from the day we send you and your Advisor notice of the final Cap Rate(s) or Participation Rate(s). When you do so, you must instruct us where to reallocate your investment. Your bailout proceeds will be equal to the entire amount you allocated to the new Cycle Investment on the Cycle Start Date, i.e., it will not be subject to any Fair Value calculation and it will not be subject to any transfer charges. If you or your Advisor do not exercise your right to bailout within 10 business days of the notice, then your Contract Value will remain invested in the Cycle Investment for the duration of the Cycle Term. This means that if you later decide to transfer or withdraw your Contract Value from the Cycle Investment prior to the Cycle End Date, the Cycle Investment Unit Value of the amount you allocated to the Cycle Investment will be based on the Fair Value and will reflect the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate or Buffer Rate will not apply. See “Transfers out of a Cycle Investment” and “Withdrawals from Cycle Investments” for more information about the consequences of transfers and withdrawals from the Cycle Investments prior to the Cycle End Date.

Cycle Investment Unit Value Based Upon Fair Value During Cycle Term

On each Cycle Business Day, other than the Cycle Start Date and Cycle End Date, we determine the Cycle Investment Unit Value for a Cycle Investment by reference to its Fair Value. The Fair Value of a Cycle Investment reflects the current value of financial instruments that would provide a return equal to the change in Index Value at the end of the Cycle Term, subject to the Proportional Cap Rate or Proportional Participation Rate, but without regard to the Floor Rate or the Buffer Rate, as applicable. We contract with Fair Value Calculation Agents to determine the Fair Value of a Cycle Investment based on a variety of factors such as the change in the Index Value from the Cycle Start Date, implied volatility of the Index, interest rate changes, and the time remaining to the Cycle End Date. The Fair Value is determined using a formula which is determined based on the economic value of a hypothetical financial investments at the time of the valuation designed to match Cycle Investment value at the Cycle End Date. The formula is based on the value of each of these financial instruments and is determined by a Fair Value Calculation Agent using standard financial industry calculations. This means the Fair Value of a Cycle Investment before the Cycle End Date could be different than the performance of the reference Index during the calculation period. For more information on the formula used to calculate Fair Value, see “Valuation of a Cycle Investment – Cycle Value Unit Value – During the Cycle Term.”

Midland National will publish the Cycle Investment Unit Values each Business Day on its website: https://www.midlandnational.com/midlandadvisory. For more information and to see how Fair Value and Cycle Investment Unit Value are calculated, see “Appendix C – Cycle Investment Unit Value Examples” and “Investing in the Cycle Investments” section below.

Risk Associated with Indices

The value of the Contract Owner’s Cycle Investment is dependent on the performance of the reference Index. The performance of an Index is based on changes in the values of the securities or other investments that comprise or define the Index. The securities comprising or defining the Indices are subject to a variety of investment risks, many of which are complicated and interrelated. These risks may affect capital markets generally, specific market segments, or specific issuers. The performance of the Indices may fluctuate, sometimes rapidly and unpredictably. Negative Index performance may cause the Contract Owner to lose money. The historical performance of an Index does not guarantee future results. It is impossible to predict whether an Index will perform positively or negatively over the course of a Cycle Term.

While it is not possible to invest directly in an Index, if the Contract Owner chooses to allocate amounts to a Cycle Investment, the Contract Owner is indirectly exposed to the investment risks associated with the referenced Index. Because each Index is comprised or defined by a collection of equity securities, each Index is largely exposed to market risk and issuer risk. Market risk is the risk that market fluctuations may cause the value of a security to fluctuate, sometimes rapidly and unpredictably. Issuer risk is the risk that the value of an issuer’s securities may decline for reasons directly related to the issuer, as opposed to the market generally.

The Russian/Ukraine conflict and the resulting response by the United States and other countries could create economic disruption, including increased market volatility, and present economic uncertainties. It is not possible to predict the scope and duration of these events, or the future impact on U.S. and global economies and financial markets. The performance of the Indexes to which the Cycle Investments are linked may be adversely affected and may lead to losses on your investment. This risk could be higher for Indexes with exposure to European or Russian markets, including MSCI EAFE Price Return Index.

Over time, we may also change the Indices to which the Cycle Investments are linked. Below is a summary of important investment risks to which each Index is exposed. For more information, see “Additional Information about the Indices” later in this prospectus.

•

S&P 500® Price Return Index (Bloomberg Ticker: SPX). The S&P 500® Price Return Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges, and may not be able to attain the high growth rate of successful smaller companies. The S&P 500® Price Return does not include dividends or distributions.

•

MSCI EAFE Price Return Index (Bloomberg Ticker: MXEA). The MSCI EAFE Index is designed to represent the performance of large and mid-cap securities across 21 developed markets, including countries in Europe, Australasia and the Far East, excluding the U.S. and Canada. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, and the securities of mid-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). The price return index does not include dividends or distributions.

•

Russell 2000 Price Return Index (Bloomberg Ticker: RTY). The Russell 2000 Index refers to a stock market index that measures the performance of the 2,000 smaller companies included in the Russell 3000 Index. In general, the securities of small-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Small-capitalization companies are more likely to fail than larger companies. The price return index does not include dividends or distributions.

We reference the S&P 500® Price Return Index (Bloomberg Ticker: SPX), the MSCI EAFE Price Return Index (Bloomberg Ticker: MXEA), and the Russell 2000 Price Return Index (Bloomberg Ticker: RTY), which are price appreciation indices that do not include dividends or distributions, so the indices performances do not reflect dividends or distributions paid on the securities comprising the indices. The calculation of the Index performance for a Cycle Investment, therefore, will not reflect the full investment performance of the underlying securities.

No Rights in the Securities Underlying the Index

A Cycle Investment does not involve investing in the associated Index nor in any securities included in that Index. As a result, Contract Owners will not have voting rights, rights to receive cash dividends or other distributions or other rights that holders of securities comprising the indices would have. We calculate the increase in value of Cycle Investment without taking into account any such distributions or dividends paid.

Replacement of an Index

If an Index is discontinued, we reserve the right to replace it with an alternative index for future Cycle Investments. We will give at least a 30 day notice of the change, unless the Index provider gives us less than 30 days’ notice, in which case we will give you and your Advisor notice as soon as practicable at our discretion. We will attempt to choose a replacement index that has a similar investment objective and risk profile to the discontinued Index. If we replace an Index, any future Cycle Investments will be available with the same Rate Threshold, Floor Rate and Buffer Rate features. In addition, in the event the Index for a Cycle Investment is changed substantially, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive, we may stop offering and/or replace the Index with an available comparable Index for future Cycle Investments. You bear the risk that the replacement index may not be acceptable to you.

Due to the possibility that an Index may be discontinued, we cannot guarantee that any Index will remain available through the end of a Cycle Term. In the event an Index is discontinued, we will terminate the Cycle Investment, as described below.

If an Index were to be discontinued, we will end, or mature, the Cycle Term before its scheduled Cycle End Date as of the date of the most recently available closing value of the Index before its discontinuance. We will use that closing value to calculate the Cycle Investment return, positive or negative, through that date. We will apply the Index performance as of that date subject to the Crediting Type (i.e. Cap Rate or Participation Rate) and the Cycle Structure (i.e. the Floor Rate or Buffer Rate, as applicable. For example, if the Index was up 10% at the time we matured the Cycle for a Cycle with an 8% Cap Rate, we would credit an 8% return to your Cycle Investment Value and for a Cycle with a 90% Participation Rate, we would credit a 9% return to your Cycle Investment Value. If the Index was down 30% at the time we matured the Cycle for a Cycle with a -10% Buffer Rate, we would credit a 20% negative return to your Cycle Investment Value and for a Cycle with a -10% Floor Rate, we would credit a -10% negative return to your Cycle Investment Value. We would provide notice about ending the Cycle, as soon as practicable and ask for instructions on where to transfer your Cycle End Date value. If you do not provide us with instructions, your Cycle End Date value will be transferred to the Default Account and will remain there until you provide us with alternative allocation instructions.

In the case of any of the types of early maturities discussed above, you can allocate the Cycle Investment Value to any of the available investment options, such as immediately to a Subaccount or to a Cycle Investment on the next Cycle Start Date, if available. Contract Owners may not transfer from the affected Cycle Investment into another Cycle Investment that has already commenced. Contract Owners are always able to transfer to the Subaccounts.

RISKS OF INVESTING IN THE SUBACCOUNTS

Risk of Loss

You bear the risk of any decline in the Accumulation Value of your Subaccounts resulting from the performance of the Investment Portfolios you have chosen. The Accumulation Value could decline very significantly, and there is a risk of loss of the entire amount invested. This risk varies with each Investment Portfolio. The investment risks are described in the prospectuses for the Investment Portfolios.

OTHER GENERAL RISKS OF INVESTING IN THE CONTRACT

Financial Strength of Midland National

Midland National is solely responsible for all guarantees provided under the Contract, including without limitation values calculated for the Cycle Investments, the Death Benefit and any annuity payments. Our General Account assets, which support these guarantees and payments are subject to the claims of our creditors. As such, the guarantees and payments are subject to our financial strength and claims paying ability and, therefore, to the risk that we may default on the guarantees and payments. For information on our financial condition, please review our financial statements included in this prospectus. Additional information about our business and operations is set forth in “Midland National Life Insurance Company”, later in this prospectus.

Advisory Fee Risk

If you choose to pay Advisory Fees from your Contract Value, this deduction will reduce your Contract Value. This will reduce the amount available to be applied to an annuity payout option when you annuitize your Contract. Currently, income payment options are only available if the proceeds applied are $2,000 or more and the annual payment is more than $240. If the deduction of Advisory Fees reduces your Contract Value below these thresholds, your options will be limited to receiving your remaining Contract Value in one lump sum. Because the Death Benefit under the Contract is equal to your Contract Value, the deduction of the Advisory Fee from your Contract Value will also reduce the Death Benefit.

Prior to the Cycle End Date, the Cycle Investment Unit Value will be based on the Fair Value, which reflects the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. This means on any day prior to the Cycle End Date, if you take a withdrawal from a Cycle Investment (including any withdrawals to pay Advisory Fees), it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this would always cause your Cycle Investment Value on the Cycle End Date to be lower. You should consult with your Advisor before authorizing Advisory Fees to be deducted from the Cycle Investments prior to the Cycle End Date.

In a series of recent private letter rulings (“PLRs”), the IRS has recognized that investment advisor fees paid out of Contract Value will, in certain circumstances and subject to conditions, not be treated as taxable distributions from a Non-Qualified Contract, will not be taxable to the Contract Owner, are not reportable to the IRS as distributions from the Contract and are not subject to the 10% tax penalty for Contract Owners who are under age 59 1⁄2. We have received such a private letter ruling from the IRS and intend to tax report in accordance with that ruling. Accordingly, advisory fees will be treated as non-taxable distributions for reporting purposes by the Company. However, these rulings generally only can be relied upon by the taxpayers who obtained them, and the IRS is not bound by these rulings with respect to your tax treatment under your Contract. Regardless of how we treat the deduction of Advisory Fees for tax reporting purposes, there is a risk that federal and state taxing authorities may determine that these deductions are subject to federal and state income taxes, including a 10% tax penalty if you are under age 59 1⁄2. See “Advisory Fees Deducted From Contract Value” and “Federal Tax Status – Advisory Fees” for more information.

Adverse Tax Consequences

Certain transactions including, but not limited to, withdrawals (including withdrawals to pay Advisory Fees, systematic withdrawals and required minimum distributions) and surrenders may lead to a taxable event. If you purchase the Contract through a tax advantaged retirement account, distributions received before you attain age 59 1/2 may be includible in income and subject to a 10% penalty tax. If you take a withdrawal from a Non-Qualified Contract, any earnings before you attain age 59 1/2 may be included in income and subject to a 10% penalty tax in addition to ordinary income tax. In addition, existing tax laws that benefit this Contract may change at any time.

Premium Payment Risk

Your ability to make subsequent premium payments is subject to restrictions. We reserve the right to refuse any premium payment, to further limit your ability to make subsequent premium payments with advance notice, and require our prior approval before accepting premium payments. There is no guarantee that you will always be permitted to make premium payments. If we refuse and/or limit your premium payments, your ability to increase your Contract Value will be affected, which in turn will affect the amounts that may be applied to an annuity payout option or toward any Death Benefit paid.

Minimum Contract Value Risk

The minimum amount that can be left in the entire Contract after a withdrawal is $1,000.00. The entire Contract will be closed and the balance will be distributed to the Contract Owner if a withdrawal causes the Contract Value to drop below $1,000.00.

Cybersecurity

We rely heavily on interconnected computer systems and digital data to conduct our insurance business activities. Because our insurance business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is potentially vulnerable to disruptions from utility outages and other problems, and susceptible to operational and information security risks resulting from information systems failure (hardware and software malfunctions) and cyber-attacks. There may be an increased risk of cyber-attacks during periods of geo-political or military conflict (such as Russia’s invasion of Ukraine and the resulting response by the United States and other countries). These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, and unauthorized release of confidential customer information. For instance, cyber-attacks may: interfere with our processing of Contract transactions, including the processing of orders from our website; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage.

Cybersecurity risks may also affect the Indices and the Investment Portfolios in which the Subaccounts invest. Breaches in cybersecurity may cause the performance of an Index or Investment Portfolio to be calculated incorrectly, which could affect the calculation of values under the Contract. We are not responsible for the calculation of any Index or the performance of any Investment Portfolio, Breaches in cybersecurity may also negatively affect the value of the securities or other investments that comprise or define an Index or in which a portfolio invests.

Catastrophic Events

Catastrophic events such as terrorist attacks, floods, severe storms or hurricanes, computer cyber-terrorism, military actions, or a pandemic disease like the novel coronavirus known as COVID-19, could have a material and adverse effect on our business in several respects by:

•	causing long-term interruptions in our service and the services provided by our significant vendors;

•	creating economic uncertainty, and reducing or halting economic activity;

•	disrupting the financial markets and adversely affecting the value, volatility, and liquidity of securities and other instruments;

•	increasing mortality or mortality risks that could adversely affect our claims experience, the actuarial assumptions that underlie our insurance products, and the costs of reinsurance.

The extent to which these types of catastrophic events, including the recent COVID-19 pandemic and the military action in the Ukraine, may impact our business, results of operations, financial condition, liquidity, or prospects will depend on future developments that are highly uncertain and cannot be predicted.

THE MIDLAND ADVISORY REGISTERED INDEX-LINKED AND VARIABLE ANNUITY CONTRACT

The Midland Advisory Registered Index-Linked and Variable Annuity Contract is a flexible premium deferred registered index and variable annuity that is designed to aid in long-term financial planning for retirement or other savings needs. It is available for purchase as a Non-Qualified Contract, as well as through Individual Retirement Accounts (“IRAs”), including Traditional IRAs and Roth IRAs.

The prospectus and the Statement of Additional Information (SAI) describe all material terms and features of the Contract. Certain non-material provisions of your Contract may be different than the general description in this prospectus and the SAI because of legal requirements in the state in which you purchased the Contract. Any such variation will be included in your Contract. All material state variations are described in this prospectus. You may also contact your Advisor or our Customer Service Center for additional information about Contract variations applicable to your state. A summary of such material state specific variations is included in APPENDIX B– STATE VARIATIONS at the back of this prospectus.

PURCHASING THE CONTRACT

Any person wishing to purchase a Contract must submit an application form and an initial premium payment of at least $50,000. The sale must take place through an Advisor who is licensed, registered and authorized to sell the Contract. The maximum Issue Age for the Contract is 85 years.

If your application is complete and in Good Order (see “Administrative Procedures”), we will accept or reject it within two Business Days of receipt. If the application is incomplete, we will attempt to complete it within five Business Days. If it is not complete at the end of this period (or cannot be accepted for some other reason), then we will inform you of the reason for the delay and the premium payment will be returned unless you let us keep the premium until the application is complete. Your initial premium is held in a non-interest bearing suspense account (which is part of our General Account and is subject to claims of our general creditors) until your Contract is issued or your premium is refunded.

You may allocate your premium payments among the Subaccounts and/or Cycle Investments available in the Contract. Because Cycle Investments only start on the third Thursday of each month, any amount of your initial premium payment and any subsequent premium payments that you wish to allocate to an upcoming Cycle Investment will be held in the Default Account until the Cycle Start Date.

We will allocate your initial premium payment according to your instructions when we receive it or accept your application (whichever is later) at our Customer Service Center before the New York Stock Exchange closes for regular trading (generally, 3:00 p.m. Central Time). If we receive your initial premium payment or accept your application (whichever is later) after the close of regular trading on the New York Stock Exchange, for investments in the Subaccounts, we will credit Accumulation Units at the Accumulation Unit Value determined at the close of the next Valuation Period.

All premium payments that you allocate to any Cycle Investment will be invested in the Default Account until your selected Cycle Start Date. The allocations will move from the Default Account into the corresponding Cycle Investments, if they launch, on the Cycle Start Date. If a Cycle Investment does not launch, the corresponding allocations will remain in the Default Account until you provide us with alternative allocation instructions. Cycle Investments begin on the third Thursday of each month. If the third Thursday of the month is not a Business Day, the Cycle Investments will launch on the next Business Day.

There may be delays in our receipt of applications that are outside of our control because of the failure of the Advisor who recommended this Contract to forward the application to us promptly, or because of delays in their broker dealer determining that the Contract is suitable for you. Any such delays will affect when your Contract can be issued and when your premium payment is allocated among the Subaccounts and the Cycle Investments.

Right to Cancel

You may cancel your Contract within the ten (10) day Right to Cancel period (also called the “Free Look Period”). We deem the Right to Cancel period to expire 10 days after you have received your Contract. Some states and circumstances may provide you with a longer Right to Cancel period. To cancel your Contract, you need to return your Contract and any other documentation that we may require, in Good Order, to the Advisor who recommended it to you or to our Customer Service Center. If you cancel your Contract, regardless of whether it is a Qualified Contract or a Non-Qualified Contract, then we will return:

•	The Contract Value (which may be more or less than the premium payments you paid), or

•	If greater and required by law, your premiums paid minus any partial withdrawals.

If we return the Contract Value, the amount you receive will reflect the investment performance of the Investment Options you allocated your premiums to before you cancelled the Contract. Contract Value that is allocated to the Cycle Investments will be based on the Cycle Investment Unit Value at the time, which, if prior to the Cycle End Date, is based on the Fair Value and the Proportional Cap Rate or Proportional Participation Rate, if applicable, and does not provide the protection of the Floor Rate or Buffer Rate.

If we return the premiums paid minus any partial withdrawals, the amount you receive will not reflect the investment performance of the Investment Options you allocated your premiums to before you cancelled the Contract. If you allocated Contract Value to the Cycle Investments, the amount due to you is not based on the Cycle Investment Unit Value at the time. The amount you receive will only be reduced to the extent you took any partial withdrawals before exercising your Right to Cancel.

Tax-free Section 1035 Exchanges

You can generally exchange one non-qualified annuity contract for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuity contracts carefully. Remember that if you exchange another annuity contract for the one described in this prospectus, you might have to pay a surrender charge on your old annuity contract and other charges may be higher (or lower) and the benefits may be different. You should not exchange another annuity contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Contract. If you purchase the Contract in exchange for an existing annuity contract from another company, we may not receive your premium payment from the other company for a substantial period of time after you sign the application and send it to us, and we cannot credit your premium to the Contract until we receive it.

If you are considering a partial exchange of an annuity contract, you should consider the conditions described by Revenue Procedure 2011-38, effective for transfers that are completed on or after October 24, 2011. Under Revenue Procedure 2011-38: (1) the period of time after which cash can be withdrawn from either contract is 180 days beginning on the date of the transfer and (2) annuity payments that satisfy the newly enacted partial annuitization rule under Section 72(a)(2) of the Code will not be treated as a distribution from either the old or new contract.

You should consult with and rely upon a tax adviser if you are considering a contract exchange.

ADDITIONAL PREMIUM PAYMENTS

You may make additional premium payments at any time after the Free Look Period and prior to Annuitization in any amount of $1,000 or more, within certain limits and subject to our right to refuse any premium payments. By current Company practice, we will also accept additional payments via automatic bank draft in amounts of $100 or more per month. Unless you receive approval from us, the maximum amount of premium you may pay into this Contract prior to the Maturity Date is $2,000,000. In addition, an initial or additional premium that would cause the Contract Value or total value of all annuity contracts that you maintain with Midland National to exceed $5,000,000 requires our prior approval. We calculate this limit for each Annuitant or Owner based on all active annuity contracts.

Additional premium payments to Subaccounts will be credited as of the end of the Valuation Period in which they are received by us, in Good Order. Because Cycle Investments only start every third Thursday, any amount of your additional premium payments that you wish to allocate to an upcoming Cycle Investment will be invested in the Default Account until your selected Cycle Start Date. The allocations will move from the Default Account into the corresponding Cycle Investments, if they launch, on the Cycle Start Date. If a Cycle Investment does not launch, the corresponding allocations will remain in the Default Account until you provide us with alternative allocation instructions.

We may refuse to accept certain forms of premium payments (e.g., third party checks, traveler’s checks, money orders), and we reserve the right to accept or reject any premium payment or form of payment. If we exercise our right to reject or place limitations on the acceptance and allocation of additional premiums, you may be unable or limited in your ability to increase your Contract Value through additional Premium payments, which, in turn, will affect the amounts that may be applied to an annuity payout option or toward any Death Benefit paid.

You may mail premium payments by regular mail to Midland National Life Insurance Company at P.O. Box 9261 Des Moines, IA 50306-9261 or by overnight delivery service to 8300 Mills Civic Pkwy, West Des Moines, IA 50266-3833.

Allocation of Premium Payments

You will provide premium payment allocation instructions in your application for the Contract. These instructions will dictate how we allocate your additional premium payments. Allocation percentages may be any whole number (from 0 to 100) and the sum must equal 100. The allocation instructions in your application will apply to all additional premium payments, unless you change your allocation instructions by providing us with written instructions. We reserve the right to limit the number of Cycle Investments and Subaccounts to which you may allocate your premium payments or transfer your Contract Value.

Changing Your Premium Payment Allocation Instructions

You may change your allocation instructions by submitting a written request to our Customer Service Center that provides new allocation instruction in whole numbers from 0 to 100, the sum of which must equal 100. We may allow other means to make this type of request with proper authorization and verification. Changes to allocation instructions will apply to premium payments received as of the date we receive your request at our Customer Service Center. Changing your allocation instructions will not affect how your existing Contract Value is allocated among the Investment Options. When the Dollar Cost Averaging (DCA) program is in effect, the DCA allocation percentages will apply to any premium payments received unless you specify otherwise. (See “Dollar Cost Averaging” later in this prospectus.

THE CYCLE INVESTMENT OPTIONS

Available Cycle Investments. We currently offer the following Cycle Investments:

Index	Cycle Term (# of years)	Cycle Structure	Cycle Floor/Buffer Rate	Crediting Type	Rate Threshold
S&P500	1	Buffer	-10%	Cap	5%
MSCI EAFE	1	Buffer	-10%	Cap	5%
S&P500	3	Buffer	-10%	Cap	5%
S&P500	6	Buffer	-10%	Participation	20%
S&P500	6	Buffer	-10%	Cap	12.5%
S&P500	6	Buffer	-20%	Cap	10%
S&P500	6	Buffer	-30%	Cap	7.5%
Russell 2000	6	Buffer	-10%	Cap	12.5%
MSCI EAFE	6	Buffer	-10%	Cap	12.5%
MSCI EAFE	1	Buffer	-10%	Participation	10%
S&P500	1	Buffer	-10%	Participation	10%
S&P500	1	Floor	-10%	Cap	2.5%
S&P500	3	Floor	-10%	Cap	2.5%

Over time, we may add and/or remove the Cycle Investments offered for new Cycle Terms. If we do so, we will amend this Prospectus.

Features of a Cycle Investment

The key features of a Cycle Investment are:

•	the Index to which it is linked;

•	the Cycle Term, which is the period between Cycle Start Date and Cycle End Date;

•

The type of downside protection (“Cycle Structure”), which are either: (i) the maximum loss you will incur due to negative Index performance for the Cycle Term, or the Floor Rate, or (ii) the maximum amount of negative Index performance for the Cycle Term from which the Company will protect you, or the Buffer Rate; and

•

the type of upside investment exposure (“Crediting Type”), which are either: (i) the maximum positive rate of return at the end of the Cycle Term, which is the Cap Rate (subject to the Rate Threshold set forth in the table above), or (ii) the portion of positive Index performance for the Cycle Term in which you will participate, which is the Participation Rate (subject to the Rate Threshold set forth in the table above).

The Index. We currently offer Cycles Investment linked to the following Indices (each, an “Index”):

•

S&P 500® Price Return Index (Bloomberg Ticker: SPX), which is a price return index based on the market-capitalization-weighted index of the 500 largest U.S. publicly-traded companies that does not include dividends or distributions.

•

MSCI EAFE Price Return Index (Bloomberg Ticker: MXEA), which is designed to represent the performance of large and mid-cap securities across 21 developed markets, including countries in Europe, Australasia and the Far East, excluding the U.S. and Canada, and is available for a number of regions, market segments/sizes and covers approximately 85% of the free float-adjusted market capitalization in each of the 21 countries, and which does not include dividends or distributions.

•

Russell 2000 Price Return Index (Bloomberg Ticker: RTY), which is a stock market index that measures the performance of the 2,000 smaller companies included in the Russell 3000 Index and is largely regarded as a bellwether of the U.S. economy because of its focus on smaller companies that focus on the U.S. market, and which does not include dividends or distributions.

Each Index involves risks, including the risk of loss of principal and previous earnings. See “Principal Risks of Investing in the Contract” earlier in this Prospectus for more information.

Cycle Terms. A Cycle Term begins on the Start Date and ends on the Cycle End Date. We currently offer Cycle Terms of 1 and 3 years for Cycle Investments with a Floor Rate described below and Cycle Terms of 1, 3, and 6 years for Cycle Investments with a Buffer Rate described below.

Floor Rate. The Floor Rate is the maximum loss you will incur due to negative Index performance for the Cycle Term. We currently offer a Floor Rate of -10%, but may offer the same or different rates in the future for newly offered Cycle Investment options.

The Floor Rate provides Contract Owners protection against negative Index performance greater than the selected Floor on the Cycle End Date. For example, a Floor Rate of -10% means the rate of return on a Cycle Investment would not fall below -10% if held through the end of the Cycle Term.

Example 1: If the performance of an Index at the end of a 1-year Cycle Term is -15%, and the Floor Rate of -10% is selected, the return on the Cycle Investment would be -10%. In this Example, the -10% Floor Rate applies, and Midland National bears the risk of any loss due to negative Index performance below -10%.

Example 2: If the performance of an Index at the end of a 1-year Cycle Term is -5%, and the Floor Rate of -10% is selected, the return on the Cycle Investment would be -5%. In this Example, the -10% Floor Rate does not apply because the return on the Cycle Investment is higher. The Contract Owner bears negative Index performance down to -10%.

Buffer Rate. The Buffer Rate is the maximum amount of negative Index performance that the Company will protect you from on the Cycle End Date, and you will bear any negative Index performance in excess of the Buffer Rate. We currently offer Buffer Rates of -10%, -20% and -30%, but may offer the same or different rates in the future for newly offered Cycle Investment options.

Different Buffer Rates enable Contract Owners to select different levels of protection against potential losses due to negative Index performance. For example, a Buffer Rate of -20% means that Midland National will absorb negative Index performance up to -20%. The Contract Owner bears the loss to the extent negative Index performance exceeds -20%.

Example 1: If the Index performance on the Cycle End Date is -15% and a Buffer Rate selected is -20%, the return on the Cycle Investment would be 0%. In this example, the Buffer Rate would apply, and Midland National would protect you from all of the negative Index performance.

Example 2: If the Index performance on the Cycle End Date is -15% and the Buffer Rate selected is -10%, the return on the Cycle Investment would be -5%. The Buffer Rate would apply, and Midland National would absorb negative Index performance of -10%. The Contract Owner bears the loss to the extent negative Index performance –exceeds 10%.

Buffer Rates do not limit the Contract Owner’s loss to a particular amount. A Cycle Investment with a Buffer Rate of -10% could experience a loss equal to -90%, and a Cycle Investment with a Buffer Rate of -20% could experience a loss equal to -80%. This means that selecting a Cycle Investment with a Buffer Rate could result in a large losses during periods of steep declines in the stock market.

The Floor Rate and the Buffer Rate only apply on the Cycle End Date. For Cycle Investments with multi-year Cycle Terms, these rates do not apply on an annual basis: any negative Index performance is measured from the Cycle Start Date until the Cycle End Date.

Neither the Floor Rate nor the Buffer Rate will apply to any partial or full withdrawals of a Cycle Investment prior to the Cycle End Date, which means that you will not have any guaranteed downside protection on these withdrawals during the Cycle Term.

Example 1: If you invest $100,000, and the Floor Rate -10% is selected, but you withdraw the entire Cycle Investment prior to the Cycle End Date at a time when the Cycle Investment Unit Value is $8, i.e. the Cycle performance to date (based on the Fair Value, which considers various market factors in addition to Index performance) is -20%, the Floor Rate would not apply and you could incur the full loss of -20%, or $20,000. This is because if you take a withdrawal prior to the Cycle End Date, there is no downside protection and you risk the loss of your entire investment.

Example 2:    If you invest $100,000, and the Buffer Rate -20% is selected, and you withdraw the entire Cycle Investment prior to the Cycle End Date at a time when the Cycle Investment Unit Value is $9, i.e. the Cycle performance to date (based on the Fair Value, which considers various market factors in addition to Index performance) is -10%, the Buffer Rate would not apply and you could incur the full loss of 10%, or $10,000. In this example, your loss could be equal the full amount of the Cycle Investment Unit Value decline of 10%, or $10,000. This is because if you take a withdrawal prior to the Cycle End Date, there is no downside protection and you risk the loss of your entire investment.

Cap Rate. The Cap Rate is the maximum rate of return on a Cycle End Date and it limits participation in positive Index performance. This means that the return on an Investment Cycle is limited to the Cap Rate even if the Index performance on the Investment Cycle End Date is higher.

Example 1. If the performance of an Index at the end of a 3-year Cycle Term is 10%, but the Cap Rate is 8%, the return on your Cycle Investment for that Cycle Term would be limited to 8%, which is the Cap Rate.

Example 2. If the performance of an Index at the end of year of a 3-year Cycle Term is 5%, but the Cap Rate is 8%, the return on your Cycle Investment for that Cycle Term would be the full 5% because it is below the Cap Rate.

Participation Rate. The Participation Rate is the portion of positive Index performance for a Cycle Investment that your Cycle Investment Unit Value will participate in on the Cycle End Date. This means that the return on an Investment Cycle will be any Index gain over the Cycle Term multiplied by the Participation Rate.

Example 1. If the performance of an Index at the end of a 1-year Cycle Term is 10%, and the Participation Rate is 90%, the return on the Cycle Investment for that Cycle Term would be 9%, which is 90% of the Index gain.

Example 2. If the performance of an Index at the end of a 1-year Cycle Term is 5%, and the Participation Rate is 90%, the return on the Cycle Investment for that Cycle Term would be 4.5%, which is 90% of the Index gain.

Participation Rates do not limit the Contract Owner’s return to a maximum amount. A Cycle Investment with a Participation Rate of 90% will experience returns equal to 90% of the Index gain over the Cycle Term, no matter how high or low the Index gain may be.

The return on a Cycle Investment is measured from the Cycle Start Date through the Cycle End Date. For Cycle Investments with multi-year Cycle Terms, these rates do not apply on an annual basis: any positive Index performance is measured from the Cycle Start Date until the Cycle End Date. The Cap Rate is a limit on the maximum rate of return on a Cycle Investment at the end of the Cycle Term, not the end each year of the Cycle Term. For Participation Rates with multi-year Cycle Terms, the Participation Rate is the portion of the Index gain on a Cycle Investment at the end of the Cycle Term, not the end of each year of the Cycle Term. Interim changes in the value of the Cycle Investment during a Cycle Term will occur, and may be higher or lower, sometimes significantly higher or lower, than the return on the Cycle Investment on the Cycle End Date.

Please note, generally the higher the Floor Rate you select, the higher the Cap Rate or Participation Rate we will offer. For example if the Floor Rate is increased from -10% to -20%, the Cap Rate or Participation Rate would increase. In general, the lower the Buffer Rate you select, the higher the Cap Rate or Participation Rate we will offer. For example if the Buffer Rate is decreased from -20% to -10%, the Cap Rate or Participation Rate would increase. In other words, selecting less protection from potential losses due to negative Index performance will generally result in a higher Cap Rate or Participation Rate, giving you more exposure to upside potential.

Investing in the Cycle Investments

Subject to our right not to offer any Cycle Investments, we will launch new Investment Cycles on the third Thursday of every month. If the third Thursday of the month is not a Business Day, we will launch the new Investment Cycles on the next Business Day.

Thirty Business Days prior to any Cycle Investment Start Date, we will post information on-line about the Cycle Investments scheduled to start next. The notice, which will be posted on the Midland National’s website at https://www.midlandnational.com/midlandadvisory and will include the following information for each available Cycle Investment:

1)	Index, Cycle Term, and Floor Rate or Buffer Rate, as applicable;

2)	Start Date and Cycle End Date;

3)	Indicative Rate and Crediting Type (which will be updated every Tuesday before the Cycle Start Date);

4)	Instructions for completing investment allocation instructions for the new Cycle Investments deadline.

The final Cap Rate or Participation Rate for a Cycle Investment will be declared on the Cycle Start Date and will be disclosed on our website https://www.midlandnational.com/midlandadvisory as of that day. Prior to the Cycle Start Date, we will post Indicative Rates every Tuesday before the Cycle Start Date. The Cap Rate or Participation Rate for a new Cycle Term may be higher, lower, or equal to the Cap Rate or Participation Rate for the prior Cycle Term and/or the Indicative Rate.

We have established a minimum Cap Rate for each available Cycle Investment with a Cap Rate Crediting Type and a minimum Participation Rate for each available Cycle Investment with a Participation Rate Crediting Type, which are the Rate Thresholds disclosed in this prospectus. If we cannot offer the Cycle Investment with a Cap Rate or Participation Rate that is equal to or above the applicable Rate Threshold, the Cycle Investment will not launch on the Cycle Start Date for the new Cycle Term. There is a risk that you may not have a Cycle Investment to invest in if we decide not to offer any Cycle Investments in the future.

We will inform you and your Advisor in writing, or electronically, if applicable, of the final Cap Rate or Participation Rate for each new Cycle Investment (whether an initial Cycle Investment or a renewal from a maturing Cycle Investment) to which your Contract Value is allocated. If the Cap Rate or Participation Rate is not satisfactory to you, you will be eligible to “bailout” of the new Cycle Investment, regardless of whether it is an initial Cycle Investment or a renewal from a maturing Cycle Investment. In order to exercise your right to bailout of the Cycle Investment, you or your Advisor must notify us within 10 business days from the day we send you and your Advisor notice of the final Cap Rate(s) or Participation Rate(s). When you do so, you must instruct us where to reallocate your investment. If you want to exercise your right to bailout out you can do so by contacting us by telephone at 866-747-3421 or by e-mail at Securities@SFGMembers.com. If you or your Advisor do not exercise your right to bailout within 10 business days of the notice, then your Contract Value will remain invested in the Cycle Investment for the duration of the Cycle Term. This means that if you later decide to transfer or withdraw your Contract Value from the Cycle Investment prior to the Cycle End Date, the Cycle Investment Unit Value of the amount you allocated to the Cycle Investment will be based on the Fair Value and will reflect the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate or Buffer Rate will not apply. See “Transfers out of a Cycle Investment” and “Withdrawals from Cycle Investments” for more information about the consequences of transfers and withdrawals from the Cycle Investments prior to the Cycle End Date.

Your bailout proceeds will be equal to the entire amount you allocated to the new Cycle Investment on the Cycle Start Date, i.e., it will not be subject to any Fair Value calculation and it will not be subject to any transfer charges.

If you have a maturing Cycle Investment, we will mail you and your Advisor this notice, or, if applicable, deliver it electronically. For more information, see “Cycle End Date Payments; Rollovers” below in this section.

To invest in a new Cycle Investment, you must submit your allocation instructions no later than the close of the Business Day prior to the Cycle Start Date. Your allocation instructions must specify:

1)	the Cycle Investment(s) you select for investment; and

2)

the amount and source of Contract Value to be allocated to the Cycle Investment(s), i.e., additional premium payments, amounts allocated to Investment Portfolios Available Under the Contract Investment Options or proceeds from a Cycle maturing prior to the applicable Cycle Start Date,

All transfers of Contract Value to the Cycle Investments will be placed in the Default Account one Business Day prior to the Cycle Start Date. All allocations of premium payments to the Cycle Investments will be placed in the Default Account upon allocation to the Contract and held there until the Cycle Start Date. On the Cycle Start Date, we will then reallocate the amounts to the designated Cycle Investment(s) This includes initial premiums, additional premium payments, transferred Contract Value from the Subaccounts and rollovers from maturing Cycle Investments.

Depending on market and business considerations, we may determine not to offer a Cycle Investment on a Cycle Start Date and may reject or limit the amount allocated in a Cycle Investment at our sole discretion at any time until the end of the Business Day on the Cycle Start Date. We may choose not to offer any Cycle Investment for any period or we may decide to cease offering Cycle Investments. If we decide to cease offering Cycle Investments, each outstanding Cycle Investment will continue until its respective Cycle End Date.

If you do not provide us with allocation instructions, or we do not timely receive your allocations instructions, or if the Cycle Investment you have selected is not available on the Cycle Start Date, your Contract Value will be invested in the Default Account until you provide us with alternative allocation instructions in Good Order.

The Default Account. The Default Account is the Fidelity VIP Government Money Mkt Svc 2 Money Market Subaccount, which is used to hold the following: (i) premium payments designated for a new Cycle Investment(s) upon allocation to the Contract, (ii) transfers of Contract Value designated for a new Cycle Investment(s) as of one Business Day prior to the Cycle Start Date, (iii) proceeds from a maturing Cycle Investment(s) before they are reinvested into a new Cycle Investment, and (iv) proceeds from a maturing Cycle Investment for which we have no instructions or for which the Cycle Investment does not launch. The Fidelity VIP Government Money Mkt Svc 2 Money Market Subaccount is not available for direct investment.

The Cycle Start Date. We establish the Cap Rate or Participation Rate for a new Cycle Investment on the Cycle Start Date in our sole discretion based on a variety of factors. The Cap Rate or Participation Rate we establish may be different from the Indicative Rate on our website and in the notice, if you are already a Contract owner invested in a Cycle Investment. You will not know the final Cap Rate or Participation Rate until the Cycle Start Date, at which point it will be posted on our website, https://www.midlandnational.com/midlandadvisory. You will also be notified by mail or electronically, as applicable. The following table sets forth the Cycle Investments that are currently available.

Index	Cycle Term (# of years)	Cycle Structure	Cycle Floor/Buffer Rate	Crediting Type	Rate Threshold
S&P500	1	Buffer	-10%	Cap	5%
MSCI EAFE	1	Buffer	-10%	Cap	5%
S&P500	3	Buffer	-10%	Cap	5%
S&P500	6	Buffer	-10%	Participation	20%
S&P500	6	Buffer	-10%	Cap	12.5%
S&P500	6	Buffer	-20%	Cap	10%
S&P500	6	Buffer	-30%	Cap	7.5%
Russell 2000	6	Buffer	-10%	Cap	12.5%
MSCI EAFE	6	Buffer	-10%	Cap	12.5%
MSCI EAFE	1	Buffer	-10%	Participation	10%
S&P500	1	Buffer	-10%	Participation	10%
S&P500	1	Floor	-10%	Cap	2.5%
S&P500	3	Floor	-10%	Cap	2.5%

You may invest in a Cycle Investment only on the Cycle Start Date. You may not make any additional investments in a Cycle Investment after it has launched.

Cycle Investment Value

The value of a Cycle Investment is measured in terms of the number of Cycle Investment Units credited to the Contract upon investment in the Cycle Investment and the Cycle Investment Unit Value of such Units. The Cycle Investment Unit Value on the Cycle Start Date of each Cycle Investment will be $10.00. The number of Cycle Investment Units credited to the Cycle Investment is determined by dividing the amount invested in the Cycle Investment divided by the Initial Cycle Investment Unit Value of $10.00.

In determining the Fair Value of a Cycle Investment Unit during a Cycle Term, the Fair Value Calculation Agent will take into account a variety of factors, such as the change in the Index Value from the Start Date, volatility of the Index, interest rate changes, and time remaining to the Cycle End Date. During the Cycle Term, the Cycle Investment Unit Value will also take into account the length of time since the Cycle Start Date and will reflect the Proportional Cap Rate or Proportional Participation Rate, if applicable, but the Floor Rate or Buffer Rate will not apply.

During a Cycle Term, the Cycle Investment Unit Value will fluctuate based upon the Fair Value of the Cycle Investment determined by the Fair Value Calculation Agent as described in “Valuation of a Cycle Investment” later in this prospectus. Before the Cycle End Date, the Cycle Investment Value may be lower than the amount allocated to the Cycle Investment on the Start Date even when the Index performance is positive due to the possibility that the Index performance could decrease before the Cycle End Date. The Cycle Investment Unit Value may also be reduced by changes in Index volatility and interest rates.

The Proportional Cap Rate. Prior to the Cycle End Date, your investment returns will be based on the Cycle Investment Unit Value, which is the Fair Value of your Cycle Investment limited by the Proportional Cap Rate for Cycle Investments with a Cap Rate Crediting Type. The Proportional Cap Rate reduces any positive performance based on the time lapsed during the Cycle Term relative to the Cycle Term. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap). Under this scenario, if you take a withdrawal prior to the Cycle End Date, it would result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this would always cause your Cycle Investment Value on the Cycle End Date to be lower.

Example: The Cap Rate of a six-year Cycle Investment is set at 5%. After three years, you take a full withdrawal from the Cycle Investment. The Proportional Cap Rate would be 3/6 of the Cap Rate of 5%, or 2.5%. This means that the maximum increase in the Cycle Investment Unit Value is 2.5% above the Initial Cycle Investment Unit Value of $10 set on the Cycle Start Date, i.e. the maximum Cycle Investment Unit Value of $10.25 = $10.00 * (1+2.5%). The maximum return that you will receive at the time of your withdrawal would not be greater than 2.5%, even if the Index return were higher.

The Proportional Participation Rate. Prior to the Cycle End Date, your investment returns will be based on the Cycle Investment Unit Value, which is the Fair Value of your Cycle Investment limited by the Proportional Participation Rate for Cycle Investments with a Participation Rate Crediting Type. The Proportional Participation Rate reduces any positive performance based on the time lapsed during the Cycle Term relative to the Cycle Term. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Participation Rate). Under this scenario, if you take a withdrawal prior to the Cycle End Date, it would result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this would always cause your Cycle Investment Value on the Cycle End Date to be lower.

Example 1: The Participation Rate of a one-year Cycle Investment is set at 80%. After three months, the Index gain is 10% and you take a full withdrawal from the Cycle Investment. The Proportional Participation Rate would be 3/12 of the Index gain of 10%, which is multiplied by the Participation Rate of 80%, or 2.0% = 10% * 3/12 * 80%. This means that the maximum increase in the Cycle Investment Unit Value, for a 10% Index gain, is 2.0% above the Initial Cycle Investment Unit Value of $10 set on the Cycle Start Date, i.e. the maximum Cycle Investment Unit Value of $10.20 = $10.00 * (1+2.0%). The maximum return that you will receive at the time of your withdrawal, for a 10% Index gain, would not be greater than 2.0%, even if the Fair Value was higher.

Example 2: The Participation Rate of a one-year Cycle Investment is set at 80%. After three months, the Index gain is 20% and you take a full withdrawal from the Cycle Investment. The Proportional Participation Rate would be 3/12 of the Index gain of 20%, which is multiplied by the Participation Rate of 80%, or 4.0% = 20% * 3/12 * 80%. This means that the maximum increase in the Cycle Investment Unit Value, for a 20% Index gain, is 4.0% above the Initial Cycle Investment Unit Value of $10 set on the Cycle Start Date, i.e. the maximum Cycle Investment Unit Value of $10.40 = $10.00 * (1+4.0%). The maximum return that you will receive at the time of your withdrawal, for a 20% Index gain, would not be greater than 4.0%, even if the Fair Value was higher.

CYCLE INVESTMENT UNIT VALUE CALCULATION FOR CYCLE INVESTMENTS WITH A FLOOR RATE AND A CAP RATE:

Start Date

The Initial Cycle Investment Unit Value will be set as $10 for each Cycle on the Cycle Start Date.

During the Cycle Term

Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the lesser of the result of (A) and (B) below:

(A)	The Cycle Investment Unit Value based on the Fair Value

Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent. This is equivalent to the Fair Value / number of Cycle Investment Units.

and

(B)	The Cycle Investment Unit Value adjusted for the Proportional Cap Rate

The percentage gain in the Cycle Investment Unit Value, prior to the Cycle End Date, is limited by the Proportional Cap Rate, which is the Cap Rate multiplied by the amount of time that has elapsed since the Cycle Start Date.

The Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]}.

The Proportional Cap Rate is the maximum the Cycle Investment Unit Value can be prior to the Cycle End Date.

The hypothetical examples below assume 100,000 Cycle Investment units and the Index Value on the Cycle Start Date of 1,000. The examples of the hypothetical Fair Value for different Index levels, different points in the Cycle’s life, and different Cycle Terms were chosen to demonstrate the effects of the Floor not applying before the Cycle End Date and the effects of the Proportional Cap Rate on the Cycle Investment Unit Value.

Example 1 – Index Increases 50%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The Index increases to 1,500 (50% gain) 150 days after the Cycle Start Date. The Fair Value is $1,100,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,100,000 / 100,000 = $11.00

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 20% x (150/(365 x 3)} = $10.27. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$11.00, $10.27} = $10.27, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value adjusted for the Proportional Cap Rate, so the Cycle Investment Unit Value is limited by the Proportional Cap Rate.

Example 2 – Index decreases 40%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The Index decreases to 600 (40% loss) 150 days after the Cycle Start Date. The Fair Value is $900,000.

(A) The fair value per Cycle Units outstanding Unit Value = Fair Value / number of Cycle Investment Units = $900,000 / 100,000 = $9.00

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 20% x (150/(365 x 3)} = $10.27. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$9.00, $10.27} = $9.00, which is a 10% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 10% = (1 - $9.00 / $10.00) x 100%, but is within the Floor Rate of -10%.

Example 3 – Index decreases 60%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The Index decreases to 400 (60% loss) 150 days after the Cycle Start Date. The Fair Value is $880,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $880,000 / 100,000 = $8.80

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 20% x (150/(365 x 3)} = $10.27. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$8.80, $10.27} = $8.80, which is a 12% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 12% = (1 - $8.80 / $10.00) x 100%, which is below the Floor Rate of -10%, since the Floor Rate does not apply prior to the Cycle End Date.

Example 4 – Index Increases 50%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The Index increases to 1,500 (50% gain) 750 days after the Cycle Start Date. The Fair Value is $1,160,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,160,000 / 100,000 = $11.60

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 20% x (750/(365 x 3)} = $11.37. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$11.60, $11.37} = $11.37, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value adjusted for the Proportional Cap Rate, so the Cycle Investment Unit Value is limited by the Proportional Cap Rate.

Example 5 – Index Decreases 40%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The Index decreases to 600 (40% loss) 750 days after the Cycle Start Date. The Fair Value is $930,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $930,000 / 100,000 = $9.30

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 20% x (750/(365 x 3)} = $11.37. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$9.30, $11.37} = $9.30, which is a 7% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 7% = (1 - $9.30 / $10.00) x 100%, but is within the Floor Rate of -10%.

Example 6 — Index decreases 60%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The Index decreases to 400 (60% loss) 750 days after the Cycle Start Date. The Fair Value is $920,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $920,000 / 100,000 = $9.20

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 20% x (750/(365 x 3)} = $11.37. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$9.20, $11.37} = $9.20, which is a 8% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 8% = (1 - $9.20 / $10.00) x 100%, but is within the Floor Rate of -10%.

CYCLE INVESTMENT UNIT VALUE CALCULATION FOR CYCLE INVESTMENTS WITH A BUFFER RATE AND A CAP RATE:

Start Date

The Initial Cycle Investment Unit Value will be set as $10 for each Cycle Investment on the Start Date.

During the Cycle Term

Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the lesser of the result of (A) and (B) below:

(A) The Cycle Investment Unit Value based on the Fair Value

Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent. This is equivalent to the

Fair Value / number of Cycle Investment Units

and

(B) The Cycle Investment Unit Value adjusted for the Proportional Cap Rate

The percentage gain in the Cycle Investment Unit Value, prior to the Cycle End Date, is limited by the Proportional Cap Rate, which is the Cap Rate multiplied by the amount of time that has elapsed since the Cycle Start Date.

The Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]}.

The Proportional Cap Rate is the maximum that the Cycle Investment Unit Value can be prior to the Cycle End Date.

The hypothetical examples below assume 100,000 Cycle Investment Units for all of the examples and the Index Value on the Cycle Start Date of 1,000. The examples of the hypothetical Fair Value for different Index levels, different points in the Cycle’s life, and different Cycle Terms were chosen to demonstrate the effects of the Buffer not applying before the Cycle End Date and the effects of the Proportional Cap Rate on the Cycle Investment Unit Value.

Example 1 — Index increases 50%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Buffer Rate, and 35% Cap Rate. The Index increases to 1,500 (50% gain) 150 days after the Cycle Start Date. The Fair Value is $1,290,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,290,000 / 100,000 = $12.90

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 35% x (150/(365 x 3)} = $10.48. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$12.90, $10.48} = $10.48, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value adjusted for the Proportional Cap Rate, so the Cycle Investment Unit Value is limited by the Proportional Cap Rate.

Example 2 — Index decreases 60%:

A Cycle with a 3 year (1,095 days) Cycle Term, -10% Buffer Rate, and 35% Cap Rate. The Index decreases to 400 (60% loss) 150 days after the Cycle Start Date. The Fair Value is $490,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $490,000 / 100,000 = $4.90

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 35% x (150/(365 x 3)} = $10.48. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$4.90, $10.48} = $4.90, which is a 51% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 51% = (1 - $4.90 / $10.00) x 100%. The Buffer Rate of -10% does not apply prior to the Cycle End Date, so in this case the decrease in the Cycle Investment Unit Value was not limited to 50% = (60% Index loss – 10% Buffer Rate).

Example 3 — Index increases 50%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Buffer Rate, and 35% Cap Rate. The Index increases to 1,500 (50% gain) 750 days after the Cycle Start Date. The Fair Value is $1,380,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,380,000 / 100,000 = $13.80

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 35% x (750/(365 x 3)} = $12.40. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$13.80, $12.40} = $12.40, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value adjusted for the Proportional Cap Rate, so the Cycle Investment Unit Value is limited by the Proportional Cap Rate.

Example 4 — Index decreases 60%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Buffer Rate, and 35% Cap Rate. The Index decreases to 400 (60% loss) 750 days after the Cycle Start Date. The Fair Value is $510,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $510,000 / 100,000 = $5.10

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 35% x (750/(365 x 3)} = $12.40. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$5.10, $12.40} = $5.10, which is a 49% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 49% = (1 - $5.10 / $10.00) x 100%. The Buffer Rate of -10% does not apply prior to the Cycle End Date, but in this case the decrease in the Cycle Investment Unit Value was within the Buffer Rate limit of 50% = (60% Index loss – 10% Buffer Rate).

Example 5 — Index increases 50%: A Cycle with a 6 year (2,190 days) Cycle Term, -30% Buffer Rate, and 30% Cap Rate. The Index increases to 1,500 (50% gain) 150 days after the Cycle Start Date. The Fair Value is $1,130,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,130,000 / 100,000 = $11.30

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 30% x (150/(365 x 6)} = $10.21. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$11.30, $10.21} = $10.21, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value adjusted for the Proportional Cap Rate, so the Cycle Investment Unit Value is limited by the Proportional Cap Rate.

Example 6 — Index decreases 60%: A Cycle with a 6 year (2,190 days) Cycle Term, -30% Buffer Rate, and 30% Cap Rate. The Index decreases to 400 (60% loss) 150 days after the Cycle Start Date. The Fair Value is $630,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $630,000 / 100,000 = $6.30

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 30% x (150/(365 x 6)} = $10.21. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$6.30, $10.21} = $6.30, which is a 37% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 37% = (1 - $6.30 / $10.00) x 100%. The Buffer Rate of -30% does not apply prior to the Cycle End Date, so in this case the decrease in the Cycle Investment Unit Value was not limited to 30% = (60% Index loss – 30% Buffer Rate).

Example 7 — Index increases 50%: A Cycle with a 6 year (2,190 days) Cycle Term, -30% Buffer Rate, and 30% Cap Rate. The Index increases to 1,500 (50% gain) 2,000 days after the Cycle Start Date. The Fair Value is $1,320,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,320,000 / 100,000 = $13.20

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 30% x (2,000/(365 x 6)} = $12.74. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$13.20, $12.74} = $12.74, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value adjusted for the Proportional Cap Rate, so the Cycle Investment Unit Value is limited by the Proportional Cap Rate.

Example 8 — Index decreases 60%: A Cycle with a 6 year (2,190 days) Cycle Term, -30% Buffer Rate, and 30% Cap Rate. The Index decreases to 400 (60% loss) 2,000 days after the Cycle Start Date. The Fair Value is $720,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $720,000 / 100,000 = $7.20

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]}= $10 x {1+ 30% x (2,000/(365 x 6)} = $12.74. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$7.20, $12.74} = $7.20, which is a 28% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 28% = (1 - $7.20 / $10.00) x 100%, the Buffer Rate of -30% does not apply prior to the Cycle End Date, but in this case the decrease in the Cycle Investment Unit Value was within the Buffer Rate limit of 30% = (60% Index loss – 30% Buffer Rate).

CYCLE INVESTMENT UNIT VALUE CALCULATION FOR CYCLE INVESTMENTS WITH A BUFFER RATE AND A PARTICIPATION RATE:

Start Date

The Initial Cycle Investment Unit Value will be set as $10 for each Cycle Investment on the Start Date.

During the Cycle Term

Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the lesser of the result of (A) and (B) below, if the Index gain since the Cycle Start Date is greater than or equal to zero. Each Cycle Business Day prior to the Cycle End Date, the Cycle Investment Unit Value is equal to (A) below, if the Index gain since the Cycle Start Date is less than zero:

(A) The Cycle Investment Unit Value based on the Fair Value

Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent. This is equivalent to the

Fair Value / number of Cycle Investment Units

and

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate

Each Cycle Business Day prior to Cycle End Date, the maximum Cycle Investment Unit Value will be calculated as follows:

{Initial Cycle Investment Unit Value} x {1 + (Participation Rate) x (Proportional Participation Rate)}

The percentage gain in the Cycle Investment Unit Value is determined by applying the Participation Rate to the Proportional Participation Rate, which is the Index gain multiplied by the amount of time that has elapsed since the Cycle Start Date divided by the Cycle Term. The Proportional Participation Rate reduces the Index gain in proportion to the amount of time that has elapsed since the Cycle Start Date versus the Cycle Term.

Proportional Participation Rate = (Index gain) x [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]

The Index gain is the difference between the last reported value of the Index on the Cycle Business Day and the last reported value of the Index on the Cycle Start Date, divided by the last reported value of the Index on the Cycle Start Date.

Index gain = [(Index Value on Cycle Business Day – Index Value on Cycle Start Date)] / (Index Value on Cycle Start Date)

The hypothetical examples below assume 100,000 Cycle Investment Units for all of the examples and the Index Value on the Cycle Start Date of 1,000. The examples of the hypothetical Fair Value for different index levels and different points in the Cycle’s life were chosen to demonstrate the effects of the Buffer not applying before the Cycle End Date and the effects of the Proportional Participation Rate on the Cycle Investment Unit Value.

Example 1 Index increases 50%: A Cycle with a 1 year (365 days) Cycle Term, -10% Buffer Rate, and 70% Participation Rate. The Index increases to 1,500 (50% gain) 60 days after the Cycle Start Date. The Fair Value is $1,335,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,335,000 / 100,000 = $13.35

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate = {Initial Cycle Investment Unit Value} x {1 + (Participation Rate) x [Index Gain * (number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 70% x (50% * 60/365} = $10.58. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$13.35, $10.58} = $10.58, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value determined with reference to the Proportional Participation Rate, so the Cycle Investment Unit Value is limited by the Proportional Participation Rate.

Example 2 Index decreases 60%: A Cycle with a 1 year (365 days) Cycle Term, -10% Buffer Rate, and 70% Participation Rate. The Index decreases to 400 (60% loss) 60 days after the Cycle Start Date. The Fair Value is $493,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $493,000 / 100,000 = $4.93

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate is not applicable in this example, since the change in the Index value is negative since the Cycle Start Date.

Cycle Investment Unit Value = (A) = $4.93, which is a 50.7% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 50.7% = (1 - $4.93 / $10.00) x 100%. The Buffer Rate of -10% does not apply prior to the Cycle End Date, so in this case the decrease in the Cycle Investment Unit Value was not limited to 50% = (60% Index loss – 10% Buffer Rate).

Example 3 Index increases 50%: A Cycle with a 1 year (365 days) Cycle Term, -10% Buffer Rate, and 70% Participation Rate. The Index increases to 1,500 (50% gain) 300 days after the Cycle Start Date. The Fair Value is $1,346,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,346,000 / 100,000 = $13.46

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate = {Initial Cycle Investment Unit Value} x {1 + (Participation Rate) x [Index Gain * (number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 70% x (50% * 300/365} = $12.88. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$13.46, $12.88} = $12.88, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value determined with reference to the Proportional Participation Rate, so the Cycle Investment Unit Value is limited by the Proportional Participation Rate.

Example 4 Index decreases 60%: A Cycle with a 1 year (365 days) Cycle Term, -10% Buffer Rate, and 70% Participation Rate. The Index decreases to 400 (60% loss) 300 days after the Cycle Start Date. The Fair Value is $498,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $498,000 / 100,000 = $4.98

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate is not applicable in this example, since the change in the Index value is negative since the Cycle Start Date.

Cycle Investment Unit Value = (A) = $4.98, which is a 50.2% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 50.2% = (1 - $4.98 / $10.00) x 100%. The Buffer Rate of -10% does not apply prior to the Cycle End Date, so in this case the decrease in the Cycle Investment Unit Value was not limited to 50% = (60% Index loss – 10% Buffer Rate).

Example 5 — Index increases 50%: A Cycle with a 6 year (2,190 days) Cycle Term, -10% Buffer Rate, and 125% Participation Rate. The Index increases to 1,500 (50% gain) 150 days after the Cycle Start Date. The Fair Value is $1,511,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,511,000 / 100,000 = $15.11

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate = {Initial Cycle Investment Unit Value} x {1 + (Participation Rate) x [Index Gain * (number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 125% x (50% * 150/2190} = $10.43. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$15.11, $10.43} = $10.43, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value determined with reference to the Proportional Participation Rate, so the Cycle Investment Unit Value is limited by the Proportional Participation Rate.

Example 6 — Index decreases 60%: A Cycle with a 6 year (2,190 days) Cycle Term, -10% Buffer Rate, and 125% Participation Rate. The Index decreases to 400 (60% loss) 150 days after the Cycle Start Date. The Fair Value is $450,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $450,000 / 100,000 = $4.50

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate is not applicable in this example, since the change in the Index value is negative since the Cycle Start Date.

Cycle Investment Unit Value = (A) = $4.50, which is a 55% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 55% = (1 - $4.50 / $10.00) x 100%. The Buffer Rate of -10% does not apply prior to the Cycle End Date, so in this case the decrease in the Cycle Investment Unit Value was not limited to 50% = (60% Index loss – 10% Buffer Rate).

Example 7 — Index increases 50%: A Cycle with a 6 year (2,190 days) Cycle Term, -10% Buffer Rate, and 125% Participation

Rate. The Index increases to 1,500 (50% gain) 2,000 days after the Cycle Start Date. The Fair Value is $1,599,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,599,000 / 100,000 = $15.99

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate = {Initial Cycle Investment Unit Value} x {1 + (Participation Rate) x [Index Gain * (number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 x {1+ 125% x (50% * 2000/2190} = $15.71. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$15.99, $15.71} = $15.71, the Cycle Investment Unit Value, based on the Fair Value, is greater than the Cycle Investment Unit Value determined with reference to the Proportional Participation Rate, so the Cycle Investment Unit Value is limited by the Proportional Participation Rate.

Example 8 — Index decreases 60%: A Cycle with a 6 year (2,190 days) Cycle Term, -10% Buffer Rate, and 125% Participation Rate. The Index decreases to 400 (60% loss) 2,000 days after the Cycle Start Date. The Fair Value is $484,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $484,000 / 100,000 = $4.84

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate is not applicable in this example, since the change in the Index value is negative since the Cycle Start Date.

Cycle Investment Unit Value = (A) = $4.84, which is a 51.60% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 51.60% = (1 - $4.84 / $10.00) x 100%. The Buffer Rate of -10% does not apply prior to the Cycle End Date, so in this case the decrease in the Cycle Investment Unit Value was not limited to 50% = (60% Index loss – 10% Buffer Rate).

For more information, see “Valuation of a Cycle Investment”.

Transfers out of a Cycle Investment

You may transfer all or a portion of your Cycle Investment Value out of a Cycle Investment on any Business Day. If you transfer from a Cycle Investment during the Cycle Term prior to the Cycle End Date, the Cycle Investment Unit Value is based on the Fair Value and will reflect the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate or Buffer Rate will not apply. This means that if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal prior to the Cycle End Date, including transfers to the Subaccounts, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.

You may transfer into a Subaccount on any Business Day and/or into another Cycle Investment on the Cycle Start Date. If you transfer to another Cycle Investment, we will move your transferred Contract Value into the Default Account one Business Day prior to the Cycle Start Date. You may also request that all or part of any withdrawal amount be reallocated to an upcoming new Cycle Investment or to one or more Subaccounts available under the Contract.

For proceeds from maturing Cycles, if you do not provide transfer instructions in Good Order, we will allocate the Cycle Investment Value to the next new Cycle Investment of the same Cycle Type. If such a new Cycle Investment is not available, we will allocate the Cycle Investment Value to the Default Account.

Withdrawals from Cycle Investments

To withdraw money from a Cycle Investment, you must send us a Written Request containing the pertinent details of the withdrawal request, including the amount of the withdrawal and the Cycle Investment(s) from which to make the withdrawal (“withdrawal request”). Unless we receive specific instructions from you, we will deduct all requested withdrawals pro-rata from the Subaccounts until your Accumulation Value is exhausted. If your Accumulation Value is insufficient to fulfill your withdrawal request and your withdrawal request does not specifically instruct us to deduct the withdrawal from the Cycle Investment(s), we will consider the withdrawal request to be not in Good Order and we will not process the withdrawal request. The minimum partial withdrawal amount is $1,000. Required Minimum Distributions (“RMDs”) are not subject to this minimum.

We will process withdrawal requests that we receive by the end of the Cycle Investment Business Day using that day’s Cycle Investment Unit Value. For withdrawal requests we receive after the end of the Cycle Investment Business Day, we will use the Cycle Investment Unit Value for the next Cycle Investment Business Day. The number of Cycle Investment Units withdrawn from the Cycle Investment will equal the withdrawal amount divided by the Cycle Investment Unit Value on the close of the Business Day on which the withdrawal is processed.

We will pay the withdrawal amount to the Contract Owner no later than seven days after the Cycle Investment Business Day on which we received the Written Request, subject to our right to defer payment discussed below.

The Cycle Investment Unit Value is determined from the Cycle’s Fair Value as provided by the Fair Value Calculation Agent. The Cycle Investment Unit Value reflects the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. See “Valuation of a Cycle Investment later in this prospectus for more information.

Required Minimum Distributions. Unless we receive instructions from you, we will deduct all RMDs pro-rata from the Subaccounts until your Accumulation Value is exhausted, then from the Cycle Investments on a pro-rata basis. You may instruct us to take RMDs from all Investment Options - all Investment Portfolios Available Under the Contract Investment Options and all Cycle Investments – on a pro-rata basis. If you take an RMD from a Cycle Investment during the Cycle Term prior to the Cycle End Date, you will receive the Cycle Investment Unit Value times the number of Cycle Investment Units withdrawn and the Cycle Investment Unit Value will be limited by the Proportional Cap Rate or Proportional Participation Rate, but the Floor Rate or Buffer Rate will not apply.

The Cycle Investment Unit Value is determined from the Cycle’s Fair Value as provided by the Fair Value Calculation Agent. The Cycle Investment Unit Value reflects the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal prior to the Cycle End Date, including an RMD, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. See “Valuation of a Cycle Investment later in this prospectus for more information.

Deferral of Payment. We may defer payment of any withdrawal proceeds or other payment from a Cycle Investment if, due to the closing or other disruption of financial markets or exchanges or other circumstances beyond the Company’s control, the Company is unable to settle the necessary transactions prudently as reasonably determined by the Company. See “Payment of Contract Proceeds”. Payments may be deferred for up to six months if the insurance regulatory authority of the state in which the Contract is issued approves such deferral.

Cycle End Date Payments; Rollovers

Thirty Business Days before the Cycle End Date, we will send you and your Advisor a Cycle Investment Maturity notice that alerts you to the pending Cycle End Date and provides instructions on how to direct us to allocate the proceeds of a maturing Cycle Investment. At least one Business Day before the Cycle End Date, you may provide written instruction directing us to allocate the proceeds of your maturing Cycle Investments to a new Cycle Investment or to the Subaccounts, either based on the current allocation instructions or new allocation instructions. If you do not notify us we will allocate your proceeds as follows:

1)	For maturing Cycle Investments, we will invest the proceeds in a new Cycle Investment of the same Cycle Type;

2)	If such a new Cycle Investment is not available, we will allocate the proceeds to the Default Account.

We will pay proceeds of the Cycle Investment on the Cycle End Date.

Additional Information About the Indices

S&P 500 Price Return Index (Bloomberg Ticker: SPX). The S&P 500 Price Return Index was established by Standard & Poor’s. The S&P 500 Price Return Index includes 500 leading companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The S&P 500 Price Return Index does not include dividends declared by any of the companies included in this Index.

MSCI EAFE Price Return Index (Bloomberg Ticker: MXEA). The MSCI EAFE Price Return Index was established by Morgan Stanley Capital International. The MSCI EAFE Index is designed to represent the performance of large and mid-cap securities across 21 developed markets, including countries in Europe, Australasia and the Far East, excluding the U.S. and Canada. The Index is available for a number of regions, market segments/sizes and covers approximately 85% of the free float-adjusted market capitalization in each of the 21 countries. The price return index does not include dividends or distributions.

Russell 2000 Price Return Index (Bloomberg Ticker: RTY). The Russell 2000 Price Return Index was established by the Frank Russell Company currently managed by FTSE Russell. The Russell 2000 Index refers to a stock market index that measures the performance of the 2,000 smaller companies included in the Russell 3000 Index. The Russell 2000 is widely regarded as a bellwether of the U.S. economy because of its focus on smaller companies that focus on the U.S. market. The price return index does not include dividends or distributions.

See “Appendix D - Index Disclaimers” for important information regarding the Indices.

Replacement of an Index

In the event an Index for a Cycle Investment is discontinued, we may replace the Index with an available comparable Index for future Cycle Investments.

In addition, in the event an Index for a Cycle Investment is changed substantially, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive, we may stop offering and/or replace the Index with an available comparable Index for future Cycle Investments.

If an Index is discontinued, for Cycle Terms that are ongoing, we will end, i.e., mature, the Cycle Term on the date the Index is discontinued, and calculate the Cycle Investment return based on the Crediting Type (i.e. Cap Rate or Participation Rate) and the Cycle Structure (i.e. Floor Rate or Buffer Rate), as applicable.

If we stop offering an Index for future Cycle Investments for any reason other than the Index is discontinued, any ongoing applicable Cycle Investments will continue until their Cycle End Date. This means we will not will not mature a Cycle Investment before its Cycle End Date if that Index has not been discontinued.

In replacing an Index for future Cycle Investments, we would attempt to choose a new Index that has a similar investment objective and risk profile to the original Index. The selection criteria for a suitable alternative Index may include the following:

1.

There is a sufficiently large market in exchange traded and/or over-the counter options, futures, and similar derivative instruments based on the Index to allow the Company to hedge fluctuations of the Index Value.

2.	The Index is recognized as a broad-based Index for the relevant market; and

3.	The publisher of the Index allows the Company to use the Index and other materials for a reasonable fee.

For example, if the S&P 500 Price Return index is discontinued, we will mature the Cycle Investments as of the date of the most recently available Index closing value. We will use that closing value to calculate the return through that date. We will apply the return calculated on that date in the same way we apply the return calculated on the Cycle End Date for Cycle Investments that are not terminated early. This means we will apply the Cap Rate or Participation Rate and Floor Rate or Buffer Rate, as applicable. For example, if the Index was up 10% at the time we matured the Cycle for a Cycle with an 8% Cap Rate, we would credit an 8% return to your Cycle Investment Value and for a Cycle with a 90% Participation Rate, we would credit a 9% return to your Cycle Investment Value. If the Index was down 30% at the time we matured the Cycle for a Cycle with a -10% Buffer Rate, we would credit a 20% negative return to your Cycle Investment Value and for a Cycle with -10% Floor Rate, we would credit -10%. We would provide notice about maturing the Cycle that is terminated early, as soon as practicable and ask for instructions on where to transfer your Cycle Investment Value.

We will give at least a 30 day notice of any change, unless the Index provider itself gives us less than 30 days’ notice, in which case we will give you and your Advisor notice as soon as practicable.

In the case of any of the types of early maturities discussed above, you can allocate the Cycle Investment Value to any of the available investment options, such as immediately to a Subaccount or to a Cycle Investment on the next Cycle Start Date, if available.

Contract owners are always permitted to transfer to the Subaccounts and may not invest in Cycles that have already commenced.

Valuation of a Cycle Investment

The amount invested in a Cycle Investment by the Contract Owner is the Cycle Investment Value. As of any Cycle Business Day, the Cycle Investment Value is measured by the number of Cycle Investment Units credited to the Contract multiplied by the Cycle Investment Unit Value, each as of that Cycle Business Day. The Cycle Investment Value will reflect withdrawals and fluctuations in the Cycle Investment Unit Value. ON ANY CYCLE BUSINESS DAY AFTER THE CYCLE START DATE, THE CONTRACT OWNER’S CYCLE INVESTMENT VALUE MAY BE LESS THAN THE AMOUNT INITIALLY INVESTED. The Cycle Investment Value is reduced by the dollar amount of all withdrawals.

Cycle Investment Unit

The number of Cycle Investment Units initially credited to the Contract is calculated by dividing the amount allocated to the Cycle Investment on the Start Date by $10.00. The number of Units credited to the Contract will be reduced by withdrawals made prior to the Cycle End Date based on the amount withdrawn and the Cycle Investment Unit Value at the time of the withdrawal.

Example. A withdrawal of $10,000 is requested from a Cycle Investment prior to the Cycle End Date. At the time of the request, the number of Cycle Investment Units owned by the Contract Owner is 10,000 and the Cycle Investment Unit Value is $10 for a total Cycle Investment Value of $100,000. After the withdrawal the total Cycle Investment Value is $90,000 = $100,000 - $10,000 (withdrawal). The number of Cycle Investment Units after the withdrawal is 9,000 = 10,000 - $10,000(withdrawn) / $10(Cycle Investment Unit Value).

Cycle Investment Unit Value

For each Cycle Investment, we will establish the Cycle Investment Unit Value on the Start Date, and calculate the Cycle Investment Unit Value on each Cycle Business Day and on the Cycle End Date. The methods used to calculate the Cycle Investment Unit Value on each Cycle Business Day and on the Cycle End Date are different.

On the Start Date. For each Cycle Investment we establish an Initial Cycle Investment Unit Value at $10.00 on the Cycle Start Date.

During the Cycle Term. For each Cycle Investment, we determine the Cycle Investment Unit Value as of each Cycle Business Day based on its Fair Value and the Proportional Cap Rate or Proportional Participation Rate. The Buffer Rate and Floor rate do not apply.

We have contracted with S&P Global Market Intelligence, an independent analytics firm, to be the Fair Value Calculation Agent to compute the Fair Value of a Cycle Investment Unit.

The Fair Value of a Cycle Investment is determined by the Fair Value Calculation Agent as of the end of each Cycle Business Day. The Fair Value reflects the current value of certain financial instruments. These financial instruments are intended to provide a return equal to the change in Index Value at the end of the Cycle Term subject to the Cap Rate or Participation Rate and subject to the Floor Rate or Buffer Rate. The Fair Value is based on a variety of factors considered by the Fair Value Calculation Agent, which include the change in the Index Value from the Cycle Start Date, volatility of the Index, changes in prevailing interest rates and the time remaining to the Cycle End Date. The Fair Value is determined using a formula which is based on the economic value of a hypothetical investments at the time of the valuation designed to match Cycle Investment value at the Cycle End Date. The value of each of these financial instruments is determined by the Fair Value Calculation Agent using standard financial industry calculations.

On each Business Day prior to the Cycle’s End Date, we will use the Fair Value for each Cycle, as provided by the Fair Value Calculation Agent, to calculate the Fair Value per Cycle Investment Unit outstanding.

For Cycle Investments with a Cap Rate Crediting Type, this value is then compared to the Cycle Investment’s Proportional Cap Rate. The Cycle Investment Unit Value for that Business Day is the lesser of the Fair Value per Cycle Investment Unit outstanding and the Cycle Investment’s Proportional Cap Rate, which is the greatest possible Cycle Investment Unit Value.

For Cycle Investments with a Participation Rate Crediting Type this value is then compared to the Cycle Investment’s Proportional Participation Rate. The Cycle Investment Unit Value for that Business Day is the lesser of the Fair Value per Cycle Investment Unit outstanding and the Cycle Investment’s Proportional Participation Rate, which is the greatest possible Cycle Investment Unit Value.

See “Appendix E – Fair Value Formulas” for more detailed information about how the Fair Value Calculation Agent determines the Fair Value. See “Appendix C– Cycle Investment Unit Value Examples” for illustrations of how Cycle Investment Unit Values are computed.

Cycle Investments do not involve an investment in any underlying portfolio of securities or financial instruments. Individuals should consult their financial professional about the risks, benefits, and other features of the Cycle Investments, and whether the Cycle Investments are appropriate based upon their financial situations and objectives. Please consider carefully the important information contained in this prospectus before investing in a Cycle Investment.

THE SUBACCOUNT INVESTMENT OPTIONS

The Subaccounts are offered through the Midland National Life Separate Account C (the “Registered Separate Account”). The Registered Separate Account is divided into Subaccounts, called, each of which invests exclusively in shares of one Investment Portfolio. You may allocate part or all of your premium payment to one or more Subaccounts.

A list of the Investment Portfolios currently available through the Subaccounts is set forth at the back of this prospectus in “APPENDIX A – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT”. Appendix A also includes information about the investment types and advisers of each Investment Portfolio.

The Investment Portfolios available under the Contracts are not available for purchase directly by the general public, and are not the same as the mutual funds with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of the Investment Portfolios are very similar to the investment objectives and policies of other (publicly available) mutual funds that have very similar or nearly identical names and that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of any of the Investment Portfolios that are available under the Contracts may be lower, or higher, than the investment results of such other (publicly available) mutual funds. There can be no assurance, and no representation is made, that the investment results of any of the available Investment Portfolios will be comparable to the investment results of any other portfolio or mutual fund, even if the other portfolio or mutual fund has the same investment adviser or manager and the same investment objectives and policies and a very similar or nearly identical name.

The Investment Portfolios offered through the Contract were selected by Midland National based on several criteria, including asset class coverage, the alignment of investment objectives of a portfolio with our hedging strategy, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Of course, we also consider whether the portfolio’s adviser is an affiliate of ours. We also consider whether the Investment Portfolio, its adviser, sub-adviser, or distributor (or an affiliate) can provide marketing and distribution support for the sale of the policies. Another factor that we consider during the selection process is whether the Investment Portfolio or one of its service providers (e.g., the investment adviser or sub-advisers) will make payments to us or our affiliates in connection with certain administrative, marketing and support services, and the amount of any such payments, or whether affiliates of the Funds can provide marketing and distribution support for sales of the Contracts.

The Investment Portfolios, their managers, or affiliates thereof, may make payments to Midland National and/or its affiliates. These payments may be derived, in whole or in part, from the fees disclosed in the Investment Portfolios’ prospectuses including investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each Investment Portfolio. Owners, through their indirect investment in the Investment Portfolios, bear the costs of these fees. The amount of these payments may be substantial, may vary between Investment Portfolios, and generally are based on a percentage of the assets in the Investment

Portfolios that are attributable to the Contracts and other variable insurance products issued by Midland National. These percentages currently range up to 0.50% annually. Midland National may use these payments for any corporate purpose, including payment of expenses that Midland National and/or its affiliates incur in promoting, issuing, marketing, and administering the Contracts, and, that we incur in our role as intermediary, in promoting and marketing the Investment Portfolios. Midland National and its affiliates may profit from these payments.

You are responsible for choosing the Subaccounts, and the amounts allocated to each, that are appropriate for your own individual circumstances and by your investment goals, financial situation, and risk tolerance. Since investment risk is borne by you decisions regarding investment allocations should be carefully considered and periodically re-evaluated.

Other Investment Portfolios (or available classes) may have lower fees and better overall investment performance.

In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the Investment Portfolios that are available to you, including each Investment Portfolio’s prospectus, statement of additional information and annual and semi-annual reports. Other sources such as the fund company’s website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to an Investment Portfolio. You should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the entire risk for the allocation of your premiums and Accumulation Value among the Investment Options. We are not responsible for any investment or other advice or services that you may receive, including the advice and services provided by your Advisor.

You bear the risk of any decline in the Accumulation Value of your Contract resulting from the performance of the Investment Options you have chosen.

We do not recommend or endorse any particular Investment Portfolio or Portfolios and we do not provide investment advice.

Availability of the Investment Portfolios

We cannot guarantee that each Investment Portfolio will always be available for investment through the Contracts.

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of an Investment Portfolio that are held in the Subaccount. New or substitute Investment Portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. If the shares of an Investment Portfolio are no longer available for investment or if, in our judgment, further investment in any portfolio should become inappropriate, we may redeem the shares of that Investment Portfolio and substitute shares of another Investment Portfolio. We will not substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the Investment Company Act of 1940, as amended, or other applicable law.

Your Accumulation Value (Contract Value allocated to the Subaccounts)

Your Accumulation Value is the sum of the amounts you have invested in the Subaccounts. Your Accumulation Value will vary daily to reflect the investment performance of the Investment Portfolios you select, any premium payments, partial withdrawals, surrenders, and charges assessed in connection with the Contract. Transaction charges are made on the effective date of the transaction. Charges against the Subaccounts are reflected daily.

There is no guaranteed minimum Accumulation Value for amounts allocated to the Subaccounts. You bear the investment risk. A Subaccount’s performance will cause your Accumulation Value to go up or down each Valuation Period.

Accumulation Units

The amount you invest in each Subaccount is represented by the value of the Accumulation Unit Value times the number of Accumulation Units credited to you. Premium payments allocated to and Accumulation Value transferred to a Subaccount are used to purchase Accumulation Units. Accumulation Units are sold or redeemed when you make a surrender, partial withdrawal or transfer amounts from a Subaccount to a Cycle Investment, and to purchase an Annuity Option or pay the Death Benefit when the Owner dies. If you choose to pay the Advisory Fee from your Contract Value, we will redeem Accumulation Units to effect these deductions. We also redeem units to pay Transaction Expenses. See the “Fee Table” for more information about Transaction Expenses.

We calculate the number of Accumulation Units purchased or redeemed in a Subaccount by dividing the dollar amount of the transaction by the Subaccount’s Accumulation Unit Value at the end of the day, if it is a Business Day. If it is not a Business Day, we will use the Accumulation Unit Value on the next Business Day. The number of Accumulation Units credited to you will not vary because of changes in Accumulation Unit Values.

The Accumulation Units of each Subaccount will have different Accumulation Unit Values. We determine Accumulation Unit Values for the Subaccounts at the end of each Business Day. The Accumulation Unit Value for each Subaccount is initially set at $10.00. Accumulation Unit Values fluctuate with the investment performance of the corresponding portfolios. Accumulation Unit Values reflect investment income, the Investment Portfolios’ realized and unrealized capital gains and losses, and the Investment Portfolios’ expenses. The Accumulation Unit Values also reflect the daily asset charges we deduct from your Subaccount Accumulation Value currently at an effective annual rate of 0.40%. Additional information about the Accumulation Unit Values is contained in the SAI.

Transfers of Accumulation Value

You generally may transfer amounts among the Subaccounts prior to Maturity Date, unless otherwise noted. The minimum amount that may be transferred in a single day is $100 or 100% of the Contract Value allocated to the Subaccount if less than $100. The minimum amount may come from or be transferred to more than one Subaccount. Completed transfer requests received at our Customer Service Center in Good Order before the New York Stock Exchange closes for regular trading (usually 3:00 p.m. Central Time) are priced at the Accumulation Unit Value determined at the close of that Valuation Period. If we receive your completed transfer request in Good Order after the close of a Valuation Period, we will process the transfer request at the Accumulation Unit Value determined at the close of the next Valuation Period.

For information regarding telephone or facsimile requests, see “Administrative Procedures”. Transfers may be delayed under certain circumstances. See “Payment of Contract Proceeds”. We currently do not charge for transfers between Subaccounts, but reserve the right to charge $15 per transfer for transfers in excess of 12 per Contract year. If assessed, this charge will be deducted from the amount that is transferred prior to the allocation to a different Subaccount. The fee is waived for transfers in connection with active Dollar Cost Averaging or automatic rebalancing programs.

We reserve the right to eliminate and/or restrict the transfer privilege in any manner we deem appropriate for some, all or specific Owners.

This transfer discussion applies only to transfers to and from the Subaccounts.

Transfer Limitations

Frequent, large, programmed or short-term transfers among Subaccounts, such as those associated with “market timing” transactions, can adversely affect the Investment Portfolios and the returns achieved by Owners. In particular, such transfers may dilute the value of the Investment Portfolios’ shares, interfere with the efficient management of the Investment Portfolios’ investments, and increase brokerage and administrative costs of the Investment Portfolios. In order to try to protect our Owners and the Investment Portfolios from potentially harmful trading activity, We have implemented certain market timing and excessive trading policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent frequent or short-term transfer activity among the Subaccounts that may adversely affect other Owners or Investment Portfolio shareholders.

More specifically, currently our Market Timing Procedures are intended to detect potentially harmful trading or transfer activity by monitoring for excessive trading. We currently define excessive trading as:

•

More than one purchase and sale of the same Subaccount within a 60-calendar day period, commonly referred to as a “round trip”. Two or more “round trips” involving the same Subaccount within a 60-calendar day period is considered excessive trading.

•	Six round-trips involving the same Subaccount within a twelve month period.

We will review transfer requests, daily blotters, and transaction logs in an attempt to identify transfers that exceed these transfer parameters. We will review those transfers (and other transfers in the same Contract) to determine if, in our judgment, the transfers are part of a market timing strategy or otherwise have the potential to be harmful. We will honor and process the second transfer request, but if we believe that the activity is potentially harmful, we will suspend that Contract’s transfer privileges and we will not accept another transfer request telephonically or electronically (fax, internet, etc.) for 14 Business Days. We will attempt to inform the Owner (or Advisor) by telephone that their transfers have been deemed potentially harmful to others and that their telephone and electronic transfer privilege is suspended for 14 days. If we do not succeed in reaching the Owner or Advisor by phone, we will send a letter by first class mail to the Owner’s address of record.

We reserve the right to apply our market timing procedures to all Subaccounts available under the Contract, including Subaccounts that invest in Investment Portfolios that affirmatively permit frequent and short-term trading in other variable annuity Contracts offered by us or other insurance companies. Therefore, if you allocate premiums or your Accumulation Value to such a Subaccount, you may indirectly bear the effects of market timing or other frequent trading. These Investment Portfolios might not be appropriate for long-term investors. For a complete description of each Investment Portfolios’ trading policies, review each Investment Portfolios’ prospectus.

In addition to our own market timing procedures, managers of the Investment Portfolios might contact us if they believe or suspect that there is market timing or other potentially harmful trading, and if so we will take appropriate action to protect others. In particular, we may, and we reserve the right to, reverse a potentially harmful transfer. We will inform the relevant Owner and/or Advisor and the Owner will bear any investment loss of such reversal.

To the extent permitted by applicable law, we reserve the right to delay or reject a transfer request at any time that we are unable to purchase or redeem shares of any Investment Portfolios available through Separate Account C, because of any refusal or restriction on purchases or redemptions of Investment Portfolio shares on the part of the Investment Portfolio’s managers pursuant to the Investment Portfolio’s policies and procedures respecting market timing activities or other potentially abusive transfers. If this occurs, we will attempt to contact you by telephone for further instructions. If we are unable to contact you within 5 Business Days after We have been advised that your transfer request has been refused or delayed by the Investment Portfolio manager, the amount intended for transfer will be retained in or returned to the originating Subaccount. You should also be aware that as required by Rule 22c-2 under the 1940 Act, We have entered into information sharing agreements with each of the fund or trust company whose Investment Portfolios are offered through the Contract. We share your trading information under these agreements as necessary for the fund and trust companies to monitor Investment Portfolio trading and this may include personal Contract information, including names and social security numbers or other tax identification numbers. As a result of this information sharing, a fund or trust company may direct us to restrict a Contract Owner’s transactions if the fund or trust company determines that the Contract Owner violated the Investment Portfolio’s excessive/frequent trading policy. This could include the fund or trust company directing us to reject any future allocations of premium payments or transfers from a Subaccount or Cycle Investment to any Subaccount investing Investment Portfolio or all Investment Portfolios within the fund family. We are contractually obligated to comply with all restrictions imposed by the Investment Portfolios. You should read the prospectuses of the Investment Portfolios for more details on their ability to refuse or restrict purchases or redemptions of their shares.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as we deem necessary or appropriate to better detect and deter frequent, programmed, large, or short-term transfers that may adversely affect other Owners or Investment Portfolio shareholders, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We may change our parameters to monitor for a different number of transfers with different time periods, and we may include other factors such as the size of transfers made by Owners within given periods of time, as well as the number of “round trip” transfers into and out of particular Subaccounts for purposes of applying the parameters used to detect potential market timing and other potentially harmful activity. We may aggregate transfers made in two or more Contracts that We believe are connected (for example, two Contracts with the same Owner, or owned by spouses, or owned by different partnerships, trusts, or corporations that are under common control, etc.).

We do not include transfers made pursuant to the Dollar Cost Averaging program and Investment Portfolio rebalancing program in these limitations. We may vary our market timing procedures from Subaccount to Subaccount, and may be more restrictive with regard to certain Subaccounts than others. We may choose not to apply these detection methods to Subaccounts investing in Investment Portfolios that, in our judgment, would not be particularly attractive to market timers or otherwise susceptible to harm by frequent transfers.

We reserve the right to place restrictions on the methods of implementing transfers for all Owners that we believe might otherwise engage in trading activity that is harmful to others. For example, we might only accept transfers by original “wet” Owner signature conveyed through the U.S. mail (that is, we can refuse transfer requests submitted by phone, facsimile, e-mail or by any other electronic means, or overnight courier service). We also reserve the right to implement and administer redemption fees imposed by one or more of the Investment Portfolios in the future.

Contract Owners seeking to engage in frequent, programmed, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. In addition, the terms of the Contract may also limit our ability to restrict or deter harmful transfers. Furthermore, the identification of Owners determined to be engaged in transfer activity that may adversely affect other Owners or Investment Portfolios’ shareholders involves judgments that are inherently subjective. Accordingly, despite our best efforts, we cannot guarantee that our Market Timing Procedures will detect every potential market timer. Some market timers may get through our controls undetected and may cause dilution in Accumulation Unit Values to others. We apply our Market Timing Procedures consistently to all Owners without special arrangement, waiver, or exception. We may vary our Market Timing Procedures among our other variable insurance products to account for differences in various factors, such as operational systems and Contract provisions. In addition, because other insurance companies and/or retirement plans may invest in the Investment Portfolios, we cannot guarantee that the Investment Portfolios will not suffer harm from frequent, programmed large, or short-term transfers among Subaccounts of variable policies issued by other insurance companies or among Subaccounts available to retirement plan participants.

PROCESSING SURRENDERS AND PARTIAL WITHDRAWALS – CYCLE INVESTMENT & SUBACCOUNTS

You may withdraw all or part of your Surrender Value by sending a written request to our Customer Service Center in Good Order. The Surrender Value is the Contract Value minus any applicable state premium tax charge. Partial withdrawals must be made in amounts of $1,000 or more (except for RMDs, systematic withdrawals and Advisory Fee deductions) and cannot reduce your Contract Value to less than $1,000. If a partial withdrawal results in your Contract Value becoming less than $1,000, then the entire Surrender Value must be withdrawn. A full surrender request, regardless of the Contract Value, must be submitted in writing and accompanied by your Contract. We reserve the right to change this process at any time. For a full surrender, you must send in your Contract with your surrender request or sign a lost Contract statement.

You may request partial withdrawals up to $25,000 via telephone, four times a calendar year per Contract, provided prior written authorization has been received by our Customer Service Center. You will be required to verify personally identifiable information at the time you request a partial withdrawal. If there are joint Owners, both Owners must be on the telephone at the time of request.

Telephone authorization will remain in effect until we receive written notification from you to terminate this authorization. If the Contract has joint Owners, both Owners are required to sign the written notification to terminate telephone authorization. We may discontinue this program at any time at our sole discretion. There are some restrictions on telephone partial withdrawals; please call our Customer Service Center with any questions.

We may record telephone calls and use other procedures to verify information and confirm that instructions are genuine. We will not be liable for losses or expenses arising from telephone instructions reasonably believed to be genuine. We reserve the right to restrict, suspend or eliminate the use of, or modify the requirements for making, telephone partial withdrawals at any time.

Any required tax withholding will be deducted from the amount paid. In addition, upon full surrender a state premium tax charge, if applicable, may also be subtracted.

Completed surrender or partial withdrawal requests received in Good Order at our Customer Service Center before the New York Stock Exchange closes for regular trading (usually 3:00 p.m. Central Time) are priced at the Accumulation Unit Value and Cycle Investment Unit Value determined at the close of that regular trading session of the New York Stock Exchange. If we receive your completed surrender or partial withdrawal request in Good Order after the close of a Valuation Period, we will process the surrender request at the unit value determined at the close of the next Valuation Period.

We will generally pay the surrender or partial withdrawal amount within seven days after we receive a properly completed surrender or partial withdrawal request in Good Order. See “Administrative Procedures” later in this prospectus. We may defer payment for more than seven days when:

•	trading on the New York Stock Exchange is restricted as defined by the SEC;

•	the New York Stock Exchange is closed (other than customary weekend and holiday closing);

•	an emergency exists or if for any reason it is not reasonably practicable to dispose of or fairly value the securities held in an Investment Option;

•	for such other periods as the SEC may by order permit for the protection of Owners; or

•	your premium check has not cleared your bank.

See “Payment of Contract Proceeds”.

If we defer payment for 30 or more days, then during the period of deferment, we will pay interest at the rate required by the jurisdiction in which this Contract is delivered.

Unless you specify otherwise, your partial withdrawal will be deducted from all Subaccounts in the same proportion as your Contract Value bears to each Subaccount. If your Accumulation Value is insufficient to fulfill your withdrawal request and your withdrawal request does not specifically instruct us to deduct the withdrawal from the Cycle Investment(s), we will consider the withdrawal request to be not in Good Order and we will not process the withdrawal request.

Withdrawals from Cycle Investments prior to the Cycle End Date is determined by Cycle Investment Unit Value, which is based on the Fair Value. The Cycle Investment Unit Value reflects the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.

Surrenders and partial withdrawals will generally have Federal income tax consequences that can include income tax penalties and tax withholding. Surrenders and partial withdrawals may be restricted under certain qualified Contracts. You should consult with and rely on your tax advisor before making a surrender or partial withdrawal. See “FEDERAL TAX STATUS” later in the prospectus.

In a series of recent private letter rulings (“PLRs”), the IRS has recognized that investment advisor fees paid out of Contract Value will, in certain circumstances and subject to conditions, not be treated as taxable distributions from a Non-Qualified Contract, will not be taxable to the Contract Owner, are not reportable to the IRS as distributions from the Contract and are not subject to the 10% tax penalty for Contract Owners who are under age 59 1⁄2. We have received such a private letter ruling from the IRS and intend to tax report in accordance with that ruling. Accordingly, advisory fees will be treated as non-taxable distributions for reporting purposes by the Company. However, these rulings generally only can be relied upon by the taxpayers who obtained them, and the IRS is not bound by these rulings with respect to your tax treatment under your Contract. Regardless of how we treat the deduction of Advisory Fees for tax reporting purposes, there is a risk that federal and state taxing authorities may determine that these deductions are subject to federal and state income taxes, including a 10% tax penalty if you are under age 59 1⁄2. In all events, we will administer the Contract to comply with these PLRs and any other federal tax requirements. Please see “Advisory Fees Deducted from Contract Value” and “Federal Tax Status” later in the prospectus for more information.

BENEFITS UNDER THE CONTRACT

The following table summarizes information about the standard benefits under the Contract. None of them require an additional charge.

Name of Benefit	Purpose	Brief Description of Restrictions / Limitations
Systematic Withdrawal Program	Allows you to set up an automatic payment	• Each payment must be at least $100 (unless we consent otherwise) • Subject to any applicable income taxes, including a possible 10% federal tax penalty if taken before age 59 1/2.

Dollar Cost Averaging (“DCA”) Program	Allows you to systematically transfer a set amount each month from a Subaccount to other available Subaccounts

Your Accumulation Value must be at least $10,000 to initiate the DCA program.

The minimum amount that you may transfer monthly is $100, quarterly is $300, and semi-annually is $600 and annually is $1,200.

Not available during the Free Look Period.

Not available if you elect Portfolio Rebalancing

Transfers only available among Subaccounts – Cycle Investments are not eligible

Portfolio Rebalancing Program	Allows us to automatically rebalance your Accumulation Value to return to your original percentage allocations

Your Accumulation Value must be at least $10,000 to initiate the program.

We will terminate the program if you direct any subsequent reallocation, contribution or partial withdrawal on other than a pro-rata basis.

We reserve the right to end the portfolio rebalancing program by sending you and your Advisor one month’s notice. You may not elect Portfolio Rebalancing if you have an active DCA program.

Not available if you elect DCA

Transfers only available among Subaccounts – Cycle Investments are not eligible

Death Benefit	Pays your beneficiary your Contract Value	Terminates upon the Maturity Date. If you elect to pay Advisory Fees from your Contract Value, this deduction will reduce the Contract Value and therefore the Death Benefit.

Systematic Withdrawals

The systematic withdrawal feature allows you to have a portion of your Contract Value withdrawn automatically. For example, you may elect to have $500 withdrawn from your Contract Value automatically every month.

These withdrawals occur only: (1) while the Owner is living, (2) before the Maturity Date, and (3) after the Free Look Period. You may elect this option by sending a properly completed service form to our Customer Service Center. You may designate the systematic withdrawal amount and the frequency of the systematic withdrawals, which may be monthly, quarterly, semi-annually or annually. See your Contract for details on systematic withdrawal options and when each begins.

Systemic Withdrawals will be taken pro-rata from your Subaccounts only. Once the Subaccounts’ Accumulation Value is exhausted, the Systematic Withdrawals will terminate. If the contract owner wishes to continue Systematic Withdrawals, he/she will have to contact us to set up a new Systematic Withdrawal program for the Cycle Investments and then will be taken pro-rata from your Cycle Investments. The Cycle Investment Unit Value prior to the Cycle End Date is based on the Fair Value of the Cycle,

Prior to the Cycle End Date, the Cycle Investment Unit Value will be based on the Fair Value, which reflects the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal, including Systematic Withdrawals, prior to the Cycle End Date, it would result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this would always cause your Cycle Investment Value on the Cycle End Date to be lower. You should consult with a financial professional before taking Systematic Withdrawals from the Cycle Investments prior to the Cycle End Date.

If the New York Stock Exchange is closed for regular trading on the day when the withdrawal is to be made, then we will process your withdrawal at the Accumulation Unit Value and/or Cycle Investment Unit Value determined at the close of the next Valuation Period.

You can stop or modify the systematic withdrawals by sending us a Written Notice. A proper Written Notice must include the consent of any effective assignee or irrevocable Beneficiary, if applicable.

Each systematic withdrawal must be at least $100. Each request for withdrawal amounts of less than $100 will be reviewed on a case-by-case basis. We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $100. Upon payment, we reduce your Contract Value by an amount equal to the payment proceeds. In no event will the payment of a systematic withdrawal exceed the Surrender Value. The Contract will automatically terminate if a systematic withdrawal causes the Contract’s Surrender Value to equal zero.

To the extent, if any, that there is gain in the Contract, systematic withdrawals generally are included in the Owner’s gross income for tax purposes (as ordinary income) in the year in which the withdrawal occurs, and may be subject to a penalty tax of 10% before age 59 1/2. Additional terms and conditions for the systematic withdrawal program are set forth in your Contract and in the application for the program.

Dollar Cost Averaging (DCA)

The Dollar Cost Averaging (DCA) program enables you to make monthly, quarterly, semi-annual or annual transfers of a predetermined dollar amount from the DCA source account into one or more of the Subaccounts.

For example, you can instruct us to transfer $1,000 on the first of each month to an Investment Portfolio that you have selected. Hypothetically, the $1,000 allocation may have bought 50 Accumulation Units of the Investment Portfolio in January, 65 Accumulation Units in February, and 45 Accumulation Units in March. In these three months, you allocated $3,000 to the Investment Portfolio which has resulted in 160 Accumulation Units. The value of each Accumulation Unit is an average of the three values used at the time of allocation. If you had allocated the entire $3,000 at one time, the total value might be higher or lower.

You may elect the DCA program on a monthly, quarterly, semi-annual or annual basis. Your Accumulation Value must be at least $10,000 to initiate the DCA program. The minimum amount that you may transfer monthly using DCA is $100, quarterly is $300, semi-annually is $600 and annually is $1,200.

You may select any Subaccount as the source account. The source account must have a minimum beginning balance of $1,200. The DCA program may reduce the impact of market fluctuations by allocating Accumulation Value to Subaccounts over time. The DCA program does not ensure a profit nor protect against a loss in declining markets.

You may elect only one DCA program at any time. You must complete the proper request form and send it (in Good Order) to our Customer Service Center. The minimum amount of time at set-up is 3 months. There is no maximum set-up time limit. We reserve the right to limit or change the minimum and maximum timeframes for the DCA program. You may qualify to begin a DCA program by paying a premium with the DCA request form, allocating premiums, or transferring amounts to the DCA source account.    The DCA request form will specify:

•	the DCA source Subaccount from which transfers will be made,

•	the total monthly amount to be transferred to the other Subaccount(s), and

•	how that monthly amount is to be allocated among the Subaccounts.

Once you elect DCA, you may allocate additional premium payments to the DCA source Subaccount by sending them in with a DCA request form or written instructions. Any premium payments received while the DCA program is in effect will be allocated using the allocation percentages from the DCA request form, unless you specify otherwise. All amounts in the DCA source Subaccount will be available for transfer under the DCA program.

If requested at issue, the DCA will start on the same day of the month as the Issue Date in the second Contract Month. If requested after issue, it will start on the same day of the month as the Issue Date during Contract Month after the request is received. The DCA is not available until the end of the Free Look Period.

You may stop the DCA program at any time by sending us Written Notice. The DCA program will automatically terminate when the source Subaccount does not have sufficient Accumulation Value to fund the DCA transfers. We reserve the right to end the DCA program by sending you and your Advisor one month’s notice. You may not elect a DCA program together with a Portfolio Rebalancing program.

We do not charge any specific fees to participate in a DCA program.

The DCA applies only to the Subaccounts. It is not available for the Cycle Investment Options.

Portfolio Rebalancing

If you elect the Portfolio Rebalancing program, we will automatically reset your Accumulation Value allocated to each Subaccount to percentage levels that you request. If you elect this option, we will transfer amounts among the Subaccounts necessary to “rebalance” the Accumulation Value to your specified percentages. You may direct us to perform the rebalancing on a quarterly, semi-annual, or annual basis.

For example, assume that you want your initial premium payment split between two Investment Portfolios. You want 40% in Investment Portfolio A and 60% in Investment Portfolio B. Hypothetically, over the next 2 1/2 months “A” does very well while “B” performs poorly. At the end of the first quarter, “A” now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in “A” to bring its value back to 40% and use the money to buy more units in “B” to increase those holdings to 60%.

Portfolio rebalancing will occur on the same day of the month as the Issue Date. If the rebalance date does not fall on a Business Day, the rebalancing will be processed on the next Business Day. If you do not select a rebalancing period, we will rebalance your Subaccounts on a quarterly basis. Rebalancing will be based on your most recent investment directions.

Portfolio rebalancing may result in transferring amounts from a Subaccount earning a relatively high return to one earning a relatively low return. Your Accumulation Value must be at least $10,000 to initiate a portfolio rebalancing program. Contact us at our Customer Service Center to elect the portfolio rebalancing program.

Portfolio rebalancing will remain in effect until we receive your written termination request. We will also terminate the program if you direct any subsequent reallocation, contribution or partial withdrawal on other than a pro-rata basis. We reserve the right to end the portfolio rebalancing program by sending you and your Advisor one month’s notice. You may not elect portfolio rebalancing if you have an active DCA program.

There is no charge for portfolio rebalancing transfers, and rebalancing transfers do not count towards your transfer limits.

Portfolio rebalancing applies only to the Subaccounts. It is not available or the Cycle Investment options.

Death Benefit

If an Owner dies before the Maturity Date and while the Contract is still in force, we will pay a Death Benefit to your designated Beneficiary. The Death Benefit is payable on receipt in Good Order (at our Customer Service Center) of satisfactory proof of the Owner’s death, an election of how the Death Benefit is to be paid, and any other required documents or forms. The amount of the Death Benefit will be determined as of the Business Day that our Customer Service Center receives the required documentation in Good Order. For example, if your Contract Value is $100,000 on the date of death, September 1st , and declines to $90,000 on September 10th, which is the date that our Customer Service Center receives the required documentation in good order, your death benefit will equal $90,000. If you elect to pay Advisory Fees from your Contract Value, this deduction will reduce the Contract Value and therefore the Death Benefit on a dollar-for-dollar basis. You should discuss with your Advisor the impact of deducting Advisory Fees from your Contract Value prior to making an election.

For example, assume you purchase the Contract with an initial premium payment of $100,000, you invest all of your money into the Subaccounts and your investment earns a 5% return each year after the deduction of the Separate Account Annual Expense charge and Annual Portfolio Expenses. The following table illustrates your Contract Value and Death Benefit at the end of each Contract Year based on these assumptions:

Contract Year	Contract Value / Death Benefit if you elect not to deduct Advisory Fees from Contract Value	Contract Value / Death Benefit if you elect to deduct 1.5% annual Advisory Fees from Contract Value
1	$105,000.00	$103,425.00
2	$110,250.00	$106,967.31
3	$115,762.50	$110,630.94
4	$121,550.63	$114,420.05
5	$127,628.16	$118,338.93
6	$134,009.56	$122,392.04
7	$140,710.04	$126,583.97
8	$147,745.54	$130,919.47
9	$155,132.82	$135,403.46
10	$162,889.46	$140,041.03

Any death benefit payment attributable to the Cycle Investments and paid prior to the Cycle End Date will be based on the Cycle Investment Unit Value, which reflects the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date.

Designation of your Beneficiary. You name one or more Beneficiaries in your Contract application. A Beneficiary is revocable unless otherwise stated in the Beneficiary designation. You may change a revocable Beneficiary during your lifetime. We must receive a Written Notice (signed and dated) informing us of the change. Upon receipt and acceptance at our Customer Service Center, a change takes effect as of the date that the Written Notice is recorded by us. We will not be liable for any payment made before we receive and accept the Written Notice to change your Beneficiary.

If no primary Beneficiary is living when the Owner dies, the Death Benefit will be paid to the contingent Beneficiary, if any. If no Beneficiary is living when the Owner dies, then we will pay the Death Benefit to the Owner’s estate. If the sole Beneficiary is not the spouse, the surviving joint Owner will be the designated primary Beneficiary and any other Beneficiaries on record will be treated as contingent Beneficiaries.

For non-qualified Contracts, if an Owner dies prior to the Maturity Date, then the Death Benefit must be paid within 5 years of the Owner’s death (other than amounts payable to, or for the benefit of, the surviving spouse of the Owner). For joint Owners the Death Benefit is paid upon the first death.

If you name your spouse as the Beneficiary and the spouse (1) was married to the deceased Owner, as recognized by Federal law, as of the date of the deceased Owner’s death, and (2) is the sole primary Beneficiary, your surviving spouse may choose to continue the Contract, which will then be treated as his/her own Contract. If your spouse chooses to continue the Contract under spousal continuance, by current company practice they will receive the Death Benefit. This amount would be allocated among Investment Options in accordance with the current allocations for the Contract and may be, under certain circumstances, considered earnings.

If the sole Beneficiary is not the spouse, the surviving joint Owner, if any, will be the designated primary Beneficiary and any other Beneficiaries on record will be treated as contingent Beneficiaries.

Under a non-qualified Contract, when a Death Benefit is paid on the death of an Owner or a joint Owner and a payment option is selected, the payment option must be an annuity for the life of the Payee or for a period extending no longer than the Payee’s life expectancy, and payments must begin within one year of the date of death. In certain circumstances, required minimum distribution rules for qualified Contracts may require the Death Benefit to be paid out within ten years. See “Federal Tax Status” for more information later in this prospectus.

If there are multiple Beneficiaries, each Beneficiary will receive their proportional share of the Death Benefit proceeds as of the date we receive an election of how that Beneficiary’s portion of the Death Benefit is to be paid (or if later, when all Good Order requirements are met). Payments will include interest to the extent required by law.

After the date on which we receive an original death certificate or a copy of the death certificate via facsimile, the Beneficiary has the option of transferring the Accumulation Value to the short term Investment Option(s) before the date on which the first complete Death Benefit claim is received. If there are multiple Beneficiaries then they all must join in such a transfer request or the Company will not be able to honor the request.

If the Owner dies on or after income payments have begun, then any remaining amounts, must be paid at least as rapidly as the benefits were being paid at the time of the Owner’s death. Other rules relating to distributions at death apply to Qualified Contracts.

If any Owner is a non-natural person, the Death Benefit is paid upon the death of the Annuitant.

If joint Owners die within 24 hours of one another, they are considered to have died simultaneously and the eldest is presumed to have died first.

Naming different persons as Owner and Annuitant can affect whether the Death Benefit is payable, the amount of the benefit, and who will receive it. Use care when naming Owners, Annuitants, and beneficiaries, and consult your Advisor if you have questions. State premium taxes may be deducted from the Death Benefit proceeds.

Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of 3 to 5 years from the Contract’s Maturity Date or date the Death Benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary of the Death Benefit, or the Beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile. This “escheatment” is revocable, however, and the state is obligated to pay the Death Benefit (without interest) if your Beneficiary steps forward to claim the Death Benefit with the proper documentation. To prevent such escheatment, it is important that you update your Beneficiary designations, including full names and complete addresses, if and as they change. Such updates should be communicated in writing, by telephone, or other approved electronic means at our Customer Service Center.

CHARGES, FEES AND DEDUCTIONS

Transaction Expenses

Transfer Fee. We reserve the right to charge $15 per transfer for transfers among Subaccounts and between Subaccounts and Cycle Investments in excess of 12 per Contract year. We do not currently assess this fee. If assessed, this fee will be deducted from the amount that is transferred prior to the allocation to the new Investment Option. The fee is waived for transfers in connection with active DCA or automatic rebalancing programs. We will not charge for any transfers of initial or additional premium payments that include allocation instructions for the next Cycle Start Date.

Annual Contract Expenses

Separate Account Annual Expenses. We call this charge the Base Contract Expenses in the “Important Information You Should Consider About the Contract” and the “Fee Table” sections earlier in this prospectus.

The Separate Account Annual Expenses are composed of a mortality and expense risk charge currently assessed at an annual rate of 0.30% and an administrative fee currently assessed at an annual rate of 0.10% of your Accumulation Value. We deduct the charges on a daily basis through the calculation of the Accumulation Unit Value of the Subaccounts including the Default Account. This charge is not applied to Contract Value in the Cycle Investments. The Default Account is not available for direct investments.

The mortality risk we bear arises, in part, from our obligation to make monthly annuity payments regardless of how long the Annuitant or any individual may live. These payments are guaranteed in accordance with the annuity tables and other provisions contained in your Contract. This assures you that neither the longevity of the Annuitant, nor an unanticipated improvement in general life expectancy, will have any adverse effect on the monthly annuity payments the Annuitant will receive under the Contract. Our obligation, therefore, relieves the Annuitant from the risk that he or she will outlive the funds accumulated for retirement. We also assume the risk that other expense charges may be insufficient to cover the actual expenses we incur. The administration fee covers record keeping and other expenses we incur maintaining the Contracts.

The level of the charges is guaranteed for the life of the Contract and may not be increased after the Contract is issued. We expect to profit from these charges and may use the profit for any purpose including paying distribution expenses.

Investment Portfolio Charges

The Investment Portfolios impose management fees and other charges that are deducted from Investment Portfolio assets. The fees and expenses assessed by each Investment Portfolio will vary. See the Investment Portfolio prospectus for more information.

If an Investment Portfolio imposes liquidity fee or redemption fee on certain transactions (pursuant to SEC rules 2a-7 and 22c-2 under the Investment Company Act of 1940), the fee will be passed through and charged to the applicable Owner.

State Premium Taxes

The Company reserves the right to deduct on full surrender, death, or the Maturity Date a charge for any state premium taxes levied by a state or any other government entity. State premium taxes vary based on your state of residence and currently range from 0% to 3.5%. State premium taxes are subject to change.

Other Taxes

At the present time, we do not deduct any charges for any federal, state, or local taxes (other than state premium taxes) that we incur which may be attributable to the Registered Separate Account or to the Contracts. We reserve the right to impose a charge for any such tax.

ADVISORY FEES DEDUCTED FROM CONTRACT VALUE

Your Advisor may charge an Advisory Fee for their asset management and/or investment advisory services. The Company is not a party to the Advisory Fee. The Advisory Fee that your Advisor charges you, if any, is solely between you and your Advisor, and is in addition to the fees and expenses described above. However, the Company allows you to have your Advisor’s Advisory Fee deducted from your Contract Value, up to a maximum of 1.5% of your Contract Value annually.

You may choose to pay the Advisory Fee directly from a separate source or from your Contract Value. For the Advisory Fee to be paid from your Contract Value, your Advisor must send a written request to our Customer Service Center in Good Order authorizing the deduction and we will allow such deduction up to a maximum of 1.5% of your Contract Value annually.

Generally, we will not treat the Advisory Fee deducted from your Contract Value as a taxable withdrawal. This is because in a series of recent private letter rulings (“PLRs”), the IRS has recognized that investment advisor fees paid out of Contract Value will, in certain circumstances and subject to conditions, not be treated as taxable distributions from a Non-Qualified Contract, will not be taxable to the Contract Owner, are not be reportable to the IRS as distributions from the Contract and are not subject to the 10% tax penalty for Contract Owners who are under age 59 1⁄2. We have received such a private letter ruling from the IRS and intend to tax report in accordance with that ruling. Accordingly, advisory fees will be treated as non-taxable distributions for reporting purposes by the Company. However, these rulings generally only can be relied upon by the taxpayers who obtained them, and the IRS is not bound by these rulings with respect to your tax treatment under your Contract. Regardless of how we treat the deduction of Advisory Fees for tax reporting purposes, there is a risk that federal and state taxing authorities may determine that these deductions are subject to federal and state income taxes, including a 10% tax penalty if you are under age 59 1⁄2. In all events, we will administer the Contract to comply with these PLRs and any other federal tax requirements. Please see “Federal Tax Status – Advisory Fees” for more information about the tax consequences of deducting Advisory Fees from your Contract Value.

In order to comply with the requirements of these PLRs, your Advisory Fee arrangement must meet the following conditions:

•

You must provide us with a written authorization that sets forth the amount of the Advisory Fees and the frequency with which the Advisory Fees should be deducted from your Contract Value and paid to your Advisor.

•	The Advisory Fees must be determined in an arms-length transaction between you and your Advisor.

•

The Advisory Fees may not exceed an amount equal to an annual rate of 1.5% of the Contract Value determined at the time and in the manner provided by the fee authorization, but in all events based on the Contract Value during the period to which the Advisory Fees relate.

•	The Advisory Fees must be used to compensate your Advisor only for investment advice provided to you in connection with the Contract and not for any other services or accounts.

•

During any period for which the Advisory Fee deduction is authorized, the Advisory Fees subject to such authorization must be paid solely from your Contract Value and you, as the Contract Owner, may not pay such Advisory Fees directly to the Advisor from any other accounts or assets nor can you direct the payment of fees for any other purpose or to any other person.

For more information about the tax consequences of Advisory Fees, please see “Federal Tax Status – Advisory Fees.” You should consult with a tax advisor regarding the tax treatment of paying Advisory Fees from your Contract Value.

Once you authorize Advisory Fees to be deducted from your Contract Value, we will continue to make such payments unless you or your Advisor instruct us to terminate such payment. You may instruct us to terminate the Advisory Fee authorization at any time by sending a written request to our Customer Service Center in Good Order.

You may authorize the deduction of Advisory Fees from (1) all of the Subaccounts on a pro-rata basis, (2) a single Subaccount of your choosing or (3) all investments, including the Cycle Investments, on a pro-rata basis. If you authorize the deduction of Advisory Fees but do not specify a source, the Advisory Fee deductions will be taken pro-rata from the Subaccounts only. If you do not have any investment in the Subaccounts, the Advisory Fee deductions will be taken pro-rata across the Cycle Investments.

Prior to the Cycle End Date, the Cycle Investment Unit Value will be based on the Fair Value, which reflects the Proportional Cap Rate or Proportional Participation Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains

(because of the Proportional Cap Rate or Proportional Participation Rate), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, this means on any day prior to the Cycle End Date, if you take a withdrawal from a Cycle Investment (including a withdrawal to pay Advisory Fees), it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this would always cause your Cycle Investment Value on the Cycle End Date to be lower. You should consult with your Advisor before authorizing Advisory Fees to be deducted from the Cycle Investments prior to the Cycle End Date.

Any reductions in Contract Value, including reduction to the payment of Advisory Fees, will reduce the amount available to be applied to an annuity payout option when you annuitize your Contract. Currently, income payment options are only available if the proceeds applied are $2,000 or more and the annual payment is more than $240. If the deduction of Advisory Fees reduces your Contract Value below these thresholds, your options will be limited to receiving your remaining Contract Value in one lump sum. Because the Death Benefit under the Contract is equal to your Contract Value, the deduction of the Advisory Fee from your Contract Value will also reduce the Death Benefit.

MATURITY DATE

The Maturity Date is the date on which income payments will begin under the annuity option you have selected. The earliest possible Maturity Date under the Contract is the first Contract Anniversary at which time you may Annuitize your full Contract Value (less any state premium taxes). The maximum Maturity Date is the Contract Anniversary immediately following the Annuitant’s 115th birthday. You may change the Maturity Date to an earlier Contract anniversary by sending Written Notice to our Customer Service Center. We must receive your Written Notice at least 30 days prior to the original Maturity Date. The selection of a Maturity Date at the Annuitant’s advanced age could have tax consequences so you should consult a tax adviser.

If you have not previously specified otherwise and have not elected certain systematic withdrawal options, then on the Maturity Date you may:

1.	take the Contract Value, less any state premium tax, in one lump sum, or

2.	convert the Contract Value, less any state premium tax, into an annuity payable to the Payee under one of the payment options as described below.

Electing an Income Payment Option

You may apply Contract Value (less any state premium taxes) to an annuity payment option after the 1st Contract Year. During the 1st Contract Year, you may elect to apply the Contract Value (less any state premium taxes) to any annuity payment option. Unless you choose otherwise, on the Maturity Date your Contract Value (less any state premium taxes) will be applied to a 10 year certain and life fixed annuity payment option. The first monthly annuity payment will be made within one month after the Maturity Date.

Only fixed payment options are available. Variable payment options are not available under this Contract. Fixed payment options are obligations of our General Account and are subject to our claims-paying ability.

Currently, income payment options are only available if the proceeds applied are $2,000 or more and the annual payment is more than $240. We reserve the right to change the payment frequency so that payments are at least $100.

The Annuitant’s actual age at the time of Annuitization will affect each Payment Amount for annuity payment options involving life income. The amount of each annuity payment to older Annuitants will be greater than for younger Annuitants because payments to older Annuitants are expected to be fewer in number. For annuity payment options that do not involve life payment, the length of the payment period will affect the amount of each payment. With a shorter period, the amount of each annuity payment will be greater. Payments that occur more frequently will be smaller than those occurring less frequently.

The Payee or any other person who is entitled to receive payments may name a Beneficiary to receive any amount that we would otherwise pay to that person’s estate if that person died. The person who is entitled to receive payment may change the Beneficiary at any time.

Annuity payment options will be subject to our rules at the time of selection. We must approve any arrangements that involve a Payee who is not a natural person (for example, a corporation), or a Payee who is a fiduciary or an assignee. Also, the details of all arrangements will be subject to our rules at the time the arrangements take effect. This includes:

•	rules on the minimum amount we will pay under an option;

•	minimum amounts for installment payments, surrender or commutation rights (your rights to receive payments over time, for which we may offer you a lump sum payment);

•	the naming of people who are entitled to receive payment and their Beneficiaries; and

•	our requirements for proof of age, gender, and survival.

You must elect the payment option at least 30 days before the Maturity Date.

If your Contract is a Qualified Contract, not all of the payment options will satisfy required minimum distribution rules, particularly as those rules apply to your beneficiary after your death. Beginning with deaths happening on or after January 1, 2020, subject to certain exceptions, most non-spouse beneficiaries must now complete death benefit distributions within ten years of the owner’s death in order to satisfy required minimum distribution rules. Consult a tax advisor before electing such an option.

Fixed Payment Options

Payments under the fixed options are not affected by the investment experience of any Investment Option. The Contract Value (less any state premium taxes) as of the Maturity Date will be applied to the fixed option selected. We guarantee interest under the fixed options at a rate of 1.00% a year. We may also credit interest under the fixed payment options at a rate that is above the 1.00% guaranteed rate (this is at our complete discretion). Thereafter, interest or payments are fixed according to the annuity option chosen.

Income Payment Options

The following four payout options are available:

1.

Income for Specified Period: We pay installments for a specified period of 5 to 20 years. We will pay the amount applied in equal installments plus applicable interest (excess interest may be paid at our discretion). This option may not satisfy required minimum distribution rules for qualified Contracts. Consult a tax advisor before electing this option under a qualified Contract. However, by current Company practice we may offer other options.

2.

Income for a Specified Amount: We pay income of the specified amount until the principal and interest are exhausted. The specified amount is subject to the limitation that principal and interest must be payable for at least 5 years and must be exhausted at the end of 20 years.

3.

Payment of Life Income: We will pay monthly income for the life of a single Annuitant. Joint Annuitants are permissible only under the Joint and Survivor Income option. Under the Payment of Life Income option, you may choose from 1 of 2 ways to receive the income:

a.

Life Annuity: We will pay monthly income for life. With a life annuity payment option, payments will only be made as long as the Annuitant is alive. Therefore, if the Annuitant dies after the first payment, then only one payment will be made and if the Annuitant dies before the first payment then no payments will be made.

b.

Life Annuity With Certain Period: We will pay equal monthly payments for either 120 or 240 guaranteed payments, and then for as long as the Annuitant is living thereafter. The period certain options are 10 and 20 years. However, by current company practice we may offer other options.

4.

Joint and Survivor Income: We will make monthly payments until the last surviving Payee’s death. Therefore, if both Payees die after the first payment, then only one payment will be made and if the both Payees die before the first payment then no payments will be made.. The Annuitant must be at least 50 years old and the Joint Annuitant/Payee must be at least 45 years old at the time of the first monthly payment.

FEDERAL TAX STATUS

Introduction

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of Ownership or receipt of distributions under the Contract. You should consult your own tax advisor about your own circumstances. We have included an additional discussion regarding taxes in the SAI.

Annuity Contracts in General

Deferred annuities are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules provide that generally you will not be taxed on the Gain, if any, on the money held in your annuity Contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of Contract – qualified or nonqualified (discussed below).

You will generally not be taxed on increases in the value of your Contract until a distribution occurs – either as a surrender or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a Non-Qualified Contract, the Contract will generally not be treated as an annuity for tax purposes and any increase in the excess of the Contract Value over the investment in the Contract during the taxable year must generally be included in income. There are some exceptions to this rule and a prospective Owner that is not a natural person should discuss these with a tax advisor.

Qualified and Non-Qualified Contracts

If you invest in a variable annuity as part of an individual retirement plan, your annuity is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

Qualified Contracts are issued in connection with the plans listed below. There is additional information about qualified Contracts in the SAI.

•

Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the annuity. Distributions from an IRA are generally subject to tax and, if made before age 59 1/2, may be subject to a 10% penalty tax.

•

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to current tax. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Distributions that are rolled over to another IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. An individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions of an IRA to a Roth IRA.

Minimum Distribution Rules and Eligible Rollover Distributions

Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. Consult with and rely upon your tax advisor. In addition, not all income options will always satisfy minimum required distribution rules. Consult with and rely upon your tax advisor before electing an income option. Please refer to the SAI for detailed information on when distributions must begin from qualified Contracts and how Death Benefit proceeds must be distributed.

Diversification and Distribution Requirements

The Internal Revenue Code provides that the underlying investments for a nonqualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity. The annuity must also meet certain distribution requirements at the death of the Annuitant or an Owner in order to be treated as an annuity Contract. These diversification and distribution requirements are discussed in the SAI. Midland National may modify the Contract to attempt to maintain favorable tax treatment.

Owner Control

In certain circumstances, a variable Contract Owner may be considered the Owner of the assets of a segregated account, such as the Registered Separate Account, if the IRS deems the Owner to possess “Ownership” in those assets, such as the ability to exercise investment control over the assets. If the Contract Owner is deemed to have “investor control” over the underlying Investment Options, then the Contract Owner will be taxed currently on income and recognized gains under the Contract. The IRS has issued Revenue Ruling 2003-91 providing a safe harbor when the facts of the ruling are present. The ruling goes on to state that whether a Contract Owner has sufficient investor control over the assets depends on the facts and circumstances. Due to the uncertainty in this area, we reserve the right to modify the Contract in an attempt to maintain favorable tax treatment. However, there is no assurance that such modifications would be successful.

Surrenders and Partial Withdrawals

If you make a partial withdrawal from a Non-Qualified Contract before the annuity commencement date, the Internal Revenue Code treats that surrender as first coming from gain and then from your premium payments. When you make a partial withdrawal, you are taxed on the amount of the surrender that is gain. If you make a full surrender, you are generally taxed on the amount that your surrender proceeds exceed the “investment in the Contract,” which is generally your premiums paid (adjusted for any prior partial withdrawals that came out of the premiums). Withdrawals from Non-Qualified Contracts to pay third party registered investment advisor fees may be treated as taxable withdrawals. Consult a tax advisor. Different rules apply for annuity payments and under Qualified Contracts. See “Annuity Payments” below.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the Contract” to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the Contract” generally equals the amount of your non-deductible premium payments. In many cases, the “investment in the Contract” under a Qualified Contract can be zero.

The Internal Revenue Code also provides that surrendered gain may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some surrenders will be exempt from the penalty. In general, in the case of a distribution from a Non-Qualified Contract, this includes any amount:

•	paid on or after the taxpayer reaches age 59 1/2;

•	paid after an Owner dies;

•	paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code);

•	paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

•	paid under an immediate maturity; or

•	which come from premium payments made prior to August 14, 1982.

Special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult your tax adviser with regard to exceptions from the penalty tax.

Advisory Fees

Generally, we will not treat Advisory Fees deducted from your Contract Value as taxable withdrawals if certain conditions are met. The IRS has issued a series of private letter rulings (“PLRs”) concluding that the payment of investment advisor fees to an investment advisor out of Contract Value will, in certain circumstances and subject to conditions, not be treated as taxable distributions from Non-Qualified Contracts, will not be taxable to the Contract Owner, are not reportable to the IRS as distributions from the Contract and are not subject to the 10% early withdrawal tax by Contract Owners who are under age 59 1⁄2. We have received such a private letter ruling from the IRS and intend to tax report in accordance with that ruling. Accordingly, advisory fees will be treated as non-taxable distributions for reporting purposes by the Company. In order to comply with the PLR, all of the following requirements must be met:

•	The Contract is designed for Contract Owners who will receive ongoing investment advice from an investment advisor who is appropriately licensed and in the business of providing investment advice;

•	The Contract Owner authorizes Advisory Fees to be paid periodically to the investment advisor from the Contract’s cash value;

•	The Advisory Fees will be determined based on an arms-length transaction between the Contract Owner and investment advisor;

•

The Advisory Fees will not exceed an amount equal to an annual rate of 1.5% of the Contract’s cash value determined at the time and in the manner provided by the fee authorization, but in all events based on the cash value during the period to which the Advisory Fees relate;

•

The Advisory Fees will compensate the investment advisor only for investment advice that the investment advisor provides to the Contract Owner with respect to the Contract and not for any other services or accounts;

•	While the fee agreement is in place, the Contract will be solely liable for the payment of Advisory Fees directly to the investment advisor;

•

The Contract Owner may not pay the Advisory Fees to the investment advisor from any other accounts or assets nor can the Contract Owner direct the payment of fees for any other purpose or to any other person; and

•	The investment advisor will not receive a commission for the sale of the Contract.

However, it is important to note that PLRs generally can be relied upon only by the taxpayers who obtained them and the IRS is not bound by this ruling with respect to your tax treatment under the Contract. In addition, it is unclear how an Advisory Fee in excess of the 1.5% limit will be treated by the IRS. We will report the amount of any Advisory Fee in excess of 1.5% to the IRS as a taxable distribution.

You should consult a tax adviser regarding the tax treatment of deducting Advisory Fees from your Contract Value and consider whether paying such Advisory Fees from a separate source is more appropriate for you.

Multiple Contracts

All nonqualified deferred Contracts that are issued by Midland National (or its affiliates) to the same Owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the Owner’s income when a taxable distribution occurs.

Withholding

Distributions from Qualified and Non-Qualified Contracts are generally subject to withholding for your federal income tax liability. The withholding rate varies according to the type of distribution and your tax status. You will be provided the opportunity to elect not to have tax withheld from distributions when allowed by law.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for Non-Qualified and certain Qualified Contracts, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined by dividing the “investment in the Contract” on the Maturity Date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the “investment in the Contract” has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If, after Annuitization, annuity payments stop because an Annuitant has died, the excess (if any) of the “investment in the Contract” as of the Annuitization over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for your last taxable year.

Partial Annuitization

If part of an annuity Contract’s value is applied to an annuity option that provides payments for one or more lives and for a period of at least ten years, those payments may be taxed as annuity payments instead of withdrawals. None of the payment options under the Contract are intended to qualify for this “partial Annuitization” treatment and, if you apply only part of the value of the Contract to a payment option, we will treat those payments as withdrawals for tax purposes.

Investment Income Surtax

Distributions from non-qualified annuity Contracts will be considered “investment income” for purposes of the investment income tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals whose income exceeds certain threshold amounts.    Please consult a tax advisor for more information.

Definition of Spouse under Federal Law

The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s Death Benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax advisor for more information on this subject.

Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations

The discussion above provided general information regarding U.S. federal income tax consequences to annuity Owners that are U.S. persons. Taxable distributions made to Owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, such distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the Owner’s country of citizenship or residence. Additional withholding may occur with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents. Prospective foreign Owners are advised to consult with a qualified tax advisor regarding U.S., state, and foreign taxation for any annuity Contract purchase.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the Contract because of the death of the Annuitant (only if the Owner is a non-natural person) or an Owner. Generally, such amounts should be includable in the income of the recipient:

•	if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or

•	if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchange of Contracts

A transfer of Ownership or absolute assignment of a Contract, the designation of an Annuitant or Payee or other Beneficiary who is not also the Owner, the selection of certain Maturity Date, or a change of Annuitant, may result in certain income or gift tax consequences to the Owner that are beyond the scope of this discussion. An Owner contemplating any such transfer, assignment, selection, or change should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

Transfers of Non-Qualified Contracts for less than full and adequate consideration by the Owner at the time of such transfer, will trigger taxable income on the Gain in the Contract, with the transferee getting a step-up in basis for the amount included in the Owner’s income. This provision does not apply to transfers between spouses or transfers incident to a divorce.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the Contract.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

While no attempt is being made to discuss the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity Contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity Contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult with and rely on an estate planning advisor for more information.

Under certain circumstances, the Code may impose a generation-skipping transfer (“GST”) tax when all or part of an annuity Contract is transferred to, or a Death Benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Annuity Purchases by Residents of Puerto Rico

The Internal Revenue Service has announced that income received by residents of Puerto Rico under life insurance or annuity Contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Foreign Tax Credits

We may benefit from any foreign tax credits attributable to taxes paid by certain portfolios to foreign jurisdictions to the extent permitted under Federal tax law.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

INFORMATION ABOUT MIDLAND NATIONAL

Generally

We are Midland National Life Insurance Company, a stock life insurance company. We were organized in 1906, in South Dakota, as a mutual life insurance company at that time named “The Dakota Mutual Life Insurance Company.” We were reincorporated as a stock life insurance company, in 1909. Our name “Midland” was adopted in 1925. We were re-domesticated to Iowa in 1999. We are licensed to do business in 49 states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and the Mariana Islands.

Midland National is a subsidiary of Sammons Financial Group, which is a wholly-owned subsidiary of Sammons Enterprises, Inc., Dallas, Texas. Sammons Enterprises has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

Midland National relies on the exemption from filing reports under the Securities Exchange Act of 1934 provided by Rule 12h-7.

Midland National’s Business

Midland National Life Insurance Company and Subsidiaries (“Midland National” or the “Company”) is a wholly owned subsidiary of Sammons Financial Group, Inc. (“SFG”). Midland National has three wholly owned subsidiaries. MNL Reinsurance Company (“MNL Re”), Solberg Reinsurance Company (“Solberg Re”) and Canal Reinsurance Company (“Canal Re”) are captive reinsurance companies domiciled in Iowa. Midland National offers individual life and annuity products in 49 states and the District of Columbia. The Company is affiliated through common ownership with North American Company for Life and Health Insurance (“North American”) and Sammons Institutional Group, Inc. (“SIG”).

We develop innovative products and services in order to provide our distribution partners with a comprehensive suite of insurance products and services. We rely on feedback from customers, employees, registered representatives and agents, supplemented with a variety of industry information and customer databases, to develop new products to meet the demands of an evolving market. As a result, we are typically expanding product offerings in the rapidly growing indexed annuity and life space with emphasis on multiple indexes and crediting methods as well as innovative lifetime withdrawal features. Our suite of products is balanced across the customer spectrum. We believe our products are conservatively designed to achieve appropriate levels of index-based interest crediting through market cycles. Our complementary suite of product lines is designed to allow us to meet profit targets and growth objectives.

We distribute our products through multiple channels including independent agents, broker-dealers, benefit consultants and third-party marketers. In particular, we intend to continue to leverage the independent distribution channel, which has proven to be an effective model and focus on building relationships with a core group of distribution partners that result in persistency of production.

We strive to maintain profitability of our business over varying interest rate environments by monitoring and managing a close asset and liability duration match. We employ an asset liability management program which includes quarterly projections of asset and liability cash flows over a wide range of interest rate scenarios reflecting dynamic contract holder behavior.

Our operating framework includes a focus on operational efficiency, which we believe should allow us to continue to offer competitively priced products and earn attractive returns.

Competition

The markets for insurance products and retirement solutions are highly competitive. We compete for customers and agents with a large number of other insurers as well as noninsurance financial services companies, such as banks, broker-dealers and investment managers, some of which may have greater financial resources and brand recognition than we do. We believe that competition is affected by various factors, including but not limited to, perceived financial strength and claims-paying ability, ratings, investment performance, size and strength of the agency force, distribution capabilities, commission structure, range of product lines and product quality, price and features, customer service and general reputation.

The level of competition among providers of life insurance, annuities and other retirement solutions products may increase as a result of the continuing consolidation of the financial services industry. Mergers and consolidations could increase, as companies seek to improve their competitive position through increased market share, economies of scale and diversification of products and services.

Financial strength ratings

An insurance company’s claims paying ability and financial strength ratings are an important factor in establishing its competitive position relative to other insurance companies. Ratings are important in maintaining public confidence in us and our ability to market our products. Rating organizations annually review the financial performance and condition of insurers, including Midland National. The current financial strength/claims paying ability ratings for Midland National are set forth in the chart below.

Midland National’s Ratings

Rating Agency	Rating	Outlook
S&P	A+ (Strong)	Stable
A.M. Best	A+ (Superior)	Stable
Fitch	A+	Stable

The ratings are meaningful to current and prospective contract holders and we believe give Midland National a competitive advantage in the Company’s target markets over competitors with lower ratings.

Risk Factors Related to Midland National and Its Business

The operating results of life and annuity insurance companies as reported under statutory accounting principles have historically been subject to significant fluctuations. The financial position and operating results of Midland National are subject to certain risk factors discussed more fully below. You should consider and read carefully all of the risks and uncertainties described below, as well as the other information contained in this prospectus, including our financial statements included elsewhere in this prospectus. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Information.”

The course of the novel coronavirus (COVID-19) pandemic, and responses to it, have been and may continue to be uncertain and difficult to predict, and could materially and adversely affect the Company’s business, results of operations, and financial condition.

Major public health issues, including the novel coronavirus COVID-19 pandemic (the “COVID-19 pandemic”), have caused and may continue to cause a large number of illnesses and deaths. Government authorities and other persons exercising governmental, political, or related authority or influence and other organizations may not effectively respond to the spread and severity of the COVID-19 pandemic, and their actions and the resulting impacts are unpredictable. The ultimate spread, duration, and severity of the COVID-19 pandemic, and of government authorities’ actions to address it, are uncertain, and may persist. Adverse conditions may worsen over time. Actions to respond to the COVID-19 pandemic have reduced and altered economic activity and financial markets. New information about the severity and duration of the COVID-19 pandemic or other public health issues, and government authorities, business, and societal reactions to that information, may increase the severity or duration of the COVID-19 pandemic and its effects. The approval of vaccines being developed in connection with the COVID-19 pandemic, their effectiveness and availability and the distribution and administering of such vaccines remains uncertain, and lower-than-expected effectiveness, inefficient or ineffective distribution and reluctance to take the vaccine may similarly increase the severity or duration of the COVID-19 pandemic and its effects.

The COVID-19 pandemic, and its effect on financial markets, could continue to adversely impact the Company’s investment portfolio. Market volatility may slow or prevent the Company from reacting to market events as effectively as it otherwise could. When the Company sells its investment holdings, it may not receive the prices it seeks, and may sell at a price lower than its carrying value, due to market volatility or other disruptions. Borrowers may delay or fail to pay principal and interest when due, tenants and residents may delay or fail to pay rent according to the terms of their lease and government authorities may delay or place a moratorium on foreclosures, evictions or otherwise impair enforcement actions, affecting the value of the Company’s real estate investments, mortgage-backed securities, and other investments, and the cash flows they produce.

A continued slowdown in U.S. or global economic conditions brought on by the COVID-19 pandemic could adversely affect the values and cash flows of assets in the Company’s investment portfolio, especially if prolonged. Certain asset classes in the Company’s investment portfolio related to commercial real estate or companies in industries that could be most severely impacted by the economic disruption, including, but not limited to, oil and gas, gaming and lodging, retail and airlines, or tied to certain commodities, could suffer significant declines in valuation.

Government authorities’ actions, including activity by the U.S. Federal Reserve and other central banks, in response to the COVID-19 pandemic could cause a sustained low or negative interest rate environment and mean that benefits and expenses are higher than expected, which could adversely affect the Company’s business and financial results.

The COVID-19 pandemic could increase claims under many of the Company’s policies and contracts. The impact of the COVID-19 pandemic on claims in each quarter may be greater than in prior quarters. In addition, an increased number of policyholders and contract holders may have lower income or assets, and may have difficulty paying premiums and fees. Government authorities may require (or suggest) “no lapse” in policy coverage for uncertain or prolonged periods of time, regardless of whether the Company receives premiums or is able to assess fees against policyholder or contract holder account balances. Legal and regulatory responses to the COVID-19 pandemic and related public health issues may also include the extension of insurance coverage beyond the Company’s policy or contract language, and/or changes to insurance policy or annuity contract conditions such as premium grace periods, suspension of cancellations, and extensions of proof of loss deadlines. These changes may cause additional expenses to adjust or override automated notification systems. Government authorities may also purport to change policy coverage, including retroactively, exposing the Company to risks and costs it was unable to foresee or underwrite. The Company may also voluntarily (or in response to requirements, guidance, or pressure) adopt customer accommodations, such as waiving exclusions, forgoing rate increases or implementing lower rate increases than the Company would in the ordinary course of its business, relaxation of claim documentation requirements, premium credit or accommodations for customers experiencing economic or other distress as a result of the COVID-19 pandemic. Policyholders or contract holders seeking sources of liquidity due to COVID-19 pandemic-related economic uncertainty and increased unemployment may withdraw, surrender or take policy loans at greater rates than the Company expected.

As a result of the COVID-19 pandemic, the Company’s cost of reinsurance on future reinsurance agreements could increase, or it may find reinsurance less available.

Policyholders and contract holders may change their behavior in unexpected ways. For example, they may surrender policies or contracts, take withdrawals and policy loans, change their premium payment practices, exercise product options, or take other actions as a result of the COVID-19 pandemic and government authorities’ efforts to respond to it. If policyholder and contract holder lapse and surrender rates significantly exceed the Company’s expectations, it could have a material adverse effect on the Company’s business, financial condition, results of operation, liquidity and cash flows.

The Company has incurred, and may continue to incur, increased administrative and systems expenses as a result of the COVID-19 pandemic and government authorities’ efforts to respond to it. These conditions may affect the Company’s employees, agents, brokers and distribution partners, as well as the workforces of the Company’s vendors, service providers and counterparties. The Company may have difficulties conducting its business, including in selling its products, such as those traditionally sold in person. The Company may face increased workplace safety costs and risks, lose access to critical employees, and face increased employment-related claims and employee relations challenges, each of which may increase when the Company’s employees begin to return to its workplaces. Any of the third parties to whom the Company outsources certain critical business activities may fail to perform as a result of the COVID-19 pandemic or claim that it cannot perform due to a force majeure.

The Company’s risk management, contingency, and business continuity plans may not adequately protect its operations. Continued and prolonged remote work arrangements and other unusual business conditions and circumstances as a result of the COVID-19 pandemic could strain the Company’s business continuity plans, introduce operational risk, increase its cybersecurity risks, and impair its ability to manage its business. Such disruptions to the Company’s business operations can interfere with its issuance or processing of transactions, may interfere with its ability to receive, pickup and process mail and messages, impact its ability to calculate values, or cause other operational or system issues. In addition, the frequency and sophistication of attempts at unauthorized access to the Company’s technology systems and fraud may increase, and COVID-19 pandemic conditions may impair its cybersecurity efforts and risk management. The Company’s efforts to prevent money-laundering or other fraud, whether due to limited abilities to “know its customers,” strains on its programs to avoid and deter foreign corrupt practices, or otherwise, may increase its compliance costs and risk of violations. Furthermore, these disruptions may persist even if the Company’s employees or the employees of intermediaries or other affiliate or third-party service providers are able to work remotely.

The COVID-19 pandemic could affect the Company’s internal controls over financial reporting. The Company has developed, and may continue to develop, new and less-seasoned processes, procedures, and controls to respond to changes in its business environment, including an increase in employees and contractors working remotely from home. If any employees who are key to the Company’s controls become ill from the COVID-19 pandemic and are unable to work, this may affect the Company’s ability to operate its internal controls.

Any uncertainty as a result of any of these events, including, but not limited to, investment portfolio impact, mortality or morbidity rate changes, an increase in expenses, or policyholder or contract holder behavior changes, may require the Company to change its estimates, assumptions, models or reserves. Government authorities may not accurately report population and impact data, such as death rates, infections, morbidity, hospitalization, or illness that the Company uses in its estimates, assumptions, models or reserves.

Any of the direct or indirect effects of the COVID-19 pandemic may cause litigation or regulatory, investor, media, or public inquiries. The Company’s costs to manage and effectively respond to these matters, and to address them in settlement or other ways, may increase.

Any of the events described above have adversely affected, may continue to adversely affect, or may yet adversely affect the economy, financial markets, the Company’s business, its results of operations, or its financial condition. These events could also cause, contribute to, or exacerbate the other risks and uncertainties described herein.

We face risks related to recent increases in incidents of social, civil and political unrest, which could disrupt our operations.

Our business, including our investments, could be adversely affected by recent increases in incidents of social, civil and political unrest taking place in the U.S. and elsewhere. There can be no assurance as to when such civil unrest will end or that it will not escalate in the future. Any continuation or future escalation in such civil unrest, or a failure to restore public and social order by the governmental authorities in affected markets, could adversely affect the security and stability of the localities in which we operate, which could disrupt our operations, or the security and stability of the obligors on our investments. Any such impacts could increase the default rate, or negatively affect the carrying value, of such investments, which could have a material adverse effect on our business, financial condition and results of operations.

If difficult conditions in the global capital markets and the economy generally persist, they may materially adversely affect our business and results of operations.

Our business and results of operations are materially affected by conditions in the global capital markets and the economy generally. Stressed conditions, volatility and disruptions in financial asset classes or various markets, including global capital markets, can have an adverse effect on us, in part because we have a large investment portfolio and our insurance liabilities are sensitive to changing market factors. Global market factors, including interest rates, credit spreads, equity prices, equity market volatility, economic uncertainty, real estate markets, consumer spending, business investment, government spending, the volatility and strength of the capital markets, deflation, inflation, counterparty risks, changes in laws or regulations (including laws relating to the financial markets generally or the taxation or regulation of the insurance industry), trade barriers, commodity prices, currency exchange rates and controls and national and international political circumstances (including governmental instability, wars, terrorist acts or security operations) can all affect our financial condition, as well as the volume, profitability and results of our business operations, either directly or by virtue of their impact on the business and economic environment generally and on general levels of economic activity, employment and customer behavior specifically. Disruptions in one market or asset class can also spread to other markets or asset classes. Upheavals in the financial markets can also affect our financial condition (including our liquidity and capital levels) as a result of mismatched impacts on the value of our assets and our liabilities.

At times, throughout the past several years, volatile conditions have characterized financial markets. Significant market volatility, and government actions taken in response thereto, may exacerbate some of the risks we face.

To the extent these uncertain financial market conditions persist, our revenues and net investment income are exposed to these risks and may be adversely affected as a result. Similarly, sustained periods of low interest rates could cause our profit margins to erode. Also, in the event of extreme prolonged market events, such as a global credit crisis, we could incur significant capital and/or operating losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

We are also exposed to risks associated with the potential financial instability of our customers, whether individual or institutional, many of whom may be adversely affected by the volatile conditions in the capital markets. Due to the macro-economic challenges currently affecting the economy of the U.S. and other parts of the world, customers may experience serious cash flow problems and other financial difficulties. As a result, they may modify, delay, or cancel plans to purchase our products, or may make changes in the mix of products purchased that are unfavorable to us. Any inability of current and/or potential customers to pay for our products may adversely affect our earnings and cash flow.

In addition, we are susceptible to risks associated with the potential financial instability of the vendors on which we rely to provide services or to whom we delegate certain functions. The same conditions that may affect our customers also could adversely affect our vendors, causing them to significantly and quickly increase their prices or reduce their output. Our business depends on our ability to perform, in an efficient and uninterrupted fashion, our necessary business functions, and any interruption in the services provided by third parties could also adversely affect our cash flow, profitability, and financial condition.

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs, our access to capital and our cost of capital.

The capital and credit markets may be subject to periods of extreme volatility and disruption, which could cause our liquidity and credit capacity to be limited.

We need liquidity to pay our operating expenses, maintain our securities lending activities and replace maturing liabilities. Without sufficient liquidity, we could be forced to curtail our operations, and our business and financial results may suffer.

In the event market or other conditions have an adverse impact on our capital and liquidity and our current resources do not satisfy our needs, we may have to seek additional financing. The availability of additional financing will depend on a variety of factors, such as the then current market conditions, regulatory considerations, availability of credit to us and the financial services industry generally, our credit ratings and credit capacity, and the perception of our customers and lenders regarding our long- or short-term financial prospects if we incur large operating or investment losses or if the level of our business activity decreases due to a market downturn. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. Our internal sources of liquidity may prove to be insufficient and, in such case, we may not be able to successfully obtain additional financing on favorable terms, or at all.

Our liquidity requirements may change if, among other things, we are required to return significant amounts of cash collateral on short notice under our securities lending requirements.

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital needed to operate our business, most significantly in our insurance company subsidiaries. Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities; satisfy regulatory capital requirements; and access the capital necessary to grow our business. As a result, we may be forced to delay raising capital, issue different types of securities than we would have otherwise, less effectively deploy such capital, issue shorter tenor securities than we prefer, or bear an unattractive cost of capital, which could decrease our profitability and significantly reduce our financial flexibility. Our results of operations, financial condition, cash flows and statutory capital position could be materially adversely affected by disruptions in the financial markets.

We are exposed to significant financial and capital markets risks that may adversely affect our results of operations, financial condition and liquidity, and may cause our net investment income to vary from period to period.

We are exposed to significant financial and capital markets risks, including changes in interest rates, credit spreads, equity prices, real estate markets, market volatility, global economic performance in general, the performance of specific obligors, including governments, included in our investment portfolio and other factors outside our control.

Interest rate risk. Some of our products, principally life insurance and fixed annuities, expose us to the risk that changes in interest rates will reduce our investment margin or “spread,” or the difference between the amounts that we are obligated to pay under the contracts in our general account and the rate of return we earn on general account investments intended to support obligations under such contracts. Our spread is a key component of our net income.

During periods when interest rates are low, we may be forced to reinvest proceeds from investments that have matured or have been prepaid or sold at lower yields, which will reduce our investment margin. Moreover, during periods when interest rates are low, borrowers may prepay or redeem fixed income securities and mortgage loans in our investment portfolio with greater frequency in order to borrow at lower market rates, thereby exacerbating this risk. Although lowering interest crediting rates can help offset decreases in spreads on some products, our ability to lower these rates could be limited by competition or contractually guaranteed minimum rates and may not match the timing or magnitude of changes in asset yields. As a result, our spread could decrease or potentially become negative.

A decline in market interest rates could also reduce our return on investments that do not support particular policy obligations. During periods of sustained lower interest rates, policy liabilities may not be sufficient to meet future policy obligations and may need to be strengthened. Accordingly, declining and sustained lower interest rates may materially affect our results of operations, financial position and cash flows and significantly reduce our profitability.

Increases in market interest rates could also negatively affect our profitability. In periods of rapidly increasing interest rates, we may not be able to replace, in a timely manner, the investments in our general account with higher yielding investments needed to fund the higher crediting rates necessary to keep interest sensitive products competitive. We, therefore, may have to accept a lower spread and, thus, lower profitability or face a decline in sales and greater loss of existing contracts and related assets. In addition, policy loans, surrenders and withdrawals may tend to increase as contract holders seek investments with higher perceived returns as interest rates rise. This process may result in cash outflows requiring that we sell investments at a time when the prices of those investments are adversely affected by the increase in market interest rates, which may result in realized investment losses. An increase in market interest rates could also have a material adverse effect on the value of our investment portfolio, for example, by decreasing the estimated fair values of the fixed income securities that comprise a substantial portion of our investment portfolio.

We are also affected by the monetary policies of the Federal Reserve Board. In March 2020, in response to the COVID-19 pandemic, the Board of Governors of the Federal Reserve Board lowered the target range for the benchmark federal funds rate to almost zero. Further changes to the interest rate in response to economic conditions could generate volatility in debt and equity markets, including increases in interest rates and associated declining values on fixed income investments. As the Federal Reserve Board has begun normalizing monetary policy and moving short-term interest rates higher from their lower levels, the central bank may adversely affect prospects for continued economic recovery with little room for incremental monetary accommodation. The actions of the Federal Reserve Board may have an impact on the pricing levels of risk-bearing investments, and may adversely impact the level of product sales.

Although we take measures to manage the economic risks of investing in a changing interest rate environment, we may not be able to mitigate the interest rate risk of our fixed income investments relative to our liabilities.

Credit Spreads. Our exposure to credit spreads primarily relates to market price volatility and cash flow variability associated with changes in such spreads. Market volatility can make it difficult to value certain of our securities if trading becomes less frequent. In such case, valuations may include assumptions or estimates that may have significant period-to-period changes, which could have a material adverse effect on our results of operations or financial condition. If there is a resumption of significant volatility in the markets, it could cause changes in credit spreads and defaults and a lack of pricing transparency which, individually or in tandem, could have a material adverse effect on our results of operations, financial condition, liquidity or cash flows.

Equity Risk. Our primary exposure to equity risk relates to the potential for lower earnings associated with certain of our businesses where fee income is earned based upon the estimated fair value of the assets under administration. Downturns and volatility in securities markets can have an adverse effect on the revenues and investment returns from our investment products and services.

In addition, we invest a portion of our investments in leveraged buy-out funds, hedge funds and other private equity funds. The amount and timing of net investment income from such funds tends to be uneven as a result of the performance of the underlying investments. The timing of distributions from such funds, which depends on particular events relating to the underlying investments, as well as the funds’ schedules for making distributions and their needs for cash, can be difficult to predict. Significant volatility could adversely impact returns and net investment income on these alternative investment classes. In addition, the estimated fair value of such investments may be impacted by downturns or volatility in securities markets.

Real Estate Risk. Our primary exposure to real estate risk relates to residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”) and residential and commercial mortgage loans. Our exposure to these risks stems from various factors, including real estate supply and demand and interest rate fluctuations. General economic conditions and the recovery rate in the real estate sectors will continue to influence the performance of these investments. These factors, which are beyond our control, could have a material adverse effect on our results of operations, financial condition, liquidity or cash flows.

Credit Risk. There is a risk that issuers of our investments may default or that other parties may not be able to pay amounts due to us and our subsidiaries. We manage our investments to limit credit risk by diversifying our portfolio among various security types and industry sectors. In addition, we take into account default risk in our product pricing. Although we believe that we carefully manage these risks, there can be no guarantee that credit risk will be managed successfully in all situations. Any failure to successfully manage credit risk could have a material adverse effect on our results of operations, financial condition, liquidity or cash flows.

Our participation in securities lending programs and a repurchase program subjects us to potential liquidity and other risks.

We participate in a repurchase program, which is considered part of a securities lending program, whereby we sell fixed income securities to third-party repurchase counterparties, primarily major brokerage firms and commercial banks, with a concurrent agreement to repurchase those same securities at a determined future date. Our policy requires that, at all times during the term of the repurchase agreements, cash or other types of collateral provided are sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. The cash proceeds received under the repurchase program are typically invested in fixed income securities and cannot be returned prior to the scheduled repurchase date; however, market conditions on the repurchase date may limit our ability to enter into new agreements. The repurchase of securities or our inability to enter into new repurchase agreements would require us to return the cash collateral proceeds associated with such transactions on the repurchase or maturity date.

For repurchase transactions, in some cases, the maturity of the securities held as invested collateral (i.e., securities that we have purchased with cash collateral received) may exceed the term of the related securities under repurchase agreements and the estimated fair value may fall below the amount of cash received as collateral and invested. If we are required to return significant amounts of cash collateral on short notice and we are forced to sell securities to meet the return obligation, we may have difficulty selling such collateral that is invested in securities in a timely manner, be forced to sell securities in a volatile or illiquid market for less than we otherwise would have been able to realize under normal market conditions, or both. In addition, under adverse capital market and economic conditions, liquidity may broadly deteriorate, which would further restrict our ability to sell securities. If we decrease the amount of our securities lending and repurchase activities over time, the amount of net investment income generated by these activities will also likely decline.

Also, Iowa law limits the amount of securities lending (which encompasses our repurchase program) to 10% of the relevant insurance company’s legal reserve (the net present value of all outstanding policies and contracts involving life contingencies). As of December 31, 2021, Midland National’s securities lending was 9.1% of its legal reserves. If this limitation was reduced to a lower percentage, our investment income would be reduced and we might be forced to liquidate investment assets to address ongoing cash requirements. However, we are not currently aware of any pending legislation or initiatives to amend the relevant statute.

We may have difficulty selling certain holdings in our investment portfolio in a timely manner and realizing full value given their illiquid nature.

There may be a limited market for certain investments we hold in our investment portfolio, making them relatively illiquid. These include privately-placed fixed maturity securities, mortgage loans, policy loans, leveraged leases, equity real estate, such as real estate joint ventures and funds, and other limited partnership interests. In recent years, even some of our very high quality investments experienced reduced liquidity during periods of market volatility or disruption. If we were forced to sell certain of our investments during periods of market volatility or disruption, market prices may be lower than our carrying value in such investments. In the event of a forced sale, accounting guidance requires the recognition of a loss for securities in an unrealized loss position and may require the impairment of other securities based on our ability to hold those securities, which would negatively impact our financial condition. This could result in realized losses which could have a material adverse effect on our net income and financial position.

The determination of the amount of allowances and impairments taken on our investments is highly subjective and could materially impact our business, financial condition and results of operations.

The determination of the amount of allowances and impairments vary by investment type and is based on our periodic case-by-case evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised. Such evaluations and assessments can change significantly from period to period, especially in times of high market volatility. There can be no assurance that management has identified all securities that could ultimately impact the level of impairments taken and allowances reflected in the financial statements. Furthermore, additional impairments may need to be taken or allowances provided for in the future. Historical trends may not be indicative of future impairments or allowances.

Defaults on commercial mortgage loans and volatility in performance may adversely affect our business, financial condition and results of operations.

Commercial mortgage loans face heightened delinquency and default risk due to economic conditions which have had a negative impact on the performance of the underlying collateral, resulting in declining values and an adverse impact on the obligors of such instruments. An increase in the default rate of our commercial mortgage loan investments could have an adverse effect on our business, financial condition and results of operations.

In addition, the carrying value of commercial mortgage loans is negatively impacted by such factors. The carrying value of commercial mortgage loans is stated at outstanding principal less any loan loss allowances recognized. Considerations in determining allowances include, but are not limited to, the following: (i) declining debt service coverage ratios and increasing loan to value ratios; (ii) bankruptcy filings of major tenants or affiliates of the borrower on the property; (iii) catastrophic events at the property; and (iv) other subjective events or factors, including whether the terms of the debt will be restructured. There can be no assurance that management’s assessment of loan loss allowances on commercial mortgage loans will not change in future periods, which could lead to investment losses.

Our Investment Managers select investments that could be substantially below return expectations, below the returns of our competitors investments, or result in losses. While GPIM manages the majority of our portfolio, we use several external managers to select individual investments pursuant to broad authority within their stated guidelines, and we do not approve each investment decision made by these managers.

The majority of our portfolio is managed externally, by an affiliated company, Guggenheim Partners Investment Management, LLC (“GPIM”). Our investment portfolio adheres to investment guidelines and policies and risk limits, however our advisor is allowed considerable discretion within the context of an Enterprise Risk Management (“ERM”) overlay as well as other compliance measures authorized by our Investment Committee, of which our investment manager is not a member. The discretion afforded to GPIM may result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results. Our historical investment performance should not be considered as indicative of future results of our investment portfolio.

Exposure to limited partnerships investments could adversely affect our investment portfolio.

We owned $1,676 million and $1,072 million of investments in limited partnerships at December 31, 2021 and December 31, 2020, respectively. As of December 31, 2021 and December 31, 2020, we had future funding commitments relating to limited partnerships of $751 million and $832 million, respectively. These investments consist primarily of domestic and international venture capital, mezzanine debt funds, hedge funds and other miscellaneous equity investments. These investments may produce investment income which fluctuates from period to period and is less predictable and more variable than may be the case with more conventional asset classes. In addition, many of these assets have limitations on redemptions and trading, which may cause them to be substantially less liquid than more conventional asset classes, such as publicly traded fixed income securities and equities.

If we do not appropriately structure our hedges in relation to our anticipated liabilities, our ability to conduct our businesses could be adversely affected.

We actively seek to hedge our securities market exposure, including exposure through the writing of indexed annuity products and indexed universal life products. Our ability to measure and manage risk and to implement our investment strategy and hedging arrangements is crucial to our success. If we do not properly structure such hedges to meet our expected liabilities, we could be forced to liquidate investments in order to pay any difference between the amount paid under the hedges and the amounts due for such liabilities, which could have an adverse impact on our financial condition or results of operations.

The success of our investment strategy and hedging arrangements will also be affected by general economic conditions. These conditions may cause volatile interest rates and securities markets, which in turn could increase the cost of hedging. Volatility or illiquidity in the markets could significantly and negatively affect our ability to appropriately execute our hedging strategies.

A downgrade or a potential downgrade in Midland National’s financial strength ratings could harm our competitive position.

Rating agencies regularly review the financial performance and condition of insurers, including Midland National. The current financial strength/claims paying ability ratings for Midland National as assigned by S&P, A.M. Best and Fitch were A+ (Strong), A+ (Superior) and A+, respectively. These ratings indicate a rating agency’s view of our ability to meet the obligations applicable to our in-force insurance contracts.

The rating agencies assign ratings based upon consideration of several qualitative and quantitative factors, including the rated company’s operating performance and investment results, products, risk profile, and capital resources. The rating agencies may also consider factors that may be outside of the rated company’s control, including changes in general economic conditions or their sentiment towards a particular industry. A downgrade in the ratings of Midland National could have an adverse effect on our business, financial condition and results of operations. In addition, a downgrade in the ratings of Midland National could adversely affect, among other things, (a) its ability to sell certain of its products, (b) the rate of contract surrenders and withdrawals and (c) the return on the insurance and annuity products it issues and, ultimately, the results of its operations. In addition, there can be no assurance that a rating will be maintained for any given period of time or that a rating will not be lowered or withdrawn in its entirety.

We cannot predict what actions rating agencies may take in the future that could adversely affect our business. As with other companies in the financial services industry, our ratings could be downgraded at any time and without any notice by any rating agency, and any such downgrade could adversely affect our business, financial condition and results of operations.

We may not be able to mitigate the reserve strain associated with Regulation 830 and NAIC Actuarial Guideline 38, potentially resulting in a negative impact on our capital position or in a need to increase prices and/or reduce sales of term or universal life products.

The NAIC Model Regulation entitled “Valuation of Life Insurance Policies,” commonly known as “Regulation 830” or “Model #830,” requires insurers to establish additional statutory reserves for certain term life insurance policies with long-term premium guarantees and for certain universal life policies with secondary guarantees. In addition, NAIC Actuarial Guideline 38 (“AG38”) clarifies the application of Model #830 with respect to certain universal life insurance policies with secondary guarantees. Many of our term insurance products and an increasing number of our universal life insurance products are affected by Model #830 and AG38, respectively. The application of both Model #830 and AG38 involves numerous interpretations. At times, there may be differences of opinion between management and state insurance departments regarding the application of these and other actuarial standards. Such differences of opinion may lead to a state insurance regulator requiring greater reserves to support insurance liabilities than management estimated.

Model # 830 and AG38 require Midland National to establish statutory reserves for applicable term and universal life products at a level that exceeds what the company’s actuarial assumptions for the applicable business would otherwise require. We have implemented, and may implement in the future, reinsurance and capital management actions to mitigate the capital impact of Model

#830 and AG38, including the use of letters of credit and the implementation of other transactions that provide acceptable collateral to support the reinsurance of the liabilities to wholly owned reinsurance captives or to third-party reinsurers. These arrangements are subject to review by state insurance regulators.

As of January 1, 2015, our insurance company subsidiaries became subject to a new actuarial guideline, NAIC Actuarial Guideline 48 (“AG48”), that affects the types of assets insurance companies can use in captive reinsurance companies to back the reserves they hold for term and universal life products. Specifically, AG48 prescribes an actuarial method to determine the portion of the assets held to support reserves for certain term and universal life policies that must be “primary securities,” which are defined as cash and securities rated by the Securities Valuation Office of the NAIC (subject to some limited exceptions) or, in limited cases, certain other assets. AG48 provides that reserves in excess of those calculated with the prescribed actuarial method may be supported or financed with a broader range of assets, referred to as “other securities.” AG48 applies to certain term and universal life insurance policies written from and after January 1, 2015, or written prior to January 1, 2015, but not included in a captive reinsurer financing arrangement as of December 31, 2014. The NAIC adopted a revised Credit for Reinsurance Model Law in January 2016 and the Term and Universal Life Insurance Reserve Financing Model Regulation in December 2016 to replace AG48. Effective July 1, 2017, Iowa substantially adopted the revised Credit for Reinsurance Model Law. Effective January 10, 2018, Iowa substantially adopted the Term and Universal Life Insurance Reserve Financing Model Regulation, replacing AG48 for Iowa ceding insurers.

We cannot provide assurance that there will not be regulatory challenges to the reinsurance and capital management actions we have taken to date, or those we may take in the future, or that acceptable collateral obtained through such transactions will continue to be available or available on a cost-effective basis. The result of those potential challenges, as well as the inability to obtain acceptable collateral, could require us to increase statutory reserves, incur higher operating and/or tax costs or reduce sales.

Certain of the reserve financing facilities we have put in place will mature prior to the run off of the liabilities they support. As a result, we cannot provide assurance that we will be able to continue to implement actions either to mitigate the impact of Model #830, AG38 and AG48 on future sales of term and universal life insurance products or maintain collateral support related to our captives or existing third-party reinsurance arrangements to which one of our captive reinsurance subsidiaries is a party. If we are unable to continue to implement those actions or maintain existing collateral support, we may be required to increase statutory reserves or incur higher operating costs than we currently anticipate. Because term and universal life insurance are particularly price-sensitive products, any increase in premiums charged on these products to compensate us for the increased statutory reserve requirements or higher costs of reinsurance may result in a significant loss of volume and materially and adversely affect our life insurance business.

Changes in regulations relating to reserves, such as implementation of principle-based reserving, could adversely impact our results of operations.

There have been recent regulatory changes to life insurance reserve calculations. On January 1, 2017, the principle-based approach to life insurance company reserves became effective, with a three-year phase-in period, for all new life insurance products issued on or after such date, excluding pre-need products. Principle-based reserving went into effect on January 1, 2020 for new life insurance products. Principle-based reserving does not apply to policies in force prior to January 1, 2017. The NAIC designed principle-based reserving to tailor reserves to specific products, and it applies to all of the life insurance products currently issued by our life insurance company subsidiaries other than pre-need. As compared to the prescriptive reserving approach applicable to life products written prior to January 1, 2017, principle-based reserving gives greater credence to the insurer’s past experience, anticipated future experience and current economic conditions. Accordingly, and in contrast to the prescriptive approach, certain assumptions regarding economic conditions, mortality and policyholder behavior will no longer be required to remain constant and may be updated. As a result, principle-based reserving may cause fluctuations to the amount of reserves held by our life insurance company subsidiaries. We applied principle-based reserving to a small block of term polices in 2019, and we have applied principle-based reserving to all new individual life business issued January 1, 2020 and later. Principle-based reserving will not affect reserves held by our life insurance company subsidiaries for policies in-force prior to January 1, 2017. We cannot predict whether or in what form additional reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect the reported financial position or operations of our insurance company subsidiaries.

A significant portion of our institutional funding is obtained from a Federal Home Loan Bank, which subjects us to liquidity risks associated with sourcing a large concentration of our funding from one counterparty.

A significant portion of our institutional funding is obtained from the FHLB, which primarily serves as a source of funding to complement our securities lending program. As of December 31, 2021 and December 31, 2020, we had $3.1 billion of FHLB borrowings outstanding. Should the FHLB choose to change its definition of eligible collateral, or if the market value of the pledged collateral decreases in value due to changes in interest rates or credit ratings, we may be required to post additional amounts of collateral in the form of cash or other eligible collateral. Additionally, we may be required to find other sources to replace this funding if we lose access to the FHLB funding. This could occur if our creditworthiness falls below either of the FHLB’s requirements or if legislative or other political actions cause changes to the FHLB’s mandate or to the eligibility of life insurance companies to be members of the FHLB system.

Our products and services are complex and are frequently sold through intermediaries, and a failure to properly perform services or the misrepresentation of our products or services could have an adverse effect on our revenues and income.

Many of our products and services are complex and are frequently sold through intermediaries. In particular, our insurance businesses are reliant on intermediaries to describe and explain our products to their potential customers, and although we take precautions to avoid this result, such intermediaries may be deemed to have acted on our behalf. The intentional or unintentional misrepresentation of our products and services in advertising materials or other external communications, or inappropriate activities by our personnel or an intermediary, could result in liability for us and have an adverse effect on our reputation and business prospects, as well as lead to potential regulatory actions or litigation.

The insurance business is a heavily regulated industry and changes in state and federal regulation may affect our profitability.

We are subject to regulation under applicable insurance statutes, including insurance holding company statutes, in the various states in which Midland National transacts business. Midland National is domiciled in Iowa and is licensed to transact its insurance business in, and is subject to regulation and supervision by, insurance regulators in all U.S. states and territories, except New York and American Samoa. The ability of Midland National to continue to conduct its business is dependent upon the maintenance of its licenses in these various jurisdictions.

State insurance laws regulate most aspects of Midland National’s insurance business. Insurance regulatory authorities in the United States have broad administrative powers with respect to, among other things:

•	licensing companies and agents to transact business;

•	calculating the value of assets to determine compliance with statutory requirements;

•	mandating certain insurance benefits;

•	regulating certain premium rates;

•	reviewing and approving policy forms;

•	regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements;

•	establishing and revising statutory capital and reserve requirements and solvency standards;

•	fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts;

•	approving future rate increases;

•	approving changes in control of insurance companies;

•	restricting the payment of dividends and other transactions between affiliates; and

•	regulating the types, amounts and valuation of investments.

These laws and regulations affecting the insurance industry are complex and subject to change. Moreover, they are administered and enforced by a number of different regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority, Inc. (“FINRA”), the U.S. Department of Labor (the “DOL”), the U.S. Department of Justice, and state attorneys general, each of which exercises a degree of interpretive latitude. In some cases, these laws and regulations are designed to protect or benefit the interests of a specific constituency rather than a range of constituencies. For example, state insurance laws and regulations are generally intended to protect or benefit contract holders rather than shareholders or holders of other securities of insurance companies or their holding companies. These laws and regulations may in some respects limit our insurance company subsidiaries’ ability to grow and improve the profitability of their businesses.

State insurance regulators and the NAIC regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, can be made for the benefit of the consumer, or for other reasons, at the expense of the insurer, and thus could have an adverse effect on the financial condition and results of operations of our insurance company subsidiaries. Midland National cannot guarantee that the impact of any NAIC recommendations or proposed or future legislation or rule-making in the U.S. or elsewhere will not have an adverse effect on the results of operations or financial condition of our insurance company subsidiaries.

As increased scrutiny has been placed upon the insurance regulatory framework, a number of state legislatures have considered or enacted legislative proposals that alter, and in many cases increase, state authority to regulate insurance companies and holding company systems. In December 2010, the NAIC adopted amendments to the Insurance Holding Company System Regulatory Act and Model Regulation (the “Amended Holding Company Model Act”). The Amended Holding Company Model Act introduced the concept of “enterprise risk” within an insurance holding company system. The Amended Holding Company Model Act imposes more extensive informational requirements on parents and other affiliates of licensed insurers with the purpose of protecting the licensed companies from enterprise risk, including requiring an annual enterprise risk report by the ultimate controlling person identifying the material risks within the insurance holding company system that could pose enterprise risk to the licensed companies. In September 2012, the NAIC adopted the Risk Management and Own Risk and Solvency Assessment (“ORSA”) Model Act, which requires insurers to maintain a framework for identifying, assessing, monitoring, managing and reporting on the “material and relevant risks” associated with the insurer’s (or insurance group’s) current business plans. Under the ORSA Model Act, certain insurers must undertake an internal risk management review no less often than annually (but also at any time when there are significant changes to the risk profile of the insurer or its insurance group) in accordance with the ORSA Guidance Manual adopted by the NAIC, and prepare a summary report (“ORSA Report”) assessing the adequacy of the insurer’s risk management and capital in light of its current and future business plans. The ORSA Report is filed with a company’s lead state regulator and will be available to other domiciliary regulators within the holding company system. In November 2014, the NAIC adopted the Corporate Governance Annual Disclosure Model Act and Model Regulation (together, the “Corporate Governance Model Act”), which require an insurer to provide an annual disclosure regarding its corporate governance practices to its domestic regulator and lead state regulator. As adopted by the NAIC, the requirements of the Corporate Governance Model Act were effective January 1, 2016, with the first annual disclosure due by June 1, 2016. In December 2014, the NAIC promulgated additional amendments to the Amended Holding Company Model Act (the “Revised Amended Holding Company Model Act”) for consideration by the various states that address the authority of an insurance commissioner to act as the group-wide supervisor for an internationally active insurance group or to acknowledge the authority of another regulatory official, from another jurisdiction, to so act.

Each of the Amended Holding Company Model Act, the ORSA Model Act, the Corporate Governance Model Act and the Revised Amended Holding Company Model Act must be adopted by the individual states for the new requirements to apply to U.S. domestic insurers, and specifically in Iowa for the changes to apply to our insurance company subsidiaries. Iowa has substantially adopted the Amended Holding Company Model Act, the ORSA Model Act, the Corporate Governance Model Act and the Revised Amended Holding Company Model Act.

In February 2020, the NAIC adopted changes to the Suitability in Annuity Transactions Model Regulation (the “SAT Model Regulation”). The changes to the SAT Model Regulation must be adopted by the individual states for the new requirements to apply to U.S. domestic insurers. Iowa has substantially adopted the changes to the SAT Model Regulation. The changes to the SAT Model Regulation enhance consumer protections related to annuity sales and require a producer to act in a customer’s best interest when making a recommendation to buy an annuity. To meet this standard a producer must not place his or her own financial interest ahead of the consumer’s and the producer must also satisfy four key obligations of care, disclosure, conflict of interest, and documentation.

Although the federal government currently does not directly regulate the insurance business, federal legislation and administrative policies in several areas, including pension regulation, financial services regulation, securities regulation and federal taxation, can significantly and adversely affect the insurance business.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) was enacted and signed into law. The Dodd-Frank Act made extensive changes to the laws regulating the financial services industry and required various federal agencies to adopt a broad range of new rules and regulations. Changes in general political, economic or market conditions, including as a result of the most recent U.S. presidential and congressional elections, could affect the scope, timing and final implementation of the Dodd-Frank Act. We cannot predict if or when future legislation or administrative guidance will be enacted or issued or what impact any changing regulation may have on our business, our customers or the insurance and financial services industries.

Among other things, the Dodd-Frank Act imposed a comprehensive new regulatory regime on the over-the-counter (“OTC”) derivatives marketplace. Title VII of the Dodd-Frank Act (“Title VII”) subjected “swap dealers”, “major swap participants”, “security-based swap dealers” and “major security-based swap participants” (each as defined in the legislation and further clarified by the rulemaking) to registration and substantial supervision and regulation, including capital standards, margin requirements, business conduct standards, recordkeeping and reporting requirements. Title VII also requires central clearing for certain derivatives transactions that the U.S. Commodities Futures Trading Commission (“CFTC”) determines must be cleared and are accepted for clearing by a “derivatives clearing organization” (subject to certain exceptions) and that certain transactions subject to the mandatory clearing requirement be executed on a regulated exchange or swap execution facility. Title VII also provided the CFTC with authority to impose position limits across markets, including the swap market. The ongoing implementation and finalization of the Title VII requirements and its related regulations may adversely affect our ability to hedge risks associated with our business, including our fixed index annuity business, by increasing the costs of, imposing regulatory restrictions on, or reducing liquidity for derivatives transactions that we use to hedge such risks. Further, centralized clearing of derivatives transactions exposes us to concentrated risk of default by a clearinghouse with respect to our cleared derivative transactions.

The Dodd-Frank Act also established the Financial Stability Oversight Council (the “FSOC”) and authorized the FSOC to designate non-bank financial companies as systemically important financial institutions (“SIFIs”), thereby subjecting them to enhanced prudential standards and supervision by the Board of Governors of the Federal Reserve System (“Federal Reserve”). The prudential standards for non-bank SIFIs include enhanced RBC requirements, leverage limits, liquidity requirements, single counterparty exposure limits, governance requirements for risk management, stress test requirements, special debt-to-equity limits for certain companies, early remediation procedures, and recovery and resolution planning. MNL is above the initial quantitative threshold for treatment as a non-bank SIFI (total consolidated assets of $50 billion, including the assets of its subsidiaries). If the FSOC were to designate SFG as a non-bank SIFI, SFG would become subject to certain of these enhanced prudential standards. There are currently no such non-bank financial companies designated by FSOC as “systemically significant.”

On April 21, 2017, the President of the U.S. issued an executive memorandum to the Secretary of the U.S. Department of the Treasury (the “Treasury Department”), directing the Secretary of the Treasury Department to conduct a review of, and report to the President regarding, FSOC processes and imposing a temporary moratorium on non-emergency SIFI determinations and designations pending completion of such review and receipt of such report. The requested report, which the Treasury Department published on November 17, 2017, recommends significant changes to the FSOC processes for making SIFI determinations and designations. The Economic Growth, Regulatory Relief, and Consumer Protection Act, which became effective May 24, 2018, made limited changes to Title I of the Dodd-Frank Act but did not make many of the changes recommended in the Treasury Department report. In December 2019, the FSOC released final interpretive guidance regarding a revised process for designating non-bank SIFIs that incorporates an activities-based approach to risk assessment. Pursuant to such guidance, the FSOC will pursue entity-specific determinations only if a potential risk or threat cannot be addressed through the activities-based approach. In addition, it is possible that, as a result of the most recent U.S. presidential election, the FSOC may take a more active approach in the coming years with respect to the designation of non-bank SIFIs. As a result, there is considerable uncertainty as to the future of determination of non-bank SIFIs, and whether the Company could be designated a SIFI.

The Dodd-Frank Act also established a Federal Insurance Office (the “FIO”) within the Treasury Department. The Dodd-Frank Act authorizes the FIO to assist the Secretary of the Treasury Department in negotiating covered agreements. A covered agreement is an agreement between the U.S. and one or more foreign governments, authorities or regulatory entities, regarding prudential measures with respect to insurance or reinsurance. The FIO is further charged with determining, in accordance with the procedures and standards established under the Dodd-Frank Act, whether state laws are preempted by a covered agreement.

Pursuant to this authority, in September 2017, the U.S. and the EU signed a covered agreement to address, among other things, reinsurance collateral and insurance group supervision requirements (the “EU Covered Agreement”), and the U.S. released the Policy Statement, providing the U.S.’ interpretation of certain provisions in the EU Covered Agreement. The Policy Statement provides that the U.S. expects that the group capital calculation developed by the NAIC will satisfy the EU Covered Agreement’s group capital assessment requirement. See “Regulation—Capital Requirements.” In addition, on December 18, 2018, a Bilateral Agreement between the U.S. and U.K. on Prudential Measures Regarding Insurance and Reinsurance, or the “UK Covered Agreement,” was signed in anticipation of the United Kingdom’s exit from the EU.

U.S. state regulators have until September 22, 2022 to adopt reinsurance reforms removing reinsurance collateral requirements for EU and UK reinsurers that meet the prescribed minimum conditions set forth in the applicable EU Covered Agreement or UK Covered Agreement or state laws imposing such reinsurance collateral requirements may be subject to federal preemption. The NAIC has adopted revisions to the Credit for Reinsurance Model Law and Model Regulation that would, if adopted into law by state legislatures, implement the reinsurance collateral provisions of the EU Covered Agreement and UK Covered Agreement. Iowa has substantially adopted such amendments to the Credit for Reinsurance Model Law and Regulation. We cannot predict with any certainty what the impact of implementation of the EU Covered Agreement or the UK Covered Agreement will be on our business and whether the interpretation of the provisions of the EU Covered Agreement and the UK Covered Agreement will change.

The Company is required to comply with Statutory Accounting Principles (“SAP”). SAP and various components of SAP (such as actuarial reserving methodologies) are subject to review by the NAIC and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve or alter financial reporting. Various proposals are currently pending before committees and task forces of the NAIC, some of which, if adopted, would negatively affect our reported financial position or operations. See “Regulation—NAIC—Recent Statutory Accounting Principles Working Group Proposals.”

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase the Company’s direct and indirect compliance efforts and other expenses of doing business.

The regulatory framework at the state and federal level applicable to our insurance company subsidiaries’ products is evolving, particularly as a result of the most recent U.S. presidential and congressional elections. The changing regulatory framework could affect the design of such products and our insurance company subsidiaries’ ability to sell certain products. Any changes in these laws and regulations could materially and adversely affect Midland National’s business, financial condition or results of operations. In addition, there is risk that any particular regulator’s or enforcement authority’s interpretation of a legal issue may change over time to Midland National’s detriment, or that changes in the overall legal environment may, even absent any particular regulator’s or enforcement authority’s interpretation of a legal issue changing, cause Midland National to change its views regarding the actions it needs to take from a legal risk management perspective, thus necessitating changes to its practices that may, in some cases, limit its ability to grow and improve the profitability of its business.

We face risks relating to litigation, including the costs of such litigation, management distraction and the potential for damage awards, which may adversely impact our business.

We are occasionally involved in litigation, both as a defendant and as a plaintiff. In addition, state regulatory bodies, such as state insurance departments, the SEC, FINRA, the DOL and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws, ERISA, and laws governing the activities of broker-dealers. Such regulatory examinations and investigations may result in fines, recommendations for corrective action or other regulatory actions. Companies in the life insurance and annuity business have faced litigation, including class action lawsuits, alleging improper product design, improper sales practices and similar claims. Plaintiffs in class action and other lawsuits against Midland National may seek very large or indeterminate amounts, including compensatory, liquidated, punitive and/or treble damages, which may remain unknown for substantial periods of time. Civil jury verdicts have been returned against insurers and other financial services companies involving sales, underwriting practices, product design, product disclosure, administration, denial or delay of benefits, charging excessive or impermissible fees, recommending unsuitable products to customers, breaching fiduciary or other duties to customers, refund or claims practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business, payment of sales or other contingent commissions and other matters. Such lawsuits can result in substantial judgments that are disproportionate to actual damages, including material amounts of punitive or non-economic compensatory damages. In some states, juries, judges and arbitrators have substantial discretion in awarding punitive, or non-economic, compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, financial services companies have made material settlement payments. In any event, responding to any such inquiries, examinations, investigations and lawsuits, regardless of the ultimate outcome of the proceeding, is time-consuming and expensive and can divert the time and effort of our management from its business. Moreover, even if we ultimately prevail in any such litigation, regulatory action or investigation, we could suffer significant harm to our reputation, which could have a material adverse effect on our business, financial condition and results of operations, including our ability to attract new customers, retain current customers and recruit and retain employees and agents.

Our business may be negatively affected by adverse publicity or increased governmental and regulatory actions with respect to us, other well-known companies or the financial services industry in general.

Governmental scrutiny with respect to matters relating to compensation and other business practices in the financial services industry has increased dramatically in the past several years and has resulted in more aggressive and intense regulatory supervision and the application and enforcement of more stringent standards. The 2008 financial crisis and the current political and public sentiment regarding financial institutions has resulted in a significant amount of adverse press coverage, as well as adverse statements or charges by regulators and elected officials. Press coverage and other public statements that assert some form of wrongdoing, regardless of the factual basis for the assertions being made, could result in some type of inquiry or investigation by regulators, legislators and/or law enforcement officials or in lawsuits. Responding to these inquiries, investigations and lawsuits, regardless of the ultimate outcome of the proceeding, is time-consuming and expensive and can divert the time and effort of our senior management from its business. Adverse publicity, governmental scrutiny, pending or future investigations by regulators or law enforcement agencies and/or legal proceedings involving us can also have a negative impact on our reputation and on the morale and performance of employees, and on business retention and new sales, which could adversely affect our businesses and results of operations.

Changes in U.S. federal and state securities laws and regulations may affect our operations and our profitability.

U.S. federal and state securities laws, and FINRA rules apply to sales of our variable annuity products (which are considered to be both insurance products and securities) as well as to sales of third-party investment products. As a result, some of our subsidiaries and the products they offer are subject to regulation under these federal and state securities laws. Our insurance subsidiaries’ separate accounts are registered as investment companies under the Investment Company Act of 1940. Some variable annuity contracts issued by our insurance company subsidiaries also are registered under the Securities Act of 1933. One of our other subsidiaries is registered as a broker-dealer under the Securities Exchange Act of 1934 with the SEC and is a member of, and subject to, regulation by FINRA, and is also registered as a broker-dealer in various states, as applicable. Securities laws and regulations are primarily intended to ensure the integrity of the financial markets and to protect the securities markets and investment advisory and brokerage clients. Broker-dealers are subject to laws and regulations governing all aspects of the securities business including, but not limited to, sales and trading practices. These laws and regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with those laws and regulations. A number of changes have recently been proposed to the laws and regulations that govern the conduct of our variable insurance products and retirement business and our distributors that could have a material adverse effect on our results of operations and financial condition. Changes to these laws or regulations that restrict the conduct of our business could have an adverse effect on our results of operations and financial condition.

Changes in federal income taxation laws, including any reduction in individual income tax rates, may affect sales of our products and profitability.

The annuity and life insurance products that we market generally provide the contract holder with certain federal income tax advantages. For example, federal income taxation on any increases in non-qualified Insurance Contract values (i.e. the “inside build-up”) is deferred until it is received by the contract holder. With other savings investments, such as certificates of deposit and taxable bonds, the increase in value is generally taxed each year as it is realized. Additionally, life insurance death benefits are generally exempt from income tax.

From time to time, various tax law changes have been proposed that could have an adverse effect on our business, including the elimination of all or a portion of the income tax advantages described above for annuities and life insurance. If legislation were enacted to eliminate all or a portion of the tax deferral for annuities, such a change would have an adverse effect on our ability to sell non-qualified annuities. Non-qualified annuities are annuities that are not sold to a qualified retirement vehicle.

Also, legislation has been proposed in recent years that could eliminate the “dividends received deduction” with respect to investment earnings on assets in insurance company separate accounts. The elimination or restriction of this deduction by legislative or regulatory action would adversely impact our results of operations.

Distributions from non-qualified annuity policies are considered “investment income” for purposes of the Medicare tax on investment income contained in the Health Care and Education Reconciliation Act of 2010. As a result, in certain circumstances a 3.8% tax may be applied to some or all of the taxable portion of distributions from non-qualified annuities to individuals whose income exceeds certain threshold amounts. This tax may have an adverse effect on our ability to sell non-qualified annuities to individuals whose income exceeds these threshold amounts.

The amount of Midland National’s statutory capital it must hold can vary significantly from time to time and is sensitive to a number of factors outside of our control, including securities market and credit market conditions.

Insurance regulators and the NAIC prescribe accounting standards and statutory capital and reserve requirements for SFG’s insurance company subsidiaries. The NAIC has established regulations that provide minimum capitalization requirements based on RBC formulas for life, health and property and casualty companies. The RBC formula for life companies establishes capital requirements relating to insurance, business, asset and interest rate risks, including equity, interest rate and expense recovery risks associated with variable life, annuities and group annuities that contain death benefits or certain living benefits.

In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors, including the amount of statutory income or losses, the amount of additional capital Midland National must hold to support business growth, changes in securities market levels, the value of certain fixed maturity and equity securities in Midland National’s investment portfolio, changes in interest rates, as well as changes to the NAIC RBC formulas. Increases in the amount of required statutory reserves reduce the statutory capital used in calculating Midland National’s RBC ratios.

In addition, there have been recent regulatory changes made by, and continue to be projects underway with various working groups of the NAIC that may impact the classification and capital charges of our investments held by our insurance company subsidiaries. Such changes could lead to a lower RBC ratio for our insurance company subsidiaries. A material decrease in our insurance company subsidiaries’ RBC ratios could adversely affect our business. See “Regulation—NAIC—Recent VOS Task Force Actions and Proposals.”

Reinsurance may not be available, affordable or adequate to protect us against losses.

As part of our overall risk management strategy, we purchase reinsurance for certain risks underwritten by our various business segments. While reinsurance agreements generally bind the reinsurer for the life of the business reinsured at generally fixed pricing, market conditions beyond our control determine the availability and cost of the reinsurance protection for new business. In certain circumstances, the price of reinsurance for business already reinsured may also increase. Any decrease in the amount of reinsurance will increase our risk of loss and any increase in the cost of reinsurance will, absent a decrease in the amount of reinsurance, reduce our earnings. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business or result in the assumption of more risk with respect to those policies we issue. If the counterparties to our reinsurance or indemnification arrangements or to the derivatives we use to hedge our business risks default or fail to perform, we may be exposed to risks we had sought to mitigate, which could materially adversely affect our financial condition and results of operations.

We use reinsurance, indemnification and derivatives to mitigate our risks in various circumstances. In general, reinsurance does not relieve us of our direct liability to our contract holders, even when the reinsurer is liable to us. Accordingly, we bear credit risk with respect to our reinsurers and indemnitors. A reinsurer’s or indemnitor’s insolvency, inability or unwillingness to make payments under the terms of reinsurance agreements or indemnity agreements with us could have a material adverse effect on our financial condition and results of operations, including our liquidity.

Differences between actual claims experience and underwriting and reserving assumptions may adversely affect our financial results.

Our earnings significantly depend upon the extent to which our actual claims experience is consistent with the assumptions we use in setting prices for our products and establishing liabilities for future policy benefits and claims. Such amounts are established based on estimates by actuaries of how much we will need to pay for future benefits and claims. To the extent that actual claims experience is less favorable than the underlying assumptions we used in establishing such liabilities, we could be required to increase our liabilities.

Due to the nature of the underlying risks and the high degree of uncertainty associated with the determination of liabilities for future policy benefits and claims, we cannot determine precisely the amounts which we will ultimately pay to settle our liabilities. Such amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future (including deviations resulting from errors in the calculation of estimated amounts). We evaluate our liabilities periodically based on accounting requirements, which change from time to time, the assumptions used to establish the liabilities, as well as our actual experience. If the liabilities originally established for future benefit payments prove inadequate, we must increase them. Such increases would affect earnings negatively in the period in which the increase is made and have a material adverse effect on our business, results of operations and financial condition.

Our risk management policies and procedures, including hedging programs, may prove inadequate for the risks we face, which could negatively affect our business or result in losses.

We have developed risk management policies and procedures and expect to continue to do so in the future. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective, particularly during extremely turbulent times. Many of our methods of managing risk and exposures are based upon observed historical market behavior or statistics based on historical models. As a result, these methods may not predict future exposures, which could be significantly greater than historical measures indicate. Other risk management methods depend on the evaluation of information regarding markets, customers, catastrophe occurrence or other matters that is publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record and verify large numbers of transactions and events. These policies and procedures may not be fully effective.

We employ various strategies, including hedging and reinsurance, with the objective of mitigating risks inherent in our business and operations. These risks include current or future changes in the fair value of our assets and liabilities, current or future changes in cash flows, the effect of interest rates, securities markets and credit spread changes, the occurrence of credit defaults, currency fluctuations and changes in mortality and longevity. We seek to control these risks by, among other things, entering into reinsurance contracts and derivative instruments, such as swaps, options, futures and forward contracts. Developing an effective strategy for dealing with these risks is complex, and no strategy can completely insulate us from such risks. Our hedging strategies also rely on assumptions and projections regarding our assets, liabilities, general market factors and the creditworthiness of our counterparties that may prove to be incorrect or prove to be inadequate. Accordingly, our hedging activities may not have the desired beneficial impact on our results of operations or financial condition. Hedging strategies involve transaction costs and other costs, and if we terminate a hedging arrangement, we may also be required to pay additional costs, such as transaction fees or breakage costs. We may incur losses on transactions after taking into account our hedging strategies. Further, the nature, timing, design or execution of our hedging transactions could actually increase our risks and losses. Our hedging strategies and the derivatives that we use, or may use in the future, may not adequately mitigate or offset the hedged risk and our hedging transactions may result in losses.

We face competition from companies that have greater financial resources, broader arrays of products, higher ratings and stronger financial performance, which may impair our ability to retain existing customers, attract new customers and maintain our profitability and financial strength.

We operate in a highly competitive industry. Many of our competitors are substantially larger and enjoy substantially greater financial resources, higher ratings by rating agencies, broader and more diversified product lines and more widespread agency relationships. Our annuity products compete with index, fixed rate and variable annuities sold by other insurance companies and also with mutual fund products, traditional bank investments and other retirement funding alternatives offered by asset managers, banks and broker-dealers. Our insurance products compete with those of other insurance companies, financial intermediaries and other institutions based on a number of factors, including premium rates, policy terms and conditions, service provided to distribution channels and contract holders, ratings by rating agencies, reputation and commission structures.

Our ability to compete depends in part on returns and other benefits we make available to our contract holders through our life insurance and annuity products. We will not be able to accumulate and retain assets under management for our products if our investment results underperform the market or the competition, since such underperformance likely would result in asset withdrawals and reduced sales.

The level of competition among providers of life insurance, annuities and other retirement solutions products may increase as a result of the continuing consolidation of the financial services industry. Mergers and consolidations could increase, as companies seek to improve their competitive position through increased market share, economies of scale and diversification of products and services.

We compete for distribution sources for our products. We believe that our success in competing for distributors depends on our financial strength, the services we provide to and the relationships we develop with these distributors, as well as offering competitive commission structures. Our distributors are generally free to sell products from whichever providers they wish, which makes it important for us to continually offer distributors products and services they find attractive. If our products or services fall short of distributors’ needs, we may not be able to establish and maintain satisfactory relationships with distributors of our life insurance and annuity products. Our ability to compete in the past has also depended in part on our ability to develop innovative new products and bring them to market more quickly than our competitors. In order for us to compete in the future, we will need to continue to bring innovative products to market in a timely fashion. Otherwise, our revenues and profitability could suffer.

If we are unable to attract and retain national marketing organizations and independent agents, sales of our products may be reduced.

We distribute our life insurance and annuity products through a variable cost distribution network. We must attract and retain such marketers and agents to sell our products. Insurance companies compete vigorously for productive agents. We compete with other life insurance companies for marketers and agents primarily on the basis of our financial position, support services, compensation and product features. Such marketers and agents may promote products offered by other life insurance companies that may offer a larger variety of products than we do. Our competitiveness for such marketers and agents also depends upon the long-term relationships we develop with them. There can be no assurance that such relationships will continue in the future. If we are unable to attract and retain sufficient marketers and agents to sell our products, our ability to compete and our revenues would suffer.

Potential use of new distribution channels and use of direct to consumer distribution channels involves risks.

In 2020, we established Heyday as an online education platform that focuses on creating lifetime income through annuities. Heyday directly markets to consumers through social media and other digital methods. As a consumer becomes interested in an annuity purchase, the consumer has options on how they would like to interact with Heyday agents, including digitally, by telephone or in-person. There can be no assurance that this strategy will be successfully implemented. The inherent costs involved to launch products through a new distribution channel and the ongoing administration thereof may cause a financial burden that could outweigh the financial benefits we expect to receive. If we pursue such new distribution channel, we may have to incur significant expense to build out our administration and compliance systems and other related corporate functionality relating to such channel, and it may take time to generate sufficient business to make any such investment profitable. Accordingly, no assurances can be made that our products will be provided through this new channel, or that such utilization of new distribution channel will be successful.

The success of such new distribution channel would be largely reliant on the related technology. Developing and maintaining such a technology platform is expensive and complex and its continuous development, maintenance and operation would be costly. It may also expose us to additional risks in the event of material performance problems or defects, including heightened cyber security risks.

Additionally, the digital distribution channel is a developing market. Regulators continue to review and update the manner in which these types of distribution platforms operate and we may face administrative and compliance issues related to our use of online direct to consumer distribution channels, through Heyday or otherwise. Any of these eventualities could materially and negatively affect our reputation or our results of operations and financial condition.

Offering products through a digital direct distribution model may expose us to additional legal and regulatory risks. Plaintiffs’ lawyers are particularly active in the life insurance industry in bringing class actions and individual suits alleging, among other things, issues relating to sales or underwriting practices, claims payments and procedures, product design, disclosure, administration, investments, denial or delay of benefits and breaches of fiduciary or other duties to policyholders. Plaintiffs in class actions and other lawsuits against us may seek very large and/or indeterminate amounts, including punitive and treble damages. Even if we ultimately prevail in the litigation, regulatory action or investigation, our ability to attract new policyholders and recruit and retain employees could be materially and adversely impacted.

Our profitability may decline if mortality rates or persistency rates or other assumptions differ significantly from pricing expectations.

We set prices for many of our insurance and annuity products based upon expected claims and payment patterns, using assumptions for mortality, persistency (how long a contract stays in force) and interest rates. In addition to the potential effect of natural or man-made disasters and catastrophic occurrences and pandemics, significant changes in mortality could emerge gradually over time, due to changes in the natural environment, the health habits of the insured population, effectiveness of treatment for disease or disability, or other factors. In addition, we could fail to accurately anticipate changes in other pricing assumptions, including changes in interest and inflation rates. Significant negative deviations in actual experience from our pricing assumptions could have a material adverse effect on the profitability of our products. Our earnings are significantly influenced by the claims paid under our insurance contracts and will vary from period to period depending upon the amount of claims incurred. There is only limited predictability of claims experience within any given month or year. Our future experience may not match our pricing assumptions or our past results. As a result, our business, financial condition and results of operations could be materially adversely affected.

Guarantees within certain of our products may decrease our earnings, increase the volatility of our results, result in higher risk costs and expose us to increased counterparty risk.

Certain of our life and annuity products include guaranteed benefits, including guaranteed minimum death benefits, guaranteed minimum withdrawal benefits, guaranteed minimum accumulation benefits, and guaranteed minimum income benefits. These guarantees are designed to protect contract holders against significant downturns in securities markets and interest rates. Any such periods of significant and sustained downturns in securities markets, increased equity volatility, or reduced interest rates could result in an increase in the valuation of our liabilities associated with those products. An increase in these liabilities would result in a decrease in our net income.

We use hedging and risk management strategies to mitigate the liability exposure and the volatility of net income associated with these liabilities. These strategies involve the use of reinsurance and derivatives, which may not be completely effective. For example, in the event that reinsurers or derivative counterparties are unable or unwilling to pay, we remain liable for the guaranteed benefits.

In addition, hedging instruments may not effectively offset the costs of guarantees or may otherwise be insufficient in relation to our obligations. Furthermore, we are subject to the risk that changes in contract holder behavior or mortality, combined with adverse market events, produce economic losses not addressed by the risk management techniques employed. These, individually or collectively, may have a material adverse effect on our results of operations, including net income, financial condition or liquidity.

The loss of key employees could disrupt our operations.

Our success depends in part on the continued service of key executives and our ability to attract and retain additional executives and employees. The loss of key employees, or our inability to recruit and retain additional qualified personnel, could cause disruption in our business and prevent us from fully implementing our business strategies, which could materially and adversely affect our business, growth and profitability. We also rely upon the knowledge and experience of employees involved in functions that require technical expertise in order to provide for sound operational controls for our overall enterprise, including the accurate and timely preparation of required regulatory filings and financial statements and operation of internal controls. A loss of such employees could adversely impact our ability to execute key operational functions and could adversely affect our operational controls.

Any failure to protect the confidentiality of client information could adversely affect our reputation and have a material adverse effect on our business, financial condition and results of operations and other aspects of our business.

Pursuant to U.S. federal and state laws, and laws of other jurisdictions in which we operate, various government agencies have established rules protecting the privacy and security of personal information, including personally identifiable policyholder information. In addition, most U.S. states and a number of jurisdictions outside the U.S., have enacted laws, which vary significantly from jurisdiction to jurisdiction, to safeguard the privacy and security of personal information, including personally identifiable policyholder information. Further, the Gramm-Leach-Bliley Act of 1999, imposes privacy and data security requirements on financial institutions, including obligations to protect and safeguard consumers’ nonpublic personal information and records, and limits the ability to share and reuse such information with third parties. Many regulators have indicated an intention to take more aggressive enforcement actions regarding cybersecurity and data privacy matters, and private litigation resulting from such matters is increasing and resulting in progressively larger judgments and settlements.

Many of our employees have access to, and routinely process, personal information of clients through a variety of media, including IT systems. We rely on various internal processes and controls to protect the confidentiality of client information that is accessible to, or in the possession of, our company and our employees. It is possible that an employee could, intentionally or unintentionally, disclose or misappropriate confidential client information, including personally identifiable policyholder information, or our data could be the subject of a cybersecurity attack. If we fail to maintain adequate internal controls or if our employees fail to comply with our policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of client information, including personally identifiable policyholder information, could occur. Such internal control inadequacies or non-compliance could materially damage our reputation or lead to civil or criminal penalties, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. Further, our third-party service providers, including third parties to whom we outsource certain of our functions, are also subject to the risks outlined above, any one of which could result in damage to our reputation, our incurring substantial costs or other negative consequences to us. If we or any of our third-party service providers fail to protect the confidentiality of client information, it could have a material adverse effect on our business, financial condition and results of operations.

In addition, we analyze customer data to better manage our business. There has been increased scrutiny, including from regulators, regarding the use of “big data,” such as using it to set product pricing. Our ability to use data to gain insights into and manage our business may be limited in the future by regulatory scrutiny. We cannot predict what, if any, actions may be taken with regard to “big data,” but any inquiries into such use by regulators or other governmental authorities could cause reputational harm and any limitations could have a material impact on our business, financial condition and results of operations.

Controls and business continuity plans surrounding our IT could fail or security could be compromised, which could damage our business and adversely affect our financial condition and results of operations.

Our business is highly dependent upon the effective operation of our IT. We rely on IT throughout our business for a variety of functions, including processing claims and applications, providing information to contract holders and distributors, performing actuarial analyses and maintaining financial records. We have also begun to offer term life insurance products, and may in the future offer other of our products, through digital distribution platforms. Despite the implementation of security and back-up measures, our IT may be vulnerable to physical or electronic intrusions, computer viruses or other attacks, programming errors and similar disruptive problems. The failure of controls and/or business continuity plans surrounding our IT for any reason could cause significant interruptions to our operations, which could result in a material adverse effect on our business, financial condition or results of operations. We plan to continue to make significant investments in IT to support the growth of our business.

We retain confidential information within our IT, and we rely on sophisticated commercial technologies to maintain the security of those systems. Anyone who is able to circumvent our security measures and penetrate our IT could access, view, misappropriate, alter, or delete any information in the systems, including personally identifiable contract holder information and proprietary business information. Federal regulatory requirements and all fifty states require entities to provide notification to affected state residents and, in certain instances, state and federal regulators in the event of certain security breaches affecting personal information or information systems that contain personal information or confidential information. See “Regulation—Privacy and Cybersecurity Regulation” in this Offering Memorandum. Any compromise of the security of our computer systems or those of our third-party business partners and service providers, that results in unauthorized access to our data could expose us to a disruption and challenges relating to our daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have an adverse effect on our business, financial condition and results of operations and other expenses.

We may not be successful in implementing our business strategy of developing new products and services.

As part of our business strategy, we plan to develop innovative products and services in order to provide our distribution partners with a comprehensive suite of life and annuity products and services. Due to the inherent uncertainties, such new and expanded strategic initiatives expose us to a number of risks and challenges, including the following:

new and expanded business activities may require unanticipated capital expenditures and involve additional compliance requirements;

new and expanded business activities may result in less growth or profit from what we currently anticipate, and there can be no assurance that such business activities will become profitable at the level we desire or at all;

we may fail to identify and enter into new business opportunities in a timely fashion, putting us at a disadvantage vis-à-vis competitors; and

we may need to hire or retrain personnel who are able to supervise and conduct the relevant business activities.

We may also seek, evaluate or engage in potential acquisitions, mergers, joint ventures, strategic alliances or other similar opportunities. The prospects of these initiatives are uncertain, and there can be no assurance that we will be able to successfully implement or grow new ventures, and these ventures may prove more difficult or costly than what we originally anticipated. In addition, we regularly review the profitability and growth potential of our existing and new business. As a result of such review, we may decide to exit from or to reduce the resources that we allocate to new ventures in the future. There is a risk that these ventures may not achieve profitability or operational efficiencies to the extent originally anticipated, and we may fail to recover investments or expenditures that we have already made. Any of the foregoing may have a material adverse effect on our business, results of operations, financial condition and cash flows.

The financial services industry faces great uncertainty from a regulatory perspective.

On April 6, 2016, the DOL issued an amendment to the DOL regulations defining the term “fiduciary” that significantly expanded the circumstances under which certain insurance companies may become fiduciaries of employee benefit plans and individual retirement accounts (“IRAs”). The rule became applicable on June 9, 2017 with a phased implementation period ending on July 1, 2019. However, on March 15, 2018, the Fifth Circuit Court of Appeals vacated the amendment to the DOL regulations. In June 2020, the DOL proposed a “best interest” prohibited transaction exemption (“PTE”) for investment advice fiduciaries under ERISA. The proposal restored the five-part test for determining fiduciary status that was in effect prior to the 2016 DOL fiduciary rule. If fiduciary status is triggered, the PTE provides an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code for conflict of interest transactions if the impartial conduct standards and disclosure obligations set forth in the PTE are satisfied. The DOL released the final version of the PTE as PTE 2020-02 in December 2020, and the PTE became effective on February 16, 2021. The final version of the PTE confirmed that advice to roll over assets from a qualified plan or an IRA may constitute investment advice under the five-part test for determining fiduciary status.

In addition, the financial services industry has seen additional instances of regulations being implemented at both the state and federal levels, which will and may continue to impact the way retirement advice is provided and products are manufactured, distributed and sold. For example, the NAIC adopted changes to the SAT Model Regulation. See “Regulation—Annuity Suitability.” The SEC created an entirely new set of rules revising, and in some cases, interpreting standard of care rules for securities transactions. See “Regulation—SEC’s Regulation Best Interest.” Individual states have adopted individual state fiduciary rules, including proposals in Nevada, New Jersey, Massachusetts, and others.

Regulatory uniformity may not be possible as a result of individual state actions, even as the SEC and NAIC have attempted to provide a roadmap for a new broadly uniform standard. This regulatory uncertainty will continue as additional state proposals are introduced and deliberated.

Catastrophic event risks such as terrorist attacks, floods, severe storms or hurricanes, computer cyber-terrorism, or a pandemic disease like the novel coronavirus known as COVID-19, could have a material and adverse effect on our business in several respects by:

•	causing long-term interruptions in our service and the services provided by our significant vendors;

•	creating economic uncertainty, and reducing or halting economic activity;

•	disrupting the financial markets and adversely affecting the value, volatility, and liquidity of securities and other instruments;

•	increasing mortality or mortality risks that could adversely affect our claims experience, the actuarial assumptions that underlie our insurance products, and the costs of reinsurance.

The extent to which these types of catastrophic events, including the recent COVID-19 pandemic, may impact our business, results of operations, financial condition, liquidity, or prospects will depend on future developments that are highly uncertain and cannot be predicted.

Directors, Executive Officers and Corporate Governance

Set out below are the names and ages, as of April 15, 2022, of the directors and executive officers of Midland National and a description of the business experience of each of the respective individuals.

Name	Age	Position
Esfandyar E. Dinshaw	62	President, Chairman of the Board & Chief Executive Officer
William L. Lowe	58	President – Sammons Institutional Group and Director
Ronovan G. Ottenbacher	66	President – Sammons Corporate Markets
Jerry Blair	56	President – Sammons Life Insurance Group
Teri L. Ross	56	President – Shared Services
Robert R. TeKolste	54	President – SIAG and Director
David C. Attaway	49	Senior Vice President, Chief Financial Officer & Treasurer
Darron K. Ash	57	Director
Willard Bunn, III	78	Director
James Roderick Clark	71	Director
Thomas Corcoran	73	Director
George A. Fisk	73	Director
William D. Heinz	74	Director
Heather Kreager	63	Director
Michael M. Masterson	74	Director

Executive Officers and Directors

Esfandyar Dinshaw currently serves as Chief Executive Officer and Chairman of the Board of the Company. Mr. Dinshaw also is President of Sammons Enterprises, Inc., and Chief Executive Officer, Chairman, and President of Sammons Financial Group, Inc. He also serves as Chairman of the Board for North American Company for Life and Health Insurance, Sammons Financial Group, Inc., Canal Reinsurance, Midland National Life Reinsurance and Solberg Reinsurance. Mr. Dinshaw has more than 37 years of experience in the insurance industry with four different companies. Mr. Dinshaw has Bachelor of Science degrees from both the University of Karachi and Drake University. He currently serves on the Board of the American Council of Life Insurers and is a past Chairman of the Board for LL Global (parent organization of LIMRA & LOMA), both insurance industry-related organizations.

William Lowe is President – Sammons Institutional Group at the Company, a group that specializes in developing and distributing individual retirement products through broker/dealers. He has served in that role since May 2011 when he joined the Company with more than 29 years of financial services experience. He has served in a variety of leadership and executive roles in product distribution and business line management and has a history of success in the distribution of 401(k) plans, variable annuities, fixed annuities, life insurance, mutual fund products and managed accounts. He is a General Securities Principal, Investment Advisory Representative, Chartered Life Underwriter, Chartered Financial Consultant, and Fellow of the Life Management Institute. Bill has completed the General Management Program at the European Centre for Executive Development at INSEAD in Fontainebleau, France. He is currently on the boards of the Insured Retirement Institute in Washington, D.C., Freedom for Youth and the Principal Charity Classic in Des Moines, Iowa.

Ronovan Ottenbacher is President – Sammons Corporate Markets at the Company. Mr. Ottenbacher has more than 30 years in the financial services industry. He is a Chartered Life Underwriter, Fellow, Life Management Institute, and a Chartered Financial Consultant. He joined the Company in 2003, after serving as vice president at Clarica Life Insurance Company. Prior to his position at Clarica, Mr. Ottenbacher spent more than ten years with John Deere Insurance and AgCountry Financial Services in marketing and sales. He holds a Bachelor of Science degree in business from Northern State University, a Juris Doctor degree from Drake University and graduate degrees in law and a Master of Business Administration from Sangamore State University.

Jerry Blair, ChFC, LLIF, is President – Sammons Life Group providing strategic direction for the individual life business of Sammons Financial Group. Mr. Blair is ultimately responsible for individual life insurance results for Midland National Life Insurance Company and North American Company for Life and Health in the personal producing general agent, IMO, MGA, NMO and registered representative channels. His nearly 35 years of experience in the insurance industry have provided a diverse background including personal sales, agent and registered representative recruiting, marketing and distribution management. Mr. Blair previously served as Chief Distribution and Sales Officer for Sammons Financial Group’s Life division. Prior to that, he served as the Chief Distribution Officer for Midland National Life. Mr. Blair joined Sammons Financial Group in 2005 as the Vice President of Life Sales for Midland National.

Teri Ross is President – Shared Services at the Company. As president of this division, Ms. Ross is responsible for the operations of the agency, new business, underwriting, policy administration, and claims departments. She also oversees the information technology functions for the Company. Shared Services is the largest division at the Company, with over 950 employees who provide service to more than 1.6 million in-force life and annuity policies. She has over 30 years of experience in the financial services industry. Ms. Ross is a member of the LOMA Operations Leaders Roundtable Committee, and she has received numerous designations including Fellow, Life Management Institute (FLMI); LIMRA Leadership Institute Fellow (LLIF); Associate, Annuity Products and Administration (AAPA); and Associate, Customer Service (ACS). She previously served on the board for Big Brothers Big Sisters of Central Iowa. Ms. Ross is a graduate of the University of Northern Iowa where she received a B.A. in management.

Robert TeKolste, CLU, LLIF, is President, Sammons Independent Annuity Group at the Company. With more than 25 years of experience in the insurance industry, he has a diverse background including sales, marketing, and operations management, and has served in sales and marketing management roles for industry-leading insurance companies. He previously served as president of the Company’s Shared Services division, and was responsible for the agency, new business, underwriting, policy administration, claims, and information technology business functions. Mr. TeKolste has a Bachelor of Science degree from Drake University in Des Moines, Iowa.

David Attaway is Vice President, Chief Financial Officer & Treasurer of the Company. Prior to joining Midland National Life Insurance Company in 2018, Mr. Attaway was the Chief Financial Officer at a large life insurance and annuity carrier from October 2013 to May 2018. Mr. Attaway has a Bachelor of Science degree in accounting from Clemson University in Clemson, South Carolina. He is a licensed Certified Public Accountant and is a member of both the American Institute of CPA’s and the Iowa Association of CPA’s.

Darron Ash currently serves on the board of directors for Midland National Life Insurance Company, North American Company for Life and Health Insurance and Sammons Financial Group, Inc. Mr. Ash is the Senior Vice President and Executive Committee member for Sammons Enterprises, Inc., and has been with Sammons since 2006. Mr. Ash joined Sammons with 17 years of experience in the public accounting, private equity, consumer products manufacturing, and professional services industries. Mr. Ash has a B.B.A degree in science from Texas A&M University and a Master of Business Administration in finance from the University of Texas.

Willard Bunn, III is an Independent Director of Midland National Life Insurance Company, North American Company for Life and Health Insurance, and Sammons Financial Group, Inc. Mr. Bunn currently is the Managing Director of Colonnade Advisors. He has served as chairman, chief executive, and/or director of several commercial banks in the course of his 50-year career. Mr. Bunn’s long career in the banking industry began at Chemical Bank in New York before he returned to Springfield, Illinois in 1978 to serve as Executive Vice President, and eventually Chairman and Chief Executive Officer of Marine Corporation, a multibank holding company with $1.2 billion of assets. Following Marine’s merger with Banc One, he was appointed Chairman and Chief Executive Officer of Banc One Illinois Corporation, a position which he held until 1994. Mr. Bunn went on to serve in various management positions with two investment banking firms. He served as a Director of Baytree Bank of Lake Forest, Illinois from its founding in 2000 and as Chairman of the Bank from April 2010 to August 2012. He served on the Board of Directors of CIB Marine Bancshares, Inc. until April 2020, a bank holding company based in Waukesha, Wisconsin. In addition, he served as Chairman of the Board for the Poetry Foundation until June 2020, a literary organization and publisher of Poetry magazine. Mr. Bunn is currently a Trustee Emeritus at Lawrenceville School. He serves as an advisory director of Chicago-based Campus2Career Transition Services, and a member of the valuation committee of The Banc Funds Company. Mr. Bunn holds a BA from Princeton University and an MBA from the University of Virginia. In addition, he holds the Series 79 securities license.

James Roderick Clark is an Independent Director serving on the board of directors for Sammons Enterprises, Inc., Midland National Life Insurance Company, North American Company for Life and Health Insurance, and Sammons Financial Group, Inc. Mr. Clark retired in 2009, after 35 years in the oilfield services business. Prior to retirement, he was President and Chief Operating Officer of Baker Hughes Incorporated, and was responsible for 30,000 employees operating in more than 90 countries. Before Baker Hughes, Mr. Clark was President of Sperry-Sun, a Halliburton company, from 1996 to 1999. He served on the Board of Directors of Ensco plc from 2008 to 2019 when Ensco merged with Rowan Companies plc, forming Valaris plc. Mr. Clark retired from the Board of Directors of Valaris in December 2019. He has served on the Board of Trustees of the Dallas Theological Seminary since 2006. Mr. Clark has a Bachelor of Arts degree from the University of Texas and a Master of Business Administration from the University of Texas.

Thomas Corcoran is an Independent Director serving on the board of directors of Midland National Life Insurance Company, North American Company for Life and Health Insurance, and Sammons Financial Group, Inc., and also as Chairman of Sammons Enterprises, Inc. He was a founder of FelCor Lodging Trust in 1991, a publicly-traded real estate investment trust focused exclusively on hotels. He served as Chief Executive Officer of FelCor from its founding until beginning his tenure as non-executive Chairman of its Board in 2006. Mr. Corcoran served as Chairman of FelCor until its merger with RLJ Lodging Trust in 2017. In addition to his role with Sammons, he is the Chairman and CEO of TCOR Hotel Partners, LLC. TCOR owns four hotels in Dallas, Texas, Tampa and Jacksonville, Florida and Baltimore, Maryland and seeks to acquire additional premium select service hotels. Mr. Corcoran’s other board appointments include the American Hotel & Lodging Association (AH&LA) and Dallas County Community College District Foundation. He is Past Chairman of AH&LA and Past Chairman of the IHG Owners Association. Mr. Corcoran has a Bachelor of Arts degree from Washburn University and a Juris Doctor degree from Washburn University Law School.

George A. Fisk is an Independent Director serving on the board of directors for Sammons Enterprises, Inc., Midland National Life Insurance Company, North American Company for Life and Health Insurance, and Sammons Financial Group, Inc. Mr. Fisk joined the Board of Directors of Prosperity Bankshares on November 1, 2019 in connection with the Legacy Texas Financial Group. Inc. merger. Mr. Fisk served on the Board as Vice Chairman of both Legacy Texas and Legacy Texas Bank since January 2015, following completion of the merger of Viewpoint Financial Group, Inc. with Legacy Texas Group, Inc., where Mr. Fisk served as Chief Executive Officer and Vice Chairman since 2004. Between 2001 and 2004, Mr. Fisk served as shareholder of Fisk & Robinson, P.C., which merged with McGladrey LLP in 2001. He has worked in the financial services sector for more than 40 years. He currently serves as a board member of the Independent Bankers Financial Corporation. Mr. Fisk is a member of the Chief Executives Round Table, a former director of the Federal Reserve Bank of Dallas and the Freeman Company, and a former advisory board member of the College of Business of the University of North Texas and the Texas Tech University Graduate School of Banking. Mr. Fisk holds a B.A in government from Texas Tech University and an M.B.A. in banking and finance from the University of North Texas. Mr. Fisk is a Certified Public Accountant.

William Heinz is a director of Midland National Life Insurance Company and North American Company for Life and Health Insurance. He currently is a partner at the law firm Jenner & Block LLP in Chicago. He previously served on the Board of Directors of Partners Financial Group, a bank holding company, for approximately 10 years, from the time of its founding through its subsequent acquisition. He currently serves as counsel to the board of trustees of a Big Ten university, and has served as counsel on Sarbanes Oxley issues to the Audit Committees of publicly traded companies. Mr. Heinz is a Fellow of the American College of Trial Lawyers. He has served as the past State Chair for Upstate Illinois for the American College of Trial Lawyers, and has served in a variety of leadership roles at the Illinois State Bar Association, the Chicago Bar Association and the Association of Professional Responsibility Mr. Heinz has a Bachelor of Science degree from Millikin University and a Juris Doctor degree from the University of Illinois.

Heather Kreager is a director of Midland National Life Insurance Company, North American Company for Life and Health Insurance, Sammons Financial Group, Inc., Canal Reinsurance, Midland National Life Reinsurance, Solberg Reinsurance, Sammons Institutional Group, Inc., and Sammons Securities, Inc. Ms. Kreager is the Chief Executive Officer of Sammons Enterprises, Inc. and a member of its Board of Directors, chairing the company’s Executive Committee. She also serves as Chairman of Compatriot Capital, a Sammons Enterprises’ real estate subsidiary. She joined the Sammons organization in 1985, and served as General Counsel for Sammons Enterprises, Inc. and Sammons Communications Inc. as well as President of Sammons Enterprises, Inc. prior to her appointment as Chief Executive Officer (CEO) of Sammons Enterprises in 2014. She has served on the Executive Committee and Board since 2008. In addition to her role as CEO of Sammons Enterprises, Inc., Heather is CEO for Sammons Equity Alliance, Inc., the holding company for Sammons’ real estate and investment businesses. Ms. Kreager received her Bachelor of Arts degree from Vanderbilt University. She received her Juris Doctorate degree from Southern Methodist University School of Law and received her MBA from the University of Dallas.

Michael Masterson is a director of Midland National Life Insurance Company and North American Company for Life and Health Insurance. Mr. Masterson was the Company’s past Chairman and CEO prior to his retirement in 2011. Mr. Masterson earned a Bachelor of Arts degree from the University of Minnesota and is a graduate of the University of Minnesota Executive Program, the Harvard Executive Program in Competitive Strategies, and the LIMRA Leadership Institute. He has also earned his CLU, ChFC, and LLIF designations and has been a member of various industry boards, including the LIMRA International Board, the National Endowment for Financial Education and the American Council of Life Insurers (ACLI) Board.

Executive Compensation

This section is a review, summary and overview of our executive compensation program.

Compensation Philosophy and Strategy

The focus when designing Midland National’s Executive Compensation program is on recruitment, retention and to reward talented individuals and we do so by providing fair and competitive total compensation. This is accomplished through structured compensation to avoid excessive risk taking and/or behaviors, but which encourages entrepreneurship and promotes exceptional performance. Our compensation programs are also designed to promote ethical long-term thinking consistent with our objective of creating ever increasing enterprise economic value through solid financial performance. We provide incentives to enhance shareholder value, drive value creation, increase profits and promote the best returns on capital invested. We recognize individuals who make significant contributions to Midland National’s performance.

Total compensation is based on a holistic approach and may include any or all of the following: annual base salary, annual bonus or incentive compensation, long-term bonus or other long-term compensation, deferred compensation, retirement plans such as ESOP, supplemental executive retirement plans and welfare benefits such as life, health and disability insurance.

Compensation will be market driven as determined by periodic independent surveys. We will regularly survey the marketplace to determine how our total compensation compares with similar positions, as well as comparison with peer companies where possible. The mix of compensation elements may vary due to specific market conditions for specialized jobs.

As an ESOP owned enterprise, it may not be possible to be competitive with the stock equity programs of peer publicly held companies or total compensation plans of private equity firms. Executive compensation must be consistent with the principles of employer ownership and long term value creation. While Executives have higher levels of responsibility and accountability, Midland National’s results reflect the efforts of all employees.

Performance-based compensation will be discretionary and not strictly formulaic. Discretion includes consideration of circumstances (positive or negative) beyond the control of the Executive that affect performance. In making decisions on compensation for Executives, both the Executive Committee and Independent Committee (Compensation Committee) will be guided by the fundamental principles of fairness. Both Committees have the discretion to make compensation decisions that reflect the individual contributions of an Executive to perpetuate Midland National’s existence by creating ever increasing enterprise economic value for the benefit of current and future generations of its employees in order to achieve equity, both internally and in the relevant marketplace.

Since the Executive Committee’s principal focus and duties concern perpetuating Midland National’s existence by creating ever increasing enterprise economic value for the benefit of current and future generations of its employees, it is desirable that the design of compensation programs for members support this focus.

Variable compensation elements for members should emphasize a focus on both the overall performance of Midland National, plus the performance of the Controlled Investments over which any member has lead management oversight responsibility. The overall performance of Midland National will generally be determined by the change in value year to year.

The Executive Committee will have oversight responsibility for the compensation of Midland National Senior Executives. As a general rule, this “covered group” will include the senior most leaders of any business unit, and their direct reports. There may be exceptions warranted where more are included in the covered group, however it will be rare to have fewer covered by this oversight. All recommendations for compensation changes, promotions, bonuses and awards will be reviewed on a “one over one” basis. For example, compensation changes requested for a subordinate will require the approval of at least one level above the requestor. The direct superior will have responsibility for making the compensation recommendation for a subordinate. Executive Committee approval will be required for any changes impacting the people and positions they oversee. With the exception of Executive Committee compensation, all recommendations will be reviewed and approved by the next higher level of management.

Annual rewards/incentives for team results should keenly focus leaders on a balance of both short and long term financial results. Individual Leadership Development Plans (LDP’s) and Discretionary Bonus Objectives (DBO’s) will also be reflected in the annual rewards/incentives.

Through this strategy, not only will we be able to attract and retain the top talent needed to achieve our growth and financial performance objectives, we will also incentivize our top talent to achieve the best possible results.

Compensation Principles:

Determination of annual and long-term incentive awards is discretionary and will not use indexes or mechanical formulas. When a percentage of base pay is used to calculate a variable compensation award, the base compensation on the last day of the performance period should be used to determine the amount of variable award.

Role of the Executive Committee and Board of Directors

The Board of Directors consists of the Executive Committee members and the Independent Directors. The Executive Committee will have oversight responsibility for the compensation of Midland National Senior Executives. As a general rule, this “covered group” will include the senior most leaders of any business unit, and their direct reports.

Role of the Compensation Committee of the Board of Directors of Midland National

The Independent Directors serve as the Compensation Committee. The Compensation Committee is responsible for reviewing and approving the Compensation Philosophy and Programs as recommended by the Executive Committee. The Compensation Committee is also responsible for creating the compensation incentive programs and plans for the Executive Committee. The Compensation Committee reviews and approves the compensation recommendations for the Executive Committee direct reports. The Compensation Committee is responsible for determining and approving the compensation awards (base, bonus, L-TIP) for the Executive Committee and Key Officers.

Role of Human Resources

The Human Resources Department is responsible for the administrative and support tasks related to compensation review and administration, as assigned by the Executive Committee and Compensation Committee. The Human Resources’ role includes preparing the compensation materials for the review of the Executive Committee and Compensation Committee, evaluating outside data and comparing to our organization, researching and understanding compensation plans in the market and assisting with the design of Company compensation programs and plans, and assisting the Compensation Consultant with relevant information and data.

Role of Compensation Consultant

When needed, the Company has retained Compensation consultants to assist and provide services including serving as an advisor to senior management on various issues relating to executive compensation practices. They also provide relevant market data and analysis and assist us in evaluating the competitiveness of the total compensation program.

Elements of the Total Rewards for our Executive Officers Compensation

•	Base Salary

•	Annual Executive Incentive Plan

•	Employee Stock Ownership Plan (ESOP) (for some)

•	Supplemental ESOP Plan (for some)

•	Long-Term Incentive Plan (for some)

•	Deferred Compensation Plan (for some)

•	Executive Perquisites (Club memberships, cars, etc.)

Base Salary

Our base compensation is designed to be competitive with our industry peers for each position. We do not seek to be the highest or the lowest, but strive to maintain a balanced mid-range approach, recognizing the value of all other forms of compensation. Base compensation may vary between individuals in like positions based on comparative job performance and experience. Additionally, we will attempt to promote exceptional performance through forms of variable pay which are intended to recognize and reward both individual and collective performance.

Compensation for Senior Executives is market driven as determined by periodic independent surveys (typically conducted every two to three years) for comparable responsibilities. Time in position, performance and experience will be used to determine positioning in the range.

Base salary is considered to be the least effective compensation tool for driving desired business results.

Annual Executive Incentive Plan (Bonus)

Focus is on variable “at risk” compensation. There are two components, operational performance and accomplishment of Discretionary Bonus Objectives (DBO’s).

We place a significant emphasis on operational performance such as annual financial results, with the balance of focus on personal accomplishments and DBO’s. Awards are not linear and not formulaic. Fairness and equity should be the benchmark rather than mechanical formulas. Awards should be based on what the individual has accomplished. A participant should not be rewarded for results that were due primarily to positive external factors, nor should a participant be significantly penalized for economic conditions that were uncontrollable and unavoidable.

Awards are based on a look back over the previous year’s results.

•	Were the business initiatives identified in the prior year implemented in a timely and competent manner?

•	Were there any unforeseen obstacles encountered and how well were these managed?

•	Were overall business results achieved in a collaborative and sustainable manner?

•	What was the degree of stretch in the business plan targets?

Changes to the design and format of this plan are made periodically as market conditions warrant and may occur during a plan year.

ESOP

Currently, the value of the ESOP as a retirement plan far exceeds that of most other retirement plans in existence. It is a long term plan that focuses employees on their contribution to value creation. For the Senior Executives participating in this plan, the portion of the ESOP that exceeds typical retirement plans is considered to be a form of long term compensation. This important component of compensation must be taken into consideration when determining the total rewards associated with a position.

ESOP Supplemental Executive Retirement Plan (SERP)

ESOP SERP A

IRS regulations limit qualified retirement plan contributions for highly compensated employees. This plan provides a “make whole” for qualified retirement benefits lost due to treasury limitations. There is an ESOP SERP A Plan and an ESOP SERP B Plan. Previous participation in the ESOP SERP A plan has been limited to the top leaders in each Business Unit. The ESOP award for each participant will be determined and any “lost benefit” not received from the ESOP due to maximum allocation limitations is calculated for each participant and placed in a phantom share account. The account can only be accessed after separation from service. If an individual is a participant in the ESOP SERP A they should also be a candidate for entry into the Deferred Compensation plan.

Contributions grow in value on the same basis as the qualified plan contributions. Timing and form of payment must be elected in advance. Changes to the design and format of this plan are made periodically as market conditions warrant.

ESOP SERP B

For the ESOP SERP B there is a review each year of potential new participants. The ESOP SERP B plan is not a phantom share account as is the ESOP SERP A plan but is instead a cash account. The cash account will be credited with an annual interest at the Executive Committee’s discretion. There is also a specific vesting requirement for the ESOP SERP B plan. The account can only be accessed after separation from service and upon attainment of 55 years of age and 10 years of service.

Long-Term Incentive Plan (LTIP)

Focus is on achievement of critical long-term financial goals, with particular emphasis on the creation of shareholder value. When reviewing business unit value we will look at value growth realized at the annual valuation, as well as dividends from the Business Units and cash invested in the Business Units. Not formulaic, to the extent possible performance and awards should be determined based on individual business unit results.

Participation typically includes the top operational leader in the business unit (President or CEO of a business unit) as well as designated participants considered to be high potentials in the business unit.

Currently, LTIP bonus targets are a percentage of a participant’s base salary. The LTIP bonus target percentage varies by participant. Performance is measured over a three-year period and awards vest over the three-year period following the end of the performance period. 50% of the award vests in the year following the performance period and 25% vesting occurs in each of the following two years.

Changes to the design and format of this plan are made periodically in order to respond to changes in the operating environment.

Deferred Compensation Plan

This plan provides a limited number of executives an opportunity to defer any form of cash compensation (base salary, annual Incentive or L-TIP).

This core purpose of Deferred Compensation is to increase focus on value creation. Therefore, it is desirable to link the interest credit or growth factor of these deferrals to the value created at SFG. This can be accomplished in a variety of ways such as stock price growth, Return on Investment (ROI), etc. Limitations on upside potential and downside risk are provided in the current plan.

Taxes are deferred until actual receipt of funds. Timing and form of payments must be elected in advance. Currently, both a lump sum and annual installment option are available. Changes to the design and format of this plan are made periodically as market conditions warrant.

Executive Perquisites

Automobile allowances and club memberships are provided where competitive market conditions warrant.

Other Compensation and Benefits

In addition to the compensation and benefits noted, we also offer our employees, including our Named Executive Officers (defined below), a benefits package that includes group health, dental and vision coverage, group life insurance, short and long-term disability coverage and various deferred compensation and retirement benefits.

The programs are reviewed annually to ensure that the benefits offered are beneficial to our employees, cost-effective and are competitive within our industry.

Tax-Qualified Retirement Plans

The following tax-qualified retirement plans are offered to eligible employees, including our Named Executive Officers.

Sammons Enterprises, Inc. 401(k) Plan

Sammons Enterprises, Inc. sponsors the 401(k) Plan, a tax-qualified plan for its eligible employees, including the Named Executive Officers. Eligible employees may contribute to the 401(k) Plan on a before tax or after tax Roth 401(k) basis (or any combination of the foregoing), up to a percentage of annual eligible compensation as defined in the plan. Before-tax and Roth 401(k) contributions are subject to contribution limits ($19,500 in 2021) and compensation limits ($290,000 in 2021) imposed by the Internal Revenue Code of 1986, as amended (the “Code”). There is no company match.

Sammons Enterprises, Inc. Employee Stock Ownership Plan (“ESOP”). The ESOP is a plan designed to allow employees of a Sammons Enterprises, Inc. (“Sammons”) company that has adopted the ESOP, to accumulate a retirement benefit based on the value of Sammons Stock while an individual is actively employed by a Sammons company. The ESOP enables employees to acquire a retirement benefit based on the value of Sammons Stock without cost to the employee. Employees can use this benefit to increase their income in their retirement years.

Summary Compensation Table

The following table is a summary of information regarding the total compensation paid to our Named Executive Officers for the periods indicated.

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock awards ($) (e)	Option awards ($) (f)	Non-equity incentive plan compensation ($) (g)	Change in pension value and nonqualified deferred compensation earnings ($) (h)	All other compensation ($) (i)	Total ($) (j)
Esfandyar E. Dinshaw	2021	946,691	1,907,919				1,581,046	77,942	4,513,598
Chairman & CEO	2020	919,117	2,860,490				2,320,650	86,578	6,186,835
	2019	873,160	856,440				2,304,820	89,051	4,123,471

Robert R. TeKolste	2021	598,559	907,370				686,120	117,032	2,309,081
President-Sammons Institutional Annuity Group	2020	576,439	1,174,607				697,326	60,387	2,508,759
	2019	559,650	1,071,368				627,255	66,609	2,324,882

William L. Lowe	2021	593,201	1,173,220				916,116	87,475	2,770,012
President-Sammons Institutional Group	2020	571,279	1,357,130				219,492	60,296	2,208,197
	2019	552,923	1,190,358				0	70,184	1,813,465

Steven C. Palmitier	2021	685,404	871,160				809,344	129,981	2,495,889
President & Chief Operating Officer	2020	665,441	967,761				1,131,991	57,476	2,822,669
	2019	646,488	950,513				1,093,939	64,464	2,755,404

David C. Attaway	2021	336,632	176,773				0	52,465	565,870
Vice President, Chief Financial Officer & Treasurer	2020	311,250	117,786				0	59,331	488,367
	2019	293,334	133,757				0	16,694	443,785

Security Ownership of Certain Beneficial Owners and Management

SEI indirectly owns 100% of the voting securities of Midland National. SEI’s principal executive offices are located at 5949 Sherry Lane Dallas, Texas 75225. SEI is 100% owned by its Employee Stock Ownership Trust (ESOT).

Transactions with Related Persons Promoters and Certain Control Persons (amounts in $1,000’s)

The Company pays fees to SEI under management contracts that cover certain investment, accounting, employee benefit and management services. The Company was charged $36,321, $31,765 and $34,493 in 2021, 2020 and 2019, respectively, related to these contracts.

In 2013, the Company issued guaranteed investment contracts (“GICs”) to SEI for $102,000. In 2016, the Company issued additional GICs of $100,000. During 2020, the contracts were surrendered. In 2021, the Company reissued GIC’s to SEI for $200,000. These contracts totaling $200,000 and $0 in 2022 and 2020, respectively, are included in liabilities for deposit type funds in the statements of admitted assets, liabilities and capital and surplus. Interest incurred on these contracts was $1,386, $3,114 and $4,932 in 2021, 2020 and 2019, respectively.

The Company pays investment management fees to an affiliate, Guggenheim Partners Investment Management Inc. (“GPIM”). SEI holds an indirect interest in Guggenheim. During 2021, 2020 and 2019, the Company incurred fees of $53,321, $47,585 and $44,239, respectively, for these investment management services. The fees are calculated based on the average fair value of invested assets under management multiplied by a contractual rate.

Guggenheim Commercial Real Estate Finance, LLC, (an indirect subsidiary of Guggenheim) provides commercial mortgage loan origination and servicing services for the Company. The Company incurred expense of $7,651, $7,776 and $8,109 in 2021, 2020 and 2019, respectively, for these commercial mortgage services. The fee is calculated monthly based on the outstanding principal balance of the commercial mortgage loans and real estate owned multiplied by a contractual rate.

SEI has a noncontrolling interest in KDC Holdings, LLC (“KDC”), a real estate development and investment company focusing on office build-to-suite facilities. KDC Des Moines Development One, LLC, (“KDCDM”) a subsidiary of KDC, provided services to the Company associated with the construction of a new home office building in West Des Moines, Iowa. During 2021 and 2020, the Company paid KDCDM $0 and $2,909, respectively, for these services, and capitalized those costs as building and improvements reported as a component of real estate in the statements of admitted assets, liabilities and capital and surplus.

In December 2020, the Company originated a commercial mortgage loan for Pathfinder Ranches, LLC, which is an indirect subsidiary of SEI. The reported value was $25,000 at December 31, 2021 and December 31, 2020, and is reported in mortgage loans in the statements of admitted assets, liabilities and capital and surplus. The loan was issued at 4.35% and matures in 2027. Interest earned on this loan was $1,088 in 2021.

At December 31, 2021, the Company holds an investment security issued by GPIM. The security is reported in invested assets in the statements of admitted assets, liabilities, and capital and surplus at December 31, 2021 (3.50% interest, $51,816 par, $51,778 reported value, due 2023). At December 31, 2020, the security was reported in invested assets in the statements of admitted assets, liabilities, and capital and surplus (3.50% interest, $52,413 par, $52,355 reported value, due 2023).

The Company holds $348,173 and $566,036 of investments in debt securities issued by affiliates which are reported in bonds in the statement of admitted assets, liabilities, and capital and surplus at December 31, 2021 and December 31, 2020, respectively. The Company also holds $1,078,429 and $605,653 of limited partnership interests in affiliates which are reported in other invested assets in the statement of admitted assets, liabilities, and capital and surplus at December 31, 2021 and 2020, respectively.

The Company provided certain investment, accounting, policy administration and management services to North American. The Company received reimbursements of $147,536, $128,942 and $132,296 in 2021, 2020 and 2019, respectively, for the costs incurred to render such services.

The Company provides certain insurance and noninsurance services to MNL Re. The Company received reimbursements of $100 in each of 2021, 2020 and 2019 for the costs incurred to render such services.

The Company provides certain insurance and noninsurance services to Solberg Re. The Company received reimbursements of $100 in each of 2021, 2020 and 2019 for the costs incurred to render such services.

The Company provides certain insurance and noninsurance services to Canal Re. The Company received reimbursements of $100, $125 and $0 in 2021, 2020 and 2019, respectively.

The Company provided certain investment, accounting, payroll administration and management series to SIG for which it was reimbursed $6,305, $6,333 and $5,527 in 2021, 2020 and 2019, respectively, for costs incurred to render such services.

The Company provides certain investment, accounting, payroll administration and management services to SFN for which it was reimbursed $24,945, $19,750 and $22,304 in 2021, 2020 and 2019, respectively, for costs incurred to render such services.

The Company provides certain accounting, payroll administration and management services to Beacon. The Company received reimbursements of $270 in 2021 and $0 in 2020 and 2019, for the costs incurred to render such services.

The Company provides certain insurance and noninsurance services to SFG Bermuda. The Company received reimbursements of $500 in 2021 and $0 in 2020 and 2019, for the costs incurred to render such services.

The Company issued surplus notes payable to SFG. The borrowings were $1,037,000 as of December 31, 2021 and 2020. The Company paid interest to SFG in the amount of $65,213 in 2021 and $54,350 in 2020 and 2019.

The Company is party to a coinsurance agreement with North American. In this indemnity agreement, the Company assumes 80% of all policies issued by North American on or after January 1, 2014 of specific annuity plans. The Company recognized $775, $12,929 and $43,733 at December 31, 2021, 2020 and 2019, respectively, of premium under this agreement in the statement of operations. The Company retrocedes 100% of this business to a third party reinsurer through a modified coinsurance agreement.

The Company has a coinsurance agreement with MNL Re, an affiliated limited purpose subsidiary life insurance company. The agreement has subsequently been amended to extend the term and increase the life insurance policies covered under the agreement. The Company ceded a defined block of permanent life insurance products to MNL Re. The Company recognized reserve credits of $1,318,921 and $1,067,683 under this agreement on December 31, 2021 and 2020, respectively, which are reflected as a component of liabilities for future policy benefits. The Company recognized $712,205 and $626,778 at December 31, 2021 and 2020, respectively, of funds held under coinsurance under this agreement in the statements of admitted assets, liabilities and capital and surplus. The reserve credit was supported by a contingent note guarantee (“LLC Note”) with a balance of $606,715 and $440,905 for 2021 and 2020, respectively. The LLC Note held by MNL Re, which functions in a manner similar to a standby letter of credit and which Midland National is a beneficiary, is an admitted asset under Iowa prescribed practice and the surplus generated by this prescribed practice has been retained in the carrying value of MNL Re.

The Company has a coinsurance agreement with Solberg Re, an affiliated limited purpose subsidiary life insurance company. The agreement has subsequently been amended to extend the term and increase the life insurance policies covered under the agreement. The Company ceded a defined block of term life insurance to Solberg Re. The Company received experience refunds related to this agreement of $10,241, $18,170 and $12,015 during the years ended December 31, 2021, 2020 and 2019, respectively. The Company recognized reserve credits of $536,961, and $540,543 under this agreement on December 31, 2021 and 2020, respectively, which are reflected as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus. The Company recognized $198,999 and $191,472 at December 31, 2021 and 2020, respectively, of funds held under coinsurance under this agreement which is reported as funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus. The reserve credit was supported by an LLC Note with a balance of $337,962 and $349,070 for 2021 and 2020, respectively. The LLC Note held by Solberg Re, which functions in a manner similar to a standby letter of credit and which Midland National is a beneficiary, is an admitted asset under Iowa prescribed practice and the surplus generated by this prescribed practice has been retained in the carrying value of Solberg Re.

On September 30, 2019, the Company entered into a coinsurance agreement with Canal Re, an affiliated limited purpose subsidiary life insurance company. The Company ceded a defined block of term life insurance products to Canal Re. The Company received experience refunds related to this agreement of $25,549 and $44,467 during the years ended December 31, 2021 and 2020, respectively. The Company recognized reserve credits of $347,654 and $294,576 under this agreement on December 31, 2021 and 2020, respectively, which are reflected as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus. The Company recognized $146,400 and $113,471 at December 31, 2021 and 2020 of funds held under coinsurance under this agreement which is reported as funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus. The reserve credit was supported by an LLC Note with a balance of $201,253 and $181,105 for 2021 and 2020, respectively. The LLC Note held by Canal Re, which functions in a manner similar to a standby letter of credit and which Midland National is a beneficiary, is an admitted asset under Iowa prescribed practice and the surplus generated by this prescribed practice has been retained in the carrying value of Canal Re.

On October 31, 2021, the Company entered into a funds withheld coinsurance agreement with SFG Bermuda, an affiliated company domiciled in Bermuda, under which the Company ceded 100% of certain fixed index annuity policies issued prior to October 1, 2021. The Company also cedes 80% of all fixed index annuity policies issued on or after October 1, 2021. The Company ceded premiums of $3,410,246 during 2021 which includes the initial ceding premium on the inforce business ceded. The Company recognized $3,365,728 at December 31, 2021 of funds withheld under coinsurance under this agreement as a component of funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus. A reserve credit of $3,356,579 associated with this agreement is reported as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus as of December 31, 2021. The treaty also involved the coinsurance of interest maintenance reserves generated by the assets in the funds withheld portfolio. An interest maintenance reserve credit associated with this treaty of $490,480 is reported as a component of interest maintenance reserves in the statements of admitted assets, liabilities and capital and surplus as of December 31, 2021.

EXPERTS

The financial statements of Midland National Life Insurance Company as of December 31, 2021 and December 31, 2020 and for each of the three years in the period ended December 31, 2021 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Midland National Life Insurance Company Separate Account C are in the SAI. The SAI is part of the registration statement filed on Form N-4.

FINANCIAL INFORMATION

As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet the contractual obligations to our contract holders. Our reserves may be held in our general account, or with respect to certain products in our separate accounts. We monitor our reserves so that we hold sufficient amounts to cover actual or expected contract and claims payments. It is important to note, however, that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product or contract.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account and separate accounts’ assets, as well as the loss in market value of those investments. We may also experience liquidity risk if our general account assets cannot be readily converted into cash to meet obligations to our contract holders or to provide collateral necessary to finance our business operations.

We strive to maintain a solid risk-adjusted capitalization for our current business strategy and related investment risks. Our capital position is supported by our operations and our fixed-income investment portfolio. In addition, we are subject to state insurance regulations based on the risk-based capital (“RBC”) requirements of the National Association of Insurance Commissioners (“NAIC”) and report our RBC based on a formula calculated by applying factors to various asset, premium and statutory reserve items, as well as taking into account our risk characteristics. We currently target a RBC ratio (company action level) of 400%.

Selected Financial Data

	Year Ended December 31,
	2021	2020	2019	2018	2017
(dollars in thousands)
Statement of Operations Data:
Premium considerations:
Life	$2,903,919	$862,658	$834,451	$1,154,707	$1,422,912
Annuity	1,173,790	5,587,095	2,421,597	2,526,365	2,620,471

Total premium considerations	4,077,709	6,449,753	3,256,048	3,681,072	4,043,383
Net investment income and other revenues	1,525,509	1,982,908	2,262,883	2,350,711	3,096,197

Total revenues	5,603,218	8,432,661	5,518,931	6,031,783	7,139,580

Total benefits and expenses	4,495,024	7,961,534	5,042,205	5,522,022	6,438,281

Net gain from operations before federal income taxes and before realized capital gains or (losses)	1,108,194	471,127	476,726	509,761	701,299
Net income	$956,597	$152,626	$371,200	$401,605	$545,794
	As of December 31,
	2021	2020	2019	2018	2017
(dollars in thousands)
Balance Sheet Data:
Cash and invested assets	$65,411,142	$59,094,762	$53,060,013	$51,705,164	$50,942,825
Total admitted assets	74,338,746	67,262,504	60,416,251	57,914,703	56,495,203
Aggregate reserves for life and annuity contracts	43,928,249	43,223,475	38,935,399	37,541,225	35,492,546
Other liabilities	25,162,055	19,833,970	17,628,421	16,802,270	17,588,595
Total liabilities	69,090,304	63,057,445	56,563,820	54,343,495	53,081,141
Total capital and surplus	5,248,442	4,205,059	3,852,431	3,571,208	3,414,062

Management’s Discussion and Analysis of Financial Conditions and Results of Operation

The following discussion provides an assessment of the statutory basis financial position and results of operations of Midland National. Statutory accounting practices (“SAP”) financial information is prepared and presented in accordance with accounting practices prescribed or permitted by the NAIC and the Iowa Insurance Division. Certain differences exist between SAP and GAAP. See Note 1 of Midland National’s statutory basis audited financial statements, which are included elsewhere in this document, for a detail discussion of these differences.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus contains forward-looking statements which can be identified by the use of terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “seeks,” “intends,” “plans,” “estimates,” “anticipates” or other comparable terms. Forward-looking statements are subject to risks and uncertainty. Future events and outcomes may differ materially from those made or suggested by the forward-looking statements contained in this prospectus. We do not assume any responsibility for actual future results that differ from expectations reflected in forward-looking statements. For more information about the risks and uncertainties that may cause actual results to differ materially from forward-looking statements, please see “Risk Factors” in Section 7—Midland National Life Insurance Company.

Overview

Midland National is a life insurance company domiciled in the state of Iowa. The Company offers a variety of financial and retirement products through multiple distribution channels. Its insurance products include life insurance, including bank and credit union-owned life insurance, and fixed and variable annuities.

Our primary sources of earnings are (i) the spread that we earn on our investments (i.e., net investment income less cost of money, which includes interest credited to contract holder accounts and costs of hedging) and (ii) mortality gains (i.e., premiums and other revenues offset by life death benefits and increases in reserves), offset by general and administrative expenses.

Analysis of Results of Operations—Years Ended December 31, 2021 and 2020

The following table presents the statutory results of operations for the periods indicated:

	Years Ended December 31,		% Change
	2021	2020
	(dollars in thousands)
Revenues:
Life premium	$2,903,919	$862,658	237%
Annuity considerations	1,173,790	5,587,095	-79%
Net investment income	3,450,756	2,320,212	49%
Other income	(1,925,247)	(337,304)	471%

Total Revenues	5,603,218	8,432,661	-34%

Benefits and Expenses:
Policyholder benefits	3,260,079	2,969,121	10%
Change in policyholder reserves	704,775	4,300,648	-84%
Operating costs and other items	786,727	694,142	13%
Transfers to interest maintenance reserve ceded	(513,281)	—	N/A
Net transfers to (from) separate accounts	256,724	(2,377)	-10900%

Total Benefits and Expenses	4,495,024	7,961,534	-44%

Operating results before Federal income taxes and realized capital gains (losses)	1,108,194	471,127	135%
Federal income taxes	122,814	125,687	-2%

Operating results before realized gains (losses)	985,380	345,440	185%
Realized gains (losses) net of federal income taxes	(28,783)	(192,814)	-85%

Net income	$956,597	$152,626	527%

Operating results before Federal income taxes and realized capital gains (losses) increased 135% for the twelve months ended December 31, 2021 compared to the twelve-month period ended December 31, 2020. This increase is primarily attributable to increased earnings generated from the growth in inforce life and annuity business in 2021. On October 1, 2021 the Company entered into a funds withheld coinsurance agreement with SFG Bermuda, an affiliated company domiciled in Bermuda. Under this indemnity agreement, the Company ceded 100% of certain fixed index annuity policies issued prior to October 1, 2021. The Company also cedes 80% of fixed index annuity policies issued on or after October 1, 2021. The Company recognized reserve credits of $3,357 million under this agreement as of December 31, 2021. The premium ceded in 2021 was $3,410 million.

Net income increased 527% in 2021 compared to 2020. This increase was driven by lower levels of realized investment losses incurred in 2021 compared to 2020. The realized losses in 2021 were more typical of expected levels. The larger losses reported in 2020 are primarily attributable to other than temporary impairments recognized on several oil and gas exploration and production securities, asset backed securities in the air craft sector that were impacted by the Covid-19 pandemic and impairments on certain commercial mortgage loans.

Revenues

Total revenues decreased 34% in the twelve months ended December 31, 2021 compared to the twelve months ended December 31, 2020. Following is a discussion of the primary contributors to this increase.

Life insurance premiums increased 237%. This increase was primarily due to increase of $1,374 million in sales of bank owned life insurance as well as the initial ceded premium on the New Re transaction in 2020 that did not reoccur in 2021. Annuity considerations in 2021 were 79% lower than 2020. This decrease was primarily due to the $3,410 million premium ceded to SFG Bermuda in 2021 and due to lower sales of Multi-Year Guarantee fixed annuities (MYG).

Net investment income increased 49% in the 2021 period compared to 2020. The following table provides a summary of the components of net investment income:

	Years Ended December 31,		% Change
	2021	2020
	(dollars in thousands)
Net Investment Income:
Bonds	$2,313,227	$2,058,710	12%
Preferred stocks	79,100	25,166	214%
Common stocks	13,208	11,850	11%
Mortgage loans	188,120	204,361	-8%
Real estate	10,074	2,607	286%
Policy loans	21,190	22,860	-7%
Cash and short-term investments	2,397	5,046	-52%
Derivative instruments	764,920	100,840	659%
Other invested assets	289,754	127,347	128%
Other investment income	2,318	1,152	101%

Total gross investment income	3,684,308	2,559,939	44%
Less: investment expenses	233,552	239,727	-3%

Net investment income	$3,450,756	$2,320,212	49%

The increase in 2021 is primarily attributable to an increase in income from derivative instruments. Derivative instruments primarily consist of derivatives purchased to economically hedge our exposure to fixed indexed annuity and universal life insurance policyholder obligations. Midland National recognizes index options and futures payouts as investment income. This income is also impacted by a corresponding increase in policyholder reserves. Index option and futures payouts increased in 2021 compared to 2020 due to the relative increase in annual returns on equity market indices during 2021 compared to 2020. Excluding derivative instruments, net investment income increased 21% in 2021 compared to 2020. The increase in net investment income, excluding derivative instruments, is attributable to increased earnings from higher levels of invested assets, and increased earned yields on other invested assets.

The decrease in other income is attributable to a larger reserve adjustment on reinsurance ceded in 2021 (negative $1,577 million) compared to 2020 (negative $524 million). The reserve adjustments on reinsurance ceded relate to significant surrender activity on a block of annuities reinsured through a modified coinsurance agreement with an unaffiliated party and the decrease in other income related to this item is offset by a corresponding increase in net policy outflows ceded on the block reinsured. These decreases were partially offset by an increase in earnings from MNL’s company owned life insurance (income of $175.8 million in 2021 compared to $90.1 million in 2020).

Benefits and Expenses

Policyholder benefits increased 10% in 2021 compared to 2020. This was primarily attributable to an increase in life and annuity surrender, withdrawal and death benefits incurred. Surrender and withdrawal benefits are offset by a corresponding decrease in policyholder reserves. The life death benefits result in an impact to operating earnings by the amount of benefit paid above the amount of policyholder reserve released, net of reinsurance.

Change in policyholder reserves decreased 84% in 2021 compared to 2020. The reduction in MYG sales in 2021 resulted in a smaller increase in reserves. The $2,942 million of reinsurance premium ceded to SFG Bermuda generated a reduction of reserve. These items were offset by higher bank owned life and corporate owned life insurance sales in 2021 which increased the reserve.

Operating costs and other items increased 13% in 2021 compared to 2020. This is primarily due to increases in salaries and other costs associated with growth related initiatives of the Company.

Within the funds withheld coinsurance treaty with an affiliate, SFG Bermuda, the Company recognized realized gains ceded of $649 million, which was reported as a component of negative other income in revenue. The Company also recognized transfers to interest maintenance reserve (“IMR”) ceded of $513 million associated with the coinsurance of any IMR generated from net realized gains generated on the assets in the funds withheld portfolio. The remaining unamortized ceded IMR balance of $490 million associated with this treaty is reported as a component of interest maintenance reserve in the statement of admitted assets, liabilities and capital and surplus as of December 31, 2021

Net transfers to (from) separate accounts were $256.7 million in 2021 compared to ($2.3) million in 2020, due to an increase in variable annuity premium in 2021. Transfers to (from) separate accounts consist of the net transfer of premiums and benefits related to our variable life, variable annuity and bank owned life insurance. This transfer has no impact on the Company’s operations as the transferred premiums and benefits are reported elsewhere in the statement of operations. The net transfer increased in 2021 due to the additional variable annuity premiums received.

Federal Income Taxes

The effective Federal income tax rate applicable to operations in 2021 was 11% compared to 27% in 2020. The decrease in the effective tax rate is primarily attributable to the impact of the tax credit bonds held and tax exempt income.

Realized Gains (Losses) Net of Federal Income Taxes

Realized losses in 2021 were $28.8 million compared to losses of $192.8 million in 2020. For statutory reporting purposes, realized gains (losses) reported on the statement of operations are net of gains and losses transferred to the Interest Maintenance Reserve (“IMR”). Amounts transferred to IMR, which is a liability reported in the statement of financial position, are gains and losses resulting from changes in interest rates and are amortized into operations over the estimated remaining lives of the securities sold. Gains and losses reported in the statement of operations are credit and non-interest related. The losses reported in 2021 were primarily due to other than temporary impairments taken during 2021 that were driven by the COVID 19 pandemic and the associated economic ramifications that were more impactful to certain sectors such as aircraft. The losses reported in 2020 are primarily related to intent to sell designations on securities with oil and gas exposure that were uniquely impacted by the COVID-19 pandemic and the impact it had on energy prices, recognition of impairment losses on specific asset-backed securities in the aircraft and CLO sectors and certain commercial mortgage loans uniquely impacted by the COVID-19 pandemic.

Analysis of Results of Operations—Years Ended December 31, 2020 and 2019

Selected Financial Data

	Year Ended December 31,
	2020	2019	2018	2017	2016
(dollars in thousands)
Statement of Operations Data:
Premium considerations:
Life	$862,658	$834,451	$1,154,707	$1,422,912	$1,203,090
Annuity	5,587,095	2,421,597	2,526,365	2,620,471	3,751,312

Total premium considerations	6,449,753	3,256,048	3,681,072	4,043,383	4,954,402
Net investment income and other revenues	1,982,908	2,262,883	2,350,711	3,096,197	3,677,128

Total revenues	8,432,661	5,518,931	6,031,783	7,139,580	8,631,530

Total benefits and expenses	7,961,534	5,042,205	5,522,022	6,438,281	7,912,080

Net gain from operations before federal income taxes and before realized capital gains or (losses)	471,127	476,726	509,761	701,299	719,450
Net income	$152,626	$371,200	$401,605	$545,794	$546,417

	As of December 31,
	2020	2019	2018	2017	2016
(dollars in thousands)
Balance Sheet Data:
Cash and invested assets	$59,094,762	$53,060,013	$51,705,164	$50,942,825	$46,055,443
Total admitted assets	67,262,504	60,416,251	57,914,703	56,495,203	51,098,306
Aggregate reserves for life and annuity contracts	43,223,475	38,935,399	37,541,225	35,492,546	32,010,416
Other liabilities	19,833,970	17,628,421	16,802,270	17,588,595	15,988,766
Total liabilities	63,057,445	56,563,820	54,343,495	53,081,141	47,999,182
Total capital and surplus	4,205,059	3,852,431	3,571,208	3,414,062	3,099,124

Management’s Discussion and Analysis of Financial Conditions and Results of Operation

The following discussion provides an assessment of the statutory basis financial position and results of operations of Midland National. Statutory accounting practices (“SAP”) financial information is prepared and presented in accordance with accounting practices prescribed or permitted by the NAIC and the Iowa Insurance Division. Certain differences exist between SAP and GAAP. See Note 1 of Midland National’s statutory basis audited financial statements, which are included elsewhere in this document, for a detail discussion of these differences.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus contains forward-looking statements which can be identified by the use of terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “seeks,” “intends,” “plans,” “estimates,” “anticipates” or other comparable terms. Forward-looking statements are subject to risks and uncertainty. Future events and outcomes may differ materially from those made or suggested by the forward-looking statements contained in this prospectus. We do not assume any responsibility for actual future results that differ from expectations reflected in forward-looking statements. For more information about the risks and uncertainties that may cause actual results to differ materially from forward-looking statements, please see “Risk Factors” in Section 7—Midland National Life Insurance Company.

Overview

Midland National is a life insurance company domiciled in the state of Iowa. The Company offers a variety of financial and retirement products through multiple distribution channels. Its insurance products include life insurance, including bank and credit union-owned life insurance, and fixed and variable annuities.

Our primary sources of earnings are (i) the spread that we earn on our investments (i.e., net investment income less cost of money, which includes interest credited to contract holder accounts and costs of hedging) and (ii) mortality gains (i.e., premiums and other revenues offset by life death benefits and increases in reserves), offset by general and administrative expenses.

Analysis of Results of Operations—Years Ended December 31, 2020 and 2019

The following table presents the statutory results of operations for the periods indicated:

	Years Ended December 31,		% Change
	2020	2019
	(dollars in thousands)
Revenues:
Life premium	$862,658	$834,451	3%
Annuity considerations	5,587,095	2,421,597	131%
Net investment income	2,320,212	2,353,707	-1%
Other income	(337,304)	(90,824)	271%

Total Revenues	8,432,661	5,518,931	53%

Benefits and Expenses:
Policyholder benefits	2,969,121	2,981,481	0%
Change in policyholder reserves	4,300,648	1,394,173	208%
Operating costs and other items	694,142	596,035	16%
Net transfers to (from) separate accounts	(2,377)	70,516	-103%

Total Benefits and Expenses	7,961,534	5,042,205	58%

Operating results before Federal income taxes and realized capital gains (losses)	471,127	476,726	-1%
Federal income taxes	125,687	70,237	79%

Operating results before realized gains (losses)	345,440	406,489	-15%
Realized gains (losses) net of Federal income taxes	(192,814)	(35,289)	446%

Net income	$152,626	$371,200	-59%

Operating results before Federal income taxes and realized capital gains (losses) decreased by 1% for the twelve months ended December 31, 2020 compared to the twelve-month period ended December 31, 2019. This decrease is primarily attributable to increases in certain statutory excess reserves established during the 2020 period due to declines in interest rates offset, in part, by increased earnings generated from the growth in inforce life and annuity business in 2020.

Net income decreased 59% in 2020 compared to 2019. This decrease was largely driven by higher realized losses incurred in 2020 compared to 2019. The realized losses in 2020 were primarily related to intent to sell designations on securities with oil and gas exposure that were uniquely impacted by the COVID-19 pandemic and the impact it had on energy prices, recognition of impairment losses on specific asset-backed securities in the aircraft and CLO sectors and certain commercial mortgage loans uniquely impacted by the COVID-19 pandemic. The losses reported in 2019 are primarily attributable to other than temporary impairments recognized on several oil and gas exploration and production securities, and impairments on certain private bank loan securities.

Revenues

Total revenues increased 53% in the twelve months ended December 31, 2020 compared to the twelve months ended December 31, 2019. Following is a discussion of the primary contributors to this increase.

Life insurance premiums increased 3%. Direct premium was up 34% primarily due to increases in sales of bank owned life and credit union owned life insurance. This was offset by an increase in ceded premium, primarily due to a large initial ceded premium on the reinsurance of an inforce life block in 2020. Annuity considerations in 2020 were 2.3 times higher than 2019. This increase was primarily due to sales of Multi-Year Guarantee fixed annuities (MYG). The higher production is directly related to the increase in policyholder reserves as well.

Net investment income decreased 1% in the 2020 period compared to 2019. The following table provides a summary of the components of net investment income:

	Years Ended December 31,		% Change
	2020	2019
	(dollars in thousands)
Net Investment Income:
Bonds	$2,058,710	$2,080,762	-1%
Preferred stocks	25,166	13,650	84%
Common stocks	11,850	7,813	52%
Mortgage loans	204,361	215,349	-5%
Real estate	2,607	1,992	31%
Policy loans	22,860	22,797	0%
Cash and short-term investments	5,046	15,115	-67%
Derivative instruments	100,840	170,565	-41%
Other invested assets	127,347	118,396	8%
Other investment income	1,152	2,105	-45%

Total gross investment income	2,559,939	2,648,544	-3%
Less: investment expenses	239,727	294,837	-19%

Net investment income	$2,320,212	$2,353,707	-1%

The decrease in 2020 is primarily attributable to a decrease in income from derivative instruments. Derivative instruments primarily consist of derivatives purchased to economically hedge our exposure to fixed indexed annuity and universal life insurance policyholder obligations. Midland National recognizes index options and futures payouts as investment income. This income is offset by a corresponding increase in policyholder reserves. Index option and futures payouts decreased in 2020 compared to 2019 due to the relative decrease in annual returns on equity market indices during 2020 compared to 2019. Excluding derivative instruments, net investment income increased 2% in 2020 compared to 2019. The increase in net investment income, excluding derivative instruments, is attributable to increased earnings from higher levels of invested assets, partially offset by decreased earned yields as general market interest rates decreased during 2020. In addition, the impact from the Company’s additional allocation of assets to its company owned life insurance in mid-2019 decreased income from its bond portfolio and increased other income.

The decrease in other income is attributable to a larger reserve adjustment on reinsurance ceded in 2020 (negative $524 million) compared to 2019 (negative $103 million). The reserve adjustments on reinsurance ceded relate to a large modified coinsurance agreement with an unaffiliated party and the decrease in other income related to this item is offset by a corresponding increase in net policy outflows ceded on the block reinsured. These decreases were partially offset by an increase in earnings from MNL’s company owned life insurance (income of $90.1 million in 2020 compared to $28.2 million in 2019) and increased reinsurance experience refund (income of $62.6 million in 2020 compared to $12.1 million in 2019).

Benefits and Expenses

Policyholder benefits remained flat in 2020 compared to 2019. This was primarily attributable to an increase in life and annuity death benefits offset by a reduction in life and annuity surrender benefits. Surrender and withdrawal benefits are offset by a corresponding decrease in policyholder reserves. The life death benefits result in an impact to operating earnings by the amount of benefit paid above the amount of policyholder reserve released, net of reinsurance.

Change in policyholder reserves increased 208% in 2020 compared to 2019. This increase was largely driven by an increase in reserves due to a significant increase in MYG annuity sales offset somewhat by ceded reserves associated with the execution of a new life reinsurance agreement with an unaffiliated third party.

Operating costs and other items increased 16% in 2020 compared to 2019. This is primarily due to an increase in commissions on the increased sales.

Net transfers to (from) separate accounts were ($2.4) million in 2020 compared to $70.5 million in 2019, due to a decline in variable annuity premium in 2020. Transfers to (from) separate accounts consist of the net transfer of premiums and benefits related to our variable life, variable annuity and bank owned life insurance. This transfer has no impact on the Company’s operations as the transferred premiums and benefits are reported elsewhere in the statement of operations. The net transfer decreased in 2020 due to the reductions in variable annuity premiums received.

Federal Income Taxes

The effective Federal income tax rate applicable to operations in 2020 was 27% compared to 15% in 2019. The increase in the effective tax rate is primarily attributable to taxes reported in 2020 associated with a financial reinsurance transaction in which the company ceded a block of life insurance business.

Realized Gains (Losses) Net of Federal Income Taxes

Realized losses in 2020 were $192.8 million compared to losses of $35.3 million in 2019. For statutory reporting purposes, realized gains (losses) reported on the statement of operations are net of gains and losses transferred to the Interest Maintenance Reserve (“IMR”). Amounts transferred to IMR, which is a liability reported in the statement of financial position, are gains and losses resulting from changes in interest rates and are amortized into operations over the estimated remaining lives of the securities sold. Gains and losses reported in the statement of operations are credit and non-interest related. The losses reported in 2020 were primarily related to intent to sell designations on securities with oil and gas exposure that were uniquely impacted by the COVID-19 pandemic and the impact it had on energy prices, recognition of impairment losses on specific asset-backed securities in the aircraft and CLO sectors and certain commercial mortgage loans uniquely impacted by the COVID-19 pandemic. The losses reported in 2019 are primarily attributable to other than temporary impairments recognized on several oil and gas exploration and production securities, and impairments on certain private bank loan securities.

Liquidity and Capital Resources

Liquidity

Cash inflows consist primarily of premiums and deposits on insurance and annuity products, investment income and proceeds from sales or maturities of investments. Cash outflows consist primarily of benefits to policyholders and beneficiaries, payments for policy and contract surrenders, dividends to Sammons Financial Group, payments for investments acquired, operating expenses and taxes.

Midland National structures its investment portfolio to provide liquidity for timely payment of policy benefits, operational expenses and other obligations such as dividends. Midland National’s cash and short-term invested assets were $2,054 million and $1,448 million at December 31, 2021 and December 31, 2020, respectively.

Net cash provided by operating activities was $1,219 million and $4,521 million for the years ended December 31, 2021 and December 31, 2020, respectively. Net cash flow from operating activities primarily consists of net investment income and premium receipts from insurance contracts less benefit payments, operating expenses and income taxes. The decrease in cash provided by operating activities in 2021 is primarily due to the payment of a $2,939 million reinsurance premium related to the reinsurance of an inforce block of indexed annuity business to an affiliate, SFG Bermuda, during 2021. The decrease was also attributable to a decline in sales of multi-year guarantee fixed annuities, and an increase in benefit payments due to the aging of the Company’s inforce blocks of business, partially offset by a $612 million initial ceding commission on the SFG Bermuda reinsurance transaction.

Cash flow (used by) or from financing activities was $4,075 million and $1,624 million for the years ended December 31, 2021 and 2020, respectively. The increase of cash in 2021 was primarily due to an increase in the funds withheld balance attributed to the execution of the SFG Bermuda treaty. The increase of cash in 2020 was primarily related to net change in repurchase agreements and FHLB advances of $1,067 million, increases in funds held under coinsurance of $321 million and increases in remittances of $353 million.

Midland National is a member of the FHLB of Des Moines. The FHLB membership provides the Company a borrowing facility with access to low cost funding. As members of the FHLB, Midland National is required to purchase and hold the FHLB common stock. In addition, Midland National is required to purchase activity common stock equal to 5.0% of outstanding borrowings. As of December 31, 2021, Midland National owned a total of $133 million of membership and activity common stock of the FHLB.

The Company utilizes the FHLB borrowing ability as a source of funding to complement its security lending program. The Company had total outstanding borrowings from the FHLB of $3,073 million at December 31, 2021 and December 31, 2020. These borrowings are fully secured by assets pledged as collateral to the FHLB. The total borrowing capacity available to the Company is dependent on the type and amount of assets eligible to be pledged as collateral. The Company believes it has sufficient assets available to be pledged as collateral to meet any unexpected liquidity need in the foreseeable future.

The Company utilizes a security lending program (primarily repurchase agreements) to enhance investment income. This program could be used as a source of short-term funds if the need arose. As of December 31, 2021 and December 31, 2020, the Company had outstanding repurchase agreements of $4,509 million and $4,180 million, respectively. The repurchase agreements involve the sale of securities and an agreement to repurchase the same securities at a later date at an agreed- upon price. Our policy requires that, at all times during the term of the repurchase agreements, cash or other types of collateral provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. The cash proceeds received under these repurchase agreements are typically invested in fixed income securities. The Company accounts for these transactions as secured borrowings, where the amount borrowed is tied to the fair value of the underlying collateral securities. The collateral for these agreements is reported in bonds in the balance sheet of the Company. Iowa, the state of domicile for the Company, limits the amount of securities lending to 10% of policyholder legal reserves. As of December 31, 2021, Midland National’s securities lending was 9% of policyholder legal reserves.

At December 31, 2021 Midland National had outstanding capital commitments to limited partnerships of $751.4 million.

Insurance Policyholder Liabilities

Liquidity needs vary by product. Factors that affect each product’s need for liquidity include interest rate levels, contract size, competitive products, termination or surrender charges, market value adjustments, federal income taxes, benefit levels and level of underwriting risk. To help assure that obligations will be met when they fall due, the Company uses asset/liability cash flow management techniques that take into consideration current and total investment return requirements, asset and liability durations, risk tolerance, and cash flow requirements. The Company closely monitors the general account to assess asset/liability matching and to modify investment strategies and rebalance investment portfolio durations as necessary. The fair values for liabilities under all insurance contracts are taken into consideration in the overall management of interest rate risk.

The Company’s product features enhance its liquidity position. Virtually all individual deferred annuity products and universal life products contain surrender charges for varying durations, reducing the risk that customers will seek withdrawals during the period surrender charges are in place. Surrender charges allow the Company to better plan the maturities of its invested assets by reducing the risk that future cash outflows will exceed anticipated levels. Also, 68% of the Company’s in-force annuity products (measured by reserves) at December 31, 2021 had a market value adjustment (“MVA”) that protects the Company when surrenders occur as a result of changes in market interest rates.

The following table provides a summary of statutory annuity reserves by withdrawal characteristics:(1)

	December 31, 2021
(dollars in millions)	Annuity Reserve Amount	Percent of Total
Subject to discretionary withdrawal:
With fair value adjustment	$24,650	63%
At fair value	2,497	6%
At book value less surrender charge of 5% or more	144	1%

Total with adjustment or fair value	27,291	70%
At book value without adjustment	11,219	29%
Not subject to discretionary withdrawal	710	1%

Total	39,220	100%
Reinsurance ceded	6,491

Total net of reinsurance	$32,729

(1)

Annuity contract reserves and deposit fund liabilities are monetary amounts that an insurer must have available to provide for future obligations with respect to annuities and deposit funds. These are liabilities on the balance sheets of financial statements prepared in conformity with statutory accounting practices. These amounts are at least equal to the value to be withdrawn by policyholders.

As indicated in the table above, 1% of policyholder funds at December 31, 2021 were not subject to discretionary withdrawal and another 70% were subject to adjustments and charges that are designed to protect the Company from early withdrawals in the event that they occur. We believe that this structure provides the Company with a relatively stable block of deposit liabilities which helps reduce the risk of unexpected cash withdrawals and the adverse financial effects cash withdrawals could cause.

Certain of our life and annuity products include guaranteed benefits, including guaranteed minimum death benefits, guaranteed minimum withdrawal benefits, guaranteed minimum accumulation benefits, and guaranteed minimum income benefits. These guarantees are designed to protect contract holders against significant downturns in securities markets and interest rates. Any such periods of significant and sustained downturns in securities markets, increased equity volatility, or reduced interest rates could result in an increase in the valuation of our liabilities associated with those products. An increase in these liabilities would result in a decrease in our net income.

Although cash flow testing includes many different scenarios, cash flow requirements are inherently unpredictable, as they are affected by external factors, such as changes in interest rates.

There can be no assurance that future experience regarding benefits and surrenders will be similar to historic experience because withdrawal and surrender levels are influenced by factors such as the interest rate environment and the Company’s claims-paying and financial strength ratings.

Capital Resources

As of December 31, 2021 and 2020, Midland National’s total adjusted capital (“TAC”), as defined by the NAIC, was $5,939 million and $4,712 million, respectively. The TAC is used to calculate the Company’s risk based capital (“RBC”) at the end of each reporting period. As of December 31, 2021 and 2020, Midland National’s company action level RBC was 448% and 402%, respectively. Midland National’s TAC is well in excess of all RBC standards as of both indicated reporting dates. In addition, Midland National monitors its capital levels as determined by each of its rating agencies (AM Best, Standard & Poor’s and Fitch). As of December 31, 2021 and 2020 Midland National’s capital exceeds the amount necessary to maintain its current ratings.

The following table summarizes the components of MNL’s TAC:

	December 31,
(dollars in thousands)	2021	2020
Capital and surplus	$5,248,442	$4,205,059
Asset valuation reserve	689,593	506,759
Subsidiaries’ asset valuation reserve	692	636

Total Adjusted Capital	$5,938,727	$4,712,454

The Company is wholly owned by SFG and its ability to pay dividends is limited by the laws of the state of Iowa, its state of domicile. Without prior approval of the commissioner of the Iowa Insurance Division, MNL is limited to pay ordinary dividends to SFG of $985.4 million in 2022. MNL paid dividends to SFG of $299.7 million in 2021, $205.1 million in 2020 and $222.3 million in 2019.

Midland National has three wholly owned limited purpose captive subsidiaries domiciled in the state of Iowa. The purpose of these captive subsidiaries is to provide statutory relief for redundant statutory required reserves on certain life insurance policies. The statutory relief is in the form of admissibility of qualifying regulatory defined other security assets. The following describes the arrangements applicable to each wholly owned limited purpose captive subsidiary.

Solberg Reinsurance Company (“Solberg Re”), a wholly owned limited purpose subsidiary domiciled in the state of Iowa, secured a contingent note guarantee from an unrelated third party insurance company. The contingent note guarantee supports redundant statutory required reserves on certain term life insurance policies assumed from Midland National and North American Company for Life and Health Insurance (“North American”), an affiliate of Midland National. The contingent note guarantee has a term of 18 years and has a maximum issuance amount of $726 million. The contingent note guarantee can be drawn upon when actual policy benefits applicable to the specific life insurance term policies exceed specified thresholds. Solberg Re does not anticipate drawing funds against the contingent note guarantee. The amount of the contingent note guarantee is reported as an admitted asset by Solberg Re.

MNL Reinsurance Company (“MNL Re”), another wholly owned limited purpose subsidiary domiciled in the state of Iowa, secured a contingent note guarantee by an unrelated third party for specific risks on certain permanent life insurance policies assumed by MNL Re from Midland National and North American. The contingent note guarantee has a term of 18 years and an aggregate maximum amount of $1,432 million. The contingent note can be drawn upon when actual policy benefits applicable to the specific permanent life insurance policies exceed certain thresholds. MNL Re does not anticipate drawing funds against the contingent note. The amount of the contingent note guarantee is reported as an admitted asset by MNL Re.

Canal Reinsurance Company (“Canal Re”), a wholly owned limited purpose subsidiary domiciled in the state of Iowa, was launched on September 30, 2019 at which time it secured a contingent note guarantee from an unrelated third party insurance company. The contingent note guarantee supports redundant statutory required reserves on certain term life insurance policies assumed from Midland National and North American. The contingent note guarantee has a term of 18 years and has a maximum issuance amount of $411 million. The contingent note guarantee can be drawn upon when actual policy benefits applicable to the specific life insurance term policies exceed specified thresholds. Canal Re does not anticipate drawing funds against the contingent note guarantee. The amount of the contingent note guarantee is reported as an admitted asset by Canal Re.

On December 31, 2020, the Company entered into a coinsurance agreement with a third party reinsurer. The Company has ceded a defined block of permanent life insurance products to the third party reinsurer. The Company recognized funds held under coinsurance under this agreement as a component of funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus. A reserve credit associated with this agreement is reported as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus as of December 31, 2021 and 2020.

On October 31, 2021, the Company entered into a funds withheld coinsurance agreement with SFG Bermuda, an affiliated company domiciled in Bermuda, under which the Company ceded 100% of certain fixed index annuity policies issued prior to October 1, 2021. The Company also cedes 80% of all fixed index annuity policies issued on or after October 1, 2021. The Company ceded premiums during 2021 which includes the initial ceding premium on the inforce business ceded. The Company recognized funds held under coinsurance under this agreement as a component of funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus as of December 31, 2021.

Midland National’s parent, SFG, has issued senior notes in 2013, 2017 and 2021. The proceeds from these notes issued in 2013 and 2017 were used to purchase surplus notes from SFG’s insurance subsidiaries to support business growth. Midland National received $142 million in 2013 and $295 million in 2017 as capital contributions from these senior note offerings to support its business growth. The proceeds from the notes issued in 2021 were used to support continued business growth. SFG has the ability to issue additional debt in order to support future business growth of Midland National and other insurance subsidiaries. SEI also has access a bank line of credit and other sources of capital that can be contributed to SFG and its insurance subsidiaries to support business growth.

Investments

Midland National had total cash and invested assets of $65,411 million and $59,095 million at December 31, 2021 and 2020, respectively, as illustrated below:

	December 31, 2021		December 31, 2020
(dollars in thousands)	Admitted Value	% of Total Admitted Value	Admitted Value	% of Total Admitted Value
Cash and invested assets
Bonds	$52,703,583	80.6%	$47,814,526	80.7%
Stocks
Preferred	1,920,572	2.9%	1,409,297	2.4%
Common-subsidiaries	269,866	0.4%	279,528	0.5%
Common-other	601,668	0.9%	433,602	0.7%
Mortgage loans	3,663,334	5.6%	4,403,274	7.5%
Real estate	100,145	0.2%	100,995	0.2%
Policy loans	416,799	0.6%	404,383	0.7%
Cash, cash equivalents and short-term investments	2,029,737	3.1%	1,448,036	2.5%
Receivable for securities	54,083	0.1%	3,720	0.0%
Derivative securities	519,979	0.8%	459,488	0.8%
Other invested assets	3,131,376	4.8%	2,337,913	4.0%

Total cash and invested assets	$65,411,142	100.0%	$59,094,762	100.0%

All investments held by the Company are monitored for conformity with the qualitative and quantitative limits prescribed by the Iowa insurance laws and regulations. In addition, the Company’s Board of Directors periodically reviews the investment portfolio, including its credit quality and performance. The Company’s investment strategy is to maintain a predominantly investment-grade, fixed maturity portfolio to provide adequate liquidity for projected insurance and reinsurance obligations, and to generate income while prudently managing the portfolio’s risk.

Bonds

The following table summarizes the admitted values and estimated fair values of the Company’s bond portfolio for the years ended December 31, 2021 and 2020:

	At December 31, 2021			At December 31, 2020
(dollars in thousands)	Estimated Fair Value	Admitted Value	% of Total Admitted Value	Estimated Fair Value	Admitted Value	% of Total Admitted Value
Bonds
U.S. government	$3,666,675	$3,485,470	6.6%	$3,294,399	$2,857,238	5.9%
All other government	$1,317,580	$1,319,534	2.5%	$378,280	$356,028	0.7%
U.S. special revenue & special assessment obligations, non-guaranteed	$14,138,145	$12,747,547	24.2%	$14,871,124	$12,770,970	26.4%
Industrial and miscellaneous	$34,977,952	$33,219,007	63.0%	$32,682,209	$29,979,008	63.2%
Bank Loans	$1,553,170	$1,532,074	2.9%	$1,245,769	$1,232,890	2.5%
Parent, subsidiaries and affliates	$415,372	$399,951	0.8%	$618,850	$618,392	1.3%

Total bonds	$56,068,894	$52,703,583	100.0%	$53,090,631	$47,814,526	100.0%

Preferred stock	$1,941,730	$1,920,572	100.0%	$1,504,704	$1,409,297	100.0%

Common stock
Parent, subsidiaries and affliates	$269,866	$269,866	31.0%	$279,528	$279,528	39.2%
Other	601,668	601,668	69.0%	433,602	433,602	60.8%

Total common stock	$871,534	$871,534	100.0%	$713,130	$713,130	100.0%

The Company’s rating designations are based on ratings from nationally recognized rating organizations, primarily those assigned by S&P, Moody’s Investor Service, Inc. (“Moody’s”) and Fitch. The Company’s bond portfolio consisted of 92.0% and 93.5% of investment grade securities at December 31, 2021 and 2020, respectively. The NAIC Securities Valuation Office (“SVO”) is responsible for the day-to-day credit quality assessment and valuation of securities owned by state-regulated insurance companies. Comparisons between the NAIC ratings and rating agency designations are published by the NAIC. The NAIC assigns securities quality ratings and uniform valuations, which are used by insurers when preparing their annual statements to their state insurance regulators. The NAIC ratings are similar to the rating agency designations of the Nationally Recognized Statistical Rating Organizations (“NRSRO”) for marketable bonds. NAIC ratings 1 and 2 include bonds generally considered investment grade (rated Baa3 or higher by Moody’s, or BBB- or higher by S&P and Fitch), by such ratings organizations. NAIC ratings 3 through 6 include bonds generally considered below investment grade (rated Ba1 or lower by Moody’s, or rated BB+ or lower by S&P and Fitch). Typically, if a security has been rated by an NRSRO, the SVO utilizes that rating and assigns an NAIC designation based on the following system:

NAIC Rating	NRSRO Equivalent
1	Aaa/Aa/A
2	Baa
3	Ba
4	B
5	Caa and Lower
6	In or near default

The following table summarizes Midland National’s bond portfolio by NAIC ratings:

	At December 31, 2021		At December 31, 2020
NAIC Rating (dollars in thousands)	Admitted Value	% of Total	Admitted Value	% of Total
1	$31,480,717	59.7%	$31,486,837	65.9%
2	17,033,032	32.3%	13,170,210	27.5%
3	2,343,375	4.4%	1,564,079	3.3%
4	1,608,286	3.1%	1,323,549	2.8%
5	194,186	0.4%	251,811	0.5%
6	43,987	0.1%	18,040	0.0%

Total Bonds	$52,703,583	100.0%	$47,814,526	100.0%

The admitted value of investments in bonds, by contractual maturity, are summarized below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	At December 31, 2021		At December 31, 2020
(dollars in thousands)	Admitted Values	% of Total	Admitted Values	% of Total
Contractual maturity
Due in one year or less	$415,341	0.8%	$727,317	1.5%
Due after one year through five years	4,694,504	8.9%	4,804,693	10.0%
Due after five years through ten years	8,628,922	16.4%	6,321,205	13.2%
Due after ten years	26,470,606	50.2%	17,664,409	37.0%
Securities not due at a single maturity date (primarily mortgage-backed securities)	12,494,210	23.7%	18,296,902	38.3%

Total Bonds	$52,703,583	100.0%	$47,814,526	100.0%

Important factors in the selection of investments include diversification, credit quality, liquidity, yield and call protection. The relative importance of these factors is determined by market conditions and underlying product or portfolio characteristics. The largest asset class in which bonds were invested was Industrial and Miscellaneous, which constituted 63.0% and 63.2% of bonds at December 31, 2021 and 2020, respectively.

The following tables summarize the Company’s sector allocation, admitted values, estimated fair values and ratings distribution for Industrial and Miscellaneous bonds at December 31, 2021 and 2020:

(In thousands)
	At December 31, 2021			At December 31, 2020
	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
Industrial & Miscellanous
Insurance	$3,283,294	$3,101,856	9.5%	$2,740,834	$2,447,193	8.2%
Military Housing	3,521,588	3,066,281	9.2%	3,482,090	2,966,823	9.9%
Banking	2,949,926	2,695,286	8.1%	3,031,792	2,633,502	8.8%
Transportation	2,580,528	2,560,206	7.7%	3,214,333	3,189,192	10.6%
CLO	2,476,778	2,467,544	7.4%	2,973,461	2,992,733	10.0%
Energy	2,389,636	2,254,598	6.8%	1,904,907	1,689,109	5.6%
Consumer Non Cyclical	1,959,280	1,860,209	5.6%	1,372,387	1,187,632	4.0%
Communications	1,376,247	1,322,214	4.0%	882,382	763,192	2.5%
Consumer Cyclical	1,336,256	1,259,133	3.8%	1,174,442	1,092,933	3.6%
Technology	1,166,640	1,112,884	3.4%	788,445	683,326	2.3%
Basic	1,146,432	1,107,366	3.3%	845,333	748,082	2.5%
Brokerage/Asset Managers/Exchanges	1,140,652	1,093,176	3.3%	1,015,144	930,146	3.1%
Whole Business	1,079,947	1,045,656	3.1%	896,729	839,597	2.8%
Financial	1,056,667	1,041,403	3.1%	1,077,172	1,041,630	3.5%
Capital Goods	651,148	616,037	1.9%	572,811	496,366	1.7%
Other Industrials	577,226	563,321	1.7%	324,834	299,058	1.0%
Agency	543,735	511,906	1.5%	943,617	857,921	2.9%
Other Financials	513,474	496,311	1.5%	396,261	369,015	1.2%
Sovereign	482,575	472,750	1.4%	252,125	223,605	0.7%
CDO	467,490	465,644	1.4%	249,918	249,343	0.8%
CTL	480,574	460,804	1.4%	477,830	454,509	1.5%
CRE-CLO	443,794	439,528	1.3%	415,701	415,519	1.4%
Electric	462,282	436,076	1.3%	304,363	256,497	0.9%
Other ABS	371,071	371,690	1.1%	178,310	175,138	0.6%
Finance Company	383,447	370,301	1.1%	247,178	224,011	0.7%
Triple Net Lease	340,710	336,524	1.0%	331,019	323,517	1.1%
REIT	305,302	289,694	0.9%	252,052	226,929	0.8%
Traditional-Conduit	270,698	264,106	0.8%	675,783	665,047	2.2%
Cell Tower	249,190	240,261	0.7%	333,448	311,405	1.0%
Other	172,565	152,570	0.5%	188,330	160,911	0.5%
Alt-A	154,137	142,142	0.4%	267,713	249,515	0.8%
Credit Card	118,664	118,000	0.4%	118,708	118,000	0.4%
Traditional-Single Borrower	118,892	114,317	0.3%	120,380	113,902	0.4%
Prime	117,604	109,914	0.3%	229,419	212,283	0.7%
Diversified Payment Rights	75,672	73,012	0.2%	92,396	86,704	0.3%
Subprime	69,293	60,074	0.2%	99,886	89,608	0.3%
Power	50,740	45,740	0.1%	51,617	47,921	0.2%
Re-Remic	42,078	33,355	0.1%	44,800	35,903	0.1%
Automotive	22,027	21,635	0.1%	46,057	45,330	0.2%
Non-Traditional	25,342	21,113	0.1%	29,611	28,045	0.1%
Servicing Advance	3,545	3,573	0.0%	3,596	3,573	0.0%
Consumer Unsecured	806	797	0.0%	34,995	34,343	0.1%
Net Lease	—	—	0.0%	—	—	0.0%

Total Industrial & Miscellanous	$34,977,952	$33,219,007	100.0%	$32,682,209	$29,979,008	100.0%

	At December 31, 2021			At December 31, 2020
NAIC Designation	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
1	$15,186,861	$14,351,105	43.2%	$16,665,119	$15,457,238	51.5%
2	16,952,795	16,138,032	48.5%	13,964,082	12,624,046	42.1%
3	2,148,649	2,052,333	6.2%	1,471,424	1,338,653	4.5%
4	631,011	622,149	1.9%	503,199	474,083	1.6%
5	20,109	18,641	0.1%	69,605	76,413	0.3%
6	38,527	36,747	0.1%	8,780	8,575	0.0%

Total Industrial & Miscellaneous	$34,977,952	$33,219,007	100.0%	$32,682,209	$29,979,008	100.0%

The following table summarizes the Company’s sector allocation, admitted values, estimated fair values and ratings distribution for Bank Loans at December 31, 2021 and 2020:

(In thousands)
	At December 31, 2021			At December 31, 2020
	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
Bank Loans
Technology	$291,556	$283,546	18.5%	$283,507	$282,201	22.9%
Consumer Non Cyclical	262,403	261,231	17.1%	231,520	226,283	18.4%
Consumer Cyclical	248,281	250,484	16.3%	146,588	151,419	12.3%
Transportation	154,223	152,242	9.9%	122,177	118,519	9.6%
Communications	135,307	131,570	8.6%	86,842	85,635	6.9%
Capital Goods	120,229	120,782	7.9%	81,592	80,081	6.5%
Brokerage/Asset Managers/Exchanges	97,701	96,690	6.3%	69,835	68,866	5.6%
Energy	74,017	73,246	4.8%	66,340	64,720	5.2%
Electric	66,723	65,738	4.3%	49,642	47,838	3.9%
Other Industrials	48,898	47,433	3.1%	40,546	39,713	3.2%
Finance Company	33,460	33,208	2.2%	30,823	31,191	2.5%
Basic	14,178	9,703	0.6%	29,399	29,205	2.4%
Other Financials	3,287	3,294	0.2%	4,566	4,608	0.4%
REIT	2,907	2,907	0.2%	2,392	2,611	0.2%
Insurance	—	—	0.0%	—	—	0.0%

Total Banks Loans	$1,553,170	$1,532,074	100.0%	$1,245,769	$1,232,890	100.0%

	At December 31, 2021			At December 31, 2020
NAIC Designation	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
1	$16,560	$16,495	1.1%	$—	$—	0.0%
2	239,993	234,495	15.3%	189,552	186,723	15.1%
3	153,988	153,508	10.0%	74,137	73,368	6.0%
4	984,782	972,246	63.4%	799,119	787,935	63.9%
5	145,103	148,091	9.7%	170,513	175,399	14.2%
6	12,744	7,239	0.5%	12,448	9,465	0.8%

Total Bank Loans	$1,553,170	$1,532,074	100.0%	$1,245,769	$1,232,890	100.0%

The following tables summarize the security type, admitted values, estimated fair values and ratings distribution for the Company’s investments in Parents, Subsidiaries and Affiliates at December 31, 2021 and 2020:

(In thousands)
	At December 31, 2021			At December 31, 2020
	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
Issuer Obligations/Affiliates	$7,147	$3,717	0.9%	$32,599	$28,612	4.6%
Structured Securities/Affiliates	356,340	344,456	86.2%	533,762	537,425	86.9%
Bank Loans/Affiliates	51,885	51,778	12.9%	52,489	52,355	8.5%

Total Parent, Subsidiaries and Affliliates	$415,372	$399,951	100.0%	$618,850	$618,392	100.0%

	At December 31, 2021			At December 31, 2020
NAIC Designation	Estimated Fair Value	Admitted Value	% of total	Estimated Fair Value	Admitted Value	% of total
1	$318,386	$307,877	76.9%	$362,161	$358,142	57.9%
2	11,668	11,427	2.9%	104,760	105,459	17.1%
3	52,895	52,788	13.2%	98,003	94,135	15.2%
4	389	405	0.1%	53,926	60,656	9.8%
5	32,034	27,454	6.9%	—	—	0.0%
6	—	—	0.0%	—	—	0.0%

Total Parent, Subsidiaries and Affliliates	$415,372	$399,951	100.0%	$618,850	$618,392	100.0%

Mortgage Loans

The following tables outline the Company’s mortgage loans by property type:

(In thousands)
Property Type	At December 31, 2021		At December 31, 2020
	Admitted Value	% of total	Admitted Value	% of total
Office	$1,414,498	38.6%	$1,733,208	39.3%
Retail	751,517	20.5%	941,150	21.3%
Hotel	537,453	14.7%	610,441	13.9%
Multi-family	419,901	11.5%	523,106	11.9%
Industrial	324,901	8.9%	259,261	5.9%
Other	179,145	4.9%	272,365	6.2%
Medical	37,893	1.0%	59,936	1.4%
Residential	—	0.0%	10,000	0.2%
Less: Allowance	(1,974)	-0.1%	(6,193)	-0.1%

	$3,663,334	100%	$4,403,274	100%

The following tables outline the Company’s mortgage loans by geographic location:

(in thousands)
Geographic Location	At December 31, 2021		At December 31, 2020
	Admitted Value	% of total	Admitted Value	% of total
South Atlantic	$1,150,440	31.3%	$1,298,280	29.5%
Pacific	1,109,602	30.3%	1,318,536	30.0%
Middle Atlantic	459,839	12.6%	705,709	16.0%
Mountain	376,391	10.3%	309,142	7.0%
New England	216,389	5.9%	225,913	5.1%
East North Central	143,258	3.9%	271,257	6.2%
West South Central	108,184	3.0%	151,767	3.4%
West North Central	58,205	1.6%	70,802	1.6%
East South Central	43,000	1.2%	58,061	1.3%
Less: Allowance	(1,974)	-0.1%	(6,193)	-0.1%

	$3,663,334	100%	$4,403,274	100%

The following table summarizes the Company’s mortgage loans by year of origination, current carrying value, average loan-to-value (“LTV”) at date of origination and range of interest rates.

(in thousands)
Year of Origination	Original Amount	Interest Rate Range	Range of LTV at Origination	Admitted Value as of December 31, 2021	% of Total
2017 and Prior	$2,413,093	3.55%-7.50%	42%-76%	$2,186,980	59.8%
2018	419,900	2.50%-7.00%	52%-73%	453,880	12.4%
2019	526,733	3.55%-8.00%	48%-68%	513,450	14.0%
2020	168,191	2.65%-4.85%	44%-75%	184,090	5.0%
2021	326,588	3.00%-4.25%	51%-75%	326,908	8.9%
Less: Allowance				(1,974)	-0.1%

	$3,854,505			$3,663,334	100.0%

Other Invested Assets

Other invested assets are comprised of limited partnerships, limited liability companies, residual equity interests, collateral loans, surplus notes and reverse mortgages. The following table summarizes the admitted value and unfunded commitments for the categories of other invested assets reported in the Company’s balance sheet.

	At December 31, 2021		At December 31, 2020
(dollars in thousands)	Admitted Value	Unfunded commitments	Admitted Value	Unfunded commitments
Investments that have underlying characteristics of:
Mortgage loans	$229,341	$82,871	$169,986	$141,549
Fixed income instruments-Unafilliated	35,592	80,014	44,249	606,701
Fixed income instruments-Afilliated	326,392	—	302,943	—
Common stocks-Unaffiliated	685,866	620,270	364,692	526,561
Common stocks-Affiliated	531,687	26,411	198,545	41,837
Real estate	33,149	1,133	99,575	24,531
Surplus notes	910,580	—	822,580	—
Collateral loans-Unaffiliated	134,479	112,437	151,919	138,232
Collateral loans-Affiliated	220,351	190,830	104,166	100,622
Miscellaneous other	23,939	—	79,258	25,229

Total other invested assets	$3,131,376	$1,113,966	$2,337,913	$1,605,262

Derivatives

Derivatives consist of options, futures, interest rate floors, interest rate swaps and foreign currency forwards. Midland National uses derivative instruments to manage its fixed indexed and policy obligations, interest guarantees and interest rate and credit risks applicable to its investments.

Derivatives are financial instruments whose values are derived from interest rates, financial indices, or other prices of securities. Under Iowa insurance statutes, Midland National may use derivatives to hedge market values or cash flows of assets or liabilities; to replicate cash market instruments; and for limited income generating activities. Midland National is generally prohibited from using derivatives for speculative purposes.

The following table presents the estimated fair value and admitted value for assets and reported value for liabilities of derivatives:

	At December 31, 2021		At December 31, 2020
(dollars in thousands)	Admitted Value	Estimated Fair Value	Admitted Value	Estimated Fair Value
Derivative instruments:
Assets:
Call options	$451,286	$1,470,505	$411,350	$1,555,260
Futures	63,187	63,187	40,466	40,466
Interest rate floors	3,695	3,695	7,670	7,670
Interest rate swaps	1,293	1,293	—	—
Foreign exchange forwards	518	518	2	2

Total derivative instruments assets	$519,979	$1,539,198	$459,488	$1,603,398

	Reported Value	Estimated Fair Value	Reported Value	Estimated Fair Value
Liabilities:
Written options	$156,199	$691,562	$174,648	$847,281
Foreign exchange forwards	2,239	2,239	1,754	1,754

Total derivative instruments liabilities	$158,438	$693,801	$176,402	$849,035

Off Balance Sheet Arrangements

None.

Critical Accounting Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. The most significant areas that require the use of management’s estimates relate to the determination of the fair values of financial assets and liabilities, derivatives and derivative instruments, impairments of securities, income taxes and liabilities for future policy benefits. Note 1 of the 2021 Midland National Audited Statutory Financial Statements provides a summary of significant accounting policies.

Qualitative and Quantitative Disclosures about Market Risk

Midland National is primarily exposed to market risk through its investment activities and management of its policyholder insurance account balances. The investment portfolio is managed with the objective of generating returns that meet pricing spread targets and fulfill future policyholder obligations.

Interest rate, liquidity and credit risk related to our investment portfolio are our primary market risk exposures. In addition, we are exposed to interest rate risk and risks associated with hedging our indexed life and annuity policyholder obligations. Midland National’s financial position and earnings are subject to various market risks including changes in interest rates, changes in the yield curve, changes in risk-free and risk-adjusted spreads and movements in equity indices levels. These market risks impact the fair values of our bonds and, to a lesser extent, our other invested assets, the levels of interest credited to our policyholder account balances and the participation and cap rates available on our fixed indexed annuity and life insurance products. Many of our annuity and life insurance products feature surrender charges, market value adjustments and other features to encourage policyholder persistency.

There may be a limited market for certain investments we hold in our investment portfolio. These investments, which may be illiquid under certain circumstances, include privately-placed bonds, mortgage loans, policy loans, real estate and other limited partnerships. Under certain market conditions, some of our very high quality bonds can experience reduced liquidity such as during periods of market volatility or disruption. Under these circumstances market prices may be lower than our carrying value and we could be forced to sell these investments at a loss.

The credit risk in our investment portfolio is related to the risk of default by the issuers of fixed income invested assets and mortgages held in our portfolio. Our product pricing incorporates a certain level of defaults within our portfolio. Historically, the actual level of defaults has not exceeded the assumed level built into our product pricing. Our investment manager applies vigorous credit analysis prior to the purchase of a security and during the holding period in order to minimize the negative impact from security defaults.

Midland National manages these markets risks by utilizing a comprehensive asset/liability management process involving the monitoring of asset and liability interest rate sensitivities for our various products. This process includes cash flow testing under various interest rate scenarios, including severe stress tests. The monitoring includes an analysis of rebalancing the assets and liabilities under the various scenarios with respect to interest rate movements, risk profiles and cash flow characteristics. Midland National has established internal guidelines for matching the duration of our assets and liabilities. The duration of our assets and liabilities measures the present value of asset or liability cash flows and is used to measure the sensitivity to changes in interest rates. Maintaining a close relationship between the duration of our assets and liabilities reduces the risk of an adverse impact to our financial condition or operations as a result of changing interest rates.

Midland National sells life and annuity products that provide for a guarantee base return and a higher return tied to several major equity market indices. In order to mitigate this market risk, Midland National purchases over-the-counter index options and futures contracts that compensate us for any appreciation over the strike price and offsets the corresponding increase in the policyholder obligation. Midland National purchases index call options on applicable indices and enters futures contract during the year to fund the annual index credits on our fixed indexed life and annuity policies. The risk associated with these purchases is the fluctuation of costs from period to period. We manage this risk by adjusting caps and participation rates on the applicable indexed products within contractual limitations. By managing the caps and participation rates we can limit the cost of the options and futures to be within product pricing assumptions subject to contractual limitations. For the past three years, index credits to policyholders were $1,110 in 2021, $520 million in 2020 and $444 million in 2019. Proceeds from option payouts and futures contracts were $1,150 in 2021, $529 million in 2020 and $456 million in 2019. The difference between proceeds received and index credits is the result of over-hedging that occurs as a result of policyholder behavior.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Audited Financial Statements

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

FINANCIAL STATEMENTS—STATUTORY BASIS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 and 2019

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

FINANCIAL STATEMENTS – STATUTORY BASIS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 and 2019

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

TABLE OF CONTENTS

DECEMBER 31, 2021, 2020 and 2019

Report of Independent Auditors

To the Board of Directors and Management of Midland National Life Insurance Company

Opinions

We have audited the accompanying statutory basis financial statements of Midland National Life Insurance Company (the “Company”), which comprise the statements of admitted assets, liabilities and capital and surplus – statutory basis as of December 31, 2021 and 2020, and the related statements of operations – statutory basis and changes in capital and surplus – statutory basis, and of cash flows – statutory basis for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “financial statements”).

Unmodified Opinion on Statutory Basis of Accounting

In our opinion, the accompanying financial statements present fairly, in all material respects, the admitted assets, liabilities and capital and surplus – statutory basis of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division described in Note 1.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles section of our report, the accompanying financial statements do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2021 and 2020, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2021.

Basis for Opinions

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting described in Note 1 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

PricewaterhouseCoopers LLP, Hub Tower, 699 Walnut Street, Des Moines, Iowa 50309

T: (515) 246 3800, www.pwc.com/us

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

April 21, 2022

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS - STATUTORY BASIS

AS OF DECEMBER 31, 2021 and 2020

(Dollars in Thousands, except par value)

	2021	2020
ADMITTED ASSETS
Bonds	$52,703,583	$47,814,526
Stocks
Preferred	1,920,572	1,409,297
Common—subsidiaries	269,866	279,528
Common—other	601,668	433,602
Mortgage loans	3,663,334	4,403,274
Real estate	100,145	100,995
Policy loans	416,799	404,383
Cash, cash equivalents and short-term investments	2,029,737	1,448,036
Receivable for securities	54,083	3,720
Derivative instruments	519,979	459,488
Other invested assets	3,131,376	2,337,913

Total cash and invested assets	65,411,142	59,094,762
Policy premiums due, deferred or uncollected	164,822	158,947
Accrued investment income	520,054	461,240
Current federal income tax receivable	—	74,525
Net deferred tax asset	339,238	303,318
Company owned life insurance	1,300,481	1,124,804
Other admitted assets	72,250	265,303
Separate account assets	6,530,759	5,779,605

Total admitted assets	$74,338,746	$67,262,504

LIABILITIES AND CAPITAL AND SURPLUS
Liabilities for future policy benefits	$43,928,249	$43,223,475
Liabilities for deposit-type contracts	585,759	344,604
Policy and contract claims	241,007	246,619
Other policyholder funds	3,121	2,958

Total policyholder liabilities	44,758,136	43,817,656
Amounts payable for reinsurance	48,214	62,382
Interest maintenance reserve	85,174	60,632
Asset valuation reserve	689,593	506,759
Repurchase agreements, FHLB advances and collateral on derivatives	7,932,459	7,548,006
Payable for securities	209,610	110,817
Funds held under coinsurance	7,909,077	4,545,324
Derivative instruments	158,438	176,402
Accrued expenses and other liabilities	1,002,353	688,153
Current federal income tax payable	56,525	—
Separate account liabilities	6,240,725	5,541,314

Total liabilities	69,090,304	63,057,445
Capital and surplus
Common stock - $1 par value; 2,549,439 shares authorized, issued, and outstanding	2,549	2,549
Surplus notes	1,037,000	1,037,000
Additional paid-in capital	793,927	793,927
Unassigned surplus	3,414,966	2,371,583

Total capital and surplus	5,248,442	4,205,059

Total liabilities and capital and surplus	$74,338,746	$67,262,504

The accompanying notes are an integral part of these statutory basis financial statements.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

STATEMENTS OF OPERATIONS – STATUTORY BASIS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

	2021	2020	2019
REVENUES
Life insurance and annuity premiums and other considerations	$4,091,787	$6,462,830	$3,266,328
Net investment income	3,450,756	2,320,212	2,353,707
Commissions and expense allowances on reinsurance ceded	243,438	96,559	76,949
Amortization of interest maintenance reserve	23,476	22,463	28,652
Reserve adjustments on reinsurance ceded	(1,576,570)	(523,700)	(102,717)
Investment income ceded—funds withheld reinsurance	(967,336)	(187,482)	(225,489)
Other income	337,667	241,779	121,501

Total revenues	5,603,218	8,432,661	5,518,931

BENEFITS AND EXPENSES
Life and annuity policy benefits	3,260,079	2,969,121	2,981,481
Increase in liabilities for future life and annuity policy benefits	704,775	4,300,648	1,394,173
Commissions	434,736	393,037	335,074
General expenses	275,720	252,016	220,706
Insurance taxes, licenses and fees	76,271	49,089	40,255
Transfers to interest maintenance reserve ceded	(513,281)	—	—
Net transfers to (from) separate accounts	256,724	(2,377)	70,516

Total benefits and expenses	4,495,024	7,961,534	5,042,205

Net gain from operations before federal income taxes and net realized capital losses	1,108,194	471,127	476,726
Federal income tax expense	122,814	125,687	70,237

Net gain from operations before net realized capital losses	985,380	345,440	406,489
Net realized capital losses	(28,783)	(192,814)	(35,289)

Net income	$956,597	$152,626	$371,200

The accompanying notes are an integral part of these statutory basis financial statements.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS – STATUTORY BASIS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

	Common Stock	Surplus Notes	Additional Paid-In Capital	Unassigned Surplus	Total Capital and Surplus
Balances at December 31, 2018	$2,549	$837,000	$618,927	$2,112,732	$3,571,208
Net income	—	—	—	371,200	371,200
Change in net unrealized capital gains (losses)	—	—	—	101,239	101,239
Change in net deferred income tax	—	—	—	39,873	39,873
Change in nonadmitted assets	—	—	—	(1,163)	(1,163)
Change in asset valuation reserve	—	—	—	(49,507)	(49,507)
Change in surplus as a result of reinsurance	—	—	—	66,800	66,800
Dividends to stockholder	—	—	—	(222,306)	(222,306)
OPEB SSAP92 adjustment	—	—	—	(2,919)	(2,919)
Correction of errors from prior periods	—	—	—	(21,994)	(21,994)

Balances at December 31, 2019	2,549	837,000	618,927	2,393,955	3,852,431
Net income	—	—	—	152,626	152,626
Change in net unrealized capital gains (losses)	—	—	—	(114,070)	(114,070)
Change in net deferred income tax	—	—	—	116,682	116,682
Change in nonadmitted assets	—	—	—	(84,726)	(84,726)
Change in liability for reinsurance in unauthorized and certified companies	—	—	—	(221)	(221)
Change in reserve on account of change in valuation basis	—	—	—	12,573	12,573
Change in asset valuation reserve	—	—	—	(10,351)	(10,351)
Surplus (contributed to) withdrawn from Separate Accounts during period	—	—	—	41,000	41,000
Other changes in surplus in Separate Accounts statement	—	—	—	(41,000)	(41,000)
Change in surplus notes	—	200,000	—	—	200,000
Additional paid in surplus	—	—	175,000	—	175,000
Change in surplus as a result of reinsurance	—	—	—	113,521	113,521
Dividends to stockholder	—	—	—	(205,109)	(205,109)
OPEB SSAP92 adjustment	—	—	—	(3,297)	(3,297)

Balances at December 31, 2020	2,549	1,037,000	793,927	2,371,583	4,205,059
Net income	—	—	—	956,597	956,597
Change in net unrealized capital gains (losses)	—	—	—	(39,962)	(39,962)
Change in net deferred income tax	—	—	—	54,769	54,769
Change in nonadmitted assets	—	—	—	26,861	26,861
Change in liability for reinsurance in unauthorized and certified companies	—	—	—	(25)	(25)
Change in asset valuation reserve	—	—	—	(182,835)	(182,835)
Change in surplus as a result of reinsurance	—	—	—	464,272	464,272
Dividends to stockholder	—	—	—	(299,652)	(299,652)
OPEB SSAP92 adjustment	—	—	—	2,708	2,708
Change in accounting principle	—	—	—	60,650	60,650

Balances at December 31, 2021	$2,549	$1,037,000	$793,927	$3,414,966	$5,248,442

The accompanying notes are an integral part of these statutory basis financial statements.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

STATEMENTS OF CASH FLOW – STATUTORY BASIS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

	2021	2020	2019
OPERATING ACTIVITIES
Life insurance and annuity premiums and other considerations	$4,088,513	$6,461,161	$3,264,196
Net investment income	3,243,915	2,136,137	2,236,611
Other income	875,971	278,494	207,103
Benefits paid	(4,850,647)	(3,391,507)	(3,082,581)
Net transfers (to) from separate account	(257,988)	1,447	(72,759)
Insurance expenses paid	(1,708,220)	(873,997)	(836,727)
Federal income taxes paid	(172,760)	(91,074)	(26,315)

Net cash provided by operating activities	1,218,784	4,520,661	1,689,528

INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid
Bonds	13,845,623	9,537,035	7,027,473
Preferred and common stocks	235,378	117,761	90,107
Mortgage loans	1,115,348	312,026	647,329
Real estate	—	63	9,078
Other invested assets	705,944	261,725	149,623
Miscellaneous proceeds	99,393	14,373	5,475
Cost of investments acquired
Bonds	(18,064,480)	(13,581,973)	(7,934,329)
Preferred and common stocks	(862,211)	(804,395)	(222,779)
Mortgage loans	(358,167)	(239,315)	(662,356)
Real estate	(1,717)	(62,948)	(20,461)
Other invested assets	(1,303,835)	(599,269)	(369,157)
Miscellaneous applications	(110,536)	(136,699)	(22,385)
Net change in policy loans	(12,695)	(9,424)	(20,206)

Net cash used in investing activities	(4,711,955)	(5,191,040)	(1,322,588)

FINANCING ACTIVITIES
Surplus notes	—	200,000	—
Company owned life insurance	—	834	(521,516)
Capital and paid in surplus	175,000	—	—
Net change in collateral liability	55,077	(6,987)	253,511
Net change in repurchase agreements and FHLB advances	329,376	1,066,824	(22,332)
Net withdrawals on deposit-type contract	226,724	(219,853)	(17,199)
Dividends paid to stockholder	(299,652)	(205,109)	(222,306)
Net change in funds held under coinsurance	3,363,753	321,184	(100,073)
Net change in remittances and items not allocated	295,258	352,580	11,107
Other cash provided (used)	(70,664)	114,532	72,931

Net cash provided (used) by financing activity and other sources	4,074,872	1,624,006	(545,877)

RECONCILIATION OF CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
Net change in cash, cash equivalents and short-term investments	581,701	953,627	(178,937)
Cash, cash equivalents and short-term investments:
Beginning of year	1,448,036	494,409	673,346

End of year	$2,029,737	$1,448,036	$494,409

The accompanying notes are an integral part of these statutory basis financial statements.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

STATEMENTS OF CASH FLOW – STATUTORY BASIS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

SUPPLEMENTAL CASH FLOW
Non-cash transactions:
Accrued capital contribution from parent	$—	$175,000	$—
Capitalized Interest	50,111	75,078	64,135

The accompanying notes are an integral part of these statutory basis financial statements.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

1.	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES

Organization

Midland National Life Insurance Company (“Midland National” or the “Company”) is a stock life insurance company domiciled in the state of Iowa. The Company operates predominantly in the individual life and annuity business of the life insurance industry and is licensed to operate in 49 states, the District of Columbia, and several U.S. territories. The Company is a wholly owned subsidiary of Sammons Financial Group, Inc. (“SFG”), which is a wholly owned subsidiary of Sammons Enterprises, Inc. (“SEI”). MNL Reinsurance Company (“MNL Re”), Solberg Reinsurance Company (“Solberg Re”) and Canal Reinsurance Company (“Canal Re”), subsidiaries of Midland National, are captive reinsurance companies domiciled in Iowa. The Company is affiliated through common ownership with North American Company for Life and Health Insurance (“North American”), Sammons Securities, Inc. (“Sammons Securities”), Sammons Institutional Group, Inc. (“SIG”), SFG Tenura, LLC (“Tenura”), Heyday Insurance Agency, LLC (“Heyday”), Beacon Capital Management, Inc. (“Beacon”), SFG Bermuda, LTD (“SFG Bermuda”), and Property Disposition, Inc. (“PDI”).

Basis of presentation

The Company is domiciled in Iowa and prepares its statutory basis financial statements in accordance with accounting practices prescribed or permitted by the Iowa Insurance Division. Prescribed statutory accounting practices (“SAP”) include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (“NAIC”), including the NAIC Annual Statement Instructions, and the NAIC Accounting Practices and Procedures Manual (“NAIC SAP”). The NAIC SAP was promulgated within a set of approved and published Statements of Statutory Accounting Principles (“SSAP”). Permitted practices encompass all accounting practices not so prescribed. The Company’s capital and surplus was adequate for regulatory purposes prior to the effect of the prescribed practices described below and would not have been subject to a risk-based capital triggering event. The Company’s financial statements reflect the following prescribed practices in 2021, 2020 and 2019:

a.

Iowa Bulletin 07-06 – In 2006 the Commissioner of Insurance of the State of Iowa issued Bulletin 07-06 that allows a prescribed practice for Iowa domiciled companies. This prescribed practice instructs insurance companies to use other than market value for assets held in separate accounts where general account guarantees are present on such separate accounts. Based on this prescribed practice the Company adopted Bulletin 07-06 in 2006 and presents the assets on its Bank-Owned Life Insurance (“BOLI”) Separate Account at book value. The impact of applying this prescribed practice had no impact on 2021 statutory net income; however, Capital and Surplus as of December 31, 2021 is decreased by $232,837 as a result of this prescribed practice. The impact of applying this prescribed practice had no impact on 2020 statutory net income; however, Capital and Surplus as of December 31, 2020 is decreased by $312,374 as a result of this prescribed practice. The impact of applying this prescribed practice had no impact on 2019 statutory net income; however, Capital and Surplus as of December 31, 2019 is decreased by $191,482 as a result of this prescribed practice.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

b.

Iowa Administrative Code 191 – Chapter 97, “Accounting for Certain Derivative Instruments Used to Hedge the Growth in Interest Credited for Indexed Insurance Products and Accounting for the Indexed Insurance Products Reserve” (“IAC 191-97”). This prescribed practice allows insurance companies domiciled in Iowa to account for eligible derivative assets at amortized cost, if the insurance company can demonstrate it meets the criteria for an economic hedge. Eligible derivative assets include call or put options that are purchased to hedge the growth in interest credited to an indexed product as a direct result of changes in the related external index or indices, or call or put options that are written to offset all or a portion of a purchased call or put option. Other derivative instruments such as index futures, swaps and swaptions that may be used to hedge the growth in interest credited to the policy as a direct result of changes in the related indices would still be accounted for at fair value since an amortized cost for those instruments does not exist. IAC 191-97 also prescribes that insurance companies determine indexed annuity reserve calculations based on the Guideline 35 Reserve assuming the fair value of the call option(s) associated with the current index term is zero, regardless of the observable market for such option(s). At the conclusion of the index term, credited interest is reflected in the reserve as realized, based on actual index performance. This prescribed accounting practice must be applied to both the indexed reserves and the call/put options used to hedge indexed insurance products. The impact of applying this prescribed practice increased the Company’s statutory net income for the year ended December 31, 2021 by $16,763 and the cumulative effect on Capital and Surplus at December 31, 2021 was a decrease of $235,146. The impact of applying this prescribed practice decreased the Company’s statutory net income for the year ended December 31, 2020 by $35,751 and the cumulative effect on Capital and Surplus at December 31, 2020 was a decrease of $251,909. The impact of applying this prescribed practice decreased the Company’s statutory net income for the year ended December 31, 2019 by $278,340 and the cumulative effect on Capital and Surplus at December 31, 2019 was an decrease of $216,158.

Under either the NAIC basis or the IAC 191-97, the Company elects to establish a voluntary reserve to offset the timing mismatch between the derivative instruments and the hedged liabilities, if that mismatch results in an increase in surplus. Under the IAC 191-97, a timing mismatch occurs related to the emergence of earnings. The impact of equity markets is reflected in investment income from futures during the policyholder’s contract years, but is not reflected in the reserve until the policy anniversary, at which time the index credit is applied to the account value. The voluntary reserve established as of December 31, 2021 is $117,560 which offsets the portion of investment income on futures that has been determined to represent earnings that will be used to fund index credits that have not yet been applied to policy account balances. This eliminates the timing mismatch of the assets and liabilities calculated in accordance with IAC 191-97. Under the NAIC basis, a voluntary reserve of $352,707 would have been established as of December 31, 2021 to eliminate the timing mismatch of the assets and liabilities. The impact of applying this prescribed practice, net of the effect of the difference between the above mentioned voluntary reserve and the voluntary reserve that would have been established without the prescribed practice resulted in no impact to the Company’s statutory net income for the year ended December 31, 2021 and there was no cumulative impact to the Company’s Capital and Surplus at December 31, 2021. The voluntary reserve established as of December 31, 2020 was $126,888 which offsets the portion of investment income on futures that has been determined to represent earnings that will be used to fund index credits that have not yet been applied to policy account balances. This eliminates the timing mismatch of the assets and liabilities calculated in

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

accordance with IAC 191-97. Under the NAIC basis, a voluntary reserve of $378,798 would have been established as of December 31, 2020 to eliminate the timing mismatch of the assets and liabilities. The impact of applying this prescribed practice, net of the effect of the difference between the above mentioned voluntary reserve and the voluntary reserve that would have been established without the prescribed practice resulted in no impact to the Company’s statutory net income for the year ended December 31, 2020 and there was no cumulative impact to the Company’s Capital and Surplus at December 31, 2020. The voluntary reserve established as of December 31, 2019 is $102,324 which offsets the portion of investment income on futures that has been determined to represent earnings that will be used to fund index credits that have not yet been applied to policy account balances. This eliminates the timing mismatch of the assets and liabilities calculated in accordance with IAC 191-97. Under the NAIC basis, a voluntary reserve of $318,482 would have been established as of December 31, 2019 to eliminate the timing mismatch of the assets and liabilities. The impact of applying this prescribed practice, net of the effect of the difference between the above mentioned voluntary reserve and the voluntary reserve that would have been established without the prescribed practice resulted in a decrease to the Company’s statutory net income of $62,182 for the year ended December 31, 2019 and there was no cumulative impact to the Company’s Capital and Surplus at December 31, 2019.

c.

Iowa Administrative Code 191 – Chapter 43, “Annuity Mortality Tables For Use in Determining Reserve Liabilities For Annuities” (“IAC 191-43”) allows a prescribed practice for Iowa domiciled companies. This prescribed practice allows insurance companies domiciled in Iowa to use the Annuity 2000 Mortality Table for determining the minimum standard of valuation for annuities issued during 2015. SSAP 51 requires the 2012 Individual Annuity Reserving (“IAR”) Mortality Table for determining the minimum standard of valuation for annuities issued on or after January 1, 2015. The impact of applying this prescribed practice decreased the Company’s statutory net income for the year ended December 31, 2021 by $38,342 and the cumulative effect on Capital and Surplus at December 31, 2021 was an increase of $18,929. The impact of applying this prescribed practice increased the Company’s statutory net income for the year ended December 31, 2020 by $3,295 and the cumulative effect on Capital and Surplus at December 31, 2020 was an increase of $57,271. The impact of applying this prescribed practice increased the Company’s statutory net income for the year ended December 31, 2019 by $1,641 and the cumulative effect on Capital and Surplus at December 31, 2019 was an increase of $53,976.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

The following table compares the Company’s statutory income and capital and surplus according to the NAIC practices to those prescribed by the State of Iowa:

	For the years ended December 31,
	2021	2020	2019
Net Income:
(1) Midland National state basis	$956,597	$152,626	$371,200
(2) State prescribed practice that increase(decrease) NAIC SAP:
(a) Economic hedge of call option derivative assets (IAC 191-97)	16,763	(35,751)	(278,340)
(b) Deferral of 2012 annuity mortality table (IAC 191-43)	(38,342)	3,295	1,641

(3) NAIC SAP (1-2=3)	$978,176	$185,082	$647,899

Surplus:
(4) Midland National state basis	$5,248,442	$4,205,059	$3,852,431
(5) State prescribed practices that increase(decrease) NAIC SAP:
(a) Book value of BOLI separate account assets (Bulletin 07-06)	(232,837)	(312,374)	(191,482)
(b) Economic hedge of call option derivative assets (IAC 191-97)	(235,146)	(251,909)	(216,158)
(c) Deferral of 2012 annuity mortality table (IAC 191-43)	18,929	57,271	53,976

(6) NAIC SAP (4-5=6)	$5,697,496	$4,712,071	$4,206,095

The Company has coinsurance agreements with MNL Re, Solberg Re and Canal Re, which are affiliated limited purpose subsidiary life insurance companies. The Company recognizes reserve credits under these agreements. The reserve credits at MNL Re, Solberg Re and Canal Re, are supported by contingent note guarantees (“LLC Notes”). The LLC Notes held by MNL Re, Solberg Re and Canal Re, function in a manner similar to a standby letter of credit and which the Company is a beneficiary, are admitted assets under Iowa prescribed practice and the surplus generated by the prescribed practice has been retained in the carrying value of MNL Re, Solberg Re and Canal Re. Under NAIC Accounting principles, the LLC Notes would be non-admitted assets.

The impact of the Company’s limited purpose subsidiary life insurance companies applying this prescribed practice has no impact the Company’s statutory net income but the cumulative effect on the Company’s Capital and Surplus was an increase of $2,306,047, $1,969,923, and $1,899,476 as of December 31, 2021, 2020, and 2019, respectively.

If the Company’s subsidiaries had not utilized this prescribed practice, the result would not have triggered a regulatory event at the Company.

The Company’s investment in MNL Re, Solberg Re and Canal Re at December 31, 2021 was $92,474, $69,189 and $108,203, respectively. If the Company’s subsidiaries had not used this prescribed practice, the Company’s investment in MNL Re, Solberg Re and Canal Re at December 31, 2021, respectively, would have been negative $1,245,746, negative $515,717 and negative $274,718.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

The Company reports investment income ceded on funds withheld coinsurance as part of revenue in the Statements of Operations. Under SAP, investment income ceded on funds withheld coinsurance should be reported as an expense. The difference in presentation does not impact the Company’s statutory net income nor the Company’s Capital and Surplus. The Iowa Insurance Division does not object to the Company’s presentation of investment income ceded on funds withheld coinsurance.

SAP differs in some respects from accounting principles generally accepted in the United States (“GAAP”). The more significant of these differences are as follows:

•	Acquisition costs of acquiring new business are charged to current operations as incurred rather than deferred and amortized over the life of the policies;

•

Policy reserves on traditional life products are based on statutory mortality and interest rates which may differ from reserves based on expected mortality, interest and withdrawals which include a provision for possible unfavorable deviation from such assumptions. In addition, SAP requires additional reserves according to actuarial guidelines that are not required for GAAP;

•

Policy reserves on universal life and investment products are based on discounting methodologies utilizing statutory interest rates rather than interest rates used to calculate full account values. In addition, SAP requires additional reserves according to actuarial guidelines that are not required by GAAP;

•

Changes in deferred tax assets (“DTAs”) are recorded directly to surplus as opposed to being an item of income tax benefit or expenses for GAAP. Admittance testing may result in a charge to surplus for non-admitted portions of DTAs;

•

An Interest Maintenance Reserve (“IMR”) liability, prescribed by the NAIC, reflects the net accumulated unamortized realized capital gains and losses, net of tax, attributable to changes in market interest rates. Such gains and losses are deferred into the reserve when incurred, rather than recognized as gains or losses in the statement of operations, then amortized back into operations over the expected remaining period to maturity of the investment that was sold. When cumulative capital losses exceed capital gains, a negative IMR liability occurs which is not admitted and is charged directly to unassigned surplus. There were no disallowed IMR liabilities recorded at 2021 and 2020;

•

An Asset Valuation Reserve (“AVR”) liability has been recorded in accordance with the formula prescribed by the NAIC which represents a provision for future impairments of bonds, equity securities, mortgage loans, real estate and other invested assets including temporary declines in the estimated realizable value of such investments. Changes in the AVR reserve are charged directly to unassigned surplus;

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

•

Under SAP, certain assets designated as “non-admitted assets” are excluded from the statements of admitted assets, liabilities and capital and surplus and are charged directly to statutory unassigned surplus as follows:

			Changes in
	2021	2020	2021
Policy loans	$1,567	$1,289	$278
Other invested assets	372	891	(519)
Agents’ balances	14,189	13,939	250
Amounts recoverable from reinsurers	6,623	7,392	(769)
Net deferred tax asset	134,105	152,426	(18,321)
Electronic data processing equipment	24,087	32,143	(8,056)
Furniture and Equipment	422	571	(149)
Other assets	31,741	31,316	425

Total nonadmitted assets	$213,106	$239,967	$(26,861)

Under GAAP, such assets would be recorded at their net realizable or book value;

•

For universal life and investment products, revenues consist of premiums received rather than policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed; benefits consist of amounts incurred rather than the excess of the benefits incurred over the policy account value released;

•

Available-for-sale and trading bonds rated by the NAIC as five or higher are reported at amortized cost rather than fair value. Available-for-sale and trading bonds rated by the NAIC as six are reported at the lower of cost or fair value with changes in fair value reported as a change in surplus. Under GAAP reporting, available-for-sale and trading bonds are reported at fair value with changes in fair value presented as a component of other comprehensive income for available-for-sale securities and as a component of net income for trading securities;

•

Redeemable preferred stocks rated three or higher are reported at amortized cost. Redeemable preferred stocks rated by the NAIC as four or lower are reported at the lower of amortized cost or fair value with changes in fair value reported as a change in surplus. Under GAAP, redeemable preferred stocks are reported at fair value with changes in fair value presented as a component of other comprehensive income. Perpetual preferred stocks are carried at fair value not to exceed the current effective call price, regardless of NAIC designations. Unrealized gains and losses are recognized in surplus. Under GAAP, perpetual preferred stocks are reported at fair value with change in fair value presented as a component of earnings;

•

Common stocks, other than common stocks of affiliates, are reported at fair value with changes in fair value reported as a change in surplus. Under GAAP, common stocks, other than common stocks of affiliates, are reported at fair value with changes in fair value presented as a component of net income;

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

•	Common stock of subsidiaries is recorded based on the underlying audited statutory equity of the respective entity’s financial statements. GAAP requires consolidation of subsidiaries;

•	The assets and liabilities for reinsurance transactions are generally recorded on a net basis versus a gross basis for GAAP;

•

In accordance with IAC 191-97, option derivative instruments that hedge the growth in interest credited to the hedged policy as a direct result of changes in the related indices are carried on the statutory statements of admitted assets, liabilities and capital and surplus at amortized cost and any amortization or proceeds from terminated or expired options is reported in income. Other derivative instruments, such as index futures that are used to hedge the growth in interest credited to the hedged policy as a direct result of changes in the related indices, are carried at fair value since an amortized cost for these instruments does not exist and the change in fair values is reported as income. Other derivative instruments not qualifying for hedge accounting are carried at fair value with changes in the fair value being recorded directly to unassigned surplus. Derivative instruments not qualifying for hedge accounting are carried on the GAAP balance sheet at fair value, with changes in fair value recognized through income. Under GAAP, indexed life and annuity liabilities and funds withheld coinsurance treaties include embedded derivatives and the change in fair value of the embedded derivative is recognized through income;

•

Under SAP, the statements of cash flow reconcile to changes in cash, cash equivalents and short-term investments with original maturities of one year or less. Under GAAP, the statements of cash flow reconcile to changes in cash;

•

Recognition of the changes in equity from limited partnership investments is recorded directly to surplus under SAP reporting purposes; whereas for GAAP reporting, the equity method reports the change in the equity value through earnings as a component of net investment income;

•

The Company, in accordance with GAAP, performs an analysis related to variable interest entities (“VIE”) on all entities with which it has a financial interest to determine if financial results require consolidation as a primary beneficiary of the VIE. SAP reporting requirements do not require such an analysis;

•	Surplus notes issued by the Company are included in capital and surplus under SAP whereas GAAP reporting includes surplus notes in debt.

•

Under SAP, when total consideration received on securities called before their maturity is greater than the par value of that security, the excess of consideration received over par value is reported as net investment income, while the excess of par value over book value is report as realized capital gains. Under GAAP reporting there is no such requirement to bifurcate total consideration between net investment income and realized capital gains/(losses). As such, the Company recognizes the excess of total consideration received over book value as part of realized capital gains/(losses) for GAAP reporting purposes.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Other significant accounting policies are as follows:

Use of estimates

The preparation of the financial statements in conformity with SAP requires management to make estimates and assumptions that affect the reported amounts of admitted assets and liabilities and disclosure of contingent assets and liabilities at the dates of the statements of admitted assets, liabilities and capital and surplus, and reported amounts of revenues and benefits and expenses during the reporting periods. Actual results could differ significantly from those estimates.

The most significant areas that require the use of management’s estimates relate to the determination of the fair values of financial assets and liabilities, derivatives and derivative instruments, impairments of securities, income taxes, and liabilities for future policy benefits.

Fair value of financial assets, financial liabilities and financial instruments

Fair value estimates are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in some cases, could not be realized in the immediate settlement of the instruments. Certain financial liabilities (including non-investment type insurance contracts) and all nonfinancial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented in Note 2 may not represent the underlying value to the Company.

The Company uses the following methods and assumptions in estimating the fair value of its financial instruments:

Investment securities

Fair value for bonds and preferred stocks is obtained primarily from independent pricing sources, broker quotes and fair value/cash flow models. Fair value is based on quoted market prices, where available. For bonds and preferred stocks not actively traded, fair value is estimated using values obtained from independent pricing services or broker quotes. When values are not available from pricing services or broker quotes, such as private placements including corporate securities, asset-backed securities, commercial mortgage-backed securities and residential mortgage-backed securities, fair value may be estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair value of unaffiliated common stocks is based on quoted market prices, where available, and for those common stocks not actively traded, fair values are obtained from independent pricing services or internal fair value/cash flow models.

Mortgage loans

Fair value for mortgage loans is estimated using a duration-adjusted pricing methodology that reflects changes in market interest rates and the specific interest-rate sensitivity of each mortgage. Price changes derived from the monthly duration-adjustments are applied to the mortgage portfolio. Each modeled mortgage is assigned a spread corresponding to its risk profile. These spreads are adjusted for current market conditions. The discount rates used include internally generated illiquidity and default factors.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Cash, cash equivalents and short-term investments

Cash consists of deposits held by various commercial and custodial banks. Cash equivalents consists of short-term highly liquid investments, which are readily convertible to cash. Short-term investments primarily consist of fixed income securities acquired with less than one year to maturity. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has reviewed the creditworthiness of these financial institutions and believes there is minimal risk of material loss. Fair value approximates amortized cost due to the nature and short-term duration of cash, cash equivalents and short-term investments.

Derivative instruments

Fair value for options is based on internal financial models or counterparty quoted prices. Variation margin accounts, consisting of cash balances applicable to open futures contracts, held by counterparties are reported at the cash balances, which is equal to fair value. Fair value for interest rate swaps, interest rate floors and foreign currency forwards is based on exchange prices, broker quoted prices or fair values provided by the counterparties.

Other invested assets

Other invested assets consist of limited partnerships, limited liability companies, residual equity interests, collateral loans, surplus notes and reverse mortgages. The carrying amounts for other invested assets other than collateral loans, surplus notes, residual equity interests and reverse mortgages, which are carried at amortized cost, represent the Company’s share of each entity’s underlying equity reported to the Company. There is a limited market for these other invested assets and the fair value is determined based on inputs received from the entities. Fair value of residual equity interests, surplus notes and collateral loans are obtained using the same techniques as investment securities. Fair value for reverse mortgages are obtained using the same techniques as mortgage loans.

Company owned life insurance

The Company is the owner and beneficiary of life insurance policies reported at their cash surrender values pursuant to SSAP No. 21R in the statements of admitted assets, liabilities and capital and surplus. The underlying investment characteristics of the investment vehicle are categorized as follows at December 31:

	2021	2020
Bonds	$349,423	$446,516
Mutual funds	39,758	32,566
Cash and short-term investments	192,252	236,418
Other invested assets	719,048	409,304

Total company owned life insurance	$1,300,481	$1,124,804

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Investment-type insurance contracts

Fair value for the Company’s liabilities under investment-type insurance contracts is estimated using two methods. For those contracts without a defined maturity, the fair value is estimated as the amount payable on demand (cash surrender value). For those contracts with known maturities, fair value is estimated using discounted cash flow calculations using interest rates currently being offered for similar contracts with maturities consistent with the contracts being valued. The reported value of the Company’s investment-type insurance contracts includes the fair value of indexed life and annuity embedded derivatives which are calculated using discounted cash flow valuation techniques based on current interest rates adjusted to reflect credit risk and additional risk margins.

Repurchase agreements, FHLB advances and collateral on derivative instruments

The fair value of the Company’s repurchase agreements is tied to the fair value of the underlying collateral securities. The fair value of FHLB advances is estimated using a discounted cash flow calculation with the current interest rate and maturity of the contract. The fair value of collateral on derivative instruments approximates the carrying value due to the short-term nature of the investment. These investments primarily consist of cash and fixed income securities.

Investments and Investment Income

Bonds

Bonds not backed by other loans, loan-backed bonds, collateralized mortgage obligations (“CMOs”) and other structured securities are carried at amortized cost using the interest method, except for those bonds with an NAIC designation of six or those securities which have an other-than-temporary impairment, which are reported at the lower of amortized cost or fair value.

For CMOs and mortgage-backed securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When actual prepayments differ from anticipated prepayments, the effective yield is recalculated prospectively to reflect actual payments to date and anticipated future payments for loan backed securities under SSAP 43R. When actual prepayments differ from anticipated prepayments for highly rated CMO’s and mortgage-backed securities, the effective yield is recalculated retrospectively to reflect actual payments to date and anticipated future payments under SSAP 26R. This adjustment is included in net investment income. Included in this category are approximately $60,118 and $95,792 of mortgage-backed securities that are all or partially collateralized by sub-prime mortgages at December 31, 2021 and 2020, respectively. A sub-prime mortgage is defined as a mortgage with one or more of the following attributes: weak credit score, high debt-to-income ratio, high loan-to-value ratio or undocumented income. At December 31, 2021 and 2020, 98% of the Company’s securities with sub-prime exposure are rated as investment grade.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Stocks

Perpetual preferred stocks are carried at fair value, not to exceed the current stated call price. Redeemable preferred stocks are stated at cost except for those with an NAIC designation of four or lower which are stated at the lower of cost or fair value. Dividend income is recognized when dividends are declared.

Investments in common stocks are stated at fair value, which is based on NAIC Securities Valuation Office (“SVO”) prices. For common stocks without SVO prices, fair value is estimated using independent pricing services or internally developed pricing models.

Investment in common stocks of the affiliated insurance subsidiaries are valued at audited statutory capital and surplus. The audited statutory capital and surplus of MNL Re, Solberg Re and Canal Re reflects the utilization of prescribed practices allowed by the State of Iowa for reinsurance transactions entered into by MNL Re, Solberg Re and Canal Re with the Company and North American. Refer to Note 8 for further discussion of the reinsurance transactions and prescribed practices for MNL Re, Solberg Re and Canal Re. Undistributed earnings or losses of the subsidiary and unrealized appreciation or depreciation on common stocks are reflected as unrealized capital gains and losses directly in unassigned surplus.

Mortgage loans

Mortgage loans consist principally of commercial mortgage loans and are carried at the adjusted unpaid balances. The Company’s lending policies allow for primarily first-lien mortgages that generally do not exceed 77% of the fair market value of the property allowing for sufficient excess collateral to absorb losses should the Company be required to foreclose and take possession of the collateral. The mortgage portfolio invests primarily in larger metropolitan areas across the U.S. and is diversified by type of property. Property and casualty insurance is required on all properties covered by mortgage loans at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings. Interest income on non-performing loans is generally recognized on a cash basis.

Policy loans

Policy loans are carried at the unpaid principal balance to the extent it does not exceed the cash surrender value. Amounts in excess of cash surrender value are non-admitted.

Cash, cash equivalents and short-term investments

Cash and cash equivalents are stated at cost and short-term investments acquired with less than one year to maturity are stated at amortized cost.

Other invested assets

Other invested assets are comprised of limited partnerships, limited liability companies, residual equity interests, collateral loans, surplus notes and reverse mortgages. Limited partnerships and limited liability companies are valued in accordance with SSAP No. 48, Joint Ventures, Partnerships, and Limited Liability Companies and SSAP No. 97, Investments in Subsidiary, Controlled, and Affiliated Entities, a Replacement of SSAP No. 88 that allow the Company to carry these interests based on the underlying tax

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

or GAAP audited equity of the investee. Residual equity interest, surplus notes and collateral loans are carried at amortized cost under SSAP No. 43R, SSAP No. 41R and SSAP No. 21R, respectively. The reverse mortgages are first liens on the related residential properties located primarily in California and Florida. These reverse mortgages are valued in accordance with SSAP No. 39, Reverse Mortgages that allow the Company to carry these securities at remaining principal balances. Income on reverse mortgages is recognized using effective yield based on the contractual interest rate and anticipated repayment of the mortgage.

Other-than-temporary impairment losses

The Company reviews its investments to determine if declines in fair value are other-than-temporary. If the fair value of a fixed income security is less than its amortized cost basis or an equity security is less than its original cost basis at the balance sheet date, the Company must assess whether the impairment is other-than-temporary.

The Company evaluates factors in its assessment of whether a decline in value is other-than-temporary. Some of the factors evaluated include the issuer’s ability to pay the amounts due according to the contractual terms of the investment, the length of time and magnitude by which the fair value is less than amortized cost, adverse conditions specifically related to the security, changes to the rating of the security by a rating agency, changes in the quality of underlying credit enhancements and changes in the fair value of the security subsequent to the balance sheet date.

When an other-than-temporary impairment (“OTTI”) has occurred, the amount of the impairment charged against earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis. If the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis, the entire impairment is recognized as a charge against earnings. If the Company does not intend to sell the security and it is not more likely than not it will be required to sell the security before recovery of its amortized cost basis, the impairment is bifurcated into an interest related loss and a non-interest related loss for loan-backed and structured securities. The non-interest related loss is measured as the difference between the present value of cash flows expected to be collected from the loan-backed security and the loan-backed security’s amortized cost. The amount of the non-interest related loss is recognized as a charge against earnings. The difference between the fair value of the impaired loan-backed security and the present value of cash flows expected to be collected is the interest related impairment. For stocks, non loan-backed and other than structured securities the impairment is not bifurcated and is charged against earnings.

The Company uses a single best estimate of cash flows approach and uses the effective yield prior to the date of impairment to calculate the present value of cash flows. The Company’s assumptions for residential mortgage-backed securities, commercial mortgage-backed securities, other asset-backed securities and collateralized debt obligations include collateral pledged, scheduled interest payments, default levels, delinquency rates and the level of nonperforming assets for the remainder of the investments’ expected term. The Company’s assumptions for corporate and other fixed maturity securities include scheduled interest payments and an estimated recovery value, generally based on a percentage return of the current market value.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

After an other-than-temporary write-down, the new cost basis is the prior amortized cost less the non-interest related loss. The adjusted cost basis is generally not adjusted for subsequent recoveries in fair value. However, if the Company can reasonably estimate future cash flows after a write-down and the expected cash flows indicate some or all of the non-interest related loss will be recovered, the discount or reduced premium recorded is amortized over the remaining life of the security. Amortization in this instance is computed using the prospective method and is determined based on the current estimate of the amount and timing of future cash flows.

For common and preferred stocks, OTTI has occurred when the Company determines that it does not have the ability or intent to hold the security until a recovery of the original cost or the Company determines that the security will not recover to original cost within a reasonable amount of time. The Company determines what constitutes a reasonable amount of time on a security by security basis by considering all available evidence including the length of time and magnitude by which the fair value of the security is less than original cost.

Investment income

Investment income is recorded when earned and includes interest and dividends received and accrued, amortization of purchased premium and accretion of discounts on securities, certain proceeds from derivatives and equity earnings from limited partnerships. Investment expenses are reported as a reduction in investment income.

Net realized investment gains (losses)

Realized capital gains and losses are determined on the basis of specific identification of the investments and are reported net of related federal income taxes and IMR.

Net unrealized investment gains (losses)

Unrealized capital gains and losses on bonds, preferred stocks, common stocks, derivatives that do not qualify for hedge accounting and other invested assets are reported as a component of surplus net of related income taxes.

See Note 3 for further discussion of the Company’s investments and investment income.

Derivatives and derivative instruments

Derivative instruments consist of options, futures, interest rate floors, interest rate swaps, and foreign currency forwards. Futures are reported at the cash balances held in counterparty variation margin accounts, which equals fair value. Options, interest rate floors, interest rate swaps and foreign currency forwards are reported at fair value, with the exception of call and put options which are carried in accordance with IAC191-97 as discussed in the prescribed practice footnote.

The Company primarily uses derivative instruments to manage its fixed indexed and policy obligation interest guarantees and interest rate risks applicable to its investments. To mitigate these risks, the Company enters into interest rate swaps, interest rate floors, futures contracts and equity indexed call and put options. To qualify for hedge accounting, the Company is required to formally document the hedging

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

relationship at the inception of each derivative transaction. This documentation includes the specific derivative instrument, risk management objective, hedging strategy, identification of the hedged item, specific risk being hedged and how effectiveness will be assessed. To be considered an effective hedge, the derivative must be highly effective in offsetting the variability of the cash flows or the changes in fair value of the hedged item. Effectiveness is evaluated on a retrospective and prospective basis. The Company has no derivatives that are accounted for under hedge accounting. The Company also uses foreign currency forwards to protect itself against currency fluctuations on financial instruments denominated in foreign currencies.

The agreements between the Company and its derivatives counterparties require the posting of collateral when the fair value of the derivative instruments exceeds the cost of the instruments. Collateral posted by counterparties is reported in the statements of admitted assets, liabilities, and capital and surplus as a component of cash, cash equivalents, and short-term investments with a corresponding liability reported as a component of repurchase agreements, FHLB advances and collateral on derivative instruments. Collateral posted by the Company is reported in the statements of admitted assets, liabilities, and capital and surplus as a component of other invested assets.

See Note 4 for further discussion of the Company’s derivatives and derivative instruments.

Accrued investment income

Accrued investment income consists of amounts due on invested assets. It excludes amounts the Company does not expect to receive or is 90 days past due.

Future policy benefits and policy and contract claims

Life, annuity, and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that are intended to provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Iowa Insurance Division.

The liability for future policy benefits provides amounts adequate to discharge estimated future obligations on policies in force. Reserves for life policies issued through 2019 are computed principally by the Net Level Reserve Method and the Commissioners’ Reserve Valuation Method using interest rates ranging from 2.5% to 6.0% and mortality assumptions (primarily Commissioners’ Standard Ordinary mortality tables 1941, 1958, 1980, 2001, 2017) as prescribed by regulatory authorities. Starting in 2020, reserves for life policy issues are calculated as the greatest of the stochastic, deterministic and net premium reserve as defined in VM-20. The stochastic and deterministic reserves are principles based reserves using prudent estimate assumptions for interest, mortality and other assumptions. The net premium reserve is calculated using rates of interest from 3.00% to 4.50% and 2017 Commissioners Standard Ordinary mortality.

The NAIC adopted revisions to Actuarial Guideline XXXVIII (“AG38”), effective December 31, 2012. AG38 8D applies to policies issued July 1, 2005 to December 31, 2012 containing secondary guarantees with multiple sets of charges. AG38 8D requires that for this business a company needs to calculate the reserve as it had as of December 31, 2011 (“2011 method”), as well as calculate the deterministic reserve as prescribed under the Valuation Manual (“VM method”) adopted by the NAIC on August 17, 2012,

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

with prescribed changes to have projected asset yields and discount rates, and hold the greater of the two. The Company has calculated its gross and net of reinsurance reserves under both methods described above and holds the greater of the two reserves calculated on both a gross and net basis. The impact of performing the VM method calculations resulted in a gross reserve of $713,111 and a net reserve of $313,352 over what would have been calculated if only using the 2011 method as of December 31, 2021. The impact of performing the VM method calculations resulted in a gross reserve of $575,587 and a net reserve of $331,650 over what would have been calculated if only using the 2011 method as of December 31, 2020.

Reserves for deferred annuities are computed on the basis of interest rates ranging from 2.50% to 8.75% and the reserves for immediate annuities range from 1.00% to 11.25% .

The liability for policy and contract claims includes provisions for reported claims and estimates for claims incurred but not reported, based on the terms of the related policies and contracts and on prior experience. Claim liabilities are based on estimates and are subject to future changes in claim severity and frequency. Estimates are periodically reviewed and adjustments to such liabilities are reflected in current operations.

Reinsurance

For annuity coinsurance and life insurance mortality reinsurance arrangements, reinsurance premiums, claims and claim adjustment expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains contingently liable for the liabilities ceded in the event the reinsurers are unable to meet their obligations under the reinsurance agreements. To limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors its concentration of credit risk. The Company generally reinsures with companies rated “A” or better by A.M. Best. The Company monitors these ratings on an on-going basis as a reinsurer may be downgraded after an agreement has been entered.

Premiums and related costs

Premiums are recognized as revenue over the premium-paying period. Annuity considerations are recognized as revenue when received. Commissions and other costs applicable to the acquisition of policies are charged to operations as incurred.

Repurchase agreements

As part of its investment strategy, the Company enters into repurchase agreements to increase the Company’s investment return. The Company accounts for these transactions as secured borrowings, where the amount borrowed is tied to the fair value of the underlying collateral securities. Repurchase agreements involve a sale of securities and an agreement to repurchase the same securities at a later date at an agreed-upon price. These agreements are a bilateral trade agreement.

A majority of the Company’s repurchase agreement arrangements are for contractual terms of greater than one year. As a result, the par value and fair value of the securities sold under agreement to repurchase can change during the term of the repurchase agreement due to amortization, pay downs and changes in fair values. In situations where the underlying collateral subject to repurchase has a fair value greater or less than the contractual requirements under the repurchase agreement, the Company or counterparties are required to post additional collateral. Generally, the amount advanced by the counterparty cannot be less than 95% of the fair value of the underlying collateral sold under the agreement to repurchase.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Income taxes

Under SSAP No. 101, income taxes incurred are charged or credited to net income based upon amounts estimated to be payable or recoverable for the current year. The Company recognizes deferred income tax assets and liabilities for the expected future tax effects attributable to temporary differences between financial statement and tax return bases of assets and liabilities, based on enacted rates and other provisions of the tax laws. All changes in deferred tax assets and liabilities are reported directly in surplus, including the effect of a change in tax laws or rates in the period in which such change is enacted. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that all or some portion of the deferred tax assets will not be realized. Adjusted deferred income tax assets, after valuation allowance, are further subjected to an admissibility test. Admitted adjusted deferred tax assets are limited to (1) the amount of federal income taxes paid in prior year that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with IRS tax loss carryback provisions, which currently allow only capital loss carrybacks, plus (2) the lesser of the remaining gross deferred income taxes expected to be realized within three years of the balance sheet date or 15% of adjusted capital and surplus, plus (3) the amount of remaining gross deferred income tax assets that can be offset against existing deferred income tax liabilities. The remaining deferred income tax assets in excess of the above are non-admitted.The Company files a consolidated federal income tax return with its subsidiaries, MNL Re, Solberg Re and Canal Re.

If applicable, the Company’s liability for income taxes would include a liability for uncertain tax positions, interest and penalties which relate to tax years still subject to review by the IRS or other taxing jurisdictions.

See Note 13 for the Company’s SSAP No. 101 calculation.

Variable life and annuity products

A portion of the separate accounts held by the Company are funds on which investment income and gains or losses accrue directly to certain policyholders. The assets of these accounts are legally separated and are not subject to the claims that may arise out of any other business of the Company. The Company reports these separate account assets at fair value; the underlying investment risks are assumed by the policyholders. The fair value of the variable separate accounts assets are based on market quoted net asset values of the underlying mutual funds. The Company records the related liabilities at amounts equal to the fair value of the underlying assets. The Company reflects these assets and liabilities in the separate account assets and liabilities lines in the statements of admitted assets, liabilities and capital and surplus. The Company records the fees earned for administrative and contract holder services performed for the separate accounts in other income of the statements of operations.

Bank owned life insurance products

Another portion of the separate accounts held by the Company relates to individual bank owned life insurance policies that are non-indexed with fixed guarantees. These amounts are subject to limited discretionary withdrawal at book value without a market value adjustment. The assets in this separate account are carried at book value in accordance with the prescribed practice promulgated by the State of Iowa. The Company assumes the underlying risk for the performance of the assets in this separate account. The Company reflects these assets and liabilities in the separate account assets and liabilities lines in the statements of admitted assets, liabilities and capital and surplus.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Accounting changes

Beginning January 1, 2021, perpetual preferred stocks are now carried at fair value, not to exceed the current stated call price, in accordance with SSAP No. 32R. The impact of adopting this accounting change increased preferred stocks by $76,772 and increased surplus by $60,650 net of tax impact at January 1, 2021 which has been reflected in the statements of changes in capital and surplus. This accounting change did not require retroactive application to prior periods.

Revision to 2020 statutory financial statements

During 2021, the Company discovered an error in the classification of certain investments in its 2020 statutory financial statements. In 2020, certain preferred stocks were incorrectly classified as bonds, resulting in an overstatement of $637,761 in bonds and a corresponding understatement of preferred stocks on the statements of admitted assets, liabilities and capital and surplus. These preferred stocks were also reported as bonds instead of preferred stocks in the supplemental schedules in 2020. The Company has decided to voluntarily revise its 2020 statutory financial statements to correct this error. In addition, the 2020 statement of cash flow has also been updated. Cost of preferred and common stocks acquired has been increased by $34,141 and the cost of bonds acquired has been reduced by the same amount. Proceeds from preferred and common stocks has been increased by $484 and proceeds from bonds has been decreased by the same amount.

Reconciliation to the statutory annual statement

The Company’s statement of admitted assets, liabilities and capital and surplus as well as its statement of cash flow included in its statutory financial statements does not agree to the amounts reported in the Company’s 2021 statutory annual statement. The Company made a reclassification between cash, receivable for securities and payable for securities that was related to an issue with cash between reported on a trade date basis instead of a settlement date basis in one of its hedging programs. This also had an impact on the statement of cash flow.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

The following reconciles the aforementioned items between the 2021 statutory financial statements and the 2021 statutory annual statement:

	As Filed in Annual Statement	Adjustments	As Presented in Statutory Financials
STATEMENT OF ASSETS, LIABILITIES AND CAPITAL AND SURPLUS
ADMITTED ASSETS
Cash, cash equivalents and short-term investments	$2,053,850	$(24,113)	$2,029,737
Receivable for securities	4,864	49,219	54,083

Total admitted assets	$74,313,640	$25,106	$74,338,746

LIABILITIES AND CAPITAL AND SURPLUS
Payable for securities	$184,504	$25,106	$209,610

Total liabilities	69,065,198	25,106	69,090,304

Total liabilities and capital and surplus	$74,313,640	$25,106	$74,338,746

STATEMENT OF CASH FLOW
INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid Miscellaneous proceeds	$74,287	$25,106	$99,393
Cost of investments acquired
Miscellaneous applications	(61,317)	(49,219)	(110,536)

Net cash used in investing activities	(4,687,842)	(24,113)	(4,711,955)

RECONCILIATION OF CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
Net change in cash, cash equivalents and short-term investments	605,814	(24,113)	581,701
Cash, cash equivalents and short-term investments End of year	$2,053,850	$(24,113)	$2,029,737

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair value of the Company’s financial instruments are as follows:
	December 31, 2021
Type of Financial Instrument	Estimated Fair Value	Carrying Value	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Financial assets:
Bonds	$56,068,894	$52,703,583	$—	$50,307,608	$5,761,286	$—
Preferred stocks	1,941,730	1,920,572	—	1,941,667	63	—
Common stocks	601,668	601,668	462,642	132,912	6,114	—
Mortgage loans	3,698,314	3,663,334	—	3,698,314	—	—
Policy loans	416,799	416,799	—	416,799	—	—
Cash, cash equivalents and
short-term investments	2,029,804	2,029,737	1,218,011	811,793	—	—
Derivative instruments	1,539,198	519,979	63,187	1,476,011	—	—
Other invested assets	1,619,702	1,455,268	—	965,207	654,495	22,606
Separate accounts	6,825,498	6,530,759	3,383,808	3,255,359	186,331	—
Financial liabilities:
Liabilities for deposit-type contracts	$592,365	$585,759	$—	$—	$592,365	$—
Repurchase agreements,
FHLB advances and
collateral on derivative
instruments	7,929,391	7,932,459	350,759	7,578,632	—	—
Derivative instruments	693,801	158,438	—	693,801	—	—

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

	December 31, 2020
Type of Financial Instrument	Estimated Fair Value	Carrying Value	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Financial assets:
Bonds	$53,090,631	$47,814,526	$—	$47,749,681	$5,340,950	$—
Preferred stocks	1,504,704	1,409,297	—	1,504,239	465	—
Common stocks	433,602	433,602	287,409	135,273	10,920	—
Mortgage loans	4,540,386	4,403,274	—	4,540,386	—	—
Policy loans	404,383	404,383	—	404,383	—	—
Cash, cash equivalents and short-term investments	1,448,042	1,448,036	923,238	524,804	—	—
Derivative instruments	1,603,398	459,488	40,466	1,562,932	—	—
Other invested assets	1,420,580	1,266,969	—	906,090	514,490	28,079
Separate accounts	6,174,350	5,779,605	2,839,353	3,127,820	207,177	—
Financial liabilities:
Liabilities for deposit-type contracts	$353,341	$344,604	$—	$—	$353,341	$—
Repurchase agreements,
FHLB advances and collateral on derivative instruments	7,614,421	7,548,006	295,682	7,318,739	—	—
Derivative instruments	849,035	176,402	—	849,035	—	—

Included in various investment related line items in the statements of admitted assets, liabilities and capital and surplus are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or for certain bonds and preferred stocks when carried at the lower of cost or fair value.

Fair value measurements

Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value guidance also establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument. Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The Company determines the fair value of its investments, in the absence of observable market prices, using the valuation methodologies described below applied on a consistent basis. For some investments, market activity may be minimal or nonexistent and management’s determination of fair value is then based on the best information available in the circumstances and may incorporate management’s own assumptions, which involves a significant degree of judgment.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Investments for which market prices are not observable are generally private investments, securities valued using non-binding broker quotes, or securities with very little trading activity. Fair values of private investments are determined by reference to public market or private transactions or valuations for comparable companies or assets in the relevant asset class when such amounts are available. If these are not available, a discounted cash flow analysis using interest spreads adjusted for the maturity/average life differences may be used. Spread adjustments are intended to reflect an illiquidity premium and take into account a variety of factors including but not limited to senior unsecured versus secured, par amount outstanding, number of holders, maturity, average life, composition of lending group, debt rating, credit default spreads, default rates and credit spreads applicable to the security sector. These valuation methodologies involve a significant degree of judgment.

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 – Quoted prices are available in active markets that the Company has the ability to access for identical financial instruments as of the reporting date. The types of financial instruments included in Level 1 are listed equities, mutual funds, money market funds, non-interest bearing cash, exchange traded futures and separate account assets. As required by the fair value measurements guidance, the Company does not adjust the quoted price for these financial instruments, even in situations where it holds a large position and a sale could reasonably impact the quoted price.

Level 2 – Fair values are based on quoted prices for similar assets or liabilities in active and inactive markets. Inactive markets involve few transactions for similar assets or liabilities and the prices are not current or price quotations vary substantially over time or among market makers, which would include some broker quotes. Level 2 inputs also include corroborated market data such as interest rate spreads, yield curves, volatilities, prepayment speeds, credit risks and default rates. Financial instruments that are generally included in this category include corporate bonds, asset-backed securities, CMOs, short-term investments, less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 – Pricing inputs are unobservable for the financial instrument and include situations where there is little, if any, market activity for the financial instrument. These inputs may reflect the Company’s estimates of the assumptions that market participants would use in valuing the financial instruments. Financial instruments that are included in this category generally include private corporate securities and collateralized debt obligations.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument. From time to time there may be movements between levels as inputs become more or less observable, which may depend on several factors including the activity of the market for the specific security, the activity of the market for similar securities, the level of risk spreads and the source of the information from which the Company obtains the information.

The Company relies on third party pricing services and independent broker quotes to value bonds and equity securities. The third party pricing services use discounted cash flow models or the market approach to value the securities when the securities are not traded on an exchange. The following characteristics are considered in the valuation process: benchmark yields, reported trades, issuer spreads, bids, offers, benchmark and comparable securities, estimated cash flows and prepayment speeds.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

The Company performs both quantitative and qualitative analysis of the prices. The review includes initial and ongoing review of the third party pricing methodologies, back testing of recent trades, and review of pricing trends and statistics.

The following tables summarize the valuation of the Company’s financial instruments carried at fair value as presented in the statements of admitted assets, liabilities and capital and surplus, by the fair value hierarchy levels defined in the fair value measurements guidance. Methods and assumptions used to determine the fair values are described in Note 1.

	December 31, 2021
	Level 1	Level 2	Level 3	Net Asset Value	Total
Financial assets (carried at fair value):
Bonds—industrial & miscellaneous	$—	$18,943	$—	$—	$18,943
Preferred stocks	—	1,291,747	—	—	1,291,747
Common stocks—other	462,642	132,912	6,114	—	601,668
Derivative instruments—interest rate floors and swaps	—	4,988	—	—	4,988
Derivative instruments—foreign exchange forwards	—	518	—	—	518
Derivative instruments—futures	63,187	—	—	—	63,187
Separate account assets (a)	3,318,004	—	—	—	3,318,004
Financial liabilities (carried at fair value):
Derivative instruments—foreign exchange forwards	$—	$2,239	$—	$—	$2,239

	December 31, 2020
	Level 1	Level 2	Level 3	Net Asset Value	Total
Financial assets (carried at fair value):
Bonds—industrial & miscellaneous	$—	$10,609	$7,430	$—	$18,039
Common stocks—other	287,409	135,273	10,920	—	433,602
Derivative instruments—interest rate floors and swaps	—	7,670	—	—	7,670
Derivative instruments—foreign exchange forwards	—	2	—	—	2
Derivative instruments—futures	40,466	—	—	—	40,466
Separate account assets (a)	2,765,174	—	—	—	2,765,174
Financial liabilities (carried at fair value):
Derivative instruments—foreign exchange forwards	$—	$1,754	$—	$—	$1,754

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

(a)

Fair values and changes in fair values of separate account assets generally accrue directly to policyholders and are not included in the Company’s revenues, benefits, expenses or surplus. The amounts shown in the previous tables include only the assets for the variable life insurance and variable annuity separate accounts; the amounts exclude the assets for the bank owned life insurance separate accounts.

Included in bonds are those that have been impaired at the reporting date or NAIC 6 and are carried at fair value. SVO valuations are used for some bonds when available. SVO valuations are based upon publicly available prices for identical or similar assets or on valuation models or matrices using observable inputs. Bonds not valued using SVO valuations are those that have been impaired but not designated as in default by the SVO. Fair values for such securities may be determined utilizing unobservable inputs.

The changes in financial instruments measured at fair value, excluding accrued interest income, for which Level 3 inputs were used to determine fair value are as follows:

	December 31, 2021
	Beginning Balance	Transfers into Level 3	Transfers out of Level 3	Total gains and (losses) included in Net Income	Total gains and (losses) in Surplus	Purchases	Sales	Ending Balance
Financial assets (carried at fair value):
Bonds—industrial & miscellaneous	$7,430		$(7,366)	$—	$—	$—	$(64)	$—
Common stocks—other	10,920	—	—	—	(119)	611	(5,298)	6,114

Total assets	$18,350	$—	$(7,366)	$—	$(119)	$611	$(5,362)	$6,114

	December 31, 2020
	Beginning Balance	Transfers into Level 3	Transfers out of Level 3	Total gains and (losses) included in Net Income	Total gains and (losses) in Surplus	Purchases	Sales	Ending Balance
Financial assets (carried at fair value):
Bonds—industrial &	$—	$7,430	$—	$—	$—	$—	$—	$7,430
miscellaneous
Common stocks—other	11,787	—	—	—	(953)	163	(77)	10,920

Total assets	$11,787	$7,430	$—	$—	$(953)	$163	$(77)	$18,350

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

3.	INVESTMENTS AND INVESTMENT INCOME

Bond and stock investments

The admitted value, gross unrealized gains, gross unrealized losses and estimated fair value of investments in bonds and preferred stocks are as follows:

	December 31, 2021
	Admitted Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Bonds
U.S. governments	$3,485,470	$218,310	$37,105	$3,666,675
All other governments	1,319,534	28,222	30,176	1,317,580
U.S. special revenue & special assessment
obligations, non-guaranteed	12,747,547	1,415,505	24,907	14,138,145
Industrial and miscellaneous	33,219,007	1,962,455	203,510	34,977,952
Bank loans	1,532,074	28,429	7,333	1,553,170
Parent, subsidiaries and affiliates	399,951	15,789	368	415,372

Total bonds	$52,703,583	$3,668,710	$303,399	$56,068,894

Preferred stocks	$1,920,572	$23,087	$1,929	$1,941,730

	December 31, 2020
	Admitted Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Bonds
U.S. governments	$2,857,238	$438,404	$1,243	$3,294,399
All other governments	356,028	23,382	1,130	378,280
U.S. special revenue & special assessment
obligations, non-guaranteed	12,770,970	2,101,652	1,498	14,871,124
Industrial and miscellaneous	29,979,008	2,887,723	184,522	32,682,209
Bank loans	1,232,890	21,697	8,818	1,245,769
Parent, subsidiaries and affiliates	618,392	12,368	11,910	618,850

Total bonds	$47,814,526	$5,485,226	$209,121	$53,090,631

Preferred stocks	$1,409,297	$96,180	$773	$1,504,704

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

The cost and admitted value of common stocks—subsidiaries and common stocks—other are as follows:

	December 31, 2021
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Admitted Value
Subsidiaries	$101,422	$168,444	$—	$269,866
Other	590,368	16,120	4,820	601,668

Total	$691,790	$184,564	$4,820	$871,534

	December 31, 2020
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Admitted Value
Subsidiaries	$71,422	$208,106	$—	$279,528
Other	409,489	28,443	4,330	433,602

Total	$480,911	$236,549	$4,330	$713,130

The admitted value and estimated fair value of investments in bonds, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	2021
	Admitted Value	Estimated Fair Value
Due in one year or less	$415,341	$424,085
Due after one year through five years	4,694,504	5,017,535
Due after five years through ten years	8,628,922	9,282,221
Due after ten years	26,470,606	28,510,286
Securities not due at a single maturity date (primarily mortgage-backed securities)	12,494,210	12,834,767

Total bonds	$52,703,583	$56,068,894

As of December 31, 2021, the Company had 23 Bonds rated 5GI with a book adjusted carrying value of $87,192 and fair value of $87,267 and 1 preferred stock carried at amortize cost with book adjusted carrying value of $494 and fair value of $62. As of December 31, 2020, the Company had 32 Bonds rated 5GI with a book adjusted carrying value of $146,253 and fair value of $146,643 and 1 preferred stock carried at amortize cost with book adjusted carrying value of $494 and fair value of $465.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Gross unrealized losses

The Company’s gross unrealized losses and estimated fair value on its bonds and preferred stocks, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	December 31, 2021
	Less than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Bonds
U.S. governments	$1,077,586	$21,013	$277,932	$16,092	$1,355,518	$37,105
All other governments	458,883	25,936	59,771	4,240	518,654	30,176
U.S. special revenue & special assessment obligations, non-guaranteed	1,216,700	21,637	70,974	3,270	1,287,674	24,907
Industrial and miscellaneous	7,389,789	123,214	2,247,933	80,296	9,637,722	203,510
Bank loans	179,240	4,452	35,585	2,881	214,825	7,333
Parent, subsidiaries and affiliates	—	—	67,237	368	67,237	368

Total bonds	10,322,198	196,252	2,759,432	107,147	13,081,630	303,399

Common stocks—unaffiliated	98,478	2,895	583	4,825	99,061	7,720

Preferred stocks	499,981	1,923	7,003	6	506,984	1,929

Total bonds, common and preferred stocks	$10,920,657	$201,070	$2,767,018	$111,978	$13,687,675	$313,048

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

	December 31, 2020
	Less than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Bonds
U.S. government	$296,626	$1,243	$—	$—	$296,626	$1,243
All other governments	127,302	1,130	—	—	127,302	1,130
U.S. special revenue & special assessment obligations, non-guaranteed	93,664	1,252	18,798	246	112,462	1,498
Industrial and miscellaneous	2,502,989	110,871	3,079,093	73,650	5,582,082	184,522
Bank loans	87,699	7,555	68,708	1,263	156,407	8,818
Parent, subsidiaries and affiliates	29,364	2,537	93,411	9,373	122,775	11,910

Total bonds	3,137,644	124,589	3,260,010	84,532	6,397,654	209,121

Common stocks—unaffiliated	2,448	76	568	4,253	3,016	4,329

Preferred stocks	92,034	743	3,970	30	96,004	773

Total bonds, common and preferred stocks	$3,232,126	$125,407	$3,264,548	$88,815	$6,496,674	$214,223

At December 31, 2021, the Company held 14,818 positions in bonds and preferred stocks. The table above includes 1,097 securities of 653 issuers as of December 31, 2021. As of December 31, 2021, 84% of the unrealized losses on bonds were securities rated investment grade. Investment grade securities are defined as those securities rated 1 or 2 by the SVO. Preferred stocks in the above table consist primarily of non-redeemable preferred stocks. At December 31, 2021, bonds and preferred stocks in an unrealized loss position had fair value equal to 98% of amortized cost.

The following summarizes the unrealized losses by investment category as of December 31, 2021.

U.S. government

The unrealized losses on U.S. government securities represent 12% of total unrealized losses at December 31, 2021. The total unrealized losses in this category have increased at December 31, 2021 compared to December 31, 2020. The unrealized losses are due to securities with yields lower than the market yield available on similar securities at December 31, 2021. The previous table indicates 57% of the unrealized losses have been in an unrealized loss position for twelve months or less. The Company does not intend to sell and has the intent and ability to retain the investment until recovery of each security’s amortized cost; therefore, the securities in these categories are not considered to be other-than-temporarily impaired at December 31, 2021.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

All other governments

The unrealized losses on all other governments represent 10% of total unrealized losses at December 31, 2021. The total unrealized losses in this category have increased at December 31, 2021 compared to December 31, 2020. The unrealized losses are applicable to securities with yields lower than the market yield available on similar securities at December 31, 2021. The previous table indicates 86% of the unrealized losses have been in an unrealized loss position for twelve months or less. The Company does not intend to sell and has the intent and ability to retain the investment until recovery of each security’s amortized cost; therefore, the securities in these categories are not considered to be other-than-temporarily impaired at December 31, 2021.

U.S. special revenue and special assessment obligations, non-guaranteed

The unrealized losses on U.S. special revenue and special assessment obligations, non-guaranteed, represent 8% of total unrealized losses at December 31, 2021. The total unrealized losses in this category have increased at December 31, 2021 compared to December 31, 2020. The unrealized losses are applicable to securities with yields higher than the market yield available on similar securities at December 31, 2021. The table indicates 87% of the unrealized losses have been in an unrealized loss position for twelve months or less. Yields increased during 2021 causing decreases in the fair values of investments of this category compared to 2020. The Company does not intend to sell and has the intent and ability to retain the investment until recovery of each security’s amortized cost; therefore, the securities in these categories are not considered to be other-than-temporarily impaired at December 31, 2021.

Industrial and miscellaneous

The unrealized losses on industrial and miscellaneous, represent 65% of unrealized losses at December 31, 2021 and are primarily in corporate bonds, private asset backed securities and collateralized debt obligations backed by various assets. The unrealized losses in this category have increased at December 31, 2021 compared to December 31, 2020. The table indicates 61% of the unrealized losses have been in an unrealized loss position for twelve months or less. The increase in unrealized losses is largely attributable to increases in yields causing decreases in the fair values of investments in this category compared to 2020. The Company reviews its security positions with unrealized losses on an on-going basis and recognizes OTTI if evidence indicates a loss will be incurred. In all other cases, if the Company does not intend to sell these securities prior to recovery and has the intent and ability to retain the investment until recovery of each security’s amortized cost, the security is not considered to be other-than-temporarily impaired.

Bank loans

The unrealized losses on bank loans, represent 2% of unrealized losses at December 31, 2021. The unrealized losses in this category have decreased slightly at December 31, 2021 compared to December 31, 2020. The table indicates 61% of the unrealized losses have been in an unrealized loss position for less than twelve months. The Company does not intend to sell and has the intent and ability to retain the investment until recovery of each security’s amortized cost; therefore, the securities in these categories are not considered to be other-than-temporarily impaired at December 31, 2021.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Parent, subsidiaries and affiliates

The unrealized losses on parent, subsidiaries and affiliates, represent less than 1% of unrealized losses at December 31, 2021. The unrealized losses in this category have decreased at December 31, 2021 compared to December 31, 2020. The table indicates 100% of the unrealized losses have been in an unrealized loss position for greater than twelve months. The Company does not intend to sell and has the intent and ability to retain the investment until recovery of each security’s amortized cost; therefore, the securities in these categories are not considered to be other-than-temporarily impaired at December 31, 2021.

Preferred stocks

This category, which represents 1% of unrealized losses at December 31, 2021, consists of perpetual and redeemable preferred stocks in the industrial and miscellaneous sector, primarily financial institutions. The unrealized losses in this category have increased at December 31, 2021 compared to December 31, 2020. The table indicates 100% of the unrealized losses have been in an unrealized loss position for less than twelve months. The Company reviews its security positions with unrealized losses on an on-going basis and recognizes OTTI if evidence indicates a loss will be incurred. In all other cases, if the Company does not intend to sell these stocks prior to recovery and has the intent and ability to retain the investment until recovery of each stocks amortized cost, the security is not considered to be other-than- temporarily impaired.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Other-than-temporary impairments

As a result of the Company’s review of OTTI of investment securities, OTTI recognized on loan-backed and structured securities is summarized in the following table:

CUSIP	Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI	Recognized Other- Than-Temporary Impairment	Amortized Cost After Other-Than- Temporary Impairment	Fair Value at time of OTTI	Date of Financial Statement Where Reported
BGH4HBXH2	$2,492	$966	$1,526	$1,526	3/31/2021
BGH3LP5T3	7,504	1,692	5,812	5,812	3/31/2021
BGH5C2LS3	9,160	1,998	7,162	7,163	6/30/2021
BGH3LP5T3	3,022	1,014	2,008	1,987	6/30/2021
3137B7N21	1,741	45	1,696	1,696	9/30/2021
3137BBBE9	3,005	200	2,805	2,806	9/30/2021
3137BFXU0	5,358	8	5,350	5,367	9/30/2021
3137BGK32	2,337	43	2,294	2,294	9/30/2021
3137BJP72	753	12	741	740	9/30/2021
12592XBE5	703	32	671	651	9/30/2021
17321JAJ3	347	12	335	318	9/30/2021
17324KAV0	1,889	35	1,854	1,832	9/30/2021
36198FAG7	546	74	472	459	9/30/2021
36248GAF7	442	21	421	413	9/30/2021
46639NAS0	406	62	344	313	9/30/2021
46644RBB0	249	37	212	225	9/30/2021
61690AAF1	1,384	3	1,381	1,345	9/30/2021
92937FAJ0	257	28	229	212	9/30/2021
94989TBC7	220	3	217	209	9/30/2021
26249YAG6	17,268	441	16,827	16,600	9/30/2021
12635XAA3	5,449	176	5,273	5,274	9/30/2021
36173MAA4	7,147	1,874	5,273	5,274	9/30/2021
36173MAB2	12,321	1,955	10,366	10,367	9/30/2021
136040AA0	11,153	6,525	4,628	4,628	12/31/2021
BGH5C2LS3	7,163	2,143	5,020	5,019	12/31/2021
78711DAA5	50,160	22,706	27,454	32,034	12/31/2021

		$42,105

All of the impairments in the table above were recognized due to the inability or lack of intent to retain the investment in the security for a period of time sufficient to recover the amortized cost basis of the security.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Net investment income and net realized capital gains (losses)

The major categories of net investment income reflected in the statements of operations are summarized as follows:

	2021	2020	2019
Bonds	$2,313,227	$2,058,710	$2,080,762
Preferred stocks	79,100	25,166	13,650
Common stocks—other	13,208	11,850	7,813
Mortgage loans	188,120	204,361	215,349
Real estate	10,074	2,607	1,992
Policy loans	21,190	22,860	22,797
Cash, cash equivalents and short-term investments	2,397	5,046	15,115
Derivative instruments	764,920	100,840	170,565
Other invested assets	289,754	127,347	118,396
Other investment income	2,318	1,152	2,105

Total gross investment income	3,684,308	2,559,939	2,648,544
Less: Investment expenses	233,552	239,727	294,837

Net investment income	$3,450,756	$2,320,212	$2,353,707

Investment expenses consist primarily of investment advisory fees, interest expense on repurchase agreements, interest expense on FHLB advances, interest on surplus notes, interest related to derivative collateral liabilities and other expenses related to the administration of investments.

The Company recognized $76,125, $16,408, and $30,680 of net investment income for the years ended December 31, 2021, 2020, and 2019, respectively related to prepayment penalties or acceleration fees on bonds in the general account that were called. The total number of called bonds in the general account were 83, 58, and 42 for the years ended December 31, 2021, 2020, and 2019, respectively.

The Company recognized $3,225, $523, and $806 of net investment income for the years ended December 31, 2021, 2020, and 2019, respectively related to prepayment penalties or acceleration fees on bonds in the separate account that were called. The total number of called bonds in the separate account were 16, 7, and 10 for the years ended December 31, 2021, 2020, and 2019, respectively.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

The major categories of net realized capital gains (losses) reflected in the statements of operations are summarized as follows:

	2021	2020	2019
Bonds	$666,002	$(59,149)	$(41)
Preferred stocks	3,713	13,775	875
Common stocks—other	17,119	(40)	(95)
Mortgage loans	13,022	(57,455)	—
Real Estate	—	63	(5,922)
Short-term investments	599	3	—
Derivative instruments	3,604	(1,382)	(812)
Other invested assets	27,039	(46,265)	(6,573)

Realized capital gains (losses)	731,098	(150,450)	(12,568)
Income tax effects	(180,995)	(7,780)	(7,214)
Amounts transferred to IMR (net of federal income taxes of $153,881, $9,193 and $4,122)	(578,886)	(34,584)	(15,507)

Net realized capital losses	$(28,783)	$(192,814)	$(35,289)

Proceeds from the sale of investments in bonds and the gross gains and losses realized on these sales (excluding OTTI losses, maturities, calls, exchanges and prepayments) were as follows:

	2021	2020	2019
Proceeds from sales	$7,345,316	$4,076,564	$1,377,110
Gross realized gains	742,989	76,899	20,678
Gross realized losses	(38,326)	(95,042)	(18,358)

The gross realized gains (losses) on the bonds represent the difference between the proceeds from the sale of the bonds and the basis of the bonds, which is primarily amortized cost.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Mortgage loans

The following table summarizes the Company’s mortgage loans by property type:

	2021		2020
	Carrying Value	% of Total	Carrying Value	% of Total
Office	$1,414,498	39%	$1,733,208	40%
Retail	751,517	21%	941,150	21%
Hotel	537,453	15%	610,441	14%
Multi-family	419,901	11%	523,106	12%
Industrial	324,901	8%	259,261	6%
Other	179,145	5%	272,365	6%
Medical	37,893	1%	59,936	1%
Residential	—	0%	10,000	0%

Total	$3,665,308	100%	$4,409,467	100%

Mortgage loans by United States geographic locations are as follows:

	2021		2020
	Carrying Value	% of Total	Carrying Value	% of Total
South Atlantic	$1,150,440	31%	1,298,280	29%
Pacific	1,109,602	30%	1,318,536	31%
Middle Atlantic	459,839	13%	705,709	16%
Mountain	376,391	10%	309,142	7%
New England	216,389	6%	225,913	5%
East North Central	143,258	4%	271,257	6%
West South Central	108,184	3%	151,767	3%
West North Central	58,205	2%	70,802	2%
East South Central	43,000	1%	58,061	1%

	$3,665,308	100%	$4,409,467	100%

The Company’s mortgage loans by origination year are as follows:

	Carrying Value	% of Total
2021	$326,908	9%
2020	184,090	5%
2019	513,450	14%
2018	453,880	12%
2017 and prior	2,186,980	60%

	$3,665,308	100%

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

The Company has no outstanding commitments on mortgage loans at December 31, 2021.

Any loan delinquent on contractual payments over 90 days past due is considered non-performing. At December 31, 2021 and 2020, there were no non-performing commercial mortgage loans that were over 90 days past due on contractual payments.

Mortgage loan equivalent ratings are based on the expected loss of the security rather than the probability of defaults. Ratings are assessed by looking at the financial condition of the borrower to make required payments, including the value of the underlying collateral, the market in which the collateral is operating and the level of associated debt.

Information regarding the Company’s credit quality indicators for its recorded investment in mortgage loans, gross of valuation allowances is as follows:

	December 31, 2021		December 31, 2020
	Carrying Value	% of Total	Carrying Value	% of Total
Internal credit risk grade:
CM1	$1,671,999	46%	1,958,512	44%
CM2	1,747,770	48%	2,137,902	49%
CM3	234,942	6%	270,303	6%
CM4	10,597	0%	32,750	1%
Residential—unrated	—	0%	10,000	0%

Total mortgage loans	$3,665,308	100%	$4,409,467	100%

The Company acquired 8 new commercial mortgage loans in 2021 with interest rates ranging from 3.0% to 4.25% .

Information regarding the Company’s loan to value ratio for its recorded investment in mortgage loans, gross of valuation allowances is as follows:

	December 31, 2021		December 31, 2020
	Carrying Value	% of Total	Carrying Value	% of Total
Less than 50%	$460,038	13%	$358,963	8%
50% to 60%	1,566,825	43%	2,025,036	46%
61% to 70%	1,555,536	42%	1,847,531	42%
71% to 80%	82,909	2%	177,937	4%
81% to 90%	—	0%	—	0%
91% to 100%	—	0%	—	0%

Total mortgage loans	$3,665,308	100%	$4,409,467	100%

The loan-to-value ratio is determined using the most recent appraised value. Appraisals are updated periodically when there is an indication of a possible significant collateral decline or there are loan modifications or refinance requests. A loan-to-value ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

The Company reviews its mortgage loans for impairment on an on-going basis. It considers such factors as delinquency of payments, decreases in the value of underlying properties, the financial condition of the mortgagor and the impact of general economic conditions in the geographic areas of the properties collateralizing the mortgages. Once the determination is made that a mortgage loan is impaired, the primary consideration used to determine the amount of the impairment is the fair market value of the underlying property. The Company assumes it would receive the proceeds from the sale of the underlying property less sale expenses. The Company maintains a general allowance for mortgage loan losses. The allowance is determined through an analysis of specific loans that are believed to have a higher risk of credit impairment. The Company held an allowance of $1,974 and $6,193 at December 31, 2021 and 2020, respectively.

One mortgage loan was impaired during the year ended December 31, 2021, via direct write down of the carrying amount of the loans in the amount of $5,936. Three mortgage loans were impaired during the year ended December 31, 2020, via direct write down of the carrying amount of the loans in the amount of $47,012. The impairments were recognized in net realized capital losses in the statements of operations. The recorded investment and unpaid principal balance of the impaired mortgage loans are $24,000 and $46,384, respectively, as of December 31, 2021. The recorded investment and unpaid principal balance of the impaired mortgage loans are $59,719 and $106,731, respectively, as of December 31, 2020. The average recorded investment in impaired loans was $41,860 and $83,749 for the years ended December 31, 2021 and 2020, respectively.

The Company did not restructure or take ownership of real estate in satisfaction of any mortgage loans during 2021 and 2020. Real estate acquired through foreclosure is a component of real estate in the statement of admitted assets, liabilities, and capital and surplus.

Credit risk concentration

The Company generally strives to maintain a diversified invested assets portfolio. Other than investments in U.S. governments and U.S. special revenue bonds, the Company had no investments that exceeded 10% of the Company’s capital and surplus at December 31, 2021.

Restricted assets

The following assets are subject to applicable restrictions under each of the following areas:

	December 31, 2021
Restricted Asset Category	Total Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Subject to repurchase agreements	$4,218,274	6%	6%
FHLB capital stock	132,912	0%	0%
On deposit with states	3,185	0%	0%
Pledged as collateral to FHLB	3,072,795	4%	4%
Pledged as collateral not captured in other categories	79,695	0%	0%

Total restricted assets	$7,506,861	10%	10%

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

	December 31, 2020
Restricted Asset Category	Total Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Subject to repurchase agreements	$3,983,845	6%	6%
FHLB capital stock	132,912	0%	0%
On deposit with states	3,207	0%	0%
Pledged as collateral to FHLB	3,072,795	5%	5%
Pledged as collateral not captured in other categories	60,500	0%	0%

Total restricted assets	$7,253,259	11%	11%

Other

FHLB

The Company is a member of FHLB of Des Moines. In order to maintain its membership and borrow funds, the Company is required to purchase FHLB equity securities. As of December 31, 2021 and 2020, the Company owns common stock totaling $132,912, which is carried at cost.    Resale of these securities is restricted only to FHLB. As a member of FHLB, the Company can borrow money provided that FHLB’s collateral and stock ownership requirements are met. The maximum amount a member can borrow is equal to thirty percent of the Company’s asset balance as of the prior quarter end subject to availability of acceptable collateral. The interest rate and repayment terms differ depending on the type of advance and the term selected. At December 31, 2021 and 2020, the Company had outstanding advances of $3,072,795 from FHLB (see Note 7).

Deposits with regulatory authorities

At December 31, 2021 and 2020, securities (primarily bonds) with admitted carrying values of $3,185 and $3,207 respectively, were on deposit with regulatory authorities as required by law.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

4.	DERIVATIVES AND DERIVATIVE INSTRUMENTS

The following table presents the notional amounts, amortized cost, estimated fair value and carrying value of derivatives:

	December 31, 2021
	Notional Amount	Amortized Cost	Estimated Fair Value	Carrying Value
Assets:
Derivative instruments:
Call options	$21,653,368	$451,286	$1,470,505	$451,286
Futures	934,331	—	63,187	63,187
Interest rate floors	113,000	451	3,695	3,695
Foreign exchange forwards	19,655	—	518	518
Interest rate swaps	137,000	—	1,293	1,293

		$451,737	$1,539,198	$519,979

Liabilities:
Derivative instruments:
Foreign exchange forwards	$76,603	$—	$2,239	$2,239
Written options	8,044,350	156,199	691,562	156,199

		$156,199	$693,801	$158,438

	December 31, 2020
	Notional Amount	Amortized Cost	Estimated Fair Value	Carrying Value
Assets:
Derivative instruments:
Call options	$18,411,245	$411,350	$1,555,260	$411,350
Futures	899,525	—	40,466	40,466
Interest rate floors	113,000	716	7,670	7,670
Foreign exchange forwards	482	—	2	2

		$412,066	$1,603,398	$459,488

Liabilities:
Derivative instruments:
Foreign exchange forwards	$49,346	$—	$1,754	$1,754
Written options	6,119,887	174,648	847,281	174,648

		$174,648	$849,035	$176,402

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

The following table presents the impact of derivatives on net investment income and change in unrealized capital gains (losses):

	2021	2020	2019
Gain (loss) recognized in net investment income
Options	$553,436	$65,988	$7,106
Futures	208,649	32,028	163,155
Interest rate swaps	(144)	726	(83)
Interest rate floors	2,979	2,098	387

	$764,920	$100,840	$170,565

Gain (loss) recognized in net unrealized gains (losses):
Interest rate swaps	$1,293	$(362)	$769
Interest rate floors	(3,711)	2,735	2,185
Foreign exchange derivatives	31	(1,610)	209

	$(2,387)	$763	$3,163

The Company accounts for its financial options, futures, interest rate swaps, and other derivatives in accordance with SSAP 86, Accounting for Derivative Instruments and Hedging, Income Generation, and Replication (Synthetic Asset) Transactions, except for those options accounted for in accordance with IAC 191-97, as discussed in Note 1. Following is a discussion of the various derivatives used by the Company.

Options and futures

The Company has indexed annuity and indexed universal life products that provide for a guaranteed base return and a higher potential return tied to several major equity market indices. In order to fund these benefits the Company purchases index options that compensate the Company for any appreciation over the strike price and offsets the corresponding increase in the policyholder obligation. The Company also enters futures contracts to compensate it for increases in the same indices. The Company classifies these options and futures as derivative instruments.

In accordance with IAC 191-97, the Company carries financial options at amortized cost and amortizes the cost of the index options against investment income over the term of the option. When the options mature, any value received by the Company is reflected as investment income.

The futures contracts have no initial cost and are marked to market daily. That daily mark-to-market is settled through the Company’s variation margin accounts maintained with the counterparty. The Company reports the change in the futures variation margin accounts as investment income.

The hedged annuity liabilities are reported in the statutory statements of admitted assets, liabilities and capital and surplus as a component of liabilities for future policy benefits in accordance with IAC 191-97 and credited indexed returns are reflected in the reserve as realized based on actual index performance. The hedged life liabilities are reported in the statutory statements of admitted assets, liabilities and capital

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

and surplus as a component of liabilities for future policy benefits equal to the implied fair value appreciation of the index options until the policy anniversary date. At the anniversary date, the annuity and life policyholder account values are revalued with amounts credited to the policyholders recognized as a component of increase in aggregate reserves.

The adoption of IAC 191-97 has resulted in a timing variance between the emergence of income on futures and the emergence of the reserve increase associated with the hedged liabilities. The futures earnings are realized daily as they are earned, but the impact to the reserve of market appreciation does not occur until the policy anniversary. To mitigate this variance, to the extent the variance accelerates earnings, the Company has set up a voluntary statutory reserve. The amount of this reserve was $117,560 and $126,888 at December 31, 2021 and 2020, respectively, and is reported as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus. The voluntary reserve is not reported at a value below zero. Futures losses are recognized as incurred as a reduction in investment income.

Other derivative instruments

The Company has entered into interest rate floor and interest rate swap agreements to help manage its overall exposure to interest rate changes. These other derivative instruments do not hedge specific assets or liabilities and as such are not accounted for under hedge accounting. In accordance with SSAP 86, these swaps and floors are reported at fair value in the statements of admitted assets, liabilities and capital and surplus and changes in the fair value are reported as a change in unassigned surplus. The Company recognizes income (expense) on interest rate floor and swaps through investment income. This income is received or paid on reset/settlement date and is accrued until the next reset date.

The Company has entered into foreign currency forwards to protect itself against currency fluctuations on foreign currency denominated financial instruments. These forwards are reported at fair value in the statutory statements of admitted assets, liabilities, and capital and surplus and changes in fair value are reported as a component of change in unassigned surplus.

The following relates to interest rate swaps and interest rate floors. The interest rates are measured against 3-month LIBOR:

	2021	2020
Interest rate swaps:
Fixed rates	0.43% to 0.72%	—%
Interest rate floors, strike rates	3.00%	3.00%

Collateral on derivatives

As a result of market value changes, certain financial institutions involved in the interest rate swap agreements and financial options deposit cash with the Company to collateralize these obligations. The cash collateral and the amount that the Company was permitted to repledge were $350,759 and $295,681 at December 31, 2021 and 2020, respectively. The obligation to repay the collateral is reflected in repurchase agreements, FHLB advances and collateral on derivatives in the statements of admitted assets, liabilities and capital and surplus.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

The Company generally limits its selection of counterparties that are obligated under its non-exchange traded derivative contracts to those with investment grade ratings. As of December 31, 2021, no counterparty had more than 3% exposure to the fair value of the Company’s derivative contracts. Entering into such agreements from financial institutions with long-standing performance records minimizes the credit risk. The amounts of such exposure are essentially the net replacement cost or fair value for such agreements with each counterparty, as well as any interest due the Company from the last interest payment period less any collateral posted by the financial institution.

5.	OFFSETTING OF ASSETS AND LIABILITIES

Certain of the Company’s derivative instruments are subject to enforceable master netting arrangements that provide for the net settlement of all derivative contracts between the Company and counterparty in the event of default or upon the occurrence of certain termination events. Collateral support agreements are also in place requiring the Company or the counterparty to pledge collateral in the event minimum thresholds have been reached, typically related to the fair value of the outstanding derivatives. Additionally, certain of the Company’s repurchase agreements provide for net settlement on termination of the agreement.

The Company reports derivative instruments and repurchase agreements on a gross basis within the statements of admitted assets, liabilities, and capital and surplus.

The tables below present the Company’s gross and net derivative instruments and gross and net repurchase agreements by asset and liabilities:

	December 31, 2021
	Gross Amounts Presented in the Balance Sheet	Collateral- Financial Instruments and/or Cash	Net Amount
Offsetting of financial assets:
Derivatives	$519,979	$350,759	$169,220

Total financial assets	$519,979	$350,759	$169,220

Offsetting of financial liabilities:
Derivatives	$158,438	$—	$158,438
Repurchase agreements	4,508,905	4,508,905	—

Total financial liabilities	$4,667,343	$4,508,905	$158,438

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

	December 31, 2020
	Gross Amounts Presented in the Balance Sheet	Collateral- Financial Instruments and/or Cash	Net Amount
Offsetting of financial assets:
Derivatives	$459,488	$295,681	$163,807

Total financial assets	$459,488	$295,681	$163,807

Offsetting of financial liabilities:
Derivatives	$176,402	$—	$176,402
Repurchase agreements	4,179,530	4,179,530	—

Total financial liabilities	$4,355,932	$4,179,530	$176,402

6.	REAL ESTATE AND EQUIPMENT

The Company purchases and capitalizes various classes of assets in the regular course of its insurance operations. These assets are amortized using the straight-line and accelerated declining balance methodologies over a specified period of years that varies with the class of asset that ranges from 3 years to 39 years. The depreciation expense recorded in 2021, 2020 and 2019 was $22,935, $26,478 and $27,200, respectively. Following is a summary of the capitalized assets (including the Company’s office buildings and real estate acquired in satisfaction of mortgage loans) and the related accumulated depreciation for the major classes of assets:

	Range of Useful Lives	2021	2020
Land	N/A	$10,936	$10,936
Land improvements	15 years	1,099	1,057
Buildings and improvements	39 years	97,369	95,694
Leasehold improvements	Remaining Life of Lease	2,162	3,466
Furniture and fixtures	7 years	5,455	9,054
Computer equipment and software	3 years	237,354	228,492
Other	5 years	38	38

		354,413	348,737
Accumulated depreciation		(223,444)	(209,810)
Nonadmitted		(24,930)	(33,079)

Net admitted value		$106,039	$105,848

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

The net admitted value of these assets is reflected in the following lines in the Company’s statements of admitted assets, liabilities and capital and surplus:

	2021	2020
Real Estate	$100,145	$100,995
Other admitted assets	5,894	4,853

At December 31, 2021 and 2020, real estate consists of $100,145 and $100,995, respectively, for the Company’s offices.

7.	FHLB ADVANCES

The Company is a member of FHLB of Des Moines. In accordance with the FHLB membership agreement, the Company can be required to purchase FHLB common stock in order to borrow funds. These borrowings are reported as FHLB advances in the statements of admitted assets, liabilities and capital and surplus. The Company purchased $0 and $32,000 of additional common stock in 2021 and 2020, respectively. The Company did not sell any common stock in 2021 or 2020. In addition, the Company has posted mortgage loans and agency MBS/CMO fixed income securities with fair values in excess of the amount of the borrowings as collateral.

The amount of FHLB stock held is as follows:

	2021	2020
Membership stock - class A	$10,000	$10,000
Activity stock	122,912	122,912

Total	$132,912	$132,912

The Class A Membership Stock is not eligible for redemption.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

At December 31, 2021 and 2020, the Company had outstanding advances of $3,072,795. It is not part of the Company’s strategy to utilize these funds for operations, and any funds obtained from the FHLB of Des Moines for use in general operations would be accounted for consistent with SSAP No. 15 as borrowed money. The purpose of the advances is to complement the Company’s repurchase agreement program. The advances are reported as a component of repurchase agreements, FHLB advances and collateral on derivatives in the statements of admitted assets, liabilities and capital and surplus. The borrowings outstanding at December 31, 2021 is as follows:

Maturity Date	Advance	Rate
2/11/2022	$88,960	2.84%
3/16/2022	400,000	1.05%
3/18/2022	200,000	2.70%
5/2/2022	90,000	2.63%
6/27/2022	155,455	2.55%
9/9/2022	203,125	3.03%
1/10/2023	75,000	2.03%
1/13/2023	70,000	1.76%
2/3/2023	50,000	1.75%
2/14/2023	130,000	1.75%
3/16/2023	400,000	1.18%
5/18/2023	70,000	1.35%
6/26/2023	155,455	0.93%
10/5/2023	70,000	1.50%
10/30/2023	150,000	1.48%
12/18/2023	65,000	1.98%
1/11/2024	75,000	1.93%
4/1/2024	57,000	0.57%
11/20/2026	150,000	0.88%
11/23/2026	157,800	0.88%
12/18/2026	260,000	0.89%

	$3,072,795

The following table provides the maturity dates and interest rates for forward starting advances:

	December 31, 2021
	FHLB Forward Starting Advance
Maturity date year	Outstanding principle	Interest rate range
2025	$934,415	0.86% – 1.05%
2026	203,125	1.28%

Total FHLB forward starting advance	$1,137,540

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Forward starting advances are advances that will settle in the future at locked in interest rates. The above forward starting advances will settle in 2022 and will replace the outstanding advances that mature in 2022.

Interest expense incurred during 2021, 2020 and 2019 was $57,009, $57,271 and $48,817, respectively, and is reported as a component of net investment income in the statement of operations. The Company has determined the actual maximum borrowing capacity as $3,944,256. The Company calculated this amount in accordance with limitations in the FHLB capital plan (e.g., current FHLB capital stock, limitations in the FHLB capital plan, current and potential acquisitions of FHLB capital stock, etc.).

The amount of collateral pledged to the FHLB is as follows:

Amount pledged as of reporting date	Fair Value	Carrying Value	Aggregate total borrowing
2021	4,728,480	4,418,691	3,072,795
2020	4,932,421	4,349,009	3,072,795

Maximum amount pledged during reporting period	Fair Value	Carrying Value	Amount borrowed at time of maximum collateral
2021	4,728,480	4,418,692	3,072,795
2020	5,034,115	4,624,514	3,072,795

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

8.	REPURCHASE AGREEMENTS

The following tables summarizes the repurchase agreements accounted for as a secured borrowing for the Company:

Type of Repo Trades Used

2021
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Bilateral (YES/NO)	YES	YES	YES	YES
Tri-party (YES/NO)	YES	YES	YES	YES

Original (flow) & residual maturity

	2021
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum amount
Open—no maturity	$3,000	$4,136	$4,136	$1,136
Overnight	328,000	328,000	328,000	328,270
2 days to 1 week	328,000	328,000	328,000	478,270
>1 week to 1 month	328,000	650,633	478,270	478,270
>1 month to 3 months	391,633	823,133	328,000	408,270
>3 months to 1 year	575,133	656,500	1,368,428	1,721,668
>1 year	3,504,397	3,397,397	3,438,530	3,248,500

Ending balance
Open—no maturity	$3,000	$4,136	$1,136	$1,136
Overnight	—	—	—	—
2 days to 1 week	50,000	—	—	—
>1 week to 1 month	328,000	431,500	478,270	328,270
>1 month to 3 months	391,633	—	—	225,000
>3 months to 1 year	328,500	641,000	1,368,398	706,000
>1 year	3,359,397	3,335,030	2,811,102	3,248,500

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Securities sold under repo- secured borrowing

	2021
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum amount
Book adjusted carrying value (“BACV”)	XXX	XXX	XXX	$4,355,433
Nonadmitted—subset of BACV	XXX	XXX	XXX	XXX
Fair value	$4,605,216	$4,651,328	$4,811,784	$4,811,784
Ending Balance
BACV	XXX	XXX	XXX	$4,218,274
Nonadmitted—subset of BACV	XXX	XXX	XXX	XXX
Fair value	$4,575,686	$4,651,328	$4,811,784	$4,608,486

Securities sold under repo- secured borrowing by NAIC designation

	As of December 31, 2021
	NONE	NAIC 1	NAIC 2	NAIC 3
Bonds – BACV	$—	$1,379,843	$392,880	$—
Bonds – FV	—	1,469,772	416,607	—
LB & SS – BACV	—	2,445,551	—	—
LB & SS – FV	—	2,722,106	—	—

Total assets – BACV	$—	$3,825,394	$392,880	$—
Total assets – FV	$—	$4,191,878	$416,607	$—

	As of December 31, 2021
	NAIC 4	NAIC 5	NAIC 6	Non- Admitted
Bonds – BACV	$—	$—	$—	$—
Bonds – FV	—	—	—	—
LB & SS – BACV	—	—	—	—
LB & SS – FV	—	—	—	—

Total assets – BACV	$—	$—	$—	$—
Total assets – FV	$—	$—	$—	$—

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Collateral received- secured borrowing

	2021
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Maximum Amount
Cash	$5,458,163	$6,187,798	$6,273,363	$6,664,383
Securities (FV)	—	—	—	—
Ending Balance
Cash	$4,460,530	$4,411,665	$4,658,905	$4,508,905
Securities (FV)	—	—	—	—

Cash and non-cash collateral received- secured borrowing by NAIC designation

	As of December 31, 2021
	NONE	NAIC 1	NAIC 2	NAIC 3
Ending balance
Cash	$4,508,905	$—	$—	$—

Total collateral assets – FV	$4,508,905	$—	$—	$—

	As of December 31, 2021
	NAIC 4	NAIC 5	NAIC 6	Does Not Qualify As Admitted
Ending balance
Cash	$—	$—	$—	$—

Total collateral assets – FV	$—	$—	$—	$—

Allocation of aggregate collateral by remaining contractual maturity

As of December 31, 2021
Fair Value
30 days or less	$328,270
31 to 90 days	225,000
> 90 days	3,954,500

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Allocation of aggregate collateral reinvested by remaining contractual maturity

	As of December 31, 2021
	Amortized Cost	Fair Value
30 days or less	$—	$—
121 to 180 days	—	—
181 to 365 days	1,246	1,246
1 to 2 years	40,671	41,112
2 to 3 years	19,217	19,452
> 3 years	4,401,858	4,447,171

Liability to return collateral- secured borrowing

	2021
	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Maximum amount
Cash (collateral—all)	$5,458,163	$6,187,798	$6,273,363	$6,664,383
Securities collateral (FV)	—	—	—	—
Ending balance
Cash (collateral—all)	$4,460,530	$4,411,665	$4,658,905	$4,508,905
Securities collateral (FV)	—	—	—	—

In addition to the securities summarized in the maturity distribution above, the Company holds short-term investments representing the balance of the repurchase agreement liabilities. The Master Repurchase Agreements with the various counterparties do not require the Company to invest the proceeds in securities with maturities matching the maturities of the repurchase agreement liabilities. As previously stated, a majority of the Company’s repurchase agreements are for terms of greater than one year. The Company has sufficient cash flows from operations and investment maturities, pay downs and calls to meet the repurchase obligations under the outstanding agreements. In addition, the Company has the ability to sell securities to meet future repayment obligations under the agreements.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

9.	REINSURANCE

The Company is primarily involved in the cession and, to a lesser degree, assumption of life and annuity reinsurance with other companies. Reinsurance premiums and claims ceded and assumed for the years ended December 31 are as follows:

	2021		2020		2019
	Ceded	Assumed	Ceded	Assumed	Ceded	Assumed
Premiums written	$3,904,711	$1,666	$1,120,417	$13,064	$744,001	$43,933
Claims incurred	528,126	21,882	491,553	25,763	395,999	23,976
Reserve changes	3,480,002	(354,673)	432,783	(169,129)	(128,679)	4,008

Premiums and benefits incurred are stated net of the amounts of premiums and claims assumed and ceded. Policy benefit reserves and policy claims and benefits payable are reported net of the related reinsurance receivables. These receivables are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts.

The Company is a party to a reinsurance agreement with North American. In this indemnity agreement, the Company assumes 80% of all policies issued by North American on or after January 1, 2014 of specific annuity plans. The Company recognized $775, $12,929 and $43,733 at December 31, 2021, 2020 and 2019, respectively, of premium under this agreement in the statement of operations. The Company retrocedes 100% of this business to a third party reinsurer through a modified coinsurance agreement.

The Company is a party to a modified coinsurance agreement with a third-party reinsurer. This indemnity agreement covers 80% of all policies issued by the Company on or after January 1, 2014 of specific annuity plans along with 100% of the business the Company assumes from North American in the coinsurance agreement discussed in the previous paragraph. In this agreement, the Company retains, on behalf of the reinsurer, assets equal to the statutory liabilities associated with the reinsured policies. The Company recognized $1,137,689 and $2,600,569 at December 31, 2021 and 2020, respectively, of modified coinsurance reserves under this agreement in the statements of admitted assets, liabilities, and capital and surplus.

The Company is party to a reinsurance agreement providing for the coinsurance of 30% for certain policies that were acquired from an acquisition in 2002. The reinsurer assumes 30% of the net premiums and benefits related to this block of business and reimburses the Company for various expenses related to this business through the expense allowances provided for in the agreement. Reserve credits of $267,952 and $276,549 associated with this agreement are reported as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities, and capital and surplus as of December 31, 2021 and 2020, respectively.

The Company is a party to two funds withheld coinsurance agreements with a third-party reinsurer. These are indemnity agreements that cover 50% of substantially all policies of specific annuity plans issued from January 1, 2002 through March 31, 2005, 60% of substantially all policies of specific annuity plans issued from April 1, 2005 through February 29, 2008 and 50% of substantially all policies of

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

specific annuity plans issued from March 1, 2008 through November 30, 2013 of specific annuity plans. In these agreements, the Company agrees to withhold, on behalf of the assuming company, assets equal to the statutory reserve associated with these policies. A funds withheld liability of $2,863,676 and $3,092,420 is reflected as a component of funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus as of December 31, 2021 and 2020, respectively.

The Company is a party to a coinsurance agreements with a third-party reinsurer. This indemnity agreement covers 100% of all policies issued from January 1, 2008 through September 30, 2009 of specific annuity plans. Reserve credits of $117,824 and $127,537, associated with this agreement are reported as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities, and capital and surplus as of December 31, 2021 and 2020, respectively. In addition, reserve credits of $1,473 and $816 associated with this agreement are reported as a component of policy and contract claims in the statements of admitted assets, liabilities, and capital and surplus as of December 31, 2021 and 2020, respectively.

The Company is party to a coinsurance and yearly renewable term agreement with a third-party reinsurer that was effective on January 1, 2016. The Company ceded policies issued during 2016 for specific annuity plans. Premiums ceded under this agreement of $20,352, $18,050 and $15,687 are reported as a component of life insurance and annuity premiums and other considerations in the statements of operations for the year ended December 31, 2021, 2020 and 2019, respectively. Reserve credits of $143,641 and $127,750 associated with this agreement are reported as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus as of December 31, 2021 and 2020, respectively. A funds withheld liability of $72,113 and $55,331 is reflected as a component of funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus as of December 31, 2021 and 2020, respectively.

The Company has a coinsurance agreement with MNL Re, an affiliated limited purpose subsidiary life insurance company. The agreement has subsequently been amended to extend the term and increase the life insurance policies covered under the agreement. The Company ceded a defined block of permanent life insurance products to MNL Re. The Company recognized reserve credits of $1,318,921 and $1,067,683 under this agreement on December 31, 2021 and 2020, respectively, which are reflected as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus. The Company recognized $712,205 and $626,778 at December 31, 2021 and 2020, respectively, of funds held under coinsurance under this agreement in the statements of admitted assets, liabilities and capital and surplus. The reserve credit was supported by a contingent note guarantee (“LLC Note”) with a balance of $606,715 and $440,905 for 2021 and 2020, respectively. The LLC Note held by MNL Re, which functions in a manner similar to a standby letter of credit and which Midland National is a beneficiary, is an admitted asset under Iowa prescribed practice and the surplus generated by this prescribed practice has been retained in the carrying value of MNL Re.

On December 31, 2011, the Company entered into a coinsurance agreement with Solberg Re, an affiliated limited purpose subsidiary life insurance company. The agreement has subsequently been amended to extend the term and increase the life insurance policies covered under the agreement. The Company ceded a defined block of term life insurance to Solberg Re. The Company received experience refunds related to this agreement of $10,241, $18,170 and $12,015 during the years ended December 31, 2021,

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

2020 and 2019, respectively. The Company recognized reserve credits of $536,961 and $540,543 under this agreement on December 31, 2021 and 2020, respectively, which are reflected as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus. The Company recognized $198,999 and $191,472 at December 31, 2021 and 2020, respectively, of funds held under coinsurance under this agreement which is reported as funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus. The reserve credit was supported by an LLC Note with a balance of $337,962 and $349,070 for 2021 and 2020, respectively. The LLC Note held by Solberg Re, which functions in a manner similar to a standby letter of credit and which Midland National is a beneficiary, is an admitted asset under Iowa prescribed practice and the surplus generated by this prescribed practice has been retained in the carrying value of Solberg Re.

On September 30, 2019, the Company entered into a coinsurance agreement with Canal Re, an affiliated limited purpose subsidiary life insurance company. The Company ceded a defined block of term life insurance products to Canal Re. The Company received experience refunds related to this agreement of $25,549 and $44,467 during the years ended December 31, 2021 and 2020, respectively. The Company recognized reserve credit of $347,654 and $294,576 under this agreement on December 31, 2021 and 2020, respectively, which is reflected as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus. The Company recognized $146,400 and $113,471 at December 31, 2021 and 2020, respectively, of funds held under coinsurance under this agreement which is reported as funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus. The reserve credit was supported by an LLC Note with a balance of $201,253 and $181,105 for 2021 and 2020, respectively. The LLC Note held by Canal Re, which functions in a manner similar to a standby letter of credit and which Midland National is a beneficiary, is an admitted asset under Iowa prescribed practice and the surplus generated by this prescribed practice has been retained in the carrying value of Canal Re.

On December 31, 2020, the Company entered into a coinsurance agreement with a third party reinsurer. The Company has ceded a defined block of permanent life insurance products to the third party reinsurer. The Company recognized $549,956 and $465,852 at December 31, 2021 and 2020, respectively, of funds held under coinsurance under this agreement as a component of funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus. A reserve credit of $739,591 and $626,313 associated with this agreement is reported as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus as of December 31, 2021 and 2020, respectively.

On October 31, 2021, the Company entered into a funds withheld coinsurance agreement with SFG Bermuda, an affiliated company domiciled in Bermuda, under which the Company ceded 100% of certain fixed index annuity policies issued prior to October 1, 2021. The Company also cedes 80% of all fixed index annuity policies issued on or after October 1, 2021. The Company ceded premiums of $3,410,246 during 2021 which includes the initial ceding premium on the inforce business ceded. The Company recognized $3,365,728 at December 31, 2021 of funds held under coinsurance under this agreement as a component of funds held under coinsurance in the statements of admitted assets, liabilities and capital and surplus. A reserve credit of $3,356,579 associated with this agreement is reported as a component of liabilities for future policy benefits in the statements of admitted assets, liabilities and capital and surplus as of December 31, 2021. The treaty also involved the coinsurance of interest maintenance reserve generated by the assets in the funds withheld portfolio. An interest maintenance reserve credit associated with this treaty of $490,480 is reported as a component of interest maintenance reserves in the statements of admitted assets liabilities and capital and surplus as of December 31, 2021.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

The Company is a party to several reinsurance agreements with Scottish Re (U.S.), Inc. (“SRUS”) for cession of mortality risks on its life insurance business. SRUS was put into rehabilitation in 2019. In 2020, as a result of the Company’s ongoing assessment of the rehabilitation proceedings, it was deemed unlikely that the Company would be able to recover from SRUS the full amount of reserve credit recognized for business ceded to SRUS. In 2020, the Company recorded an impairment of $17,830 which was reflected in increase in liabilities for future life and annuity policy benefits in the statement of operations and as an increase of liabilities for future policy benefits on the statement of admitted assets, liabilities, and capital and surplus. As of December 31, 2021 and 2020, reserve credit of $8,826 and $14,801, respectively, net of impairment, was included in liabilities for future policy benefits on the statements of admitted assets, liabilities, and capital and surplus related to the Company’s reinsurance contracts with SRUS.

The estimated amount of the aggregate reduction in surplus (for agreements other than those under which the reinsurer may unilaterally cancel for reasons other than the nonpayment of premiums or other similar credits) for nonperformance or termination of all reinsurance agreements, by either party, is $1,057,380 as of December 31, 2021.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

10.	FUTURE POLICY BENEFITS AND POLICY PREMIUMS DUE, DEFERRED OR UNCOLLECTED

Reserves for life contracts and deposit-type contracts

The Company waives deduction of deferred fractional premiums upon death of the insured. For policies without flexible premiums the Company returns any portion of the final premium beyond the policy month of death. Reserves include the excess of the surrender value over the reserve as otherwise computed. Additional premiums plus the regular gross premium for the true age are charged for substandard lives. Mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (50%) of the extra premium charge for the year for fixed premium plans and one-half of the extra risk charge for the month for flexible premium plans.

At December 31, 2021 and 2020, the Company had $14,366,065 and $16,571,341, respectively, of insurance in force for which the gross premiums are less than the net premiums according to the standard of valuation set by the State of Iowa. At December 31, 2021 and 2020, reserves to cover the above insurance totaled $275,708 and $273,443, respectively, before reinsurance ceded. The Company anticipates investment income as a factor in the calculations of its premium deficiency reserves.

The Company fully adopted valuation manual standard 20 (“VM-20”) as of January 1, 2020. The VM-20 reserving methodology is a principles based approach required for life insurance policies which uses prudent estimate assumptions. At December 31, 2021 and 2020, the Company held VM-20 reserves for the applicable life insurance policies in the amount of $3,266,645 and $778,106, respectively. These reserves were reflected in the liabilities for future policy benefits and as a decrease to unassigned surplus in the statements of admitted assets, liabilities and capital and surplus.

The Company adopted valuation manual standard 21 (“VM-21”) as of January 1, 2020. The VM-21 reserving methodology is a principles based approach required for variable annuity policies which uses prudent estimate assumptions for interest and other assumptions. The adoption of VM-21 resulted in a reduction of the applicable reserves on variable annuity policies in the amount of $12,573 and was reflected in the liabilities for future policy benefits and as an increase to unassigned surplus in the statements of admitted assets, liabilities and capital and surplus. The Company elected to record the full impact in 2020 rather than electing to grade in the change in valuation basis. At December 31, 2021 and 2020, the Company held VM-21 reserves for the applicable life insurance policies in the amount of $2,785,595 and $2,324,071, respectively. These reserves were reflected in the liabilities for future policy benefits and as a decrease to unassigned surplus in the statements of admitted assets, liabilities and capital and surplus.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Analysis of annuity actuarial reserves and deposit liabilities by withdrawal characteristics

A portion of the Company’s liabilities for future policy benefits relate to liabilities established on a variety of products that are not subject to significant mortality and morbidity risk; however, there may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics and the related percentage of the total, are summarized as follows at December 31:

Individual Annuities

	2021
	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	Percent
Subject to discretionary withdrawal With market value adjustment	$22,736,206	$—	$—	$22,736,206	68%
At book value less current surrender charge of 5% or more	139,142	—	—	$139,142	—%
At fair value—separate account non-guaranteed	—	—	2,497,318	2,497,318	8%

Total with market value adjustment	22,875,348	—	2,497,318	$25,372,666	76%
At book value without adjustment (minimal or no charge or adjustment)	7,578,348	—	—	$7,578,348	23%
Not subject to discretionary withdrawal	284,492	—	—	$284,492	1%

Total	30,738,188	—	2,497,318	$33,235,506	100%

Reinsurance ceded	4,804,586	—	—	4,804,586

Total (gross—ceded)	$25,933,602	$—	$2,497,318	$28,430,920

Amount included in book value less surrender charges above that will move to book value without adjustment for the first time within the year after the statement date:	$54,694

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

	2020
	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	Percent
Subject to discretionary withdrawal With market value adjustment	$22,180,061	$—	$—	$22,180,061	70%
At book value less current surrender charge of 5% or more	254,248	—	—	254,248	1%
At fair value—separate account non-guaranteed	—	—	2,029,339	2,029,339	7%

Total with market value adjustment	22,434,309	—	2,029,339	24,463,648	78%
At book value without adjustment (minimal or no charge or adjustment)	6,432,378	—	—	6,432,378	21%
Not subject to discretionary withdrawal	287,636	—	—	287,636	1%

Total	29,154,323	—	2,029,339	31,183,662	100%

Reinsurance ceded	2,017,289	—	—	2,017,289

Total (gross—ceded)	$27,137,034	$—	$2,029,339	$29,166,373

Amount included in book value less surrender charges above that will move to book value without adjustment for the first time within the year after the statement date:	$5,105

Group Annuities

	2021
	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	Percent
Subject to discretionary withdrawal With market value adjustment	$1,910,147	$—	$—	$1,910,147	35%
At book value less current surrender charge of 5% or more	4,965	—	—	4,965	—%
At fair value—separate account non-guaranteed	—	—	—	—	—%
Total with market value adjustment	1,915,112	—	—	1,915,112	35%

At book value without adjustment (minimal or no charge or adjustment)	3,313,807	—	—	3,313,807	62%
Not subject to discretionary withdrawal	170,967	—	—	170,967	3%

Total (gross: direct + assumed	5,399,886	—	—	5,399,886	100%

Reinsurance ceded	1,685,310	—	—	1,685,310

Total (gross—ceded)	$3,714,576	$—	$—	$3,714,576

Amount included in book value less surrender charges above that will move to book value without adjustment for the first time within the year after the statement date:	$—

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

	2020
	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	Percent
Subject to discretionary withdrawal With market value adjustment	$2,298,845	$—	$—	2,298,845	39%
At book value less current surrender charge of 5% or more	5,850	—	—	5,850	—%
At fair value—separate account non-guaranteed	—	—	—	—	—%

Total with market value adjustment	2,304,695	—	—	2,304,695	39%
At book value without adjustment (minimal or no charge or adjustment)	3,491,299	—	—	3,491,299	60%
Not subject to discretionary withdrawal	32,157	—	—	32,157	1%

Total (gross: direct + assumed	5,828,151	—	—	5,828,151	100%

Reinsurance ceded	1,336,896	—	—	1,336,896

Total (gross—ceded)	$4,491,255	$—	$—	$4,491,255

Amount included in book value less surrender charges above that will move to book value without adjustment for the first time within the year after the statement date:	$—

Deposit-type Contracts

	2021
	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	Percent
Subject to discretionary withdrawal With market value adjustment	$3,841	$—	$—	3,841	1%
At book value less current surrender charge of 5% or more	—	—	—	—	—%
At fair value—separate account non-guaranteed	—	—	—	—	—%

Total with market value adjustment	3,841	—	—	3,841	1%
At book value without adjustment (minimal or no charge or adjustment)	327,307	—	—	327,307	56%
Not subject to discretionary withdrawal	255,265	—	—	255,265	43%

Total (gross: direct + assumed	586,413	—	—	586,413	100%

Reinsurance ceded	654	—	—	654

Total (gross—ceded)	$585,759	$—	$—	$585,759

Amount included in book value less surrender charges above that will move to book value without adjustment for the first time within the year after the statement date:	$—

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

	2020
	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	Percent
Subject to discretionary withdrawal With market value adjustment	$5,243	$—	$—	5,243	2%
At book value less current surrender charge of 5% or more	—	—	—	—	—%
At fair value—separate account non-guaranteed	—	—	—	—	—%

Total with market value adjustment	5,243	—	—	5,243	2%
At book value without adjustment (minimal or no charge or adjustment)	100,256	—	—	100,256	29%
Not subject to discretionary withdrawal	239,837	—	—	239,837	69%

Total (gross: direct + assumed	345,336	—	—	345,336	100%

Reinsurance ceded	732	—	—	732

Total (gross—ceded)	$344,604	$—	$—	$344,604

Amount included in book value less surrender charges above that will move to book value without adjustment for the first time within the year after the statement date:	$—

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Analysis of life actuarial reserves by withdrawal characteristics

	2021
	General Account
	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Universal life	$8,673,914	$8,632,526	$8,558,333
Universal life with secondary guarantees	524,521	386,536	2,299,982
Indexed universal life	4,263,219	3,818,356	3,845,318
Indexed universal life with secondary guarantees	554,629	405,302	868,741
Other permanent cash value life insurance	185,551	185,551	293,788
Variable universal life	90,985	89,976	94,728
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	—	—	1,369,169
Accidental death benefits	—	—	715
Disability—active lives	—	—	7,779
Disability—disabled lives	—	—	39,207
Miscellaneous reserves	—	—	392,582

Total	14,292,819	13,518,247	17,770,342
Reinsurance ceded	646,296	499,480	3,490,382

Total net of reinsurance ceded	$13,646,523	$13,018,767	$14,279,960

	2021
	Separate Account with Guarantees
	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Universal life	$2,891,381	$2,891,381	$2,890,763
Universal life with secondary guarantees	—	—	—
Indexed universal life	—	—	—
Indexed universal life with secondary guarantees	—	—	—
Other permanent cash value life insurance	—	—	—
Variable universal life	—	—	—
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	—	—	—
Accidental death benefits	—	—	—
Disability—active lives	—	—	—
Disability—disabled lives	—	—	—
Miscellaneous reserves	—	—	—

Total	2,891,381	2,891,381	2,890,763
Reinsurance ceded	—	—	—

Total net of reinsurance ceded	$2,891,381	$2,891,381	$2,890,763

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

	2021
	Separate Account Non-guaranteed
	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Universal life	$—	$—	$—
Universal life with secondary guarantees	—	—	—
Indexed universal life	—	—	—
Indexed universal life with secondary guarantees	—	—	—
Other permanent cash value life insurance	—	—	—
Variable universal life	792,341	779,257	782,030
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	—	—	—
Accidental death benefits	—	—	—
Disability—active lives	—	—	—
Disability—disabled lives	—	—	—
Miscellaneous reserves	—	—	—

Total	792,341	779,257	782,030
Reinsurance ceded	—	—	—

Total net of reinsurance ceded	$792,341	$779,257	$782,030

	2020
	General Account
	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Universal life	$6,466,529	$6,436,172	$6,374,205
Universal life with secondary guarantees	641,475	477,144	2,163,479
Indexed universal life	3,536,864	3,151,404	3,170,802
Indexed universal life with secondary guarantees	632,652	461,587	875,618
Other permanent cash value life insurance	181,692	181,692	286,980
Variable universal life	83,276	82,000	87,144
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	—	—	1,331,863
Accidental death benefits	—	—	760
Disability—active lives	—	—	8,927
Disability—disabled lives	—	—	41,791
Miscellaneous reserves	—	—	399,619

Total	11,542,488	10,789,999	14,741,188
Reinsurance ceded	232,935	233,111	3,146,075

Total net of reinsurance ceded	$11,309,553	$10,556,888	$11,595,113

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

2020
Separate Account with Guarantees
	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Universal life	$2,735,962	$2,735,962	$2,735,375
Universal life with secondary guarantees	—	—	—
Indexed universal life	—	—	—
Indexed universal life with secondary guarantees	—	—	—
Other permanent cash value life insurance	—	—	—
Variable universal life	—	—	—
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	—	—	—
Accidental death benefits	—	—	—
Disability—active lives	—	—	—
Disability—disabled lives	—	—	—
Miscellaneous reserves	—	—	—

Total	2,735,962	2,735,962	2,735,375
Reinsurance ceded	—	—	—

Total net of reinsurance ceded	$2,735,962	$2,735,962	$2,735,375

2020
Separate Account Non-guaranteed
	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Universal life	$—	$—	$—
Universal life with secondary guarantees	—	—	—
Indexed universal life	—	—	—
Indexed universal life with secondary guarantees	—	—	—
Other permanent cash value life insurance	—	—	—
Variable universal life	710,833	695,326	698,073
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	—	—	—
Accidental death benefits	—	—	—
Disability—active lives	—	—	—
Disability—disabled lives	—	—	—
Miscellaneous reserves	—	—	—

Total	710,833	695,326	698,073
Reinsurance ceded	—	—	—

Total net of reinsurance ceded	$710,833	$695,326	$698,073

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Policy premium due, deferred and uncollected

Gross premiums are amounts charged to the policyholder and recognized as income when due from policyholders under the terms of the insurance contract. Net premiums are the amount calculated on the basis of the interest and mortality table used to calculate the policy reserves. The difference between gross premium and net premium is referred to as loading and generally includes allowances for acquisition costs and other expenses, but also includes the differences in mortality and interest assumptions utilized for statutory reserving purposes.

Due, deferred and uncollected life insurance premiums (net of reinsurance ceded) are summarized as follows at December 31:

	2021		2020
	Gross	Net of Loading	Gross	Net of Loading
Ordinary—new business	$8,379	$1,968	$7,632	$319
Ordinary—renewal	79,533	162,854	77,002	158,628

	$87,912	$164,822	$84,634	$158,947

11.	SEPARATE ACCOUNTS

The Company has separate accounts for its variable life and annuity business and a portion of its bank owned life insurance business. Information regarding the separate accounts of the Company is as follows:

	2021	2020
Reserves at December 31 for accounts with assets at:
Market value	$3,279,348	$2,727,412
Amortized cost	2,890,763	2,735,375

Total reserves	$6,170,111	$5,462,787

By withdrawal characteristics:
At book value without MV adjustment and with current surrender charges less than 5%	$6,170,111	$5,462,787
Not subject to discretionary withdrawal	—	—

Reserves for asset default risk in lieu of AVR	$6,170,111	$5,462,787

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Following is a summary reconciliation of amounts reported as transfers to and from separate accounts in the summary of operations of the Company’s NAIC separate account annual statements with the amounts reported as net transfers to separate accounts in the accompanying statements of operations for the years ended December 31:

	2021	2020	2019
Reconciliations of net transfers to (from) separate accounts
Transfers of premiums to separate accounts	$651,572	$295,797	$353,359
Transfers from separate accounts	(394,848)	(298,174)	(282,843)

Net transfers to (from) the separate accounts as reported in the statements of operations	$256,724	$(2,377)	$70,516

The Company has variable annuities with guaranteed benefits including guaranteed death benefits and guaranteed living benefits. The total maximum guarantee provided to the separate account associated with guaranteed death benefits of $47,870, $48,759, $48,744, $85,497 and $47,313 as of December 31, 2021, 2020, 2019, 2018 and 2017, respectively. The risk charges remitted to the general account associated with these guarantees was $868, $747, $512, $590 and $638 for 2021, 2020, 2019, 2018 and 2017, respectively.

12.	CAPITAL AND SURPLUS AND DIVIDEND RESTRICTIONS

The Company has 2,549,439 common stock shares authorized, issued and outstanding. The Company has no preferred stock outstanding. Without prior approval of its domiciliary commissioner, dividends to shareholders is limited by the laws of the Company’s state of incorporation, Iowa, to $985,380 in 2022 an amount that is based on restrictions relating to the 2021 net gain from operations and statutory surplus. Within these limitations, there are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to its stockholder. The unassigned surplus of $3,414,966 is unrestricted and held for the benefit of the Company’s stockholder.

During 2021, the Company paid ordinary cash dividends in the amounts of $219,652 on March 31 and $80,000 on December 31 to its stockholder, SFG.

On October 25, 2013, the Company issued a surplus note to its parent, SFG, for $142,000. This note is reported as a component of capital and surplus in the statement of admitted assets, liabilities and capital and surplus. The surplus note bears annual interest at 7.5% payable in semi-annual installments. The maturity date of the note is October 31, 2043. Payment of principal and interest on this note is subject to approval by the Iowa Insurance Division. The Company incurred interest expense of $10,650 in 2021, 2020 and 2019. The Company has recognized life-to-date interest of $88,850.

On December 30, 2014, the Company issued a surplus note to its parent, SFG, for $200,000. This note is reported as a component of capital and surplus in the statement of admitted assets, liabilities and capital and surplus. The surplus note bears annual interest at 7.0% payable in semi-annual installments. The maturity date of the note is December 30, 2044. Payment of principal and interest on this note is subject to approval by the Iowa Insurance Division. The Company incurred interest expense of $14,000 in 2021, 2020 and 2019. The Company has recognized life-to-date interest of $98,000.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

On June 30, 2017, the Company issued a surplus note to its parent, SFG, for $295,000. This note is reported as a component of capital and surplus in the statement of admitted assets, liabilities and capital and surplus. The surplus note bears annual interest at 6.0% payable in semi-annual installments. The maturity date of the note is June 30, 2047. Payment of principal and interest on this note is subject to approval by the Iowa Insurance Division. The Company incurred interest expense of $17,700 in 2021, 2020, and 2019. The Company has recognized life-to-date interest of $77,347.

On December 30, 2017, the Company issued a surplus note to its parent, SFG, for $200,000. This note is reported as a component of capital and surplus in the statement of admitted assets, liabilities and capital and surplus. The surplus note bears an annual interest rate at 6.0% payable in semi-annual installments. The maturity date of the note is December 30, 2047. Payment of principal and interest on this note is subject to approval by the Iowa Insurance Division. The Company incurred interest expense of $12,000 in 2021, 2020, and 2019. The Company has recognized life-to-date interest of $48,000.

On December 30, 2020, the Company issued a surplus note to its parent, SFG, for $200,000. This note is reported as a component of capital and surplus in the statement of admitted assets, liabilities and capital and surplus. The surplus note bears an annual interest rate at 6.5% payable in semi-annual installments. The maturity date of the note is December 30, 2050. Payment of principal and interest on this note is subject to approval by the Iowa Insurance Division. The Company incurred interest expense of $10,863 and $0 in 2021 and 2020, respectively. The Company has recognized life-to-date interest of $10,863.

13.	INCOME TAXES

The components of the net deferred tax asset recognized by the Company at December 31 are as follows:

	2021			2020			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
Gross deferred tax asset	$576,282	$46,816	$623,098	$560,764	$61,252	$622,016	$15,518	$(14,436)	$1,082
Statutory valuation allowance	—	—	—	—	—	—	—	—	—

Adjusted gross deferred tax	576,282	46,816	623,098	560,764	61,252	622,016	15,518	(14,436)	1,082
Deferred tax assets nonadmitted	134,105		134,105	152,426	—	152,426	(18,321)	—	(18,321)

Subtotal net admitted deferred tax asset	442,177	46,816	488,993	408,338	61,252	469,590	33,839	(14,436)	19,403

Deferred tax liabilities	149,755		149,755	166,272	—	166,272	(16,517)	—	(16,517)

Net admitted deferred tax	$292,422	$46,816	$339,238	$242,066	$61,252	$303,318	$50,356	$(14,436)	$35,920

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

	2021			2020			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
Admission Calculation
Components SSAP No. 101:
(a) Federal income taxes paid in prior years recoverable through loss carrybacks	$—	$46,816	$46,816	$—	$—	$—	$—	$46,816	$46,816

(b) Adjusted gross deferred tax assets expected to be realized after application of the threshold limitation	292,422	—	$292,422	242,066	61,252	$303,318	50,356	(61,252)	$(10,896)

Adjusted gross deferred be realized following the balance sheet date	292,422	—	$292,422	242,066	61,252	303,318	50,356	(61,252)	(10,896)
Adjusted gross deferred tax assets allowed per limitation threshold	XXX	XXX	735,727	XXX	XXX	584,533	XXX	XXX	151,194
(c) Adjusted gross deferred tax assets offset by gross deferred tax liabilities	149,755	—	$149,755	166,272	—	166,272	(16,517)	—	$(16,517)

Deferred tax assets admitted as the result of application of SSAP No. 101 (a)+(b)+(c)	$442,177	$46,816	$488,993	$408,338	$61,252	$469,590	$33,839	$(14,436)	$19,403

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

	2021	2020
Ratio percentage used to determine recovery period and threshold limitation amount	844%	752%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation	$4,904,846	$3,896,885

The impact of tax planning strategies at December 31 is as follows:

	2021		2020		Change
	(1) Ordinary	(2) Capital	(3) Ordinary	(4) Capital	(5) (Col 1-3) Ordinary	(6) (Col 2-4) Capital
Impact of tax-planning strategies
(a) Determination of adjusted gross deferred tax assets and net admitted deferred tax assets, by tax character as a percentage
1. Adjusted gross DTAs amount from note 9A1(c)	$576,282	$46,816	$560,764	$61,252	$15,518	$(14,436)
2. Percentage of adjusted gross DTAs by tax character attributable to the impact of tax planning strategies	1.1%	7.5%	1.4%	9.8%	(0.3)%	(2.3)%
3. Net admitted adjusted gross DTAs amount from note 9A1(e)	$442,177	$46,816	$408,338	$61,252	$33,839	$(14,436)
4. Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax planning strategies	2.0%	13.8%	2.8%	20.2%	(0.8)%	(6.4)%

The Company’s tax-planning strategies do not include the use of reinsurance.

There are no deferred tax liabilities that have not been recognized.

Current income taxes incurred consist of the following major components at December 31:

	2021	2020	2019
Current income tax:
Federal income tax on operations	$137,652	$120,855	$63,666
Federal income tax on net capital gains	180,995	7,780	7,214
Other	(14,838)	4,832	6,571

Federal and foreign income taxes incurred	$303,809	$133,467	$77,451

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

The components of deferred tax assets and deferred tax liabilities are as follows:

	2021	2020	Change
Deferred tax assets:
Ordinary
Policyholder reserves	$285,903	$316,834	$(30,931)
Investments	2,843	2,722	121
Deferred acquisition costs	232,876	187,240	45,636
Fixed assets	5,147	6,870	(1,723)
Compensation and benefits accrual	2,980	2,927	53
Pension accrual	30,190	29,005	1,185
Receivables—nonadmitted	1,391	1,552	(161)
Other (including items <5% of total ordinary tax assets)	14,952	13,614	1,338

Subtotal	576,282	560,764	15,518
Nonadmitted	134,105	152,426	(18,321)

Admitted ordinary deferred tax assets	442,177	408,338	33,839
Capital
Investments	46,816	61,252	(14,436)

Admitted capital deferred tax assets	46,816	61,252	(14,436)

Admitted deferred tax assets	$488,993	$469,590	$19,403

Deferred Tax Liabilities:
Ordinary
Investments	$54,237	$58,225	$(3,988)
Fixed assets	9,798	11,015	(1,217)
Deferred and uncollected premium	34,613	33,379	1,234
Policyholder reserves	51,563	64,829	(13,266)
Other (including items <5% of total ordinary tax liabilities)	(456)	(1,176)	720

Subtotal	149,755	166,272	(16,517)

Deferred tax liabilities	149,755	166,272	(16,517)

Net deferred tax assets	$339,238	$303,318	$35,920

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

The provision for income taxes incurred is different from that which would be obtained by applying the statutory Federal income tax rate to income before income taxes. The significant items causing this difference for the year ended December 31, 2021, are as follows:

	Tax Effect	Effective Tax Rate
Provision computed at statutory rate	$386,251	21.0%
IMR amortization	(5,224)	(0.3)%
Tax exempt income	(55,993)	(3.0)%
Tax credits	(40,467)	(2.2)%
Change in nonadmitted assets	1,793	0.1%
Other	(21,198)	(1.2)%

Total statutory income taxes	$265,162	14.4%

Federal income taxes incurred	$303,809	16.5%
Change in net deferred income taxes	(38,647)	(2.1)%

Total statutory income taxes	$265,162	14.4%

At December 31, 2021, the Company had no operating loss or tax credit carryforwards available and has not made any deposits under Section 6603 of the Internal Revenue Code. The income taxes incurred in the current and prior years that will be available for recoupment in the event of a future capital loss are $198,525 in 2021, $15,775 in 2020 and $3,075 in 2019.

14.	EMPLOYEE BENEFIT PLANS

The Company provides certain postretirement health care and life insurance benefits for eligible active employees through health and welfare benefit plans. Substantially all employees working for the Company are eligible for those benefits at retirement. The type and amount of benefit varies based on the plan in effect for a particular employee group.

As of December 31, 2021, the Company anticipates contributing the following amounts to its health care plan:

2022	$1,034
2023	1,044
2024	1,060
2025	1,113
2026	1,180
Thereafter	6,421

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

The following table summarizes the assets, benefit obligations and other information related to these plans as of December 31, 2021 and 2020:

	Underfunded
Change in Postretirement Benefits	2021	2020	2019
Benefit obligation at beginning of year	$35,149	$30,335	$26,488
Service cost	1,600	1,319	1,141
Interest cost	814	939	1,050
Contribution by plan participants	509	523	390
Actuarial gain (loss)	(4,199)	3,929	2,629
Benefits paid	(1,032)	(1,214)	(1,363)
Plan amendments	—	(682)	—

Benefit obligation at end of year	$32,841	$35,149	$30,335

	Postretirement Benefits
Change in plan assets	2021	2020
Fair value of plan assets at beginning of year	$—	$—
Actual return on plan assets	—	—
Foreign currency exchange rate changes	—	—
Reporting entity contribution	523	690
Aplan participants’ contributions	509	523
Benefits paid	(1,032)	(1,213)
Business combinations, divestitures and settlements	—	—

Fair value of plan assets at end of year	$—	$—

	Postretirement Benefits
Components of net periodic benefit costs	2021	2020	2019
Service cost	$1,600	$1,319	$1,141
Interest cost	814	939	1,050
Gains and losses	367	210	—
Prior service cost or credits	(96)	(81)	104

Total net periodic benefit cost	$2,685	$2,387	$2,295

Amounts in unassigned funds (surplus) recognized	Postretirement Benefits
as components of net periodic benefit cost	2021	2020	2019
Net prior service cost or credit arising during the period	$—	$(683)	$—
Net prior service cost or credit recognized	96	81	(104)
Net gain and loss arising during the period	(4,199)	3,929	2,629
Net gain and loss recognized	(367)	(210)	—

Items not yet recognized as a component of net periodic cost—current year	$(4,470)	$3,117	$2,525

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Amounts in unassigned funds (surplus) that have	Postretirement Benefits
not yet been recognized as components of net periodic benefit cost	2021	2020
Net prior service cost or credit	$—	$(96)
Net recognized gains and losses	17	449

Weighted-average assumptions used to determine	Postretirement Benefits
net periodic benefit cost as of December 31	2021	2020
Weighted-average discount rate	2.40%	3.12%
Expected long-term rate of return on plan assets	n/a	n/a
Rate of compensation increase	n/a	n/a

Weighted-average assumptions used to determine	Postretirement Benefits
projected benefit obligation as of December 31	2021	2020
Weighted average discount rate	2.75%	2.40%
Rate of compensation increase	n/a	n/a

The Company participates in an Employee Stock Ownership Plan (“ESOP”) sponsored by SEI covering eligible employees of SFG. SFG pays and recognizes as an expense the current year allocation to its employees pursuant to the terms of a service agreement with SEI. SEI is responsible for funding employee distributions from the SEI ESOP to participants as they occur.

Compensation expense is recognized as shares to participants are committed to be released.

The expense for 2021, 2020 and 2019 was $33,375, $17,501 and $22,136, respectively.

15.	OTHER RELATED PARTY TRANSACTIONS

The Company pays fees to SEI under management contracts that cover certain investment, accounting, employee benefit and management services. The Company was charged $36,321, $31,765 and $34,493 in 2021, 2020 and 2019 , respectively, related to these contracts.

In 2013, the Company issued guaranteed investment contracts (“GICs”) to SEI for $102,000. In 2016, the Company issued additional GICs of $100,000. During 2020, the contracts were surrendered. In 2021, Midland National reissued GICs to SEI for $200,000 that had been surrendered in 2020. These contracts totaling $200,000 and $0 in 2021 and 2020, respectively, are included in liabilities for deposit type funds in the statements of admitted assets, liabilities and capital and surplus. Interest incurred on these contracts was $1,386, $3,114 and $4,932 in 2021, 2020 and 2019, respectively.

The Company pays investment management fees to an affiliate, Guggenheim Partners Investment Management Inc. (“GPIM”). SEI holds an indirect interest in Guggenheim. During 2021, 2020 and 2019, the Company incurred fees of $53,321, $47,585 and $44,239, respectively, for these investment management services. The fees are calculated based on the average fair value of invested assets under management multiplied by a contractual rate.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

Guggenheim Commercial Real Estate Finance, LLC, (an indirect subsidiary of Guggenheim) provides commercial mortgage loan origination and servicing services for the Company. The Company incurred expense of $7,651, $7,776 and $8,109 in 2021, 2020 and 2019, respectively, for these commercial mortgage services. The fee is calculated monthly based on the outstanding principal balance of the commercial mortgage loans and real estate owned multiplied by a contractual rate.

SEI has a noncontrolling interest in KDC Holdings, LLC (“KDC”), a real estate development and investment company focusing on office build-to-suite facilities. KDC Des Moines Development One, LLC, (“KDCDM”) a subsidiary of KDC, provided services to the Company associated with the construction of a new home office building in West Des Moines, Iowa. During 2021 and 2020, the Company paid KDCDM $0 and $2,909, respectively, for these services, and capitalized those costs as building and improvements reported as a component of real estate in the statements of admitted assets, liabilities and capital and surplus.

In December 2020, the Company originated a commercial mortgage loan for Pathfinder Ranches, LLC, which is an indirect subsidiary of SEI. The reported value was $25,000 at December 31, 2021 and 2020, and is reported in mortgage loans in the statements of admitted assets, liabilities and capital and surplus at December 31, 2021. The loan was issued at 4.35% and matures in 2027. Interest earned on this loan was $1,088 in 2021.

At December 31, 2021, the Company holds an investment security issued by GPIM. The security is reported in invested assets in the statements of admitted assets, liabilities, and capital and surplus at December 31, 2021 (3.50% interest, $51,816 par, $51,778 reported value, due 2023). At December 31, 2020, the security was reported in invested assets in the statements of admitted assets, liabilities, and capital and surplus (3.50% interest, $52,413 par, $52,355 reported value, due 2023).

The Company holds $348,173 and $566,036 of investments in debt securities issued by affiliates which are reported in bonds in the statements of admitted assets, liabilities, and capital and surplus at December 31, 2021 and December 31, 2020, respectively. The Company also holds $1,078,429 and $605,653 of limited partnership interests in affiliates which are reported in other invested assets in the statement of admitted assets, liabilities, and capital and surplus at December 31, 2021 and 2020, respectively.

The Company provided certain investment, accounting, policy administration and management services to North American. The Company received reimbursements of $147,536, $128,942 and $132,296 in 2021, 2020 and 2019, respectively, for the costs incurred to render such services.

The Company provides certain insurance and noninsurance services to MNL Re. The Company received reimbursements of $100 in each of 2021, 2020 and 2019 for the costs incurred to render such services.

The Company provides certain insurance and noninsurance services to Solberg Re. The Company received reimbursements of $100 in each of 2021, 2020 and 2019 for the costs incurred to render such services.

The Company provides certain insurance and noninsurance services to Canal Re. The Company received reimbursements of $100, $125 and $0 in 2021, 2020 and 2019, respectively, for the costs incurred to render such services.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

The Company provided certain investment, accounting, payroll administration and management services to SIG for which it was reimbursed $6,305, $6,333 and $5,527 in 2021, 2020 and 2019, respectively, for costs incurred to render such services.

The Company provided certain investment, accounting, payroll administration and management services to SFN for which it was reimbursed $24,945, $19,750 and $22,304 in 2021, 2020 and 2019, respectively, for costs incurred to render such services.

The Company provides certain accounting, payroll administration and management services to Beacon. The Company received reimbursements of $270 in 2021 and $0 in 2020 and 2019, respectively, for the costs incurred to render such services.

The Company provides certain insurance and noninsurance services to SFG Bermuda. The Company received reimbursements of $500 in 2021 and $0 in 2020 and 2019, for the costs incurred to render such services.

The Company issued surplus notes payable to SFG. The borrowings were $1,037,000 as of December 31, 2021 and 2020. The Company paid interest to SFG in the amount of $65,213 in 2021 and $54,350 2020 and 2019. See Note 12 for further discussion of these surplus notes.

The Company is party to coinsurance agreements with North American, MNL Re, Solberg Re, Canal Re, and SFG Bermuda. See Note 9 for further discussion of these transactions.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(a wholly owned subsidiary of Sammons Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS – STATUTORY BASIS

AS OF DECEMBER 31, 2021, 2020 and 2019

(Dollars in Thousands)

16.	COMMITMENTS AND CONTINGENCIES

Limited partnership commitments

At December 31, 2021 and 2020, the Company had outstanding capital commitments to limited partnerships of $751,352 and $832,285, respectively.

Lease commitments

The Company leases certain equipment and office space. Rental expense on operating leases of $1,871, $4,055 and $4,323 were incurred in 2021, 2020 and 2019, respectively. The approximate future minimum lease payments under these non-cancelable leases at December 31, 2021 are as follows:

2022	$488
2023	506
2024	506
2025	441
2026	313
Thereafter	2,349

Other contingencies

Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer’s own financial strength.

The Company has, in the normal course of business, claims and lawsuits filed against it. In some cases the damages sought are substantially in excess of contractual policy benefits. The Company believes these claims and lawsuits, either individually or in the aggregate, will not materially affect the Company’s financial position or results of operations.

17.	SUBSEQUENT EVENTS

The Company evaluated subsequent events through April 21, 2022, the date the financial statements were available to be issued. There were no subsequent event transactions that required disclosure in the financial statements.

On February 24, 2022, the armed forces of the Russian Federation invaded Ukraine. The invasion has caused a major disruption to the people and businesses of Ukraine and has resulted in numerous sanctions being placed on the government and businesses of Russia. The Company has limited exposure to this conflict in the form of fixed maturity securities held by the Company that were issued by entities in Russia and Ukraine or issued with underlying exposure to collateral associated with Russia. The Company is unable to estimate the specific impact to those investments at this time, but does not believe that impact will be material to the overall results of the Company.

OTHER INFORMATION

THE REGISTERED SEPARATE ACCOUNT

Registered Separate Account. The Midland National Life Separate Account C invests your premiums that are allocated to, and Contract Value that is transferred to, the Subaccounts. The Registered Separate Account was established under the insurance laws of the State of South Dakota in March 1991 and is now governed by Iowa law. It is registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940.

We are the legal owner of all assets held in the Registered Separate Account and use the assets to support your Contract and other variable annuity Contracts. We may permit charges owed to us to stay in the Registered Separate Account. Thus, we may also participate proportionately in the Registered Separate Account. These accumulated amounts belong to us and we may transfer them from the Registered Separate Account to our General Account. The assets in the Registered Separate Account equal to the reserves and other liabilities of the Registered Separate Account may not be charged with liabilities arising out of our other business. The obligations under the Contracts are our obligations. The income, gains and losses (realized and unrealized) of the Registered Separate Account are credited to or charged against the Registered Separate Account without regard to our other income, gains, or losses. Under certain unlikely circumstances, one Subaccount of the Registered Separate Account may be liable for claims relating to the operations of another Subaccount.

Our Right to Change How We Operate the Registered Separate Account.

We have the right to modify how we operate the Registered Separate Account. In making any changes, we may not seek approval of Owners (unless approval is required by law). We have the right to:

•	add Investment Options to, or remove Investment Options from our Registered Separate Account;

•	combine two or more Subaccounts;

•	withdraw assets relating to our variable annuities from one Subaccount and put them into another. However, if required, we would first seek approval from the Securities and Exchange Commission;

•

eliminate an Investment Portfolio’s shares and substitute shares of another Investment Portfolio or another open-end, registered investment company. This may happen if the Investment Portfolio’s shares are no longer available for investment or, if in our judgment, further investment in the Investment Portfolio is inappropriate in view of the Registered Separate Account’s purposes. However, if required, we would first seek approval from the Securities and Exchange Commission and the insurance regulator where the Contract is delivered;

•	end the registration of our Registered Separate Account under the Investment Company Act of 1940;

•

operate our Registered Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of “interested persons” of Midland under the Investment Company Act of 1940); and

•

operate our Registered Separate Account or one or more of the Subaccounts in any other form the law allows, including a form that allows us to make direct investments. In addition, we may disapprove any change in investment advisors or investment policies unless a law or regulation provides differently.

If any changes are made that result in a material change to any Subaccount, then you will be notified. We may, for example, cause the Subaccount to invest in another mutual fund other than or in addition to the current Investment Portfolios.

If you are enrolled in a dollar cost averaging, automatic rebalancing or a comparable program when an underlying Investment Portfolio merger, substitution or liquidation takes place, unless otherwise noted in a communication from us, your Accumulation Value invested in such Subaccounts will be transferred automatically to the designated surviving Subaccount, in the case of mergers; the replacement Subaccount, in the case of substitutions; and in the Default Account in the case of liquidations. Your DCA or automatic rebalancing enrollment instructions will be automatically updated to reflect the surviving Subaccount, the replacement Subaccount or the Default Account, as the case may be, for any continued and future transfers or premium payments.

If you want to transfer the amount in a Subaccount that is changed as a result of a fund merger, substitution or liquidation, you may do so, without charge, by writing to our Customer Service Center.

THE NON-REGISTERED SEPARATE ACCOUNT

To support our obligations under the Cycle Investments we have established under the Iowa Insurance Law, and hold assets in, the “non-unitized” separate account. The income, gains and losses, realized or unrealized, from assets allocated to the separate account will be credited to or charged against the account, without regard to other income, gains or losses of the Company.

We are the sole owner of the assets of the Non-Registered Separate Account. We may invest and trade the assets of the Non-Registered Separate Account in any manner we choose. The only restrictions on our investments of the assets held in the Non-Registered Separate Account are those set forth by Iowa Insurance Laws. While we plan to invest the assets of the separate Account in a manner that generates a return that approximates the change in the applicable Index, subject to the Cap Rate and Participation Rate, the Floor Rate and Buffer Rate, all benefits payable are determined according to the applicable Cycle Investment Unit Value. The amounts payable under this Contract are determined by the Cycle Investment Unit Value, regardless of the performance of the assets held in the Non-Registered Separate Account. The Contract Owner does not participate in the performance of the assets held in the separate account.

We may, subject to applicable state law, transfer all assets allocated to the Non-Registered Separate Account to our General Account.

The separate account is not required to be registered, and is not registered, as an investment company under the Investment Company Act of 1940.

Our current plan is to invest Non-Registered Separate Account assets in fixed-income obligations, including but not limited to corporate bonds, mortgage-backed and asset-backed securities, government and agency issues and derivative contracts including but not limited to option contracts. We may also invest in interest rate swaps. Although the above generally describes our plan for investing the assets supporting our obligations under the Cycle Investments, we are not obligated to invest those assets according to any particular plan except as we may be required to by state insurance laws.

No Contract Owner participates in the investment results of any assets we hold in relation to the Cycle Investments.

While we hold assets in the Non-Registered Separate Account we have established under the Iowa Insurance Law to support our obligations under Cycle Investments, the Cycle Investments are General Account obligations.

MODIFICATION TO THE CONTRACT

Upon notice to you, we may modify the Contract to:

(a)	permit the Contract or the Separate Accounts to comply with any applicable law or regulation issued by a government agency;

(b)	assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or variable annuity Contracts;

(c)	reflect a change in the operation of the Separate Accounts; or

(d)	provide additional Investment Options.

In the event of such modifications, we will make an appropriate endorsement to the Contract.

ADMINISTRATIVE PROCEDURES

If you have any questions about your Contract or need to make changes, then contact your Advisor, or contact us at our Customer Service Center:

P.O. Box 9261

Des Moines, IA 50306-9261 (Regular Mail)

8300 Mills Civic Parkway

West Des Moines, IA 50266-3833 (Overnight Delivery)

Phone : (866) 747-3421 (toll-free)

Fax : (866) 511-7038 (toll-free)

You currently may send correspondence and transaction requests to us at the above Customer Service Center address or by facsimile or telephone at the numbers listed above. Our service representatives are available between the hours of 7:30 a.m. and 5:00 p.m. Monday through Friday (Central Time), excluding holidays and any day the New York Stock Exchange is not open. Any requests for partial withdrawals, transfers, and surrenders sent to another number or address may not be considered received at our Customer Service Center and will not receive that day’s price. The procedures we follow for facsimile requests include a written confirmation sent directly to you and your Advisor following any transaction request. We will employ reasonable procedures to confirm that instructions communicated by telephone or facsimile are genuine. We may revoke facsimile, internet and telephone transaction privileges at any time for some or all Owners.

The procedures we follow for transactions initiated by telephone may include requirements that callers identify themselves and the Owner by name, social security number, date of birth of the Annuitant or an Owner, or other identifying information. We disclaim any liability for losses resulting from unauthorized or allegedly unauthorized facsimile, internet or telephone requests that we believe to be genuine. We may record all telephone requests. There are risks associated with requests made by facsimile (possible falsification of faxed documents by others), internet or telephone (possible falsification of Owner identity) when the original signed request is not sent to our Customer Service Center. You bear those risks.

Facsimile, internet, and telephone correspondence and transaction requests may not always be available. Facsimile, internet, and telephone systems can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should mail your correspondence and transaction request to our Customer Service Center.

Change of Address Notification. To protect you from fraud and theft, we may verify any changes in address you request by sending a confirmation of the change to both your old and new addresses. We may also call you to verify the change of address.

LEGAL PROCEEDINGS

Midland National Life Insurance Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, Midland National believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on the Registered Separate Account, on the ability of Sammons Financial Network, LLC (“Sammons Financial Network”) to perform under its distribution agreement, or on the ability of the Company to meet its obligations under the contract.

DISTRIBUTION OF THE CONTRACT

We have entered into a distribution agreement with our affiliate, Sammons Financial Network for the distribution and sale of the Contracts. Sammons Financial Network is a Delaware limited liability company and its principal office is located at 8300 Mills Civic Parkway, West Des Moines, IA 50266. Sammons Financial Network is an indirect wholly owned subsidiary of Sammons Enterprises, Inc., of Dallas, Texas, the ultimate parent company of Midland National Life Insurance Company.

We pay compensation to Sammons Financial Network based on sales of the Contract up to 1.50% of the amount invested. Sammons Financial Network, in turn, may pay up to that full amount to affiliated and/or unaffiliated selling broker-dealers and other financial intermediaries with whom it has selling or other agreements. Sammons Financial Network may pay additional compensation in recognition of certain expenses that may be incurred by them or on their behalf. Sammons Financial Network may also pay certain broker-dealers or other financial intermediaries’ compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). Services for which such marketing allowance payments are made may include, but are not limited to, the preferred placement of Midland National, its affiliates services and products, including but not limited to placing the Contract on a company and/or selling broker-dealer product list; sales personnel training; product training; business reporting;

technological support; due diligence and related costs; advertising, marketing and related services; conferences; and/or other support services, including some that may benefit the Contract Owners. Marketing allowance payments may be based on the amount of assets or purchase payments attributable to Contracts sold through a selling broker-dealer or such payments may be a fixed amount. Sammons Financial Network may also make fixed marketing allowance payments to selling broker-dealers in connection with the initiation of a new relationship or the introduction of a new product, including training and education. These payments may serve as an incentive for selling broker-dealers to promote the sale of particular products. Additionally, as an incentive for financial professionals of selling broker-dealers to promote the sale of our and our affiliates’ products and services Sammons Financial Network may increase the sales compensation paid to the selling broker-dealer for a period of time (commonly referred to as “compensation enhancements”). Marketing allowances and compensation enhancements are made out of Sammons Financial Network’s assets. Not all selling broker-dealers receive marketing allowance payments or compensation enhancements.

In addition, Sammons Financial Network may offer sales incentive programs to financial professionals who meet specified total production levels for the sale of both affiliated and unaffiliated products which provide cash and non-cash compensation such as expense-paid trips, expense-paid educational seminars and merchandise.

The amount and structure of the foregoing compensation arrangements create potential conflicts of interest for the recipient insofar as they create financial incentives that may influence the recipient selling broker-dealer or financial professional to present this Contract over other investment alternatives. Selling broker-dealers are expected to disclose and eliminate or mitigate such conflicts in accordance with applicable regulatory requirements.

We do not pay commissions to financial intermediaries (i.e., Advisors) who receive Advisory Fees from Contract Owners. Your Advisor receives compensation in connection with the Contract in the form of those Advisory Fees.

Although we take all of our costs into account in establishing the level of fees and expenses in our products, any compensation paid by us to Sammons Financial Network will not result in any separate charge under the Contract. All payments made will be in compliance with all applicable FINRA rules and other laws and regulations.

PORTFOLIO VOTING RIGHTS

We invest the assets of our Registered Separate Account in shares of the Investment Portfolios. Midland National is the legal Owner of the shares and has the right to vote on certain matters. Among other things, we may vote:

•	to elect the Funds’ or Trust’s Board of Directors/Trustees,

•	to ratify the selection of independent auditors for the Investment Portfolios,

•	on any other matters described in the Investment Portfolios’ current prospectuses or requiring a vote by shareholders under the Investment Company Act of 1940, and

•	in some cases, to change the investment objectives and Contracts.

Even though we own the shares, we may give you the opportunity to tell us how to vote the number of shares that are allocated to your Contract. If the federal securities laws or regulations or interpretations of them change so that we are permitted to vote shares of the Investment Portfolio in our own right or to restrict Owner voting, then we may do so.

Fund companies determine if and how often shareholder meetings are held. As we receive notice of these meetings, we will ask for your voting instructions. The Investment Portfolios are not required to and generally do not hold a meeting in any given year.

If we do not receive instructions in time from all Owners, then we currently intend to vote those shares in the same proportion as we vote shares for which we have received instructions in that Investment Portfolio. We currently intend to vote any Investment Portfolio shares that we and our affiliates alone are entitled to vote in the same proportions that Owners vote. The effect of this proportional voting is that a small number of Owners may control the outcome of a vote.

How We Determine Your Voting Shares

You may participate in voting only on matters concerning the Investment Portfolios in which your Accumulation Value has been invested. We determine your voting shares in each Investment Option by dividing the amount of your Accumulation Value allocated to that Subaccount by the net asset value of one share of the corresponding Investment Portfolio. This is determined as of the record date set by the Fund’s/Trust’s Board of Directors/Trustees for the shareholders meeting.

If you have a voting interest, then we will provide you proxy material and a form for giving us voting instructions. In certain cases, we may disregard instructions relating to changes in the Investment Portfolio’s adviser or the investment adviser Contracts of the portfolios.

Voting Privileges of Participants in Other Companies

Other insurance companies own shares in the Investment Portfolios to support their variable life insurance and variable annuity products. We do not foresee any disadvantage to this. Nevertheless, each Fund’s/Trust’s Board of Directors/Trustees will monitor events to identify conflicts that may arise and determine appropriate action. If we disagree with any Investment Portfolio action, then we will see that appropriate action is taken to protect our Owners. If we ever believe that any of the Investment Portfolios are so large as to materially impair its investment performance, then we will consider exercising our right to remove or close the investing Subaccount.

Suitability of the Contract

Because of the fees and expenses and possible loss of principal and earnings from prior periods, the Contracts are not appropriate for short-term investment. In addition, Non-Qualified Contracts may be most appropriate for those who have already made maximum use of other tax favored investment plans such as 401(k) plans. The tax-deferred feature of the Contract is most favorable to those in high tax brackets. The tax-deferred feature is not necessary for a tax-qualified plan. In such instances, purchasers should consider whether other features, such as the lifetime annuity payments make the Contract appropriate for their purposes. Before purchasing a Contract, you should obtain competent tax advice and financial advice both as to the tax treatment of the Contract and the suitability of the investment for your particular situation.

This Contract is not designed for resale or speculation, arbitrage, viatical settlements or any type of collective investment scheme. This Contract may not be traded on any stock exchange or secondary market. By purchasing this Contract, you represent and warrant that you are not purchasing or intending to use this Contract, for resale, speculation, arbitrage, viatical settlements or any type of collective investment scheme.

Other Products

We may offer other variable annuity contracts through our Registered Separate Account that also invest in some of the same portfolios. These annuity contracts may have different charges and may offer different benefits. We encourage you to carefully consider the costs and benefits of the Contract to ensure that it is consistent with your personal investment goals and needs. To obtain more information about these annuity contracts, contact your Advisor, or call us at (866) 747-3421.

Electronic Delivery

You may elect to receive prospectuses, transaction confirmations, reports and other communications in electronic format, instead of receiving paper copies of these documents. The electronic delivery service is subject to various terms and conditions, including a requirement that you promptly notify us of any change in your e-mail address, in order to avoid any disruption of deliveries to you. You may elect to discontinue e-Delivery at any time and may also request paper copies of any documents by contacting our Customer Service Center. You may obtain more information and assistance at https://www.midlandnational.com/midlandadvisory or by writing us at our mailing address P.O. Box 9261 Des Moines, IA 50306-9261 or by telephone at (866) 747-3421.

Reports to Owners

We send you a quarterly report within 31 days after the end of each calendar quarter showing the Contract Value, Surrender Value, and the Death Benefit as of the end of the Calendar Quarter. The report will also show the allocation of your Contract Value and reflects amounts deducted since the last report.

Confirmation notices will be sent to you and your Advisor for premiums, partial withdrawals, surrenders, transfers of amounts between Investment Options and certain other financial transactions within 5 Business Days of processing.

You should promptly notify our Customer Service Center of any errors or discrepancies. We will review and correct any errors.

Unless you specifically request paper copies, we will make semi-annual reports with financial information on the portfolios available on a website. Each time a report is posted, we will send you a notice that includes a link to the report.

Assigning Your Contract

In general, you may assign your rights in a Non-Qualified Contract, however, we reserve the right, except to the extent prohibited by applicable laws, regulations, or actions of the state insurance commissioner, to refuse assignments or transfers at any time on a non-discriminatory basis. You must send a copy of the assignment to our Customer Service Center. The assignment does not take effect until we accept and approve it. We are not responsible for the validity of the assignment or for any payment we make or any action we take before we record notice of the assignment. An absolute assignment is a change of Ownership. There may be tax consequences.

This Contract is not designed for resale, speculation, arbitrage, viatical settlements or any other type of collective investment scheme. This Contract may not be traded on any stock exchange or secondary market.

Exemption from Exchange Act Reporting

We are relying on the exemption provided by Rule 12h-7 under the 1934 Act. In reliance on that exemption, we do not file periodic and current reports that we would be otherwise required to file pursuant to Section 15(d) of the 1934 Act.

Payment of Contract Proceeds

We will generally pay any Death Benefits, withdrawals, or surrenders within seven days after receiving the required form(s) in Good Order at our Customer Service Center.

We may delay payment or transfers for one or more of the following reasons:

•	We cannot determine the amount of the payment,

•	the New York Stock Exchange is closed,

•	trading in securities has been restricted by the SEC,

•	an emergency exists or if for any reason it is not reasonably practicable to dispose of or fairly value the securities held in an Investment Option,

•	The SEC by order permits us to delay payment to protect our Owners, or

•	Your premium check(s) have not cleared your bank.

If, pursuant to SEC rules, any Investment Portfolio suspends payment of redemption proceeds including, in the case of a money market fund Subaccount (which is the Subaccount used as the Default Account), in connection with liquidation of the underlying portfolio or as a result of portfolio liquidity levels then we will delay payment of any transfer (including a transfer under a DCA program), partial withdrawal, surrender, or Death Benefit from the corresponding Subaccount until the suspension of redemptions is lifted or the portfolio pays redemption proceeds.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a premium payment and/or “freeze” an Owner’s account. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, or Death Benefits, make transfers, or continue making annuity payments. If a Contract or Investment Option is frozen, the applicable Contract Value would be moved to a special segregated interest bearing account and held in that account until we receive instructions from the appropriate federal regulator. We may also be required to provide information about you and your Contract to the government agencies and departments.

APPENDIX A –INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT

The following is a list of the portfolios currently available under the Contract. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which can be amended from time to time and can be found online at https://www.midlandnational.com/midlandadvisory. You can also request this information at no cost by calling 866-747-3421 or sending an email request to SecuritiesPI@sfgmembers.com.

The current expenses and performance information below reflects fees and expenses of the Investment Portfolios, but does not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these charges were included. Each investment portfolio’s past performance is not necessarily an indication of future performance.

Type/Investment Objective	Portfolio Company and Advisor/ Subadvisor	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1-Year Return	5-Year Returns	10-Year Return
US Insurance Allocation—50% to 70% Equity	American Funds IS® Asset Allocation 4 Capital Research and Management Company	0.80	14.84	11.43	11.12
US Insurance Fund World Large-Stock Growth	American Funds IS® Global Growth 4 Capital Research and Management Company	1.06	16.14	19.40	15.44
US Insurance Large Growth	Fidelity® VIP Growth Opportunities Svc 2 Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited;Fidelity Management & Research (Japan) Limited;Fidelity Management & Research (HK) Ltd;	0.89	11.68	31.77	22.64
US Insurance Short-Term Bond	Lord Abbett Series Short Duration Inc VC Lord, Abbett & Co LLC	0.86	0.63	2.42
US Insurance Inflation-Protected Bond	PIMCO VIT Real Return Adv Pacific Investment Management Company, LLC	0.94	5.48	5.23	2.95
US Insurance Ultrashort Bond	PIMCO VIT Short-Term Adv Pacific Investment Management Company, LLC	0.72	-0.16	1.68	1.54
US Fund Money Market - Taxable	Fidelity® VIP Government Money Mkt Svc 2[1] Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.49	0.01	0.77	0.39

1	The Fidelity VIP Government Money Mkt Svc 2 Money Market Subaccount operates as the Default Account and is not available for direct investment.

APPENDIX B – STATE VARIATIONS

The prospectus provides a general description of the Contract, but your state of issue may provide different features from those described in the body of the prospectus. As of the date of this prospectus, there are no material state variations. Several states are still pending approval.

APPENDIX C – CYCLE INVESTMENT UNIT VALUE EXAMPLES

For each active Cycle Investment, the Cycle Investment Unit Value will be calculated on each Cycle Business Day based on each (A) Cycle Investment’s Fair Value as determined by the Fair Value Calculation Agent; (B) the number of Cycle Investment units held; and (C) the Floor Rate or Buffer Rate applicable to the Cycle Investment.

FOR CYCLE INVESTMENTS WITH A FLOOR RATE AND A CAP RATE:

Start Date

The Initial Cycle Investment Unit Value will be set as $10 for each Cycle on the Start Date.

During the Cycle Term

Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the lesser of:

(A)	The Cycle Investment Unit Value based on the Fair Value

Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent.

The Fair Value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units

and

(B)	The Cycle Investment Unit Value adjusted for the Proportional Cap Rate

The percentage gain in the Cycle Investment Unit Value, prior to the Cycle End Date, is limited by the Proportional Cap Rate, which is the Cap Rate multiplied by the amount of time that has elapsed since the Cycle Start Date.

The maximum Cycle Investment Unit Value is adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value } × {1 + (Cap Rate) × [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]}. This is the maximum that the Cycle Investment Unit Value can be prior to the Cycle End Date.

Example 1: A Cycle Investment that is 150 days since the Cycle Start Date, has a 3 year Cycle Term, a 20% Cap Rate, a Fair Value of $1,250,000, and current number of Cycle Investment Units of 100,000.

(A) The Fair Value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,250,000 / 100,000 = $12.50

(B) The initial unit value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} × {1 + (Cap Rate) × [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 × {1+ 20% × (150/(365 × 3)} = $10.27. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$12.50, $10.27} = $10.27.

Example 2: A Cycle Investment that is 150 days since the Start Date, has a 3 year Cycle Term, a 20% Cap Rate, a Fair Value of $900,000, and current number of Cycle Investment Units of 100,000.

(A) The Fair Value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $900,000 / 100,000 = $9.00

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} × {1 + (Cap Rate) × [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]} = $10 × {1+ 20% × (150/(365 × 3)} = $10.27. This is the maximum that the Cycle Investment Unit Value can be.

The Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$9.00, $10.27} = $9.00.

During the Cycle Term prior to the Cycle End Date, no Floor Rate or Buffer Rate applies. Thus, during the Cycle Term, the decrease in the Cycle Investment Unit Value is not limited by Floor Rate or Buffer Rate protection. This means that you could lose all of your principal invested in a Cycle, if you take a withdrawal prior to the Cycle End Date.

Withdrawals from the Cycle Investment prior to the Cycle End Date are permitted and the impact of the withdrawal on the amount of investment remaining in the Cycle Investment is based on the dollar amount withdrawn and the Cycle Investment Unit Value at the time of the Withdrawal.

(A)

The dollar amount of the Withdrawal is translated into number of Cycle Investment Units withdrawn as (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = number of Cycle Investment Units withdrawn.

(B)

The number of Cycle Investment Units remaining after the Withdrawal = (number of Cycle Investment Units prior to Withdrawal) – (number of Cycle Investment Units withdrawn [as calculated in (A) above]).

(C)

Value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal [as calculated in (B) above]) × (Cycle Investment Unit Value at the time of the Withdrawal).

Example 1: A Cycle Investment prior to the Cycle End Date has a current Cycle Investment Unit Value of $10 and current number of Cycle Investment Units of 10,000 has withdrawals of $10,000.

(A)	The number of Cycle Investment Units withdrawn = (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = $10,000 / $10 = 1,000.

(B)

The number of Cycle Investment Units remaining after the withdrawal = (number of Cycle Investment Units prior to the Withdrawal) – (number of Cycle Investment Units withdrawn) = 10,000 – 1,000 = 9,000.

(C)

The value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal) × (Cycle Investment Unit Value at the time of the Withdrawal) = 9,000 × $10 = $90,000.

Example 2: A -10% Floor Cycle that had an initial Cycle Investment of $100,000, takes a withdrawal prior to the Cycle End Date. The current Cycle Investment Unit Value is $7.00 (note: if the Floor Rate applied prior to the Cycle End Date, the Cycle Investment Unit Value would be $9.00 = $10 * (1 + Cycle Floor Rate)) and current number of Cycle Investment Units of 10,000 has a withdrawal of $7,000.

(A)	The number of Cycle Investment Units withdrawn = (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = $7,000 / $7.00 = 1,000.

(B)

The number of Cycle Investment Units remaining after the withdrawal = (number of Cycle Investment Units prior to the Withdrawal) – (number of Cycle Investment Units withdrawn) = 10,000 – 1,000 = 9,000.

(C)

The value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal) × (Cycle Investment Unit Value at the time of the Withdrawal) = 9,000 × $7 = $63,000.

On the Cycle End Date

The Cycle End Date Unit Value will equal the Cycle Investment Unit Value on the Cycle End Date subject to being no greater than the Cycle End Date Unit Value Cap (See D below) and being no less than the Cycle End Date Unit Value Floor (see E below).

(A)	Initial Cycle Investment Unit Value:

1.	The Initial Cycle Investment Unit Value = $10

(B)	Change in the Index Value

The Change in the Index Value equals:

1.	The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Start Date, divided by.

2.	The last reported Value of the Index on the Start Date.

(C)	Cycle End Date Initial Unit Value

The Cycle End Date’s initial Unit Value equals:

1.	The Initial Cycle Investment Unit Value multiplied by

2.	One plus the Change in Index Value, computed as set forth in (B) above.

(D)	Cycle End Date Unit Value Cap

The Cycle End Date’s Unit Value Cap equals the Initial Cycle Investment Unit Value multiplied by (one plus the Cap Rate.)

(E)	Cycle End Date unit value Floor

The Cycle End Date’s unit value Floor equals the Initial Cycle Investment Unit Value multiplied by (one plus the Floor Rate).

(F)	Maturity unit value

Cycle Investment Unit Cycle Investment Value is the greater of (i) (E) ; or (ii) the lesser of (C) and (D).

Example 1: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 1,500, Index Value on the Cycle Start Date is 1,000, and the Floor Rate is -10%.

(A) Initial Cycle Investment Unit Value = $10.00

(B) Change in Index Value = (1,500 – 1,000)/1,000 = 50%

(C) Cycle End Date Initial Unit Value = $10 × (1+50%) = $15.00

(D) Cycle End Date Unit Value Cap = $10 × (1+20%) = $12.00

(E) Cycle End Date Unit Value Floor = $10 × (1+ -10%) = $9.00

Cycle Investment Unit Value = (C) subject to being no greater than (D) and no less than (E) = Max {$9.00 and Min($15.00, $12.00)} = $12.00

Example 2: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 800, Index Value on the Start Date is 1,000, and the Floor Rate is -10%.

(A) Initial Cycle Investment Unit Value = $10.00

(B) Change in Index Value = (800 – 1,000)/1,000 = -20%

(C) Cycle End Date initial Unit Value = $10 × (1+-20%) = $8.00

(D) Cycle End Date Unit Value Cap = $10 × (1+20%) = $12.00

(E) Cycle End Date Unit Value Floor = $10 × (1+ -10%) = $9.00

Cycle Investment Unit Value = (C) subject to being no greater than (D) and no less than (E) = Max{$9.00 and Min($8.00, $12.00)} = $9.00

Example 3: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 1,100, Index Value on the Start Date is 1,000, and the Floor Rate is -10%.

(A) Initial Cycle Investment Unit Value = $10.00

(B) Change in Index Value = (1,100 – 1,000)/1,000 = 10%

(C) Cycle End Date initial Unit Value = $10 × (1+10%) = $11.00

(D) Cycle End Date Unit Value Cap = $10 × (1+20%) = $12.00

(E) Cycle End Date Unit Value Floor = $10 × (1+ -10%) = $9.00

Cycle Investment Unit Value = (C) subject to being no greater than (D) and no less than (E) = Max{$9.00 and Min($11.00 , $12.00)} = $11.00

The value of investment in a Cycle Investment on the Cycle End Date is equal to the (number of Cycle Investment Units at the Cycle End Date) × (Cycle Investment Unit Value on the Cycle End Date).

Example 1: A Cycle on the Cycle End Date has a current Cycle Investment Unit Value of $12.31 and current number of Units of 10,000. The value of the investments in the Cycle on the Cycle End Date is $12.31 × 10,000 = $123,100.

FOR CYCLE INVESTMENTS WITH A BUFFER RATE AND A CAP RATE:

Start Date

The Initial Cycle Investment Unit Value will be set as $10 for each Cycle Investment on the Start Date.

During the Cycle Term

Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the lesser of:

(A)	The Cycle Investment Unit Value based on the Fair Value

Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent.

The Fair Value per Cycle Units outstanding = Fair Value / number of Units

and

(B)	The Cycle Investment Unit Value adjusted for the Proportional Cap Rate

The percentage gain in the Cycle Investment Unit Value, prior to the Cycle End Date, is limited by the Proportional Cap Rate, which is the Cap Rate multiplied by the amount of time that has elapsed since the Cycle Start Date.

The maximum Cycle Investment Unit Value is adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value } × {1 + ( Cap Rate) × [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]}. This is the maximum that the Cycle Investment Unit Value can be prior to the Cycle End Date

Example 1: A Cycle Investment that is 150 days since the Cycle Start Date, has a one year Cycle Term, a 20% Cap Rate, a Fair Value of $1,250,000, and current number of Cycle Investment Units of 100,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,250,000 / 100,000 = $12.50

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} × {1 + (Cap Rate) × (number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 × {1+ 20% × (150/365)} = $10.82. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$12.50, $10.82} = $10.82

Example 2: A Cycle Investment that is 150 days since the Start Date, has a one year Cycle Term, a 20% Cap Rate, a Fair Value of $900,000, and current number of Cycle Investment Units of 100,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $900,000 / 100,000 = $9.00

(B) The maximum Cycle Investment Unit Value adjusted for the Proportional Cap Rate = {Initial Cycle Investment Unit Value} × {1 + (Cap Rate) × [(number of days elapsed since Start Date) / (number of days in a Cycle Term)]}= $10 × {1+ 20% × (150/365)} = $10.82. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$9.00, $10.82} = $9.00

During the Cycle Term prior to the Cycle End Date, no Buffer Rate or Floor Rate applies. Thus, during the Cycle Term, the decrease in the Cycle Investment Unit Value is not limited by the Buffer Rate or Floor Rate protection.

Withdrawals from the Cycle Investment prior to the Cycle End Date are permitted and the impact of the withdrawal on the amount of investment remaining in the Cycle Investment is based on the dollar amount withdrawn and the Cycle Investment Unit Value at the time of the Withdrawal.

(A)

The dollar amount of the Withdrawal is translated into number of Cycle Investment Units withdrawn as (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = number of Cycle Investment Units withdrawn.

(B)	The number of Cycle Investment Units remaining after the Withdrawal = (number of Cycle Investment Unit prior to Withdrawal) – (number of Cycle Investment Units withdrawn [as calculated in (A) above]).

(C)

Value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal [as calculated in (B) above]) * (Cycle Investment Unit Value at the time of the Withdrawal).

Example 1: A Cycle Investment prior to the Cycle End Date has a current Cycle Investment Unit Value of $10 and current number of Cycle Investment Units of 10,000 has withdrawals of $10,000.

(A)	The number of Cycle Investment Units withdrawn = (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = $10,000 / $10 = 1,000.

(B)

The number of Cycle Investment Units remaining after the withdrawal = (number of Cycle Investment Units prior to the Withdrawal) – (number of Cycle Investment Units withdrawn) = 10,000 – 1,000 = 9,000.

(C)

The value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal) * (Cycle Investment Unit Value at the time of the Withdrawal) = 9,000 * $10 = $90,000.

Example 2: A -10% Buffer Cycle that had an initial Cycle Investment of $100,000, takes a withdrawal prior to the Cycle End Date. The current Cycle Investment Unit Value is $7.00 (note: if the Buffer Rate applied prior to the Cycle End Date, the Cycle Investment Unit Value would be $8.00 = $10 * (30% + Buffer Rate)) and current number of Cycle Investment Units of 10,000 has a withdrawal of $7,000.

(A)	The number of Cycle Investment Units withdrawn = (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = $7,000 / $7.00 = 1,000.

(B)

The number of Cycle Investment Units remaining after the withdrawal = (number of Cycle Investment Units prior to the Withdrawal) – (number of Cycle Investment Units withdrawn) = 10,000 – 1,000 = 9,000.

(C)

The value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal) × (Cycle Investment Unit Value at the time of the Withdrawal) = 9,000 × $7 = $63,000.

On the Cycle End Date

The Cycle End Date Unit Value will equal the Cycle End Date Initial Unit Value subject to being no greater than the Cycle End Date Unit Value Cap (See D below) and for losses that occur in excess of the Cycle End Date Unit Value Buffer (see E below).

(A)    Initial Cycle Investment Unit Value:

1.    The Initial Cycle Investment Unit Value = $10

(B)	Change in the Index Value:

The Change in the Index Value equals:

1.	The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Cycle Start Date, divided by.

2.	The last reported Value of the Index on the Cycle Start Date.

(C)	Cycle End Date initial Unit Value

The Cycle End Date’s initial Unit Value equals:

1.	The Initial Unit Value multiplied by

2.	One plus the Change in Index Value, computed as set forth in (B) above.

(D)	Cycle End Date Unit Value Cap

The Cycle End Date’s Unit Value Cap equals the Initial Cycle Investment Unit Value multiplied by one plus the Cap Rate.

(E)	Cycle End Date Unit Value Buffer

If the Change in Index Value, as computed in (B) above, is greater than or equal to the Buffer Rate (i.e., is not a loss greater than the Buffer Rate) then the Cycle’s End Date Unit Value Buffer equals the Initial Unit Value. If the Change in the Index Value, as computed in (B) above, is less than the Buffer Rate (i.e., is a loss greater than the Buffer Rate) then the Cycle’s End Date Unit Value Buffer equals the Initial Unit Value multiplied by one plus the quantity of the Change in Index Value minus the Buffer Rate.

(F)	Maturity unit value

Cycle Investment Unit Value is the greater of (i) (E); or (ii) the lesser of (C) and (D).

Example 1: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 950, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Cycle Investment Unit Value = $10.00

(B) Change in Index Value = (950 – 1,000)/1,000 = -5.0%

(C) Cycle End Date initial Unit Value = $10 × (1+-5.0%) = $9.50

(D) Cycle End Date Unit Value Cap = $10 × (1+20%) = $12.00

(E) Cycle End Date Unit Value Buffer = $10.00; since the Change in Index Value of -5.0% is greater than Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is the Initial Unit Value of $10.00.

Cycle Investment Unit Value = Greater of $10.00 versus Min{$9.50 , $12.00}, which is $10.00.

Example 2: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 800, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Unit Value = $10.00

(B) Change in Index Value = (800 – 1,000)/1,000 = -20.0%

(C) Cycle End Date Initial Unit Value = $10 × (1+-20.0%) = $8.00

(D) Cycle End Date Unit Value Cap = $10 × (1+20%) = $12.00

(E) Cycle End Date Unit Value Buffer = $9.00; since the Change in Index Value of -20.0% is less than the Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is $10 * (1 + -20% --10%) = $9.00.

Cycle Investment Unit Value = Greater of $9.00 versus Min{$8.00 , $12.00}, which is $9.00.

Example 3: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 1,100, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Cycle Investment Unit Value = $10.00

(B) Change in Index Value = (1,100 – 1,000)/1,000 = 10.0%

(C) Cycle End Date Initial Unit Value = $10 × (1+10.0%) = $11.00

(D) Cycle End Date Unit Value Cap = $10 × (1+20%) = $12.00

(E) Cycle End Date Unit Value Buffer = $10.00; since the Change in Index Value of 10% is greater than the Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is $10.00.

Cycle Investment Unit Value = Greater of $10.00 versus Min{$11.00 , $12.00}, which is $11.00.

Example 4: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 1,500, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Unit Value = $10.00

(B) Change in Index Value = (1,500 – 1,000)/1,000 = 50.0%

(C) Cycle End Date Initial Unit Value = $10 × (1+50.0%) = $15.00

(D) Cycle End Date Unit Value Cap = $10 × (1+20%) = $12.00

(E) Cycle End Date Unit Value Buffer = $10.00; since the Change in Index Value of 50% is greater than the Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is $10.00.

Cycle Investment Unit Value = Greater of $10.00 versus Min{$15.00, $12.00}, which is $12.00.

The value of investment in a Cycle Investment on the Cycle End Date is equal to the (number of Cycle Investment Units at the Cycle End Date) * (Cycle Investment Unit Value on the Cycle End Date).

Example 1: A Cycle Investment on the Cycle End Date has a current Cycle Investment Unit Value of $12.31 and current number of Cycle Investment Units of 10,000 the value of the investments in the Cycle Investment on the Cycle End Date is $12.31 * 10,000 = $123,100.

FOR CYCLE INVESTMENTS WITH A BUFFER RATE AND A PARTICIPATION RATE:

Start Date

The Initial Cycle Investment Unit Value will be set as $10 for each Cycle Investment on the Start Date.

During the Cycle Term

Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the lesser of the result of (A) and (B) below, if the Index Gains since Cycle Start Date is greater than or equal to zero. Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value is equal to (A) below, if the Index Gains since the Cycle Start Date is less than zero:

(A) The Cycle Investment Unit Value based on the Fair Value

Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent. This is equivalent to the

Fair Value / number of Cycle Investment Units

and

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate

Each Cycle Business Day prior to Cycle End Date, the maximum Cycle Investment Unit Value will be calculated as follows:

{Initial Cycle Investment Unit Value} × {1 + (Participation Rate) × (Proportional Participation Rate)}

The percentage gain in the Cycle Investment Unit Value is determined by applying the Participation Rate to the Proportional Participation Rate, which is the Index gain multiplied by the amount of time that has elapsed since the Cycle Start Date divided by the Cycle Term. The Proportional Participation Rate reduces the Index gain in proportion to the amount of time that has elapsed since the Cycle Start Date versus the Cycle Term.

Proportional Participation Rate = (Index gain) × [(number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]

The Index gain is the difference between the last reported value of the Index on the Cycle Business Day and the last reported value of the Index on the Cycle Start Date, divided by the last reported value of the Index on the Cycle Start Date.

Index gain = [(Index Value on Cycle Business Day – Index Value on Cycle Start Date)] / (Index Value on Cycle Start Date)

Example 1: A Cycle Investment that is 150 days since the Cycle Start Date where the Index has a gain of 40% has a 1-year Cycle Term, an 80% Participation Rate, a Fair Value of $1,250,000, and current number of Cycle Investment Units of 100,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,250,000 / 100,000 = $12.50

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate = {Initial Cycle Investment Unit Value} × {1 + (Participation Rate) × Index Gain* (number of days elapsed since Cycle Start Date) / (number of days in a Cycle Term)]} = $10 × {1+ 80% × 40% (150/365)} = $11.32. This is the maximum that the Cycle Investment Unit Value can be.

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$12.50, $11.32} = $11.32

Example 2: A Cycle Investment that is 150 days since the Start Date where the Index has a loss of 20% has a 1-year Cycle Term, an 80% Participation Rate, a Fair Value of $900,000, and current number of Cycle Investment Units of 100,000.

(A) The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $900,000 / 100,000 = $9.00

(B) The maximum Cycle Investment Unit Value determined with reference to the Proportional Participation Rate is not applicable in this example since the Index gain from the Cycle Start Date is negative.

Cycle Investment Unit Value in this example equals the Fair Value per Cycle Units outstanding calculated in (A) above, which is $9.00, since the change in the Index value is negative, so the Proportional Participation Rate is not applicable.

During the Cycle Term prior to the Cycle End Date, no Buffer Rate or Floor Rate applies. Thus, during the Cycle Term, the decrease in the Cycle Investment Unit Value is not limited by the Buffer Rate or Floor Rate protection.

Withdrawals from the Cycle Investment prior to the Cycle End Date are permitted and the impact of the withdrawal on the amount of investment remaining in the Cycle Investment is based on the dollar amount withdrawn and the Cycle Investment Unit Value at the time of the Withdrawal.

(A)

The dollar amount of the Withdrawal is translated into number of Cycle Investment Units withdrawn as (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = number of Cycle Investment Units withdrawn.

(B)	The number of Cycle Investment Units remaining after the Withdrawal = (number of Cycle Investment Unit prior to Withdrawal) – (number of Cycle Investment Units withdrawn [as calculated in (A) above]).

(C)

Value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal [as calculated in (B) above]) * (Cycle Investment Unit Value at the time of the Withdrawal).

Example 1: A Cycle Investment prior to the Cycle End Date has a current Cycle Investment Unit Value of $10 and current number of Cycle Investment Units of 10,000 has withdrawals of $10,000.

(A)	The number of Cycle Investment Units withdrawn = (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = $10,000 / $10 = 1,000.

(B)

The number of Cycle Investment Units remaining after the withdrawal = (number of Cycle Investment Units prior to the Withdrawal) – (number of Cycle Investment Units withdrawn) = 10,000 – 1,000 = 9,000.

(C)

The value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal) * (Cycle Investment Unit Value at the time of the Withdrawal) = 9,000 * $10 = $90,000.

On the Cycle End Date

The Cycle End Date Unit Value will be determined with reference to the Participation Rate (See C below) if there is Index gain and will equal the Initial Unit Value subject to losses that occur in excess of the Cycle End Date Unit Value Buffer (see D below) if there is Index loss.

(A)    Initial Cycle Investment Unit Value:

1.	The Initial Cycle Investment Unit Value = $10

(B)    Change in the Index Value:

The Change in the Index Value equals:

1.	The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Cycle Start Date, divided by.

2.	The last reported Value of the Index on the Cycle Start Date.

(C)    Maturity unit value – Index Gain

If the Change in Index Value, computed as set forth in (B) above is greater than or equal to zero, the Cycle End Date’s Unit Value equals:

1.	The Initial Unit Value multiplied by

2.	One plus

3.	The Change in Index Value, computed as set forth in (B) above, multiplied by the Participation Rate.

(D)	Cycle End Date Unit Value Buffer

If the Change in Index Value, as computed in (B) above, is greater than or equal to the Buffer Rate (i.e., is not a loss greater than the Buffer Rate) then the Cycle’s End Date Unit Value Buffer equals the Initial Unit Value. If the Change in the Index Value, as computed in (B) above, is less than the Buffer Rate (i.e., is a loss greater than the Buffer Rate) then the Cycle’s End Date Unit Value Buffer equals the Initial Unit Value multiplied by one plus the quantity of the Change in Index Value minus the Buffer Rate.

(E)	Maturity unit value – Index Loss

If the Change in Index Value is less than zero, the Cycle End Date’s Unit Value is subject to (D).

Example 1: A Cycle Investment matures, the Participation Rate is 80%, Index Value on the Cycle End Date is 950, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Cycle Investment Unit Value = $10.00

(B) Change in Index Value = (950 – 1,000)/1,000 = -5.0%

(C) Is not applicable in this example because the Change in Index Value, computed in (B) above, is less than 0

(D) Cycle End Date Unit Value Buffer = $10.00; since the Change in Index Value of -5.0% is greater than Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is the Initial Unit Value of $10.00.

Cycle Investment Unit Value = Cycle End Date Unit Value Buffer computed as set forth in (D) above, which is $10.00.

Example 2: A Cycle Investment matures, the Participation Rate is 80%, Index Value on the Cycle End Date is 800, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Unit Value = $10.00

(B) Change in Index Value = (800 – 1,000)/1,000 = -20.0%

(C) Is not applicable in this example because the Change in Index Value, computed in (B) above, is less than 0

(D) Cycle End Date Unit Value Buffer = $9.00; since the Change in Index Value of -20.0% is less than the Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is $10 * (1 + -20% - - 10%) = $9.00.

Cycle Investment Unit Value = Cycle End Date Unit Value Buffer computed as set forth in (D) above, which is $9.00.

Example 3: A Cycle Investment matures, the Participation Rate is 80%, Index Value on the Cycle End Date is 1,100, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Cycle Investment Unit Value = $10.00

(B) Change in Index Value = (1,100 – 1,000)/1,000 = 10.0%

(C) Cycle End Date Unit Value = $10 × (1+80%*10.0%) = $10.80

(D) Is not applicable in this example because the Change in Index Value computed in (B) above is greater than 0

Cycle Investment Unit Value =$10.80 as computed in (C), since the Change in Index Value, as computed in (B) above, is greater than 0.

The value of investment in a Cycle on the Cycle End Date is equal to the (number of Cycle Investment Units at the Cycle End Date) * (Cycle Investment Unit Value on the Cycle End Date).

Example 1: A Cycle Investment on the Cycle End Date has a current Cycle Investment Unit Value of $12.31 and current number of Cycle Investment Units of 10,000 the value of the investments in the Cycle Investment on the Cycle End Date is $12.31 * 10,000 = $123,100.

CYCLE INVESTMENT

The Contract Holder’s Cycle Investment on any Cycle Business Day is the number of Cycle Investment Units credited to the Contract Holder multiplied by the day’s Cycle Investment Unit Value.

Example 1: On a Cycle Start Date a Contract Holder invests $100,000 in a Cycle Investment. The Initial Cycle Investment Unit Value is $10. After 6 months, the Cycle Investment Unit Value of the Cycle Investment is $13.00.

(A)	Number of Cycle Investment Units = $100,000/10 = 10,000 Cycle Investment Units

(B)	Cycle Investment after 6 months = 10,000 × $13.00 = $130,000

Example 2: On a Cycle Start Date a Contract Holder invests $90,000 in a Cycle Investment. The Initial Cycle Investment Unit Value is $10. After 3 months, the Cycle Investment Unit Value of the Cycle Investment is $8.50.

(A)	Number of Cycle Investment Units = $90,000/10 = 9,000 Cycle Investment Units

(B)	Cycle Investment after 3 months = 9,000 × $8.50 = $76,500

Example 3: On a Cycle Start Date a Contract Holder invests $250,000 in a Cycle Investment. The Initial Cycle Investment Unit Value is $10. After 10 months, the Cycle Investment Unit Value of the Cycle Investment is $12.00.

(A)	Number of Cycle Investment Units = $250,000/10 = 25,000 Cycle Investment Units

(B)	Cycle Investment after 10 months = 25,000 × $12.00 = $300,000

APPENDIX D – INDEX DISCLAIMERS

The Cycle Investments track certain Securities Indices that are published by third parties. Midland National uses these Securities Indices under license from the Indices’ respective publishers. The following information about the Indices is included in this Prospectus in accordance with Midland National’s license agreements with the publishers of the Indices:

THE STANDARD & POOR’S 500® COMPOSITE STOCK PRICE INDEX

This Index does not include dividends paid by the underlying companies.

The “S&P 500®” is a product of S&P Indices LLC or its affiliates (“SPDJI”) and has been licensed for use by Midland National Life Insurance Company (“Midland National” or “the Company”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”). The trademarks have been licensed to SPDJI and have been sublicensed for use for certain purposes by the Company. The Product is not sponsored, endorsed, sold or promoted by SPDJI, S&P, or any of their respective affiliates (collectively, “S&P Indices”). S&P Indices does not make any representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in this Product particularly or the ability of these Indices to track general market performance. S&P Indices only relationship to Midland National with respect to these Indices is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Indices and/or its licensors. The Indices are determined, composed and calculated by S&P Indices without regard to Midland National or the Product. S&P Indices has no obligation to take the needs of the Company or the owners of this Product into consideration in determining, composing or calculating these Indices. S&P Indices is not responsible for and have not participated in the determination of the prices, and amount of the Product or the timing of the issuance or sale of this Product or in the determination or calculation of the equation by which the Product is to be converted into cash, surrendered or redeemed, as the case may be. S&P Indices has no obligation or liability in connection with the administration, marketing or trading of the Product. There is no assurance that investment products based on these Indices will accurately track index performance or provide positive investment returns. S&P Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THESE INDICES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY MIDLAND NATIONAL, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR AGREEMENTS BETWEEN S&P INDICES AND THE COMPANY, OTHER THAN THE LICENSORS OF S&P INDICES

The Russell 2000 Price Return Index®

The Russell 2000 Price Return Index® is a trademark of Frank Russell Company (“Russell”) and has been licensed for use by Midland National Life Insurance Company (“Midland National” or “the Company”). Midland National products are not in any way sponsored, endorsed, sold or promoted by Russell or London Stock Exchange Group companies (“LSEG”) (together the “Licensor Parties”) and none of the Licensor Parties make any claim, prediction, warranty or representation whatsoever, expressly or impliedly, either to (i) the results to be obtained from the use of the Index (upon which the Midland National product is based), (ii) the figure at which the Index is said to stand at any particular time on any particular day or otherwise, or Licensor Parties have provided or will provide any financial or investment advice or recommendation in relation to the Index to the Company or to its clients. The Index is calculated by Russell or its agent. None of the Licensor Parties shall be (a) liable (whether in negligence or otherwise) to any person for any error in the Index or (b) under any obligation to advise any person of any error therein.

MSCI EAFE Price Return Index

MSCI EAFE Price Return Index is an unmanaged index that measures the equity market performance of 22 developed market country indices located in Europe, Australasia, and the Far East. It is not available for direct investment. The Product referred to herein is not sponsored, endorsed or promoted by MSCI, and MSCI bears no liability with respect to any such Product or any index on which such Product is based. The Prospectus contains a more detailed description of the limited relationship MSCI has with Midland National Life Insurance Company and any related funds.

APPENDIX E – FAIR VALUE FORMULAS

We compute the Cycle Investment Unit Value using the Fair Value.

For Cycle Investments with a Cap Rate Crediting Type. The Cycle Business Day’s Cycle Investment Unit Value will equal the Fair Value per Cycle Values outstanding (see A Below) subject to the maximum Cycle Investment Unit Value, which is determined with reference to the Proportional Cap Rate (see B below).

A.	Cycle Business Day Fair Value per Cycle Units outstanding

The Cycle Business Day Fair Value per Cycle Units outstanding equals the Cycle’s Fair Value divided by the total number of Cycle Investment Units outstanding, each as of that day.

B.	Cycle Business Day maximum Cycle Investment Unit Value, which is determined with reference to the Proportional Cap Rate

If the Cycle Business Day Fair Value per Cycle Units outstanding is greater than the Initial Cycle Investment Unit Value (i.e., $10.00), we determine the Cycle Business Day maximum Cycle Investment Unit Value with reference to the Proportional Cap Rate. The Cycle Business Day maximum Cycle Investment Unit Value equals: (i) the Initial Cycle Investment Unit Value multiplied by (ii) one plus the Proportional Cap Rate. The Proportional Cap Rate is equal to the (i) the Cap Rate multiplied by (ii) the number of days lapsed during the Cycle Term divided by the number of days in the Cycle Term.

The Floor Rate and the Buffer Rate do not apply during the Cycle Term prior to the Cycle End Date. Thus, there is no protection against any decrease in value of the Cycle Investment for withdrawals during the Cycle Term prior to the Cycle End Date.

On the Cycle End Date. For each Cycle Investment, we determine the Cycle Investment Unit Value on its Cycle End Date based on the change in the Index Value (see A below), the Cap Rate, and the Floor Rate or the Buffer Rate, as applicable. As of the Cycle End Date, we compute the Cycle End Date Initial Unit Value (see B below). The Cycle End Date Unit Value will equal the Cycle End Date Initial Unit Value subject to the Cycle End Date Unit Value Cap (see C below) and the Cycle End Date Unit Value Floor for Cycles Investments with Floor Rates (see D below) and the Cycle End Date Unit Value Cap (see C below) and the Buffer Rate (see E below) for Cycle Investments with Buffer Rates (see E below),

A.	Change in the Index Value

The change in Index Value equals:

1)	The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Cycle Start Date, divided by

2)	The last reported value of the Index on the Cycle Start Date.

B.	Cycle End Date Initial Unit Value

The Cycle End Date’s initial Unit Value equals:

1)	The initial Unit Value multiplied by

2)	One plus the Change in Index Value, computed as set forth in A above.

C.	Cycle End Date Unit Value Cap

The Cycle End Date’s Unit Value Cap equals the Initial Cycle Investment Unit Value multiplied by one plus the Cap Rate.

D.	Cycle End Date Unit Value Floor

The Cycle End Date Unit Value Floor equals the Initial Cycle Investment Unit Value multiplied by one plus the Floor Rate (which is a negative number).

E.	Cycle End Date Unit Value Buffer

The Cycle End Date Unit Value Buffer equals any negative change in the Index Value offset by the Buffer Rate. If there is negative change of less than the Buffer Rate, then impact is 0% to Unit Value. If the Index performance is between 0 and the buffer rate, then impact is 0% to Unit Value. If the Index performance is less than the Buffer Rate, then the Cycle End Date Unit Value Buffer is the Initial Cycle Investment Unit Value multiplied by one plus the difference between the change and the Buffer Rate (which is a negative number).

For Cycle Investments with a Participation Rate Crediting Type. The Cycle Business Day’s Cycle Investment Unit Value will equal the Fair Value per Cycle Values outstanding (see A Below) subject to the maximum Cycle Investment Unit Value, which is determined with reference to the Proportional Participation Rate (see B below).

A.	Cycle Business Day Fair Value per Cycle Units outstanding

The Cycle Business Day Fair Value per Cycle Units outstanding equals the Cycle’s Fair Value divided by the total number of Cycle Investment Units outstanding, each as of that day.

B.	Cycle Business Day maximum Cycle Investment Unit Value, which is determined with reference to the Proportional Participation Rate

If the Cycle Business Day Fair Value per Cycle Units outstanding is greater than the Initial Cycle Investment Unit Value (i.e., $10.00), we determine the Cycle Business Day maximum Cycle Investment Unit Value with reference to the Proportional Participation Rate. The Cycle Business Day maximum Cycle Investment Unit Value, which is adjusted for the Proportional Participation Rate equals: (i) the Initial Cycle Investment Unit Value multiplied by (ii) one plus the Participation Rate multiplied by the Proportional Participation Rate. The Proportional Participation Rate is equal to the (i) the index gain multiplied by (ii) the number of days lapsed during the Cycle Term divided by the number of days in the Cycle Term.

The Floor Rate and the Buffer Rate do not apply during the Cycle Term prior to the Cycle End Date. Thus, there is no protection against any decrease in value of the Cycle Investment for withdrawals during the Cycle Term prior to the Cycle End Date.

On the Cycle End Date. For each Cycle Investment, we determine the Cycle Investment Unit Value on its Cycle End Date based on the change in the Index Value (see A below), the Participation Rate, and the Floor Rate or the Buffer Rate, as applicable. The Cycle End Date Unit Value will be determined with reference to the Participation Rate (see B below) if there is Index gain. The Cycle End Date Unit Value will equal the Initial Unit Value subject to the Cycle End Date Unit Value Buffer (see C below),

A.	Change in the Index Value

The change in Index Value equals:

1)	The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Cycle Start Date, divided by

2)	The last reported value of the Index on the Cycle Start Date.

B.	Maturity unit value – Index gain

If the Change in Index Value, computed as set forth in A above, is greater than or equal to 0, the Cycle End Date’s Unit Value equals:

1)	The initial Unit Value multiplied by

2)	One plus

3)	The Change in Index Value, computed as set forth in A above, multiplied by the Participation Rate.

C.	Cycle End Date Unit Value Buffer

The Cycle End Date Unit Value Buffer equals any negative change in the Index Value offset by the Buffer Rate. If there is negative change of less than the Buffer Rate, then impact is 0% to Unit Value. If the Index performance is between 0 and the buffer rate, then impact is 0% to Unit Value. If the Index performance is less than the Buffer Rate, then the Cycle End Date Unit Value Buffer is the Initial Cycle Investment Unit Value multiplied by one plus the difference between the change and the Buffer Rate (which is a negative number).

Reporting. For each Cycle Investment in which you invest, we will make electronically available to you on each Cycle Business Day (i) the number of Cycle Investment Units credited to your Cycle Investment(s) and (ii) the Cycle Investment Unit Value on the Business Day preceding the Cycle Business Day.

At least once each year, we will send you a report containing information required by applicable state law and the following:

1)	The beginning date and end date for the reporting period;

2)	For each Cycle Investment in which you invested during the reporting period;

a)

The Start Date, Cycle Term, Floor Rate or Buffer Rate, Cap Rate or Participation Rate, and the value of the Index on the Start Date, and if there was a Cycle End Date, the value of the Index on the Cycle End Date;

b)	The number of Cycle Investment Units credited to the Contract (i) at the beginning of the reporting period, and (ii) on the Cycle Business Day immediately prior to the date of the report;

c)	The number of Cycle Investment Units redeemed and the Cycle Investment Unit Value in connection with each withdrawal made during the current reporting period;

d)	The Cycle Investment Unit Value (i) at the beginning of the reporting period, and (ii) on the Cycle Business Day immediately prior to the date of the report;

3)	The Index price for each Cycle Investment on the Start Date and, at the end of the current report period.

We have contracted with S&P Global Market Intelligence, an independent analytics firm, to be the Fair Value Calculation Agent to compute the Fair Value of a Cycle Investment Unit each Business Day during a Cycle Term. The Fair Value reflects the current value of financial instruments that would provide a return equal to the change in Index Value at the end of the Cycle Term subject to the Cap Rate/Participation Rate and subject to the Floor Rate /Buffer Rate. The Fair Value is based on a variety of factors considered by the Fair Value Calculation Agent, which include the change in the Index Value from the Cycle Start Date, volatility of the Index, changes in prevailing interest rates and the time remaining until the Cycle End Date. The Fair Value is determined using a formula which is based on the economic value of a hypothetical investments at the time of the valuation designed to match the Cycle Investment Value at the Cycle End Date.

The value of each of these financial instruments is determined by the Fair Value Calculation Agent using standard financial industry calculations. The call and put options are all valued using the Black-Scholes option valuation formula. The value of the zero-coupon bond is determined by a present value of the maturity value at an applicable proxy for the risk-free interest rate (currently SOFR rates).

Calculation of Fair Value for Cycle Investments with a Floor Rate and a Cap Rate:

The Fair Value Calculation Agent uses five hypothetical financial instruments to determine the Fair Value of a Cycle Investment during the Cycle Term. These hypothetical financial instruments are constructed to produce a return equal to the proceeds payable on a Cycle Investment on its Cycle End Date. These financial instruments are:

1)	A zero-coupon bond with a maturity date equal to the Cycle End Date, plus;

2)	An at-the-money call option. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date, less;

3)	An at-the-money put option. This is an option to sell a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date, less;

4)

An out-of-the-money call option. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 + Cap Rate), plus;

5)

An out-of-the-money put option. This is an option to sell a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 – Floor Rate).

The formulas for the above components are:

1)	Zero coupon bond = (Maturity Value) / [(1 + d)^T]

Whereas; d = the discount rate for the term T (prevailing risk free rate, SOFR rate, for term T) and T = time until Cycle End Date

2)	Black-Scholes formula for a call option = StN(d1) – Ke-rTN(d2); where

d1 = [ln(St/K) + (r + s2/2)T] / s√T

d2 = d1 – s√T

Below are the inputs to calculate the at-the-money call option:

St = the Index level at the time of the valuation

S0 = the starting Index level

K= strike price which is equal to S0

N(x) = is cumulative probability function for the standard normal distribution

r = risk free rate for term T less the annual dividend yield for the Index

T = time until Cycle End Date

s = volatility of an at-the-money call option on the Index that reflects the moneyness and term T at the time of the valuation

3)	Black-Scholes formula for a put option = Ke-rTN(-d2) – StN(-d1); where

d1 = [ln(St/K) + (r + s2/2)T] / s√T

d2 = d1 – s√T

Below are the inputs to calculate the at-the-money put option:

St = the Index level at the time of the valuation

S0 = the starting Index level

K= strike price which is equal to S0

N(x) = is cumulative probability function for the standard normal distribution

r = risk free rate for term T less the annual dividend yield for the Index

T = time until Cycle End Date

s = volatility of an at-the-money put option on the Index that reflects the moneyness and term T at the time of the valuation

4)	Black-Scholes formula for a call option = StN(d1) – Ke-rTN(d2); where

d1 = [ln(St/K) + (r + s2/2)T] / s√T

d2 = d1 – s√T

Below are the inputs to calculate the out-of-the-money call option:

St = the Index level at the time of the valuation

S0 = the starting Index level

K= strike price which is equal to S0(1 + Cap Rate)

N(x) = is cumulative probability function for the standard normal distribution

r = risk free rate for term T less the annual dividend yield for the Index

T = time until Cycle End Date

s = volatility of an out-the-money call option by the amount of the Cap Rate on the Index that reflects the moneyness and term T at the time of the valuation

5)	Black-Scholes formula for a put option = Ke-rTN(-d2) – StN(-d1); where

d1 = [ln(St/K) + (r + s2/2)T] / s√T

d2 = d1 – s√T

Below are the inputs to calculate the out-of-the-money put option:

St = the Index level at the time of the valuation

S0 = the starting Index level

K= strike price which is equal to S0(1- Floor Rate)

N(x) = is cumulative probability function for the standard normal distribution

r = risk free rate for term T less the annual dividend yield on the Index

T = time until Cycle End Date

s = volatility of an out-the-money put option by the amount of the Floor Rate on the Index that reflects the moneyness and term T at the time of the valuation

Calculation of Fair Value for Cycle Investments with a Buffer Rate and a Cap Rate:

The Fair Value Calculation Agent uses four hypothetical financial instruments to determine the Fair Value of a Cycle Investment during the Cycle Term. These hypothetical financial instruments are constructed to produce a return equal to the proceeds payable on a Cycle Investment on its Cycle End Date. These financial instruments are:

1)	A zero-coupon bond with a maturity date equal to the Cycle End Date, plus;

2)	An at-the-money call option. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date, less;

3)

An out-of-the-money call option. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 + Cap Rate), less;

4)

An out-of-the-money put option. This is an option to sell a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 – Buffer Rate).

The formulas for the above components are:

1)	Zero coupon bond = (Maturity Value) / [(1 + d)^T]

Whereas; d = the discount rate for term T (prevailing risk free rate, SOFR Swap rate, for term T) and T = time until Cycle End Date

2)	Black-Scholes formula for a call option = StN(d1) – Ke-rTN(d2); where

d1 = [ln(St/k) + (r + s2/2)T] / s√T

d2 = d1 – s√T

Below are the inputs to calculate the at-the-money call option:

St = the Index level at the time of the valuation

S0 = the starting Index level

K= strike price which is equal to S0

N(x) = is cumulative probability function for the standard normal distribution

r = risk free rate for term T less the annual dividend yield for the Index

T = time until Cycle End Date

s = volatility of an at-the-money call option on the Index that reflects the moneyness and term T at the time of the valuation

3)	Black-Scholes formula for a call option = StN(d1) – Ke-rTN(d2); where

d1 = [ln(St/k) + (r + s2/2)T] / s√T

d2 = d1 – s√T

Below are the inputs to calculate the out-of-the-money call option:

St = the Index level at the time of the valuation

S0 = the starting Index level

K= strike price which is equal to S0(1 + Cap Rate)

N(x) = is cumulative probability function for the standard normal distribution

r = risk free rate for term T less the annual dividend yield on the Index

T = time until Cycle End Date

s = volatility of an out-the-money call option by the amount of the Cap Rate on the Index that reflects the moneyness and term T at the time of the valuation

4)	Black-Scholes formula for a put option = Ke-rTN(-d2) – StN(-d1); where

d1 = [ln(St/k) + (r + s2/2)T] / s√T

d2 = d1 – s√T

Below are the inputs to calculate the out-of-the-money put option:

St = the Index level at the time of the valuation

S0 = the starting Index level

K= strike price which is equal to S0(1 – Buffer Rate)

N(x) = is cumulative probability function for the standard normal distribution

r = risk free rate for term T less the annual dividend yield on the Index

T = time until Cycle End Date

s = volatility of an out-the-money put option by the amount of the Buffer Rate on the Index that reflects the moneyness and term T at the time of the valuation

Calculation of Fair Value for Cycle Investments with a Buffer Rate and a Participation Rate:

The Fair Value Calculation Agent uses three hypothetical financial instruments to determine the Fair Value of a Cycle Investment during the Cycle Term. These hypothetical financial instruments are constructed to produce a return equal to the proceeds payable on a Cycle Investment on its Cycle End Date. These financial instruments are:

1)	A zero-coupon bond with a maturity date equal to the Cycle End Date, plus;

2)

An at-the-money call option for an amount equal to the Participation Rate. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date, less;

3)

An out-of-the-money put option. This is an option to sell a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 – Buffer Rate).

The formulas for the above components are:

1)	Zero coupon bond = (Maturity Value) / [(1 + d)^T]

Whereas; d = the discount rate for term T (prevailing risk free rate, SOFR rate, for term T) and T = time until Cycle End Date

2)	Black-Scholes formula for a call option times the Participation Rate = (StN(d1) – Ke-rTN(d2)) * Participation Rate; where

d1 = [ln(St/k) + (r + s2/2)T] / s√T

d2 = d1 – s√T

Below are the inputs to calculate the at-the-money call option:

St = the Index level at the time of the valuation

S0 = the starting Index level

K= strike price which is equal to S0

N(x) = is cumulative probability function for the standard normal distribution

r = risk free rate for term T less the annual dividend yield for the Index

T = time until Cycle End Date

s = volatility of an at-the-money call option on the Index that reflects the moneyness and term T at the time of the valuation

3)	Black-Scholes formula for a put option = Ke-rTN(-d2) – StN(-d1); where

d1 = [ln(St/k) + (r + s2/2)T] / s√T

d2 = d1 – s√T

Below are the inputs to calculate the out-of-the-money put option:

St = the Index level at the time of the valuation

S0 = the starting Index level

K= strike price which is equal to S0(1 – Buffer Rate)

N(x) = is cumulative probability function for the standard normal distribution

r = risk free rate for term T less the annual dividend yield on the Index

T = time until Cycle End Date

s = volatility of an out-the-money put option by the amount of the Buffer Rate on the Index that reflects the moneyness and term T at the time of the valuation

Examples Fair Value Per Cycle Investment Unit: 3-Year Cycle; -10% Floor, Cap Rate Crediting Type.

Component	3-Year Cycle; -10% Floor	3-Year Cycle; -10% Floor
Cycle Term (in months)	36	36
Valuation Date (months since Cycle Start Date)	12	30
Cap Rate	11%	11%
Time to End Date (in months)	24	6

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.89	$9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.03	$0.00
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$4.10	$4.04
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.01	$0.00
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$3.18	$3.04
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$8.98	$8.94
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.37	$10.92
Cycle Investment Unit Value = Lessor 6) and 7)	$8.98	$8.94

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.89	$9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.58	$0.17
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$1.75	$1.23
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.27	$0.03
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$1.20	$0.60
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$9.65	$9.44
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.37	$10.92
Cycle Investment Unit Value = Lessor 6) and 7)	$9.65	$9.44

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.89	$9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$1.60	$1.17
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$0.83	$0.25
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.97	$0.49
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.54	$0.08
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$10.22	$10.45
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.37	$10.92
Cycle Investment Unit Value = Lessor 6) and 7)	$10.22	$10.45

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.89	$9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$3.91	$3.91
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$0.23	$0.01
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$2.97	$2.83
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.14	$0.00
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$10.74	$11.01
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.37	$10.92
Cycle Investment Unit Value = Lessor 6) and 7)	$10.37	$10.92

Component	3-Year Cycle; -10% Floor	3-Year Cycle; -10% Floor
Input Values used above as follows
Bond discount rate	0.38%	0.22%
Annual dividend yield	1.55%	1.55%
Risk free rate	0.54%	0.14%
ATM Call volatility	20.36%	20.36%
ATM Put volatility	20.36%	20.36%
OTM Call volatility	18.49%	18.49%
OTM Put volatility	22.30%	22.30%

Examples Fair Value Per Cycle Investment Unit: 1-Year Cycle; -10% Floor, Cap Rate Crediting Type.

Component	1-Year Cycle; -10% Floor	1-Year Cycle; -10% Floor
Cycle Term (in months)	12	12
Valuation Date (months since Cycle Start Date)	2	10
Cap Rate	6%	6%
Time to End Date (in months)	10	2

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.97	$9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.00	$0.00
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$4.06	$4.01
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$3.08	$3.01
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$8.99	$8.98
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.10	$10.50
Cycle Investment Unit Value = Lessor 6) and 7)	$8.99	$8.98

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.97	$9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.24	$0.03
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$1.34	$1.05
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.09	$0.00
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.80	$0.35
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$9.58	$9.31
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.10	$10.50
Cycle Investment Unit Value = Lessor 6) and 7)	$9.58	$9.31

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.97	$9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$1.23	$1.02
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$0.36	$0.04
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.79	$0.51
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.21	$0.01
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$10.27	$10.45
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.10	$10.50
Cycle Investment Unit Value = Lessor 6) and 7)	$10.10	$10.45

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.97	$9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$3.86	$3.97
3) Fair Value of hypothetical at-the-money put option (ATM Put)	$0.02	$0.00
4) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$3.26	$3.37
5) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.02	$0.00
6) Fair Value {1) + 2) - 3) - 4) + 5)}	$10.56	$10.58
7) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.10	$10.50
Cycle Investment Unit Value = Lessor 6) and 7)	$10.10	$10.50

Input Values used above as follows
Bond discount rate	0.28%	0.16%
Annual dividend yield	1.55%	1.55%
Risk free rate	0.19%	0.10%
ATM Call volatility	18.74%	18.74%
ATM Put volatility	18.74%	18.74%
OTM Call volatility	16.37%	16.37%
OTM Put volatility	22.94%	22.94%

Examples Fair Value Per Cycle Investment Unit: 6-Year Cycle; -10% Buffer, Cap Rate Crediting Type.

Component	6-Year Cycle; -10% Buffer	6-Year Cycle; -10% Buffer
Cycle Term (in months)	72	72
Valuation Date (months since Cycle Start Date)	12	66
Cap Rate	999.99%	999.99%
Time to End Date (in months)	60	6

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.22	$0.00
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$3.37	$3.04
5) Fair Value {1) + 2) - 3) - 4)}	$6.25	$6.83
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$26.67	$101.67
Cycle Investment Unit Value = Lessor 5) and 6)	$6.25	$6.83

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$1.16	$0.19
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$1.79	$0.60
5) Fair Value {1) + 2) - 3) - 4)}	$8.76	$9.46
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$26.67	$101.67
Cycle Investment Unit Value = Lessor 5) and 6)	$8.76	$9.46

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$2.22	$1.20
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$1.16	$0.09
5) Fair Value {1) + 2) - 3) - 4)}	$10.45	$10.98
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$26.67	$101.67
Cycle Investment Unit Value = Lessor 5) and 6)	$10.45	$10.98

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$4.27	$3.91
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.60	$0.00
5) Fair Value {1) + 2) - 3) - 4)}	$13.06	$13.78
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$26.67	$101.67
Cycle Investment Unit Value = Lessor 5) and 6)	$13.06	$13.78

Input Values used above as follows
Bond discount rate	1.05%	0.22%
Annual dividend yield	1.55%	1.55%
Risk free rate	1.02%	0.14%
ATM Call volatility	21.38%	21.38%
OTM Call volatility	25.00%	25.00%
OTM Put volatility	22.50%	22.50%

Examples Fair Value Per Cycle Investment Unit: 6-Year Cycle; -20% Buffer, Cap Rate Crediting Type.

Component	6-Year Cycle; -20% Buffer	6-Year Cycle; -20% Buffer
Cycle Term (in months)	72	72
Valuation Date (months since Cycle Start Date)	12	66
Cap Rate	79%	79%
Time to End Date (in months)	60	6

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.22	$0.00
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$2.63	$2.06
5) Fair Value {1) + 2) - 3) - 4)}	$6.98	$7.81
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$11.32	$17.24
Cycle Investment Unit Value = Lessor 5) and 6)	$6.98	$7.81

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$1.16	$0.19
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.04	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$1.33	$0.22
5) Fair Value {1) + 2) - 3) - 4)}	$9.18	$9.84
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$11.32	$17.24
Cycle Investment Unit Value = Lessor 5) and 6)	$9.18	$9.84

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$2.22	$1.20
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.17	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.84	$0.02
5) Fair Value {1) + 2) - 3) - 4)}	$10.60	$11.04
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$11.32	$17.24
Cycle Investment Unit Value = Lessor 5) and 6)	$10.60	$11.04

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$4.27	$3.91
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.71	$0.01
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.43	$0.00
5) Fair Value {1) + 2) - 3) - 4)}	$12.52	$13.77
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$11.32	$17.24
Cycle Investment Unit Value = Lessor 5) and 6)	$11.32	$13.77

Input Values used above as follows
Bond discount rate	1.05%	0.22%
Annual dividend yield	1.55%	1.55%
Risk free rate	1.02%	0.14%
ATM Call volatility	21.38%	21.38%
OTM Call volatility	16.34%	16.34%
OTM Put volatility	23.73%	23.73%

Examples Fair Value Per Cycle Investment Unit: 6-Year Cycle; -30% Buffer, Cap Rate Crediting Type.

Component	6-Year Cycle; -30% Buffer	6-Year Cycle; -30% Buffer
Cycle Term (in months)	72	72
Valuation Date (months since Cycle Start Date)	12	66
Cap Rate	45%	45%
Time to End Date (in months)	60	6

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.22	$0.00
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.01	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$1.97	$1.15
5) Fair Value {1) + 2) - 3) - 4)}	$7.64	$8.71
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.75	$14.13
Cycle Investment Unit Value = Lessor 5) and 6)	$7.64	$8.71

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$1.16	$0.19
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.21	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.94	$0.05
5) Fair Value {1) + 2) - 3) - 4)}	$9.40	$10.00
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.75	$14.13
Cycle Investment Unit Value = Lessor 5) and 6)	$9.40	$10.00

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$2.22	$1.20
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.60	$0.01
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.58	$0.00
5) Fair Value {1) + 2) - 3) - 4)}	$10.42	$11.05
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.75	$14.13
Cycle Investment Unit Value = Lessor 5) and 6)	$10.42	$11.05

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$4.27	$3.91
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$1.72	$0.45
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.29	$0.00
5) Fair Value {1) + 2) - 3) - 4)}	$11.64	$13.32
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.75	$14.13
Cycle Investment Unit Value = Lessor 5) and 6)	$10.75	$13.32

Input Values used above as follows
Bond discount rate	1.05%	0.22%
Annual dividend yield	1.55%	1.55%
Risk free rate	1.02%	0.14%
ATM Call volatility	21.38%	21.38%
OTM Call volatility	17.83%	17.83%
OTM Put volatility	25.09%	25.09%

Examples Fair Value Per Cycle Investment Unit: 3-Year Cycle; -10% Buffer, Cap Rate Crediting Type.

Component	3-Year Cycle; -10% Buffer	3-Year Cycle; -10% Buffer
Cycle Term (in months)	36	36
Valuation Date (months since Cycle Start Date)	12	30
Cap Rate	43%	43%
Time to End Date (in months)	24	6

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.89	$9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.03	$0.00
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$3.18	$3.04
5) Fair Value {1) + 2) - 3) - 4)}	$6.74	$6.89
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$11.43	$13.58
Cycle Investment Unit Value = Lessor 5) and 6)	$6.74	$6.89

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.89	$9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.58	$0.17
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.01	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$1.20	$0.60
5) Fair Value {1) + 2) - 3) - 4)}	$9.26	$9.51
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$11.43	$13.58
Cycle Investment Unit Value = Lessor 5) and 6)	$9.26	$9.51

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.89	$9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$1.60	$1.17
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.12	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.54	$0.08
5) Fair Value {1) + 2) - 3) - 4)}	$10.83	$11.02
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$11.43	$13.58
Cycle Investment Unit Value = Lessor 5) and 6)	$10.83	$11.02

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.89	$9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$3.91	$3.91
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.93	$0.43
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.14	$0.00
5) Fair Value {1) + 2) - 3) - 4)}	$12.72	$13.41
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$11.43	$13.58
Cycle Investment Unit Value = Lessor 5) and 6)	$11.43	$13.41

Input Values used above as follows
Bond discount rate	0.38%	0.22%
Annual dividend yield	1.55%	1.55%
Risk free rate	0.54%	0.14%
ATM Call volatility	20.36%	20.36%
OTM Call volatility	15.33%	15.33%
OTM Put volatility	22.30%	22.30%

Examples Fair Value Per Cycle Investment Unit: 1-Year Cycle; -10% Buffer, Cap Rate Crediting Type.

Component	1-Year Cycle; -10% Buffer	1-Year Cycle; -10% Buffer
Cycle Term (in months)	12	12
Valuation Date (months since Cycle Start Date)	2	10
Cap Rate	11%	11%
Time to End Date (in months)	10	2

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.97	$9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.00	$0.00
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$3.08	$3.01
5) Fair Value {1) + 2) - 3) - 4)}	$6.90	$6.97
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.18	$10.92
Cycle Investment Unit Value = Lessor 5) and 6)	$6.90	$6.97

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.97	$9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.24	$0.03
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.03	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.80	$0.35
5) Fair Value {1) + 2) - 3) - 4)}	$9.38	$9.66
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.18	$10.92
Cycle Investment Unit Value = Lessor 5) and 6)	$9.38	$9.66

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.97	$9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$1.23	$1.02
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.48	$0.20
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.21	$0.01
5) Fair Value {1) + 2) - 3) - 4)}	$10.52	$10.79
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.18	$10.92
Cycle Investment Unit Value = Lessor 5) and 6)	$10.18	$10.79

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.97	$9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$3.86	$3.97
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$2.77	$2.87
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.02	$0.00
5) Fair Value {1) + 2) - 3) - 4)}	$11.04	$11.08
6) Proportional Cap Rate = $10 * (1 + Cap Rate * (Valuation Date / Cycle Term))	$10.18	$10.92
Cycle Investment Unit Value = Lessor 5) and 6)	$10.18	$10.92

Input Values used above as follows
Bond discount rate	0.28%	0.16%
Annual dividend yield	1.55%	1.55%
Risk free rate	0.19%	0.10%
ATM Call volatility	18.74%	18.74%
OTM Call volatility	14.64%	14.64%
OTM Put volatility	22.94%	22.94%

Examples Fair Value Per Cycle Investment Unit: 6-Year Cycle; -10% Buffer; Participation Rate.

Component	6-Year Cycle; -10% Buffer	6-Year Cycle; -10% Buffer
Cycle Term (in months)	72	72
Valuation Date (months since Cycle Start Date)	12	66
Participation Rate	115%	115%
Time to End Date (in months)	60	6

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation Rate	$0.26	$0.00
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$3.37	$3.04
4) Fair Value {1) + 2) - 3)}	$6.28	$6.83
5) Proportional Participation Rate = Index Gain * (Valuation Date / Cycle Term)	NA	NA
6) Unit Value maximum = $10 * (1 + Participation Rate * Proportional Participation Rate))	NA	NA
Cycle Investment Unit Value = Lessor 4) and 6)	$6.28	$6.83

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation Rate	$1.33	$0.22
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$1.79	$0.60
4) Fair Value {1) + 2) - 3)}	$8.93	$9.49
5) Proportional Participation Rate = Index Gain * (Valuation Date / Cycle Term)	NA	NA
6) Unit Value maximum = $10 * (1 + Participation Rate * Proportional Participation Rate))	NA	NA
Cycle Investment Unit Value = Lessor 4) and 6)	$8.93	$9.49

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation Rate	$2.55	$1.37
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$1.16	$0.09
4) Fair Value {1) + 2) - 3)}	$10.78	$11.16
5) Proportional Participation Rate = Index Gain * (Valuation Date / Cycle Term)	1.67%	9.17%
6) Unit Value maximum = $10 * (1 + Participation Rate * Proportional Participation Rate))	$10.19	$11.05
Cycle Investment Unit Value = Lessor 4) and 6)	$10.19	$11.05

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.39	$9.87
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation Rate	$4.90	$4.49
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.60	$0.00
4) Fair Value {1) + 2) - 3)}	$13.70	$14.36
5) Proportional Participation Rate = Index Gain * (Valuation Date / Cycle Term)	6.67%	36.67%
6) Unit Value maximum = $10 * (1 + Participation Rate * Proportional Participation Rate))	$10.77	$14.22
Cycle Investment Unit Value = Lessor 4) and 6)	$10.77	$14.22

Input Values used above as follows
Bond discount rate	1.05%	0.22%
Annual dividend yield	1.55%	1.55%
Risk free rate	1.02%	0.14%
ATM Call volatility	21.38%	21.38%
OTM Put volatility	22.50%	22.50%

Examples Fair Value Per Cycle Investment Unit: 1-Year Cycle; -10% Buffer, Participation Rate Crediting Type.

Component	1-Year Cycle; -10% Buffer	1-Year Cycle; -10% Buffer
Cycle Term (in months)	12	12
Valuation Date (months since Cycle Start Date)	2	10
Participation Rate	72%	72%
Time to End Date (in months)	10	2

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.97	$9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation Rate	$0.00	$0.00
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$3.08	$3.01
4) Fair Value {1) + 2) - 3)}	$6.90	$6.97
5) Proportional Participation Rate = Index Gain * (Valuation Date / Cycle Term)	NA	NA
6) Unit Value maximum = $10 * (1 + Participation Rate * Proportional Participation Rate))	NA	NA
Cycle Investment Unit Value = Lessor 4) and 6)	$6.90	$6.97

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.97	$9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation Rate	$0.17	$0.02
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.80	$0.35
4) Fair Value {1) + 2) - 3)}	$9.35	$9.66
5) Proportional Participation Rate = Index Gain * (Valuation Date / Cycle Term)	NA	NA
6) Unit Value maximum = $10 * (1 + Participation Rate * Proportional Participation Rate))	NA	NA
Cycle Investment Unit Value = Lessor 4) and 6)	$9.35	$9.66

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.97	$9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation Rate	$0.89	$0.73
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.21	$0.01
4) Fair Value {1) + 2) - 3)}	$10.65	$10.71
5) Proportional Participation Rate = Index Gain * (Valuation Date / Cycle Term)	1.67%	8.33%
6) Unit Value maximum = $10 * (1 + Participation Rate * Proportional Participation Rate))	$10.12	$10.60
Cycle Investment Unit Value = Lessor 4) and 6)	$10.12	$10.60

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.97	$9.98
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation Rate	$2.78	$2.86
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.02	$0.00
4) Fair Value {1) + 2) - 3)}	$12.73	$12.84
5) Proportional Participation Rate = Index Gain * (Valuation Date / Cycle Term)	6.67%	33.33%
6) Unit Value maximum = $10 * (1 + Participation Rate * Proportional Participation Rate))	$10.48	$12.40
Cycle Investment Unit Value = Lessor 4) and 6)	$10.48	$12.40

Input Values used above as follows
Bond discount rate	0.28%	0.16%
Annual dividend yield	1.55%	1.55%
Risk free rate	0.19%	0.10%
ATM Call volatility	18.74%	18.74%
OTM Put volatility	22.94%	22.94%

The Statement of Additional Information (SAI) can provide you with more detailed information about the Contract, Midland National Life Insurance Company and the Midland National Life Separate Account C, including more information about commissions and distribution expenses. For more information about the Contract and/or a free copy of the SAI or prospectus, contact your Advisor or our Customer Service Center at:

Sammons Retirement Solutions

P.O. Box 9261

Des Moines, IA 50306-9261 (Regular Mail)

Sammons Retirement Solutions

8300 Mills Civic Parkway

West Des Moines, IA 50266-3833 (Overnight Mail)

Phone: (866) 747-3421

Facsimile: (866) 511-7038

Reports and other information about Midland National Life Insurance Company and Midland National Life Separate Account C are available on the Securities and Exchange Commission’s website at http://www.sec.gov. You may obtain copies of this information, upon your payment of a duplicating fee, by electronic request at this e-mail address: publicinfo@sec.gov.

Dealer Prospectus Delivery Obligations:

All dealers that effect transactions in these securities are required to deliver a prospectus.

EDGAR Contract Identifier No. C000235591

STATEMENT OF ADDITIONAL INFORMATION FOR THE

MIDLAND ADVISORY REGISTERED INDEX-LINKED AND VARIABLE ANNUITY CONTRACT

Flexible Premium Deferred Index-Linked Variable Annuity Contract

Issued by

MIDLAND NATIONAL LIFE INSURANCE COMPANY

(Through Midland National Life Separate Account C)

Our Customer Service Center:

P.O. Box 9261

Des Moines, IA 50306-9261

(866) 747-3421

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Midland Advisory Flexible Premium Index-Linked and Variable Annuity Contract (“Contract”) issued by Midland National Life Insurance Company. You may obtain a free copy of the Prospectus dated April 29, 2022 by contacting us at our Customer Service Center using the above address and phone number. Terms used in the current Prospectus for the contract are incorporated in this document.

This statement of additional information is not a prospectus and should be read only in conjunction with the prospectus for the contract and the prospectuses for all of the Investment Portfolios currently available in the contract.

Dated April 29, 2022

1

2

SEPARATE ACCOUNT AND THE COMPANY

The Depositor, Midland National Life Insurance Company, is a stock life insurance company. It was organized in 1906, in South Dakota, as a mutual life insurance company at that time named “The Dakota Mutual Life Insurance Company.” We were reincorporated as a stock life insurance company, in 1909. Our name “Midland” was adopted in 1925. We were redomesticated to Iowa in 1999. We are licensed to do business in 49 states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and the Mariana Islands.

We are regulated and supervised by the Iowa Insurance Department. We are subject to the insurance laws and regulations in every jurisdiction where we sell insurance and annuity contracts. We are engaged in a broad range of insurance and insurance-related activities.

Midland National is a subsidiary of Sammons Enterprises, Inc., Dallas, Texas. Sammons Enterprises has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

The Registrant, Separate Account C, was established under the insurance laws of the State of South Dakota in March 1991 and is now governed by Iowa law. It is registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940 as a unit investment trust.

SERVICES

Midland National keeps the assets of the Midland National Life Separate Accounts and holds all funds of the Separate Account. Midland National maintains the proceeds of shares of the underlying Investment Options purchased and sold through the Midland National Life Separate Accounts. Financial statements of each Investment Option within Midland National Life Separate Account C and Midland National Life Insurance Company are prepared by PricewaterhouseCoopers LLP, 699 Walnut Street, Suite 1300, Des Moines, IA 50309.

3

THE CONTRACT

ENTIRE CONTRACT

The entire contract between you and us consists of the contract, the attached written application and any attached endorsements, riders, and amendments.

CHANGES TO THE CONTRACT

No one has the right to change any part of the contract or to waive any of its provisions unless the change is approved in writing by one of our officers. Only our President or Secretary may modify the contract.

We may change the contract without your consent to conform to state or federal laws or regulations. A change will be made by attaching an endorsement to the contract.

INCONTESTABILITY

We will not contest the contract.

MISSTATEMENT OF AGE OR SEX

If the age or sex of the annuitant has been misstated, we will adjust the amount of each annuity payment to whatever the applied value would have purchased at the correct age and sex.

Any underpayments made by us will be paid to the payee. Any overpayments made by us will be charged against benefits falling due after adjustment. All underpayments and overpayments will include interest at the rate required by the jurisdiction in which the contract is delivered.

NON-PARTICIPATING

The contract does not participate in the surplus or profits of the Company and the Company does not pay any dividends on it.

CLAIMS OF CREDITORS

To the extent permitted by law, no benefits payable based on the assets in the Separate Account under the contract to a beneficiary or payee are subject to the claims of creditors.

MINIMUM BENEFITS

The annuity payments, Surrender Value and Death Benefit under the contract are not less than the minimum required by the laws of the state in which the contract is delivered.

4

OWNERSHIP

The contract belongs to you. You have all rights granted by the contract, including the right to change owners and beneficiaries, subject to the rights of:

1)	Any assignee of record with us;

2)	Any irrevocable beneficiary; and

3)	Any restricted ownership.

We must receive written notice informing us of any change, designation or revocation. Once recorded, a change, designation or revocation takes effect as of the date the written notice was signed. However, we are not liable for payments made by us before we record the written notice. A change of owner may have adverse tax consequences.

ACCUMULATION UNIT VALUE

We determine Accumulation Unit Values for each Subaccount of our Separate Account at the end of each Valuation Period. The Accumulation Unit Value for each Subaccount was initially set at $10.00. The Accumulation Unit Value for any Business Day is equal to the Accumulation Unit Value for the preceding Business Day multiplied by the net investment factor for that Subaccount on that Business Day.

We determine the net investment factor for each Subaccount every Valuation Period by taking a) divided by b) minus c) where:

a)	Is the total of:

1)	The net asset value per share at the end of the current Valuation Period; plus

2)	Any dividend or capital gains per share reinvested during the current Valuation Period; plus

3)	Total accrued, but not yet reinvested, capital gains per share as of the current Valuation Period.

b)	Is the net asset value plus the total accrued but not yet reinvested capital gains per share as of the preceding Valuation Period.

c)	Is the Mortality and Expense Risk Charge plus the Asset Based Administration Charge for each day in the current Valuation Period.

We reserve the right to subtract any other daily charge for taxes or amounts set aside as a reserve for taxes. Generally, this means that we would adjust unit values to reflect what happens to the Investment Portfolios, and also for any charges.

5

ANNUITY PAYMENTS

The amount of each fixed annuity payment will be set on the Maturity Date and will not subsequently be affected by the investment performance of the Investment Options.

6

ADJUSTED HISTORICAL PERFORMANCE DATA

Midland National may also disclose adjusted historical performance data for an Subaccount for periods before the Subaccount commenced operations, based on the assumption that the Subaccount was in existence before it actually was, and that the Subaccount had been invested in a particular Investment Portfolio that was in existence prior to the Subaccount’s commencement of operations. The Investment Portfolio used for these calculations will be the actual Investment Portfolio that the Subaccount will invest in.

Adjusted historical performance data of this type will be calculated as follows. First, the value of an assumed $1,000 investment in the applicable Investment Portfolio is calculated on a monthly basis by comparing the net asset value per share at the beginning of the month with the net asset value per share at the end of the month (adjusted for any dividend distributions during the month), and the resulting ratio is applied to the value of the investment at the beginning of

7

the month to get the gross value of the investment at the end of the month. Second, that gross value is then reduced by a “contract charges” factor to reflect the charges imposed under the contract. The contract charges factor is calculated by taking the daily Separate Account asset charge. The total is then divided by 12 to get the monthly contract charges factor, which is then applied to the value of the hypothetical initial payment in the applicable Investment Portfolio to get the value in the Subaccount. The contract charges factor is assumed to be deducted at the beginning of each month. In this manner, the Ending Redeemable Value (“ERV”) of a hypothetical $1,000 initial payment in the Subaccount is calculated each month during the applicable period, to get the ERV at the end of the period. Third, that ERV is then utilized in the formulas above.

This type of performance data may be disclosed on both an average annual total return and a cumulative total return basis. Moreover, it may be disclosed assuming that the contract is not surrendered (i.e., with no deduction for the contingent deferred sales charge) and assuming that the contract is surrendered at the end of the applicable period (i.e., reflecting a deduction for any applicable contingent deferred sales charge).

FEDERAL TAX MATTERS

TAX-FREE EXCHANGES (SECTION 1035)

Midland National accepts premiums which are the proceeds of a contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code (“Code”).

We also accept “rollovers” from contracts qualifying as individual retirement annuities or accounts (IRAs), or any other qualified contract which is eligible to “roll-over” into an IRA. The Company differentiates between nonqualified contracts and IRAs to the extent necessary to comply with federal tax laws. In all events, a tax adviser should be consulted with and relied upon before you effect an exchange or a rollover.

REQUIRED DISTRIBUTIONS

In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the Code requires any nonqualified contract to provide that (a) if any owner dies on or after the annuity date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner’s death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed (1) within five years after the date of that owner’s death, or (2) as Annuity payments which will begin within one year of that owner’s death and which will be made over the life of the owner’s “designated beneficiary” or over a period not extending beyond the life expectancy of that beneficiary. The owner’s “designated beneficiary” is the person to whom ownership of the contract passes by reason of death and must be a natural person. However, if the owner’s designated beneficiary is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner.

8

The nonqualified contracts contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.

Other rules may apply to qualified contracts.

NON-NATURAL PERSON OWNERS

If a non-natural person (e.g., a corporation or a trust) owns a nonqualified contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year.

There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The tax discussion in the prospectus and herein generally applies to contracts owned by natural persons.

DIVERSIFICATION REQUIREMENTS

The Code requires that the investments of each Subaccount of the Separate Account underlying the contracts be “adequately diversified” in order for the contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each Subaccount, through the fund company in which it invests, will satisfy these diversification requirements.

OWNER CONTROL

In some circumstances, owners of variable contracts who retain control over the investment of the underlying Separate Account assets may be treated as owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contracts, we believe that the owner of a contract should not be treated as the owner of the Separate Account assets. We reserve the right to modify the contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the contracts from being treated as the owners of the underlying Separate Account assets.

9

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a qualified contract may be subject to the terms of the retirement plan itself, regardless of the terms of the qualified contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

Individual Retirement Accounts and Annuities (IRAs), as defined in Section 408 of the Code, permit individuals to make annual contributions of up to the lesser of a specific dollar amount or the amount of compensation includible in the individual’s gross income for the year. The contributions may be deductible in whole or in part, depending on the individual’s income and whether the individual is a participant in a qualified plan. Distributions from certain retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other converted amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

The Setting Every Community Up for Retirement Enhancement Act of 2019 (the “Secure Act”) increases the beginning date for required minimum distributions from 70 1/2 to 72. This change only applies if you will attain age 70 1/2 on or after January 1, 2020. . If you reached the age of 70 1/2 prior to January 1, 2020, you are still required to use age 70 1/2 as the beginning date for required minimum distributions.

The Secure Act also provides that for qualified contract owners who die after January 1, 2020 that any designated beneficiary who is not an “eligible designated beneficiary” must withdraw the entire account value by the end of the tenth year following the year of death. This rule applies regardless of whether required minimum distributions have begun. Eligible designated beneficiaries can withdraw the account value over their lives or a period not exceeding their life expectancies. The only eligible designated beneficiary payouts we administer are those involving the surviving spouse of the deceased owner. For distribution purposes, we will treat non-spouse eligible designated beneficiaries as designated beneficiaries.

10

DISTRIBUTION OF THE CONTRACTS

The contracts will be offered on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.

Sammons Financial Network, LLC. (“Sammons Financial Network”) serves as principal underwriter for the contracts. Sammons Financial Network is a Delaware limited liability company and its principal office is located at 8300 Mills Civic Parkway, West Des Moines, IA 50266. Sammons Financial Network is an indirect, wholly owned subsidiary of Sammons Enterprises, Inc. of Dallas, Texas, which in turn is the ultimate parent company of Midland National Life Insurance Company. Sammons Financial Network is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA, Inc. Sammons Financial Network offers the contracts through its registered representatives. Sammons Financial Network also may enter into selling agreements with other broker-dealers (“selling firms”) and compensates them for their services. Registered representatives, who offer contracts, are appointed as insurance agents for Midland National Life Insurance Company.

We intend to pay a distribution allowance to Sammons Financial Network of 1.50% of total premiums received on Midland Advisory RILA.

Sammons Financial Network or its affiliates via expense sharing agreements will pay the advertising and sales expenses related to the distribution of the contracts.

We and/or Sammons Financial Network may pay certain selling firms additional amounts for:

•	participation in their marketing programs, which may include marketing services and increased access to their sales representatives;

•	sales promotions relating to the contracts;

•	costs associated with sales conferences and educational seminars for their sales representatives; and

•	other sales expenses incurred by them.

We may pay flat dollar amounts to certain selling firms. Our sales and marketing personnel may be permitted to attend selling firm’s annual, sales, and other conferences and/or may be given booth time, speaking time, or access to lists of the selling firm’s registered representatives.

We and/or Sammons Financial Network may make bonus payments to certain selling firms based on aggregate sales or persistency standards. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

11

SAFEKEEPING OF ACCOUNT ASSETS

Title to assets of the Separate Account is held by Midland National. The assets are held separate and apart from our Fixed Account assets. Records are maintained of all premiums and redemptions of Investment Portfolio shares held by each of the Subaccounts.

STATE REGULATION

Midland National is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain contract rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the contracts will be modified accordingly.

RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by Midland National. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under that Act or by any other applicable law or regulation will be sent to owners semi-annually at their last known address of record.

12

EXPERTS

The financial statements of Midland National Life Insurance Company Separate Account C as of December 31, 2021 and for the year then ended included in this Statement of Additional Information have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

AUDITED FINANCIALS

Financial Statements of Midland National Life Insurance Company Separate Account C

Separate Account C Financials

Financial Statements of Midland National Life Insurance Company

The financial statements of Midland National Life Insurance Company for the period ending December 31, 2020 are included in the prospectus and are incorporated by reference herein.

13

                    Midland National Life

                    Insurance Company

                    Separate Account C

                                    Financial Statements

                                    December 31, 2021 and 2020

Midland National Life Insurance Company

Separate Account C

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Midland National Life Insurance Company and the Policyowners of Midland National Life Insurance Company Separate Account C

Opinions on the Financial Statements

We have audited the accompanying statements of net assets of each of the subaccounts of Midland National Life Insurance Company Separate Account C indicated in the table below as of December 31, 2021, and the related statements of operations and of changes in net assets for each of the periods indicated in the table below (other than the BNY Mellon Variable Investment Fund- International Value Portfolio, which only includes a statement of changes in net assets for the period January 1, 2020 to April 30, 2020 (date of liquidation), and the Delaware Variable Insurance Portfolios-Covered Call Strategy Portfolio, which only includes a statement of changes in net assets for the period January 1, 2020 to December 11, 2020 (date of liquidation)), including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts of Midland National Life Insurance Company Separate Account C (other than the BNY Mellon Variable Investment Fund- International Value Portfolio and Delaware Variable Insurance Portfolios-Covered Call Strategy Portfolio) as of December 31, 2021, and the results of each of their operations and the changes in each of their net assets for the periods indicated in the table below, in conformity with accounting principles generally accepted in the United States of America.

Fidelity Variable Insurance Products- Government Money Market Portfolio (1)	VanEck Worldwide Insurance Trust- Global Resources Fund (1)
Fidelity Variable Insurance Products- High Income Portfolio (1)	VanEck Worldwide Insurance Trust- Emerging Markets Fund (1)
Fidelity Variable Insurance Products- Equity- Income Portfolio (1)	VanEck Worldwide Insurance Trust- Emerging Markets Bond Fund (1)
Fidelity Variable Insurance Products- Growth Portfolio (1)	Janus Henderson Series- Global Technology and Innovation Portfolio (1)
Fidelity Variable Insurance Products- Overseas Portfolio (1)	Janus Henderson Series- Overseas Portfolio (1)
Fidelity Variable Insurance Products- Mid Cap Portfolio (1)	Janus Henderson Series- Research Portfolio (1)
Fidelity Variable Insurance Products- Asset Manager Portfolio (1)	Janus Henderson Series- Enterprise Services Portfolio (1)
Fidelity Variable Insurance Products- Investment Grade Bond Portfolio (1)	Janus Henderson Series- Global Research Portfolio (1)
Fidelity Variable Insurance Products- Index 500 Portfolio (1)	Janus Henderson Series- Mid Cap Value Portfolio (1)
Fidelity Variable Insurance Products- Contrafund Portfolio (1)	Janus Henderson Series- Balanced Portfolio (1)
Fidelity Variable Insurance Products- Asset Manager: Growth Portfolio (1)	Janus Henderson Series- Flexible Bond Portfolio (1)

PricewaterhouseCoopers LLP, Hub Tower, 699 Walnut Street, Des Moines, Iowa 50309

T: (515) 246 3800, www.pwc.com/us

Fidelity Variable Insurance Products- Balanced Portfolio (1)	PIMCO Variable Insurance Trust- Total Return Portfolio (1)
Fidelity Variable Insurance Products- Growth & Income Portfolio (1)	PIMCO Variable Insurance Trust- Low Duration Portfolio (1)
Fidelity Variable Insurance Products- Growth Opportunities Portfolio (1)	PIMCO Variable Insurance Trust- High Yield Portfolio (1)
Fidelity Variable Insurance Products- Value Strategies Portfolio (1)	PIMCO Variable Insurance Trust- Real Return Portfolio (1)
Fidelity Variable Insurance Products- Strategic Income Portfolio (1)	PIMCO Variable Insurance Trust- All Asset Portfolio (1)
Fidelity Variable Insurance Products- Emerging Markets Portfolio (1)	PIMCO Variable Insurance Trust- Global Managed Asset Allocation Portfolio (1)
Fidelity Variable Insurance Products- Real Estate Portfolio (1)	PIMCO Variable Insurance Trust- Short-Term Portfolio (1)
Fidelity Variable Insurance Products- Funds Manager 50% Portfolio (1)	PIMCO Variable Insurance Trust- Emerging Markets Bond Portfolio (1)
Fidelity Variable Insurance Products- Funds Manager 70% Portfolio (1)	PIMCO Variable Insurance Trust- Global Bond Opportunities Portfolio (1)
Fidelity Variable Insurance Products- Funds Manager 85% Portfolio (1)	PIMCO Variable Insurance Trust- Commodity Real Return Strategy Portfolio (1)
Fidelity Variable Insurance Products- Government Money Market Portfolio Service Class 2 (1)	PIMCO Variable Insurance Trust- International Bond (USD-Hedged) Portfolio (1)
Fidelity Variable Insurance Products- International Capital Appreciation Portfolio (2)	PIMCO Variable Insurance Trust- Dynamic Bond Adv Portfolio (1)
American Century Variable Portfolios, Inc. - Balanced Fund (1)	PIMCO Variable Insurance Trust- Income Advisor Portfolio (1)
American Century Variable Portfolios, Inc. - Capital Appreciation Fund (1)	Goldman Sachs Variable Insurance Trust- Small Cap Equity Insights Fund (1)
American Century Variable Portfolios, Inc. - International Fund (1)	Goldman Sachs Variable Insurance Trust- Large Cap Value Fund (1)
American Century Variable Portfolios, Inc. - Value Fund (1)	Goldman Sachs Variable Insurance Trust- Mid Cap Value Fund (1)
American Century Variable Portfolios, Inc. - Disciplined Core Value Fund (1)	Neuberger Berman Advisors Management Trust - Mid-Cap Growth Portfolio (1)
American Century Variable Portfolios, Inc. - Inflation Protection Fund (1)	Neuberger Berman Advisors Management Trust - AMT Mid Cap Intrinsic Value Portfolio (1)
American Century Variable Portfolios, Inc. - Large Company Value Fund (1)	BNY Mellon Variable Investment Fund- Appreciation Portfolio (1)
American Century Variable Portfolios, Inc. - Mid Cap Value Fund (1)	BNY Mellon Variable Investment Fund- International Value Portfolio (4)
American Century Variable Portfolios, Inc. - Ultra Fund (1)	BNY Mellon Variable Investment Fund- Sustainable U.S. Equity Portfolio (1)

2

MFS Variable Insurance Trust. - Research Series (1)	Morgan Stanley Variable Institutional Funds- Emerging Markets Debt Portfolio (1)
MFS Variable Insurance Trust. - Growth Series (1)	Morgan Stanley Variable Institutional Funds- Emerging Markets Equity Portfolio (1)
MFS Variable Insurance Trust. - Investors Trust Series (1)	Morgan Stanley Variable Institutional Funds- Discovery Portfolio (1)
MFS Variable Insurance Trust. - New Discovery Series (1)	Morgan Stanley Variable Institutional Funds- U.S. Real Estate Portfolio (1)
MFS Variable Insurance Trust. - Corporate Bond Portfolio (1)	Northern Lights Variable Trust- Power Income Fund (6)
MFS Variable Insurance Trust. - Emerging Markets Equity Portfolio (1)	Northern Lights Variable Trust- Power Dividend Index Fund (1)
MFS Variable Insurance Trust. - Technology Portfolio (1)	AB Variable Products Series- Dynamic Asset Allocation Portfolio (1)
MFS Variable Insurance Trust. - Global Tactical Allocation Portfolio (1)	AB Variable Products Series- Small Cap Growth Portfolio (1)
MFS Variable Insurance Trust. - International Intrinsic Value Portfolio (1)	AB Variable Products Series- Small Mid Cap Value Portfolio (1)
MFS Variable Insurance Trust. - Utilities Series Portfolio (1)	BlackRock Variable Series Fund, Inc- Basic Value Fund (1)
MFS Variable Insurance Trust. - Blended Research Core Equity Portfolio (1)	BlackRock Variable Series Fund, Inc- Capital Appreciation Fund (1)
MFS Variable Insurance Trust. - Global Real Estate Portfolio (1)	BlackRock Variable Series Fund, Inc- Equity Dividend Fund (1)
Lord Abbett Series Fund, Inc. - Growth & Income Portfolio (1)	BlackRock Variable Series Fund, Inc- Global Allocation Fund (1)
Lord Abbett Series Fund, Inc. - Mid-Cap Stock Portfolio (1)	BlackRock Variable Series Fund, Inc- Advantage Large Cap Core Fund (1)
Lord Abbett Series Fund, Inc. - Bond-Debenture Portfolio (1)	BlackRock Variable Series Fund, Inc- Large Cap Focus Growth Fund (1)
Lord Abbett Series Fund, Inc. - Fundamental Equity Portfolio (1)	BlackRock Variable Series Fund, Inc- 60/40 Target Allocation ETF Fund (1)
Lord Abbett Series Fund, Inc. - Developing Growth Portfolio (1)	BlackRock Variable Series Fund, Inc- Total Return Portfolio (1)
Lord Abbett Series Fund, Inc. - Short Duration Income Portfolio (1)	BlackRock Variable Series Fund, Inc- S&P 500 Portfolio (1)
Alger Fund – Large Cap Growth Portfolio (1)	Columbia Variable Portfolio - Contrarian Core 2 Portfolio (1)
Alger Fund – MidCap Growth Portfolio (1)	Columbia Variable Portfolio - Dividend Opportunity Portfolio (1)
Alger Fund – Capital Appreciation Portfolio (1)	Columbia Variable Portfolio - Emerging Markets Bond Portfolio (1)

3

Alger Fund – Small Cap Growth Portfolio (1)	Columbia Variable Portfolio - High Yield Portfoli0 (1)
Alger Fund – Capital Appreciation Portfolio Class S(1)	Columbia Variable Portfolio - Select Large-Cap Value Portfolio (1)
Calvert Variable Series, Inc. – Mid Cap Growth Portfolio (1)	Columbia Variable Portfolio - Seligman Global Tech Portfolio (1)
Calvert Variable Series, Inc. – S&P 500 Index Portfolio (1)	Columbia Variable Portfolio - US Government Mortgage Portfolio (1)
Calvert Variable Series, Inc. – SRI Balanced Portfolio (1)	Columbia Variable Portfolio - Strategic Income Portfolio (2)
Invesco Variable Insurance Funds- Technology Fund (1)	Columbia Variable Portfolio – Emerging Markets Portfolio (3)
Invesco Variable Insurance Funds- Managed Volatility Fund (1)	DWS Variable Insurance Portfolios-Equity 500 Index Portfolio (1)
Invesco Variable Insurance Funds- Diversified Dividend Fund (1)	DWS Variable Insurance Portfolios- Small Cap Index Portfolio (1)
Invesco Variable Insurance Funds- Health Care Fund (1)	DWS Variable Insurance Portfolios- Alternative Asset Allocation Portfolio (1)
Invesco Variable Insurance Funds- Global Real Estate Fund (1)	DWS Variable Insurance Portfolios- Global Small Cap Portfolio (1)
Invesco Variable Insurance Funds- International Growth Fund (1)	DWS Variable Insurance Portfolios- Small Mid Cap Value Portfolio (1)
Invesco Variable Insurance Funds-Main Street Mid Cap Fund (1)	DWS Variable Insurance Portfolios- CROCI US Portfolio (1)
Invesco Variable Insurance Funds-Core Bond Fund (1)	DWS Variable Insurance Portfolios- High Income Portfolio (3)
Invesco Variable Insurance Funds-Discovery Mid Cap Growth Fund (1)	Eaton Vance Variable Trust - Floating Rate Income Portfolio (1)
Invesco Variable Insurance Funds-Global Fund (1)	Delaware Variable Insurance Portfolios-Total Return Portfolio (1)
Invesco Variable Insurance Funds-Main Street Fund (1)	Delaware Variable Insurance Portfolios- International Portfolio (1)
Invesco Variable Insurance Funds-Main Street Small Cap Fund (1)	Delaware Variable Insurance Portfolios- Opportunity Portfolio (1)
Invesco Variable Insurance Funds-Balanced-Risk Allocation Fund (3)	Franklin Templeton Variable Insurance Products Trust- Mutual Shares Fund (1)
Invesco Variable Insurance Funds-Core Plus Bond Fund (3)	Franklin Templeton Variable Insurance Products Trust- Income Fund (1)
Invesco Variable Insurance Funds-Equity and Income Fund (3)	Franklin Templeton Variable Insurance Products Trust-Global Bond Fund (1)
Invesco Variable Insurance Funds-Small Cap Equity Fund (3)	Franklin Templeton Variable Insurance Products Trust-Foreign Fund (1)

4

Invesco Variable Insurance Funds-Equally Weighted S&P 500 Fund (5)	Franklin Templeton Variable Insurance Products Trust- Developing Markets Fund (1)
Invesco Variable Insurance Fund - Growth and Income Portfolio (1)	Franklin Templeton Variable Insurance Products Trust-Mutual Global Discovery Fund (1)
Invesco Variable Insurance Fund - Value Opportunities Fund (1)	Franklin Templeton Variable Insurance Products Trust-Rising Dividends Fund (1)
Invesco Variable Insurance Fund - American Value Fund (1)	Franklin Templeton Variable Insurance Products Trust-DynaTech 2 Fund (5)
J.P. Morgan Series Trust II- Core Bond Portfolio (1)	Franklin Templeton Variable Insurance Products Trust-Multi-Asset Dynamic Multi-Strategy Portfolio (1)
J.P. Morgan Series Trust II- Small Cap Core Portfolio (1)	Delaware Ivy Variable Insurance Portfolios- Asset Strategy Portfolio (1)
Rydex Variable Trust-Nova Fund (1)	Delaware Ivy Variable Insurance Portfolios- Balanced Portfolio (1)
Rydex Variable Trust- NASDAQ-100 Fund (1)	Delaware Ivy Variable Insurance Portfolios-Global Equity Income Portfolio (1)
Rydex Variable Trust- U.S. Government Money Market Fund (1)	Delaware Ivy Variable Insurance Portfolios-Energy Portfolio (1)
Rydex Variable Trust- Inverse S&P 500 Strategy Fund (1)	Delaware Ivy Variable Insurance Portfolios- Global Bond Portfolio (1)
Rydex Variable Trust- Inverse NASDAQ-100 Strategy Fund (1)	Delaware Ivy Variable Insurance Portfolios-Natural Resources Portfolio (1)
Rydex Variable Trust- Inverse Government Long Bond Strategy Fund (1)	Delaware Ivy Variable Insurance Portfolios-Growth Portfolio (1)
Rydex Variable Trust- Government Long Bond 1.2x Strategy (1)	Delaware Ivy Variable Insurance Portfolios-High Income Portfolio (1)
Rydex Variable Trust- NASDAQ-100 2x Strategy Fund (1)	Delaware Ivy Variable Insurance Portfolios- International Core Equity Portfolio (1)
Rydex Variable Trust- Inverse Dow 2x Strategy Fund (1)	Delaware Ivy Variable Insurance Portfolios-Global Growth Portfolio (1)
Rydex Variable Insurance Funds- Biotechnology Fund (1)	Delaware Ivy Variable Insurance Portfolios-Mid Cap Growth Portfolio (1)
Rydex Variable Insurance Funds- S&P 500 Pure Growth Fund (1)	Delaware Ivy Variable Insurance Portfolios-Science and Technology Portfolio (1)
Rydex Variable Insurance Funds- S&P MidCap 400 Pure Growth Fund (1)	Delaware Ivy Variable Insurance Portfolios-Small Cap Growth Portfolio (1)
Guggenheim Variable Insurance Funds - Long Short Equity Fund (1)	Delaware Ivy Variable Insurance Portfolios-SMID Cap Core Portfolio (1)
Guggenheim Variable Insurance Funds - Multi- Hedge Strategies Fund (1)	Lazard Retirement Series, Inc.- International Equity Portfolio (1)
Guggenheim Variable Insurance Funds - Global Managed Futures Strategy Fund (1)	Lazard Retirement Series, Inc.-Global Dynamic Multi Asset Portfolio (1)

5

Guggenheim Variable Insurance Funds - Small Cap Value Fund (1)	Legg Mason Partners Variable Equity Trust- Western Asset Variable Global High Yield Bond Portfolio (1)
ProFunds VP- Profund Access VP High Yield Fund (1)	Legg Mason Partners Variable Equity Trust- ClearBridge Variable Mid Cap Portfolio (1)
ProFunds VP- Asia 30 (1)	Legg Mason Partners Variable Equity Trust- ClearBridge Variable Dividend Strategy Portfolio (1)
ProFunds VP- Banks (1)	Legg Mason Partners Variable Equity Trust- ClearBridge Variable Small Cap Growth Portfolio (1)
ProFunds VP- Basic Materials (1)	Legg Mason Partners Variable Equity Trust- ClearBridge Variable Aggressive Growth Portfolio (1)
ProFunds VP- Bear (1)	Legg Mason Partners Variable Equity Trust- Western Asset Variable Core Bond Plus Portfolio (1)
ProFunds VP- Biotechnology (1)	Legg Mason Partners Variable Equity Trust- ClearBridge Variable Large Cap Growth Portfolio (1)
ProFunds VP- Bull (1)	Pioneer Variable Contracts Trust-Fund Portfolio (1)
ProFunds VP- Consumer Goods (1)	Pioneer Variable Contracts Trust-Bond Portfolio (1)
ProFunds VP- Consumer Services (1)	Pioneer Variable Contracts Trust- Strategic Income Portfolio (1)
ProFunds VP- Dow 30 (1)	Pioneer Variable Contracts Trust-Equity Income Portfolio (1)
ProFunds VP- Emerging Markets (1)	Pioneer Variable Contracts Trust-High Yield Portfolio (1)
ProFunds VP- Europe 30 (1)	Prudential Series Funds-PGIM Jennison Focused Blend Portfolio (1)
ProFunds VP- Falling U.S. Dollar (1)	Prudential Series Funds-Natural Resources Portfolio (1)
ProFunds VP- Financials (1)	Prudential Series Funds-Mid-Cap Growth Portfolio (1)
ProFunds VP- Health Care (1)	Royce Capital Fund- Micro-Cap Portfolio (1)
ProFunds VP- Industrials (1)	Royce Capital Fund-Small Cap Portfolio (1)
ProFunds VP- International (1)	Alps Fund- Alerian Energy Infrastructure Portfolio (1)
ProFunds VP- Internet (1)	Alps Fund-Red Rocks Global Opportunity Portfolio (1)
ProFunds VP- Japan (1)	American Funds IS- Asset Allocation Fund (1)

6

ProFunds VP- Large-Cap Growth (1)	American Funds IS-Washington Mutual Investors Fund (1)
ProFunds VP- Large-Cap Value (1)	American Funds IS-Ultra-Short Bond Fund (1)
ProFunds VP- Mid-Cap (1)	American Funds IS-Capital Income Builder Fund (1)
ProFunds VP- Mid-Cap Growth (1)	American Funds IS-Global Growth Fund (1)
ProFunds VP- Mid-Cap Value (1)	American Funds IS-Capital World Growth and Income Fund (1)
ProFunds VP- Government Money Market (1)	American Funds IS-Global Small Capitalization Fund (1)
ProFunds VP- Oil & Gas (1)	American Funds IS-Growth Fund (1)
ProFunds VP- NASDAQ-100 (1)	American Funds IS-Growth-Income Fund (1)
ProFunds VP- Pharmaceuticals (1)	American Funds IS-International Fund (1)
ProFunds VP- Precious Metals (1)	American Funds IS-International Growth and Income Fund (1)
ProFunds VP- Real Estate (1)	American Funds IS-New World Fund (1)
ProFunds VP- Rising Rates Opportunity (1)	American Funds IS-U.S. Government Securities Fund (1)
ProFunds VP- Semiconductor (1)	Invesco Oppenheimer-International Growth Fund (1)
ProFunds VP- Short Dow 30 (1)	T. Rowe Price- Blue Chip Growth Portfolio (1)
ProFunds VP- Short Emerging Markets (1)	T. Rowe Price- Health Sciences Portfolio (1)
ProFunds VP- Short International (1)	John Hancock Variable Insurance Trust- Financial Industries Portfolio (1)
ProFunds VP- Short Mid-Cap (1)	John Hancock Variable Insurance Trust- Fundamental All Cap Core Portfolio (1)
ProFunds VP- Short NASDAQ-100 (1)	John Hancock Variable Insurance Trust- Select Bond Portfolio (1)
ProFunds VP- Short Small-Cap (1)	John Hancock Variable Insurance Trust- Strategic Income Opportunities Portfolio (1)
ProFunds VP- Small-Cap (1)	Federated Hermes- High Income Bond Portfolio (1)
ProFunds VP- Small-Cap Growth (1)	Federated Hermes- Kaufmann Portfolio (1)
ProFunds VP- Small-Cap Value (1)	Federated Hermes- Managed Volatility Portfolio (1)
ProFunds VP- Technology (1)	Principal Variable Contracts-Blue Chip Fund (3)
ProFunds VP- Telecommunications (1)	Principal Variable Contracts-Equity Income Fund (3)
ProFunds VP- U.S. Government Plus (1)	Principal Variable Contracts-Diversified Balance Fund (3)
ProFunds VP- UltraBull (1)	Principal Variable Contracts-Diversified Growth Fund (3)

7

ProFunds VP- UltraBull (1)	Principal Variable Contracts-Diversified Income Fund (3)
ProFunds VP- UltraMid-Cap (1)	Delaware Variable Insurance Portfolios-Covered Call Strategy Portfolio (7)
ProFunds VP- UltraNASDAQ-100 (1)
ProFunds VP- UltraShort Dow 30 (1)
ProFunds VP- UltraShort NASDAQ-100 (1)
ProFunds VP- UltraSmall-Cap (1)

(1)	Statements of operations for the year ended December 31, 2021, and statements of changes in net assets for the years ended December 31, 2021 and 2020.

(2)	Statements of changes in net assets for the period May 1, 2020 (date of introduction) through December 31, 2020.

(3)

Statements of net assets and statements of operations for the year ended December 31, 2021, and statements of changes in net assets for the period May 1, 2021 (date of introduction) through December 31, 2021.

(4)	Statements of changes in net assets for the period January 1, 2020 through April 30, 2020 (date of liquidation)

(5)

Statements of net assets and statements of operations for the year ended December 31, 2021, and statements of changes in net assets for the period August 2, 2021 (date of introduction) through December 31, 2021.

(6)	Statements of operations and statements of changes in net assets for the period January 1, 2021 through March 18, 2021 (date of liquidation).

(7)	Statements of changes in net assets for the period January 1, 2020 through December 11, 2020 (date of liquidation)

8

Basis for Opinions

These financial statements are the responsibility of the Midland National Life Insurance Company management. Our responsibility is to express an opinion on the financial statements of each of the subaccounts of Midland National Life Insurance Company Separate Account C based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the subaccounts of Midland National Life Insurance Company Separate Account C in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2021 by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

April  26, 2022

We have served as the auditor of one or more of the subaccounts of Midland National Life Insurance Company Separate Account C since 1993.

9

Midland National Life Insurance Company

Separate Account C

Statements of Net Assets

December 31, 2021

Assets:
Investments in portfolio shares, at fair value (Note 1):	Shares	Cost	Net Assets
Fidelity Variable Insurance Products
Government Money Market Portfolio	11,180,275	$11,180,276	$11,180,275
High Income Portfolio	1,173,082	6,001,277	5,927,974
Equity-Income Portfolio	285,846	6,278,662	7,336,927
Growth Portfolio	104,556	7,867,882	10,655,095
Overseas Portfolio	242,357	5,435,986	7,023,296
Mid Cap Portfolio	507,708	18,043,392	20,066,480
Asset Manager Portfolio	56,948	854,718	1,031,943
Investment Grade Bond Portfolio	307,585	4,019,640	4,023,759
Index 500 Portfolio	57,696	14,718,639	26,774,969
Contrafund Portfolio	962,597	37,698,768	50,817,963
Asset Manager: Growth Portfolio	39,943	732,154	969,478
Balanced Portfolio	160,781	3,087,506	3,990,135
Growth & Income Portfolio	73,757	1,566,079	1,912,317
Growth Opportunities Portfolio	465,882	33,646,135	36,217,102
Value Strategies Portfolio	251,005	3,382,474	4,164,179
Strategic Income Portfolio	1,448,796	16,668,428	16,820,518
Emerging Markets Portfolio	498,522	6,573,618	6,271,407
Real Estate Portfolio	1,072,182	19,920,286	25,046,160
Funds Manager 50% Portfolio	593,636	7,313,007	8,578,042
Funds Manager 70% Portfolio	356,632	4,527,704	5,517,097
Funds Manager 85% Portfolio	100,969	1,279,608	1,580,166
Government Money Market Portfolio Service Class 2	3,739,334	3,739,334	3,739,334
International Capital Appreciation Portfolio	126,408	2,940,528	3,047,690
American Century Variable Portfolios, Inc.
Balanced Fund	464,997	3,995,720	4,445,373
Capital Appreciation Fund	146,738	2,227,301	2,743,993
International Fund	248,536	2,840,014	3,687,149
Value Fund	6,096,511	66,056,943	83,459,581
Disciplined Core Value Fund	633,967	6,404,776	6,796,119
Inflation Protection Fund	961,668	10,511,721	10,982,251
Large Company Value Fund	29,340	490,009	581,814
Mid Cap Value Fund	1,613,681	33,349,986	40,422,702
Ultra Fund	269,064	6,587,552	8,190,316
MFS Variable Insurance Trust
Research Series	13,636	488,288	522,728
Growth Series	28,909	1,813,951	2,249,571
Investors Trust Series	14,216	507,773	629,438
New Discovery Series	439,325	8,498,399	8,911,462
Corporate Bond Portfolio	577,110	6,993,827	6,786,809
Emerging Markets Equity Portfolio	315,926	5,019,392	4,978,993
Technology Portfolio	325,664	8,216,382	10,190,011
Global Tactical Allocation Portfolio	95,099	1,452,010	1,431,242
International Intrinsic Value Portfolio	505,342	14,740,201	18,677,437
Utilities Series Portfolio	312,948	10,069,015	11,760,574
Blended Research Core Equity Portfolio	44,006	2,529,538	2,979,636
Global Real Estate Portfolio	25,137	481,949	570,615

The accompanying notes are an integral part of these financial statements

10

Midland National Life Insurance Company

Separate Account C

Statements of Net Assets

December 31, 2021

Assets:
Investments in portfolio shares, at fair value (Note 1):	Shares	Cost	Net Assets
Lord Abbett Series Fund, Inc.
Growth & Income Portfolio	51,165	1,814,040	2,048,656
Mid-Cap Stock Portfolio	72,719	1,804,574	2,037,574
Bond-Debenture Portfolio	2,572,033	31,920,192	31,636,001
Fundamental Equity Portfolio	123,841	2,171,899	2,490,443
Developing Growth Portfolio	213,004	8,539,678	7,369,944
Short Duration Income Portfolio	1,580,554	22,688,768	22,270,009
Alger Fund
LargeCap Growth Portfolio	78,361	5,682,165	6,353,515
MidCap Growth Portfolio	246,295	6,191,329	5,462,834
Capital Appreciation Portfolio	46,410	4,076,898	4,377,840
SmallCap Growth Portfolio	32,499	803,992	906,085
Capital Appreciation Portfolio Class S	626,059	50,536,446	53,315,224
Calvert Variable Series, Inc.
Mid Cap Growth Portfolio	96,893	3,149,641	3,630,609
S&P 500 Index Portfolio	12,073	1,942,171	2,415,998
SRI Balanced Portfolio	2,155,932	5,460,675	5,971,931
Invesco Variable Insurance Funds
Technology Fund	35,926	1,133,543	1,368,074
Managed Volatility Fund	-	-	-
Diversified Dividend Fund	33,493	922,820	998,265
Health Care Fund	36,016	1,043,121	1,219,513
Global Real Estate Fund	7,560	117,621	132,519
International Growth Fund	4,862	195,055	197,995
Main Street Mid Cap Fund	20,424	218,604	256,318
Core Bond Fund	559,635	4,514,413	4,303,595
Discovery Mid Cap Growth Fund	70,122	6,485,706	7,275,896
Global Fund	128,030	5,813,882	7,192,700
Main Street Fund	310,525	9,036,181	10,955,312
Main Street Small Cap Fund	256,802	6,674,041	7,917,219
Balanced-Risk Allocation Fund	21,712	238,157	229,058
Core Plus Bond Fund	50,644	337,530	328,678
Equity and Income Fund	176,409	3,595,021	3,629,645
Small Cap Equity Fund	68,242	1,515,968	1,484,271
Equally Weighted S&P 500 Fund	50,044	1,446,083	1,497,330
Growth and Income Portfolio	23,734	454,899	561,551
Value Opportunities Fund	-	-	-
American Value Fund	5,977	98,348	118,886
J.P. Morgan Series Trust II
Core Bond Portfolio	157,378	1,778,709	1,784,669
Small Cap Core Portfolio	103,323	2,344,150	2,934,365
Rydex Variable Trust
Nova Fund	6,575	910,954	1,293,247
NASDAQ-100 Fund	30,599	1,781,426	2,230,090
U.S. Government Money Market Fund	127,182	127,182	127,182
Inverse S&P 500 Strategy Fund	26,554	962,080	825,814
Inverse NASDAQ-100 Strategy Fund	974	27,137	18,377
Inverse Government Long Bond Strategy Fund	77	5,937	5,186
Government Long Bond 1.2x Strategy	4,024	169,234	154,236

The accompanying notes are an integral part of these financial statements

11

Midland National Life Insurance Company

Separate Account C

Statements of Net Assets

December 31, 2021

Assets:
Investments in portfolio shares, at fair value (Note 1):	Shares	Cost	Net Assets
NASDAQ-100 2x Strategy Fund	-	-	-
Inverse Dow 2x Strategy Fund	-	-	-
Rydex Variable Insurance Funds
Biotechnology Fund	48,384	4,537,756	4,793,871
S&P 500 Pure Growth Fund	71,586	3,989,647	5,017,447
S&P MidCap 400 Pure Growth Fund	35,781	1,398,200	1,675,612
Guggenheim Variable Insurance Funds
Long Short Equity Fund	55,404	785,261	981,206
Multi-Hedge Strategies Fund	57,782	1,431,314	1,560,693
Global Managed Futures Strategy Fund	16,998	291,689	276,221
Small Cap Value Fund	100,689	4,106,501	4,701,156
ProFunds VP
Profund Access VP High Yield Fund	1,374	37,217	36,416
Asia 30	1,539	105,192	81,968
Banks	2,324	66,165	73,496
Basic Materials	535	35,917	45,430
Bear	437	10,219	6,363
Biotechnology	3,030	226,793	286,221
Bull	9,697	583,529	681,633
Consumer Goods	2,642	143,145	183,489
Consumer Services	1,854	133,740	143,440
Dow 30	3,537	89,146	84,542
Emerging Markets	1,440	38,554	43,271
Europe 30	1,605	37,788	41,130
Falling U.S. Dollar	1,453	25,299	24,053
Financials	645	29,208	32,504
Health Care	2,214	161,603	186,097
Industrials	1,072	93,349	107,192
International	1,951	41,353	43,566
Internet	7,234	351,801	371,127
Japan	815	41,099	46,278
Large-Cap Growth	16,283	1,095,768	1,399,490
Large-Cap Value	8,762	362,190	432,135
Mid-Cap	6,174	120,380	132,550
Mid-Cap Growth	6,850	301,746	347,684
Mid-Cap Value	2,196	92,485	110,789
Government Money Market	2,299,091	2,299,091	2,299,091
Oil & Gas	8,790	220,381	246,480
NASDAQ-100	7,660	485,859	565,844
Pharmaceuticals	1,626	60,286	68,568
Precious Metals	13,185	368,845	370,892
Real Estate	2,026	128,532	161,457
Rising Rates Opportunity	450	22,096	12,488
Semiconductor	1,749	118,745	195,084
Short Dow 30	72	2,383	1,587
Short Emerging Markets	-	-	-
Short International	205	7,777	5,154
Short Mid-Cap	184	3,222	1,398
Short NASDAQ-100	-	-	-
Short Small-Cap	83	3,212	1,865

The accompanying notes are an integral part of these financial statements

12

Midland National Life Insurance Company

Separate Account C

Statements of Net Assets

December 31, 2021

Assets:
Investments in portfolio shares, at fair value (Note 1):	Shares	Cost	Net Assets
Small-Cap	4,595	162,022	198,511
Small-Cap Growth	5,045	184,847	206,794
Small-Cap Value	2,079	95,295	113,262
Technology	4,588	326,361	426,262
Telecommunications	111	3,591	4,192
U.S. Government Plus	15,132	430,653	344,411
UltraBull	28,019	991,601	1,300,929
UltraMid-Cap	10,188	540,279	753,391
UltraNASDAQ-100	14,331	1,058,969	1,423,356
UltraShort Dow 30	140	671	517
UltraShort NASDAQ-100	44	2,842	475
UltraSmall-Cap	14,656	332,766	384,718
Utilities	2,007	90,589	85,218
VanEck Worldwide Insurance Trust
Global Resources Fund	229,196	5,004,285	5,998,442
Emerging Markets Fund	88,648	1,284,289	1,276,537
Emerging Markets Bond Fund	49,814	417,730	400,505
Janus Henderson Series
Global Technology and Innovation Portfolio	685,623	12,688,664	14,336,384
Overseas Portfolio	29,179	1,054,833	1,196,911
Research Portfolio	5,213	210,612	283,269
Enterprise Services Portfolio	424,281	32,254,883	39,241,724
Global Research Portfolio	23,936	1,372,562	1,659,012
Mid Cap Value Portfolio	234,436	3,674,005	4,304,237
Balanced Portfolio	1,690,465	73,472,193	89,831,295
Flexible Bond Portfolio	829,119	11,027,609	11,002,406
PIMCO Variable Insurance Trust
Total Return Portfolio	4,056,105	45,282,532	43,643,688
Low Duration Portfolio	3,632,164	37,256,622	37,157,037
High Yield Portfolio	1,283,871	10,080,047	10,193,934
Real Return Portfolio	2,012,756	26,077,852	28,158,458
All Asset Portfolio	330,234	3,606,046	3,850,527
Global Managed Asset Allocation Portfolio	93,121	1,147,650	1,209,638
Short-Term Portfolio	4,309,321	44,319,181	44,386,005
Emerging Markets Bond Portfolio	164,441	2,086,161	2,058,796
Global Bond Opportunities Portfolio	9,593	111,173	104,951
Commodity Real Return Strategy Portfolio	843,692	5,799,578	6,614,547
International Bond (USD-Hedged) Portfolio	260,590	2,879,540	2,801,341
Dynamic Bond Adv Portfolio	249,733	2,596,256	2,577,240
Income Advisor Portfolio	3,278,910	35,170,546	35,772,908
Goldman Sachs Variable Insurance Trust
Small Cap Equity Insights Fund	145,776	1,955,413	1,906,749
Large Cap Value Fund	65,065	643,394	648,703
Mid Cap Value Fund	210,599	3,396,526	4,110,887

The accompanying notes are an integral part of these financial statements

13

Midland National Life Insurance Company

Separate Account C

Statements of Net Assets

December 31, 2021

Assets:
Investments in portfolio shares, at fair value (Note 1):	Shares	Cost	Net Assets
Neuberger Berman Advisors Management Trust
Mid-Cap Growth Portfolio	29,632	1,010,802	1,067,354
AMT Mid Cap Intrinsic Value Portfolio	25,922	492,433	526,999
BNY Mellon Variable Investment Fund
Appreciation Portfolio	11,701	522,426	619,698
Sustainable U.S. Equity Portfolio	317	11,474	18,105
Morgan Stanley Variable Institutional Funds
Emerging Markets Debt Portfolio	4,547	34,109	32,468
Emerging Markets Equity Portfolio	9,866	152,247	177,988
Discovery Portfolio	6,299	97,443	101,040
U.S. Real Estate Portfolio	3,145	60,468	73,352
Northern Lights Variable Trust
Power Income Fund	-	-	-
Power Dividend Index Fund	49,854	650,735	834,562
AB Variable Products Series
Dynamic Asset Allocation Portfolio	225,975	2,892,233	3,355,731
Small Cap Growth Portfolio	1,057	27,488	22,574
Small Mid Cap Value Portfolio	275,155	5,362,260	6,375,347
BlackRock Variable Series Fund, Inc.
Basic Value Fund	247,681	3,410,127	3,425,421
Capital Appreciation Fund	132,057	1,180,532	1,294,158
Equity Dividend Fund	2,357,546	27,788,255	28,620,603
Global Allocation Fund	1,171,502	17,231,981	16,846,204
Advantage Large Cap Core Fund	24,543	618,037	556,640
Large Cap Focus Growth Fund	730,483	13,674,023	15,478,943
60/40 Target Allocation ETF Fund	632,054	8,250,439	8,810,834
Total Return Portfolio	152,871	1,856,500	1,808,464
S&P 500 Portfolio	62,976	1,520,986	2,007,678
Columbia Variable Portfolio
Contrarian Core 2 Portfolio	194,040	5,633,244	7,709,215
Dividend Opportunity Portfolio	166,822	4,653,978	6,115,703
Emerging Markets Bond Portfolio	621,698	6,041,739	5,819,091
High Yield Portfolio	931,917	6,190,752	6,309,076
Select Large-Cap Value Portfolio	119,787	4,041,586	4,356,661
Seligman Global Tech Portfolio	356,940	9,927,094	12,396,518
US Government Mortgage Portfolio	228,309	2,431,909	2,353,868
Strategic Income Portfolio	346,001	1,499,853	1,453,203
Emerging Markets Portfolio	16,281	335,357	312,265
DWS Variable Insurance Portfolios
Equity 500 Index Portfolio	1,637,031	37,380,759	49,438,343
Small Cap Index Portfolio	474,660	7,687,774	8,842,916
Alternative Asset Allocation Portfolio	79,954	1,046,736	1,208,102
Global Small Cap Portfolio	23,524	225,164	306,984

The accompanying notes are an integral part of these financial statements

14

Midland National Life Insurance Company

Separate Account C

Statements of Net Assets

December 31, 2021

Assets:
Investments in portfolio shares, at fair value (Note 1):	Shares	Cost	Net Assets
Small Mid Cap Value Portfolio	358,800	4,549,297	5,547,055
CROCI US Portfolio	11,840	167,364	190,740
High Income Portfolio	26,504	163,508	164,326
Eaton Vance Variable Trust
Floating Rate Income Portfolio	2,190,668	19,766,797	19,913,170
Delaware Variable Insurance Portfolios
Total Return Portfolio	13,983	169,191	199,819
International Portfolio	62,801	1,236,356	1,247,847
Opportunity Portfolio	531,261	7,935,344	10,880,222
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Fund	314,611	5,604,888	6,040,536
Income Fund	1,481,333	22,895,787	24,827,136
Global Bond Fund	2,261,073	34,700,454	29,687,890
Foreign Fund	2,846,134	38,593,644	38,678,960
Developing Markets Fund	275,627	2,565,598	2,940,940
Mutual Global Discovery Fund	315,343	5,591,693	6,183,879
Rising Dividends Fund	827,638	22,860,000	29,314,921
DynaTech 2 Fund	108,507	1,319,054	1,285,808
Multi-Asset Dynamic Multi-Strategy Portfolio	30,700	381,321	415,063
Delaware Ivy Variable Insurance Portfolios
Asset Strategy Portfolio	336,315	3,002,667	3,426,651
Balanced Portfolio	841,649	6,417,706	7,902,075
Global Equity Income Portfolio	170,847	1,088,653	1,176,882
Energy Portfolio	486,500	1,477,111	1,689,275
Global Bond Portfolio	104,817	530,486	526,885
Natural Resources Portfolio	192,580	680,324	792,523
Growth Portfolio	327,442	3,667,986	4,862,843
High Income Portfolio	3,598,221	11,768,033	12,207,324
International Core Equity Portfolio	438,019	7,054,721	8,091,297
Global Growth Portfolio	205,115	705,853	987,361
Mid Cap Growth Portfolio	847,219	12,455,439	15,115,909
Science and Technology Portfolio	626,306	18,760,839	18,479,733
Small Cap Growth Portfolio	569,636	5,338,817	6,230,393
SMID Cap Core Portfolio	760,831	10,662,682	12,726,961
Lazard Retirement Series, Inc.
International Equity Portfolio	93,955	953,752	1,033,501
Global Dynamic Multi Asset Portfolio	99,637	1,330,195	1,466,656
Legg Mason Partners Variable Equity Trust
Western Asset Variable Global High Yield Bond Portfolio	292,046	2,221,274	2,172,825
ClearBridge Variable Mid Cap Portfolio	529,721	12,522,949	15,388,407
ClearBridge Variable Dividend Strategy Portfolio	1,730,308	37,260,502	44,503,516
ClearBridge Variable Small Cap Growth Portfolio	205,047	6,516,525	6,932,627
ClearBridge Variable Aggressive Growth Portfolio	42,986	1,165,087	1,005,438
Western Asset Variable Core Bond Plus Portfolio	14,726,700	86,318,183	87,623,863
ClearBridge Variable Large Cap Growth Portfolio	646,453	21,311,567	27,674,651
Pioneer Variable Contracts Trust
Fund Portfolio	52,205	839,421	1,042,537
Bond Portfolio	4,983,561	55,475,213	56,314,245
Strategic Income Portfolio	1,410,365	14,388,136	14,710,111

The accompanying notes are an integral part of these financial statements

15

Midland National Life Insurance Company

Separate Account C

Statements of Net Assets

December 31, 2021

Assets:
Investments in portfolio shares, at fair value (Note 1):	Shares	Cost	Net Assets
Equity Income Portfolio	754,337	12,323,663	14,747,291
High Yield Portfolio	107,043	983,372	985,864
Prudential Series Funds
PGIM Jennison Focused Blend Portfolio	9,975	236,059	547,410
Natural Resources Portfolio	16,147	374,037	529,150
Mid-Cap Growth Portfolio	7,435	113,651	211,525
Royce Capital Fund
Micro-Cap Portfolio	25,292	296,571	363,453
Small Cap Portfolio	914,932	7,314,872	8,417,375
Alps Fund
Alerian Energy Infrastructure Portfolio	257,417	2,091,722	2,270,421
Red Rocks Global Opportunity Portfolio	125,747	1,784,927	2,187,991
American Funds IS
Asset Allocation Fund	4,172,034	101,712,851	119,153,303
Washington Mutual Investors Fund	2,803,657	38,907,733	49,652,767
Ultra-Short Bond Fund	1,800,238	19,927,278	19,802,623
Capital Income Builder Fund	1,629,796	16,981,028	19,785,719
Global Growth Fund	681,911	25,038,104	30,392,788
Capital World Growth and Income Fund	1,100,333	16,717,885	19,850,007
Global Small Capitalization Fund	243,167	6,819,145	8,014,793
Growth Fund	524,966	49,801,554	64,985,480
Growth-Income Fund	999,628	53,163,461	65,545,627
International Fund	511,391	10,730,865	11,409,124
International Growth and Income Fund	480,222	8,526,215	9,234,676
New World Fund	1,299,399	32,667,392	40,593,240
U.S. Government Securities Fund	2,809,577	34,699,890	32,366,325
Invesco Oppenheimer
International Growth Fund	7,728,313	21,253,867	23,648,637
T. Rowe Price
Blue Chip Growth Portfolio	1,442,811	59,237,037	72,818,683
Health Sciences Portfolio	521,627	26,678,264	31,918,351
John Hancock Variable Insurance Trust
Financial Industries Portfolio	196,984	2,942,194	3,193,107
Fundamental All Cap Core Portfolio	14,519	522,578	526,161
Select Bond Portfolio	29,293	420,355	408,926
Strategic Income Opportunities Portfolio	60,635	844,710	856,163
Federated Hermes
High Income Bond Portfolio	184,145	1,145,658	1,169,323
Kaufmann Portfolio	260,704	5,834,794	5,839,773
Managed Volatility Portfolio	35,922	430,645	463,399
Principal Variable Contracts
Blue Chip Fund	6,470	82,419	82,878
Equity Income Fund	3,964	131,032	135,176
Diversified Balance Fund	17,481	313,502	315,354
Diversified Growth Fund	12,305	255,744	265,780
Diversified Income Fund	51,502	795,534	780,251

The accompanying notes are an integral part of these financial statements

16

Midland National Life Insurance Company

Separate Account C

Statements of Operations

Year Ended December 31, 2021

				Administrative					Change in Net	Realized and Change	Net Increase (Decrease)
			Investment	Expense and	Contract		Net Investment	Net Realized	Unrealized Appreciation	in Unrealized Gains	in Net Assets
	Dividend	Capital Gains	Income	Mortality and	Maintenance	Expenses	Income (Loss)	Gain (Loss) on	(Depreciation) on	(Losses) on Investments	Resulting from Operations
	Income (a)	Distributions (b)	(c)=(a+b)	Expense Risk (d)	Charge (e)	(f)=(d+e)	(g)=(c-f)	Investments (h)	Investments (i)	(j)=(h+i)	(k)=(g+j)
Fidelity Variable Insurance Products
Government Money Market Portfolio	$981	$-	$981	$115,393	$666	$116,059	$(115,078)	$-	$-	$-	$(115,078)
High Income Portfolio	322,278	-	322,278	80,232	463	80,695	241,583	24,581	(81,037)	(56,456)	185,127
Equity-Income Portfolio	124,052	794,134	918,186	96,653	1,646	98,299	819,887	175,057	469,551	644,608	1,464,495
Growth Portfolio	-	2,055,287	2,055,287	134,414	4,153	138,567	1,916,720	417,141	(462,929)	(45,788)	1,870,932
Overseas Portfolio	23,569	505,996	529,565	93,356	637	93,993	435,572	719,447	(50,128)	669,319	1,104,891
Mid Cap Portfolio	72,886	3,111,158	3,184,044	239,325	1,538	240,863	2,943,181	1,136,641	(332,910)	803,731	3,746,912
Asset Manager Portfolio	15,609	5,691	21,300	15,885	353	16,238	5,062	30,342	49,669	80,011	85,073
Investment Grade Bond Portfolio	73,241	104,139	177,380	46,971	578	47,549	129,831	19,323	(224,648)	(205,325)	(75,494)
Index 500 Portfolio	277,963	190,765	468,728	337,238	3,274	340,512	128,216	2,087,174	3,793,166	5,880,340	6,008,556
Contrafund Portfolio	14,614	5,800,102	5,814,716	600,051	4,174	604,225	5,210,491	2,861,712	2,261,077	5,122,789	10,333,280
Asset Manager: Growth Portfolio	12,805	13,345	26,150	13,508	360	13,868	12,282	23,839	71,891	95,730	108,012
Balanced Portfolio	31,042	290,046	321,088	52,998	353	53,351	267,737	213,168	123,377	336,545	604,282
Growth & Income Portfolio	42,681	79,967	122,648	25,836	725	26,561	96,087	116,468	162,124	278,592	374,679
Growth Opportunities Portfolio	-	2,250,214	2,250,214	363,503	1,929	365,432	1,884,782	2,718,639	(2,684,522)	34,117	1,918,899
Value Strategies Portfolio	49,097	326,512	375,609	54,860	125	54,985	320,624	264,784	472,374	737,158	1,057,782
Strategic Income Portfolio	403,509	258,117	661,626	199,359	846	200,205	461,421	73,260	(214,816)	(141,556)	319,865
Emerging Markets Portfolio	123,553	674,286	797,839	79,405	181	79,586	718,253	392,933	(1,369,861)	(976,928)	(258,675)
Real Estate Portfolio	208,533	135,105	343,638	279,565	1,352	280,917	62,721	299,605	6,402,721	6,702,326	6,765,047
Funds Manager 50% Portfolio	85,693	169,546	255,239	112,496	246	112,742	142,497	778,972	(179,087)	599,885	742,382
Funds Manager 70% Portfolio	44,726	61,090	105,816	63,519	401	63,920	41,896	45,951	492,890	538,841	580,737
Funds Manager 85% Portfolio	11,786	33,659	45,445	18,416	75	18,491	26,954	15,154	155,032	170,186	197,140
Government Money Market Portfolio Service Class 2	444	-	444	58,580	301	58,881	(58,437)	-	-	-	(58,437)
International Capital Appreciation Portfolio	-	111,637	111,637	23,775	88	23,863	87,774	42,107	57,017	99,124	186,898
American Century Variable Portfolios, Inc.
Balanced Fund	19,603	137,543	157,146	47,746	116	47,862	109,284	175,222	170,384	345,606	454,890
Capital Appreciation Fund	-	299,320	299,320	37,161	540	37,701	261,619	70,792	(119,767)	(48,975)	212,644
International Fund	1,578	113,978	115,556	60,533	362	60,895	54,661	311,617	(112,381)	199,236	253,897
Value Fund	1,228,975	-	1,228,975	988,063	4,671	992,734	236,241	4,042,930	10,578,004	14,620,934	14,857,175
Disciplined Core Value Fund	43,447	547,907	591,354	68,984	221	69,205	522,149	118,550	107,887	226,437	748,586
Inflation Protection Fund	250,273	-	250,273	96,956	221	97,177	153,096	203,539	17,933	221,472	374,568
Large Company Value Fund	7,351	-	7,351	12,138	-	12,138	(4,787)	40,308	53,429	93,737	88,950
Mid Cap Value Fund	380,287	-	380,287	467,536	1,627	469,163	(88,876)	877,223	5,842,415	6,719,638	6,630,762
Ultra Fund	-	459,330	459,330	110,503	163	110,666	348,664	1,177,649	(196,471)	981,178	1,329,842
MFS Variable Insurance Trust
Research Series	2,251	26,904	29,155	7,781	293	8,074	21,081	111,536	(29,737)	81,799	102,880
Growth Series	-	350,322	350,322	30,606	679	31,285	319,037	240,804	(162,361)	78,443	397,480
Investors Trust Series	3,061	19,102	22,163	7,955	118	8,073	14,090	32,519	60,251	92,770	106,860
New Discovery Series	-	1,570,982	1,570,982	119,037	986	120,023	1,450,959	477,495	(1,876,578)	(1,399,083)	51,876
Corporate Bond Portfolio	186,226	135,524	321,750	87,311	239	87,550	234,200	134,896	(563,964)	(429,068)	(194,868)
Emerging Markets Equity Portfolio	13,383	430	13,813	59,391	182	59,573	(45,760)	23,226	(406,263)	(383,037)	(428,797)
Technology Portfolio	-	550,567	550,567	127,909	530	128,439	422,128	1,127,397	(462,970)	664,427	1,086,555
Global Tactical Allocation Portfolio	10,567	61,371	71,938	17,619	93	17,712	54,226	(1,608)	(34,497)	(36,105)	18,121
International Intrinsic Value Portfolio	23,814	461,771	485,585	220,872	544	221,416	264,169	998,732	188,802	1,187,534	1,451,703
Utilities Series Portfolio	181,705	409,556	591,261	147,939	664	148,603	442,658	610,706	329,823	940,529	1,383,187
Blended Research Core Equity Portfolio	21,707	165,234	186,941	29,068	79	29,147	157,794	75,047	284,229	359,276	517,070
Global Real Estate Portfolio	5,133	-	5,133	5,419	17	5,436	(303)	33,500	76,109	109,609	109,306

The accompanying notes are an integral part of these financial statements

17

Midland National Life Insurance Company

Separate Account C

Statements of Operations

Year Ended December 31, 2021

				Administrative					Change in Net	Realized and Change	Net Increase (Decrease)
			Investment	Expense and	Contract		Net Investment	Net Realized	Unrealized Appreciation	in Unrealized Gains	in Net Assets
	Dividend	Capital Gains	Income	Mortality and	Maintenance	Expenses	Income (Loss)	Gain (Loss) on	(Depreciation) on	(Losses) on Investments	Resulting from Operations
	Income (a)	Distributions (b)	(c)=(a+b)	Expense Risk (d)	Charge (e)	(f)=(d+e)	(g)=(c-f)	Investments (h)	Investments (i)	(j)=(h+i)	(k)=(g+j)
Lord Abbett Series Fund, Inc.
Growth & Income Portfolio	20,416	209,369	229,785	26,153	409	26,562	203,223	52,311	187,795	240,106	443,329
Mid-Cap Stock Portfolio	11,156	180,195	191,351	29,668	454	30,122	161,229	150,458	156,910	307,368	468,597
Bond-Debenture Portfolio	952,988	504,179	1,457,167	364,413	1,361	365,774	1,091,393	239,710	(864,772)	(625,062)	466,331
Fundamental Equity Portfolio	20,401	105,389	125,790	27,566	123	27,689	98,101	55,345	329,771	385,116	483,217
Developing Growth Portfolio	-	1,856,570	1,856,570	97,532	237	97,769	1,758,801	580,049	(2,704,863)	(2,124,814)	(366,013)
Short Duration Income Portfolio	495,630	-	495,630	271,056	1,123	272,179	223,451	36,916	(410,206)	(373,290)	(149,839)
Alger Fund
LargeCap Growth Portfolio	-	1,419,931	1,419,931	94,412	305	94,717	1,325,214	904,379	(1,512,946)	(608,567)	716,647
MidCap Growth Portfolio	-	1,922,049	1,922,049	81,717	414	82,131	1,839,918	594,410	(2,268,915)	(1,674,505)	165,413
Capital Appreciation Portfolio	-	911,168	911,168	62,450	540	62,990	848,178	388,540	(545,331)	(156,791)	691,387
SmallCap Growth Portfolio	-	297,963	297,963	13,997	173	14,170	283,793	37,277	(390,645)	(353,368)	(69,575)
Capital Appreciation Portfolio Class S	-	12,031,059	12,031,059	680,230	3,000	683,230	11,347,829	3,437,726	(6,322,940)	(2,885,214)	8,462,615
Calvert Variable Series, Inc.
Mid Cap Growth Portfolio	8,072	174,030	182,102	50,832	105	50,937	131,165	131,401	222,701	354,102	485,267
S&P 500 Index Portfolio	34,315	125,027	159,342	30,652	41	30,693	128,649	241,486	163,365	404,851	533,500
SRI Balanced Portfolio	60,734	156,740	217,474	54,800	251	55,051	162,423	52,880	294,010	346,890	509,313
Invesco Variable Insurance Funds
Technology Fund	-	124,589	124,589	20,537	-	20,537	104,052	336,482	(263,780)	72,702	176,754
Managed Volatility Fund	13,680	-	13,680	3,085	-	3,085	10,595	46,465	(5,831)	40,634	51,229
Diversified Dividend Fund	20,604	3,740	24,344	13,464	19	13,483	10,861	48,965	92,846	141,811	152,672
Health Care Fund	2,513	130,725	133,238	17,183	13	17,196	116,042	112,085	(100,707)	11,378	127,420
Global Real Estate Fund	3,227	-	3,227	3,399	-	3,399	(172)	269	24,751	25,020	24,848
International Growth Fund	2,136	13,759	15,895	7,371	-	7,371	8,524	29,096	(29,794)	(698)	7,826
Main Street Mid Cap Fund	684	-	684	7,294	-	7,294	(6,610)	(4,494)	64,099	59,605	52,995
Core Bond Fund	76,858	158,969	235,827	52,841	134	52,975	182,852	41,838	(350,636)	(308,798)	(125,946)
Discovery Mid Cap Growth Fund	-	707,631	707,631	66,795	182	66,977	640,654	312,583	(136,893)	175,690	816,344
Global Fund	-	360,526	360,526	87,812	221	88,033	272,493	281,409	308,395	589,804	862,297
Main Street Fund	51,207	582,145	633,352	128,888	301	129,189	504,163	230,635	1,534,490	1,765,125	2,269,288
Main Street Small Cap Fund	12,947	452,700	465,647	84,065	159	84,224	381,423	305,867	400,348	706,215	1,087,638
Balanced-Risk Allocation Fund	5,428	5,840	11,268	570	-	570	10,698	(39)	(9,099)	(9,138)	1,560
Core Plus Bond Fund	3,405	7,968	11,373	852	1	853	10,520	(4,683)	(8,852)	(13,535)	(3,015)
Equity and Income Fund	41,866	24,176	66,042	13,354	83	13,437	52,605	432	34,624	35,056	87,661
Small Cap Equity Fund	26	56,550	56,576	4,440	8	4,448	52,128	(503)	(31,698)	(32,201)	19,927
Equally Weighted S&P 500 Fund	10,026	-	10,026	3,876	4	3,880	6,146	64	51,248	51,312	57,458
Growth and Income Portfolio	6,735	-	6,735	14,468	-	14,468	(7,733)	30,847	99,657	130,504	122,771
Value Opportunities Fund	32	200	232	227	-	227	5	10,561	(4,420)	6,141	6,146
American Value Fund	269	-	269	2,917	-	2,917	(2,648)	9,556	18,413	27,969	25,321
J.P. Morgan Series Trust II
Core Bond Portfolio	34,615	25,224	59,839	24,947	-	24,947	34,892	15,384	(99,090)	(83,706)	(48,814)
Small Cap Core Portfolio	15,588	75,344	90,932	41,615	-	41,615	49,317	189,159	234,817	423,976	473,293
Rydex Variable Trust
Nova Fund	2,707	32,416	35,123	21,292	-	21,292	13,831	184,009	160,568	344,577	358,408
NASDAQ-100 Fund	-	129,610	129,610	37,608	-	37,608	92,002	545,202	(172,611)	372,591	464,593
U.S. Government Money Market Fund	1	-	1	1,332	-	1,332	(1,331)	-	-	-	(1,331)
Inverse S&P 500 Strategy Fund	-	-	-	8,557	-	8,557	(8,557)	(9,597)	(83,900)	(93,497)	(102,054)
Inverse NASDAQ-100 Strategy Fund	-	-	-	452	-	452	(452)	(7,499)	2,660	(4,839)	(5,291)
Inverse Government Long Bond Strategy Fund	-	-	-	161	-	161	(161)	(2,369)	2,057	(312)	(473)
Government Long Bond 1.2x Strategy	616	-	616	2,236	-	2,236	(1,620)	(34,176)	(4,499)	(38,675)	(40,295)

The accompanying notes are an integral part of these financial statements

18

Midland National Life Insurance Company

Separate Account C

Statements of Operations

Year Ended December 31, 2021

				Administrative					Change in Net	Realized and Change	Net Increase (Decrease)
			Investment	Expense and	Contract		Net Investment	Net Realized	Unrealized Appreciation	in Unrealized Gains	in Net Assets
	Dividend	Capital Gains	Income	Mortality and	Maintenance	Expenses	Income (Loss)	Gain (Loss) on	(Depreciation) on	(Losses) on Investments	Resulting from Operations
	Income (a)	Distributions (b)	(c)=(a+b)	Expense Risk (d)	Charge (e)	(f)=(d+e)	(g)=(c-f)	Investments (h)	Investments (i)	(j)=(h+i)	(k)=(g+j)
NASDAQ-100 2x Strategy Fund	-	-	-	-	-	-	-	-	-	-	-
Inverse Dow 2x Strategy Fund	-	-	-	-	-	-	-	-	-	-	-
Rydex Variable Insurance Funds
Biotechnology Fund	-	559,293	559,293	80,512	407	80,919	478,374	599,363	(1,025,944)	(426,581)	51,793
S&P 500 Pure Growth Fund	-	17,068	17,068	53,281	271	53,552	(36,484)	285,972	692,705	978,677	942,193
S&P MidCap 400 Pure Growth Fund	-	135,590	135,590	21,689	54	21,743	113,847	74,675	(4,442)	70,233	184,080
Guggenheim Variable Insurance Funds
Long Short Equity Fund	6,210	-	6,210	12,714	26	12,740	(6,530)	23,480	184,352	207,832	201,302
Multi-Hedge Strategies Fund	-	44,328	44,328	23,400	192	23,592	20,736	78,900	27,164	106,064	126,800
Global Managed Futures Strategy Fund	-	3,603	3,603	3,641	22	3,663	(60)	(2,723)	1,656	(1,067)	(1,127)
Small Cap Value Fund	32,956	-	32,956	54,394	226	54,620	(21,664)	(35,947)	808,125	772,178	750,514
ProFunds VP
Profund Access VP High Yield Fund	954	-	954	1,016	-	1,016	(62)	(64)	(787)	(851)	(913)
Asia 30	-	14,598	14,598	2,543	-	2,543	12,055	2,104	(40,526)	(38,422)	(26,367)
Banks	664	-	664	2,351	-	2,351	(1,687)	16,182	822	17,004	15,317
Basic Materials	265	2,126	2,391	1,341	-	1,341	1,050	3,727	6,178	9,905	10,955
Bear	-	444	444	607	-	607	(163)	(31,999)	24,912	(7,087)	(7,250)
Biotechnology	-	1,683	1,683	7,267	-	7,267	(5,584)	2,334	34,114	36,448	30,864
Bull	-	32,480	32,480	12,629	-	12,629	19,851	24,946	55,257	80,203	100,054
Consumer Goods	929	13,184	14,113	4,414	-	4,414	9,699	17,688	(5,378)	12,310	22,009
Consumer Services	-	10,552	10,552	3,479	-	3,479	7,073	5,068	(1,475)	3,593	10,666
Dow 30	-	9,737	9,737	1,938	-	1,938	7,799	(8,049)	12,670	4,621	12,420
Emerging Markets	-	-	-	1,353	-	1,353	(1,353)	1,673	(11,315)	(9,642)	(10,995)
Europe 30	360	-	360	829	-	829	(469)	1,731	6,446	8,177	7,708
Falling U.S. Dollar	-	532	532	621	-	621	(89)	(1,124)	(1,803)	(2,927)	(3,016)
Financials	379	6,979	7,358	1,613	-	1,613	5,745	4,577	159	4,736	10,481
Health Care	91	18,815	18,906	5,646	-	5,646	13,260	5,826	14,402	20,228	33,488
Industrials	-	9,394	9,394	3,831	-	3,831	5,563	27,877	(12,859)	15,018	20,581
International	-	-	-	1,204	-	1,204	(1,204)	2,026	3,344	5,370	4,166
Internet	-	57,026	57,026	10,536	-	10,536	46,490	15,011	(54,467)	(39,456)	7,034
Japan	-	6,408	6,408	958	-	958	5,450	307	(4,957)	(4,650)	800
Large-Cap Growth	-	158,139	158,139	26,559	-	26,559	131,580	23,798	138,187	161,985	293,565
Large-Cap Value	3,897	-	3,897	9,312	-	9,312	(5,415)	5,267	74,532	79,799	74,384
Mid-Cap	-	5,718	5,718	3,929	-	3,929	1,789	1,947	21,450	23,397	25,186
Mid-Cap Growth	-	29,112	29,112	8,930	-	8,930	20,182	8,386	9,256	17,642	37,824
Mid-Cap Value	293	-	293	2,887	-	2,887	(2,594)	3,028	18,461	21,489	18,895
Government Money Market	368	-	368	70,535	-	70,535	(70,167)	-	-	-	(70,167)
Oil & Gas	4,188	-	4,188	6,223	-	6,223	(2,035)	(30,049)	99,054	69,005	66,970
NASDAQ-100	-	57,534	57,534	11,219	-	11,219	46,315	96,710	(60,351)	36,359	82,674
Pharmaceuticals	176	867	1,043	1,421	-	1,421	(378)	573	5,318	5,891	5,513
Precious Metals	-	-	-	12,868	-	12,868	(12,868)	16,225	(59,739)	(43,514)	(56,382)
Real Estate	39	-	39	3,224	-	3,224	(3,185)	2,933	34,756	37,689	34,504
Rising Rates Opportunity	-	-	-	357	-	357	(357)	(4,628)	5,521	893	536
Semiconductor	-	11,930	11,930	5,451	-	5,451	6,479	22,310	37,625	59,935	66,414
Short Dow 30	-	-	-	48	-	48	(48)	(1,502)	999	(503)	(551)
Short Emerging Markets	-	-	-	-	-	-	-	-	-	-	-
Short International	-	-	-	136	-	136	(136)	(88)	(725)	(813)	(949)
Short Mid-Cap	-	768	768	36	-	36	732	(61)	(1,157)	(1,218)	(486)
Short NASDAQ-100	-	-	-	3	-	3	(3)	(791)	780	(11)	(14)
Short Small-Cap	-	-	-	68	-	68	(68)	(864)	198	(666)	(734)

The accompanying notes are an integral part of these financial statements

19

Midland National Life Insurance Company

Separate Account C

Statements of Operations

Year Ended December 31, 2021

				Administrative					Change in Net	Realized and Change	Net Increase (Decrease)
			Investment	Expense and	Contract		Net Investment	Net Realized	Unrealized Appreciation	in Unrealized Gains	in Net Assets
	Dividend	Capital Gains	Income	Mortality and	Maintenance	Expenses	Income (Loss)	Gain (Loss) on	(Depreciation) on	(Losses) on Investments	Resulting from Operations
	Income (a)	Distributions (b)	(c)=(a+b)	Expense Risk (d)	Charge (e)	(f)=(d+e)	(g)=(c-f)	Investments (h)	Investments (i)	(j)=(h+i)	(k)=(g+j)
Small-Cap	-	8,910	8,910	5,120	-	5,120	3,790	18,819	(4,592)	14,227	18,017
Small-Cap Growth	-	16,651	16,651	6,849	-	6,849	9,802	17,491	179	17,670	27,472
Small-Cap Value	164	-	164	4,046	-	4,046	(3,882)	27,706	7,746	35,452	31,570
Technology	-	34,379	34,379	11,550	-	11,550	22,829	135,758	(36,105)	99,653	122,482
Telecommunications	71	-	71	109	-	109	(38)	533	308	841	803
U.S. Government Plus	-	63,873	63,873	7,590	-	7,590	56,283	(44,763)	(47,875)	(92,638)	(36,355)
UltraBull	-	-	-	26,336	-	26,336	(26,336)	(42,389)	545,047	502,658	476,322
UltraMid-Cap	-	-	-	20,707	-	20,707	(20,707)	76,711	181,044	257,755	237,048
UltraNASDAQ-100	-	292,443	292,443	31,890	-	31,890	260,553	57,101	144,128	201,229	461,782
UltraShort Dow 30	-	597	597	109	-	109	488	(7,144)	6,233	(911)	(423)
UltraShort NASDAQ-100	-	113	113	76	-	76	37	(17,886)	17,460	(426)	(389)
UltraSmall-Cap	-	33,043	33,043	13,137	-	13,137	19,906	97,521	(31,655)	65,866	85,772
Utilities	1,318	-	1,318	1,942	-	1,942	(624)	(2,134)	12,182	10,048	9,424
VanEck Worldwide Insurance Trust
Global Resources Fund	27,155	-	27,155	113,775	188	113,963	(86,808)	429,607	770,957	1,200,564	1,113,756
Emerging Markets Fund	13,700	33,454	47,154	19,396	-	19,396	27,758	71,169	(300,251)	(229,082)	(201,324)
Emerging Markets Bond Fund	23,402	-	23,402	6,596	-	6,596	16,806	6,555	(48,696)	(42,141)	(25,335)
Janus Henderson Series
Global Technology and Innovation Portfolio	13,401	1,536,538	1,549,939	162,234	387	162,621	1,387,318	1,323,032	(982,841)	340,191	1,727,509
Overseas Portfolio	11,068	-	11,068	12,287	25	12,312	(1,244)	93,614	(6,101)	87,513	86,269
Research Portfolio	74	23,576	23,650	5,528	39	5,567	18,083	122,167	(68,726)	53,441	71,524
Enterprise Services Portfolio	83,587	3,153,060	3,236,647	457,426	1,703	459,129	2,777,518	1,056,287	987,434	2,043,721	4,821,239
Global Research Portfolio	5,208	67,668	72,876	17,256	50	17,306	55,570	80,333	68,259	148,592	204,162
Mid Cap Value Portfolio	12,346	-	12,346	49,181	218	49,399	(37,053)	108,592	557,025	665,617	628,564
Balanced Portfolio	506,151	519,886	1,026,037	929,754	3,583	933,337	92,700	1,793,503	8,356,718	10,150,221	10,242,921
Flexible Bond Portfolio	173,277	249,430	422,707	134,542	524	135,066	287,641	158,786	(688,752)	(529,966)	(242,325)
PIMCO Variable Insurance Trust
Total Return Portfolio	784,450	1,924,897	2,709,347	607,078	2,651	609,729	2,099,618	356,243	(3,692,471)	(3,336,228)	(1,236,610)
Low Duration Portfolio	140,444	-	140,444	423,922	1,895	425,817	(285,373)	100,652	(610,037)	(509,385)	(794,758)
High Yield Portfolio	458,915	-	458,915	151,116	352	151,468	307,447	102,979	(234,649)	(131,670)	175,777
Real Return Portfolio	1,246,632	-	1,246,632	343,051	1,889	344,940	901,692	273,701	(158,991)	114,710	1,016,402
All Asset Portfolio	416,328	-	416,328	53,818	237	54,055	362,273	268,930	(92,809)	176,121	538,394
Global Managed Asset Allocation Portfolio	22,373	98,587	120,960	13,741	36	13,777	107,183	7,063	(9,728)	(2,665)	104,518
Short-Term Portfolio	476,116	-	476,116	621,549	3,215	624,764	(148,648)	373,735	(893,133)	(519,398)	(668,046)
Emerging Markets Bond Portfolio	96,771	-	96,771	28,549	55	28,604	68,167	4,103	(159,522)	(155,419)	(87,252)
Global Bond Opportunities Portfolio	5,391	1,631	7,022	1,759	6	1,765	5,257	3,167	(15,598)	(12,431)	(7,174)
Commodity Real Return Strategy Portfolio	252,941	-	252,941	78,067	539	78,606	174,335	(136,481)	1,525,313	1,388,832	1,563,167
International Bond (USD-Hedged) Portfolio	37,183	21,846	59,029	32,985	101	33,086	25,943	8,865	(117,057)	(108,192)	(82,249)
Dynamic Bond Adv Portfolio	47,525	40,873	88,398	30,997	179	31,176	57,222	444	(62,016)	(61,572)	(4,350)
Income Advisor Portfolio	903,529	-	903,529	429,729	1,353	431,082	472,447	116,435	(416,777)	(300,342)	172,105
Goldman Sachs Variable Insurance Trust
Small Cap Equity Insights Fund	8,687	409,798	418,485	33,939	25	33,964	384,521	107,093	(185,220)	(78,127)	306,394
Large Cap Value Fund	7,203	78,161	85,364	7,590	-	7,590	77,774	12,045	(8,441)	3,604	81,378
Mid Cap Value Fund	17,985	529,294	547,279	51,753	-	51,753	495,526	183,937	300,533	484,470	979,996
Neuberger Berman Advisors Management Trust
Mid-Cap Growth Portfolio	-	133,861	133,861	13,602	-	13,602	120,259	112,373	(146,872)	(34,499)	85,760
AMT Mid Cap Intrinsic Value Portfolio	2,476	-	2,476	9,998	-	9,998	(7,522)	64,687	37,683	102,370	94,848

The accompanying notes are an integral part of these financial statements

20

Midland National Life Insurance Company

Separate Account C

Statements of Operations

Year Ended December 31, 2021

				Administrative					Change in Net	Realized and Change	Net Increase (Decrease)
			Investment	Expense and	Contract		Net Investment	Net Realized	Unrealized Appreciation	in Unrealized Gains	in Net Assets
	Dividend	Capital Gains	Income	Mortality and	Maintenance	Expenses	Income (Loss)	Gain (Loss) on	(Depreciation) on	(Losses) on Investments	Resulting from Operations
	Income (a)	Distributions (b)	(c)=(a+b)	Expense Risk (d)	Charge (e)	(f)=(d+e)	(g)=(c-f)	Investments (h)	Investments (i)	(j)=(h+i)	(k)=(g+j)
BNY Mellon Variable Investment Fund
Appreciation Portfolio	742	34,503	35,245	10,410	-	10,410	24,835	20,392	36,153	56,545	81,380
Sustainable U.S. Equity Portfolio	96	357	453	384	-	384	69	4,473	(376)	4,097	4,166
Morgan Stanley Variable Institutional Funds
Emerging Markets Debt Portfolio	1,710	-	1,710	896	-	896	814	(128)	(2,254)	(2,382)	(1,568)
Emerging Markets Equity Portfolio	1,652	-	1,652	4,852	-	4,852	(3,200)	13,557	(7,314)	6,243	3,043
Discovery Portfolio	-	45,348	45,348	3,532	-	3,532	41,816	24,317	(79,674)	(55,357)	(13,541)
U.S. Real Estate Portfolio	1,525	-	1,525	2,020	-	2,020	(495)	820	23,848	24,668	24,173
Northern Lights Variable Trust
Power Income Fund	-	-	-	1,681	8	1,689	(1,689)	(49,180)	47,123	(2,057)	(3,746)
Power Dividend Index Fund	10,444	-	10,444	11,132	47	11,179	(735)	7,147	212,158	219,305	218,570
AB Variable Products Series
Dynamic Asset Allocation Portfolio	51,338	-	51,338	43,914	92	44,006	7,332	48,095	191,817	239,912	247,244
Small Cap Growth Portfolio	-	6,026	6,026	356	4	360	5,666	2,736	(5,717)	(2,981)	2,685
Small Mid Cap Value Portfolio	33,338	-	33,338	67,919	205	68,124	(34,786)	204,395	991,573	1,195,968	1,161,182
BlackRock Variable Series Fund, Inc.
Basic Value Fund	36,996	484,751	521,747	40,697	158	40,855	480,892	(4,926)	46,490	41,564	522,456
Capital Appreciation Fund	-	248,397	248,397	14,861	49	14,910	233,487	21,296	(38,831)	(17,535)	215,952
Equity Dividend Fund	326,720	3,426,139	3,752,859	329,775	1,040	330,815	3,422,044	214,733	259,481	474,214	3,896,258
Global Allocation Fund	138,308	2,798,282	2,936,590	221,460	907	222,367	2,714,223	725,657	(2,621,380)	(1,895,723)	818,500
Advantage Large Cap Core Fund	401	226,868	227,269	7,087	55	7,142	220,127	11,937	(106,227)	(94,290)	125,837
Large Cap Focus Growth Fund	-	2,255,438	2,255,438	182,787	561	183,348	2,072,090	1,224,799	(1,152,445)	72,354	2,144,444
60/40 Target Allocation ETF Fund	147,337	607,241	754,578	95,173	156	95,329	659,249	267,921	(228,305)	39,616	698,865
Total Return Portfolio	23,772	5,782	29,554	21,239	-	21,239	8,315	512	(55,976)	(55,464)	(47,149)
S&P 500 Portfolio	19,503	137,268	156,771	23,725	-	23,725	133,046	55,923	258,011	313,934	446,980
Columbia Variable Portfolio
Contrarian Core 2 Portfolio	-	-	-	79,270	238	79,508	(79,508)	425,988	859,054	1,285,042	1,205,534
Dividend Opportunity Portfolio	-	-	-	65,181	244	65,425	(65,425)	393,059	747,116	1,140,175	1,074,750
Emerging Markets Bond Portfolio	223,576	-	223,576	78,661	541	79,202	144,374	66,890	(445,721)	(378,831)	(234,457)
High Yield Portfolio	239,969	-	239,969	70,062	386	70,448	169,521	4,241	5,057	9,298	178,819
Select Large-Cap Value Portfolio	-	-	-	31,384	116	31,500	(31,500)	174,883	185,085	359,968	328,468
Seligman Global Tech Portfolio	22,356	898,458	920,814	101,291	271	101,562	819,252	584,944	1,083,146	1,668,090	2,487,342
US Government Mortgage Portfolio	42,160	37,251	79,411	35,162	113	35,275	44,136	(14,180)	(96,289)	(110,469)	(66,333)
Strategic Income Portfolio	67,947	-	67,947	13,695	23	13,718	54,229	(7,820)	(51,822)	(59,642)	(5,413)
Emerging Markets Portfolio	-	-	-	1,362	1	1,363	(1,363)	(3,161)	(23,092)	(26,253)	(27,616)
DWS Variable Insurance Portfolios
Equity 500 Index Portfolio	444,344	1,764,543	2,208,887	565,449	1,315	566,764	1,642,123	2,431,315	5,951,395	8,382,710	10,024,833
Small Cap Index Portfolio	39,291	410,139	449,430	103,931	311	104,242	345,188	256,594	192,590	449,184	794,372
Alternative Asset Allocation Portfolio	20,270	-	20,270	15,815	73	15,888	4,382	32,335	86,849	119,184	123,566
Global Small Cap Portfolio	252	-	252	4,603	18	4,621	(4,369)	33,675	15,777	49,452	45,083
Small Mid Cap Value Portfolio	50,320	-	50,320	72,294	365	72,659	(22,339)	(283,643)	1,649,159	1,365,516	1,343,177
CROCI US Portfolio	2,738	-	2,738	2,308	16	2,324	414	412	37,534	37,946	38,360
High Income Portfolio	-	-	-	181	2	183	(183)	(48)	819	771	588

The accompanying notes are an integral part of these financial statements

21

Midland National Life Insurance Company

Separate Account C

Statements of Operations

Year Ended December 31, 2021

				Administrative					Change in Net	Realized and Change	Net Increase (Decrease)
			Investment	Expense and	Contract		Net Investment	Net Realized	Unrealized Appreciation	in Unrealized Gains	in Net Assets
	Dividend	Capital Gains	Income	Mortality and	Maintenance	Expenses	Income (Loss)	Gain (Loss) on	(Depreciation) on	(Losses) on Investments	Resulting from Operations
	Income (a)	Distributions (b)	(c)=(a+b)	Expense Risk (d)	Charge (e)	(f)=(d+e)	(g)=(c-f)	Investments (h)	Investments (i)	(j)=(h+i)	(k)=(g+j)
Eaton Vance Variable Trust
Floating Rate Income Portfolio	525,202	-	525,202	237,159	1,590	238,749	286,453	(114,607)	226,709	112,102	398,555
Delaware Variable Insurance Portfolios
Total Return Portfolio	5,143	-	5,143	2,961	17	2,978	2,165	(4,089)	32,335	28,246	30,411
International Portfolio	11,077	23,482	34,559	15,782	7	15,789	18,770	(14,838)	54,277	39,439	58,209
Opportunity Portfolio	141,059	189,300	330,359	146,960	858	147,818	182,541	821,837	1,301,135	2,122,972	2,305,513
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Fund	172,515	-	172,515	82,259	397	82,656	89,859	(150,268)	1,097,370	947,102	1,036,961
Income Fund	1,099,469	-	1,099,469	305,164	1,255	306,419	793,050	334,162	2,117,763	2,451,925	3,244,975
Global Bond Fund	-	-	-	376,550	2,007	378,557	(378,557)	(735,684)	(758,063)	(1,493,747)	(1,872,304)
Foreign Fund	687,555	-	687,555	494,072	2,734	496,806	190,749	(605,648)	1,418,263	812,615	1,003,364
Developing Markets Fund	28,096	64,391	92,487	43,791	293	44,084	48,403	313,785	(554,835)	(241,050)	(192,647)
Mutual Global Discovery Fund	175,709	-	175,709	85,156	240	85,396	90,313	(82,995)	1,027,160	944,165	1,034,478
Rising Dividends Fund	213,706	804,874	1,018,580	326,556	1,023	327,579	691,001	929,737	4,033,249	4,962,986	5,653,987
DynaTech 2 Fund	-	-	-	2,351	21	2,372	(2,372)	(1,636)	(33,246)	(34,882)	(37,254)
Multi-Asset Dynamic Multi-Strategy Portfolio	9,423	-	9,423	5,500	13	5,513	3,910	(229)	40,806	40,577	44,487
Delaware Ivy Variable Insurance Portfolios
Asset Strategy Portfolio	54,332	353,668	408,000	48,768	383	49,151	358,849	205,899	(249,467)	(43,568)	315,281
Balanced Portfolio	77,779	474,019	551,798	102,383	663	103,046	448,752	186,472	416,760	603,232	1,051,984
Global Equity Income Portfolio	24,512	-	24,512	14,677	105	14,782	9,730	(41,077)	191,190	150,113	159,843
Energy Portfolio	22,119	-	22,119	15,678	98	15,776	6,343	(37,528)	401,054	363,526	369,869
Global Bond Portfolio	40,782	-	40,782	11,722	54	11,776	29,006	24,337	(70,044)	(45,707)	(16,701)
Natural Resources Portfolio	14,761	-	14,761	11,374	34	11,408	3,353	(14,412)	179,826	165,414	168,767
Growth Portfolio	-	485,359	485,359	61,743	225	61,968	423,391	309,057	512,475	821,532	1,244,923
High Income Portfolio	895,277	-	895,277	174,609	1,031	175,640	719,637	(121,177)	36,664	(84,513)	635,124
International Core Equity Portfolio	85,497	-	85,497	103,795	505	104,300	(18,803)	182,156	802,319	984,475	965,672
Global Growth Portfolio	502	42,624	43,126	11,501	24	11,525	31,601	(94,585)	204,832	110,247	141,848
Mid Cap Growth Portfolio	-	1,829,833	1,829,833	194,133	462	194,595	1,635,238	1,181,215	(733,430)	447,785	2,083,023
Science and Technology Portfolio	-	5,259,876	5,259,876	228,152	827	228,979	5,030,897	713,385	(3,454,157)	(2,740,772)	2,290,125
Small Cap Growth Portfolio	64,564	790,188	854,752	89,822	400	90,222	764,530	270,484	(814,970)	(544,486)	220,044
SMID Cap Core Portfolio	-	-	-	169,562	658	170,220	(170,220)	(243,291)	2,693,483	2,450,192	2,279,972
Lazard Retirement Series, Inc.
International Equity Portfolio	10,560	13,555	24,115	15,696	42	15,738	8,377	(25,309)	71,691	46,382	54,759
Global Dynamic Multi Asset Portfolio	34,996	-	34,996	16,573	87	16,660	18,336	84,939	28,929	113,868	132,204
Legg Mason Partners Variable Equity Trust
Western Asset Variable Global High Yield Bond Portfolio	87,244	-	87,244	21,882	170	22,052	65,192	19,469	(93,637)	(74,168)	(8,976)
ClearBridge Variable Mid Cap Portfolio	3,507	1,646,783	1,650,290	163,453	646	164,099	1,486,191	679,394	721,647	1,401,041	2,887,232
ClearBridge Variable Dividend Strategy Portfolio	550,710	3,128,211	3,678,921	503,050	1,263	504,313	3,174,608	559,689	4,784,246	5,343,935	8,518,543
ClearBridge Variable Small Cap Growth Portfolio	-	836,259	836,259	79,415	246	79,661	756,598	458,382	(631,525)	(173,143)	583,455
ClearBridge Variable Aggressive Growth Portfolio	2,179	296,182	298,361	15,242	48	15,290	283,071	42,271	(252,730)	(210,459)	72,612
Western Asset Variable Core Bond Plus Portfolio	1,963,892	-	1,963,892	1,009,250	4,260	1,013,510	950,382	252,877	(3,877,261)	(3,624,384)	(2,674,002)
ClearBridge Variable Large Cap Growth Portfolio	-	1,608,650	1,608,650	297,033	1,157	298,190	1,310,460	1,244,072	1,678,299	2,922,371	4,232,831
Pioneer Variable Contracts Trust
Fund Portfolio	717	63,101	63,818	10,488	24	10,512	53,306	(10,922)	135,689	124,767	178,073
Bond Portfolio	1,013,266	1,323,054	2,336,320	673,395	3,290	676,685	1,659,635	229,718	(2,433,447)	(2,203,729)	(544,094)
Strategic Income Portfolio	434,651	136,003	570,654	186,434	987	187,421	383,233	55,229	(374,259)	(319,030)	64,203
Equity Income Portfolio	165,513	-	165,513	176,205	630	176,835	(11,322)	(1,831,583)	4,713,454	2,881,871	2,870,549
High Yield Portfolio	49,001	-	49,001	13,245	80	13,325	35,676	8,014	(3,411)	4,603	40,279

The accompanying notes are an integral part of these financial statements

22

Midland National Life Insurance Company

Separate Account C

Statements of Operations

Year Ended December 31, 2021

				Administrative					Change in Net	Realized and Change	Net Increase (Decrease)
			Investment	Expense and	Contract		Net Investment	Net Realized	Unrealized Appreciation	in Unrealized Gains	in Net Assets
	Dividend	Capital Gains	Income	Mortality and	Maintenance	Expenses	Income (Loss)	Gain (Loss) on	(Depreciation) on	(Losses) on Investments	Resulting from Operations
	Income (a)	Distributions (b)	(c)=(a+b)	Expense Risk (d)	Charge (e)	(f)=(d+e)	(g)=(c-f)	Investments (h)	Investments (i)	(j)=(h+i)	(k)=(g+j)
Prudential Series Funds
PGIM Jennison Focused Blend Portfolio	-	-	-	7,098	34	7,132	(7,132)	10,946	67,436	78,382	71,250
Natural Resources Portfolio	-	-	-	6,891	33	6,924	(6,924)	37,464	85,924	123,388	116,464
Mid-Cap Growth Portfolio	-	-	-	3,101	18	3,119	(3,119)	47,896	(23,497)	24,399	21,280
Royce Capital Fund
Micro-Cap Portfolio	-	15,704	15,704	4,747	25	4,772	10,932	84,658	1,059	85,717	96,649
Small Cap Portfolio	98,665	-	98,665	112,710	638	113,348	(14,683)	102,340	1,896,301	1,998,641	1,983,958
Alps Fund
Alerian Energy Infrastructure Portfolio	46,916	-	46,916	24,085	62	24,147	22,769	(60,260)	557,572	497,312	520,081
Red Rocks Global Opportunity Portfolio	91,550	-	91,550	25,330	79	25,409	66,141	65,532	258,289	323,821	389,962
American Funds IS
Asset Allocation Fund	1,513,851	3,410,107	4,923,958	1,353,574	2,464	1,356,038	3,567,920	2,310,824	6,916,666	9,227,490	12,795,410
Washington Mutual Investors Fund	571,441	-	571,441	545,620	1,138	546,758	24,683	987,625	8,636,933	9,624,558	9,649,241
Ultra-Short Bond Fund	-	-	-	257,945	913	258,858	(258,858)	(104,285)	(40,704)	(144,989)	(403,847)
Capital Income Builder Fund	464,741	-	464,741	237,802	601	238,403	226,338	530,376	1,525,012	2,055,388	2,281,726
Global Growth Fund	52,745	1,210,892	1,263,637	322,902	557	323,459	940,178	1,244,143	953,638	2,197,781	3,137,959
Capital World Growth and Income Fund	277,011	404,810	681,821	234,532	344	234,876	446,945	309,910	1,384,489	1,694,399	2,141,344
Global Small Capitalization Fund	-	161,342	161,342	94,467	180	94,647	66,695	359,116	(174,764)	184,352	251,047
Growth Fund	30,347	6,616,432	6,646,779	679,664	1,448	681,112	5,965,667	3,444,564	169,360	3,613,924	9,579,591
Growth-Income Fund	545,902	507,623	1,053,525	674,318	1,547	675,865	377,660	2,241,159	7,559,580	9,800,739	10,178,399
International Fund	267,590	-	267,590	132,208	187	132,395	135,195	275,818	(809,018)	(533,200)	(398,005)
International Growth and Income Fund	251,064	-	251,064	108,872	317	109,189	141,875	201,272	(67,019)	134,253	276,128
New World Fund	256,402	1,256,658	1,513,060	497,403	2,031	499,434	1,013,626	1,973,983	(1,839,792)	134,191	1,147,817
U.S. Government Securities Fund	370,696	2,945,839	3,316,535	416,326	896	417,222	2,899,313	(1,030,659)	(2,595,323)	(3,625,982)	(726,669)
Invesco Oppenheimer
International Growth Fund	-	1,946,472	1,946,472	248,444	897	249,341	1,697,131	315,197	(562,984)	(247,787)	1,449,344
T. Rowe Price
Blue Chip Growth Portfolio	-	7,978,044	7,978,044	841,959	2,536	844,495	7,133,549	3,434,950	(1,308,024)	2,126,926	9,260,475
Health Sciences Portfolio	-	2,015,232	2,015,232	359,322	980	360,302	1,654,930	1,084,084	278,174	1,362,258	3,017,188
John Hancock Variable Insurance Trust
Financial Industries Portfolio	16,608	13,043	29,651	23,496	100	23,596	6,055	104,698	194,524	299,222	305,277
Fundamental All Cap Core Portfolio	-	34,760	34,760	7,174	16	7,190	27,570	145,038	(17,346)	127,692	155,262
Select Bond Portfolio	9,495	1,723	11,218	4,385	13	4,398	6,820	1,501	(16,874)	(15,373)	(8,553)
Strategic Income Opportunities Portfolio	21,721	-	21,721	7,221	27	7,248	14,473	6,251	(24,849)	(18,598)	(4,125)
Federated Hermes
High Income Bond Portfolio	22,278	-	22,278	18,235	94	18,329	3,949	10,907	(7,550)	3,357	7,306
Kaufmann Portfolio	-	379,368	379,368	68,377	210	68,587	310,781	291,366	(566,879)	(275,513)	35,268
Managed Volatility Portfolio	1,394	-	1,394	3,079	15	3,094	(1,700)	1,573	30,154	31,727	30,027
Principal Variable Contracts
Blue Chip Fund	-	425	425	78	-	78	347	390	459	849	1,196
Equity Income Fund	548	16	564	325	1	326	238	666	4,144	4,810	5,048
Diversified Balance Fund	1,799	4,400	6,199	679	-	679	5,520	(5,688)	1,852	(3,836)	1,684
Diversified Growth Fund	-	-	-	776	-	776	(776)	12	10,036	10,048	9,272
Diversified Income Fund	15,046	16,447	31,493	4,676	-	4,676	26,817	(170)	(15,282)	(15,452)	11,365

The accompanying notes are an integral part of these financial statements

23

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2021

		Net Increase							Net Increase (Decrease)	Total Increase	Net Assets
	Net Assets	(Decrease) in Net					Transfers	Interfund and Net	in Net Assets from	(Decrease) in	End of
	Beginning	Assets Resulting	Net	Transfers of	Transfers of	Transfers of	of Other	Transfers (to) from	Capital Share Transactions	Net Assets	Year
	of Year (a)	from Operations (b)	Premiums (c)	Policy Loans (d)	Surrenders (e)	Death Benefits (f)	Terminations (g)	General Account (h)	(i)=(c+d+e+f+g+h)	(j)=(b+i)	(k)=(a+j)
Fidelity Variable Insurance Products
Government Money Market Portfolio	$9,787,427	$(115,078)	$27,066	$1,676	$(730,573)	$(316,577)	$(268,387)	$2,794,721	$1,507,926	$1,392,848	$11,180,275
High Income Portfolio	6,587,049	185,127	479,236	395	(946,289)	(385,796)	(232,791)	241,043	(844,202)	(659,075)	5,927,974
Equity-Income Portfolio	6,685,108	1,464,495	103,235	963	(465,381)	(70,491)	(231,031)	(149,971)	(812,676)	651,819	7,336,927
Growth Portfolio	9,135,476	1,870,932	74,404	(58)	(445,772)	(7,882)	(149,950)	177,945	(351,313)	1,519,619	10,655,095
Overseas Portfolio	6,929,633	1,104,891	73,675	1,941	(551,953)	(310,656)	(181,266)	(42,969)	(1,011,228)	93,663	7,023,296
Mid Cap Portfolio	16,098,689	3,746,912	2,714,622	1,935	(904,519)	(770,716)	(626,133)	(194,310)	220,879	3,967,791	20,066,480
Asset Manager Portfolio	1,116,302	85,073	4,109	(58)	(121,234)	(5,150)	(48,170)	1,071	(169,432)	(84,359)	1,031,943
Investment Grade Bond Portfolio	3,431,417	(75,494)	664,208	15	(152,230)	(13,199)	(87,985)	257,027	667,836	592,342	4,023,759
Index 500 Portfolio	23,666,018	6,008,556	224,261	4,934	(1,224,025)	(197,858)	(587,331)	(1,119,586)	(2,899,605)	3,108,951	26,774,969
Contrafund Portfolio	39,822,428	10,333,280	6,949,259	1,045	(2,644,959)	(1,252,347)	(1,144,118)	(1,246,625)	662,255	10,995,535	50,817,963
Asset Manager: Growth Portfolio	887,421	108,012	25,035	(448)	(28,305)	(375)	(20,855)	(1,007)	(25,955)	82,057	969,478
Balanced Portfolio	3,734,962	604,282	225,265	(103)	(353,807)	-	(115,908)	(104,556)	(349,109)	255,173	3,990,135
Growth & Income Portfolio	1,519,482	374,679	31,676	(199)	(204,929)	(8,803)	(39,743)	240,154	18,156	392,835	1,912,317
Growth Opportunities Portfolio	19,518,772	1,918,899	16,745,085	-	(513,107)	(1,014,464)	(433,257)	(4,826)	14,779,431	16,698,330	36,217,102
Value Strategies Portfolio	3,461,782	1,057,782	146,780	(597)	(288,314)	(267,907)	(163,026)	217,679	(355,385)	702,397	4,164,179
Strategic Income Portfolio	13,485,831	319,865	2,785,314	-	(808,081)	(174,543)	(472,557)	1,684,689	3,014,822	3,334,687	16,820,518
Emerging Markets Portfolio	5,427,630	(258,675)	2,336,481	-	(427,771)	(481,700)	(148,740)	(175,818)	1,102,452	843,777	6,271,407
Real Estate Portfolio	18,444,735	6,765,047	3,412,730	-	(1,151,277)	(1,050,811)	(660,826)	(713,438)	(163,622)	6,601,425	25,046,160
Funds Manager 50% Portfolio	10,514,394	742,382	1,478,298	-	(346,952)	(1,474,240)	(123,028)	(2,212,812)	(2,678,734)	(1,936,352)	8,578,042
Funds Manager 70% Portfolio	3,988,691	580,737	1,195,830	-	(60,007)	(128,988)	(65,728)	6,562	947,669	1,528,406	5,517,097
Funds Manager 85% Portfolio	1,025,047	197,140	347,622	-	-	-	(56,654)	67,011	357,979	555,119	1,580,166
Government Money Market Portfolio Service Class 2	4,357,277	(58,437)	360,549	-	(1,377,770)	(381,725)	(102,021)	941,461	(559,506)	(617,943)	3,739,334
International Capital Appreciation Portfolio	646,274	186,898	1,939,133	-	(15,475)	-	(28,009)	318,869	2,214,518	2,401,416	3,047,690
American Century Variable Portfolios, Inc.
Balanced Fund	2,639,998	454,890	3,855,593	(24)	(106,539)	(67,909)	(84,994)	(2,245,642)	1,350,485	1,805,375	4,445,373
Capital Appreciation Fund	2,380,600	212,644	38,393	341	(43,250)	(36,959)	(37,048)	229,272	150,749	363,393	2,743,993
International Fund	3,854,284	253,897	20,365	2,051	(363,515)	(65,426)	(113,890)	99,383	(421,032)	(167,135)	3,687,149
Value Fund	65,728,799	14,857,175	15,721,860	2,613	(3,161,317)	(3,292,902)	(2,532,006)	(3,864,641)	2,873,607	17,730,782	83,459,581
Disciplined Core Value Fund	2,829,639	748,586	2,265,087	(1)	(187,817)	(42,673)	(76,650)	1,259,948	3,217,894	3,966,480	6,796,119
Inflation Protection Fund	6,057,618	374,568	3,074,027	927	(448,905)	(629,300)	(416,324)	2,969,640	4,550,065	4,924,633	10,982,251
Large Company Value Fund	410,305	88,950	19,031	-	(43,063)	-	(26,862)	133,453	82,559	171,509	581,814
Mid Cap Value Fund	30,621,899	6,630,762	8,198,125	-	(1,370,087)	(1,314,316)	(1,004,414)	(1,339,267)	3,170,041	9,800,803	40,422,702
Ultra Fund	6,680,541	1,329,842	1,333,474	-	(430,128)	(106,814)	(362,916)	(253,683)	179,933	1,509,775	8,190,316
MFS Variable Insurance Trust
Research Series	449,673	102,880	270	-	(78,680)	(18,739)	(10,921)	78,245	(29,825)	73,055	522,728
Growth Series	1,922,507	397,480	5,261	1,105	(111,796)	(19,610)	(25,479)	80,103	(70,416)	327,064	2,249,571
Investors Trust Series	330,272	106,860	13,154	1,721	(15,837)	(21,836)	(15,186)	230,290	192,306	299,166	629,438
New Discovery Series	8,811,176	51,876	1,673,785	49	(138,708)	(181,335)	(348,875)	(956,506)	48,410	100,286	8,911,462
Corporate Bond Portfolio	6,553,210	(194,868)	1,443,983	-	(739,191)	(126,791)	(245,342)	95,808	428,467	233,599	6,786,809
Emerging Markets Equity Portfolio	4,326,030	(428,797)	1,495,460	-	(227,342)	(86,656)	(68,197)	(31,505)	1,081,760	652,963	4,978,993
Technology Portfolio	9,325,705	1,086,555	1,764,676	-	(229,693)	(413,338)	(236,193)	(1,107,701)	(222,249)	864,306	10,190,011
Global Tactical Allocation Portfolio	1,425,162	18,121	176,241	-	(31,704)	(58,841)	(46,086)	(51,651)	(12,041)	6,080	1,431,242
International Intrinsic Value Portfolio	17,035,693	1,451,703	2,856,294	-	(1,119,722)	(839,056)	(483,389)	(224,086)	190,041	1,641,744	18,677,437
Utilities Series Portfolio	10,974,016	1,383,187	1,556,569	-	(549,156)	(312,799)	(352,584)	(938,659)	(596,629)	786,558	11,760,574
Blended Research Core Equity Portfolio	1,773,875	517,070	535,101	-	(38,991)	(104,680)	(16,071)	313,332	688,691	1,205,761	2,979,636
Global Real Estate Portfolio	223,797	109,306	292,168	-	-	(1,903)	(11,148)	(41,605)	237,512	346,818	570,615

The accompanying notes are an integral part of these financial statements

24

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2021

		Net Increase							Net Increase (Decrease)	Total Increase	Net Assets
	Net Assets	(Decrease) in Net					Transfers	Interfund and Net	in Net Assets from	(Decrease) in	End of
	Beginning	Assets Resulting	Net	Transfers of	Transfers of	Transfers of	of Other	Transfers (to) from	Capital Share Transactions	Net Assets	Year
	of Year (a)	from Operations (b)	Premiums (c)	Policy Loans (d)	Surrenders (e)	Death Benefits (f)	Terminations (g)	General Account (h)	(i)=(c+d+e+f+g+h)	(j)=(b+i)	(k)=(a+j)
Lord Abbett Series Fund, Inc.
Growth & Income Portfolio	1,601,094	443,329	23,046	-	(52,684)	(34,666)	(30,430)	98,967	4,233	447,562	2,048,656
Mid-Cap Stock Portfolio	1,760,151	468,597	31,990	693	(149,217)	(63,514)	(52,523)	41,397	(191,174)	277,423	2,037,574
Bond-Debenture Portfolio	23,849,233	466,331	9,148,478	-	(842,039)	(1,515,977)	(668,054)	1,198,029	7,320,437	7,786,768	31,636,001
Fundamental Equity Portfolio	1,711,130	483,217	687,005	-	(97,181)	(166,773)	(59,317)	(67,638)	296,096	779,313	2,490,443
Developing Growth Portfolio	6,096,951	(366,013)	2,150,350	-	(182,049)	(327,417)	(109,096)	107,218	1,639,006	1,272,993	7,369,944
Short Duration Income Portfolio	19,215,169	(149,839)	6,842,480	-	(3,111,185)	(1,840,968)	(1,953,043)	3,267,395	3,204,679	3,054,840	22,270,009
Alger Fund
LargeCap Growth Portfolio	7,542,435	716,647	25,830	2,443	(318,515)	(104,681)	(200,761)	(1,309,883)	(1,905,567)	(1,188,920)	6,353,515
MidCap Growth Portfolio	5,958,203	165,413	68,402	3,209	(309,033)	(42,447)	(162,911)	(218,002)	(660,782)	(495,369)	5,462,834
Capital Appreciation Portfolio	4,581,915	691,387	15,931	-	(179,846)	(37,547)	(97,945)	(596,055)	(895,462)	(204,075)	4,377,840
SmallCap Growth Portfolio	1,036,808	(69,575)	964	1,168	(70,600)	-	(10,467)	17,787	(61,148)	(130,723)	906,085
Capital Appreciation Portfolio Class S	50,279,382	8,462,615	3,445,818	-	(2,340,818)	(2,538,750)	(1,480,876)	(2,512,147)	(5,426,773)	3,035,842	53,315,224
Calvert Variable Series, Inc.
Mid Cap Growth Portfolio	3,619,712	485,267	632,866	49	(349,325)	(480,008)	(57,658)	(220,294)	(474,370)	10,897	3,630,609
S&P 500 Index Portfolio	1,945,124	533,500	4,944	-	(569,329)	(5,280)	(32,523)	539,562	(62,626)	470,874	2,415,998
SRI Balanced Portfolio	2,690,929	509,313	2,271,164	-	(689)	(28,491)	(127,571)	657,276	2,771,689	3,281,002	5,971,931
Invesco Variable Insurance Funds
Technology Fund	1,828,280	176,754	9,705	411	(15,798)	(44,694)	(30,703)	(555,881)	(636,960)	(460,206)	1,368,074
Managed Volatility Fund	648,472	51,229	2,722	97	(19,930)	-	(2,307)	(680,283)	(699,701)	(648,472)	-
Diversified Dividend Fund	745,103	152,672	76,761	498	(38,615)	-	(23,428)	85,274	100,490	253,162	998,265
Health Care Fund	1,535,526	127,420	4,377	(31)	(110,418)	(48,280)	(22,226)	(266,855)	(443,433)	(316,013)	1,219,513
Global Real Estate Fund	116,666	24,848	201	-	(2,872)	-	(6,383)	59	(8,995)	15,853	132,519
International Growth Fund	274,266	7,826	1	-	(26,171)	-	(11,112)	(46,815)	(84,097)	(76,271)	197,995
Main Street Mid Cap Fund	291,398	52,995	475	-	(53,306)	-	(27,233)	(8,011)	(88,075)	(35,080)	256,318
Core Bond Fund	3,936,503	(125,946)	1,058,643	-	(210,226)	(144,517)	(123,609)	(87,253)	493,038	367,092	4,303,595
Discovery Mid Cap Growth Fund	3,961,727	816,344	2,633,639	-	(232,554)	(172,387)	(111,172)	380,299	2,497,825	3,314,169	7,275,896
Global Fund	5,816,026	862,297	1,501,692	-	(328,736)	(256,066)	(152,567)	(249,946)	514,377	1,376,674	7,192,700
Main Street Fund	9,305,031	2,269,288	749,204	-	(220,807)	(825,010)	(226,419)	(95,975)	(619,007)	1,650,281	10,955,312
Main Street Small Cap Fund	5,299,345	1,087,638	2,242,992	-	(489,965)	(173,968)	(89,136)	40,313	1,530,236	2,617,874	7,917,219
Balanced-Risk Allocation Fund	-	1,560	228,062	-	-	-	(845)	281	227,498	229,058	229,058
Core Plus Bond Fund	-	(3,015)	403,530	-	-	-	-	(71,837)	331,693	328,678	328,678
Equity and Income Fund	-	87,661	1,335,806	195	(35,236)	(17,730)	(48,316)	2,307,265	3,541,984	3,629,645	3,629,645
Small Cap Equity Fund	-	19,927	1,350,979	-	-	-	(3,364)	116,729	1,464,344	1,484,271	1,484,271
Equally Weighted S&P 500 Fund	-	57,458	985,525	-	-	-	(183)	454,530	1,439,872	1,497,330	1,497,330
Growth and Income Portfolio	505,212	122,771	1	-	(63,052)	-	(28,626)	25,245	(66,432)	56,339	561,551
Value Opportunities Fund	25,825	6,146	1	-	(23,666)	-	(200)	(8,106)	(31,971)	(25,825)	-
American Value Fund	120,249	25,321	-	-	(20,349)	-	(14,441)	8,106	(26,684)	(1,363)	118,886
J.P. Morgan Series Trust II
Core Bond Portfolio	1,863,705	(48,814)	67,692	437	(185,364)	(32,358)	(72,198)	191,569	(30,222)	(79,036)	1,784,669
Small Cap Core Portfolio	2,429,425	473,293	77,578	1,053	(147,832)	(45,985)	(85,043)	231,876	31,647	504,940	2,934,365
Rydex Variable Trust
Nova Fund	559,898	358,408	7,117	49	(20,625)	(98,735)	(3,289)	490,424	374,941	733,349	1,293,247
NASDAQ-100 Fund	2,274,528	464,593	1,405	522	(12,367)	(56,017)	(17,113)	(425,461)	(509,031)	(44,438)	2,230,090
U.S. Government Money Market Fund	86,303	(1,331)	-	-	(6,543)	(1,029)	(216)	49,998	42,210	40,879	127,182
Inverse S&P 500 Strategy Fund	45,664	(102,054)	-	-	(2,497)	-	(320)	885,021	882,204	780,150	825,814
Inverse NASDAQ-100 Strategy Fund	17,010	(5,291)	84	-	(539)	-	(237)	7,350	6,658	1,367	18,377
Inverse Government Long Bond Strategy Fund	9,580	(473)	1	-	(1,417)	-	(87)	(2,418)	(3,921)	(4,394)	5,186
Government Long Bond 1.2x Strategy	310,786	(40,295)	-	-	(8,797)	-	(17,573)	(89,885)	(116,255)	(156,550)	154,236

The accompanying notes are an integral part of these financial statements

25

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2021

		Net Increase							Net Increase (Decrease)	Total Increase	Net Assets
	Net Assets	(Decrease) in Net					Transfers	Interfund and Net	in Net Assets from	(Decrease) in	End of
	Beginning	Assets Resulting	Net	Transfers of	Transfers of	Transfers of	of Other	Transfers (to) from	Capital Share Transactions	Net Assets	Year
	of Year (a)	from Operations (b)	Premiums (c)	Policy Loans (d)	Surrenders (e)	Death Benefits (f)	Terminations (g)	General Account (h)	(i)=(c+d+e+f+g+h)	(j)=(b+i)	(k)=(a+j)
NASDAQ-100 2x Strategy Fund	-	-	-	-	-	-	-	-	-	-	-
Inverse Dow 2x Strategy Fund	-	-	-	-	-	-	-	-	-	-	-
Rydex Variable Insurance Funds
Biotechnology Fund	6,893,292	51,793	36,093	-	(358,146)	(316,184)	(145,190)	(1,367,787)	(2,151,214)	(2,099,421)	4,793,871
S&P 500 Pure Growth Fund	4,004,339	942,193	838,595	-	(295,501)	(113,684)	(225,325)	(133,170)	70,915	1,013,108	5,017,447
S&P MidCap 400 Pure Growth Fund	1,698,938	184,080	7,600	-	(131,746)	(48,383)	(22,695)	(12,182)	(207,406)	(23,326)	1,675,612
Guggenheim Variable Insurance Funds
Long Short Equity Fund	1,020,715	201,302	108,529	1,143	(80,638)	(261,218)	(48,988)	40,361	(240,811)	(39,509)	981,206
Multi-Hedge Strategies Fund	1,928,879	126,800	108,126	-	(182,024)	(388,288)	(54,768)	21,968	(494,986)	(368,186)	1,560,693
Global Managed Futures Strategy Fund	296,674	(1,127)	62,259	-	(3,419)	(73,135)	(7,727)	2,696	(19,326)	(20,453)	276,221
Small Cap Value Fund	2,995,915	750,514	1,218,358	-	(191,784)	-	(126,354)	54,507	954,727	1,705,241	4,701,156
ProFunds VP
Profund Access VP High Yield Fund	41,796	(913)	3	-	(2,380)	-	(2,086)	(4)	(4,467)	(5,380)	36,416
Asia 30	80,009	(26,367)	140	-	-	-	(2,166)	30,352	28,326	1,959	81,968
Banks	27,578	15,317	238	-	(1,361)	-	(4,397)	36,121	30,601	45,918	73,496
Basic Materials	25,467	10,955	72	-	(2,164)	-	(3,038)	14,138	9,008	19,963	45,430
Bear	29,685	(7,250)	59	-	-	-	(64)	(16,067)	(16,072)	(23,322)	6,363
Biotechnology	264,358	30,864	646	-	(2,693)	-	(9,443)	2,489	(9,001)	21,863	286,221
Bull	334,702	100,054	502	-	(31,637)	-	(28,277)	306,289	246,877	346,931	681,633
Consumer Goods	237,187	22,009	475	-	(41,745)	-	(7,051)	(27,386)	(75,707)	(53,698)	183,489
Consumer Services	176,939	10,666	-	-	-	-	(6,168)	(37,997)	(44,165)	(33,499)	143,440
Dow 30	229,519	12,420	3	-	(5,682)	-	(7,309)	(144,409)	(157,397)	(144,977)	84,542
Emerging Markets	58,742	(10,995)	4	-	-	-	(4,572)	92	(4,476)	(15,471)	43,271
Europe 30	35,878	7,708	1	-	-	-	(2,459)	2	(2,456)	5,252	41,130
Falling U.S. Dollar	26,756	(3,016)	20	-	-	-	(378)	671	313	(2,703)	24,053
Financials	24,880	10,481	68	-	(3,262)	-	(5,920)	6,257	(2,857)	7,624	32,504
Health Care	285,948	33,488	170	-	(65,773)	-	(10,747)	(56,989)	(133,339)	(99,851)	186,097
Industrials	163,542	20,581	30	-	(14,592)	-	(15,721)	(46,648)	(76,931)	(56,350)	107,192
International	42,580	4,166	-	-	-	-	(1,806)	(1,374)	(3,180)	986	43,566
Internet	363,590	7,034	8,529	-	(5,014)	-	(9,077)	6,065	503	7,537	371,127
Japan	45,332	800	-	-	-	-	(735)	881	146	946	46,278
Large-Cap Growth	1,091,999	293,565	601	-	-	-	(33,440)	46,765	13,926	307,491	1,399,490
Large-Cap Value	377,859	74,384	474	-	-	-	(20,930)	348	(20,108)	54,276	432,135
Mid-Cap	133,330	25,186	435	-	(19,603)	-	(6,103)	(695)	(25,966)	(780)	132,550
Mid-Cap Growth	354,260	37,824	-	-	(495)	-	(10,942)	(32,963)	(44,400)	(6,576)	347,684
Mid-Cap Value	86,232	18,895	138	-	(3,062)	-	(8,858)	17,444	5,662	24,557	110,789
Government Money Market	4,022,896	(70,167)	4,174	-	(241,022)	(322,449)	(281,574)	(812,767)	(1,653,638)	(1,723,805)	2,299,091
Oil & Gas	134,545	66,970	74	-	(37,715)	(1,551)	(20,709)	104,866	44,965	111,935	246,480
NASDAQ-100	615,178	82,674	500	-	(51,409)	-	(24,581)	(56,518)	(132,008)	(49,334)	565,844
Pharmaceuticals	63,933	5,513	644	-	-	-	(635)	(887)	(878)	4,635	68,568
Precious Metals	446,026	(56,382)	53	-	(33,181)	(4,757)	(41,019)	60,152	(18,752)	(75,134)	370,892
Real Estate	91,882	34,504	8	-	(4,241)	-	(6,702)	46,006	35,071	69,575	161,457
Rising Rates Opportunity	19,158	536	3	-	(5,905)	-	(1,488)	184	(7,206)	(6,670)	12,488
Semiconductor	144,703	66,414	32	-	-	-	(6,142)	(9,923)	(16,033)	50,381	195,084
Short Dow 30	9,644	(551)	2	-	-	-	-	(7,508)	(7,506)	(8,057)	1,587
Short Emerging Markets	-	-	-	-	-	-	-	-	-	-	-
Short International	6,133	(949)	-	-	-	-	(31)	1	(30)	(979)	5,154
Short Mid-Cap	1,884	(486)	-	-	-	-	-	-	-	(486)	1,398
Short NASDAQ-100	3,405	(14)	-	-	-	-	-	(3,391)	(3,391)	(3,405)	-

The accompanying notes are an integral part of these financial statements

26

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2021

		Net Increase							Net Increase (Decrease)	Total Increase	Net Assets
	Net Assets	(Decrease) in Net					Transfers	Interfund and Net	in Net Assets from	(Decrease) in	End of
	Beginning	Assets Resulting	Net	Transfers of	Transfers of	Transfers of	of Other	Transfers (to) from	Capital Share Transactions	Net Assets	Year
	of Year (a)	from Operations (b)	Premiums (c)	Policy Loans (d)	Surrenders (e)	Death Benefits (f)	Terminations (g)	General Account (h)	(i)=(c+d+e+f+g+h)	(j)=(b+i)	(k)=(a+j)
Short Small-Cap	3,518	(734)	3	-	-	-	(29)	(893)	(919)	(1,653)	1,865
Small-Cap	188,232	18,017	639	-	(13,245)	-	(9,514)	14,382	(7,738)	10,279	198,511
Small-Cap Growth	237,390	27,472	-	-	-	(47,452)	(11,493)	877	(58,068)	(30,596)	206,794
Small-Cap Value	205,866	31,570	138	-	-	-	(10,147)	(114,165)	(124,174)	(92,604)	113,262
Technology	504,019	122,482	223	-	(40,763)	-	(36,875)	(122,824)	(200,239)	(77,757)	426,262
Telecommunications	5,900	803	170	-	-	-	(345)	(2,336)	(2,511)	(1,708)	4,192
U.S. Government Plus	396,418	(36,355)	55	-	(922)	(2,334)	(43,271)	30,820	(15,652)	(52,007)	344,411
UltraBull	988,666	476,322	8,462	-	(8,718)	(4,870)	(43,897)	(115,036)	(164,059)	312,263	1,300,929
UltraMid-Cap	648,391	237,048	8,000	-	(13,659)	(5,259)	(39,172)	(81,958)	(132,048)	105,000	753,391
UltraNASDAQ-100	882,258	461,782	6,885	-	(3,862)	(5,048)	(76,742)	158,083	79,316	541,098	1,423,356
UltraShort Dow 30	941	(423)	-	-	-	-	-	(1)	(1)	(424)	517
UltraShort NASDAQ-100	590	(389)	309	-	-	-	-	(35)	274	(115)	475
UltraSmall-Cap	409,774	85,772	8,497	-	(64,680)	(5,417)	(34,810)	(14,418)	(110,828)	(25,056)	384,718
Utilities	115,289	9,424	232	-	(2,739)	-	(7,085)	(29,903)	(39,495)	(30,071)	85,218
VanEck Worldwide Insurance Trust
Global Resources Fund	6,663,338	1,113,756	1,739,302	1,066	(961,828)	(56,411)	(146,235)	(2,354,546)	(1,778,652)	(664,896)	5,998,442
Emerging Markets Fund	1,536,938	(201,324)	37,792	(1,102)	(105,083)	(4,911)	(130,542)	144,769	(59,077)	(260,401)	1,276,537
Emerging Markets Bond Fund	554,814	(25,335)	533	-	(57,513)	(618)	(6,360)	(65,016)	(128,974)	(154,309)	400,505
Janus Henderson Series
Global Technology and Innovation Portfolio	11,077,250	1,727,509	3,433,185	-	(627,977)	(1,138,046)	(227,171)	91,634	1,531,625	3,259,134	14,336,384
Overseas Portfolio	656,299	86,269	528,248	-	(1,258)	(63,489)	(25,225)	16,067	454,343	540,612	1,196,911
Research Portfolio	561,464	71,524	-	-	(199,112)	(25,995)	(33,712)	(90,900)	(349,719)	(278,195)	283,269
Enterprise Services Portfolio	30,922,087	4,821,239	6,115,470	-	(845,779)	(983,399)	(1,069,756)	281,862	3,498,398	8,319,637	39,241,724
Global Research Portfolio	1,089,276	204,162	555,236	-	(9,476)	(14,190)	(14,971)	(151,025)	365,574	569,736	1,659,012
Mid Cap Value Portfolio	3,568,721	628,564	1,117,564	-	(168,214)	(274,825)	(125,695)	(441,878)	106,952	735,516	4,304,237
Balanced Portfolio	55,162,863	10,242,921	24,258,953	-	(1,529,690)	(1,892,961)	(2,834,143)	6,423,352	24,425,511	34,668,432	89,831,295
Flexible Bond Portfolio	9,649,511	(242,325)	1,187,543	-	(599,488)	(238,709)	(353,363)	1,599,237	1,595,220	1,352,895	11,002,406
PIMCO Variable Insurance Trust
Total Return Portfolio	46,554,357	(1,236,610)	5,162,941	4,539	(2,632,154)	(2,735,185)	(3,094,983)	1,620,783	(1,674,059)	(2,910,669)	43,643,688
Low Duration Portfolio	28,712,551	(794,758)	9,266,430	-	(1,462,253)	(1,906,254)	(1,604,085)	4,945,406	9,239,244	8,444,486	37,157,037
High Yield Portfolio	10,181,904	175,777	2,173,181	440	(620,413)	(461,912)	(488,433)	(766,610)	(163,747)	12,030	10,193,934
Real Return Portfolio	24,012,468	1,016,402	4,771,427	-	(1,173,739)	(1,494,149)	(1,005,707)	2,031,756	3,129,588	4,145,990	28,158,458
All Asset Portfolio	3,938,978	538,394	306,886	-	(255,138)	(892,407)	(119,036)	332,850	(626,845)	(88,451)	3,850,527
Global Managed Asset Allocation Portfolio	893,068	104,518	259,384	-	(12,247)	(2,113)	(24,521)	(8,451)	212,052	316,570	1,209,638
Short-Term Portfolio	57,770,230	(668,046)	14,729,931	-	(5,644,933)	(3,828,711)	(2,223,353)	(15,749,113)	(12,716,179)	(13,384,225)	44,386,005
Emerging Markets Bond Portfolio	2,203,410	(87,252)	284,470	-	(35,930)	(265,870)	(55,159)	15,127	(57,362)	(144,614)	2,058,796
Global Bond Opportunities Portfolio	185,660	(7,174)	-	-	(4,753)	(79,698)	(355)	11,271	(73,535)	(80,709)	104,951
Commodity Real Return Strategy Portfolio	4,932,228	1,563,167	656,202	-	(379,757)	(386,383)	(225,443)	454,533	119,152	1,682,319	6,614,547
International Bond (USD-Hedged) Portfolio	2,355,459	(82,249)	572,144	-	(187,663)	(128,771)	(52,751)	325,172	528,131	445,882	2,801,341
Dynamic Bond Adv Portfolio	2,333,712	(4,350)	854,826	-	(74,926)	(268,995)	(61,294)	(201,733)	247,878	243,528	2,577,240
Income Advisor Portfolio	28,750,387	172,105	4,310,962	-	(148,291)	(1,058,397)	(2,114,525)	5,860,667	6,850,416	7,022,521	35,772,908
Goldman Sachs Variable Insurance Trust
Small Cap Equity Insights Fund	1,341,725	306,394	32,018	815	(56,149)	(39,730)	(70,233)	391,909	258,630	565,024	1,906,749
Large Cap Value Fund	239,412	81,378	18,160	-	(2,511)	-	(6,127)	318,391	327,913	409,291	648,703
Mid Cap Value Fund	3,558,519	979,996	57,139	2,072	(233,638)	(22,969)	(131,363)	(98,869)	(427,628)	552,368	4,110,887
Neuberger Berman Advisors Management Trust
Mid-Cap Growth Portfolio	991,422	85,760	1,435	-	(3,331)	(50,847)	(11,226)	54,141	(9,828)	75,932	1,067,354
AMT Mid Cap Intrinsic Value Portfolio	122,415	94,848	32,871	-	(11,137)	(22,549)	(7,135)	317,686	309,736	404,584	526,999

The accompanying notes are an integral part of these financial statements

27

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2021

		Net Increase							Net Increase (Decrease)	Total Increase	Net Assets
	Net Assets	(Decrease) in Net					Transfers	Interfund and Net	in Net Assets from	(Decrease) in	End of
	Beginning	Assets Resulting	Net	Transfers of	Transfers of	Transfers of	of Other	Transfers (to) from	Capital Share Transactions	Net Assets	Year
	of Year (a)	from Operations (b)	Premiums (c)	Policy Loans (d)	Surrenders (e)	Death Benefits (f)	Terminations (g)	General Account (h)	(i)=(c+d+e+f+g+h)	(j)=(b+i)	(k)=(a+j)
BNY Mellon Variable Investment Fund
Appreciation Portfolio	332,922	81,380	470	-	(5,064)	-	(18,488)	228,478	205,396	286,776	619,698
Sustainable U.S. Equity Portfolio	28,762	4,166	474	-	(15,299)	-	-	2	(14,823)	(10,657)	18,105
Morgan Stanley Variable Institutional Funds
Emerging Markets Debt Portfolio	35,101	(1,568)	-	-	-	-	(1,493)	428	(1,065)	(2,633)	32,468
Emerging Markets Equity Portfolio	223,909	3,043	202	-	(18,784)	-	(10,314)	(20,068)	(48,964)	(45,921)	177,988
Discovery Portfolio	192,113	(13,541)	-	-	(72,605)	-	(5,730)	803	(77,532)	(91,073)	101,040
U.S. Real Estate Portfolio	74,245	24,173	195	-	(9,671)	(3,161)	(9,266)	(3,163)	(25,066)	(893)	73,352
Northern Lights Variable Trust
Power Income Fund	626,172	(3,746)	7,843	-	(27,286)	-	(414)	(602,569)	(622,426)	(626,172)	-
Power Dividend Index Fund	919,990	218,570	58,013	-	-	(5,510)	(11,043)	(345,458)	(303,998)	(85,428)	834,562
AB Variable Products Series
Dynamic Asset Allocation Portfolio	3,330,917	247,244	89,708	-	(229,617)	(18,625)	(117,973)	54,077	(222,430)	24,814	3,355,731
Small Cap Growth Portfolio	24,497	2,685	-	-	-	-	(53)	(4,555)	(4,608)	(1,923)	22,574
Small Mid Cap Value Portfolio	2,910,076	1,161,182	2,333,836	-	(431,926)	(134,923)	(115,590)	652,692	2,304,089	3,465,271	6,375,347
BlackRock Variable Series Fund, Inc.
Basic Value Fund	2,741,309	522,456	786,046	-	(136,247)	(331,168)	(57,594)	(99,381)	161,656	684,112	3,425,421
Capital Appreciation Fund	1,249,034	215,952	750	-	(52,841)	-	(14,197)	(104,540)	(170,828)	45,124	1,294,158
Equity Dividend Fund	19,808,363	3,896,258	3,851,161	-	(781,201)	(609,611)	(990,913)	3,446,546	4,915,982	8,812,240	28,620,603
Global Allocation Fund	16,519,119	818,500	1,915,878	-	(1,233,596)	(1,284,097)	(365,984)	476,384	(491,415)	327,085	16,846,204
Advantage Large Cap Core Fund	514,509	125,837	13,508	-	(39,458)	-	(31,204)	(26,552)	(83,706)	42,131	556,640
Large Cap Focus Growth Fund	13,103,358	2,144,444	2,678,463	-	(1,067,296)	(488,696)	(395,855)	(495,475)	231,141	2,375,585	15,478,943
60/40 Target Allocation ETF Fund	5,985,133	698,865	2,693,009	-	(160,657)	(5,406)	(156,205)	(243,905)	2,126,836	2,825,701	8,810,834
Total Return Portfolio	1,564,132	(47,149)	-	-	-	-	(49,286)	340,767	291,481	244,332	1,808,464
S&P 500 Portfolio	1,782,081	446,980	-	-	-	-	(69,929)	(151,454)	(221,383)	225,597	2,007,678
Columbia Variable Portfolio
Contrarian Core 2 Portfolio	4,776,795	1,205,534	1,770,399	-	(171,406)	(292,505)	(103,720)	524,118	1,726,886	2,932,420	7,709,215
Dividend Opportunity Portfolio	4,233,602	1,074,750	1,620,842	-	(36,443)	(402,442)	(121,415)	(253,191)	807,351	1,882,101	6,115,703
Emerging Markets Bond Portfolio	6,464,503	(234,457)	273,445	-	(293,784)	(494,728)	(263,078)	367,190	(410,955)	(645,412)	5,819,091
High Yield Portfolio	4,867,407	178,819	2,346,290	-	(105,896)	(187,731)	(170,811)	(619,002)	1,262,850	1,441,669	6,309,076
Select Large-Cap Value Portfolio	729,142	328,468	2,097,861	-	(39,307)	(44,008)	(128,057)	1,412,562	3,299,051	3,627,519	4,356,661
Seligman Global Tech Portfolio	5,089,324	2,487,342	4,373,679	-	(151,441)	(126,175)	(182,349)	906,138	4,819,852	7,307,194	12,396,518
US Government Mortgage Portfolio	2,294,024	(66,333)	2,880,337	-	(244,973)	(554,215)	(41,511)	(1,913,461)	126,177	59,844	2,353,868
Strategic Income Portfolio	257,543	(5,413)	847,153	-	(74,834)	(16,985)	(16,401)	462,140	1,201,073	1,195,660	1,453,203
Emerging Markets Portfolio	-	(27,616)	313,629	-	-	-	(57)	26,309	339,881	312,265	312,265
DWS Variable Insurance Portfolios
Equity 500 Index Portfolio	37,096,159	10,024,833	10,150,387	-	(1,745,916)	(1,970,802)	(920,495)	(3,195,823)	2,317,351	12,342,184	49,438,343
Small Cap Index Portfolio	6,400,725	794,372	2,841,069	-	(358,222)	(229,114)	(129,865)	(476,049)	1,647,819	2,442,191	8,842,916
Alternative Asset Allocation Portfolio	1,184,795	123,566	52,879	-	(42,044)	(110,916)	(27,003)	26,825	(100,259)	23,307	1,208,102
Global Small Cap Portfolio	357,984	45,083	-	-	(6,215)	(62,341)	(23,591)	(3,936)	(96,083)	(51,000)	306,984
Small Mid Cap Value Portfolio	4,977,766	1,343,177	211,552	-	(277,573)	(274,097)	(144,535)	(289,235)	(773,888)	569,289	5,547,055

The accompanying notes are an integral part of these financial statements

28

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2021

		Net Increase							Net Increase (Decrease)	Total Increase	Net Assets
	Net Assets	(Decrease) in Net					Transfers	Interfund and Net	in Net Assets from	(Decrease) in	End of
	Beginning	Assets Resulting	Net	Transfers of	Transfers of	Transfers of	of Other	Transfers (to) from	Capital Share Transactions	Net Assets	Year
	of Year (a)	from Operations (b)	Premiums (c)	Policy Loans (d)	Surrenders (e)	Death Benefits (f)	Terminations (g)	General Account (h)	(i)=(c+d+e+f+g+h)	(j)=(b+i)	(k)=(a+j)
CROCI US Portfolio	168,798	38,360	1,000	-	(9,729)	(11,830)	(4,260)	8,401	(16,418)	21,942	190,740
High Income Portfolio	-	588	169,963	-	-	-	-	(6,225)	163,738	164,326	164,326
Eaton Vance Variable Trust
Floating Rate Income Portfolio	17,199,803	398,555	3,992,639	-	(1,163,829)	(934,763)	(814,522)	1,235,287	2,314,812	2,713,367	19,913,170
Delaware Variable Insurance Portfolios
Total Return Portfolio	335,597	30,411	-	-	(16,754)	-	(11,021)	(138,414)	(166,189)	(135,778)	199,819
International Portfolio	1,128,220	58,209	1,500	-	(21,080)	(3,309)	(13,789)	98,096	61,418	119,627	1,247,847
Opportunity Portfolio	11,448,002	2,305,513	154,881	-	(640,359)	(784,748)	(487,688)	(1,115,379)	(2,873,293)	(567,780)	10,880,222
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Fund	6,253,697	1,036,961	144,227	-	(531,014)	(287,041)	(190,352)	(385,942)	(1,250,122)	(213,161)	6,040,536
Income Fund	21,672,079	3,244,975	3,583,022	-	(1,448,336)	(1,203,880)	(1,021,246)	522	(89,918)	3,155,057	24,827,136
Global Bond Fund	29,210,565	(1,872,304)	3,510,145	-	(1,283,146)	(1,742,280)	(1,145,012)	3,009,922	2,349,629	477,325	29,687,890
Foreign Fund	36,392,804	1,003,364	6,815,634	-	(1,782,647)	(2,005,199)	(1,320,073)	(424,923)	1,282,792	2,286,156	38,678,960
Developing Markets Fund	3,538,904	(192,647)	173,143	-	(205,533)	(277,825)	(110,550)	15,448	(405,317)	(597,964)	2,940,940
Mutual Global Discovery Fund	5,988,007	1,034,478	40,325	-	(579,399)	(226,927)	(109,741)	37,136	(838,606)	195,872	6,183,879
Rising Dividends Fund	21,466,410	5,653,987	5,496,404	-	(1,127,381)	(1,280,297)	(433,446)	(460,756)	2,194,524	7,848,511	29,314,921
DynaTech 2 Fund	-	(37,254)	1,029,087	-	(882)	-	(631)	295,488	1,323,062	1,285,808	1,285,808
Multi-Asset Dynamic Multi-Strategy Portfolio	405,881	44,487	1,485	-	(1,494)	(483)	(7,076)	(27,737)	(35,305)	9,182	415,063
Delaware Ivy Variable Insurance Portfolios
Asset Strategy Portfolio	3,950,871	315,281	80,821	-	(355,266)	(300,164)	(93,384)	(171,508)	(839,501)	(524,220)	3,426,651
Balanced Portfolio	7,454,825	1,051,984	329,707	-	(159,517)	(594,509)	(175,269)	(5,146)	(604,734)	447,250	7,902,075
Global Equity Income Portfolio	1,093,882	159,843	89,056	-	(95,198)	(80,256)	(11,098)	20,653	(76,843)	83,000	1,176,882
Energy Portfolio	800,671	369,869	130,666	-	(112,320)	(76,760)	(23,108)	600,257	518,735	888,604	1,689,275
Global Bond Portfolio	1,044,085	(16,701)	94,593	-	(8,631)	(295,521)	(42,391)	(248,549)	(500,499)	(517,200)	526,885
Natural Resources Portfolio	638,931	168,767	43,911	-	(29,851)	(49,580)	(21,566)	41,911	(15,175)	153,592	792,523
Growth Portfolio	4,364,019	1,244,923	587,202	-	(192,472)	(260,719)	(103,701)	(776,409)	(746,099)	498,824	4,862,843
High Income Portfolio	14,059,607	635,124	1,066,639	-	(1,028,069)	(1,024,110)	(422,115)	(1,079,752)	(2,487,407)	(1,852,283)	12,207,324
International Core Equity Portfolio	7,775,781	965,672	452,469	-	(420,622)	(334,054)	(184,216)	(163,733)	(650,156)	315,516	8,091,297
Global Growth Portfolio	912,647	141,848	36,000	-	(67,126)	-	(4,613)	(31,395)	(67,134)	74,714	987,361
Mid Cap Growth Portfolio	12,968,074	2,083,023	2,759,966	-	(187,541)	(674,916)	(263,758)	(1,568,939)	64,812	2,147,835	15,115,909
Science and Technology Portfolio	16,169,446	2,290,125	1,789,735	-	(778,808)	(182,716)	(459,837)	(348,212)	20,162	2,310,287	18,479,733
Small Cap Growth Portfolio	6,879,809	220,044	203,727	-	(276,682)	(251,116)	(147,696)	(397,693)	(869,460)	(649,416)	6,230,393
SMID Cap Core Portfolio	12,291,898	2,279,972	1,604,025	-	(506,558)	(968,316)	(352,949)	(1,621,111)	(1,844,909)	435,063	12,726,961
Lazard Retirement Series, Inc.
International Equity Portfolio	1,161,559	54,759	109,233	-	(138,283)	(63,964)	(32,064)	(57,739)	(182,817)	(128,058)	1,033,501
Global Dynamic Multi Asset Portfolio	1,333,979	132,204	525,350	-	(23,826)	(132,549)	(42,110)	(326,392)	473	132,677	1,466,656
Legg Mason Partners Variable Equity Trust
Western Asset Variable Global High Yield Bond Portfolio	1,448,658	(8,976)	889,484	-	(76,796)	(1,183)	(102,528)	24,166	733,143	724,167	2,172,825
ClearBridge Variable Mid Cap Portfolio	10,335,598	2,887,232	3,107,340	-	(461,466)	(388,355)	(342,604)	250,662	2,165,577	5,052,809	15,388,407
ClearBridge Variable Dividend Strategy Portfolio	30,049,701	8,518,543	4,031,531	-	(561,798)	(759,547)	(2,215,150)	5,440,236	5,935,272	14,453,815	44,503,516
ClearBridge Variable Small Cap Growth Portfolio	5,195,487	583,455	2,052,270	-	(357,017)	(61,337)	(142,914)	(337,317)	1,153,685	1,737,140	6,932,627
ClearBridge Variable Aggressive Growth Portfolio	988,742	72,612	32,500	-	(62,010)	(12,559)	(28,454)	14,607	(55,916)	16,696	1,005,438
Western Asset Variable Core Bond Plus Portfolio	73,589,537	(2,674,002)	19,793,892	-	(2,824,527)	(3,287,264)	(3,049,467)	6,075,694	16,708,328	14,034,326	87,623,863
ClearBridge Variable Large Cap Growth Portfolio	19,100,602	4,232,831	7,309,481	-	(502,466)	(719,001)	(780,219)	(966,577)	4,341,218	8,574,049	27,674,651
Pioneer Variable Contracts Trust
Fund Portfolio	821,287	178,073	89,967	-	(11,528)	(230,167)	(2,747)	197,652	43,177	221,250	1,042,537
Bond Portfolio	49,841,041	(544,094)	10,157,429	-	(2,289,561)	(3,059,219)	(1,949,512)	4,158,161	7,017,298	6,473,204	56,314,245
Strategic Income Portfolio	13,675,201	64,203	1,365,206	-	(462,348)	(553,413)	(522,410)	1,143,672	970,707	1,034,910	14,710,111
Equity Income Portfolio	12,659,788	2,870,549	1,658,519	-	(919,910)	(710,752)	(403,146)	(407,757)	(783,046)	2,087,503	14,747,291
High Yield Portfolio	1,033,879	40,279	5,708	-	(53,345)	(41,127)	(52,546)	53,016	(88,294)	(48,015)	985,864

The accompanying notes are an integral part of these financial statements

29

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2021

		Net Increase							Net Increase (Decrease)	Total Increase	Net Assets
	Net Assets	(Decrease) in Net					Transfers	Interfund and Net	in Net Assets from	(Decrease) in	End of
	Beginning	Assets Resulting	Net	Transfers of	Transfers of	Transfers of	of Other	Transfers (to) from	Capital Share Transactions	Net Assets	Year
	of Year (a)	from Operations (b)	Premiums (c)	Policy Loans (d)	Surrenders (e)	Death Benefits (f)	Terminations (g)	General Account (h)	(i)=(c+d+e+f+g+h)	(j)=(b+i)	(k)=(a+j)
Prudential Series Funds
PGIM Jennison Focused Blend Portfolio	485,480	71,250	6	-	-	-	(6,007)	(3,319)	(9,320)	61,930	547,410
Natural Resources Portfolio	564,254	116,464	2,912	-	(108,316)	(10,982)	(7,769)	(27,413)	(151,568)	(35,104)	529,150
Mid-Cap Growth Portfolio	270,641	21,280	-	-	(60,680)	-	(11,514)	(8,202)	(80,396)	(59,116)	211,525
Royce Capital Fund
Micro-Cap Portfolio	387,137	96,649	30,163	-	(92,745)	-	(174)	(57,577)	(120,333)	(23,684)	363,453
Small Cap Portfolio	7,891,351	1,983,958	649,118	-	(570,594)	(578,239)	(333,473)	(624,746)	(1,457,934)	526,024	8,417,375
Alps Fund
Alerian Energy Infrastructure Portfolio	1,604,648	520,081	406,728	-	(118,857)	(255,415)	(33,404)	146,640	145,692	665,773	2,270,421
Red Rocks Global Opportunity Portfolio	1,697,631	389,962	196,828	-	(85,535)	(32,580)	(54,760)	76,445	100,398	490,360	2,187,991
American Funds IS
Asset Allocation Fund	88,570,731	12,795,410	25,985,240	-	(3,277,115)	(3,966,603)	(2,069,389)	1,115,029	17,787,162	30,582,572	119,153,303
Washington Mutual Investors Fund	36,024,945	9,649,241	10,162,788	-	(1,131,886)	(1,915,948)	(997,613)	(2,138,760)	3,978,581	13,627,822	49,652,767
Ultra-Short Bond Fund	22,701,543	(403,847)	9,591,980	-	(2,400,561)	(1,939,001)	(1,177,247)	(6,570,244)	(2,495,073)	(2,898,920)	19,802,623
Capital Income Builder Fund	16,723,670	2,281,726	3,283,846	-	(353,946)	(2,506,637)	(289,744)	646,804	780,323	3,062,049	19,785,719
Global Growth Fund	18,882,735	3,137,959	9,407,621	-	(486,935)	(741,221)	(508,959)	701,588	8,372,094	11,510,053	30,392,788
Capital World Growth and Income Fund	14,909,631	2,141,344	3,006,006	-	(294,140)	(749,957)	(436,661)	1,273,784	2,799,032	4,940,376	19,850,007
Global Small Capitalization Fund	5,852,838	251,047	2,790,589	-	(105,260)	(202,066)	(124,796)	(447,559)	1,910,908	2,161,955	8,014,793
Growth Fund	44,819,781	9,579,591	16,177,409	-	(1,604,073)	(2,682,705)	(1,252,117)	(52,406)	10,586,108	20,165,699	64,985,480
Growth-Income Fund	41,994,585	10,178,399	23,222,520	-	(1,391,793)	(3,838,179)	(1,099,018)	(3,520,887)	13,372,643	23,551,042	65,545,627
International Fund	8,717,502	(398,005)	4,226,318	-	(554,030)	(523,791)	(291,411)	232,541	3,089,627	2,691,622	11,409,124
International Growth and Income Fund	7,449,803	276,128	2,537,355	-	(238,913)	(687,674)	(200,631)	98,608	1,508,745	1,784,873	9,234,676
New World Fund	36,511,158	1,147,817	8,021,476	-	(1,267,827)	(1,934,593)	(1,083,293)	(801,498)	2,934,265	4,082,082	40,593,240
U.S. Government Securities Fund	34,858,071	(726,669)	11,863,707	-	(3,032,845)	(1,126,852)	(1,749,878)	(7,719,209)	(1,765,077)	(2,491,746)	32,366,325
Invesco Oppenheimer
International Growth Fund	15,661,018	1,449,344	7,927,620	-	(333,864)	(481,883)	(488,181)	(85,417)	6,538,275	7,987,619	23,648,637
T. Rowe Price
Blue Chip Growth Portfolio	55,679,399	9,260,475	14,889,878	-	(1,944,356)	(2,966,382)	(1,426,136)	(674,195)	7,878,809	17,139,284	72,818,683
Health Sciences Portfolio	23,872,615	3,017,188	6,949,689	-	(736,540)	(887,041)	(768,549)	470,989	5,028,548	8,045,736	31,918,351
John Hancock Variable Insurance Trust
Financial Industries Portfolio	778,002	305,277	576,855	-	(67,428)	(1,684)	(28,072)	1,630,157	2,109,828	2,415,105	3,193,107
Fundamental All Cap Core Portfolio	96,473	155,262	8,445	-	(20,764)	-	(1,510)	288,255	274,426	429,688	526,161
Select Bond Portfolio	317,121	(8,553)	181,300	-	(12,323)	(45,059)	(35,087)	11,527	100,358	91,805	408,926
Strategic Income Opportunities Portfolio	446,640	(4,125)	361,798	-	(731)	(3,577)	(37,919)	94,077	413,648	409,523	856,163
Federated Hermes
High Income Bond Portfolio	422,194	7,306	927,654	-	-	(25,239)	(51,588)	(111,004)	739,823	747,129	1,169,323
Kaufmann Portfolio	4,080,488	35,268	3,023,666	-	(66,658)	(235,864)	(135,623)	(861,504)	1,724,017	1,759,285	5,839,773
Managed Volatility Portfolio	68,794	30,027	303,649	-	(18,230)	-	(287)	79,446	364,578	394,605	463,399
Principal Variable Contracts
Blue Chip Fund	-	1,196	20,722	-	-	-	-	60,960	81,682	82,878	82,878
Equity Income Fund	-	5,048	129,628	-	-	-	(995)	1,495	130,128	135,176	135,176
Diversified Balance Fund	-	1,684	300,594	-	-	-	-	13,076	313,670	315,354	315,354
Diversified Growth Fund	-	9,272	256,887	-	-	-	-	(379)	256,508	265,780	265,780
Diversified Income Fund	-	11,365	36,500	-	-	-	-	732,386	768,886	780,251	780,251

The accompanying notes are an integral part of these financial statements

30

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2020

		Net Increase							Net Increase (Decrease)	Total Increase	Net Assets
	Net Assets	(Decrease) in Net					Transfers	Interfund and Net	in Net Assets from	(Decrease) in	End of
	Beginning	Assets Resulting	Net	Transfers of	Transfers of	Transfers of	of Other	Transfers (to) from	Capital Share Transactions	Net Assets	Year
	of Year (a)	from Operations (b)	Premiums (c)	Policy Loans (d)	Surrenders (e)	Death Benefits (f)	Terminations (g)	General Account (h)	(i)=(c+d+e+f+g+h)	(j)=(b+i)	(k)=(a+j)
Fidelity Variable Insurance Products
Government Money Market Portfolio	$6,389,717	$(77,433)	$175,399	$(622)	$(1,522,750)	$(264,422)	$(268,219)	$5,355,757	$3,475,143	$3,397,710	$9,787,427
High Income Portfolio	12,059,687	43,766	275,909	599	(450,472)	(280,799)	(124,773)	(4,936,868)	(5,516,404)	(5,472,638)	6,587,049
Equity-Income Portfolio	7,166,866	250,989	28,835	(806)	(370,104)	(127,594)	(203,773)	(59,305)	(732,747)	(481,758)	6,685,108
Growth Portfolio	7,729,119	2,687,062	16,762	(142)	(538,329)	(32,253)	(152,941)	(573,802)	(1,280,705)	1,406,357	9,135,476
Overseas Portfolio	6,565,374	810,361	42,729	411	(410,318)	(134,640)	(130,855)	186,571	(446,102)	364,259	6,929,633
Mid Cap Portfolio	15,243,046	2,233,770	818,491	8,275	(457,038)	(521,297)	(288,714)	(937,844)	(1,378,127)	855,643	16,098,689
Asset Manager Portfolio	1,184,709	114,628	2,710	(57)	(150,720)	(2,297)	(29,277)	(3,394)	(183,035)	(68,407)	1,116,302
Investment Grade Bond Portfolio	3,418,470	258,610	14,530	324	(484,459)	(24,881)	(77,819)	326,642	(245,663)	12,947	3,431,417
Index 500 Portfolio	21,551,004	3,483,176	1,712,444	2,086	(1,039,074)	(229,398)	(617,551)	(1,196,669)	(1,368,162)	2,115,014	23,666,018
Contrafund Portfolio	33,859,564	8,966,980	2,176,656	9,071	(1,591,673)	(1,070,928)	(542,036)	(1,985,206)	(3,004,116)	5,962,864	39,822,428
Asset Manager: Growth Portfolio	798,018	120,790	25,663	(493)	(58,209)	(1,888)	(12,454)	15,994	(31,387)	89,403	887,421
Balanced Portfolio	2,994,631	543,027	21,485	(97)	(297,037)	(7,860)	(48,896)	529,709	197,304	740,331	3,734,962
Growth & Income Portfolio	1,666,471	286,975	11,807	(244)	(127,903)	(6,077)	(41,539)	(270,008)	(433,964)	(146,989)	1,519,482
Growth Opportunities Portfolio	4,894,768	6,009,915	7,473,783	-	(824,189)	(900,927)	(318,148)	3,183,570	8,614,089	14,624,004	19,518,772
Value Strategies Portfolio	4,212,064	(21,289)	17,614	(570)	(167,199)	(148,236)	(107,292)	(323,310)	(728,993)	(750,282)	3,461,782
Strategic Income Portfolio	11,890,430	687,159	1,457,317	-	(334,320)	(399,830)	(389,432)	574,507	908,242	1,595,401	13,485,831
Emerging Markets Portfolio	4,085,653	1,090,834	336,377	-	(62,317)	(63,409)	(97,735)	138,227	251,143	1,341,977	5,427,630
Real Estate Portfolio	19,207,943	(1,441,665)	2,366,820	-	(353,469)	(823,936)	(447,880)	(63,078)	678,457	(763,208)	18,444,735
Funds Manager 50% Portfolio	5,531,550	1,867,000	2,128,804	-	(62,573)	(142,918)	(98,999)	1,291,530	3,115,844	4,982,844	10,514,394
Funds Manager 70% Portfolio	3,215,544	504,641	412,814	-	(2,926)	(61,029)	(41,140)	(39,213)	268,506	773,147	3,988,691
Funds Manager 85% Portfolio	957,280	140,669	94,614	-	-	(110,784)	(24,223)	(32,509)	(72,902)	67,767	1,025,047
Government Money Market Portfolio Service Class 2	3,782,351	(43,512)	411,452	-	(75,907)	(323,281)	(83,026)	689,200	618,438	574,926	4,357,277
International Capital Appreciation Portfolio	-	49,654	286,257	-	-	-	(11,588)	321,951	596,620	646,274	646,274
American Century Variable Portfolios, Inc.
Balanced Fund	1,630,677	210,218	629,880	(24)	(193,628)	(148,298)	(23,333)	534,506	799,103	1,009,321	2,639,998
Capital Appreciation Fund	2,336,783	756,966	11,519	(1,242)	(195,363)	(9,560)	(27,294)	(491,209)	(713,149)	43,817	2,380,600
International Fund	3,652,645	690,983	13,236	3,237	(227,109)	(91,932)	(107,018)	(79,758)	(489,344)	201,639	3,854,284
Value Fund	63,837,412	239,338	6,752,407	2,601	(1,448,734)	(2,802,548)	(1,386,133)	534,456	1,652,049	1,891,387	65,728,799
Disciplined Core Value Fund	1,786,997	239,102	662,098	(71)	(63,208)	(31,465)	(74,432)	310,618	803,540	1,042,642	2,829,639
Inflation Protection Fund	5,470,382	415,585	970,342	(67)	(375,289)	(99,417)	(150,196)	(173,722)	171,651	587,236	6,057,618
Large Company Value Fund	581,962	(8,282)	3,588	-	(41,141)	-	(19,696)	(106,126)	(163,375)	(171,657)	410,305
Mid Cap Value Fund	28,990,438	78,265	4,025,312	-	(619,906)	(833,007)	(754,946)	(264,257)	1,553,196	1,631,461	30,621,899
Ultra Fund	4,847,138	2,016,833	578,061	-	(157,393)	(1,011,866)	(185,253)	593,021	(183,430)	1,833,403	6,680,541
MFS Variable Insurance Trust
Research Series	524,343	59,227	235	-	(18,847)	(7,744)	(18,345)	(89,196)	(133,897)	(74,670)	449,673
Growth Series	2,277,555	498,460	7,441	382	(141,583)	(15,904)	(25,784)	(678,060)	(853,508)	(355,048)	1,922,507
Investors Trust Series	312,969	29,763	204	642	(7,021)	-	(6,898)	613	(12,460)	17,303	330,272
New Discovery Series	5,768,564	2,960,755	1,186,133	296	(211,488)	(250,916)	(129,998)	(512,170)	81,857	3,042,612	8,811,176
Corporate Bond Portfolio	3,996,954	426,505	1,453,828	-	(109,295)	(168,060)	(109,865)	1,063,143	2,129,751	2,556,256	6,553,210
Emerging Markets Equity Portfolio	3,967,495	354,539	410,949	-	(74,189)	(114,398)	(66,675)	(151,691)	3,996	358,535	4,326,030
Technology Portfolio	4,536,402	2,356,487	1,666,617	-	(127,087)	(262,447)	(113,887)	1,269,620	2,432,816	4,789,303	9,325,705
Global Tactical Allocation Portfolio	1,362,722	61,753	38,918	-	(53,326)	(1,088)	(44,137)	60,320	687	62,440	1,425,162
International Intrinsic Value Portfolio	14,878,599	2,869,207	1,178,211	-	(476,357)	(949,021)	(337,651)	(127,295)	(712,113)	2,157,094	17,035,693
Utilities Series Portfolio	11,022,016	484,361	1,345,640	-	(603,901)	(319,917)	(254,153)	(700,030)	(532,361)	(48,000)	10,974,016
Blended Research Core Equity Portfolio	1,822,295	203,429	187,108	-	(205,787)	(31,585)	(13,232)	(188,353)	(251,849)	(48,420)	1,773,875
Global Real Estate Portfolio	337,178	(25,494)	105,197	-	(4,041)	(3,301)	(3,362)	(182,380)	(87,887)	(113,381)	223,797

The accompanying notes are an integral part of these financial statements

31

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2020

		Net Increase							Net Increase (Decrease)	Total Increase	Net Assets
	Net Assets	(Decrease) in Net					Transfers	Interfund and Net	in Net Assets from	(Decrease) in	End of
	Beginning	Assets Resulting	Net	Transfers of	Transfers of	Transfers of	of Other	Transfers (to) from	Capital Share Transactions	Net Assets	Year
	of Year (a)	from Operations (b)	Premiums (c)	Policy Loans (d)	Surrenders (e)	Death Benefits (f)	Terminations (g)	General Account (h)	(i)=(c+d+e+f+g+h)	(j)=(b+i)	(k)=(a+j)
Lord Abbett Series Fund, Inc.
Growth & Income Portfolio	1,652,412	14,297	6,590	-	(18,087)	(7,281)	(38,954)	(7,883)	(65,615)	(51,318)	1,601,094
Mid-Cap Stock Portfolio	2,067,659	(31,794)	5,351	1,119	(165,325)	(53,568)	(34,477)	(28,814)	(275,714)	(307,508)	1,760,151
Bond-Debenture Portfolio	23,012,603	1,146,695	3,228,506	-	(705,369)	(1,168,752)	(598,723)	(1,065,727)	(310,065)	836,630	23,849,233
Fundamental Equity Portfolio	1,757,521	(14,183)	46,280	-	(28,212)	(33,191)	(30,342)	13,257	(32,208)	(46,391)	1,711,130
Developing Growth Portfolio	2,951,762	2,268,544	786,257	-	(91,531)	(200,648)	(64,933)	447,500	876,645	3,145,189	6,096,951
Short Duration Income Portfolio	19,527,957	322,099	3,753,074	-	(1,423,564)	(1,150,850)	(730,378)	(1,083,169)	(634,887)	(312,788)	19,215,169
Alger Fund
LargeCap Growth Portfolio	5,626,299	3,274,357	34,544	(2,118)	(523,859)	(121,357)	(183,878)	(561,553)	(1,358,221)	1,916,136	7,542,435
MidCap Growth Portfolio	4,401,275	2,419,219	38,949	776	(349,592)	(64,642)	(118,927)	(368,855)	(862,291)	1,556,928	5,958,203
Capital Appreciation Portfolio	3,519,221	1,366,292	17,596	-	(319,034)	(18,166)	(186,230)	202,236	(303,598)	1,062,694	4,581,915
SmallCap Growth Portfolio	725,070	435,648	726	428	(54,934)	(3,785)	(8,656)	(57,689)	(123,910)	311,738	1,036,808
Capital Appreciation Portfolio Class S	42,742,263	14,908,653	3,832,496	-	(1,501,169)	(1,966,663)	(1,312,465)	(6,423,733)	(7,371,534)	7,537,119	50,279,382
Calvert Variable Series, Inc.
Mid Cap Growth Portfolio	2,765,780	348,823	694,160	296	(102,919)	(191,982)	(66,741)	172,295	505,109	853,932	3,619,712
S&P 500 Index Portfolio	1,444,394	204,591	3,542	-	(200,098)	(4,271)	(39,259)	536,225	296,139	500,730	1,945,124
SRI Balanced Portfolio	969,305	265,468	702,984	-	(51,704)	(63,055)	(91,474)	959,405	1,456,156	1,721,624	2,690,929
Invesco Variable Insurance Funds
Technology Fund	1,198,233	526,797	10,845	404	(17,474)	-	(27,189)	136,664	103,250	630,047	1,828,280
Managed Volatility Fund	886,021	(50,506)	1,058	(1,118)	(155,821)	(7,871)	(12,076)	(11,215)	(187,043)	(237,549)	648,472
Diversified Dividend Fund	804,640	(15,246)	5,689	(2,021)	(7,347)	-	(9,084)	(31,528)	(44,291)	(59,537)	745,103
Health Care Fund	1,694,997	166,008	8,500	(32)	(76,480)	-	(58,546)	(198,921)	(325,479)	(159,471)	1,535,526
Global Real Estate Fund	271,311	(39,661)	213	-	-	(11,317)	(9,563)	(94,317)	(114,984)	(154,645)	116,666
International Growth Fund	313,835	12,146	-	-	(1,486)	-	(11,137)	(39,092)	(51,715)	(39,569)	274,266
Main Street Mid Cap Fund	295,438	16,808	537	-	(5,355)	(3,105)	(10,101)	(2,824)	(20,848)	(4,040)	291,398
Core Bond Fund	2,497,124	209,618	478,807	-	(5,847)	(111,544)	(125,695)	994,040	1,229,761	1,439,379	3,936,503
Discovery Mid Cap Growth Fund	2,537,512	1,092,615	760,531	-	(29,317)	(51,390)	(43,214)	(305,010)	331,600	1,424,215	3,961,727
Global Fund	5,016,048	1,182,976	459,984	-	(77,687)	(413,050)	(101,480)	(250,765)	(382,998)	799,978	5,816,026
Main Street Fund	9,695,219	794,199	703,665	-	(171,084)	(132,896)	(173,858)	(1,410,214)	(1,184,387)	(390,188)	9,305,031
Main Street Small Cap Fund	4,988,917	730,450	512,430	-	(133,062)	(390,304)	(84,672)	(324,414)	(420,022)	310,428	5,299,345
Growth and Income Portfolio	591,115	(15,841)	63	-	(40,688)	(1,385)	(16,772)	(11,280)	(70,062)	(85,903)	505,212
Value Opportunities Fund	25,814	527	-	-	-	-	(510)	(6)	(516)	11	25,825
American Value Fund	157,644	(10,279)	-	-	(12,476)	-	(11,355)	(3,285)	(27,116)	(37,395)	120,249
J.P. Morgan Series Trust II
Core Bond Portfolio	2,079,002	125,093	7,522	1,177	(289,622)	(38,378)	(57,542)	36,453	(340,390)	(215,297)	1,863,705
Small Cap Core Portfolio	2,187,263	290,724	16,817	(352)	(186,335)	(15,531)	(41,091)	177,930	(48,562)	242,162	2,429,425
Rydex Variable Trust
Nova Fund	847,228	22,024	1,174	296	(3,013)	-	(3,261)	(304,550)	(309,354)	(287,330)	559,898
NASDAQ-100 Fund	1,340,877	632,920	7,518	(2,850)	(23,629)	(29,874)	(25,659)	375,225	300,731	933,651	2,274,528
U.S. Government Money Market Fund	124,031	(1,285)	-	-	(26,727)	-	(9,706)	(10)	(36,443)	(37,728)	86,303
Inverse S&P 500 Strategy Fund	41,658	(29,644)	914	-	(5,301)	(136)	(620)	38,793	33,650	4,006	45,664
Inverse NASDAQ-100 Strategy Fund	35,787	(7,269)	124	-	(6)	(97)	(46)	(11,483)	(11,508)	(18,777)	17,010
Inverse Government Long Bond Strategy Fund	11,198	(2,443)	-	-	(1,655)	-	(437)	2,917	825	(1,618)	9,580
Government Long Bond 1.2x Strategy	124,669	(211,845)	10,065	-	-	-	(20,240)	408,137	397,962	186,117	310,786
NASDAQ-100 2x Strategy Fund	-	-	-	-	-	-	-	-	-	-	-
Inverse Dow 2x Strategy Fund	-	-	-	-	-	-	-	-	-	-	-
Rydex Variable Insurance Funds
Biotechnology Fund	6,058,557	1,208,005	82,452	-	(163,493)	(271,002)	(90,667)	69,440	(373,270)	834,735	6,893,292
S&P 500 Pure Growth Fund	4,290,516	840,728	210,784	-	(406,125)	(733,123)	(125,157)	(73,284)	(1,126,905)	(286,177)	4,004,339
S&P MidCap 400 Pure Growth Fund	1,585,408	376,826	7,100	-	(23,082)	(2,215)	(22,920)	(222,179)	(263,296)	113,530	1,698,938

The accompanying notes are an integral part of these financial statements

32

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2020

		Net Increase							Net Increase (Decrease)	Total Increase	Net Assets
	Net Assets	(Decrease) in Net					Transfers	Interfund and Net	in Net Assets from	(Decrease) in	End of
	Beginning	Assets Resulting	Net	Transfers of	Transfers of	Transfers of	of Other	Transfers (to) from	Capital Share Transactions	Net Assets	Year
	of Year (a)	from Operations (b)	Premiums (c)	Policy Loans (d)	Surrenders (e)	Death Benefits (f)	Terminations (g)	General Account (h)	(i)=(c+d+e+f+g+h)	(j)=(b+i)	(k)=(a+j)
Guggenheim Variable Insurance Funds
Long Short Equity Fund	825,276	47,512	92,878	428	(27,019)	-	(16,088)	97,728	147,927	195,439	1,020,715
Multi-Hedge Strategies Fund	2,005,173	112,332	17,417	-	(93,639)	(124,507)	(50,467)	62,570	(188,626)	(76,294)	1,928,879
Global Managed Futures Strategy Fund	367,226	5,708	3,820	-	(15,694)	(14,549)	(3,824)	(46,013)	(76,260)	(70,552)	296,674
Small Cap Value Fund	2,747,725	(29,656)	380,559	-	(45,090)	(53,243)	(66,840)	62,460	277,846	248,190	2,995,915
ProFunds VP
Profund Access VP High Yield Fund	145,287	(1,352)	-	-	(95,343)	-	(3,346)	(3,450)	(102,139)	(103,491)	41,796
Asia 30	69,847	18,860	-	-	(6,144)	-	(2,562)	8	(8,698)	10,162	80,009
Banks	52,386	(11,987)	378	-	(13,781)	-	(1,180)	1,762	(12,821)	(24,808)	27,578
Basic Materials	24,969	529	-	-	-	-	(1,378)	1,347	(31)	498	25,467
Bear	54,539	(10,718)	131	-	-	-	(996)	(13,271)	(14,136)	(24,854)	29,685
Biotechnology	319,069	26,620	864	-	(9,024)	(34,062)	(14,845)	(24,264)	(81,331)	(54,711)	264,358
Bull	1,324,552	(112,927)	1,031	-	(21,690)	-	(30,931)	(825,333)	(876,923)	(989,850)	334,702
Consumer Goods	144,514	42,723	427	-	(3,228)	-	(1,747)	54,498	49,950	92,673	237,187
Consumer Services	115,044	29,615	-	-	(4,487)	(9,495)	(5,693)	51,955	32,280	61,895	176,939
Dow 30	140,000	33,575	-	-	-	-	(23,278)	79,222	55,944	89,519	229,519
Emerging Markets	60,942	(19,461)	161	-	(143,722)	-	(5,576)	166,398	17,261	(2,200)	58,742
Europe 30	65,288	(8,458)	-	-	(18,026)	-	(2,825)	(101)	(20,952)	(29,410)	35,878
Falling U.S. Dollar	28,678	606	-	-	-	-	(2,525)	(3)	(2,528)	(1,922)	26,756
Financials	73,035	(11,102)	-	-	-	-	(2,140)	(34,913)	(37,053)	(48,155)	24,880
Health Care	310,528	27,281	323	-	(40,685)	(17,300)	(11,204)	17,005	(51,861)	(24,580)	285,948
Industrials	187,693	1,023	61	-	(6,820)	(1,824)	(3,251)	(13,340)	(25,174)	(24,151)	163,542
International	45,390	(33,635)	-	-	-	-	(3,134)	33,959	30,825	(2,810)	42,580
Internet	268,072	130,310	7,733	-	(17,366)	(14,925)	(4,492)	(5,742)	(34,792)	95,518	363,590
Japan	38,851	6,264	-	-	-	-	(660)	877	217	6,481	45,332
Large-Cap Growth	868,675	234,429	84	-	(141,529)	(19,856)	(40,799)	190,995	(11,105)	223,324	1,091,999
Large-Cap Value	570,190	(44,383)	400	-	(135,585)	-	(15,845)	3,082	(147,948)	(192,331)	377,859
Mid-Cap	2,977,627	(524,869)	859	-	(35,101)	-	(40,397)	(2,244,789)	(2,319,428)	(2,844,297)	133,330
Mid-Cap Growth	297,810	43,536	-	-	(15,083)	-	(10,980)	38,977	12,914	56,450	354,260
Mid-Cap Value	99,634	(2,963)	-	-	(2,913)	-	(3,789)	(3,737)	(10,439)	(13,402)	86,232
Government Money Market	2,912,327	(75,137)	1,688	-	(335,150)	(3,306)	(335,670)	1,858,144	1,185,706	1,110,569	4,022,896
Oil & Gas	283,197	(122,625)	-	-	(1,834)	(546)	(9,340)	(14,307)	(26,027)	(148,652)	134,545
NASDAQ-100	685,380	149,161	1,148	-	-	-	(41,659)	(178,852)	(219,363)	(70,202)	615,178
Pharmaceuticals	83,608	5,050	841	-	(26,620)	-	(349)	1,403	(24,725)	(19,675)	63,933
Precious Metals	725,931	133,342	17	-	(305,796)	(9,651)	(56,273)	(41,544)	(413,247)	(279,905)	446,026
Real Estate	250,321	(2,364)	-	-	(21,091)	(7,281)	(5,280)	(122,423)	(156,075)	(158,439)	91,882
Rising Rates Opportunity	36,098	(9,713)	-	-	(4,603)	-	(2,619)	(5)	(7,227)	(16,940)	19,158
Semiconductor	112,770	40,082	-	-	(19,764)	-	(4,488)	16,103	(8,149)	31,933	144,703
Short Dow 30	2,821	(65,329)	-	-	-	(354)	(12,542)	85,048	72,152	6,823	9,644
Short Emerging Markets	-	-	-	-	-	-	-	-	-	-	-
Short International	7,613	(1,439)	-	-	-	-	(41)	-	(41)	(1,480)	6,133
Short Mid-Cap	3,007	(770)	2	-	-	(355)	-	-	(353)	(1,123)	1,884
Short NASDAQ-100	243	(1,774)	-	-	-	(165)	-	5,101	4,936	3,162	3,405
Short Small-Cap	5,715	(37,158)	-	-	-	(328)	(4,503)	39,792	34,961	(2,197)	3,518
Small-Cap	284,232	21,206	983	-	-	-	(12,763)	(105,426)	(117,206)	(96,000)	188,232
Small-Cap Growth	221,210	(7,154)	7	-	(11,167)	-	(5,948)	40,442	23,334	16,180	237,390
Small-Cap Value	97,219	5,420	-	-	-	-	(6,374)	109,601	103,227	108,647	205,866
Technology	321,408	179,864	-	-	(4,921)	(3,250)	(41,554)	52,472	2,747	182,611	504,019
Telecommunications	5,006	286	384	-	-	-	(1,204)	1,428	608	894	5,900
U.S. Government Plus	147,073	8,049	-	-	(6,426)	(2,628)	(42,862)	293,212	241,296	249,345	396,418
UltraBull	593,749	161,428	13,373	-	(13,987)	(3,638)	(26,561)	264,302	233,489	394,917	988,666
UltraMid-Cap	412,736	144,915	12,945	-	(36,884)	(19,539)	(17,525)	151,743	90,740	235,655	648,391

The accompanying notes are an integral part of these financial statements

33

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2020

		Net Increase							Net Increase (Decrease)	Total Increase	Net Assets
	Net Assets	(Decrease) in Net					Transfers	Interfund and Net	in Net Assets from	(Decrease) in	End of
	Beginning	Assets Resulting	Net	Transfers of	Transfers of	Transfers of	of Other	Transfers (to) from	Capital Share Transactions	Net Assets	Year
	of Year (a)	from Operations (b)	Premiums (c)	Policy Loans (d)	Surrenders (e)	Death Benefits (f)	Terminations (g)	General Account (h)	(i)=(c+d+e+f+g+h)	(j)=(b+i)	(k)=(a+j)
UltraNASDAQ-100	466,110	430,018	12,876	-	(10,567)	(128,824)	(30,464)	143,109	(13,870)	416,148	882,258
UltraShort Dow 30	1,890	(947)	-	-	-	-	-	(2)	(2)	(949)	941
UltraShort NASDAQ-100	2,212	(1,622)	-	-	-	-	-	-	-	(1,622)	590
UltraSmall-Cap	139,999	190,015	14,029	-	(7,045)	(4,538)	(15,947)	93,261	79,760	269,775	409,774
Utilities	87,157	(13,939)	823	-	-	-	(12,858)	54,106	42,071	28,132	115,289
VanEck Worldwide Insurance Trust
Global Resources Fund	5,651,543	1,001,126	141,336	(661)	(249,164)	(130,568)	(96,176)	345,902	10,669	1,011,795	6,663,338
Emerging Markets Fund	1,622,587	192,877	12,507	(2,377)	(128,162)	(11,775)	(100,541)	(48,178)	(278,526)	(85,649)	1,536,938
Emerging Markets Bond Fund	461,861	65,449	3,683	-	(32,880)	-	(9,379)	66,080	27,504	92,953	554,814
Janus Henderson Series
Global Technology and Innovation Portfolio	5,605,246	3,327,272	2,129,217	-	(634,289)	(363,476)	(218,440)	1,231,720	2,144,732	5,472,004	11,077,250
Overseas Portfolio	488,302	97,561	174,825	-	(31,416)	(23,604)	(6,835)	(42,534)	70,436	167,997	656,299
Research Portfolio	536,101	108,331	57,890	-	(58,619)	(73,720)	(7,953)	(566)	(82,968)	25,363	561,464
Enterprise Services Portfolio	24,865,839	4,710,609	3,888,477	-	(652,959)	(831,291)	(694,857)	(363,731)	1,345,639	6,056,248	30,922,087
Global Research Portfolio	969,267	152,022	149,839	-	(11,951)	(2,587)	(5,687)	(161,627)	(32,013)	120,009	1,089,276
Mid Cap Value Portfolio	3,477,494	(90,048)	557,810	-	(89,278)	(111,863)	(110,921)	(64,473)	181,275	91,227	3,568,721
Balanced Portfolio	41,323,181	5,448,736	10,188,433	-	(814,237)	(980,112)	(1,735,491)	1,732,353	8,390,946	13,839,682	55,162,863
Flexible Bond Portfolio	6,994,524	752,984	1,061,252	-	(31,043)	(135,964)	(185,956)	1,193,714	1,902,003	2,654,987	9,649,511
PIMCO Variable Insurance Trust
Total Return Portfolio	50,056,375	3,066,331	3,137,847	4,281	(3,258,962)	(1,711,941)	(1,862,184)	(2,877,390)	(6,568,349)	(3,502,018)	46,554,357
Low Duration Portfolio	25,289,738	426,455	5,092,837	-	(1,780,966)	(2,176,299)	(1,055,837)	2,916,623	2,996,358	3,422,813	28,712,551
High Yield Portfolio	11,878,657	269,012	1,735,982	(156)	(420,877)	(455,599)	(303,023)	(2,522,092)	(1,965,765)	(1,696,753)	10,181,904
Real Return Portfolio	21,521,058	2,132,877	1,931,292	-	(693,395)	(1,188,993)	(809,756)	1,119,385	358,533	2,491,410	24,012,468
All Asset Portfolio	4,350,224	181,977	167,586	-	(103,309)	(492,692)	(69,046)	(95,762)	(593,223)	(411,246)	3,938,978
Global Managed Asset Allocation Portfolio	569,726	111,775	286,832	-	(51,633)	-	(22,544)	(1,088)	211,567	323,342	893,068
Short-Term Portfolio	44,795,827	991,327	12,226,037	-	(3,007,438)	(2,898,617)	(2,538,506)	8,201,600	11,983,076	12,974,403	57,770,230
Emerging Markets Bond Portfolio	1,987,562	115,301	214,563	-	(60,612)	(19,533)	(34,844)	973	100,547	215,848	2,203,410
Global Bond Opportunities Portfolio	351,738	8,388	474	-	-	(122,571)	(559)	(51,810)	(174,466)	(166,078)	185,660
Commodity Real Return Strategy Portfolio	5,244,209	(24,071)	217,607	-	(150,245)	(270,718)	(158,631)	74,077	(287,910)	(311,981)	4,932,228
International Bond (USD-Hedged) Portfolio	2,017,025	87,861	382,666	-	(53,150)	(81,837)	(59,621)	62,515	250,573	338,434	2,355,459
Dynamic Bond Adv Portfolio	2,574,903	62,852	274,686	-	(57,503)	(103,440)	(67,144)	(350,642)	(304,043)	(241,191)	2,333,712
Income Advisor Portfolio	34,058,314	401,550	4,435,049	-	(729,768)	(294,001)	(2,060,588)	(7,060,169)	(5,709,477)	(5,307,927)	28,750,387
Goldman Sachs Variable Insurance Trust
Small Cap Equity Insights Fund	1,622,180	8,283	8,022	(1,570)	(49,553)	(15,212)	(43,859)	(186,566)	(288,738)	(280,455)	1,341,725
Large Cap Value Fund	245,289	4,576	7,457	-	(10,307)	-	(3,984)	(3,619)	(10,453)	(5,877)	239,412
Mid Cap Value Fund	3,256,746	282,509	17,565	23	(241,983)	(22,576)	(79,101)	345,336	19,264	301,773	3,558,519
Neuberger Berman Advisors Management Trust
Mid-Cap Growth Portfolio	991,797	285,826	5,745	-	(24,358)	(3,221)	(18,803)	(245,564)	(286,201)	(375)	991,422
AMT Mid Cap Intrinsic Value Portfolio	347,181	(78,642)	2,499	-	(424)	-	(3,026)	(145,173)	(146,124)	(224,766)	122,415
BNY Mellon Variable Investment Fund
Appreciation Portfolio	357,379	56,923	402	-	(44,384)	-	(15,175)	(22,223)	(81,380)	(24,457)	332,922
International Value Portfolio	12,552	(2,146)	-	-	-	-	(2,914)	(7,492)	(10,406)	(12,552)	-
Sustainable U.S. Equity Portfolio	55,040	827	450	-	(18,694)	-	(1,984)	(6,877)	(27,105)	(26,278)	28,762

The accompanying notes are an integral part of these financial statements

34

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2020

		Net Increase							Net Increase (Decrease)	Total Increase	Net Assets
	Net Assets	(Decrease) in Net					Transfers	Interfund and Net	in Net Assets from	(Decrease) in	End of
	Beginning	Assets Resulting	Net	Transfers of	Transfers of	Transfers of	of Other	Transfers (to) from	Capital Share Transactions	Net Assets	Year
	of Year (a)	from Operations (b)	Premiums (c)	Policy Loans (d)	Surrenders (e)	Death Benefits (f)	Terminations (g)	General Account (h)	(i)=(c+d+e+f+g+h)	(j)=(b+i)	(k)=(a+j)
Morgan Stanley Variable Institutional Funds
Emerging Markets Debt Portfolio	63,483	(748)	-	-	(23,126)	-	(3,713)	(795)	(27,634)	(28,382)	35,101
Emerging Markets Equity Portfolio	209,484	21,109	188	-	(12,979)	-	(11,388)	17,495	(6,684)	14,425	223,909
Discovery Portfolio	82,756	117,265	-	-	-	-	(6,673)	(1,235)	(7,908)	109,357	192,113
U.S. Real Estate Portfolio	121,382	(23,000)	229	-	(4,208)	(4,155)	(1,372)	(14,631)	(24,137)	(47,137)	74,245
Northern Lights Variable Trust
Power Income Fund	819,116	(58,650)	6,332	-	(48,027)	(166)	(8,651)	(83,782)	(134,294)	(192,944)	626,172
Power Dividend Index Fund	8,225,059	(561,325)	35,663	-	(24,062)	(6,962)	(50,857)	(6,697,526)	(6,743,744)	(7,305,069)	919,990
AB Variable Products Series
Dynamic Asset Allocation Portfolio	3,039,410	133,459	151,436	-	(16,498)	(5,251)	(102,520)	130,881	158,048	291,507	3,330,917
Small Cap Growth Portfolio	68,815	6,435	-	-	-	-	(2,412)	(48,341)	(50,753)	(44,318)	24,497
Small Mid Cap Value Portfolio	2,957,126	82,684	197,035	-	(121,537)	(79,966)	(51,065)	(74,201)	(129,734)	(47,050)	2,910,076
BlackRock Variable Series Fund, Inc.
Basic Value Fund	3,350,527	(104,956)	398,345	-	(69,923)	(533,079)	(42,066)	(257,539)	(504,262)	(609,218)	2,741,309
Capital Appreciation Fund	920,991	355,238	5,878	-	(9,451)	(39,460)	(14,784)	30,622	(27,195)	328,043	1,249,034
Equity Dividend Fund	16,238,995	607,027	1,911,330	-	(419,525)	(550,836)	(509,699)	2,531,071	2,962,341	3,569,368	19,808,363
Global Allocation Fund	14,718,867	2,704,640	1,392,564	-	(344,505)	(1,097,836)	(357,647)	(496,964)	(904,388)	1,800,252	16,519,119
Advantage Large Cap Core Fund	675,815	53,180	35,508	-	(8,413)	(66,531)	(6,905)	(168,145)	(214,486)	(161,306)	514,509
Large Cap Focus Growth Fund	7,798,946	3,850,082	1,562,629	-	(215,386)	(446,361)	(152,559)	706,007	1,454,330	5,304,412	13,103,358
60/40 Target Allocation ETF Fund	3,443,481	695,440	2,263,065	-	(392,057)	(195,311)	(52,036)	222,551	1,846,212	2,541,652	5,985,133
Total Return Portfolio	1,101,828	86,543	300,084	-	-	-	(20,414)	96,091	375,761	462,304	1,564,132
S&P 500 Portfolio	1,335,784	264,504	159,268	-	(11,348)	-	(16,930)	50,803	181,793	446,297	1,782,081
Columbia Variable Portfolio
Contrarian Core 2 Portfolio	3,895,613	803,722	661,062	-	(308,926)	(229,232)	(79,639)	34,195	77,460	881,182	4,776,795
Dividend Opportunity Portfolio	4,140,119	(20,061)	709,809	-	(53,795)	(217,432)	(106,702)	(218,336)	113,544	93,483	4,233,602
Emerging Markets Bond Portfolio	7,190,869	305,948	77,422	-	(175,198)	(415,403)	(229,650)	(289,485)	(1,032,314)	(726,366)	6,464,503
High Yield Portfolio	4,594,476	158,780	445,202	-	(108,948)	(180,987)	(167,198)	126,082	114,151	272,931	4,867,407
Select Large-Cap Value Portfolio	1,362,084	(56,138)	178,440	-	(42,497)	(663,858)	(7,824)	(41,065)	(576,804)	(632,942)	729,142
Seligman Global Tech Portfolio	2,505,080	1,572,469	1,640,126	-	(141,636)	(160,903)	(61,261)	(264,551)	1,011,775	2,584,244	5,089,324
US Government Mortgage Portfolio	690,202	42,216	1,420,587	-	(9,944)	(105,059)	(34,455)	290,477	1,561,606	1,603,822	2,294,024
Strategic Income Portfolio	-	4,802	79,137	-	-	(4,462)	(2,347)	180,413	252,741	257,543	257,543
DWS Variable Insurance Portfolios
Equity 500 Index Portfolio	29,072,836	5,322,655	6,534,011	-	(170,562)	(2,275,901)	(548,702)	(838,178)	2,700,668	8,023,323	37,096,159
Small Cap Index Portfolio	5,275,493	1,031,332	854,110	-	(131,849)	(139,941)	(71,663)	(416,757)	93,900	1,125,232	6,400,725
Alternative Asset Allocation Portfolio	1,446,683	17,528	13,279	-	(160,345)	(86,564)	(39,766)	(6,020)	(279,416)	(261,888)	1,184,795
Global Small Cap Portfolio	411,529	58,554	30,004	-	(48,162)	(14,724)	(9,701)	(69,516)	(112,099)	(53,545)	357,984
Small Mid Cap Value Portfolio	5,248,149	(185,694)	248,833	-	(95,752)	(236,177)	(122,740)	121,147	(84,689)	(270,383)	4,977,766
CROCI US Portfolio	265,919	(43,259)	-	-	(29,661)	(37,925)	(9,943)	23,667	(53,862)	(97,121)	168,798
Eaton Vance Variable Trust
Floating Rate Income Portfolio	24,554,913	(324,114)	1,341,768	-	(1,140,984)	(1,045,629)	(717,698)	(5,468,453)	(7,030,996)	(7,355,110)	17,199,803
Delaware Variable Insurance Portfolios
Total Return Portfolio	411,863	(8,387)	-	-	-	(16,668)	(11,073)	(40,138)	(67,879)	(76,266)	335,597
International Portfolio	1,408,252	36,743	12,155	-	(78,066)	62	(12,897)	(238,029)	(316,775)	(280,032)	1,128,220
Opportunity Portfolio	11,982,424	931,740	166,798	-	(331,630)	(679,778)	(236,830)	(384,722)	(1,466,162)	(534,422)	11,448,002
Covered Call Strategy Portfolio	133,172	(4,593)	-	-	(593)	-	(971)	(127,015)	(128,579)	(133,172)	-
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Fund	7,147,158	(461,055)	312,032	-	(151,781)	(380,040)	(201,783)	(10,834)	(432,406)	(893,461)	6,253,697
Income Fund	23,159,363	(302,960)	2,474,737	-	(655,314)	(1,137,709)	(941,549)	(924,489)	(1,184,324)	(1,487,284)	21,672,079

The accompanying notes are an integral part of these financial statements

35

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2020

		Net Increase							Net Increase (Decrease)	Total Increase	Net Assets
	Net Assets	(Decrease) in Net					Transfers	Interfund and Net	in Net Assets from	(Decrease) in	End of
	Beginning	Assets Resulting	Net	Transfers of	Transfers of	Transfers of	of Other	Transfers (to) from	Capital Share Transactions	Net Assets	Year
	of Year (a)	from Operations (b)	Premiums (c)	Policy Loans (d)	Surrenders (e)	Death Benefits (f)	Terminations (g)	General Account (h)	(i)=(c+d+e+f+g+h)	(j)=(b+i)	(k)=(a+j)
Global Bond Fund	31,244,957	(2,027,425)	2,574,548	-	(612,318)	(1,559,202)	(896,989)	486,994	(6,967)	(2,034,392)	29,210,565
Foreign Fund	37,432,029	(809,988)	2,727,647	-	(809,104)	(1,993,857)	(987,328)	833,405	(229,237)	(1,039,225)	36,392,804
Developing Markets Fund	3,721,215	457,228	141,367	-	(152,845)	(190,847)	(150,705)	(286,509)	(639,539)	(182,311)	3,538,904
Mutual Global Discovery Fund	7,050,017	(484,586)	636,830	-	(120,632)	(519,816)	(122,053)	(451,753)	(577,424)	(1,062,010)	5,988,007
Rising Dividends Fund	21,134,814	2,690,813	1,947,156	-	(494,320)	(2,166,662)	(534,095)	(1,111,296)	(2,359,217)	331,596	21,466,410
Multi-Asset Dynamic Multi-Strategy Portfolio	430,218	(40,803)	3,218	-	(2,509)	-	(7,546)	23,303	16,466	(24,337)	405,881
Delware Ivy Variable Insurance Portfolios
Asset Strategy Portfolio	4,602,673	428,520	20,144	-	(446,831)	(366,546)	(150,434)	(136,655)	(1,080,322)	(651,802)	3,950,871
Balanced Portfolio	7,972,759	879,130	158,559	-	(395,932)	(230,971)	(350,002)	(578,718)	(1,397,064)	(517,934)	7,454,825
Global Equity Income Portfolio	1,212,070	17,654	4,654	-	(49,943)	(126,539)	(11,325)	47,311	(135,842)	(118,188)	1,093,882
Energy Portfolio	1,459,571	(442,164)	71,440	-	(37,045)	(30,209)	(17,561)	(203,361)	(216,736)	(658,900)	800,671
Global Bond Portfolio	1,093,855	42,275	111,854	-	(8,096)	(240,321)	(41,504)	86,022	(92,045)	(49,770)	1,044,085
Natural Resources Portfolio	858,039	(105,373)	83,149	-	(26,627)	(53,483)	(24,192)	(92,582)	(113,735)	(219,108)	638,931
Growth Portfolio	3,490,002	1,023,092	866,114	-	(82,329)	(26,649)	(46,377)	(859,834)	(149,075)	874,017	4,364,019
High Income Portfolio	13,827,906	525,607	713,441	-	(310,461)	(704,291)	(374,443)	381,848	(293,906)	231,701	14,059,607
International Core Equity Portfolio	7,688,531	409,456	506,065	-	(299,097)	(299,622)	(128,026)	(101,526)	(322,206)	87,250	7,775,781
Global Growth Portfolio	853,071	152,227	650	-	(4,653)	-	(12,338)	(76,310)	(92,651)	59,576	912,647
Mid Cap Growth Portfolio	7,345,062	3,713,789	1,926,609	-	(238,897)	(398,018)	(158,153)	777,682	1,909,223	5,623,012	12,968,074
Science and Technology Portfolio	11,002,776	4,011,965	2,450,721	-	(327,300)	(343,002)	(267,401)	(358,313)	1,154,705	5,166,670	16,169,446
Small Cap Growth Portfolio	6,262,869	1,696,609	456,079	-	(156,156)	(242,628)	(123,280)	(1,013,684)	(1,079,669)	616,940	6,879,809
SMID Cap Core Portfolio	12,108,958	542,354	1,018,197	-	(355,651)	(357,973)	(220,520)	(443,467)	(359,414)	182,940	12,291,898
Lazard Retirement Series, Inc.
International Equity Portfolio	1,066,624	86,052	83,323	-	(19,615)	(37,409)	(24,168)	6,752	8,883	94,935	1,161,559
Global Dynamic Multi Asset Portfolio	1,423,630	3,159	4,045	-	(62,353)	(91,280)	(35,987)	92,765	(92,810)	(89,651)	1,333,979
Legg Mason Partners Variable Equity Trust
Western Asset Variable Global High Yield Bond Portfolio	1,216,548	72,410	250,486	-	-	(46,481)	(45,886)	1,581	159,700	232,110	1,448,658
ClearBridge Variable Mid Cap Portfolio	8,962,113	1,302,358	1,144,512	-	(150,306)	(407,093)	(211,186)	(304,800)	71,127	1,373,485	10,335,598
ClearBridge Variable Dividend Strategy Portfolio	22,541,018	1,012,705	3,581,203	-	(667,929)	(258,365)	(1,371,287)	5,212,356	6,495,978	7,508,683	30,049,701
ClearBridge Variable Small Cap Growth Portfolio	4,103,400	1,485,182	625,039	-	(142,604)	(55,704)	(131,896)	(687,930)	(393,095)	1,092,087	5,195,487
ClearBridge Variable Aggressive Growth Portfolio	1,094,690	121,357	500	-	(8,139)	(12,005)	(13,498)	(194,163)	(227,305)	(105,948)	988,742
Western Asset Variable Core Bond Plus Portfolio	68,641,263	4,882,218	11,887,691	-	(1,179,446)	(3,682,934)	(2,365,943)	(4,593,312)	66,056	4,948,274	73,589,537
ClearBridge Variable Large Cap Growth Portfolio	14,416,052	4,325,543	3,297,775	-	(295,529)	(854,202)	(398,457)	(1,390,580)	359,007	4,684,550	19,100,602
Pioneer Variable Contracts Trust
Fund Portfolio	688,984	152,498	24	-	-	(29,050)	(1,885)	10,716	(20,195)	132,303	821,287
Bond Portfolio	46,394,735	3,139,874	6,222,746	-	(1,062,031)	(2,946,989)	(1,458,799)	(448,495)	306,432	3,446,306	49,841,041
Strategic Income Portfolio	13,237,496	743,484	1,328,282	-	(225,112)	(736,793)	(418,767)	(253,389)	(305,779)	437,705	13,675,201
Equity Income Portfolio	13,842,968	(372,451)	731,983	-	(300,167)	(578,431)	(306,267)	(357,847)	(810,729)	(1,183,180)	12,659,788
High Yield Portfolio	1,231,954	(12,569)	4,959	-	(1,931)	(140,111)	(31,173)	(17,250)	(185,506)	(198,075)	1,033,879
Prudential Series Funds
PGIM Jennison Focused Blend Portfolio	395,034	109,542	5	-	-	-	(5,085)	(14,016)	(19,096)	90,446	485,480
Natural Resources Portfolio	890,071	52,726	19,402	-	(14,944)	(9,912)	(23,952)	(349,137)	(378,543)	(325,817)	564,254
Mid-Cap Growth Portfolio	370,390	109,618	9,030	-	(24,589)	(128,610)	(5,817)	(59,381)	(209,367)	(99,749)	270,641
Royce Capital Fund
Micro-Cap Portfolio	473,354	54,714	1,296	-	(2,603)	(37,079)	(2,806)	(99,739)	(140,931)	(86,217)	387,137
Small Cap Portfolio	8,893,239	(702,854)	228,300	-	(222,381)	(440,007)	(242,310)	377,364	(299,034)	(1,001,888)	7,891,351
Alps Fund
Alerian Energy Infrastructure Portfolio	1,759,551	(405,339)	170,405	-	(37,453)	(114,460)	(29,014)	260,958	250,436	(154,903)	1,604,648
Red Rocks Global Opportunity Portfolio	1,583,062	121,103	67,287	-	(62,127)	(27,424)	(43,645)	59,375	(6,534)	114,569	1,697,631

The accompanying notes are an integral part of these financial statements

36

Midland National Life Insurance Company

Separate Account C

Statements of Changes in Net Assets

Year Ended December 31, 2020

		Net Increase							Net Increase (Decrease)	Total Increase	Net Assets
	Net Assets	(Decrease) in Net					Transfers	Interfund and Net	in Net Assets from	(Decrease) in	End of
	Beginning	Assets Resulting	Net	Transfers of	Transfers of	Transfers of	of Other	Transfers (to) from	Capital Share Transactions	Net Assets	Year
	of Year (a)	from Operations (b)	Premiums (c)	Policy Loans (d)	Surrenders (e)	Death Benefits (f)	Terminations (g)	General Account (h)	(i)=(c+d+e+f+g+h)	(j)=(b+i)	(k)=(a+j)
American Funds IS
Asset Allocation Fund	67,128,532	8,669,887	19,016,521	-	(1,243,228)	(4,032,756)	(1,754,629)	786,404	12,772,312	21,442,199	88,570,731
Washington Mutual Investors Fund	33,582,903	2,312,692	4,396,609	-	(534,363)	(1,553,146)	(838,930)	(1,340,820)	129,350	2,442,042	36,024,945
Ultra-Short Bond Fund	11,045,280	(344,748)	6,967,361	-	(5,388,248)	(3,565,077)	(1,308,534)	15,295,509	12,001,011	11,656,263	22,701,543
Capital Income Builder Fund	17,233,347	406,381	1,038,214	-	(563,788)	(1,136,299)	(353,967)	99,782	(916,058)	(509,677)	16,723,670
Global Growth Fund	11,989,570	3,791,289	3,905,661	-	(196,868)	(971,442)	(244,921)	609,446	3,101,876	6,893,165	18,882,735
Capital World Growth and Income Fund	11,434,351	1,195,624	1,492,863	-	(80,811)	(642,713)	(228,144)	1,738,461	2,279,656	3,475,280	14,909,631
Global Small Capitalization Fund	4,652,407	1,197,908	686,321	-	(36,133)	(193,884)	(68,567)	(385,214)	2,523	1,200,431	5,852,838
Growth Fund	29,881,613	15,256,879	4,765,550	-	(831,398)	(2,097,390)	(651,586)	(1,503,887)	(318,711)	14,938,168	44,819,781
Growth-Income Fund	36,495,223	4,557,868	6,205,871	-	(1,082,561)	(2,785,802)	(815,246)	(580,768)	941,494	5,499,362	41,994,585
International Fund	7,796,962	965,111	916,902	-	(144,253)	(339,357)	(182,849)	(295,014)	(44,571)	920,540	8,717,502
International Growth and Income Fund	6,885,708	295,049	999,219	-	(192,677)	(284,051)	(147,065)	(106,380)	269,046	564,095	7,449,803
New World Fund	30,590,094	6,551,487	4,259,333	-	(606,454)	(1,475,457)	(706,668)	(2,101,177)	(630,423)	5,921,064	36,511,158
U.S. Government Securities Fund	14,512,239	1,405,887	12,953,919	-	(716,770)	(1,439,726)	(342,607)	8,485,129	18,939,945	20,345,832	34,858,071
Invesco Oppenheimer
International Growth Fund	11,452,452	2,609,731	3,180,235	-	(141,168)	(588,491)	(252,653)	(599,088)	1,598,835	4,208,566	15,661,018
T. Rowe Price
Blue Chip Growth Portfolio	41,710,940	13,278,320	8,619,836	-	(786,361)	(2,468,928)	(962,508)	(3,711,900)	690,139	13,968,459	55,679,399
Health Sciences Portfolio	15,981,066	5,047,784	4,409,750	-	(261,805)	(565,756)	(454,784)	(283,640)	2,843,765	7,891,549	23,872,615
John Hancock Variable Insurance Trust
Financial Industries Portfolio	500,705	63,404	225,990	-	(2,541)	(2,044)	(6,519)	(993)	213,893	277,297	778,002
Fundamental All Cap Core Portfolio	77,274	19,642	-	-	-	-	-	(443)	(443)	19,199	96,473
Select Bond Portfolio	159,157	13,805	21,040	-	(52,318)	(13,578)	(17,959)	206,974	144,159	157,964	317,121
Strategic Income Opportunities Portfolio	282,324	35,288	84,160	-	-	-	(15,196)	60,064	129,028	164,316	446,640
Federated Hermes
High Income Bond Portfolio	346,785	24,199	183,257	-	-	(72,945)	(7,074)	(52,028)	51,210	75,409	422,194
Kaufmann Portfolio	740,188	627,663	1,455,255	-	(10,898)	-	(21,647)	1,289,927	2,712,637	3,340,300	4,080,488
Managed Volatility Portfolio	25,983	4,271	38,001	-	-	-	(594)	1,133	38,540	42,811	68,794

The accompanying notes are an integral part of these financial statements

37

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

1.	Organization and Significant Accounting Policies

Organization

Midland National Life Separate Account C (“Separate Account”), a unit investment trust pursuant to the provisions of the Investment Company Act of 1940 as amended, is a segregated investment account of Midland National Life Insurance Company (the “Company”) in accordance with the provisions of the Iowa Insurance laws. The assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of the Company. The Separate Account consists of nine insurance products, each with different characteristics and product features which result in varying charges. The Separate Account is used to fund variable annuity contracts of the Company. Sammons Financial Network, an affiliate, serves as the underwriter of the variable products.

Investments

The Separate Account invests in specified portfolios of Fidelity Variable Insurance Products (“VIPF”), American Century Variable Portfolios, Inc. (“ACVP”), MFS Variable Insurance Trust (“MFS”), Lord Abbett Series Fund, Inc. (“LAC”), Alger Fund (“FAM”), Calvert Variable Series, Inc. (“CAM”), Invesco Variable Insurance Funds (“INV”), J.P. Morgan Series Trust II (“JP”), Rydex Variable Trust (“RYDEX”), ProFunds VP (“PF”), Van Eck Worldwide Insurance Trust (“Van Eck”), Janus Henderson Series (“JANUS”), PIMCO Variable Insurance Trust (“PIMCO”), Goldman Sachs Variable Insurance Trust (“Goldman”), Neuberger Berman Advisors Management Trust (“Neuberger”), the BNY Mellon Variable Investment Fund (“BNY”), the Morgan Stanley Variable Institutional Funds (“MSVIF”), the Northern Lights Variable Trust (“NLVT”), the AB Variable Products Series (“ABVPS”), the BlackRock Variable Series Fund, Inc. (“BRVS”), the Columbia Variable Portfolio (“CVP”), the DWS Variable Insurance Portfolios (“DEUT VIP”), the Eaton Vance Variable Trust (“EVVT”), the Delaware Variable Insurance Portfolios (“DEL”), the Franklin Templeton Variable Insurance Products Trust (“FTVIP”), the Delaware Ivy Variable Insurance Portfolios (“DEL IVY VIP”), the Lazard Retirement Series, Inc. (“LRS”), the Legg Mason Partners Variable Equity Trust (“LMVET”), the Pioneer Variable Contracts Trust (“PIONEER VCT”), the Prudential Series Funds (“PRUDENTIAL”), the Royce Capital Fund (“ROYCE”), the Guggenheim Variable Insurance Funds (“GVIF”), the Rydex Variable Insurance Funds (“RYDEX VIF”), the Alps Fund (“ALPS”), the American Funds IS (“AFIS”), the Invesco Oppenheimer (“INV OPP”), the T. Rowe Price (“T. ROWE”), the John Hancock Variable Insurance Trust (“JHVIT”) and the Federated Hermes (“FED H”), (collectively “the Funds”), each diversified open-end management companies registered under the Investment Company Act of 1940, as directed by participants. All of these portfolios have been in existence for more than two years. During 2021 the Separate Account began offering a new portfolio of funds, provided by Principal Variable Contracts (“PRIN”).

Effective January 13, 2017, the EVVT Large Cap Value Portfolio was closed to new investors and on April 28, 2017 the portfolio was liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of Eaton Vance Variable Trust. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at April 28, 2017 were transferred to the American Funds IS UltraShort Fund.

Effective February 7, 2017, the NLVT Adaptive Allocation Portfolio was liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of Northern Lights Variable Trust. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at 2/28/2017 were transferred to the Profunds Government Money Market.

38

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

Effective March 3, 2017, the IVY VIP Small Cap Value Portfolio was renamed the IVY VIP Small Cap Core Portfolio.

Effective April 28, 2017, the JANUS Janus Portfolio was renamed the JANUS Research Portfolio, the OPP Core Bond Fund was renamed the OPP Total Return Bond Fund, and the IVY VIP Global Natural Resources Portfolio was renamed the IVY VIP Natural Resources Portfolio.

Effective May 1, 2017, the DEUT VIP Large Cap Value Portfolio was renamed the DEUT VIP CROCI US Portfolio, the Dreyfus Socially Responsible Growth Portfolio was renamed the Dreyfus Sustainable U.S. Equity Portfolio, and the Morgan Stanley Universal Institutional Funds was renamed MSVIF.

Effective June 2, 2017, the Janus Aspen Series Portfolios was renamed the JANUS and the JANUS Global Unconstrained Bond Portfolio was renamed he JANUS GI Unconstrained Bond Portfolio and the JANUS Perkins Mid Cap Value Portfolio was renamed the JANUS Mid Cap Value Portfolio.

Effective June 12, 2017, the BRVS Large Cap Core Fund was renamed the BRVS Advantage Large Cap Core Fund and the BRVS Large Cap Growth Fund was renamed the BRVS Large Cap Focus Growth Fund.

The LMVET Clearbridge Variable Large Cap Growth Portfolio, the CVP Select Large-Cap Value Portfolio, the CVP Seligman Global Tech Portfolio, the CVP US Government Mortgage Portfolio, the First Investor Life Series (“FILS”) Covered Call Strategy Portfolio, the PIMCO Income Advisor Portfolio, and the NLVT Power Dividend Index Fund were introduced effective August 1, 2017.

Effective August 1, 2017, the DEUT VIP Global Small Cap Portfolio, the VIPF Overseas Portfolio, the IVY VIP Asset Strategy Portfolio, the IVY VIP Dividend Opportunities Portfolio, the IVY VIP Global Growth Portfolio, the JANUS Research Portfolio, the JANUS Overseas Portfolio, the PIONEER VCT Fund Portfolio, the PIONEER VCT High Yield Portfolio, the NLVT Power Income Fund, the LMVIT Dynamic Multi-Strategy Portfolio, and the ROYCE Micro-Cap Portfolio were closed to new investors. All policyowners were be given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge.

Effective December 11, 2017, two PF funds had reverse share splits as shown in the following table.

Fund	Split Ratio (New to Old Shares)
PF Short Emerging Markets Portfolio	1:5
PF UltraShort NASDAQ-100 Portfolio	1:8

Effective March 29, 2018 the BRVS iShares Equity Appreciation Fund and the BRVS iShares Dynamic Fixed Income Fund were liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of BlackRock Variable Series. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at 3/29/2018 were transferred to the American Funds IS Ultra-Short Bond fund.

39

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

Effective April 30, 2018 the INV Global Health Care Fund was renamed the INV Health Care Fund and the IVY VIP Dividend Opportunities Portfolio was renamed IVY VIP Global Equity Income Portfolio.

Effective May 1, 2018 the IVY VIP Balanced Portfolio, the PRUDENTIAL Natural Resources Portfolio, and the PRUDENTIAL SP Prudential US Emerging Growth Portfolio were closed to new investors.

Effective May 1, 2018 the Separate Account began offering a new portfolio of funds, provided by JHVIT. The funds available under this portfolio include the JHVIT Financial Industries Portfolio, the JHVIT Fundamental All Cap Core Portfolio, the JHVIT Select Bond Portfolio, and the JHVIT Strategic Income Opportunities Portfolio. In addition, the CAM SRI Balanced Portfolio was introduced on May 1, 2018.

Effective June 18, 2018 the BRVS Total Return Portfolio and the BRVS S&P 500 Portfolio were introduced.

Effective July 2, 2018 the Deutsche Variable Insurance Portfolio was renamed the DWS Variable Insurance Portfolios.

Effective July 30, 2018 the PIMCO Foreign Bond (USD-Hedged) Portfolio was renamed the PIMCO International Bond (USD-Hedged) Portfolio, the PIMCO Unconstrained Bond Adv Portfolio was renamed the PIMCO Dynamic Bond Adv Portfolio, and the PIMCO Global Bond Unhedged Portfolio was renamed the PIMCO Global Bond Opportunities Portfolio.

Effective July 15, 2018 the BRVS iShares Alternative Strategies Fund was closed to new investors and on August 31, 2018 the fund was liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of BlackRock Variable Series. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at August 31, 2018 were transferred to the American Funds IS Ultra-Short Bond Fund.

Effective January 1, 2019 the JANUS GI Unconstrained Bond Portfolio was closed to new investors and a subsequent liquidation occurred March 1, 2019. The plan of liquidation and dissolution was approved by the Board of Trustees of Janus Henderson Series. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at March 1, 2019 were transferred to the VIPF Government Money Market Portfolio.

Effective April 18, 2019 the ABVPS Real Estate Investment Portfolio was liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of the AB Variable Products Series. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at April 18, 2019 were transferred to the VIPF Government Money Market Portfolio Service Class 2.

Effective April 29, 2019 the OPP Global Multi-Alternatives Fund was liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of the Oppenheimer Fund. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at April 29, 2019 will be transferred to the VIPF Government Money Market Portfolio Service Class 2.

40

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

Effective April 30, 2019 the MSVIF Mid Cap Growth Portfolio was renamed the MSVIF Discovery Portfolio.

Effective May 1, 2019 the Separate Account began offering a new portfolio of funds, provided by Federated (“FED”). The funds available under this portfolio include the FED High Income Bond Portfolio, the FED Kaufmann Portfolio, and the FED Managed Volatility Portfolio. In addition, the ACVP Balanced Fund, the ACVP Income & Growth Fund, and the MFS Global Real Estate Portfolio were introduced on May 1, 2019.

Effective May 1, 2019 the LMVET ClearBridge Variable Aggressive Growth Portfolio, the VIPF Value Strategies Portfolio, the JHVIT Fundamental All Cap Core Portfolio, the RYDEX VIF Biotechnology Fund, and the RYDEX VIF S&P MidCap 400 Pure Growth Fund were closed to new investors.

Effective May 1, 2019 the BRVS iShares Dynamic Allocation Fund was renamed the BRVS 60/40 Target Allocation ETF Fund.

Effective May 28, 2019 all Oppenheimer Funds were transitioned into INV OPP.

Effective June 1, 2019 the MFS International Value Portfolio was renamed the MFS International Intrinsic Value Portfolio.

Effective June 3, 2019 the Dreyfus Variable Investment Fund was renamed the BNY.

Effective July 1, 2019, the LAC International Opportunities Portfolio was closed to new investors and on July 31, 2019 the portfolio was liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of Lord Abbett Series Fund, Inc. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at July 31, 2019 were transferred to the VIPF Government Money Market Portfolio.

Effective October 1, 2019 the PIMCO Global Multi-Asset Managed Allocation Portfolio was renamed the PIMCO Global Managed Asset Allocation Portfolio.

Effective October 4, 2019 all FILS Funds were transitioned into the DEL.

Effective October 4, 2019 the DEL Total Return Portfolio, the DEL International Portfolio, the DEL Opportunity Portfolio, and the DEL Covered Call Strategy Portfolio were closed to new investors.

Effective November 15, 2019, four PF funds had reverse share splits as shown in the following table.

Fund	Split Ratio (New to Old Shares)
PF Ultrashort Dow 30 Portfolio	1:8
PF Short NASDAQ-100 Portfolio	1:4
PF Short Dow 30 Portfolio	1:4
PF Short International Portfolio	1:4

41

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

Effective November 15, 2019, one PF fund had a forward share split as shown in the following table.

Fund	Split Ratio (New to Old Shares)
PF Internet Portfolio	3:1

Effective April 28, 2020, all the FED funds were renamed the FED H.

Effective April 29, 2020, the JANUS Global Technology Portfolio was renamed the JANUS Global Technology and Innovation Portfolio.

Effective April 30, 2020, the ALPS Red Rocks Listed Private Equity Portfolio was renamed the ALPS Red Rocks Global Opportunity

Effective April 30, 2020, the BNY Mellon International Value Portfolio was closed to new investors and liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of BNY Mellon Variable Investment Fund. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at April 28, 2020 were transferred to the PF Money Market Portfolio.

Effective May 1, 2020, the VIPF International Capital Appreciation Portfolio and the CVP Strategic Income Portfolio were introduced. In addition, the JANUS Overseas Portfolio was reopened to new investors.

Effective May 1, 2020, the Van Eck Unconstrained Emerging Markets Bond Fund was renamed the Van Eck Emerging Markets Bond Fund and the NLVT Power Dividend Index Fund was closed to new investors.

Effective August 21, 2020, one RYDEX fund had a reverse share split as shown in the following table.

Fund	Split Ratio (New to Old Shares)
RYDEX Inverse Dow 2x Strategy Fund	1:5

Effective September 24, 2020, the DEL Covered Call Strategy Portfolio was closed to new investors and on December 11, 2020 the portfolio was liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of Delaware Variable Insurance Portfolio Trust. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at December 11, 2020 were transferred to the VIPF Government Money Market Portfolio Service Class 2.

Effective September 25, 2020, the ACVP Income and Growth Fund was renamed the ACVP Disciplined Core Value Fund.

Effective December 11, 2020, four PF funds had a reverse share splits as shown in the following table.

42

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

Fund	Split Ratio (New to Old Shares)
PF UltraBull Portfolio	1:4
PF UltraShort NASDAQ-100 Portfolio	1:4
PF Short Small-Cap Portfolio	1:4
PF UltraShort Dow 30 Portfolio	1:5

Effective December 11, 2020, one PF fund had a forward share split as shown in the following table.

Fund	Split Ratio (New to Old Shares)
PF Ultra NASDAQ-100 Portfolio	2:1

Effective February 12, 2021 the NLVT Power Income Fund was closed and on March 18, 2021, the fund was liquidated. The plan of liquidation and dissolution was approved by the Board of Trustees of Northern Lights Variable Trust. All policyowners were given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at March 18, 2021 were transferred to the VIPF Government Money Market Portfolio Service Class 2.

Effective April 26, 2021, the PF Access VP High Yield Fund was renamed the PF Profund Access VP High Yield Fund.

Effective April 30, 2021, the Invesco Oppenheimer Fund (“INV OPP”) was renamed the Invesco Variable Insurance Fund (“INV”). In addition, the INV OPP Total Return Bond Fund was renamed the INV Core Bond Fund, the INV Mid Cap Core Equity Fund was renamed the INV Main Street Mid Cap Fund, the ALPS Red Rocks Listed Private Equity Portfolio was renamed the ALPS Red Rocks Global Opportunity Portfolio, and the Van Eck Global Hard Assets Fund was renamed the Van Eck Global Resources Fund.

Effective April 30, 2021, the INV Managed Volatility Fund merged with the INV Equity and Income Fund and the INV Value Opportunities Fund merged with the INV American Value Fund.

Effective May 1, 2021, the PIONEER VCT Fund Portfolio was reopened to new investors. In addition, the AFIS Blue Chip Income and Growth Fund was renamed the AFIS Washington Mutual Investors Fund, the AFIS Global Growth and Income Fund was renamed the AFIS Capital World Growth and Income Fund, and the AFIS US Government/AAA-Rated Securities Fund was renamed the AFIS US Government Securities Fund.

Effective May 1, 2021, eight new funds were introduced including the CVP Emerging Markets Portfolio, the DEUT VIP High Income Portfolio, the VIPF Investment Grade Bond Portfolio, the INV Balanced-Risk Allocation Fund, INV Core Plus Bond Fund, INV Diversified Dividend Fund, INV Equity and Income Fund, and the INV Small Cap Equity Fund.

Effective May 1, 2021, the Separate Account began offering a new portfolio of funds, provided by Principal VC (“PRIN”). This portfolio consists of five funds, the PRIN Blue Chip Fund, the PRIN Equity Income Fund, the PRIN Diversified Balanced Fund, the PRIN Diversified Growth Fund, and the PRIN Diversified Income Fund.

43

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

Effective May 1, 2021, thirteen funds were closed to new investors. These included the DEUT VIP Small Mid Cap Value Portfolio, the VIPF High Income Portfolio, the FTVIP Mutual Global Discovery Fund, the FTVIP Mutual Shares Fund, the IVY VIP Energy Portfolio, the IVY VIP Global Bond Portfolio, the IVY VIP Growth Portfolio, the IVY VIP High Income Portfolio, the IVY VIP International Core Equity Portfolio, the IVY VIP Mid Cap Growth Portfolio, the IVY VIP Natural Resources Portfolio, the IVY VIP Science and Technology Portfolio, and the IVY VIP Small Cap Growth Portfolio.

Effective May 1, 2021, the PRUDENTIAL Jenn 20/20 Focus Portfolio was renamed the PRUDENTIAL PGIM Jennison Focused Blend Portfolio and the PRUDENTIAL US Emerging Growth Portfolio was renamed the PRUDENTIAL Mid-Cap Growth Portfolio.

Effective May 5, 2021, the LAC Developing Growth Portfolio was closed to new investors.

Effective July 1, 2021, the Ivy Funds Variable Insurance Portfolio (“IVY VIP”) was renamed the DEL IVY VIP.

Effective August 2, 2021, two new funds were introduced including the FTVIP DynaTech 2 Fund and the INV Equally Weighted S&P 500 Fund.

Effective August 2, 2021 the DEL IVY VIP Small Cap Core Portfolio was closed to new investors.

Effective August 7, 2021 the QS Legg Mason Partners Variable Income Trust (“LMVIT”) Dynamic Multi-Strategy Portfolio was renamed the FTVIP Multi-Asset Dynamic Multi-Strategy Portfolio.

Effective September 30, 2021 the DEL IVY VIP Global Bond Portfolio was closed.

Effective November 15, 2021 the DEL IVY VIP Small Cap Core Portfolio was renamed the DEL IVY VIP SMID Cap Core Portfolio.

Fair Value

Investments in shares of the Funds are valued at the net asset values (fair values) of the respective portfolios of the Funds corresponding to the investment portfolios of the Separate Account. Investment transactions are recorded on the trade date (the date the order to buy or sell is executed). Dividends are automatically reinvested in shares of the Funds.

Current accounting standards define fair value as based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value standards also establish a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument. Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The Company determines the fair value of its investments, in the absence of observable market prices, using the valuation methodologies described below applied on a consistent basis. For some investments, market activity may be minimal or nonexistent and management’s determination of fair value is then based on the best information available in the circumstances and may incorporate management’s own assumptions, which involves a significant degree of judgment.

44

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories.

Level 1 – Quoted prices are available in active markets for identical financial instruments as of the reporting date. The types of financial instruments included in Level 1 are mutual funds. As required by the fair value measurements guidance, the Company does not adjust the quoted price for these financial instruments, even in situations where it holds a large position and a sale could reasonably impact the quoted price.

Level 2 – Fair values are based on quoted prices for similar assets or liabilities in active and inactive markets. Inactive markets involve few transactions for similar assets or liabilities and the prices are not current or price quotations vary substantially over time or among market makers, which would include some broker quotes. Level 2 inputs also include corroborated market data such as interest rate spreads, yield curves, volatilities, prepayment speeds, credit risks and default rates. The Company does not hold any Level 2 securities in the Separate Account.

Level 3 – Pricing inputs are unobservable for the financial instrument and include situations where there is little, if any, market activity for the financial instrument. These inputs may reflect the Company’s estimates of the assumptions that market participants would use in valuing the financial instruments. The Company does not hold any Level 3 securities in the Separate Account.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.

At December 31, 2021, the Company’s investments were classified as follows:

Assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual Funds	$2,524,609,737	$-	$-	$2,524,609,737

The first-in, first-out (“FIFO”) method is used to determine realized gains and losses on investments. Dividend and capital gain distributions are recorded as income on the ex-dividend date.

The Separate Account had no liabilities or changes in liabilities as of and for the year ended December 31, 2021.

The contracts do not provide for a variable payout option; therefore all assets in the Separate Account are in the accumulation phase.

Federal Income Taxes

The operations of the Separate Account are included in the federal income tax return of the Company. Under the provisions of the policies, the Company has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax since, under current law, the Company pays no

45

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

tax on investment income and capital gains reflected in variable annuity policy reserves. However, the Company retains the right to charge for any federal income tax incurred which is attributable to the Separate Account if the law is changed. Charges for state and local taxes, if any, attributable to the Separate Account may also be made.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Related Party Transactions

The Company has an indirect interest in and pays investment management fees to an affiliate, Guggenheim Partners Investment Management Inc. The fees are calculated based on the average fair value of invested assets under management multiplied by a contractual rate. The Guggenheim Variable Insurance Funds and the Rydex Variable Trust Funds are managed by indirect affiliates of the Company. The sponsor company, Midland National Life Insurance Company, pays fees to an affiliate of Guggenheim for providing administrative services on certain variable annuity products.

Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. Excluding the events below there are no additional transactions that require disclosure in the financial statements.

Effective April 27, 2022, the DEL IVY VIP Global Bond Fund will be liquidated. The plan of liquidation and dissolution has been approved by the Board of Trustees of Ivy Variable Insurance Portfolios. All policyowners will be given the opportunity to transfer any values in this fund to any other option(s) of their choice without incurring a transfer charge. Any funds remaining at April 27, 2022 will be transferred to the VIPF Government Money Market Portfolio Service Class 2.

Effective April 29, 2022, the INV Core Bond Fund will merge with the INV Core Plus Bond Fund.

2.	Expenses

The Company is compensated for certain expenses as described below. The rates of each applicable charge are described in the Separate Account’s prospectus.

•

A contract administration fee is charged to cover the Company’s record keeping and other administrative expenses incurred to operate the Separate Account. This fee is allocated to the individual portfolios of the Funds based on the net asset value of the portfolios in proportion to the total net asset value of the Separate Account.

•

A mortality and expense risk fee is charged in return for the Company’s assumption of risks associated with adverse mortality experience or excess administrative expenses in connection with policies issued. This fee is charged directly to the individual portfolios of the Funds based on the net asset value of the portfolio.

•	A transfer charge is imposed on each transfer between portfolios of the Separate Account in excess of a stipulated number of transfers in any one contract year. A deferred sales charge

46

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

may be imposed in the event of a full or partial withdrawal within the stipulated number of years.

The rates of each applicable charge depending on the product are summarized below.

Product	M&E Charge	Admin Fee	Maintenance Fee
Midland National Advantage Variable Annuity*	0.95%	0.00%	$30.00
Midland National Advantage II*	1.40%	0.00%	$30.00
Midland National Advantage III*	1.35%	0.00%	$30.00
Midland National MNL Advisor*	1.55%	0.00%	$30.00
Midland National Variable Annuity*	1.25%	0.15%	$33.00
Midland National Variable Annuity II*	1.25%	0.15%	$35.00
Midland National Vector Variable Annuity*	0.85% to 1.10%	0.45%	$30.00
Midland National Vector II Variable Annuity*	1.20% to 1.45%	0.45%	$30.00
Sammons Retirement Solutions LiveWell Variable Annuity	1.00% to 1.30%	0.35%	$40.00
Sammons Retirement Solutions LiveWell Freedom Variable Annuity	0.90%	0.35%	$40.00

*New contracts are no longer being issued for this product

47

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

3.	Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the years ended December 31, 2021 and 2020 were as follows:

	2021		2020
Portfolio	Purchases	Sales	Purchases	Sales

Fidelity Variable Insurance Products
Government Money Market Portfolio	$3,922,105	$2,529,257	$16,346,466	$12,948,756
High Income Portfolio	1,925,975	2,528,595	7,001,351	12,273,406
Equity-Income Portfolio	1,141,538	1,134,325	734,002	1,145,875
Growth Portfolio	2,761,722	1,196,316	1,840,596	2,420,706
Overseas Portfolio	1,777,542	2,353,199	677,822	1,164,053
Mid Cap Portfolio	8,052,497	4,888,436	1,551,043	3,051,208
Asset Manager Portfolio	27,031	191,401	32,972	202,959
Investment Grade Bond Portfolio	1,162,703	365,036	1,147,610	1,368,765
Index 500 Portfolio	1,390,150	4,161,539	2,429,250	3,687,434
Contrafund Portfolio	15,152,944	9,280,196	4,846,240	8,100,293
Asset Manager: Growth Portfolio	52,397	66,070	89,158	112,687
Balanced Portfolio	977,209	1,058,580	845,185	603,982
Growth & Income Portfolio	797,696	683,453	1,483,421	1,836,744
Growth Opportunities Portfolio	24,853,538	8,189,327	13,850,572	4,899,377
Value Strategies Portfolio	2,008,062	2,042,822	1,030,786	1,567,685
Strategic Income Portfolio	5,743,612	2,267,370	3,312,367	2,047,577
Emerging Markets Portfolio	4,464,999	2,644,294	1,436,108	761,073
Real Estate Portfolio	3,924,382	4,025,282	4,102,395	2,556,034
Funds Manager 50% Portfolio	2,059,491	4,595,727	9,471,568	6,269,522
Funds Manager 70% Portfolio	1,406,606	417,042	535,258	204,020
Funds Manager 85% Portfolio	502,756	117,822	305,130	351,948
Government Money Market Portfolio Service Class 2	2,531,390	3,149,333	1,759,681	1,184,755
International Capital Appreciation Portfolio	2,627,086	324,794	602,580	6,898
American Century Variable
Portfolios, Inc.
Balanced Fund	5,808,719	4,348,950	1,519,476	662,691
Capital Appreciation Fund	779,359	366,992	869,079	1,361,894
International Fund	1,202,701	1,569,072	729,127	1,204,539
Value Fund	17,035,960	13,926,110	10,438,796	6,823,906
Disciplined Core Value Fund	5,346,963	1,606,921	1,565,907	673,698
Inflation Protection Fund	6,812,912	2,109,752	1,717,989	1,543,443
Large Company Value Fund	495,772	418,000	73,190	235,533
Mid Cap Value Fund	8,587,886	5,506,722	4,720,390	3,068,457
Ultra Fund	4,924,180	4,395,583	3,486,715	3,236,545
MFS Variable Insurance Trust
Research Series	879,224	887,967	42,903	163,718
Growth Series	1,523,575	1,274,955	243,702	1,009,016
Investors Trust Series	370,103	163,707	156,980	163,024
New Discovery Series	3,586,293	2,086,924	3,672,910	2,930,084
Corporate Bond Portfolio	3,096,239	2,433,572	3,358,789	1,110,736
Emerging Markets Equity Portfolio	1,810,769	774,768	942,854	669,567
Technology Portfolio	3,223,467	3,023,587	4,375,590	2,025,038
Global Tactical Allocation Portfolio	327,063	284,879	269,611	205,946
International Intrinsic Value Portfolio	3,645,929	3,191,719	3,094,643	3,560,845
Utilities Series Portfolio	2,663,165	2,817,136	2,867,960	3,008,850
Blended Research Core Equity Portfolio	1,291,487	445,002	405,894	574,805
Global Real Estate Portfolio	482,125	244,916	236,390	317,088

48

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2021		2020
Portfolio	Purchases	Sales	Purchases	Sales
Lord Abbett Series Fund, Inc.
Growth & Income Portfolio	569,954	362,497	64,840	125,353
Mid-Cap Stock Portfolio	962,390	992,335	151,658	432,385
Bond-Debenture Portfolio	13,885,535	5,473,705	5,077,947	4,820,365
Fundamental Equity Portfolio	1,198,469	804,272	219,905	249,020
Developing Growth Portfolio	5,349,607	1,951,800	2,730,542	1,380,872
Short Duration Income Portfolio	14,100,193	10,672,063	9,068,908	9,431,497
Alger Fund
LargeCap Growth Portfolio	1,815,069	2,395,421	2,798,477	3,268,005
MidCap Growth Portfolio	2,983,885	1,804,749	1,471,842	1,750,547
Capital Appreciation Portfolio	1,530,089	1,577,372	1,328,723	1,097,766
SmallCap Growth Portfolio	321,153	98,507	68,046	136,567
Capital Appreciation Portfolio Class S	15,523,855	9,602,799	10,695,386	11,757,348
Calvert Variable Series, Inc.
Mid Cap Growth Portfolio	897,725	1,240,931	1,335,593	657,461
S&P 500 Index Portfolio	874,315	808,291	778,618	433,051
SRI Balanced Portfolio	3,295,695	361,583	2,021,950	493,388
Invesco Variable Insurance Funds
Technology Fund	586,730	1,119,638	587,128	372,710
Managed Volatility Fund	27,004	716,110	45,847	214,392
Diversified Dividend Fund	833,440	722,089	76,650	90,820
Health Care Fund	364,434	691,826	259,295	566,434
Global Real Estate Fund	3,689	12,857	79,141	189,302
International Growth Fund	197,205	272,779	296,283	341,591
Main Street Mid Cap Fund	77,651	172,336	84,293	55,944
Core Bond Fund	1,759,980	1,084,089	2,085,554	795,909
Discovery Mid Cap Growth Fund	4,191,065	1,052,586	1,585,393	1,023,130
Global Fund	2,172,344	1,385,475	1,297,523	1,544,621
Main Street Fund	2,401,929	2,516,773	2,022,875	2,403,463
Main Street Small Cap Fund	3,600,522	1,688,864	1,276,610	1,673,472
Balanced-Risk Allocation Fund	239,596	1,400	-	-
Core Plus Bond Fund	604,385	262,172	-	-
Equity and Income Fund	3,725,178	130,589	-	-
Small Cap Equity Fund	1,564,692	48,221	-	-
Equally Weighted S&P 500 Fund	1,449,510	3,491	-	-
Growth and Income Portfolio	187,900	262,065	102,660	168,507
Value Opportunities Fund	4,510	36,476	54,082	54,179
American Value Fund	48,948	78,280	62,175	90,497
J.P. Morgan Series Trust II
Core Bond Portfolio	345,203	340,533	549,251	875,859
Small Cap Core Portfolio	1,089,790	1,008,825	516,589	446,899
Rydex Variable Trust
Nova Fund	1,536,476	1,147,704	106,113	366,377
NASDAQ-100 Fund	3,087,862	3,504,891	827,826	368,466
U.S. Government Money Market Fund	49,998	9,119	83	37,810
Inverse S&P 500 Strategy Fund	885,922	12,275	129,471	96,513
Inverse NASDAQ-100 Strategy Fund	133,431	127,226	16,465	28,248
Inverse Government Long Bond Strategy Fund	30,093	34,175	2,936	2,237

49

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2021		2020
Portfolio	Purchases	Sales	Purchases	Sales
Government Long Bond 1.2x Strategy	15,171	133,046	6,737,092	6,344,006
NASDAQ-100 2x Strategy Fund	-	-	-	-
Inverse Dow 2x Strategy Fund	-	-	-	-
Rydex Variable Insurance Funds
Biotechnology Fund	922,778	2,595,618	2,262,325	2,199,288
S&P 500 Pure Growth Fund	1,665,861	1,631,430	1,394,079	1,786,004
S&P MidCap 400 Pure Growth Fund	251,810	345,369	131,543	352,998
Guggenheim Variable Insurance Funds
Long Short Equity Fund	217,046	464,387	219,109	75,389
Multi-Hedge Strategies Fund	271,744	745,995	384,327	573,573
Global Managed Futures Strategy Fund	128,380	147,767	36,026	102,868
Small Cap Value Fund	2,616,391	1,683,329	811,667	359,426
Profund Access VP High Yield Fund
Access VP High Yield Fund	956	5,485	103,952	200,082
Asia 30	107,988	67,608	89,147	92,170
Banks	143,768	114,855	22,277	35,313
Basic Materials	184,189	174,131	32,707	31,323
Bear	35,147	51,382	25,726	40,891
Biotechnology	45,963	60,548	306,460	369,263
Bull	406,485	139,756	526,043	1,403,007
Consumer Goods	92,608	158,616	354,102	305,524
Consumer Services	17,637	54,729	157,576	97,093
Dow 30	16,274	165,872	144,723	40,043
Emerging Markets	223	6,052	208,450	192,833
Europe 30	10,484	13,410	12,027	32,950
Falling U.S. Dollar	11,275	11,050	20,325	23,345
Financials	115,784	112,895	8,849	44,833
Health Care	71,394	191,473	274,079	297,085
Industrials	160,165	231,533	189,412	215,475
International	25,276	29,660	160,914	131,277
Internet	195,211	148,217	368,349	368,077
Japan	7,283	1,687	4,509	4,972
Large-Cap Growth	557,988	412,483	656,687	591,939
Large-Cap Value	38,366	63,888	293,430	397,698
Mid-Cap	127,480	151,657	2,624,090	4,934,409
Mid-Cap Growth	400,825	425,043	282,070	252,243
Mid-Cap Value	111,663	108,595	26,803	32,602
Government Money Market	2,324,505	4,048,310	8,031,525	6,920,955
Oil & Gas	268,385	225,455	256,310	281,714
NASDAQ-100	499,054	584,746	825,026	1,026,841
Pharmaceuticals	3,147	4,404	19,038	45,218
Precious Metals	568,194	599,815	837,926	1,269,667
Real Estate	91,037	59,151	100,058	255,472
Rising Rates Opportunity	670	8,233	1,743	9,309
Semiconductor	227,564	237,118	152,836	157,636
Short Dow 30	-	7,555	1,071,258	1,001,556
Short Emerging Markets	-	-	-	-
Short International	-	167	4,740	4,928
Short Mid-Cap	769	37	2,585	2,977
Short NASDAQ-100	-	3,394	14,378	9,495
Short Small-Cap	-	987	408,488	374,461

50

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2021		2020
Portfolio	Purchases	Sales	Purchases	Sales
Small-Cap	82,359	86,307	183,408	298,749
Small-Cap Growth	394,642	442,908	504,775	464,639
Small-Cap Value	230,951	359,007	223,783	112,741
Technology	442,928	620,339	671,562	636,949
Telecommunications	7,696	10,246	3,291	2,763
U.S. Government Plus	176,356	135,725	952,590	685,108
UltraBull	266,879	457,274	918,918	122,646
UltraMid-Cap	290,056	442,810	2,299,567	2,125,740
UltraNASDAQ-100	768,999	429,130	649,238	518,409
UltraShort Dow 30	597	111	101	135
UltraShort NASDAQ-100	699	389	9	99
UltraSmall-Cap	205,429	296,350	1,352,900	1,228,910
Utilities	51,142	91,261	186,045	123,602
VanEck Worldwide Insurance Trust
Global Resources Fund	3,895,019	5,760,482	1,230,221	1,253,629
Emerging Markets Fund	398,092	429,411	518,842	745,969
Emerging Markets Bond Fund	50,244	162,412	632,141	549,836
Janus Henderson Series
Global Technology and Innovation Portfolio	7,594,681	4,675,738	6,624,665	3,875,176
Overseas Portfolio	761,494	308,395	215,732	145,799
Research Portfolio	25,924	357,559	141,685	192,071
Enterprise Services Portfolio	10,074,203	3,798,286	7,660,875	4,750,807
Global Research Portfolio	688,750	267,607	252,874	241,990
Mid Cap Value Portfolio	1,340,255	1,270,356	1,060,411	818,506
Balanced Portfolio	31,778,671	7,260,460	19,522,642	10,382,276
Flexible Bond Portfolio	4,163,671	2,280,811	4,412,665	2,410,078
PIMCO Variable Insurance Trust
Total Return Portfolio	12,206,598	11,781,038	22,227,309	27,964,837
Low Duration Portfolio	17,289,217	8,335,346	14,063,563	11,137,068
High Yield Portfolio	5,352,033	5,208,332	10,456,508	12,103,359
Real Return Portfolio	10,140,889	6,109,607	4,939,161	4,582,092
All Asset Portfolio	1,349,430	1,614,002	554,217	1,017,855
Global Managed Asset Allocation Portfolio	400,472	81,237	372,768	94,916
Short-Term Portfolio	16,761,058	29,625,886	36,235,993	24,360,859
Emerging Markets Bond Portfolio	552,757	541,952	488,566	322,988
Global Bond Opportunities Portfolio	24,401	92,679	10,713	182,651
Commodity Real Return Strategy Portfolio	2,127,954	1,834,466	688,709	755,617
International Bond (USD-Hedged) Portfolio	1,132,189	578,115	716,897	366,899
Dynamic Bond Adv Portfolio	1,109,920	804,820	574,555	846,985
Income Advisor Portfolio	10,273,428	2,950,565	9,568,518	14,395,219
Goldman Sachs Variable Insurance Trust
Small Cap Equity Insights Fund	1,365,648	722,497	344,316	632,876
Large Cap Value Fund	547,487	141,800	30,750	36,830
Mid Cap Value Fund	996,442	928,544	537,410	487,808

51

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2021		2020
Portfolio	Purchases	Sales	Purchases	Sales
Neuberger Berman Advisors Management Trust
Mid-Cap Growth Portfolio	663,216	552,785	429,868	669,616
AMT Mid Cap Intrinsic Value Portfolio	1,998,755	1,696,541	88,709	236,448
BNY Mellon Variable Investment Fund
Appreciation Portfolio	481,850	251,619	263,971	325,300
International Value Portfolio	-	-	340	10,527
Sustainable U.S. Equity Portfolio	901	15,655	52,069	79,070
Morgan Stanley Variable Institutional Funds
Emerging Markets Debt Portfolio	2,119	2,370	20,074	46,921
Emerging Markets Equity Portfolio	16,361	68,524	247,130	252,872
Discovery Portfolio	47,845	83,560	131,182	127,527
U.S. Real Estate Portfolio	21,939	47,500	22,155	44,266
Northern Lights Variable Trust
Power Income Fund	10,601	634,716	49,636	179,851
Power Dividend Index Fund	76,288	381,021	480,087	7,187,180
AB Variable Products Series
Dynamic Asset Allocation Portfolio	195,289	410,387	399,251	234,740
Small Cap Growth Portfolio	138,339	137,280	70,248	119,297
Small Mid Cap Value Portfolio	4,297,110	2,027,808	802,689	820,473
BlackRock Variable Series Fund, Inc.
Basic Value Fund	1,400,825	758,276	704,808	1,132,597
Capital Appreciation Fund	252,025	189,367	195,478	124,060
Equity Dividend Fund	10,820,517	2,482,491	6,643,111	2,934,644
Global Allocation Fund	5,581,844	3,359,036	2,869,943	2,856,846
Advantage Large Cap Core Fund	238,514	102,092	151,540	324,249
Large Cap Focus Growth Fund	5,909,839	3,606,608	4,611,387	2,554,392
60/40 Target Allocation ETF Fund	4,073,077	1,286,993	2,747,177	872,311
Total Return Portfolio	333,664	33,867	603,905	149,028
S&P 500 Portfolio	157,741	246,079	400,363	114,429
Columbia Variable Portfolio
Contrarian Core 2 Portfolio	2,728,336	1,080,957	1,312,330	1,285,421
Dividend Opportunity Portfolio	1,846,040	1,104,113	797,914	732,112
Emerging Markets Bond Portfolio	798,984	1,065,565	293,464	1,203,560
High Yield Portfolio	2,536,957	1,104,586	1,357,192	1,068,271
Select Large-Cap Value Portfolio	3,964,551	697,002	212,780	801,230
Seligman Global Tech Portfolio	7,676,618	2,037,514	2,739,469	1,477,531
US Government Mortgage Portfolio	3,141,059	2,970,747	2,285,905	708,944
Strategic Income Portfolio	1,693,234	437,932	261,144	8,868
Emerging Markets Portfolio	370,195	31,677	-	-
DWS Variable Insurance Portfolios
Equity 500 Index Portfolio	13,916,445	9,956,970	11,020,997	6,534,665
Small Cap Index Portfolio	3,895,446	1,902,438	2,199,740	1,650,404
Alternative Asset Allocation Portfolio	156,245	252,123	85,006	351,024
Global Small Cap Portfolio	26,254	126,705	94,625	208,940
Small Mid Cap Value Portfolio	778,465	1,574,691	1,167,486	906,267
CROCI US Portfolio	15,815	31,819	61,759	103,948
High Income Portfolio	173,071	9,515	-	-
Eaton Vance Variable Trust
Floating Rate Income Portfolio	8,576,143	5,974,878	4,356,253	11,004,749

52

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2021		2020
Portfolio	Purchases	Sales	Purchases	Sales
Delaware Variable Insurance Portfolios
Total Return Portfolio	12,150	176,174	62,752	91,437
International Portfolio	151,890	71,703	410,580	424,779
Opportunity Portfolio	449,477	3,140,229	2,153,297	1,987,979
Covered Call Strategy Portfolio	-	-	19,583	131,673
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Fund	615,031	1,775,294	1,324,064	1,437,322
Income Fund	5,269,597	4,566,465	4,372,545	4,571,005
Global Bond Fund	5,176,257	3,205,185	5,619,120	3,537,138
Foreign Fund	7,132,105	5,658,564	4,035,197	3,587,353
Developing Markets Fund	517,115	874,030	434,002	897,538
Mutual Global Discovery Fund	741,501	1,489,795	1,315,883	1,726,011
Rising Dividends Fund	7,270,772	4,385,247	3,461,633	4,794,451
DynaTech 2 Fund	1,362,083	41,393	-	-
Multi-Asset Dynamic Multi-Strategy Portfolio	15,592	46,987	38,515	20,500
Delaware Ivy Variable Insurance Portfolios
Asset Strategy Portfolio	607,454	1,088,107	255,640	1,252,922
Balanced Portfolio	1,187,926	1,343,908	785,257	1,764,287
Global Equity Income Portfolio	229,159	296,272	111,357	233,283
Energy Portfolio	1,307,167	782,089	662,344	874,835
Global Bond Portfolio	474,763	946,256	449,884	520,415
Natural Resources Portfolio	363,813	375,635	193,059	301,592
Growth Portfolio	1,327,924	1,650,631	1,509,087	1,160,801
High Income Portfolio	3,814,061	5,581,830	4,803,111	4,413,787
International Core Equity Portfolio	743,972	1,412,931	898,412	1,143,158
Global Growth Portfolio	84,714	120,247	17,952	117,377
Mid Cap Growth Portfolio	5,634,127	3,934,078	4,744,647	2,399,652
Science and Technology Portfolio	7,662,844	2,611,784	5,231,706	2,620,004
Small Cap Growth Portfolio	1,638,070	1,743,000	613,755	1,767,107
SMID Cap Core Portfolio	1,970,772	3,985,900	1,974,430	1,924,212
Lazard Retirement Series, Inc.
International Equity Portfolio	167,451	341,891	187,758	134,796
Global Dynamic Multi Asset Portfolio	612,281	593,472	208,030	295,283
Legg Mason Partners Variable Equity Trust
Western Asset Variable Global High Yield Bond Portfo	1,289,582	491,247	500,876	308,321
ClearBridge Variable Mid Cap Portfolio	6,075,877	2,424,109	1,580,014	1,492,837
ClearBridge Variable Dividend Strategy Portfolio	12,443,539	3,333,659	15,077,607	8,351,519
ClearBridge Variable Small Cap Growth Portfolio	3,676,715	1,766,433	1,274,043	1,352,860
ClearBridge Variable Aggressive Growth Portfolio	640,668	413,512	109,815	259,615
Western Asset Variable Core Bond Plus Portfolio	26,405,907	8,747,197	14,308,901	13,835,801
ClearBridge Variable Large Cap Growth Portfolio	9,106,220	3,454,542	3,558,534	2,715,563
Pioneer Variable Contracts Trust
Fund Portfolio	371,273	274,790	114,984	82,324
Bond Portfolio	14,347,394	5,670,463	6,776,159	5,773,648
Strategic Income Portfolio	3,246,803	1,892,863	1,974,231	1,985,906
Equity Income Portfolio	2,385,078	3,179,445	2,331,846	2,557,631
High Yield Portfolio	107,670	160,289	85,891	232,980

53

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2021		2020
Portfolio	Purchases	Sales	Purchases	Sales
Prudential Series Funds
PGIM Jennison Focused Blend Portfolio	2,230	18,682	130	24,820
Natural Resources Portfolio	38,385	196,877	88,094	473,065
Mid-Cap Growth Portfolio	17,238	100,753	9,327	222,693
Royce Capital Fund
Micro-Cap Portfolio	187,385	296,786	42,161	182,167
Small Cap Portfolio	1,613,769	3,086,386	907,312	1,111,651
Alps Fund
Alerian Energy Infrastructure Portfolio	1,065,421	896,960	558,629	280,348
Red Rocks Global Opportunity Portfolio	513,357	346,818	562,531	386,561
American Funds IS
Asset Allocation Fund	34,242,276	12,887,194	23,778,287	10,460,405
Washington Mutual Investors Fund	11,357,089	7,353,825	6,145,739	5,537,671
Ultra-Short Bond Fund	12,862,433	15,616,363	32,511,593	20,732,576
Capital Income Builder Fund	4,664,185	3,657,523	2,319,686	3,016,200
Global Growth Fund	13,368,691	4,056,420	5,930,929	2,628,088
Capital World Growth and Income Fund	5,131,561	1,885,584	4,002,907	1,440,509
Global Small Capitalization Fund	4,081,219	2,103,616	1,091,828	877,246
Growth Fund	25,715,136	9,163,360	7,620,054	7,461,345
Growth-Income Fund	24,894,157	11,143,854	8,840,817	6,951,437
International Fund	4,980,080	1,755,258	2,010,285	2,117,798
International Growth and Income Fund	3,245,531	1,594,911	1,509,469	1,237,756
New World Fund	8,999,559	5,051,668	3,907,448	4,584,180
U.S. Government Securities Fund	21,465,896	20,331,659	36,315,193	16,586,411
Invesco Oppenheimer
International Growth Fund	10,603,575	2,368,168	3,397,437	1,701,586
T. Rowe Price
Blue Chip Growth Portfolio	23,044,910	8,032,551	11,316,063	9,441,364
Health Sciences Portfolio	10,512,874	3,829,396	7,329,478	3,414,090
John Hancock Variable Insurance Trust
Financial Industries Portfolio	2,613,162	497,279	490,398	217,102
Fundamental All Cap Core Portfolio	1,750,583	1,448,588	4,054	2,954
Select Bond Portfolio	251,587	144,409	261,858	112,585
Strategic Income Opportunities Portfolio	509,663	81,542	182,525	52,277
Federated Hermes
High Income Bond Portfolio	2,560,737	1,816,966	411,920	339,197
Kaufmann Portfolio	4,197,711	2,162,913	3,024,717	223,295
Managed Volatility Portfolio	386,289	23,411	284,898	245,768
Principal Variable Contracts
Blue Chip Fund	98,900	16,871	-	-
Equity Income Fund	174,401	44,035	-	-
Diversified Balance Fund	409,081	89,891	-	-
Diversified Growth Fund	256,504	772	-	-
Diversified Income Fund	830,298	34,594	-	-

54

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

4.	Summary of Changes from Unit Transactions

Transactions in units for the years ended December 31, 2021 and 2020 were as follows:

	2021			2020
			Net Increase/			Net Increase/
Portfolio	Purchases	Sales	(Decrease)	Purchases	Sales	(Decrease)

Fidelity Variable Insurance Products
Government Money Market Portfolio	441,633	249,821	191,812	1,527,031	1,206,490	320,541
High Income Portfolio	87,056	120,730	(33,674)	303,564	522,594	(219,030)
Equity-Income Portfolio	7,473	28,435	(20,962)	11,165	34,354	(23,189)
Growth Portfolio	11,117	12,337	(1,220)	24,521	51,907	(27,386)
Overseas Portfolio	51,507	91,341	(39,834)	30,292	54,480	(24,188)
Mid Cap Portfolio	212,984	166,401	46,583	92,123	149,238	(57,115)
Asset Manager Portfolio	180	4,407	(4,227)	163	8,789	(8,626)
Investment Grade Bond Portfolio	88,253	17,229	71,024	64,897	76,012	(11,115)
Index 500 Portfolio	20,037	105,292	(85,255)	157,593	118,319	39,274
Contrafund Portfolio	461,952	278,549	183,403	213,902	251,525	(37,623)
Asset Manager: Growth Portfolio	672	1,260	(588)	1,460	2,477	(1,017)
Balanced Portfolio	19,805	29,620	(9,815)	25,271	21,338	3,933
Growth & Income Portfolio	21,582	19,140	2,442	55,123	61,704	(6,581)
Growth Opportunities Portfolio	1,216,827	303,105	913,722	894,271	270,669	623,602
Value Strategies Portfolio	61,647	75,293	(13,646)	37,773	86,816	(49,043)
Strategic Income Portfolio	422,870	169,728	253,142	238,664	165,393	73,271
Emerging Markets Portfolio	243,795	158,433	85,362	62,157	53,636	8,521
Real Estate Portfolio	219,497	210,584	8,913	217,865	166,398	51,467
Funds Manager 50% Portfolio	119,385	265,947	(146,562)	674,516	412,415	262,101
Funds Manager 70% Portfolio	81,848	19,272	62,576	26,595	10,365	16,230
Funds Manager 85% Portfolio	30,252	4,735	25,517	14,322	20,571	(6,249)
Government Money Market Portfolio Service Class 2	277,129	339,137	(62,008)	190,465	123,574	66,891
International Capital Appreciation Portfolio	177,119	21,799	155,320	47,011	447	46,564
American Century Variable
Portfolios, Inc.
Balanced Fund	301,554	180,211	121,343	127,873	41,760	86,113
Capital Appreciation Fund	7,288	4,962	2,326	12,431	27,136	(14,705)
International Fund	45,827	60,317	(14,490)	36,410	62,132	(25,722)
Value Fund	835,856	579,851	256,005	520,510	378,548	141,962
Disciplined Core Value Fund	317,747	82,584	235,163	121,142	37,661	83,481
Inflation Protection Fund	597,882	180,199	417,683	156,513	131,457	25,056
Large Company Value Fund	22,233	18,036	4,197	4,309	14,166	(9,857)
Mid Cap Value Fund	421,271	229,639	191,632	261,070	163,978	97,092
Ultra Fund	136,768	103,752	33,016	98,286	107,396	(9,110)
MFS Variable Insurance Trust
Research Series	18,982	19,529	(547)	664	4,577	(3,913)
Growth Series	19,215	20,636	(1,421)	2,608	21,894	(19,286)
Investors Trust Series	9,270	3,938	5,332	4,821	5,487	(666)
New Discovery Series	75,686	56,591	19,095	133,431	97,657	35,774
Corporate Bond Portfolio	229,720	191,983	37,737	258,248	87,413	170,835
Emerging Markets Equity Portfolio	154,176	58,892	95,284	62,427	62,001	426
Technology Portfolio	86,554	67,621	18,933	127,893	63,829	64,064
Global Tactical Allocation Portfolio	18,290	19,122	(832)	14,991	15,097	(106)
International Intrinsic Value Portfolio	155,342	127,445	27,897	144,284	170,871	(26,587)
Utilities Series Portfolio	118,987	135,190	(16,203)	149,724	177,428	(27,704)
Blended Research Core Equity Portfolio	60,054	22,714	37,340	21,639	39,627	(17,988)
Global Real Estate Portfolio	40,554	19,746	20,808	22,656	33,047	(10,391)

55

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2021			2020
			Net Increase/			Net Increase/
Portfolio	Purchases	Sales	(Decrease)	Purchases	Sales	(Decrease)
Lord Abbett Series Fund, Inc.
Growth & Income Portfolio	12,787	11,974	813	1,912	4,341	(2,429)
Mid-Cap Stock Portfolio	20,637	26,188	(5,551)	6,857	17,962	(11,105)
Bond-Debenture Portfolio	918,836	367,968	550,868	331,839	357,912	(26,073)
Fundamental Equity Portfolio	75,934	39,771	36,163	14,200	15,216	(1,016)
Developing Growth Portfolio	173,791	60,273	113,518	83,645	53,441	30,204
Short Duration Income Portfolio	1,294,427	991,713	302,714	827,779	887,123	(59,344)
Alger Fund
LargeCap Growth Portfolio	8,388	47,644	(39,256)	60,695	99,595	(38,900)
MidCap Growth Portfolio	24,173	37,822	(13,649)	26,476	52,961	(26,485)
Capital Appreciation Portfolio	9,301	22,604	(13,303)	16,922	25,471	(8,549)
SmallCap Growth Portfolio	441	1,831	(1,390)	55	3,843	(3,788)
Capital Appreciation Portfolio Class S	143,930	234,183	(90,253)	158,499	396,465	(237,966)
Calvert Variable Series, Inc.
Mid Cap Growth Portfolio	36,622	47,876	(11,254)	67,759	33,482	34,277
S&P 500 Index Portfolio	20,260	19,879	381	38,119	18,098	20,021
SRI Balanced Portfolio	219,504	21,677	197,827	160,015	41,761	118,254
Invesco Variable Insurance Funds
Technology Fund	10,557	24,365	(13,808)	13,511	11,299	2,212
Managed Volatility Fund	481	23,621	(23,140)	743	8,163	(7,420)
Diversified Dividend Fund	59,764	49,777	9,987	3,260	7,331	(4,071)
Health Care Fund	6,218	18,293	(12,075)	7,361	18,280	(10,919)
Global Real Estate Fund	38	810	(772)	7,361	18,233	(10,872)
International Growth Fund	12,639	18,337	(5,698)	23,223	28,353	(5,130)
Main Street Mid Cap Fund	3,826	8,045	(4,219)	2,267	3,602	(1,335)
Core Bond Fund	138,240	89,132	49,108	169,766	66,108	103,658
Discovery Mid Cap Growth Fund	154,092	38,937	115,155	73,737	51,363	22,374
Global Fund	101,223	68,083	33,140	72,018	98,758	(26,740)
Main Street Fund	95,416	128,894	(33,478)	90,488	169,642	(79,154)
Main Street Small Cap Fund	189,248	86,193	103,055	91,343	124,998	(33,655)
Balanced-Risk Allocation Fund	22,107	82	22,025	-	-	-
Core Plus Bond Fund	58,904	25,966	32,938	-	-	-
Equity and Income Fund	357,073	10,647	346,426	-	-	-
Small Cap Equity Fund	151,225	4,519	146,706	-	-	-
Equally Weighted S&P 500 Fund	138,866	-	138,866	-	-	-
Growth and Income Portfolio	9,617	12,783	(3,166)	6,672	11,209	(4,537)
Value Opportunities Fund	247	2,354	(2,107)	5,119	5,183	(64)
American Value Fund	2,092	3,620	(1,528)	4,459	6,406	(1,947)
J.P. Morgan Series Trust II
Core Bond Portfolio	23,212	24,982	(1,770)	40,148	65,194	(25,046)
Small Cap Core Portfolio	24,798	24,417	381	15,787	16,980	(1,193)
Rydex Variable Trust
Nova Fund	32,844	23,820	9,024	1,822	12,540	(10,718)
NASDAQ-100 Fund	38,099	44,633	(6,534)	11,975	6,822	5,153
U.S. Government Money Market Fund	5,642	840	4,802	-	4,068	(4,068)
Inverse S&P 500 Strategy Fund	1,348,815	4,998	1,343,817	104,997	87,067	17,930
Inverse NASDAQ-100 Strategy Fund	456,974	430,956	26,018	38,279	55,086	(16,807)
Inverse Government Long Bond Strategy Fund	11,920	14,540	(2,620)	1,667	1,076	591

56

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2021			2020
			Net Increase/			Net Increase/
Portfolio	Purchases	Sales	(Decrease)	Purchases	Sales	(Decrease)
Government Long Bond 1.2x Strategy	776	7,083	(6,307)	274,663	267,710	6,953
NASDAQ-100 2x Strategy Fund	-	-	-	-	-	-
Inverse Dow 2x Strategy Fund	-	-	-	-	-	-
Rydex Variable Insurance Funds
Biotechnology Fund	14,601	92,795	(78,194)	77,523	92,596	(15,073)
S&P 500 Pure Growth Fund	59,420	54,957	4,463	27,989	74,618	(46,629)
S&P MidCap 400 Pure Growth Fund	7,347	17,198	(9,851)	5,791	23,927	(18,136)
Guggenheim Variable Insurance Funds
Long Short Equity Fund	15,636	33,236	(17,600)	19,582	5,991	13,591
Multi-Hedge Strategies Fund	21,214	63,863	(42,649)	34,240	52,615	(18,375)
Global Managed Futures Strategies Fund	12,558	15,573	(3,015)	2,658	11,098	(8,440)
Small Cap Value Fund	153,968	88,144	65,824	47,204	26,219	20,985
Profund Access VP High Yield Fund
Access VP High Yield Fund	-	285	(285)	6,603	12,291	(5,688)
Asia 30	4,801	3,355	1,446	6,686	7,380	(694)
Banks	20,652	15,227	5,425	4,683	7,304	(2,621)
Basic Materials	10,573	9,755	818	2,433	2,628	(195)
Bear	35,546	55,752	(20,206)	20,125	29,899	(9,774)
Biotechnology	1,196	1,517	(321)	8,732	11,639	(2,907)
Bull	16,296	5,518	10,778	29,001	81,930	(52,929)
Consumer Goods	3,136	6,277	(3,141)	17,915	15,847	2,068
Consumer Services	216	1,712	(1,496)	4,913	3,677	1,236
Dow 30	338	8,204	(7,866)	5,954	2,026	3,928
Emerging Markets	26	577	(551)	33,622	35,618	(1,996)
Europe 30	911	1,173	(262)	1,640	4,306	(2,666)
Falling U.S. Dollar	2,177	2,177	-	4,143	4,700	(557)
Financials	9,595	9,444	151	837	5,911	(5,074)
Health Care	1,716	6,205	(4,489)	9,783	11,979	(2,196)
Industrials	6,354	9,575	(3,221)	10,448	12,737	(2,289)
International	3,365	3,593	(228)	23,271	23,817	(546)
Internet	2,196	2,267	(71)	8,416	8,986	(570)
Japan	81	87	(6)	543	448	95
Large-Cap Growth	12,315	12,084	231	23,401	25,013	(1,612)
Large-Cap Value	1,939	3,150	(1,211)	17,136	29,266	(12,130)
Mid-Cap	5,809	7,058	(1,249)	180,658	365,690	(185,032)
Mid-Cap Growth	14,461	16,817	(2,356)	13,216	12,888	328
Mid-Cap Value	5,683	5,474	209	1,496	2,325	(829)
Government Money Market	291,590	516,692	(225,102)	1,047,606	885,493	162,113
Oil & Gas	39,546	33,662	5,884	43,379	53,397	(10,018)
NASDAQ-100	8,070	11,054	(2,984)	22,900	30,296	(7,396)
Pharmaceuticals	95	149	(54)	1,160	2,549	(1,389)
Precious Metals	114,136	120,366	(6,230)	177,075	258,680	(81,605)
Real Estate	6,314	3,734	2,580	9,053	20,203	(11,150)
Rising Rates Opportunity	583	6,400	(5,817)	1,578	7,915	(6,337)
Semiconductor	5,405	5,754	(349)	7,199	7,666	(467)
Short Dow 30	(3)	8,042	(8,045)	1,016,268	1,008,424	7,844
Short Emerging Markets	-	-	-	-	-	-
Short International	-	16	(16)	1,634	1,671	(37)
Short Mid-Cap	-	-	-	2,065	2,424	(359)
Short NASDAQ-100	-	7,909	(7,909)	23,614	16,064	7,550
Short Small-Cap	(2)	1,551	(1,553)	367,212	367,570	(358)

57

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2021			2020
			Net Increase/			Net Increase/
Portfolio	Purchases	Sales	(Decrease)	Purchases	Sales	(Decrease)
Small-Cap	3,750	4,165	(415)	15,081	22,349	(7,268)
Small-Cap Growth	14,527	17,581	(3,054)	24,644	25,245	(601)
Small-Cap Value	12,007	19,151	(7,144)	17,861	11,048	6,813
Technology	8,110	12,329	(4,219)	20,415	19,205	1,210
Telecommunications	520	706	(186)	297	225	72
U.S. Government Plus	6,144	7,050	(906)	39,940	30,024	9,916
UltraBull	6,411	10,836	(4,425)	14,505	4,983	9,522
UltraMid-Cap	8,942	14,518	(5,576)	125,333	114,564	10,769
UltraNASDAQ-100	2,578	2,197	381	5,361	4,952	409
UltraShort Dow 30	-	1,144	(1,144)	-	599	(599)
UltraShort NASDAQ-100	40,581	25,567	15,014	1	1,348	(1,347)
UltraSmall-Cap	8,389	14,006	(5,617)	104,588	88,590	15,998
Utilities	2,228	4,404	(2,176)	8,534	6,856	1,678
VanEck Worldwide Insurance Trust
Global Resources Fund	306,051	402,824	(96,773)	157,027	132,823	24,204
Emerging Markets Fund	7,097	8,001	(904)	12,144	18,694	(6,550)
Emerging Markets Bond Fund	1,575	9,613	(8,038)	39,913	36,296	3,617
Janus Henderson Series
Global Technology and Innovation Portfolio	231,524	115,669	115,855	153,006	96,535	56,471
Overseas Portfolio	62,098	23,791	38,307	21,495	15,127	6,368
Research Portfolio	76	10,176	(10,100)	3,707	8,079	(4,372)
Enterprise Services Portfolio	316,932	142,400	174,532	294,875	222,911	71,964
Global Research Portfolio	28,765	9,812	18,953	10,635	13,049	(2,414)
Mid Cap Value Portfolio	83,456	69,345	14,111	61,912	50,609	11,303
Balanced Portfolio	1,685,848	330,624	1,355,224	1,018,435	600,003	418,432
Flexible Bond Portfolio	326,031	184,061	141,970	367,933	200,434	167,499
PIMCO Variable Insurance Trust
Total Return Portfolio	804,693	914,370	(109,677)	1,670,377	2,193,134	(522,757)
Low Duration Portfolio	1,693,739	779,316	914,423	1,365,809	1,072,501	293,308
High Yield Portfolio	329,227	330,783	(1,556)	708,788	842,632	(133,844)
Real Return Portfolio	728,078	444,608	283,470	406,446	392,872	13,574
All Asset Portfolio	65,474	108,793	(43,319)	32,980	86,091	(53,111)
Global Managed Asset Allocation Portfolio	20,386	4,913	15,473	25,440	7,561	17,879
Short-Term Portfolio	1,618,848	2,853,302	(1,234,454)	3,559,634	2,331,640	1,227,994
Emerging Markets Bond Portfolio	37,695	41,300	(3,605)	33,369	25,171	8,198
Global Bond Opportunities Portfolio	1,680	8,699	(7,019)	525	18,867	(18,342)
Commodity Real Return Strategy Portfolio	275,170	281,687	(6,517)	99,462	162,249	(62,787)
International Bond (USD-Hedged) Portfolio	96,125	48,578	47,547	52,727	30,837	21,890
Dynamic Bond Adv Portfolio	93,820	70,684	23,136	48,911	78,580	(29,669)
Income Advisor Portfolio	861,073	250,227	610,846	794,669	1,417,751	(623,082)
Goldman Sachs Variable Insurance Trust
Small Cap Equity Insights Fund	37,511	26,382	11,129	20,493	36,049	(15,556)
Large Cap Value Fund	21,165	5,849	15,316	1,316	1,919	(603)
Mid Cap Value Fund	14,863	27,654	(12,791)	21,924	19,943	1,981

58

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2021			2020
			Net Increase/			Net Increase/
Portfolio	Purchases	Sales	(Decrease)	Purchases	Sales	(Decrease)
Neuberger Berman Advisors Management Trust
Mid-Cap Growth Portfolio	11,019	11,715	(696)	10,398	19,077	(8,679)
AMT Mid Cap Intrinsic Value Portfolio	82,956	68,516	14,440	5,347	15,948	(10,601)
BNY Mellon Variable Investment Fund
Appreciation Portfolio	15,294	8,315	6,979	11,229	14,915	(3,686)
International Value Portfolio	-	-	-	8	1,479	(1,471)
Sustainable U.S. Equity Portfolio	15	606	(591)	2,503	3,923	(1,420)
Morgan Stanley Variable Institutional Funds
Emerging Markets Debt Portfolio	26	101	(75)	1,324	3,287	(1,963)
Emerging Markets Equity Portfolio	979	4,651	(3,672)	20,598	21,282	(684)
Discovery Portfolio	46	1,325	(1,279)	3,698	3,899	(201)
U.S. Real Estate Portfolio	1,428	2,958	(1,530)	1,764	3,770	(2,006)
Northern Lights Variable Trust
Power Income Fund	1,193	67,727	(66,534)	4,062	18,241	(14,179)
Power Dividend Index Fund	6,448	38,309	(31,861)	56,931	834,309	(777,378)
AB Variable Products Series
Dynamic Asset Allocation Portfolio	10,505	28,739	(18,234)	28,552	15,381	13,171
Small Cap Growth Portfolio	10,157	10,255	(98)	2,106	4,300	(2,194)
Small Mid Cap Value Portfolio	228,187	93,399	134,788	43,499	48,950	(5,451)
BlackRock Variable Series Fund, Inc.
Basic Value Fund	49,164	34,360	14,804	37,405	69,838	(32,433)
Capital Appreciation Fund	105	4,787	(4,682)	2,813	3,815	(1,002)
Equity Dividend Fund	330,222	103,549	226,673	332,589	172,026	160,563
Global Allocation Fund	188,807	195,850	(7,043)	130,514	191,064	(60,550)
Advantage Large Cap Core Fund	378	3,210	(2,832)	4,690	15,478	(10,788)
Large Cap Focus Growth Fund	122,842	96,564	26,278	164,613	98,273	66,340
60/40 Target Allocation ETF Fund	234,897	82,983	151,914	215,549	64,745	150,804
Total Return Portfolio	27,976	2,300	25,676	45,834	12,845	32,989
S&P 500 Portfolio	68	14,523	(14,455)	24,715	8,075	16,640
Columbia Variable Portfolio
Contrarian Core 2 Portfolio	132,166	42,350	89,816	72,119	65,758	6,361
Dividend Opportunity Portfolio	113,696	60,360	53,336	58,473	50,463	8,010
Emerging Markets Bond Portfolio	52,019	83,993	(31,974)	9,098	100,434	(91,336)
High Yield Portfolio	173,653	77,468	96,185	91,189	86,624	4,565
Select Large-Cap Value Portfolio	272,550	45,570	226,980	20,421	76,111	(55,690)
Seligman Global Tech Portfolio	336,932	91,881	245,051	159,452	90,520	68,932
US Government Mortgage Portfolio	297,889	280,773	17,116	210,582	64,954	145,628
Strategic Income Portfolio	143,204	37,443	105,761	23,343	762	22,581
Emerging Markets Portfolio	38,880	3,469	35,411	-	-	-
DWS Variable Insurance Portfolios
Equity 500 Index Portfolio	536,238	341,521	194,717	427,403	282,903	144,500
Small Cap Index Portfolio	159,370	73,251	86,119	106,589	91,461	15,128
Alternative Asset Allocation Portfolio	11,663	20,198	(8,535)	6,013	34,840	(28,827)
Global Small Cap Portfolio	1,534	6,847	(5,313)	7,665	14,892	(7,227)
Small Mid Cap Value Portfolio	44,191	81,277	(37,086)	59,370	67,039	(7,669)
CROCI US Portfolio	781	1,865	(1,084)	3,080	7,227	(4,147)
High Income Portfolio	17,097	925	16,172	-	-	-
Eaton Vance Variable Trust
Floating Rate Income Portfolio	704,156	498,582	205,574	343,589	977,329	(633,740)

59

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2021			2020
Portfolio	Purchases	Sales	Net Increase/ (Decrease)	Purchases	Sales	Net Increase/ (Decrease)
Delaware Variable Insurance Portfolios
Total Return Portfolio	516	12,806	(12,290)	1,618	7,284	(5,666)
International Portfolio	7,493	3,742	3,751	7,249	31,895	(24,646)
Opportunity Portfolio	7,495	177,249	(169,754)	40,797	154,294	(113,497)
Covered Call Strategy Portfolio	-	-	-	189	12,121	(11,932)
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Fund	26,647	95,412	(68,765)	74,265	94,958	(20,693)
Income Fund	297,252	287,743	9,509	254,284	341,278	(86,994)
Global Bond Fund	574,978	326,074	248,904	336,924	336,139	785
Foreign Fund	566,300	444,064	122,236	326,800	335,256	(8,456)
Developing Markets Fund	32,298	60,767	(28,469)	20,661	77,990	(57,329)
Mutual Global Discovery Fund	34,927	83,081	(48,154)	82,068	127,005	(44,937)
Rising Dividends Fund	308,443	160,607	147,836	109,919	213,358	(103,439)
DynaTech 2 Fund	130,987	3,913	127,074	-	-	-
Multi-Asset Dynamic Multi-Strategy Portfolio	519	3,241	(2,722)	2,759	1,365	1,394
Delaware Ivy Variable Insurance Portfolios
Asset Strategy Portfolio	13,239	66,050	(52,811)	9,817	89,480	(79,663)
Balanced Portfolio	38,512	68,442	(29,930)	19,270	103,167	(83,897)
Global Equity Income Portfolio	13,155	17,226	(4,071)	5,447	13,323	(7,876)
Energy Portfolio	250,914	166,393	84,521	165,813	198,318	(32,505)
Global Bond Portfolio	37,473	80,126	(42,653)	37,334	47,626	(10,292)
Natural Resources Portfolio	55,466	55,566	(100)	28,948	54,755	(25,807)
Growth Portfolio	32,461	42,610	(10,149)	38,906	38,707	199
High Income Portfolio	225,917	411,611	(185,694)	347,170	377,318	(30,148)
International Core Equity Portfolio	47,974	83,339	(35,365)	63,019	86,856	(23,837)
Global Growth Portfolio	1,788	4,974	(3,186)	977	6,075	(5,098)
Mid Cap Growth Portfolio	133,213	112,720	20,493	165,614	94,527	71,087
Science and Technology Portfolio	98,407	66,095	32,312	137,252	84,961	52,291
Small Cap Growth Portfolio	35,063	67,913	(32,850)	40,173	103,894	(63,721)
SMID Cap Core Portfolio	99,167	161,191	(62,024)	86,091	108,741	(22,650)
Lazard Retirement Series, Inc.
International Equity Portfolio	9,599	21,873	(12,274)	11,700	10,158	1,542
Global Dynamic Multi Asset Portfolio	36,163	36,388	(225)	13,847	19,259	(5,412)
Legg Mason Partners Variable Equity Trust
Western Asset Variable Global High Yield Bond Portfolio	90,235	34,164	56,071	34,226	22,570	11,656
ClearBridge Variable Mid Cap Portfolio	214,190	94,338	119,852	86,459	76,917	9,542
ClearBridge Variable Dividend Strategy Portfolio	396,873	125,164	271,709	754,678	475,223	279,455
ClearBridge Variable Small Cap Growth Portfolio	117,845	58,428	59,417	40,410	56,569	(16,159)
ClearBridge Variable Aggressive Growth Portfolio	22,652	27,136	(4,484)	1,844	22,643	(20,799)
Western Asset Variable Core Bond Plus Portfolio	2,206,872	723,160	1,483,712	1,177,295	1,200,820	(23,525)
ClearBridge Variable Large Cap Growth Portfolio	425,387	172,512	252,875	198,444	167,824	30,620
Pioneer Variable Contracts Trust
Fund Portfolio	10,038	9,263	775	2,421	3,212	(791)
Bond Portfolio	1,025,809	433,262	592,547	480,522	461,711	18,811
Strategic Income Portfolio	225,359	144,098	81,261	134,259	160,231	(25,972)
Equity Income Portfolio	120,661	137,030	(16,369)	94,779	140,051	(45,272)
High Yield Portfolio	4,301	10,508	(6,207)	2,895	17,595	(14,700)

60

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	2021			2020
			Net Increase/			Net Increase/
Portfolio	Purchases	Sales	(Decrease)	Purchases	Sales	(Decrease)
Prudential Series Funds
PGIM Jennison Focused Blend Portfolio	87	413	(326)	10	874	(864)
Natural Resources Portfolio	5,504	28,286	(22,782)	19,772	90,899	(71,127)
Mid-Cap Growth Portfolio	573	3,185	(2,612)	366	9,420	(9,054)
Royce Capital Fund
Micro-Cap Portfolio	10,055	17,247	(7,192)	3,791	17,152	(13,361)
Small Cap Portfolio	95,465	178,239	(82,774)	71,621	88,121	(16,500)
Alps Fund
Alerian Energy Infrastructure Portfolio	116,191	112,870	3,321	92,321	49,454	42,867
Red Rocks Global Opportunity Portfolio	25,818	18,280	7,538	29,942	30,373	(431)
American Funds IS
Asset Allocation Fund	1,933,869	726,908	1,206,961	1,763,189	721,734	1,041,455
Washington Mutual Investors Fund	679,141	415,632	263,509	441,140	410,751	30,389
Ultra-Short Bond Fund	1,385,310	1,654,719	(269,409)	3,463,282	2,195,677	1,267,605
Capital Income Builder Fund	343,633	277,068	66,565	183,204	266,907	(83,703)
Global Growth Fund	611,763	182,934	428,829	352,553	154,640	197,913
Capital World Growth and Income Fund	287,071	108,087	178,984	281,494	109,810	171,684
Global Small Capitalization Fund	240,414	119,072	121,342	62,433	67,520	(5,087)
Growth Fund	775,593	309,222	466,371	343,235	334,283	8,952
Growth-Income Fund	1,299,690	549,128	750,562	503,963	430,151	73,812
International Fund	360,837	121,582	239,255	186,716	188,965	(2,249)
International Growth and Income Fund	253,244	127,405	125,839	145,014	122,239	22,775
New World Fund	541,247	318,863	222,384	320,090	370,517	(50,427)
U.S. Government Securities Fund	1,688,597	1,840,730	(152,133)	3,200,373	1,480,564	1,719,809
Invesco Oppenheimer
International Growth Fund	638,204	158,344	479,860	288,592	142,134	146,458
T. Rowe Price
Blue Chip Growth Portfolio	807,538	335,936	471,602	538,971	502,003	36,968
Health Sciences Portfolio	580,079	215,075	365,004	462,744	250,914	211,830
John Hancock Variable Insurance Trust
Financial Industries Portfolio	194,711	37,335	157,376	47,703	22,632	25,071
Fundamental All Cap Core Portfolio	100,497	79,064	21,433	148	154	(6)
Select Bond Portfolio	21,418	12,302	9,116	22,463	9,905	12,558
Strategic Income Opportunities Portfolio	44,558	6,799	37,759	17,524	4,463	13,061
Federated Hermes
High Income Bond Portfolio	231,953	165,781	66,172	38,791	33,146	5,645
Kaufmann Portfolio	287,076	153,981	133,095	245,285	16,841	228,444
Managed Volatility Portfolio	32,687	1,734	30,953	30,035	25,997	4,038
Principal Variable Contracts
Blue Chip Fund	8,870	1,484	7,386	-	-	-
Equity Income Fund	16,606	4,118	12,488	-	-	-
Diversified Balance Fund	38,526	8,537	29,989	-	-	-
Diversified Growth Fund	24,924	-	24,924	-	-	-
Diversified Income Fund	78,398	2,918	75,480	-	-	-

61

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

5.	Financial Highlights

The Company sells a number of variable annuity insurance products which have unique combinations of features and fees that are charged against the contract owner’s account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

The following table was developed by determining which products offered by the Company have the lowest and highest total return. Only product designs within each portfolio that had units outstanding during the respective periods were considered when determining the lowest and highest total return. The summary may not reflect the minimum and maximum contract charges offered by the Company as contract owners may not have selected all available and applicable contract options.

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Net assets represented by
Fidelity Variable Insurance Products
Government Money Market Portfolio
2021	1,121,947	$7.60 to 13.17	$11,180,275	0.01%	0.95% to 1.55%	-2.61% to -0.94%
2020	930,135	7.81 to 13.36	$9,787,427	0.30%	0.95% to 1.55%	-2.30% to -0.63%
2019	609,594	7.99 to 13.50	$6,389,717	1.45%	0.95% to 1.55%	-0.90% to 1.05%
2018	1,066,545	8.11 to 13.42	$11,296,135	0.96%	0.95% to 1.55%	-1.27% to 0.69%
2017	1,222,766	8.06 to 13.39	$12,927,349	0.46%	0.95% to 1.55%	-2.35% to -0.28%

High Income Portfolio
2021	345,235	10.30 to 29.41	$5,927,974	5.15%	0.95% to 1.65%	2.02% to 3.30%
2020	378,909	10.83 to 28.47	$6,587,049	3.59%	0.95% to 1.65%	0.19% to 1.45%
2019	597,939	11.01 to 28.06	$12,059,687	7.32%	0.95% to 1.55%	12.27% to 13.68%
2018	273,526	9.72 to 24.69	$4,109,077	13.31%	0.95% to 1.55%	-5.74% to -4.54%
2017	389,972	10.21 to 25.86	$6,022,440	2.99%	0.95% to 1.55%	4.59% to 5.91%

Equity-Income Portfolio
2021	164,506	23.62 to 78.19	$7,336,927	1.77%	0.95% to 1.55%	21.35% to 23.43%
2020	185,468	19.42 to 63.49	$6,685,108	1.54%	0.95% to 1.55%	3.66% to 5.43%
2019	208,657	17.05 to 60.34	$7,166,866	1.91%	0.95% to 1.55%	23.47% to 25.91%
2018	245,323	13.81 to 48.02	$6,570,148	2.14%	0.95% to 1.55%	-11.17% to -9.41%
2017	300,652	14.93 to 53.10	$8,907,143	1.47%	0.95% to 1.55%	9.11% to 11.59%

Growth Portfolio
2021	102,122	43.21 to 128.57	$10,655,095	0.00%	0.95% to 1.55%	20.11% to 21.74%
2020	103,342	39.25 to 105.81	$9,135,476	0.07%	0.95% to 1.55%	40.08% to 42.19%
2019	130,728	26.82 to 74.57	$7,729,119	0.22%	0.95% to 1.55%	30.73% to 32.71%
2018	150,717	21.32 to 56.30	$6,756,009	0.22%	0.95% to 1.55%	-2.86% to -1.38%
2017	172,145	21.80 to 57.20	$7,746,338	0.20%	0.95% to 1.55%	31.56% to 33.55%

Overseas Portfolio
2021	243,061	20.09 to 40.38	$7,023,296	0.34%	0.95% to 1.65%	16.27% to 18.26%
2020	282,895	17.25 to 34.21	$6,929,633	0.22%	0.95% to 1.65%	12.32% to 14.24%
2019	307,083	13.23 to 30.01	$6,565,374	1.55%	0.95% to 1.55%	23.86% to 26.30%
2018	341,634	10.68 to 23.82	$5,760,737	1.32%	0.95% to 1.55%	-17.50% to -15.86%
2017	395,965	12.82 to 28.36	$8,054,715	1.22%	0.95% to 1.55%	25.91% to 28.76%

Mid Cap Portfolio
2021	712,340	11.81 to 65.11	$20,066,480	0.40%	0.95% to 1.65%	22.27% to 24.12%
2020	665,757	13.35 to 52.45	$16,098,689	0.36%	0.95% to 1.65%	14.67% to 16.75%
2019	722,872	11.47 to 44.93	$15,243,046	0.71%	0.95% to 1.55%	19.83% to 22.01%
2018	729,226	9.43 to 36.82	$12,880,026	0.46%	0.95% to 1.55%	-17.10% to -15.58%
2017	748,760	11.21 to 43.62	$15,996,166	0.52%	0.95% to 1.55%	16.58% to 19.40%

62

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Asset Manager Portfolio
2021	31,626	20.70 to 43.48	$1,031,943	1.45%	0.95% to 1.55%	7.19% to 8.64%
2020	35,853	19.31 to 40.11	$1,116,302	1.28%	0.95% to 1.55%	11.93% to 13.45%
2019	44,479	17.25 to 35.41	$1,184,709	1.78%	0.95% to 1.55%	15.33% to 16.90%
2018	44,236	14.96 to 30.37	$988,568	1.63%	0.95% to 1.55%	-7.77% to -6.51%
2017	45,483	16.22 to 32.54	$1,108,425	1.73%	0.95% to 1.55%	11.16% to 12.67%

Investment Grade Bond Portfolio
2021	237,429	10.03 to 27.68	$4,023,759	1.96%	0.95% to 1.55%	-3.15% to 0.62%
2020	166,405	13.39 to 28.24	$3,431,417	2.08%	0.95% to 1.55%	6.52% to 8.13%
2019	177,520	11.74 to 26.18	$3,418,470	2.67%	0.95% to 1.55%	6.28% to 8.37%
2018	185,377	11.05 to 24.21	$3,319,039	2.21%	0.95% to 1.55%	-3.64% to -1.73%
2017	222,145	11.46 to 24.68	$4,019,611	2.18%	0.95% to 1.55%	1.03% to 3.01%

Index 500 Portfolio
2021	739,648	17.56 to 115.43	$26,774,969	1.10%	0.95% to 1.65%	24.78% to 27.05%
2020	824,903	13.87 to 91.04	$23,666,018	1.51%	0.95% to 1.65%	14.75% to 16.83%
2019	785,629	11.91 to 78.08	$21,551,004	1.90%	0.95% to 1.55%	27.28% to 29.78%
2018	484,759	17.69 to 60.29	$15,222,800	1.65%	0.95% to 1.55%	-7.47% to -5.64%
2017	616,686	18.31 to 64.02	$20,080,603	1.63%	0.95% to 1.55%	17.42% to 20.26%

Contrafund Portfolio
2021	1,362,179	12.78 to 140.51	$50,817,963	0.03%	0.95% to 1.65%	24.43% to 26.31%
2020	1,178,776	12.37 to 111.47	$39,822,428	0.10%	0.95% to 1.65%	27.08% to 29.00%
2019	1,216,399	13.18 to 86.57	$33,859,564	0.27%	0.95% to 1.55%	28.10% to 30.03%
2018	1,152,445	10.17 to 66.72	$26,061,685	0.53%	0.95% to 1.55%	-8.91% to -7.53%
2017	1,154,260	11.03 to 72.28	$29,362,042	0.86%	0.95% to 1.55%	18.65% to 20.44%

Asset Manager: Growth Portfolio
2021	24,215	22.63 to 49.19	$969,478	1.38%	0.95% to 1.55%	11.10% to 12.61%
2020	24,803	20.37 to 43.77	$887,421	0.99%	0.95% to 1.55%	14.29% to 15.84%
2019	25,820	17.82 to 37.86	$798,018	1.52%	0.95% to 1.55%	19.71% to 21.34%
2018	26,726	14.89 to 31.25	$692,215	1.46%	0.95% to 1.55%	-9.99% to -8.76%
2017	25,904	16.54 to 34.32	$763,812	1.24%	0.95% to 1.55%	15.81% to 17.37%

Balanced Portfolio
2021	97,357	30.39 to 47.38	$3,990,135	0.80%	0.95% to 1.55%	15.31% to 16.88%
2020	107,172	26.36 to 40.63	$3,734,962	1.23%	0.95% to 1.55%	19.35% to 20.97%
2019	103,239	21.05 to 33.66	$2,994,631	1.68%	0.95% to 1.55%	22.78% to 28.45%
2018	102,737	16.98 to 27.42	$2,415,987	1.38%	0.95% to 1.55%	-6.77% to -5.35%
2017	112,357	19.50 to 29.03	$2,792,652	1.28%	0.95% to 1.55%	13.48% to 15.02%

Growth & Income Portfolio
2021	42,571	28.28 to 52.82	$1,912,317	2.49%	0.95% to 1.55%	22.60% to 24.45%
2020	40,129	22.03 to 42.53	$1,519,482	1.81%	0.95% to 1.55%	4.68% to 6.58%
2019	46,710	20.57 to 39.99	$1,666,471	4.65%	0.95% to 1.55%	21.11% to 28.24%
2018	49,486	16.68 to 31.19	$1,369,397	0.32%	0.95% to 1.55%	-11.67% to -10.06%
2017	57,456	17.16 to 34.75	$1,777,858	1.17%	0.95% to 1.55%	12.78% to 15.51%

Growth Opportunities Portfolio
2021	1,773,452	10.85 to 82.38	$36,217,102	0.00%	0.95% to 1.65%	8.97% to 10.61%
2020	859,730	15.19 to 75.22	$19,518,772	0.00%	0.95% to 1.65%	64.16% to 66.64%
2019	236,128	10.94 to 45.59	$4,894,768	0.07%	0.95% to 1.55%	9.44% to 39.17%
2018	69,787	25.67 to 33.09	$2,202,365	0.12%	0.95% to 1.55%	9.76% to 11.14%
2017	70,470	23.34 to 30.07	$2,010,137	0.26%	0.95% to 1.55%	31.53% to 32.91%

Value Strategies Portfolio
2021	145,209	16.68 to 37.19	$4,164,179	1.29%	0.95% to 1.65%	30.12% to 32.08%
2020	158,855	12.67 to 28.16	$3,461,782	0.93%	0.95% to 1.65%	5.41% to 7.00%
2019	207,898	11.88 to 26.31	$4,212,064	1.46%	0.95% to 1.55%	30.85% to 32.83%
2018	227,861	8.97 to 19.81	$3,481,341	0.72%	0.95% to 1.55%	-19.51% to -18.28%
2017	253,806	11.01 to 24.24	$4,727,608	1.29%	0.95% to 1.55%	16.21% to 17.96%

Strategic Income Portfolio
2021	1,311,712	10.23 to 13.32	$16,820,518	2.66%	1.15% to 1.65%	2.04% to 2.35%
2020	1,058,570	10.85 to 13.01	$13,485,831	3.11%	1.15% to 1.65%	5.72% to 5.93%
2019	985,299	10.81 to 12.28	$11,890,430	3.47%	1.15% to 1.35%	9.17% to 9.39%
2018	839,972	9.89 to 11.23	$9,340,409	3.87%	1.15% to 1.35%	-4.13% to -3.94%
2017	710,192	10.31 to 11.69	$8,233,259	3.39%	1.15% to 1.35%	6.11% to 6.32%

63

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Emerging Markets Portfolio
2021	392,805	9.07 to 17.25	$6,271,407	2.11%	1.15% to 1.65%	-3.72% to -3.53%
2020	307,443	16.41 to 17.88	$5,427,630	0.56%	1.15% to 1.65%	29.12% to 29.38%
2019	298,922	12.70 to 13.82	$4,085,653	1.44%	1.15% to 1.35%	27.46% to 27.72%
2018	292,843	9.95 to 10.82	$3,145,115	0.57%	1.15% to 1.35%	-19.27% to -19.10%
2017	274,546	12.32 to 13.38	$3,638,965	0.59%	1.15% to 1.35%	45.09% to 45.37%

Real Estate Portfolio
2021	1,183,454	13.87 to 21.94	$25,046,160	0.96%	1.15% to 1.65%	36.38% to 37.06%
2020	1,174,541	10.54 to 16.01	$18,444,735	1.83%	1.15% to 1.65%	-8.04% to -7.86%
2019	1,123,074	11.45 to 17.37	$19,207,943	1.71%	1.15% to 1.35%	21.30% to 21.54%
2018	972,515	9.43 to 14.29	$13,743,142	2.65%	1.15% to 1.35%	-7.72% to -7.53%
2017	975,021	10.20 to 15.46	$14,953,636	1.58%	1.15% to 1.35%	2.38% to 2.59%

Funds Manager 50% Portfolio
2021	506,181	10.82 to 17.99	$8,578,042	0.90%	1.15% to 1.65%	8.40% to 8.62%
2020	652,743	13.07 to 16.56	$10,514,394	1.07%	1.15% to 1.65%	12.36% to 12.58%
2019	390,642	11.62 to 14.71	$5,531,550	1.77%	1.15% to 1.35%	16.11% to 16.34%
2018	263,215	10.00 to 12.64	$3,305,990	1.55%	1.15% to 1.35%	-6.65% to -6.46%
2017	198,441	10.70 to 13.52	$2,669,845	1.03%	1.15% to 1.35%	12.72% to 12.94%

Funds Manager 70% Portfolio
2021	273,919	11.21 to 21.71	$5,517,097	0.94%	1.15% to 1.65%	12.90% to 13.13%
2020	211,343	13.83 to 19.19	$3,988,691	0.75%	1.15% to 1.65%	14.38% to 14.61%
2019	195,113	12.07 to 16.74	$3,215,544	1.29%	1.15% to 1.35%	20.85% to 21.09%
2018	160,732	9.98 to 13.83	$2,187,534	0.96%	1.15% to 1.35%	-8.92% to -8.74%
2017	141,689	10.95 to 15.15	$2,124,719	0.82%	1.15% to 1.35%	17.35% to 17.58%

Funds Manager 85% Portfolio
2021	77,511	11.50 to 24.96	$1,580,166	0.90%	1.15% to 1.65%	16.06% to 16.30%
2020	51,994	14.43 to 21.46	$1,025,047	0.67%	1.15% to 1.65%	15.69% to 15.92%
2019	58,243	12.46 to 18.51	$957,280	1.10%	1.15% to 1.35%	24.45% to 24.70%
2018	64,190	10.01 to 14.84	$881,870	0.66%	1.15% to 1.35%	-10.31% to -10.13%
2017	66,292	11.14 to 16.52	$1,036,023	0.73%	1.15% to 1.35%	21.26% to 21.50%

Government Money Market Portfolio Service Class 2
2021	409,542	9.10 to 9.79	$3,739,334	0.01%	1.15% to 1.65%	-1.33% to -1.13%
2020	471,550	9.22 to 9.34	$4,357,277	0.22%	1.15% to 1.65%	-1.11% to -0.91%
2019	404,659	9.33 to 9.43	$3,782,351	2.05%	1.15% to 1.35%	0.40% to 0.60%
2018	274,293	9.29 to 9.37	$2,550,426	1.29%	1.15% to 1.35%	0.03% to 0.23%
2017	204,960	9.29 to 9.29	$1,903,208	0.41%	1.15% to 1.35%	-0.92% to -0.92%

International Capital Appreciation Portfolio
2021	201,884	10.99 to 15.39	$3,047,690	0.00%	1.15% to 1.65%	10.61% to 10.83%
2020	46,564	13.87 to 13.89	$646,274	0.18%	1.15% to 1.65%	38.70% to 38.88%

American Century Variable
Portfolios, Inc.
Balanced Fund
2021	293,229	11.34 to 38.74	$4,445,373	0.55%	0.95% to 1.65%	12.63% to 14.68%
2020	171,886	11.17 to 33.93	$2,639,998	1.04%	0.95% to 1.65%	9.48% to 11.46%
2019	85,773	10.64 to 30.58	$1,630,677	1.46%	0.95% to 1.55%	6.42% to 18.72%
2018	60,186	16.21 to 25.87	$1,243,684	1.46%	0.95% to 1.55%	-6.45% to -4.74%
2017	66,901	17.33 to 27.29	$1,467,007	1.57%	0.95% to 1.55%	10.83% to 12.84%

Capital Appreciation Fund
2021	37,917	55.38 to 84.43	$2,743,993	0.00%	0.95% to 1.55%	8.46% to 10.10%
2020	35,591	51.06 to 77.03	$2,380,600	0.00%	0.95% to 1.55%	39.01% to 41.11%
2019	50,296	36.73 to 54.84	$2,336,783	0.00%	0.95% to 1.55%	32.28% to 34.28%
2018	43,725	27.77 to 41.02	$1,560,985	0.00%	0.95% to 1.55%	-7.50% to -6.10%
2017	56,685	29.90 to 43.88	$2,121,643	0.00%	0.95% to 1.55%	18.85% to 20.64%

International Fund
2021	130,562	13.63 to 32.70	$3,687,149	0.04%	0.95% to 1.90%	4.71% to 7.57%
2020	145,052	13.01 to 30.49	$3,854,284	0.37%	0.95% to 1.90%	21.15% to 24.47%
2019	170,774	10.74 to 24.56	$3,652,645	0.73%	0.95% to 1.90%	23.55% to 26.93%
2018	172,262	8.69 to 19.40	$2,900,218	1.26%	0.95% to 1.90%	-18.35% to -16.10%
2017	194,253	10.65 to 23.20	$3,936,889	0.78%	0.95% to 1.90%	26.26% to 29.70%

Value Fund
2021	3,622,389	11.73 to 57.84	$83,459,581	1.65%	0.95% to 1.65%	21.03% to 23.11%
2020	3,366,384	11.91 to 47.11	$65,728,799	1.93%	0.95% to 1.65%	-1.81% to -0.12%
2019	3,224,422	11.96 to 47.31	$63,837,412	1.97%	0.95% to 1.55%	23.30% to 25.72%
2018	3,065,660	9.54 to 37.77	$49,039,862	1.62%	0.95% to 1.55%	-11.89% to -10.14%
2017	2,797,772	10.65 to 42.16	$50,910,805	1.48%	0.95% to 1.55%	5.17% to 7.55%

64

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Disciplined Core Value Fund
2021	404,854	11.88 to 39.51	$6,796,119	0.90%	0.95% to 1.90%	18.86% to 22.18%
2020	169,691	11.78 to 32.40	$2,829,639	1.62%	0.95% to 1.90%	7.40% to 10.39%
2019	86,210	10.71 to 29.39	$1,786,997	1.86%	0.95% to 1.90%	7.12% to 22.58%
2018	73,390	12.96 to 24.04	$1,478,926	1.66%	0.95% to 1.90%	-10.58% to -8.08%
2017	95,945	14.50 to 26.18	$2,120,192	1.82%	0.95% to 1.90%	15.94% to 19.16%

Inflation Protection Fund
2021	917,451	10.52 to 16.20	$10,982,251	2.94%	0.95% to 1.65%	3.70% to 5.26%
2020	499,768	10.42 to 15.39	$6,057,618	1.30%	0.95% to 1.65%	6.90% to 8.52%
2019	474,712	9.64 to 14.18	$5,470,382	2.29%	0.95% to 1.55%	5.79% to 7.87%
2018	512,725	8.98 to 13.15	$5,679,743	2.82%	0.95% to 1.55%	-5.61% to -3.74%
2017	513,891	9.36 to 13.66	$6,144,459	2.54%	0.95% to 1.55%	0.57% to 2.69%

Large Company Value Fund
2021	26,205	17.64 to 27.29	$581,814	1.48%	0.95% to 1.90%	17.35% to 20.38%
2020	22,008	15.03 to 22.67	$410,305	1.24%	0.95% to 1.90%	-1.04% to 1.52%
2019	31,865	15.19 to 22.33	$581,962	2.52%	0.95% to 1.90%	22.93% to 26.10%
2018	28,298	12.36 to 17.71	$431,595	1.79%	0.95% to 1.90%	-11.36% to -9.06%
2017	40,383	12.75 to 19.47	$678,885	1.37%	0.95% to 1.90%	6.94% to 9.91%

Mid Cap Value Fund
2021	1,656,790	11.79 to 41.61	$40,422,702	1.07%	0.95% to 1.90%	18.55% to 21.85%
2020	1,465,158	11.72 to 34.15	$30,621,899	1.49%	0.95% to 1.90%	-2.56% to 0.15%
2019	1,368,066	11.73 to 34.10	$28,990,438	1.91%	0.95% to 1.90%	24.31% to 27.77%
2018	1,196,299	9.21 to 26.68	$20,178,339	1.36%	0.95% to 1.90%	-16.14% to -13.79%
2017	1,028,234	10.72 to 30.95	$20,474,619	1.42%	0.95% to 1.90%	7.43% to 10.42%

Ultra Fund
2021	209,522	12.31 to 57.65	$8,190,316	0.00%	0.95% to 1.90%	18.77% to 21.83%
2020	176,506	13.73 to 47.32	$6,680,541	0.00%	0.95% to 1.90%	44.41% to 48.14%
2019	185,616	15.24 to 31.94	$4,847,138	0.00%	0.95% to 1.90%	29.84% to 33.19%
2018	219,402	11.48 to 23.98	$4,360,242	0.11%	0.95% to 1.90%	-2.74% to -0.36%
2017	144,118	11.56 to 24.07	$2,892,088	0.22%	0.95% to 1.90%	27.48% to 30.76%

MFS Variable Insurance Trust
Research Series
2021	11,075	42.65 to 51.62	$522,728	0.46%	0.95% to 1.40%	22.11% to 23.34%
2020	11,622	29.91 to 42.27	$449,673	0.58%	0.95% to 1.40%	13.50% to 15.21%
2019	15,535	26.35 to 37.06	$524,343	0.64%	0.95% to 1.40%	29.39% to 31.35%
2018	21,621	20.36 to 28.50	$544,784	0.67%	0.95% to 1.40%	-6.95% to -5.53%
2017	16,081	21.88 to 30.47	$439,389	1.27%	0.95% to 1.40%	20.10% to 21.91%

Growth Series
2021	33,610	53.40 to 77.11	$2,249,571	0.00%	0.95% to 1.40%	20.26% to 22.07%
2020	35,031	43.03 to 63.80	$1,922,507	0.00%	0.95% to 1.40%	28.35% to 30.29%
2019	54,317	33.48 to 49.46	$2,277,555	0.00%	0.95% to 1.40%	34.44% to 36.48%
2018	50,585	26.22 to 36.60	$1,590,189	0.06%	0.95% to 1.40%	-0.08% to 1.44%
2017	54,737	25.85 to 36.45	$1,692,492	0.07%	0.95% to 1.40%	27.92% to 29.85%

Investors Trust Series
2021	15,163	33.80 to 45.13	$629,438	0.64%	0.95% to 1.40%	23.45% to 25.31%
2020	9,831	28.48 to 36.02	$330,272	0.53%	0.95% to 1.40%	11.35% to 12.53%
2019	10,497	25.58 to 32.01	$312,969	0.65%	0.95% to 1.40%	28.65% to 30.01%
2018	10,751	20.44 to 24.62	$247,965	0.82%	0.95% to 1.40%	-7.63% to -6.60%
2017	12,151	22.13 to 26.36	$300,384	0.69%	0.95% to 1.40%	20.54% to 21.87%

New Discovery Series
2021	261,698	9.61 to 97.00	$8,911,462	0.00%	0.95% to 1.65%	-0.89% to 0.61%
2020	242,603	14.37 to 96.63	$8,811,176	0.00%	0.95% to 1.65%	42.06% to 44.21%
2019	206,829	15.43 to 67.17	$5,768,564	0.00%	0.95% to 1.40%	37.86% to 39.94%
2018	161,830	11.06 to 48.07	$3,381,752	0.00%	0.95% to 1.40%	-4.11% to -2.65%
2017	141,752	11.40 to 49.48	$3,178,688	0.00%	0.95% to 1.40%	23.28% to 25.14%

Corporate Bond Portfolio
2021	545,360	9.83 to 12.81	$6,786,809	2.79%	1.15% to 1.65%	-3.07% to -2.78%
2020	507,623	10.69 to 13.18	$6,553,210	3.23%	1.15% to 1.65%	8.86% to 9.07%
2019	336,788	11.11 to 12.08	$3,996,954	3.40%	1.15% to 1.35%	12.92% to 13.15%
2018	285,257	9.83 to 10.68	$3,009,012	3.62%	1.15% to 1.35%	-4.61% to -4.42%
2017	337,728	10.29 to 11.17	$3,740,989	3.94%	1.15% to 1.35%	4.69% to 4.90%

65

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Emerging Markets Equity Portfolio
2021	443,247	8.80 to 12.66	$4,978,993	0.29%	1.15% to 1.65%	-8.55% to -8.09%
2020	347,963	12.31 to 13.80	$4,326,030	2.65%	1.15% to 1.65%	8.85% to 9.07%
2019	347,537	11.31 to 11.86	$3,967,495	0.39%	1.15% to 1.35%	18.57% to 18.81%
2018	279,063	9.54 to 9.99	$2,677,402	0.12%	1.15% to 1.35%	-15.29% to -15.12%
2017	140,088	11.26 to 11.77	$1,581,252	0.92%	1.15% to 1.35%	35.82% to 36.10%

Technology Portfolio
2021	242,501	11.37 to 49.60	$10,190,011	0.00%	1.15% to 1.65%	11.91% to 12.13%
2020	223,568	22.64 to 44.24	$9,325,705	0.00%	1.15% to 1.65%	44.44% to 44.73%
2019	159,504	15.66 to 30.56	$4,536,402	0.00%	1.15% to 1.35%	34.05% to 34.32%
2018	143,958	11.67 to 22.75	$3,062,555	0.00%	1.15% to 1.35%	0.15% to 0.35%
2017	108,390	11.64 to 22.67	$2,353,173	0.00%	1.15% to 1.35%	36.80% to 37.07%

Global Tactical Allocation Portfolio
2021	101,409	11.81 to 14.33	$1,431,242	0.74%	1.15% to 1.65%	1.21% to 1.41%
2020	102,241	11.66 to 14.13	$1,425,162	1.41%	1.15% to 1.65%	4.56% to 4.77%
2019	102,347	11.14 to 13.49	$1,362,722	2.64%	1.15% to 1.35%	12.77% to 12.99%
2018	86,446	9.87 to 11.94	$1,019,727	0.50%	1.15% to 1.35%	-6.09% to -5.90%
2017	122,063	10.50 to 12.69	$1,535,748	2.73%	1.15% to 1.35%	9.11% to 9.32%

International Intrinsic Value Portfolio
2021	755,556	10.94 to 26.26	$18,677,437	0.13%	1.15% to 1.65%	8.58% to 9.02%
2020	727,659	12.25 to 24.09	$17,035,693	0.76%	1.15% to 1.65%	18.59% to 18.83%
2019	754,246	12.56 to 20.27	$14,878,599	1.49%	1.15% to 1.35%	23.97% to 24.22%
2018	711,952	10.12 to 16.32	$11,345,060	0.97%	1.15% to 1.35%	-10.94% to -10.76%
2017	630,846	11.36 to 18.29	$11,319,744	1.38%	1.15% to 1.35%	25.12% to 25.37%

Utilities Series Portfolio
2021	567,882	11.07 to 21.50	$11,760,574	1.60%	1.15% to 1.65%	12.07% to 12.52%
2020	584,085	11.45 to 19.11	$10,974,016	2.18%	1.15% to 1.65%	4.20% to 4.41%
2019	611,789	13.03 to 18.30	$11,022,016	3.98%	1.15% to 1.35%	23.13% to 23.37%
2018	545,782	10.57 to 14.84	$8,005,693	0.84%	1.15% to 1.35%	-0.55% to -0.35%
2017	514,610	10.62 to 14.89	$7,582,594	4.42%	1.15% to 1.35%	12.96% to 13.19%

Blended Research Core Equity Portfolio
2021	148,687	12.72 to 20.64	$2,979,636	0.91%	1.15% to 1.65%	27.07% to 27.71%
2020	111,347	12.16 to 16.16	$1,773,875	1.22%	1.15% to 1.65%	13.51% to 13.74%
2019	129,335	12.97 to 14.21	$1,822,295	1.51%	1.15% to 1.35%	27.15% to 27.40%
2018	188,802	10.18 to 11.15	$2,091,274	1.28%	1.15% to 1.35%	-9.23% to -9.05%
2017	157,770	12.20 to 12.26	$1,926,691	1.69%	1.15% to 1.35%	18.86% to 19.10%

Global Real Estate Portfolio
2021	41,261	13.01 to 15.19	$570,615	1.29%	1.15% to 1.65%	27.87% to 28.39%
2020	20,453	10.90 to 11.88	$223,797	2.29%	1.15% to 1.65%	-0.21% to -0.01%
2019	30,844	10.93 to 10.94	$337,178	2.13%	1.15% to 1.35%	9.26% to 9.41%

Lord Abbett Series Fund, Inc.
Growth and Income Portfolio
2021	58,532	22.26 to 41.67	$2,048,656	1.12%	0.95% to 1.40%	25.90% to 27.80%
2020	57,719	21.11 to 32.75	$1,601,094	1.53%	0.95% to 1.40%	0.71% to 1.73%
2019	60,148	20.84 to 32.34	$1,652,412	1.69%	0.95% to 1.40%	20.13% to 21.33%
2018	62,205	17.24 to 26.77	$1,418,592	1.33%	0.95% to 1.40%	-9.93% to -9.02%
2017	74,874	19.03 to 29.56	$1,916,553	1.31%	0.95% to 1.40%	11.20% to 12.31%

Mid-Cap Stock Portfolio
2021	54,108	21.13 to 53.59	$2,037,574	0.59%	0.95% to 1.40%	25.46% to 27.48%
2020	59,659	17.80 to 42.22	$1,760,151	0.90%	0.95% to 1.40%	-0.08% to 1.53%
2019	70,764	17.04 to 41.78	$2,067,659	0.90%	0.95% to 1.40%	19.55% to 21.48%
2018	84,952	14.06 to 34.54	$2,017,140	0.65%	0.95% to 1.40%	-17.19% to -15.85%
2017	103,864	14.63 to 41.23	$2,965,787	0.55%	0.95% to 1.40%	3.63% to 5.82%

International Opportunities Portfolio
2019	-	-	$0	1.92%	0.95% to 1.40%	n/a
2018	250,017	12.82 to 26.60	$5,854,396	0.88%	0.95% to 1.40%	-25.86% to -24.39%
2017	288,234	17.29 to 35.25	$8,941,762	1.10%	0.95% to 1.40%	34.64% to 37.90%

66

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Bond-Debenture Portfolio
2021	2,216,628	10.15 to 15.03	$31,636,001	3.44%	1.15% to 1.65%	1.59% to 2.10%
2020	1,665,760	11.23 to 14.72	$23,849,233	3.66%	1.15% to 1.65%	5.86% to 6.07%
2019	1,691,833	11.07 to 13.88	$23,012,603	4.29%	1.15% to 1.35%	11.83% to 12.06%
2018	1,462,361	9.89 to 12.38	$17,841,186	4.53%	1.15% to 1.35%	-5.31% to -5.12%
2017	1,395,341	10.44 to 13.05	$18,051,413	4.91%	1.15% to 1.35%	7.75% to 7.97%

Fundamental Equity Portfolio
2021	130,704	12.19 to 23.98	$2,490,443	0.97%	1.15% to 1.65%	25.61% to 25.86%
2020	94,541	11.98 to 19.06	$1,711,130	1.12%	1.15% to 1.65%	0.40% to 0.61%
2019	95,557	11.92 to 18.94	$1,757,521	1.30%	1.15% to 1.35%	19.89% to 20.13%
2018	97,268	9.94 to 15.77	$1,512,416	1.65%	1.15% to 1.35%	-9.39% to -9.21%
2017	87,303	17.25 to 17.37	$1,510,765	1.04%	1.15% to 1.35%	11.07% to 11.29%

Developing Growth Portfolio
2021	276,246	8.96 to 37.46	$7,369,944	0.00%	1.15% to 1.65%	-4.34% to -3.86%
2020	162,728	15.76 to 38.96	$6,096,951	0.00%	1.15% to 1.65%	70.28% to 70.62%
2019	132,524	15.77 to 22.83	$2,951,762	0.00%	1.15% to 1.35%	30.00% to 30.26%
2018	146,497	12.12 to 17.53	$2,539,423	0.00%	1.15% to 1.35%	3.47% to 3.68%
2017	99,135	11.71 to 16.91	$1,662,341	0.00%	1.15% to 1.35%	28.19% to 28.44%

Short Duration Income Portfolio
2021	2,096,756	9.94 to 10.76	$22,270,009	2.39%	1.15% to 1.65%	-0.72% to -0.52%
2020	1,794,042	10.58 to 10.82	$19,215,169	2.70%	1.15% to 1.65%	1.74% to 1.95%
2019	1,853,386	10.39 to 10.61	$19,527,957	3.11%	1.15% to 1.35%	3.65% to 3.85%
2018	1,661,011	10.01 to 10.22	$16,864,578	3.99%	1.15% to 1.35%	-0.21% to -0.01%
2017	1,106,388	10.02 to 10.22	$11,247,886	4.29%	1.15% to 1.35%	0.82% to 1.02%

Alger Fund
LargeCap Growth Portfolio
2021	136,898	33.51 to 61.68	$6,353,515	0.00%	0.95% to 1.40%	8.92% to 10.78%
2020	176,154	30.39 to 56.24	$7,542,435	0.16%	0.95% to 1.40%	62.67% to 65.45%
2019	215,054	18.45 to 34.33	$5,626,299	0.00%	0.95% to 1.40%	23.79% to 26.23%
2018	271,640	14.68 to 27.47	$5,649,133	0.00%	0.95% to 1.40%	-0.73% to 1.24%
2017	327,042	14.57 to 27.41	$6,786,993	0.00%	0.95% to 1.40%	24.43% to 27.25%

MidCap Growth Portfolio
2021	127,914	33.91 to 54.84	$5,462,834	0.00%	0.95% to 1.40%	1.48% to 3.22%
2020	141,563	33.35 to 53.66	$5,958,203	0.00%	0.95% to 1.40%	60.33% to 63.07%
2019	168,048	18.08 to 33.24	$4,401,275	0.00%	0.95% to 1.40%	26.53% to 29.02%
2018	164,109	14.29 to 26.02	$3,315,112	0.00%	0.95% to 1.40%	-10.11% to -8.33%
2017	202,877	15.89 to 28.67	$4,517,235	0.00%	0.95% to 1.40%	25.72% to 28.57%

Capital Appreciation Portfolio
2021	74,574	44.55 to 91.64	$4,377,840	0.00%	0.95% to 1.40%	16.24% to 18.00%
2020	87,877	37.93 to 78.45	$4,581,915	0.00%	0.95% to 1.40%	38.33% to 40.41%
2019	96,426	27.13 to 56.43	$3,519,221	0.00%	0.95% to 1.40%	30.47% to 32.44%
2018	112,131	20.58 to 43.03	$3,107,490	0.09%	0.95% to 1.40%	-2.62% to -1.14%
2017	123,843	20.91 to 43.97	$3,521,120	0.16%	0.95% to 1.40%	27.92% to 29.85%

SmallCap Growth Portfolio
2021	23,539	32.68 to 66.83	$906,085	0.00%	1.30% to 1.90%	-8.29% to -6.95%
2020	24,929	35.28 to 71.82	$1,036,808	0.98%	1.30% to 1.90%	63.19% to 65.57%
2019	28,717	21.40 to 43.38	$725,070	0.00%	1.30% to 1.90%	26.27% to 28.11%
2018	32,143	16.78 to 33.86	$640,494	0.00%	1.30% to 1.90%	-0.98% to 0.47%
2017	37,725	16.78 to 33.70	$746,906	0.00%	1.30% to 1.90%	25.69% to 27.52%

Capital Appreciation Portfolio Class S
2021	1,324,281	11.86 to 43.92	$53,315,224	0.00%	1.15% to 1.65%	16.89% to 17.47%
2020	1,414,534	13.04 to 37.38	$50,279,382	0.00%	1.15% to 1.65%	39.50% to 39.78%
2019	1,652,500	14.64 to 26.74	$42,742,263	0.00%	1.15% to 1.35%	31.46% to 31.72%
2018	1,767,628	11.12 to 20.30	$35,116,472	0.00%	1.15% to 1.35%	-1.71% to -1.51%
2017	1,805,119	11.31 to 20.62	$36,708,181	0.00%	1.15% to 1.35%	28.99% to 29.25%

67

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Calvert Variable Series, Inc.
Mid Cap Growth Portfolio
2021	158,238	11.10 to 39.56	$3,630,609	0.22%	0.95% to 1.65%	12.81% to 13.94%
2020	169,492	14.52 to 35.07	$3,619,712	0.37%	0.95% to 1.65%	10.03% to 11.19%
2019	135,215	19.06 to 31.85	$2,765,780	0.45%	0.95% to 1.40%	28.50% to 30.12%
2018	122,026	14.71 to 24.73	$1,951,529	0.67%	0.95% to 1.40%	-6.52% to -5.34%
2017	106,881	15.60 to 26.38	$1,862,527	0.69%	0.95% to 1.40%	9.23% to 10.60%

S&P 500 Index Portfolio
2021	78,224	20.25 to 51.39	$2,415,998	1.57%	0.95% to 1.65%	25.81% to 27.20%
2020	77,843	15.96 to 40.40	$1,945,124	1.37%	0.95% to 1.65%	15.71% to 16.98%
2019	57,822	13.69 to 34.53	$1,444,394	1.70%	0.95% to 1.40%	28.49% to 29.91%
2018	64,136	17.82 to 26.58	$1,335,229	2.03%	0.95% to 1.40%	-6.68% to -5.64%
2017	76,599	18.96 to 28.17	$1,663,499	1.47%	0.95% to 1.40%	19.01% to 20.32%

SRI Balanced Portfolio
2021	397,554	11.35 to 15.34	$5,971,931	1.40%	0.95% to 1.65%	13.18% to 13.41%
2020	199,727	13.45 to 13.52	$2,690,929	1.72%	0.95% to 1.65%	13.22% to 13.44%
2019	81,473	11.88 to 11.92	$969,305	0.94%	0.95% to 1.40%	22.61% to 22.86%
2018	26,401	9.69 to 9.70	$256,115	3.16%	0.95% to 1.40%	-3.09% to -2.96%

Invesco Variable Insurance Funds
Technology Fund
2021	28,361	40.13 to 62.04	$1,368,074	0.00%	0.95% to 1.40%	11.64% to 13.33%
2020	42,169	36.52 to 55.29	$1,828,280	0.00%	0.95% to 1.40%	42.58% to 44.73%
2019	39,957	25.06 to 38.59	$1,198,233	0.00%	0.95% to 1.40%	32.59% to 34.59%
2018	39,479	18.84 to 28.96	$887,568	0.00%	0.95% to 1.40%	-2.88% to -1.40%
2017	33,087	19.65 to 29.67	$753,802	0.00%	0.95% to 1.40%	31.87% to 33.86%

Managed Volatility Fund
2021	-	-	$0	4.22%	0.95% to 1.40%	n/a
2020	23,140	23.78 to 30.76	$648,472	1.75%	0.95% to 1.40%	-3.64% to -2.42%
2019	30,560	22.80 to 31.84	$886,021	1.35%	0.95% to 1.40%	15.37% to 17.46%
2018	34,530	18.43 to 27.38	$856,720	1.74%	0.95% to 1.40%	-13.43% to -11.85%
2017	37,821	21.13 to 31.37	$1,071,793	1.16%	0.95% to 1.40%	7.57% to 9.52%

Diversified Dividend Fund
2021	67,057	10.48 to 16.59	$998,265	2.36%	0.95% to 1.40%	4.80% to 17.77%
2020	57,070	11.42 to 14.09	$745,103	2.77%	0.95% to 1.40%	-2.04% to -0.81%
2019	61,141	10.28 to 14.20	$804,640	4.09%	0.95% to 1.40%	21.70% to 23.91%
2018	66,707	8.45 to 11.46	$716,583	2.86%	0.95% to 1.40%	-10.10% to -8.45%
2017	73,764	9.40 to 12.52	$860,319	1.59%	0.95% to 1.40%	5.64% to 7.55%

Health Care Fund
2021	30,187	33.17 to 42.39	$1,219,513	0.18%	0.95% to 1.40%	9.58% to 11.24%
2020	42,262	30.27 to 38.11	$1,535,526	0.27%	0.95% to 1.40%	11.69% to 13.38%
2019	53,181	27.10 to 33.62	$1,694,997	0.04%	0.95% to 1.40%	29.30% to 31.25%
2018	60,632	20.96 to 25.80	$1,474,378	0.00%	0.95% to 1.40%	-1.55% to -0.05%
2017	59,493	21.29 to 26.07	$1,462,576	0.36%	0.95% to 1.40%	13.03% to 14.73%

Global Real Estate Fund
2021	9,848	11.75 to 16.07	$132,519	2.59%	1.30% to 1.90%	21.07% to 23.52%
2020	10,620	9.70 to 13.01	$116,666	2.86%	1.30% to 1.90%	-15.62% to -13.91%
2019	21,492	11.50 to 15.12	$271,311	4.65%	1.30% to 1.90%	18.37% to 20.76%
2018	15,834	9.71 to 12.52	$168,990	3.32%	1.30% to 1.90%	-9.62% to -7.78%
2017	19,967	10.75 to 13.57	$236,006	3.02%	1.30% to 1.90%	8.81% to 11.00%

International Growth Fund
2021	13,190	13.35 to 17.84	$197,995	0.90%	1.30% to 1.90%	2.08% to 3.98%
2020	18,888	13.08 to 17.16	$274,266	2.29%	1.30% to 1.90%	9.94% to 11.99%
2019	24,018	11.90 to 15.32	$313,835	1.24%	1.30% to 1.90%	23.95% to 26.27%
2018	13,975	9.60 to 12.13	$153,261	1.32%	1.30% to 1.90%	-18.06% to -16.52%
2017	34,589	11.71 to 14.53	$450,107	1.57%	1.30% to 1.90%	18.64% to 20.84%

Main Street Mid Cap Fund
2021	12,566	18.50 to 23.77	$256,318	0.25%	1.30% to 1.90%	18.94% to 20.85%
2020	16,785	15.33 to 19.67	$291,398	0.43%	1.30% to 1.90%	5.35% to 7.16%
2019	18,120	14.55 to 18.48	$295,438	0.19%	1.30% to 1.90%	20.92% to 23.05%
2018	16,124	12.03 to 15.02	$220,938	0.12%	1.30% to 1.90%	-14.53% to -13.01%
2017	23,986	13.51 to 17.27	$383,293	0.31%	1.30% to 1.90%	10.50% to 12.84%

68

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Core Bond Fund
2021	378,191	9.77 to 11.73	$4,303,595	1.87%	1.15% to 1.65%	-3.16% to -2.97%
2020	329,083	11.56 to 12.08	$3,936,503	3.07%	1.15% to 1.65%	7.96% to 8.17%
2019	225,425	10.70 to 11.17	$2,497,124	2.74%	1.15% to 1.35%	7.79% to 8.00%
2018	134,424	9.92 to 10.34	$1,381,911	3.07%	1.15% to 1.35%	-2.64% to -2.45%
2017	141,166	10.18 to 10.60	$1,489,489	2.13%	1.15% to 1.35%	2.98% to 3.19%

Discovery Mid Cap Growth Fund
2021	282,423	11.35 to 29.27	$7,275,896	0.00%	1.15% to 1.65%	16.85% to 17.43%
2020	167,268	13.48 to 24.92	$3,961,727	0.00%	1.15% to 1.65%	38.36% to 38.63%
2019	144,894	14.57 to 17.98	$2,537,512	0.00%	1.15% to 1.35%	37.15% to 37.42%
2018	93,983	10.61 to 13.08	$1,200,322	0.00%	1.15% to 1.35%	-7.57% to -7.38%
2017	78,421	11.47 to 14.12	$1,081,791	0.00%	1.15% to 1.35%	26.74% to 26.99%

Global Multi-Alternatives Fund
2019	-	-	$0	1.96%	1.15% to 1.35%	n/a
2018	9,705	8.91 to 8.99	$87,065	0.68%	1.15% to 1.35%	-4.61% to -4.42%
2017	9,680	9.34 to 9.41	$90,846	0.45%	1.15% to 1.35%	-1.15% to -0.95%

Global Fund
2021	350,596	11.53 to 21.30	$7,192,700	0.00%	1.15% to 1.65%	13.40% to 13.85%
2020	317,456	13.41 to 18.71	$5,816,026	0.40%	1.15% to 1.65%	25.63% to 25.88%
2019	344,196	13.00 to 14.86	$5,016,048	0.66%	1.15% to 1.35%	29.69% to 29.95%
2018	331,573	10.01 to 11.44	$3,736,216	0.82%	1.15% to 1.35%	-14.56% to -14.39%
2017	314,034	11.70 to 13.36	$4,168,595	0.54%	1.15% to 1.35%	34.50% to 34.77%

Main Street Fund
2021	565,628	12.44 to 22.31	$10,955,312	0.51%	1.15% to 1.65%	25.15% to 25.78%
2020	599,106	12.16 to 17.74	$9,305,031	1.03%	1.15% to 1.65%	12.16% to 12.39%
2019	678,260	11.64 to 15.78	$9,695,219	0.75%	1.15% to 1.35%	29.97% to 30.23%
2018	441,279	8.94 to 12.12	$5,103,092	0.94%	1.15% to 1.35%	-9.34% to -9.15%
2017	303,919	10.78 to 13.34	$3,992,486	1.01%	1.15% to 1.35%	15.08% to 15.31%

Main Street Small Cap Fund
2021	420,960	11.25 to 20.91	$7,917,219	0.20%	1.15% to 1.65%	20.38% to 20.62%
2020	317,905	13.69 to 17.30	$5,299,345	0.31%	1.15% to 1.65%	18.03% to 18.26%
2019	351,560	11.68 to 14.63	$4,988,917	0.00%	1.15% to 1.35%	24.44% to 24.69%
2018	311,009	9.38 to 11.73	$3,567,016	0.07%	1.15% to 1.35%	-11.75% to -11.57%
2017	273,894	10.62 to 13.26	$3,591,491	0.60%	1.15% to 1.35%	12.39% to 12.61%

Balanced-Risk Allocation Fund
2021	22,025	10.38 to 10.41	$229,058	4.74%	1.15% to 1.65%	3.84% to 3.84%

Core Plus Bond Fund
2021	32,938	9.97 to 9.99	$328,678	2.07%	1.15% to 1.65%	-0.31% to -0.18%

Equity and Income Fund
2021	346,426	10.45 to 10.57	$3,629,645	2.31%	1.15% to 1.65%	4.48% to 4.69%

Small Cap Equity Fund
2021	146,706	10.09 to 10.14	$1,484,271	0.00%	1.15% to 1.65%	0.94% to 1.28%

Equally Weighted S&P 500 Fund
2021	138,866	10.77 to 10.80	$1,497,330	1.34%	1.15% to 1.65%	7.73% to 7.89%

Growth and Income Portfolio
2021	26,174	19.52 to 25.09	$561,551	1.26%	1.30% to 1.90%	24.09% to 26.09%
2020	29,340	15.50 to 19.90	$505,212	1.60%	1.30% to 1.90%	-1.51% to 0.18%
2019	33,877	15.74 to 20.55	$591,115	1.26%	1.30% to 1.90%	20.74% to 23.11%
2018	32,582	13.04 to 16.69	$485,152	1.79%	1.30% to 1.90%	-16.46% to -14.80%
2017	34,885	15.61 to 19.59	$617,019	1.61%	1.30% to 1.90%	10.29% to 12.46%

69

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Value Opportunities Fund
2021	-	11.62 to 14.28	$0	0.25%	1.30% to 1.90%	2.17% to 3.61%
2020	2,107	11.62 to 14.28	$25,825	0.07%	1.30% to 1.90%	2.17% to 3.61%
2019	2,171	11.38 to 13.78	$25,814	0.00%	1.30% to 1.90%	26.21% to 27.99%
2018	4,958	9.02 to 10.77	$48,247	0.00%	1.30% to 1.90%	-21.79% to -20.68%
2017	5,175	11.53 to 13.57	$64,054	0.01%	1.30% to 1.90%	13.72% to 15.32%

American Value Fund
2021	5,313	18.78 to 25.29	$118,886	0.22%	1.30% to 1.90%	23.18% to 25.54%
2020	6,841	15.24 to 20.15	$120,249	0.49%	1.30% to 1.90%	-2.66% to -0.79%
2019	8,788	15.66 to 20.31	$157,644	0.43%	1.30% to 1.90%	20.36% to 22.67%
2018	9,272	13.01 to 16.56	$136,422	0.17%	1.30% to 1.90%	-15.92% to -14.30%
2017	14,070	15.48 to 19.32	$247,138	0.52%	1.30% to 1.90%	5.87% to 7.89%

J.P. Morgan Series Trust II
Core Bond Portfolio
2021	136,273	10.58 to 14.40	$1,784,669	1.90%	0.95% to 1.40%	-3.60% to -2.29%
2020	138,043	10.95 to 14.73	$1,863,705	2.04%	0.95% to 1.40%	5.39% to 6.83%
2019	163,089	9.12 to 13.79	$2,079,002	2.55%	0.95% to 1.40%	5.08% to 7.15%
2018	271,366	8.67 to 12.87	$3,189,953	2.23%	0.95% to 1.40%	-2.83% to -0.90%
2017	244,804	8.76 to 12.99	$2,956,412	2.50%	0.95% to 1.40%	0.47% to 2.60%

Small Cap Core Portfolio
2021	70,089	28.65 to 49.79	$2,934,365	0.58%	0.95% to 1.40%	18.21% to 20.24%
2020	69,708	24.19 to 41.83	$2,429,425	0.83%	0.95% to 1.40%	10.71% to 12.61%
2019	70,901	19.61 to 37.52	$2,187,263	0.39%	0.95% to 1.40%	21.02% to 23.40%
2018	71,677	16.21 to 30.71	$1,781,995	0.41%	0.95% to 1.40%	-14.46% to -12.77%
2017	80,679	18.95 to 35.56	$2,328,221	0.31%	0.95% to 1.40%	11.94% to 14.14%

Rydex Variable Trust
Nova Fund
2021	22,938	45.48 to 69.95	$1,293,247	0.29%	0.95% to 1.40%	38.75% to 40.84%
2020	13,914	32.78 to 50.16	$559,898	0.65%	0.95% to 1.40%	17.13% to 18.90%
2019	24,632	27.98 to 42.62	$847,228	1.18%	0.95% to 1.40%	41.53% to 43.67%
2018	29,327	19.77 to 29.96	$701,253	0.17%	0.95% to 1.40%	-12.51% to -11.17%
2017	27,237	22.60 to 34.07	$742,031	0.05%	0.95% to 1.40%	28.60% to 30.54%

NASDAQ-100 Fund
2021	26,843	61.84 to 96.25	$2,230,090	0.00%	0.95% to 1.40%	22.51% to 24.36%
2020	33,377	50.48 to 78.18	$2,274,528	0.25%	0.95% to 1.40%	41.46% to 43.59%
2019	28,224	35.68 to 54.99	$1,340,877	0.12%	0.95% to 1.40%	33.55% to 35.57%
2018	29,953	26.72 to 40.97	$1,057,358	0.00%	0.95% to 1.40%	-4.20% to -2.74%
2017	27,872	27.89 to 42.55	$1,031,427	0.00%	0.95% to 1.40%	27.96% to 29.88%

U.S. Government Money Market Fund
2021	14,356	7.09 to 9.52	$127,182	0.00%	0.95% to 1.45%	-2.75% to -0.88%
2020	9,554	7.26 to 9.52	$86,303	0.07%	0.95% to 1.45%	-2.75% to -0.88%
2019	13,622	7.43 to 9.60	$124,031	1.11%	0.95% to 1.45%	-1.53% to -0.09%
2018	47,621	7.55 to 9.61	$445,354	0.38%	0.95% to 1.45%	-1.81% to -0.37%
2017	60,153	7.69 to 9.65	$572,532	0.00%	0.95% to 1.45%	-2.36% to -0.94%

Inverse S&P 500 Strategy Fund
2021	1,394,673	0.56 to 0.77	$825,814	0.00%	0.95% to 1.40%	-26.16% to -25.16%
2020	50,856	0.75 to 1.03	$45,664	1.08%	0.95% to 1.40%	-26.62% to -25.73%
2019	32,926	1.02 to 1.63	$41,658	0.81%	0.95% to 1.40%	-24.55% to -23.64%
2018	34,070	1.35 to 2.14	$57,051	0.00%	0.95% to 1.40%	1.74% to 2.98%
2017	40,345	1.33 to 2.09	$65,662	0.00%	0.95% to 1.40%	-19.10% to -18.13%

70

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Inverse NASDAQ-100 Strategy Fund
2021	81,069	0.19 to 0.26	$18,377	0.00%	0.95% to 1.40%	-26.90% to -26.16%
2020	55,051	0.26 to 0.35	$17,010	0.58%	0.95% to 1.40%	-39.20% to -38.59%
2019	71,858	0.43 to 0.57	$35,787	0.53%	0.95% to 1.40%	-29.90% to -29.20%
2018	69,153	0.62 to 0.80	$49,606	0.00%	0.95% to 1.40%	-3.98% to -3.01%
2017	87,116	0.65 to 1.27	$66,748	0.00%	0.95% to 1.40%	-26.11% to -25.37%

Inverse Government Long Bond Strategy Fund
2021	2,956	1.61 to 1.92	$5,186	0.00%	0.95% to 1.40%	-0.98% to 0.01%
2020	5,576	1.62 to 1.92	$9,580	0.24%	0.95% to 1.40%	-22.61% to -21.84%
2019	4,985	2.10 to 2.46	$11,198	0.00%	0.95% to 1.40%	-15.04% to -14.18%
2018	14,239	2.47 to 2.97	$36,479	0.00%	0.95% to 1.40%	1.86% to 2.89%
2017	4,174	2.43 to 2.78	$10,769	0.00%	0.95% to 1.40%	-10.64% to -9.75%

Government Long Bond 1.2x Strategy
2021	7,103	17.09 to 22.06	$154,236	0.26%	0.95% to 1.40%	-9.73% to -8.37%
2020	13,410	18.94 to 24.07	$310,786	0.25%	0.95% to 1.40%	19.01% to 20.81%
2019	6,457	15.91 to 19.93	$124,669	2.48%	0.95% to 1.40%	13.99% to 15.71%
2018	9,266	13.96 to 17.22	$155,464	1.46%	0.95% to 1.40%	-7.65% to -6.25%
2017	14,583	15.12 to 18.37	$260,461	1.12%	0.95% to 1.40%	6.98% to 8.59%

Rydex Variable Insurance Funds
Biotechnology Fund
2021	181,554	14.63 to 27.51	$4,793,871	0.00%	1.15% to 1.65%	0.06% to 0.26%
2020	259,748	14.61 to 27.44	$6,893,292	0.00%	1.15% to 1.65%	19.68% to 19.92%
2019	274,821	12.19 to 22.88	$6,058,557	0.00%	1.15% to 1.35%	23.00% to 23.24%
2018	299,204	9.90 to 18.56	$5,377,373	0.00%	1.15% to 1.35%	-10.67% to -10.49%
2017	309,349	11.07 to 20.74	$6,335,674	0.00%	1.15% to 1.35%	27.71% to 27.96%

S&P 500 Pure Growth Fund
2021	154,384	12.43 to 36.28	$5,017,447	0.00%	1.15% to 1.65%	25.75% to 26.13%
2020	149,921	12.85 to 28.76	$4,004,339	0.00%	1.15% to 1.65%	25.61% to 25.87%
2019	196,550	13.13 to 22.85	$4,290,516	0.00%	1.15% to 1.35%	24.90% to 25.15%
2018	197,441	10.50 to 18.26	$3,449,466	0.00%	1.15% to 1.35%	-6.91% to -6.72%
2017	178,493	11.27 to 19.58	$3,356,794	0.00%	1.15% to 1.35%	22.73% to 22.98%

S&P MidCap 400 Pure Growth Fund
2021	80,654	14.99 to 21.30	$1,675,612	0.00%	1.15% to 1.65%	10.71% to 10.93%
2020	90,505	13.53 to 19.20	$1,698,938	0.00%	1.15% to 1.65%	28.71% to 28.97%
2019	108,641	10.50 to 14.89	$1,585,408	0.00%	1.15% to 1.35%	13.86% to 14.09%
2018	109,541	9.21 to 13.05	$1,402,480	0.00%	1.15% to 1.35%	-15.98% to -15.81%
2017	85,002	10.95 to 15.50	$1,289,701	0.00%	1.15% to 1.35%	17.17% to 17.41%

Guggenheim Variable Insurance Funds
Long Short Equity Fund
2021	63,710	14.66 to 20.71	$981,206	0.62%	0.95% to 1.65%	21.59% to 22.63%
2020	81,310	12.01 to 16.89	$1,020,715	0.78%	0.95% to 1.65%	3.06% to 3.94%
2019	67,719	11.60 to 16.25	$825,276	0.52%	0.95% to 1.40%	4.12% to 5.02%
2018	51,940	11.14 to 15.48	$617,103	0.00%	0.95% to 1.40%	-14.89% to -13.94%
2017	58,807	12.97 to 18.03	$812,450	0.33%	0.95% to 1.40%	12.59% to 13.77%

Multi-Hedge Strategies Fund
2021	136,098	10.61 to 11.63	$1,560,693	0.00%	1.15% to 1.65%	6.65% to 6.87%
2020	178,747	10.53 to 10.88	$1,928,879	1.27%	1.15% to 1.65%	5.94% to 6.16%
2019	197,122	9.93 to 10.25	$2,005,173	2.27%	1.15% to 1.35%	3.60% to 3.81%
2018	230,108	9.57 to 9.88	$2,257,538	0.00%	1.15% to 1.35%	-6.35% to -6.17%
2017	285,836	10.45 to 10.52	$2,992,781	0.00%	1.15% to 1.35%	2.29% to 2.49%

Global Managed Futures Strategies Fund
2021	31,103	8.60 to 10.17	$276,221	0.00%	1.15% to 1.65%	-0.41% to -0.21%
2020	34,118	8.64 to 10.20	$296,674	3.56%	1.15% to 1.65%	1.22% to 1.42%
2019	42,558	8.53 to 10.06	$367,226	0.87%	1.15% to 1.35%	6.69% to 6.91%
2018	48,572	8.00 to 9.42	$392,483	0.00%	1.15% to 1.35%	-10.25% to -10.07%
2017	46,227	8.91 to 10.48	$416,230	1.42%	1.15% to 1.35%	7.26% to 7.47%

71

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Small Cap Value Fund
2021	254,718	11.65 to 20.33	$4,701,156	0.86%	1.15% to 1.65%	24.37% to 24.74%
2020	188,894	10.46 to 16.30	$2,995,915	0.87%	1.15% to 1.65%	-2.30% to -2.11%
2019	167,909	10.69 to 16.65	$2,747,725	0.82%	1.15% to 1.35%	20.93% to 21.18%
2018	173,902	8.83 to 13.74	$2,355,101	0.39%	1.15% to 1.35%	-13.84% to -13.67%
2017	162,176	10.24 to 15.91	$2,558,208	0.40%	1.15% to 1.35%	2.31% to 2.52%

ProFunds VP
Profund Access VP High Yield Fund
2021	2,315	13.87 to 17.97	$36,416	2.44%	1.30% to 1.90%	-3.08% to -1.47%
2020	2,600	14.31 to 18.23	$41,796	8.74%	1.30% to 1.90%	-3.41% to -1.80%
2019	8,288	14.42 to 19.48	$145,287	4.11%	1.30% to 1.90%	8.46% to 10.87%
2018	17,028	13.29 to 17.57	$258,731	3.85%	1.30% to 1.90%	-4.15% to -2.00%
2017	14,091	14.19 to 17.93	$229,753	4.89%	1.30% to 1.90%	1.30% to 3.34%

Asia 30
2021	6,208	11.66 to 15.22	$81,968	0.00%	1.30% to 1.90%	-21.13% to -19.78%
2020	4,762	15.91 to 18.97	$80,009	0.95%	1.30% to 1.90%	31.87% to 33.46%
2019	5,456	12.06 to 14.21	$69,847	0.26%	1.30% to 1.90%	22.88% to 24.36%
2018	5,843	9.21 to 11.43	$60,652	0.40%	1.30% to 1.90%	-21.22% to -19.86%
2017	9,158	11.69 to 14.26	$117,521	0.00%	1.30% to 1.90%	28.64% to 30.84%

Banks
2021	10,082	6.53 to 8.53	$73,496	1.31%	1.30% to 1.90%	29.35% to 31.57%
2020	4,657	5.43 to 6.48	$27,578	1.38%	1.30% to 1.90%	-17.80% to -16.81%
2019	7,279	6.52 to 7.79	$52,386	1.04%	1.30% to 1.90%	32.13% to 33.86%
2018	8,064	4.69 to 5.82	$43,616	0.25%	1.30% to 1.90%	-20.82% to -19.45%
2017	14,551	5.92 to 7.23	$96,800	0.13%	1.30% to 1.90%	13.76% to 15.71%

Basic Materials
2021	2,514	15.69 to 20.97	$45,430	0.75%	1.30% to 1.90%	21.61% to 23.88%
2020	1,696	13.89 to 16.93	$25,467	0.58%	1.30% to 1.90%	13.32% to 14.87%
2019	1,892	11.68 to 14.74	$24,969	0.29%	1.30% to 1.90%	14.12% to 16.08%
2018	3,831	10.23 to 12.86	$42,888	0.26%	1.30% to 1.90%	-20.19% to -18.73%
2017	7,655	12.82 to 15.82	$111,540	0.56%	1.30% to 1.90%	19.22% to 21.37%

Bear
2021	8,335	0.70 to 0.86	$6,363	0.00%	1.30% to 1.90%	-27.04% to -26.05%
2020	28,541	0.96 to 1.17	$29,685	0.47%	1.30% to 1.90%	-28.00% to -27.02%
2019	38,315	1.33 to 1.60	$54,539	0.09%	1.30% to 1.90%	-25.41% to -24.40%
2018	45,604	1.78 to 2.11	$87,088	0.00%	1.30% to 1.90%	0.71% to 2.09%
2017	49,737	1.77 to 2.07	$95,271	0.00%	1.30% to 1.90%	-20.58% to -19.51%

Biotechnology
2021	7,320	33.03 to 44.49	$286,221	0.00%	1.30% to 1.90%	11.70% to 13.84%
2020	7,641	29.36 to 39.09	$264,358	0.02%	1.30% to 1.90%	11.30% to 13.49%
2019	10,548	26.38 to 34.44	$319,069	0.00%	1.30% to 1.90%	12.34% to 14.55%
2018	11,943	23.63 to 30.07	$321,578	0.00%	1.30% to 1.90%	-10.02% to -8.28%
2017	15,974	26.26 to 33.75	$477,485	0.00%	1.30% to 1.90%	18.28% to 20.84%

Bull
2021	26,864	21.65 to 30.09	$681,633	0.00%	1.30% to 1.90%	21.99% to 24.58%
2020	16,086	17.74 to 24.51	$334,702	0.02%	1.30% to 1.90%	12.04% to 14.53%
2019	69,015	15.84 to 21.40	$1,324,552	0.35%	1.30% to 1.90%	24.45% to 27.22%
2018	46,205	12.73 to 16.82	$687,801	0.00%	1.30% to 1.90%	-9.39% to -7.37%
2017	95,202	14.05 to 18.16	$1,551,482	0.00%	1.30% to 1.90%	15.25% to 17.81%

Consumer Goods
2021	6,254	24.98 to 33.39	$183,489	0.44%	1.30% to 1.90%	15.42% to 17.57%
2020	9,395	21.65 to 28.40	$237,187	0.59%	1.30% to 1.90%	26.42% to 28.78%
2019	7,327	17.60 to 22.05	$144,514	2.14%	1.30% to 1.90%	22.33% to 24.37%
2018	4,698	14.39 to 18.77	$76,661	1.13%	1.30% to 1.90%	-17.67% to -15.91%
2017	8,337	17.47 to 22.33	$169,427	1.47%	1.30% to 1.90%	11.22% to 13.57%

Consumer Services
2021	4,137	28.82 to 39.12	$143,440	0.00%	1.30% to 1.90%	6.33% to 8.43%
2020	5,633	27.10 to 36.08	$176,939	0.00%	1.30% to 1.90%	23.81% to 26.25%
2019	4,397	22.04 to 28.58	$115,044	0.00%	1.30% to 1.90%	20.29% to 22.60%
2018	5,810	18.21 to 23.31	$123,818	0.00%	1.30% to 1.90%	-2.96% to -1.04%
2017	9,951	18.76 to 23.83	$215,762	0.00%	1.30% to 1.90%	14.19% to 16.55%

72

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Dow 30
2021	3,874	19.46 to 25.01	$84,542	0.00%	1.30% to 1.90%	14.15% to 15.99%
2020	11,740	17.05 to 21.56	$229,519	0.55%	1.30% to 1.90%	4.34% to 6.02%
2019	7,812	16.34 to 20.34	$140,000	0.09%	1.30% to 1.90%	18.69% to 20.60%
2018	9,844	13.77 to 16.86	$151,386	0.00%	1.30% to 1.90%	-8.73% to -7.25%
2017	10,930	14.48 to 18.18	$182,323	0.00%	1.30% to 1.90%	19.66% to 22.01%

Emerging Markets
2021	6,663	5.67 to 7.62	$43,271	0.00%	1.30% to 1.90%	-20.84% to -19.15%
2020	7,214	7.16 to 9.43	$58,742	0.50%	1.30% to 1.90%	22.36% to 24.96%
2019	9,211	5.85 to 7.55	$60,942	0.48%	1.30% to 1.90%	19.96% to 22.51%
2018	13,062	4.88 to 6.23	$71,589	0.23%	1.30% to 1.90%	-18.20% to -16.37%
2017	27,496	5.97 to 7.45	$186,590	0.12%	1.30% to 1.90%	28.69% to 31.54%

Europe 30
2021	3,991	8.82 to 11.42	$41,130	0.94%	1.30% to 1.90%	20.79% to 22.80%
2020	4,253	7.30 to 9.30	$35,878	1.79%	1.30% to 1.90%	-11.96% to -10.50%
2019	6,919	8.29 to 10.39	$65,288	2.63%	1.30% to 1.90%	14.25% to 16.15%
2018	8,552	7.26 to 9.06	$70,156	2.59%	1.30% to 1.90%	-16.72% to -15.24%
2017	8,886	8.72 to 10.69	$86,997	1.78%	1.30% to 1.90%	16.13% to 18.17%

Falling U.S. Dollar
2021	5,210	4.60 to 4.70	$24,053	0.00%	1.30% to 1.90%	-10.12% to -9.99%
2020	5,210	5.05 to 5.22	$26,756	0.39%	1.30% to 1.90%	2.32% to 2.58%
2019	5,767	4.94 to 5.15	$28,678	0.04%	1.30% to 1.90%	-4.66% to -4.32%
2018	6,270	5.18 to 5.56	$32,846	0.00%	1.30% to 1.90%	-8.54% to -7.94%
2017	6,843	5.66 to 6.04	$39,268	0.00%	1.30% to 1.90%	5.89% to 6.58%

Financials
2021	2,600	10.43 to 14.05	$32,504	1.32%	1.30% to 1.90%	25.57% to 27.97%
2020	2,449	8.25 to 10.98	$24,880	0.32%	1.30% to 1.90%	-5.24% to -3.38%
2019	7,523	8.70 to 11.36	$73,035	0.22%	1.30% to 1.90%	25.67% to 28.14%
2018	5,940	6.97 to 8.87	$49,249	0.32%	1.30% to 1.90%	-13.57% to -11.90%
2017	15,740	8.02 to 10.37	$143,511	0.11%	1.30% to 1.90%	14.02% to 16.55%

Health Care
2021	5,378	29.31 to 39.17	$186,097	0.04%	1.30% to 1.90%	17.36% to 19.55%
2020	9,867	24.61 to 32.77	$285,948	0.00%	1.30% to 1.90%	10.39% to 12.56%
2019	12,063	22.29 to 29.11	$310,528	0.00%	1.30% to 1.90%	15.15% to 17.42%
2018	22,223	19.61 to 25.92	$490,365	0.00%	1.30% to 1.90%	0.82% to 3.08%
2017	17,789	19.45 to 24.42	$385,951	0.00%	1.30% to 1.90%	16.77% to 19.06%

Industrials
2021	4,182	21.03 to 28.77	$107,192	0.00%	1.30% to 1.90%	12.29% to 14.55%
2020	7,403	18.73 to 24.93	$163,542	0.11%	1.30% to 1.90%	12.63% to 14.85%
2019	9,692	16.97 to 21.71	$187,693	0.00%	1.30% to 1.90%	26.07% to 28.36%
2018	7,119	13.21 to 16.91	$110,012	0.10%	1.30% to 1.90%	-15.87% to -14.20%
2017	11,053	15.70 to 19.94	$197,506	0.20%	1.30% to 1.90%	18.08% to 20.52%

International
2021	5,571	6.58 to 7.96	$43,566	0.00%	1.30% to 1.90%	5.18% to 6.61%
2020	5,799	6.26 to 7.47	$42,580	0.45%	1.30% to 1.90%	1.39% to 2.77%
2019	6,345	6.17 to 7.27	$45,390	0.26%	1.30% to 1.90%	15.28% to 16.85%
2018	7,334	5.35 to 6.76	$44,929	0.00%	1.30% to 1.90%	-18.59% to -16.85%
2017	14,171	6.58 to 8.13	$107,712	0.00%	1.30% to 1.90%	17.74% to 20.23%

Internet
2021	6,570	49.91 to 66.19	$371,127	0.00%	1.30% to 1.90%	1.73% to 3.58%
2020	6,641	49.06 to 63.90	$363,590	0.00%	1.30% to 1.90%	45.71% to 48.36%
2019	7,211	33.44 to 43.07	$268,072	0.00%	1.30% to 1.90%	13.97% to 16.10%
2018	11,806	29.34 to 37.10	$385,249	0.00%	1.30% to 1.90%	1.30% to 3.21%
2017	11,237	28.96 to 36.37	$363,555	0.00%	1.30% to 1.90%	31.39% to 33.97%

Japan
2021	4,510	8.49 to 10.91	$46,278	0.00%	1.30% to 1.90%	0.57% to 2.19%
2020	4,516	8.44 to 10.68	$45,332	0.29%	1.30% to 1.90%	12.23% to 14.04%
2019	4,421	7.52 to 9.49	$38,851	0.14%	1.30% to 1.90%	16.16% to 18.15%
2018	6,367	6.48 to 8.04	$47,826	0.00%	1.30% to 1.90%	-14.48% to -13.00%
2017	6,194	7.57 to 9.24	$53,758	0.00%	1.30% to 1.90%	14.68% to 16.64%

73

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Large-Cap Growth
2021	36,016	31.20 to 44.74	$1,399,490	0.00%	1.30% to 1.90%	25.27% to 28.19%
2020	35,785	24.90 to 34.90	$1,091,999	0.00%	1.30% to 1.90%	26.30% to 29.24%
2019	37,397	19.99 to 27.01	$868,675	0.00%	1.30% to 1.90%	24.46% to 27.22%
2018	39,419	16.06 to 21.23	$740,051	0.00%	1.30% to 1.90%	-5.16% to -3.13%
2017	48,720	16.75 to 21.91	$966,247	0.00%	1.30% to 1.90%	20.87% to 23.68%

Large-Cap Value
2021	23,850	14.88 to 19.58	$432,135	0.96%	1.30% to 1.90%	18.70% to 20.79%
2020	25,061	12.53 to 16.21	$377,859	0.86%	1.30% to 1.90%	-3.50% to -1.79%
2019	37,191	12.99 to 16.50	$570,190	1.00%	1.30% to 1.90%	25.31% to 27.52%
2018	36,522	10.36 to 12.94	$439,372	0.75%	1.30% to 1.90%	-13.72% to -12.19%
2017	58,880	12.01 to 15.53	$834,969	0.83%	1.30% to 1.90%	9.54% to 11.97%

Mid-Cap
2021	6,573	18.06 to 22.62	$132,550	0.00%	1.30% to 1.90%	18.01% to 19.91%
2020	7,822	15.10 to 20.41	$133,330	0.07%	1.30% to 1.90%	6.84% to 9.33%
2019	192,854	14.13 to 18.67	$2,977,627	0.01%	1.30% to 1.90%	19.16% to 21.93%
2018	206,531	11.86 to 15.31	$2,630,056	0.00%	1.30% to 1.90%	-15.96% to -13.99%
2017	247,613	14.11 to 17.80	$3,823,445	0.00%	1.30% to 1.90%	9.43% to 11.97%

Mid-Cap Growth
2021	13,402	21.73 to 29.05	$347,684	0.00%	1.30% to 1.90%	12.83% to 14.94%
2020	15,758	19.26 to 25.27	$354,260	0.00%	1.30% to 1.90%	16.62% to 18.80%
2019	15,430	16.98 to 21.72	$297,810	0.00%	1.30% to 1.90%	20.09% to 22.27%
2018	16,703	14.14 to 17.87	$276,021	0.00%	1.30% to 1.90%	-14.94% to -13.34%
2017	23,686	16.62 to 20.99	$451,663	0.00%	1.30% to 1.90%	14.36% to 16.67%

Mid-Cap Value
2021	5,410	17.91 to 22.83	$110,789	0.30%	1.30% to 1.90%	24.36% to 26.30%
2020	5,201	14.19 to 18.08	$86,232	0.33%	1.30% to 1.90%	-1.12% to 0.52%
2019	6,031	14.16 to 17.62	$99,634	0.18%	1.30% to 1.90%	19.81% to 21.75%
2018	8,452	11.81 to 14.75	$114,532	0.07%	1.30% to 1.90%	-16.29% to -14.80%
2017	20,107	14.11 to 18.25	$323,868	0.15%	1.30% to 1.90%	6.81% to 9.18%

Government Money Market
2021	307,029	6.19 to 8.88	$2,299,091	0.01%	1.30% to 1.90%	-3.52% to -1.28%
2020	532,131	6.42 to 9.00	$4,022,896	0.04%	1.30% to 1.90%	-3.49% to -1.25%
2019	370,018	6.65 to 9.11	$2,912,327	0.74%	1.30% to 1.90%	-2.79% to -0.53%
2018	676,635	6.84 to 9.16	$5,522,693	0.35%	1.30% to 1.90%	-3.15% to -0.89%
2017	840,720	7.07 to 9.24	$6,983,028	0.02%	1.30% to 1.90%	-3.51% to -1.27%

Oil & Gas
2021	33,894	6.24 to 8.96	$246,480	2.20%	1.30% to 1.90%	46.57% to 49.97%
2020	28,010	4.32 to 5.76	$134,545	1.81%	1.30% to 1.90%	-36.72% to -35.47%
2019	38,028	6.83 to 8.92	$283,197	1.36%	1.30% to 1.90%	4.78% to 6.85%
2018	58,634	6.52 to 8.35	$410,449	1.79%	1.30% to 1.90%	-22.98% to -21.46%
2017	84,586	8.37 to 10.63	$761,640	1.15%	1.30% to 1.90%	-6.59% to -4.66%

NASDAQ-100
2021	9,989	48.36 to 68.28	$565,844	0.00%	1.30% to 1.90%	20.51% to 23.19%
2020	12,973	40.13 to 55.42	$615,178	0.00%	1.30% to 1.90%	40.57% to 43.69%
2019	20,368	28.55 to 38.57	$685,380	0.00%	1.30% to 1.90%	32.00% to 34.94%
2018	27,531	21.63 to 28.23	$685,118	0.00%	1.30% to 1.90%	-5.26% to -3.24%
2017	33,311	22.30 to 29.17	$878,315	0.00%	1.30% to 1.90%	25.65% to 28.56%

Pharmaceuticals
2021	2,982	19.00 to 25.00	$68,568	0.27%	1.30% to 1.90%	7.48% to 9.38%
2020	3,036	17.68 to 22.86	$63,933	0.09%	1.30% to 1.90%	8.75% to 10.67%
2019	4,425	16.26 to 20.66	$83,608	0.96%	1.30% to 1.90%	10.23% to 12.17%
2018	6,910	14.75 to 18.41	$112,035	1.24%	1.30% to 1.90%	-9.35% to -7.74%
2017	8,247	16.27 to 19.96	$147,974	1.06%	1.30% to 1.90%	6.68% to 8.56%

Precious Metals
2021	85,144	3.99 to 5.58	$370,892	0.00%	1.30% to 1.90%	-12.02% to -10.11%
2020	91,374	4.43 to 5.99	$446,026	0.24%	1.30% to 1.90%	19.72% to 22.20%
2019	172,978	3.70 to 4.90	$725,931	0.04%	1.30% to 1.90%	40.82% to 43.74%
2018	197,469	2.66 to 3.41	$580,199	0.00%	1.30% to 1.90%	-16.46% to -14.81%
2017	231,622	3.19 to 4.00	$801,627	0.00%	1.30% to 1.90%	1.67% to 3.66%

74

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Real Estate
2021	10,101	14.00 to 19.01	$161,457	0.03%	1.30% to 1.90%	32.23% to 34.83%
2020	7,521	10.67 to 14.10	$91,882	0.74%	1.30% to 1.90%	-9.56% to -7.83%
2019	18,671	11.80 to 15.51	$250,321	1.95%	1.30% to 1.90%	22.34% to 24.81%
2018	21,408	9.64 to 12.43	$233,780	1.59%	1.30% to 1.90%	-9.01% to -7.16%
2017	10,685	10.60 to 13.38	$124,847	4.41%	1.30% to 1.90%	4.29% to 6.39%

Rising Rates Opportunity
2021	11,657	0.95 to 1.14	$12,488	0.00%	1.30% to 1.90%	-2.93% to -1.81%
2020	17,474	0.98 to 1.16	$19,158	0.54%	1.30% to 1.90%	-28.80% to -27.97%
2019	23,811	1.27 to 1.61	$36,098	0.10%	1.30% to 1.90%	-20.26% to -18.85%
2018	57,355	1.59 to 1.98	$106,509	0.00%	1.30% to 1.90%	0.56% to 2.34%
2017	26,545	1.58 to 1.94	$48,570	0.00%	1.30% to 1.90%	-14.93% to -13.43%

Semiconductor
2021	4,292	42.58 to 54.30	$195,084	0.00%	1.30% to 1.90%	43.46% to 45.70%
2020	4,641	29.68 to 37.27	$144,703	0.26%	1.30% to 1.90%	39.94% to 42.13%
2019	5,108	21.21 to 26.22	$112,770	0.32%	1.30% to 1.90%	44.70% to 46.96%
2018	2,207	14.66 to 17.84	$33,289	0.00%	1.30% to 1.90%	-13.29% to -11.93%
2017	1,948	17.31 to 20.26	$36,793	0.23%	1.30% to 1.90%	31.24% to 33.01%

Short Dow 30
2021	2,219	0.59 to 0.74	$1,587	0.00%	1.30% to 1.90%	-22.57% to -21.44%
2020	10,264	0.77 to 0.95	$9,644	0.42%	1.30% to 1.90%	-23.69% to -22.58%
2019	2,420	1.07 to 1.18	$2,821	0.04%	1.30% to 1.90%	-21.71% to -21.16%
2018	2,480	1.37 to 1.50	$3,664	0.00%	1.30% to 1.90%	-0.78% to -0.08%
2017	2,541	1.38 to 1.58	$3,755	0.00%	1.30% to 1.90%	-24.39% to -23.52%

Short Emerging Markets
2021	-	-	$0	0.00%	1.30% to 1.90%	n/a
2020	-	-	$0	0.00%	1.30% to 1.90%	n/a
2019	-	-	$0	0.00%	1.30% to 1.90%	n/a
2018	-	-	$0	0.00%	1.30% to 1.90%	n/a
2017	-	2.67 to 2.67	$0	0.00%	1.30% to 1.90%	-29.62% to -29.62%

Short International
2021	2,654	1.88 to 1.98	$5,154	0.00%	1.30% to 1.90%	-15.67% to -15.37%
2020	2,670	2.23 to 2.34	$6,133	0.63%	1.30% to 1.90%	-19.12% to -18.83%
2019	2,707	2.76 to 2.84	$7,613	0.32%	1.30% to 1.90%	-19.58% to -19.38%
2018	5,641	3.43 to 3.53	$19,689	0.00%	1.30% to 1.90%	12.44% to 12.72%
2017	5,649	3.05 to 3.13	$17,533	0.00%	1.30% to 1.90%	-22.71% to -22.51%

Short Mid-Cap
2021	2,066	0.68 to 0.68	$1,398	0.00%	1.30% to 1.90%	-25.80% to -25.80%
2020	2,066	0.81 to 0.91	$1,884	1.18%	1.30% to 1.90%	-28.89% to -28.32%
2019	2,425	1.14 to 1.26	$3,007	0.27%	1.30% to 1.90%	-23.57% to -23.04%
2018	2,479	1.49 to 1.63	$3,990	0.00%	1.30% to 1.90%	7.57% to 8.33%
2017	2,534	1.39 to 1.51	$3,763	0.00%	1.30% to 1.90%	-17.45% to -16.87%

Short NASDAQ-100
2021	-	0.32 to 0.32	$0	0.00%	1.30% to 1.90%	-26.73% to -26.73%
2020	7,909	0.37 to 0.43	$3,405	0.41%	1.30% to 1.90%	-44.53% to -43.99%
2019	360	0.67 to 0.67	$243	0.14%	1.30% to 1.90%	-30.25% to -30.25%
2018	418	0.97 to 0.97	$405	0.00%	1.30% to 1.90%	-5.87% to -5.87%
2017	479	1.03 to 1.25	$492	0.00%	1.30% to 1.90%	-27.52% to -26.28%

Short Small-Cap
2021	3,113	0.52 to 0.60	$1,865	0.00%	1.30% to 1.90%	-21.92% to -21.17%
2020	4,666	0.66 to 0.76	$3,518	0.57%	1.30% to 1.90%	-34.38% to -33.75%
2019	5,024	1.08 to 1.18	$5,715	0.06%	1.30% to 1.90%	-23.20% to -22.74%
2018	13,785	1.41 to 1.52	$20,735	0.00%	1.30% to 1.90%	7.01% to 7.65%
2017	15,041	1.32 to 1.41	$21,057	0.00%	1.30% to 1.90%	-16.81% to -16.31%

Small-Cap
2021	10,538	15.98 to 20.54	$198,511	0.00%	1.30% to 1.90%	9.00% to 10.76%
2020	10,953	14.66 to 20.25	$188,232	0.04%	1.30% to 1.90%	13.03% to 15.54%
2019	18,222	12.97 to 17.53	$284,232	0.00%	1.30% to 1.90%	19.35% to 22.01%
2018	16,916	10.87 to 14.37	$209,307	0.00%	1.30% to 1.90%	-15.91% to -14.03%
2017	23,012	12.92 to 16.71	$338,478	0.00%	1.30% to 1.90%	8.57% to 10.98%

75

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Small-Cap Growth
2021	8,041	23.07 to 31.32	$206,794	0.00%	1.30% to 1.90%	16.78% to 19.08%
2020	11,095	19.75 to 24.08	$237,390	0.00%	1.30% to 1.90%	13.64% to 15.18%
2019	11,696	16.80 to 22.70	$221,210	0.00%	1.30% to 1.90%	15.02% to 17.58%
2018	14,904	14.60 to 19.30	$257,385	0.00%	1.30% to 1.90%	-9.01% to -6.97%
2017	22,458	15.86 to 20.75	$415,721	0.00%	1.30% to 1.90%	8.99% to 11.51%

Small-Cap Value
2021	6,047	16.86 to 22.01	$113,262	0.10%	1.30% to 1.90%	24.45% to 26.58%
2020	13,191	13.85 to 17.39	$205,866	0.01%	1.30% to 1.90%	-2.02% to -0.49%
2019	6,378	14.13 to 17.47	$97,219	0.00%	1.30% to 1.90%	18.82% to 20.68%
2018	6,805	11.52 to 14.94	$86,612	0.00%	1.30% to 1.90%	-17.06% to -15.33%
2017	12,852	13.49 to 17.65	$202,299	0.01%	1.30% to 1.90%	5.84% to 8.30%

Technology
2021	7,669	47.07 to 64.39	$426,262	0.00%	1.30% to 1.90%	30.19% to 32.82%
2020	11,888	36.15 to 48.13	$504,019	0.00%	1.30% to 1.90%	39.69% to 42.44%
2019	10,678	25.88 to 33.79	$321,408	0.00%	1.30% to 1.90%	40.05% to 42.81%
2018	7,166	18.48 to 23.66	$152,767	0.00%	1.30% to 1.90%	-5.77% to -3.90%
2017	11,161	19.61 to 24.91	$248,374	0.08%	1.30% to 1.90%	30.42% to 33.11%

Telecommunications
2021	288	13.43 to 15.71	$4,192	1.40%	1.30% to 1.90%	15.32% to 16.48%
2020	474	11.65 to 13.49	$5,900	0.89%	1.30% to 1.90%	0.45% to 1.46%
2019	402	11.59 to 13.29	$5,006	1.88%	1.30% to 1.90%	11.77% to 12.89%
2018	1,242	10.37 to 11.78	$13,550	4.17%	1.30% to 1.90%	-17.34% to -16.50%
2017	2,048	12.40 to 14.10	$26,980	0.38%	1.30% to 1.90%	-4.77% to -3.72%

U.S. Government Plus
2021	17,247	15.93 to 22.84	$344,411	0.00%	1.30% to 1.90%	-10.37% to -8.29%
2020	18,153	17.77 to 24.90	$396,418	0.02%	1.30% to 1.90%	16.42% to 19.13%
2019	8,237	15.26 to 20.90	$147,073	0.74%	1.30% to 1.90%	14.04% to 16.69%
2018	16,856	13.38 to 17.91	$257,704	0.87%	1.30% to 1.90%	-8.79% to -6.65%
2017	11,630	15.02 to 18.97	$198,838	0.17%	1.30% to 1.90%	5.83% to 7.97%

UltraBull
2021	26,903	39.35 to 57.34	$1,300,929	0.00%	1.30% to 1.90%	52.40% to 56.10%
2020	31,328	25.82 to 36.73	$988,666	0.82%	1.30% to 1.90%	15.47% to 18.28%
2019	21,806	22.36 to 30.63	$593,749	0.32%	1.30% to 1.90%	54.35% to 57.94%
2018	26,981	14.49 to 19.64	$466,571	0.00%	1.30% to 1.90%	-18.60% to -16.60%
2017	31,169	17.80 to 23.55	$669,377	0.00%	1.30% to 1.90%	35.92% to 39.20%

UltraMid-Cap
2021	23,807	28.26 to 38.38	$753,391	0.00%	1.30% to 1.90%	41.49% to 44.27%
2020	29,383	19.98 to 26.60	$648,391	0.20%	1.30% to 1.90%	1.49% to 3.50%
2019	18,611	20.09 to 25.70	$412,736	0.00%	1.30% to 1.90%	42.78% to 45.37%
2018	40,750	14.07 to 18.48	$610,133	0.00%	1.30% to 1.90%	-29.27% to -27.72%
2017	46,847	20.48 to 25.57	$1,005,435	0.00%	1.30% to 1.90%	24.81% to 27.20%

UltraNASDAQ-100
2021	6,602	186.26 to 267.12	$1,423,356	0.00%	1.30% to 1.90%	47.12% to 50.54%
2020	6,221	126.60 to 174.85	$882,258	0.00%	1.30% to 1.90%	79.72% to 83.71%
2019	5,812	71.90 to 95.18	$466,110	0.00%	1.30% to 1.90%	73.58% to 77.17%
2018	7,541	41.42 to 54.41	$346,340	0.00%	1.30% to 1.90%	-12.72% to -10.81%
2017	7,962	48.87 to 61.00	$421,197	0.00%	1.30% to 1.90%	63.05% to 66.16%

UltraShort Dow30
2021	8,059	0.06 to 0.06	$517	0.00%	1.30% to 1.90%	-37.28% to -37.28%
2020	9,203	0.10 to 0.10	$941	7.11%	1.30% to 1.90%	-46.98% to -46.98%
2019	9,803	0.19 to 0.19	$1,890	3.03%	1.30% to 1.90%	-38.64% to -38.64%
2018	10,185	0.30 to 0.32	$3,200	0.00%	1.30% to 1.90%	-2.44% to -1.85%
2017	16,836	0.31 to 0.33	$5,438	0.00%	1.30% to 1.90%	-41.82% to -41.47%

UltraShort NASDAQ-100
2021	48,783	0.01 to 0.01	$475	0.00%	1.30% to 1.90%	-44.71% to -44.36%
2020	33,769	0.02 to 0.02	$590	0.65%	1.30% to 1.90%	-72.44% to -72.27%
2019	35,116	0.06 to 0.06	$2,212	0.74%	1.30% to 1.90%	-52.20% to -51.90%
2018	35,891	0.12 to 0.13	$4,703	0.00%	1.30% to 1.90%	-14.65% to -14.09%
2017	37,158	0.14 to 0.15	$5,665	0.00%	1.30% to 1.90%	-46.83% to -46.48%

76

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
UltraSmall-Cap
2021	20,387	16.75 to 21.87	$384,718	0.00%	1.30% to 1.90%	18.83% to 20.86%
2020	26,004	14.10 to 18.10	$409,774	0.15%	1.30% to 1.90%	12.16% to 14.08%
2019	10,006	12.57 to 15.86	$139,999	0.00%	1.30% to 1.90%	41.98% to 44.41%
2018	14,154	8.85 to 10.98	$137,118	0.00%	1.30% to 1.90%	-29.63% to -28.41%
2017	14,172	12.58 to 15.80	$198,759	0.00%	1.30% to 1.90%	20.67% to 23.03%

Utilities
2021	3,688	18.50 to 24.73	$85,218	1.31%	1.30% to 1.90%	11.44% to 13.52%
2020	5,864	16.60 to 21.78	$115,289	1.51%	1.30% to 1.90%	-5.76% to -4.00%
2019	4,186	18.23 to 22.69	$87,157	3.33%	1.30% to 1.90%	18.95% to 20.86%
2018	4,562	15.33 to 18.77	$78,896	1.58%	1.30% to 1.90%	-0.42% to 1.19%
2017	6,833	16.03 to 18.55	$119,953	2.63%	1.30% to 1.90%	7.49% to 8.83%

VanEck Worldwide Insurance Trust
Global Resources Fund
2021	383,113	7.31 to 35.11	$5,998,442	0.43%	0.95% to 1.90%	14.60% to 17.80%
2020	479,886	6.38 to 29.80	$6,663,338	0.72%	0.95% to 1.90%	14.74% to 17.99%
2019	455,682	5.56 to 25.26	$5,651,543	0.00%	0.95% to 1.90%	7.71% to 10.81%
2018	466,099	5.16 to 22.80	$5,266,523	0.00%	0.95% to 1.90%	-30.90% to -28.96%
2017	524,574	7.30 to 32.78	$8,487,983	0.00%	0.95% to 1.90%	-5.52% to -2.62%

Emerging Markets Fund
2021	28,931	24.19 to 47.68	$1,276,537	0.97%	0.95% to 1.40%	-14.00% to -12.70%
2020	29,835	28.12 to 55.17	$1,536,938	1.76%	0.95% to 1.40%	14.07% to 16.14%
2019	36,385	29.02 to 47.98	$1,622,587	0.53%	0.95% to 1.40%	27.05% to 29.36%
2018	42,600	18.01 to 37.46	$1,457,114	0.29%	0.95% to 1.40%	-25.58% to -24.21%
2017	63,611	24.02 to 49.93	$2,802,208	0.39%	0.95% to 1.40%	46.08% to 49.61%

Emerging Markets Bond Fund
2021	24,429	12.90 to 18.26	$400,505	4.90%	0.95% to 1.40%	-6.00% to -4.96%
2020	32,467	13.62 to 19.21	$554,814	12.28%	0.95% to 1.40%	6.71% to 7.89%
2019	28,850	11.55 to 17.81	$461,861	0.63%	0.95% to 1.40%	10.39% to 11.55%
2018	33,821	10.46 to 15.96	$492,835	9.63%	0.95% to 1.40%	-8.05% to -7.03%
2017	49,355	10.67 to 17.17	$791,433	2.53%	0.95% to 1.40%	9.54% to 11.19%

Janus Henderson Series
Global Technology and Innovation Portfolio
2021	343,520	11.72 to 60.68	$14,336,384	0.11%	1.15% to 1.65%	16.05% to 16.40%
2020	227,665	13.89 to 52.13	$11,077,250	0.00%	1.15% to 1.65%	48.70% to 49.00%
2019	171,194	17.10 to 34.99	$5,605,246	0.00%	1.15% to 1.35%	42.88% to 43.16%
2018	147,288	11.96 to 24.44	$3,437,928	0.00%	1.15% to 1.35%	-0.45% to -0.25%
2017	106,809	12.00 to 24.50	$2,538,098	0.00%	1.15% to 1.35%	42.98% to 43.26%

Overseas Portfolio
2021	93,357	10.81 to 15.24	$1,196,911	1.19%	1.15% to 1.65%	11.77% to 11.99%
2020	55,050	11.34 to 13.62	$656,299	0.97%	1.15% to 1.65%	14.46% to 14.69%
2019	48,682	9.91 to 11.89	$488,302	1.74%	1.15% to 1.35%	25.01% to 25.26%
2018	49,258	7.93 to 9.50	$395,000	1.75%	1.15% to 1.35%	-16.28% to -16.11%
2017	56,799	9.47 to 11.34	$543,020	2.24%	1.15% to 1.35%	29.06% to 29.31%

Research Portfolio
2021	7,489	37.71 to 38.27	$283,269	0.02%	1.15% to 1.65%	18.44% to 18.68%
2020	17,589	31.84 to 32.25	$561,464	0.19%	1.15% to 1.65%	30.79% to 31.06%
2019	21,961	24.34 to 24.61	$536,101	0.29%	1.15% to 1.35%	33.41% to 33.68%
2018	25,399	18.25 to 18.41	$464,875	0.37%	1.15% to 1.35%	-4.15% to -3.96%
2017	31,413	19.04 to 19.17	$599,282	0.27%	1.15% to 1.35%	25.85% to 26.10%

Enterprise Services Portfolio
2021	1,389,255	11.36 to 30.71	$39,241,724	0.24%	1.15% to 1.65%	14.63% to 15.21%
2020	1,214,723	12.77 to 26.66	$30,922,087	0.00%	1.15% to 1.65%	17.58% to 17.82%
2019	1,142,759	15.07 to 22.63	$24,865,839	0.06%	1.15% to 1.35%	33.34% to 33.61%
2018	995,432	11.29 to 16.93	$16,238,499	0.12%	1.15% to 1.35%	-2.00% to -1.81%
2017	687,373	11.51 to 17.25	$11,539,277	0.13%	1.15% to 1.35%	25.39% to 25.64%

Global Research Portfolio
2021	66,993	11.55 to 27.07	$1,659,012	0.38%	1.15% to 1.65%	16.22% to 16.45%
2020	48,040	15.58 to 23.25	$1,089,276	0.49%	1.15% to 1.65%	18.15% to 18.39%
2019	50,454	13.17 to 19.64	$969,267	0.93%	1.15% to 1.35%	26.99% to 27.24%
2018	44,852	10.36 to 15.43	$683,618	1.07%	1.15% to 1.35%	-8.34% to -8.15%
2017	44,442	11.29 to 16.80	$738,548	0.83%	1.15% to 1.35%	24.99% to 25.24%

77

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Mid Cap Value Portfolio
2021	222,532	11.45 to 21.08	$4,304,237	0.31%	1.15% to 1.65%	17.82% to 18.06%
2020	208,421	11.63 to 17.86	$3,568,721	1.02%	1.15% to 1.65%	-2.54% to -2.34%
2019	197,118	11.92 to 18.29	$3,477,494	1.07%	1.15% to 1.35%	28.30% to 28.56%
2018	186,003	9.28 to 14.22	$2,579,014	0.98%	1.15% to 1.35%	-14.98% to -14.81%
2017	192,293	10.90 to 16.70	$3,154,990	0.66%	1.15% to 1.35%	12.11% to 12.34%

Balanced Portfolio
2021	4,024,852	11.65 to 24.47	$89,831,295	0.70%	1.15% to 1.65%	15.00% to 15.57%
2020	2,669,628	11.61 to 21.17	$55,162,863	1.43%	1.15% to 1.65%	12.50% to 12.72%
2019	2,251,196	13.21 to 18.78	$41,323,181	1.72%	1.15% to 1.35%	20.63% to 20.88%
2018	1,603,935	10.94 to 15.54	$24,628,415	1.86%	1.15% to 1.35%	-0.92% to -0.72%
2017	990,962	11.03 to 15.65	$15,400,133	1.40%	1.15% to 1.35%	16.56% to 16.79%

Flexible Bond Portfolio
2021	930,912	9.86 to 12.15	$11,002,406	1.68%	1.15% to 1.65%	-2.44% to -2.24%
2020	788,942	11.56 to 12.43	$9,649,511	2.53%	1.15% to 1.65%	8.77% to 8.99%
2019	621,443	10.61 to 11.40	$6,994,524	2.64%	1.15% to 1.35%	7.81% to 8.03%
2018	506,125	9.84 to 10.56	$5,303,727	2.42%	1.15% to 1.35%	-2.62% to -2.42%
2017	395,731	10.09 to 10.82	$4,255,966	2.48%	1.15% to 1.35%	1.97% to 2.17%

GI Unconstrained Bond Portfolio
2019	-	-	$0	1.29%	1.15% to 1.35%	n/a
2018	98,954	9.51 to 9.58	$942,017	2.55%	1.15% to 1.35%	-5.06% to -4.87%
2017	92,634	10.02 to 10.07	$928,697	3.20%	1.15% to 1.35%	0.34% to 0.54%

PIMCO Variable Insurance Trust
Total Return Portfolio
2021	3,417,926	9.82 to 19.44	$43,643,688	1.74%	0.95% to 1.90%	-4.81% to -2.20%
2020	3,527,603	10.27 to 19.87	$46,554,357	2.03%	0.95% to 1.90%	4.76% to 7.62%
2019	4,050,360	10.68 to 18.47	$50,056,375	3.04%	0.95% to 1.90%	4.48% to 7.34%
2018	4,035,547	9.99 to 17.20	$47,287,227	2.56%	0.95% to 1.90%	-4.12% to -1.49%
2017	3,903,746	10.19 to 17.46	$47,973,212	2.02%	0.95% to 1.90%	1.17% to 3.93%

Low Duration Portfolio
2021	3,694,238	9.10 to 13.61	$37,157,037	0.43%	0.95% to 1.90%	-4.29% to -1.86%
2020	2,779,815	9.51 to 13.86	$28,712,551	1.14%	0.95% to 1.90%	-0.50% to 2.02%
2019	2,486,507	9.37 to 13.59	$25,289,738	2.68%	0.95% to 1.90%	0.36% to 3.05%
2018	2,488,388	9.33 to 13.19	$24,682,261	1.84%	0.95% to 1.90%	-3.23% to -0.62%
2017	2,110,065	9.64 to 13.27	$21,281,171	1.18%	0.95% to 1.90%	-2.23% to 0.39%

High Yield Portfolio
2021	631,502	10.24 to 27.05	$10,193,934	4.50%	0.95% to 1.90%	-0.23% to 2.65%
2020	633,058	11.59 to 26.35	$10,181,904	4.17%	0.95% to 1.90%	1.80% to 4.75%
2019	766,902	11.11 to 25.16	$11,878,657	4.84%	0.95% to 1.90%	10.46% to 13.66%
2018	502,674	9.82 to 22.14	$7,294,631	5.04%	0.95% to 1.90%	-6.32% to -3.59%
2017	558,843	10.22 to 22.96	$8,637,362	4.90%	0.95% to 1.90%	2.64% to 5.60%

Real Return Portfolio
2021	2,419,180	10.46 to 19.68	$28,158,458	4.78%	0.95% to 1.90%	1.85% to 4.59%
2020	2,135,710	10.60 to 18.82	$24,012,468	1.30%	0.95% to 1.90%	7.76% to 10.66%
2019	2,122,136	9.97 to 17.01	$21,521,058	1.56%	0.95% to 1.90%	4.61% to 7.42%
2018	2,133,195	9.33 to 15.83	$20,301,950	2.42%	0.95% to 1.90%	-5.69% to -3.14%
2017	2,200,216	9.68 to 16.35	$21,756,775	2.26%	0.95% to 1.90%	-0.10% to 2.68%

All Asset Portfolio
2021	261,589	11.17 to 19.43	$3,850,527	10.69%	0.95% to 1.90%	12.05% to 14.71%
2020	304,908	12.76 to 17.00	$3,938,978	4.41%	0.95% to 1.90%	4.20% to 6.67%
2019	358,019	11.99 to 16.34	$4,350,224	2.78%	0.95% to 1.90%	7.90% to 10.47%
2018	414,975	9.97 to 14.82	$4,586,867	3.10%	0.95% to 1.90%	-8.72% to -6.53%
2017	427,745	11.66 to 15.90	$5,085,136	4.54%	0.95% to 1.90%	9.49% to 12.09%

Global Managed Asset Allocation Portfolio
2021	82,827	11.08 to 14.95	$1,209,638	2.13%	1.15% to 1.65%	11.09% to 11.32%
2020	67,354	13.26 to 13.43	$893,068	8.44%	1.15% to 1.65%	15.14% to 15.38%
2019	49,475	11.51 to 11.64	$569,726	2.22%	1.15% to 1.35%	15.39% to 15.62%
2018	44,146	9.98 to 10.07	$440,541	1.60%	1.15% to 1.35%	-6.88% to -6.70%
2017	42,294	10.72 to 10.79	$453,296	2.40%	1.15% to 1.35%	12.47% to 12.69%

78

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Short-Term Portfolio
2021	4,383,191	9.86 to 10.25	$44,386,005	0.93%	1.15% to 1.65%	-1.79% to -1.30%
2020	5,617,645	10.09 to 10.39	$57,770,230	1.27%	1.15% to 1.65%	0.77% to 0.97%
2019	4,389,651	10.18 to 10.29	$44,795,827	2.25%	1.15% to 1.35%	1.32% to 1.52%
2018	4,694,571	10.05 to 10.13	$47,247,593	2.03%	1.15% to 1.35%	0.06% to 0.26%
2017	4,498,478	10.04 to 10.11	$45,244,074	1.53%	1.15% to 1.35%	0.93% to 1.13%

Emerging Markets Bond Portfolio
2021	164,879	9.80 to 12.91	$2,058,796	4.54%	1.15% to 1.65%	-3.96% to -3.77%
2020	168,484	11.53 to 13.42	$2,203,410	4.38%	1.15% to 1.65%	5.16% to 5.38%
2019	160,286	10.95 to 12.73	$1,987,562	4.33%	1.15% to 1.35%	13.12% to 13.34%
2018	141,815	9.67 to 11.23	$1,578,041	4.10%	1.15% to 1.35%	-6.11% to -5.92%
2017	113,889	10.29 to 11.94	$1,334,555	4.83%	1.15% to 1.35%	8.30% to 8.51%

Global Bond Opportunities Portfolio
2021	10,464	10.02 to 10.17	$104,951	3.71%	1.15% to 1.65%	-5.54% to -5.35%
2020	17,483	10.61 to 10.75	$185,660	2.05%	1.15% to 1.65%	8.53% to 8.75%
2019	35,825	9.77 to 9.88	$351,738	2.34%	1.15% to 1.35%	4.60% to 4.81%
2018	36,457	9.34 to 9.43	$341,868	6.30%	1.15% to 1.35%	-5.58% to -5.39%
2017	38,990	9.90 to 9.97	$386,836	1.92%	1.15% to 1.35%	7.07% to 7.28%

Commodity Real Return Strategy Portfolio
2021	969,729	6.59 to 17.09	$6,614,547	4.38%	1.15% to 1.65%	31.33% to 31.59%
2020	976,246	5.02 to 9.73	$4,932,228	5.48%	1.15% to 1.65%	-0.13% to 0.07%
2019	1,039,033	5.03 to 9.73	$5,244,209	4.40%	1.15% to 1.35%	9.86% to 10.08%
2018	1,120,120	4.58 to 8.85	$5,142,150	2.05%	1.15% to 1.35%	-15.36% to -15.19%
2017	1,252,137	5.41 to 10.45	$6,786,599	10.65%	1.15% to 1.35%	0.68% to 0.88%

International Bond (USD-Hedged) Portfolio
2021	248,916	9.69 to 11.45	$2,801,341	1.44%	1.15% to 1.65%	-3.37% to -3.17%
2020	201,369	11.19 to 11.83	$2,355,459	5.88%	1.15% to 1.65%	4.03% to 4.24%
2019	179,479	10.74 to 11.35	$2,017,025	1.70%	1.15% to 1.35%	5.47% to 5.68%
2018	144,408	10.18 to 10.74	$1,539,607	1.36%	1.15% to 1.35%	0.64% to 0.85%
2017	73,753	10.10 to 10.65	$781,044	5.88%	1.15% to 1.35%	1.29% to 1.49%

Dynamic Bond Adv Portfolio
2021	234,562	9.97 to 11.14	$2,577,240	1.94%	1.15% to 1.65%	-0.17% to 0.03%
2020	211,426	10.84 to 11.13	$2,333,712	2.50%	1.15% to 1.65%	3.30% to 3.50%
2019	241,095	10.49 to 10.76	$2,574,903	4.13%	1.15% to 1.35%	3.42% to 3.63%
2018	208,485	10.13 to 10.38	$2,152,016	2.73%	1.15% to 1.35%	-0.43% to -0.23%
2017	224,134	10.16 to 10.40	$2,322,720	1.65%	1.15% to 1.35%	3.50% to 3.71%

Income Advisor Portfolio
2021	3,164,894	10.09 to 11.41	$35,772,908	2.80%	1.15% to 1.65%	0.23% to 0.73%
2020	2,554,048	10.78 to 11.33	$28,750,387	3.74%	1.15% to 1.65%	4.97% to 5.19%
2019	3,177,130	10.72 to 10.77	$34,058,314	3.40%	1.15% to 1.35%	7.00% to 7.22%
2018	2,421,596	10.01 to 10.04	$24,253,965	3.50%	1.15% to 1.35%	-1.07% to -0.87%
2017	630,868	10.12 to 10.13	$6,386,284	0.84%	1.15% to 1.35%	1.22% to 1.30%

Goldman Sachs Variable Insurance Trust
Small Cap Equity Insights Fund
2021	69,465	20.00 to 32.05	$1,906,749	0.53%	0.95% to 1.90%	19.53% to 22.62%
2020	58,336	16.73 to 26.14	$1,341,725	0.17%	0.95% to 1.90%	4.85% to 7.56%
2019	73,892	15.96 to 24.30	$1,622,180	0.47%	0.95% to 1.90%	20.55% to 23.66%
2018	89,966	12.19 to 19.65	$1,611,852	0.53%	0.95% to 1.90%	-11.78% to -9.49%
2017	89,065	13.16 to 21.71	$1,776,378	0.46%	0.95% to 1.90%	7.53% to 10.51%

Large Cap Value Fund
2021	26,536	21.54 to 27.80	$648,703	1.62%	0.95% to 1.40%	21.13% to 22.96%
2020	11,220	19.27 to 22.61	$239,412	1.30%	0.95% to 1.40%	1.97% to 3.00%
2019	11,823	18.61 to 21.95	$245,289	0.82%	0.95% to 1.40%	23.37% to 24.74%
2018	35,668	14.87 to 17.60	$601,559	2.12%	0.95% to 1.40%	-10.32% to -9.33%
2017	12,121	16.57 to 19.41	$219,163	1.40%	0.95% to 1.40%	7.69% to 8.82%

79

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Mid Cap Value Fund
2021	112,318	29.35 to 39.19	$4,110,887	0.47%	0.95% to 1.40%	27.53% to 29.71%
2020	125,109	23.01 to 30.21	$3,558,519	0.59%	0.95% to 1.40%	5.57% to 7.38%
2019	123,128	19.28 to 28.13	$3,256,746	0.81%	0.95% to 1.40%	27.77% to 30.28%
2018	133,703	15.09 to 21.59	$2,714,840	1.26%	0.95% to 1.40%	-13.03% to -11.31%
2017	166,043	17.35 to 24.35	$3,806,884	0.68%	0.95% to 1.40%	7.58% to 10.02%

Mid-Cap Growth Portfolio
2021	21,621	43.18 to 53.40	$1,067,354	0.00%	0.95% to 1.40%	10.27% to 11.66%
2020	22,317	39.16 to 47.83	$991,422	0.00%	0.95% to 1.40%	36.67% to 38.39%
2019	30,996	27.60 to 34.56	$991,797	0.00%	0.95% to 1.40%	29.28% to 31.23%
2018	24,771	21.35 to 26.34	$608,374	0.00%	0.95% to 1.40%	-8.83% to -7.45%
2017	44,576	23.42 to 28.46	$1,189,961	0.00%	0.95% to 1.40%	21.56% to 23.39%

AMT Mid Cap Intrinsic Value Portfolio
2021	20,256	22.86 to 29.73	$526,999	0.76%	0.95% to 1.40%	29.59% to 31.54%
2020	5,816	17.45 to 22.60	$122,415	0.53%	0.95% to 1.40%	-4.98% to -3.54%
2019	16,417	18.18 to 23.43	$347,181	0.85%	0.95% to 1.40%	13.92% to 15.64%
2018	11,106	15.79 to 20.26	$208,610	1.01%	0.95% to 1.40%	-17.34% to -16.08%
2017	6,804	18.90 to 24.14	$155,171	0.56%	0.95% to 1.40%	13.92% to 15.64%

BNY Mellon Variable Investment Fund
Appreciation Portfolio
2021	19,465	27.32 to 37.08	$619,698	0.16%	1.30% to 1.90%	22.17% to 24.57%
2020	12,486	22.36 to 29.77	$332,922	0.56%	1.30% to 1.90%	18.90% to 21.24%
2019	16,172	18.81 to 25.06	$357,379	0.96%	1.30% to 1.90%	30.85% to 33.63%
2018	16,514	14.37 to 18.76	$278,795	0.91%	1.30% to 1.90%	-10.50% to -8.59%
2017	27,469	16.06 to 21.00	$505,415	1.29%	1.30% to 1.90%	22.41% to 25.25%

International Value Portfolio
2020	-	-	$0	4.78%	1.30% to 1.90%	n/a
2019	1,471	7.52 to 9.55	$12,552	2.06%	1.30% to 1.90%	17.91% to 19.99%
2018	4,363	6.38 to 7.96	$33,455	1.86%	1.30% to 1.90%	-19.74% to -18.31%
2017	4,403	7.94 to 9.75	$41,407	1.37%	1.30% to 1.90%	23.94% to 26.12%

Sustainable U.S. Equity Portfolio
2021	520	29.64 to 36.33	$18,105	0.41%	1.30% to 1.90%	22.88% to 24.48%
2020	1,111	24.12 to 29.19	$28,762	1.01%	1.30% to 1.90%	20.14% to 21.71%
2019	2,531	20.08 to 23.98	$55,040	1.02%	1.30% to 1.90%	29.99% to 31.69%
2018	1,747	15.44 to 18.21	$29,142	1.60%	1.30% to 1.90%	-7.52% to -6.30%
2017	1,815	16.70 to 19.44	$32,387	0.97%	1.30% to 1.90%	11.59% to 13.05%

Morgan Stanley Variable Institutional Funds
Emerging Markets Debt Portfolio
2021	2,236	12.51 to 17.52	$32,468	5.06%	1.30% to 1.90%	-5.39% to -3.33%
2020	2,311	13.22 to 18.13	$35,101	4.09%	1.30% to 1.90%	1.85% to 4.07%
2019	4,274	12.98 to 17.42	$63,483	6.40%	1.30% to 1.90%	10.19% to 12.58%
2018	7,856	11.78 to 15.67	$104,046	3.87%	1.30% to 1.90%	-10.31% to -8.25%
2017	14,230	13.13 to 17.08	$218,427	4.58%	1.30% to 1.90%	5.77% to 8.17%

Emerging Markets Equity Portfolio
2021	13,483	10.98 to 14.91	$177,988	0.82%	1.30% to 1.90%	-0.59% to 1.37%
2020	17,155	11.05 to 14.71	$223,909	1.03%	1.30% to 1.90%	10.43% to 12.60%
2019	17,839	10.00 to 13.06	$209,484	1.12%	1.30% to 1.90%	15.40% to 17.68%
2018	31,845	8.67 to 11.10	$318,320	0.37%	1.30% to 1.90%	-20.37% to -18.79%
2017	31,687	11.02 to 13.91	$398,099	0.64%	1.30% to 1.90%	30.57% to 33.19%

Discovery Portfolio
2021	1,872	50.03 to 54.11	$101,040	0.00%	1.30% to 1.90%	-13.74% to -13.30%
2020	3,151	58.00 to 62.41	$192,113	0.00%	1.30% to 1.90%	144.86% to 146.08%
2019	3,352	23.05 to 26.43	$82,756	0.00%	1.30% to 1.90%	35.69% to 37.06%
2018	7,254	16.98 to 19.28	$134,709	0.00%	1.30% to 1.90%	7.13% to 8.22%
2017	7,626	15.85 to 18.24	$131,241	0.00%	1.30% to 1.90%	34.38% to 36.00%

80

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
U.S. Real Estate Portfolio
2021	4,639	13.89 to 19.01	$73,352	2.07%	1.30% to 1.90%	34.58% to 37.29%
2020	6,169	10.32 to 13.85	$74,245	2.00%	1.30% to 1.90%	-19.99% to -18.38%
2019	8,175	12.90 to 16.97	$121,382	1.78%	1.30% to 1.90%	14.54% to 16.85%
2018	11,829	11.27 to 14.52	$148,599	2.48%	1.30% to 1.90%	-11.20% to -9.39%
2017	13,643	12.69 to 16.31	$191,465	1.44%	1.30% to 1.90%	-0.71% to 1.44%

Northern Lights Variable Trust
Adaptive Allocation Portfolio
2017	-	-	$0	0.00%	1.30% to 1.90%	n/a

Power Income Fund
2021	-	-	$0	0.00%	1.15% to 1.65%	n/a
2020	66,534	9.41 to 9.53	$626,172	1.85%	1.15% to 1.65%	-7.24% to -7.05%
2019	80,713	10.14 to 10.25	$819,116	2.05%	1.15% to 1.35%	6.28% to 6.49%
2018	113,843	9.53 to 9.63	$1,086,635	2.12%	1.15% to 1.35%	-4.62% to -4.42%
2017	121,905	9.98 to 10.08	$1,219,911	0.88%	1.15% to 1.35%	0.75% to 0.95%

Power Dividend Index Fund
2021	76,151	10.92 to 11.02	$834,562	1.19%	1.15% to 1.65%	28.55% to 28.81%
2020	108,012	8.50 to 8.56	$919,990	1.25%	1.15% to 1.65%	-8.50% to -8.32%
2019	885,390	9.29 to 9.33	$8,225,059	2.07%	1.15% to 1.35%	-4.42% to -3.88%
2018	1,438,919	9.69 to 9.72	$13,943,760	1.90%	1.15% to 1.35%	-9.29% to -9.00%
2017	322,095	10.68 to 10.69	$3,439,562	0.05%	1.15% to 1.35%	6.78% to 6.87%

AB Variable Products Series
Real Estate Investment Portfolio
2019	-	-	$0	2.22%	1.15% to 1.35%	n/a
2018	140,571	13.69 to 13.81	$1,929,587	1.86%	1.15% to 1.35%	-5.74% to -5.55%
2017	172,352	14.52 to 14.62	$2,507,758	1.61%	1.15% to 1.35%	4.95% to 5.16%

Dynamic Asset Allocation Portfolio
2021	225,592	12.48 to 15.20	$3,355,731	1.54%	1.15% to 1.65%	7.81% to 8.03%
2020	243,826	11.57 to 14.07	$3,330,917	1.48%	1.15% to 1.65%	3.45% to 3.66%
2019	230,655	11.17 to 13.57	$3,039,410	2.65%	1.15% to 1.35%	13.70% to 13.92%
2018	77,253	9.81 to 11.91	$909,782	1.47%	1.15% to 1.35%	-8.60% to -8.41%
2017	53,972	10.73 to 13.01	$695,261	1.82%	1.15% to 1.35%	12.79% to 13.02%

Small Cap Growth Portfolio
2021	578	39.00 to 39.58	$22,574	0.00%	1.15% to 1.65%	7.74% to 7.95%
2020	676	36.20 to 36.67	$24,497	0.00%	1.15% to 1.65%	51.58% to 51.88%
2019	2,870	23.88 to 24.14	$68,815	0.00%	1.15% to 1.35%	34.18% to 34.45%
2018	2,519	17.80 to 17.96	$44,952	0.00%	1.15% to 1.35%	-2.44% to -2.24%
2017	1,620	18.24 to 18.37	$29,628	0.00%	1.15% to 1.35%	31.99% to 32.26%

Small Mid Cap Value Portfolio
2021	294,258	12.63 to 26.73	$6,375,347	0.72%	1.15% to 1.65%	33.79% to 34.06%
2020	159,470	11.09 to 19.94	$2,910,076	0.69%	1.15% to 1.65%	1.67% to 1.87%
2019	164,921	10.90 to 19.58	$2,957,126	0.34%	1.15% to 1.35%	18.29% to 18.53%
2018	133,736	9.21 to 16.51	$2,119,867	0.28%	1.15% to 1.35%	-16.44% to -16.27%
2017	111,441	11.01 to 19.72	$2,179,500	0.22%	1.15% to 1.35%	11.34% to 11.56%

BlackRock Variable Series Fund, Inc.
Basic Value Fund
2021	161,342	11.55 to 23.42	$3,425,421	1.20%	1.15% to 1.65%	19.59% to 19.95%
2020	146,538	12.15 to 19.52	$2,741,309	1.57%	1.15% to 1.65%	1.74% to 1.95%
2019	178,971	11.98 to 19.15	$3,350,527	2.07%	1.15% to 1.35%	21.87% to 22.12%
2018	211,050	9.82 to 15.68	$3,248,128	1.62%	1.15% to 1.35%	-9.35% to -9.17%
2017	216,653	10.82 to 17.26	$3,689,563	1.29%	1.15% to 1.35%	6.57% to 6.78%

Capital Appreciation Fund
2021	30,517	25.23 to 42.67	$1,294,158	0.00%	1.15% to 1.65%	19.27% to 19.51%
2020	35,199	21.13 to 35.70	$1,249,034	0.00%	1.15% to 1.65%	39.62% to 39.90%
2019	36,201	25.24 to 25.52	$920,991	0.00%	1.15% to 1.35%	29.78% to 30.04%
2018	45,391	19.45 to 19.62	$888,609	0.00%	1.15% to 1.35%	0.75% to 0.95%
2017	51,199	19.31 to 19.44	$993,206	0.00%	1.15% to 1.35%	31.17% to 31.43%

81

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Equity Dividend Fund
2021	1,200,894	11.49 to 25.04	$28,620,603	1.35%	1.15% to 1.65%	18.33% to 18.92%
2020	974,221	11.85 to 21.05	$19,808,363	1.72%	1.15% to 1.65%	2.18% to 2.38%
2019	813,658	12.81 to 20.56	$16,238,995	1.83%	1.15% to 1.35%	25.75% to 26.00%
2018	715,081	10.18 to 16.32	$11,414,294	1.86%	1.15% to 1.35%	-8.66% to -8.48%
2017	566,070	11.13 to 17.83	$9,952,277	1.58%	1.15% to 1.35%	14.93% to 15.16%

Global Allocation Fund
2021	1,016,228	10.46 to 17.23	$16,846,204	0.83%	1.15% to 1.65%	4.99% to 5.20%
2020	1,023,271	13.48 to 16.38	$16,519,119	1.20%	1.15% to 1.65%	19.09% to 19.32%
2019	1,083,821	11.31 to 13.72	$14,718,867	1.25%	1.15% to 1.35%	16.18% to 16.41%
2018	1,214,224	9.72 to 11.79	$14,193,918	0.87%	1.15% to 1.35%	-8.83% to -8.64%
2017	1,288,463	10.66 to 12.91	$16,525,815	1.32%	1.15% to 1.35%	12.19% to 12.41%

Advantage Large Cap Core Fund
2021	16,846	32.93 to 33.43	$556,640	0.07%	1.15% to 1.65%	26.35% to 26.60%
2020	19,678	26.07 to 26.40	$514,509	0.71%	1.15% to 1.65%	17.89% to 18.13%
2019	30,466	22.11 to 22.35	$675,815	1.00%	1.15% to 1.35%	26.83% to 27.09%
2018	43,101	17.43 to 17.59	$754,291	1.30%	1.15% to 1.35%	-6.78% to -6.60%
2017	44,002	18.70 to 18.83	$825,109	0.96%	1.15% to 1.35%	20.34% to 20.58%

Large Cap Focus Growth Fund
2021	488,519	12.01 to 44.75	$15,478,943	0.00%	1.15% to 1.65%	16.09% to 16.43%
2020	462,241	13.02 to 38.43	$13,103,358	0.00%	1.15% to 1.65%	41.50% to 41.79%
2019	395,901	11.45 to 27.11	$7,798,946	0.00%	1.15% to 1.35%	30.56% to 30.82%
2018	211,066	8.76 to 20.72	$3,549,201	0.00%	1.15% to 1.35%	1.38% to 1.59%
2017	123,956	11.39 to 20.40	$2,428,145	0.00%	1.15% to 1.35%	27.50% to 27.75%

iShares Alternatives Strategies Fund
2018	-	-	$0	0.00%	1.15% to 1.35%	n/a
2017	108,680	10.55 to 11.30	$1,223,435	3.03%	1.15% to 1.35%	10.94% to 11.16%

60/40 Target Allocation ETF Fund
2021	580,446	10.96 to 15.58	$8,810,834	1.99%	1.15% to 1.65%	10.09% to 10.42%
2020	428,532	11.70 to 14.11	$5,985,133	1.66%	1.15% to 1.65%	12.81% to 13.04%
2019	277,728	12.11 to 12.49	$3,443,481	2.65%	1.15% to 1.35%	19.60% to 19.84%
2018	108,656	10.12 to 10.42	$1,124,633	1.02%	1.15% to 1.35%	-6.46% to -6.27%
2017	60,383	11.04 to 11.12	$667,193	2.15%	1.15% to 1.35%	13.19% to 13.41%

iShares Dynamic Fixed Income Fund
2018	-	-	$0	0.00%	1.15% to 1.35%	n/a
2017	88,979	10.13 to 10.21	$904,440	2.30%	1.15% to 1.35%	2.21% to 2.42%

iShares Equity Appreciation Fund
2018	-	-	$0	0.00%	1.15% to 1.35%	n/a
2017	36,391	11.23 to 11.48	$416,419	1.76%	1.15% to 1.35%	19.94% to 20.18%

Total Return Portfolio
2021	160,594	11.27 to 11.27	$1,808,464	1.41%	1.15% to 1.65%	-2.92% to -2.92%
2020	134,918	11.61 to 11.61	$1,564,132	1.93%	1.15% to 1.65%	7.20% to 7.20%
2019	101,929	10.83 to 10.83	$1,101,828	1.70%	1.15% to 1.35%	7.79% to 7.79%
2018	4,618	10.05 to 10.05	$46,347	0.52%	1.15% to 1.35%	0.48% to 0.48%

S&P 500 Portfolio
2021	116,476	17.24 to 17.24	$2,007,678	1.03%	1.15% to 1.65%	26.64% to 26.64%
2020	130,931	13.61 to 13.61	$1,782,081	1.55%	1.15% to 1.65%	16.46% to 16.46%
2019	114,291	11.69 to 11.69	$1,335,784	2.69%	1.15% to 1.35%	29.34% to 29.34%
2018	46,953	9.04 to 9.04	$424,266	1.82%	1.15% to 1.35%	-9.64% to -9.64%

82

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Columbia Variable Portfolio
Contrarian Core 2 Portfolio
2021	314,609	12.22 to 27.56	$7,709,215	0.00%	1.15% to 1.65%	22.30% to 22.55%
2020	224,793	15.76 to 22.49	$4,776,795	0.00%	1.15% to 1.65%	20.36% to 20.60%
2019	218,432	13.08 to 18.65	$3,895,613	0.00%	1.15% to 1.35%	31.03% to 31.29%
2018	228,249	9.97 to 14.20	$3,121,580	0.00%	1.15% to 1.35%	-10.37% to -10.19%
2017	197,596	11.11 to 15.81	$3,086,917	0.00%	1.15% to 1.35%	19.86% to 20.10%

Dividend Opportunity Portfolio
2021	326,866	12.14 to 19.60	$6,115,703	0.00%	1.15% to 1.65%	23.96% to 24.45%
2020	273,530	11.50 to 15.75	$4,233,602	0.00%	1.15% to 1.65%	-0.46% to -0.26%
2019	265,520	12.41 to 15.79	$4,140,119	0.00%	1.15% to 1.35%	22.10% to 22.34%
2018	241,546	10.15 to 12.91	$3,096,000	0.00%	1.15% to 1.35%	-7.27% to -7.09%
2017	250,379	10.94 to 13.89	$3,458,480	0.00%	1.15% to 1.35%	12.60% to 12.82%

Emerging Markets Bond Portfolio
2021	485,439	9.84 to 12.18	$5,819,091	3.64%	1.15% to 1.65%	-3.76% to -3.57%
2020	517,413	11.16 to 12.63	$6,464,503	3.01%	1.15% to 1.65%	5.72% to 5.93%
2019	608,749	10.54 to 11.92	$7,190,869	4.95%	1.15% to 1.35%	10.58% to 10.80%
2018	706,375	9.52 to 10.76	$7,541,962	4.27%	1.15% to 1.35%	-8.63% to -8.45%
2017	795,122	10.41 to 11.75	$9,287,340	4.56%	1.15% to 1.35%	10.20% to 10.42%

High Yield Portfolio
2021	459,802	10.34 to 14.05	$6,309,076	4.29%	1.15% to 1.65%	3.28% to 3.59%
2020	363,617	11.03 to 13.56	$4,867,407	4.89%	1.15% to 1.65%	4.88% to 5.09%
2019	359,052	11.14 to 12.91	$4,594,476	5.47%	1.15% to 1.35%	14.96% to 15.19%
2018	350,795	11.11 to 11.21	$3,905,408	5.58%	1.15% to 1.35%	-5.29% to -5.10%
2017	395,439	11.73 to 11.81	$4,645,428	5.49%	1.15% to 1.35%	4.75% to 4.96%

Select Large-Cap Value Portfolio
2021	284,336	11.72 to 15.91	$4,356,661	0.00%	1.15% to 1.65%	23.92% to 24.54%
2020	57,356	12.69 to 12.77	$729,142	0.00%	1.15% to 1.65%	5.37% to 5.58%
2019	113,046	12.04 to 12.10	$1,362,084	0.00%	1.15% to 1.35%	24.73% to 24.98%
2018	94,934	9.65 to 9.68	$916,799	0.00%	1.15% to 1.35%	-13.63% to -13.46%
2017	23,737	11.18 to 11.18	$265,359	0.00%	1.15% to 1.35%	11.76% to 11.85%

Seligman Global Tech Portfolio
2021	481,453	13.11 to 29.66	$12,396,518	0.26%	1.15% to 1.65%	36.83% to 37.10%
2020	236,402	21.48 to 21.63	$5,089,324	0.00%	1.15% to 1.65%	43.84% to 44.13%
2019	167,470	14.94 to 15.01	$2,505,080	0.00%	1.15% to 1.35%	52.89% to 53.20%
2018	103,362	9.77 to 9.80	$1,010,282	0.00%	1.15% to 1.35%	-9.68% to -9.50%
2017	55,511	10.82 to 10.82	$600,465	0.00%	1.15% to 1.35%	8.16% to 8.25%

US Government Mortgage Portfolio
2021	228,527	9.72 to 10.67	$2,353,868	1.81%	1.15% to 1.65%	-2.53% to -2.33%
2020	211,411	10.85 to 10.92	$2,294,024	1.88%	1.15% to 1.65%	3.44% to 3.65%
2019	65,783	10.49 to 10.54	$690,202	0.39%	1.15% to 1.35%	5.07% to 5.28%
2018	13,347	9.98 to 10.01	$133,229	3.71%	1.15% to 1.35%	0.23% to 0.43%
2017	2,871	9.96 to 9.97	$28,594	0.05%	1.15% to 1.35%	-0.41% to -0.33%

Strategic Income Portfolio
2021	128,342	10.03 to 11.47	$1,453,203	7.94%	1.15% to 1.65%	0.27% to 0.47%
2020	22,581	11.40 to 11.42	$257,543	0.00%	1.15% to 1.65%	14.02% to 14.17%

Emerging Markets Portfolio
2021	35,411	8.80 to 8.83	$312,265	0.00%	1.15% to 1.65%	-11.96% to -11.78%

DWS Variable Insurance Portfolios
Equity 500 Index Portfolio
2021	1,673,414	12.61 to 33.62	$49,438,343	1.03%	1.15% to 1.65%	25.94% to 26.45%
2020	1,478,697	12.36 to 26.59	$37,096,159	1.23%	1.15% to 1.65%	16.05% to 16.28%
2019	1,334,197	11.65 to 22.87	$29,072,836	1.45%	1.15% to 1.35%	28.91% to 29.17%
2018	997,493	9.03 to 17.70	$17,052,810	1.55%	1.15% to 1.35%	-6.22% to -6.03%
2017	1,123,273	11.21 to 18.84	$20,848,853	1.35%	1.15% to 1.35%	19.45% to 19.69%

83

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Small Cap Index Portfolio
2021	376,959	10.50 to 25.86	$8,842,916	0.52%	1.15% to 1.65%	12.31% to 12.88%
2020	290,840	13.81 to 22.91	$6,400,725	0.72%	1.15% to 1.65%	17.49% to 17.72%
2019	275,712	11.74 to 19.46	$5,275,493	0.72%	1.15% to 1.35%	23.20% to 23.44%
2018	206,848	9.52 to 15.76	$3,215,472	0.70%	1.15% to 1.35%	-12.62% to -12.44%
2017	212,406	10.88 to 18.00	$3,794,397	0.62%	1.15% to 1.35%	12.51% to 12.73%

Alternative Asset Allocation Portfolio
2021	98,889	10.96 to 12.67	$1,208,102	1.69%	1.15% to 1.65%	10.84% to 11.06%
2020	107,424	11.00 to 11.14	$1,184,795	2.20%	1.15% to 1.65%	3.90% to 4.11%
2019	136,251	10.58 to 10.70	$1,446,683	3.82%	1.15% to 1.35%	12.82% to 13.04%
2018	180,996	9.38 to 9.47	$1,702,929	1.93%	1.15% to 1.35%	-10.57% to -10.39%
2017	206,819	10.49 to 10.56	$2,173,864	2.09%	1.15% to 1.35%	5.58% to 5.79%

Global Small Cap Growth Portfolio
2021	16,822	15.00 to 18.50	$306,984	0.08%	1.15% to 1.65%	13.12% to 13.34%
2020	22,135	16.11 to 16.32	$357,984	0.54%	1.15% to 1.65%	15.37% to 15.60%
2019	29,362	13.97 to 14.12	$411,529	0.00%	1.15% to 1.35%	19.45% to 19.69%
2018	27,251	11.69 to 11.80	$319,339	0.00%	1.15% to 1.35%	-21.81% to -21.65%
2017	35,520	14.95 to 15.06	$531,759	0.00%	1.15% to 1.35%	18.00% to 18.24%

Small Mid Cap Value Portfolio
2021	284,082	13.17 to 20.85	$5,547,055	0.96%	1.15% to 1.65%	28.30% to 28.55%
2020	321,168	10.25 to 16.22	$4,977,766	0.94%	1.15% to 1.65%	-2.44% to -2.24%
2019	328,837	10.50 to 16.59	$5,248,149	0.38%	1.15% to 1.35%	19.37% to 19.61%
2018	357,713	8.78 to 13.87	$4,793,463	1.06%	1.15% to 1.35%	-17.45% to -17.29%
2017	314,554	10.63 to 16.77	$5,149,941	0.28%	1.15% to 1.35%	8.66% to 8.88%

CROCI US Portfolio
2021	10,439	18.21 to 18.48	$190,740	1.52%	1.15% to 1.65%	24.58% to 24.83%
2020	11,523	14.62 to 14.81	$168,798	1.84%	1.15% to 1.65%	-13.59% to -13.42%
2019	15,670	16.92 to 17.10	$265,919	1.74%	1.15% to 1.35%	30.71% to 30.97%
2018	19,556	12.94 to 13.06	$253,619	2.31%	1.15% to 1.35%	-11.91% to -11.74%
2017	21,525	11.20 to 14.79	$316,728	1.12%	1.15% to 1.35%	20.81% to 21.06%

High Income Portfolio
2021	16,172	10.16 to 10.17	$164,326	0.00%	1.15% to 1.65%	1.55% to 1.69%

Eaton Vance Variable Trust
Floating Rate Income Portfolio
2021	1,659,213	10.15 to 12.29	$19,913,170	2.83%	1.15% to 1.65%	2.24% to 2.44%
2020	1,453,639	10.64 to 11.99	$17,199,803	3.04%	1.15% to 1.65%	0.63% to 0.83%
2019	2,087,379	10.56 to 11.90	$24,554,913	4.27%	1.15% to 1.35%	5.64% to 5.86%
2018	2,114,685	9.98 to 11.24	$23,552,140	3.82%	1.15% to 1.35%	-1.42% to -1.22%
2017	1,856,159	10.12 to 11.38	$20,976,134	3.38%	1.15% to 1.35%	2.04% to 2.25%

Large-Cap Value Portfolio
2017	-	-	$0	0.00%	1.15% to 1.35%	n/a

Delaware Variable Insurance Portfolios
Total Return Portfolio
2021	13,238	15.08 to 15.31	$199,819	0.00%	1.15% to 1.65%	14.81% to 15.04%
2020	25,528	13.14 to 13.31	$335,597	0.00%	1.15% to 1.65%	-0.45% to -0.25%
2019	31,194	13.20 to 13.34	$411,863	0.00%	1.15% to 1.35%	17.29% to 17.52%
2018	27,433	11.25 to 11.35	$308,840	0.00%	1.15% to 1.35%	-8.90% to -8.72%
2017	35,458	12.35 to 12.44	$438,039	0.00%	1.15% to 1.35%	10.26% to 10.48%

International Portfolio
2021	80,766	15.40 to 15.63	$1,247,847	0.93%	1.15% to 1.65%	5.43% to 5.64%
2020	77,015	14.60 to 14.79	$1,128,220	0.00%	1.15% to 1.65%	5.72% to 5.93%
2019	101,661	13.81 to 13.97	$1,408,252	0.80%	1.15% to 1.35%	23.23% to 23.48%
2018	102,830	11.21 to 11.31	$1,155,473	0.76%	1.15% to 1.35%	-13.34% to -13.17%
2017	86,661	12.94 to 13.02	$1,122,163	0.51%	1.15% to 1.35%	31.19% to 31.45%

Opportunity Portfolio
2021	608,805	15.82 to 18.05	$10,880,222	1.26%	1.15% to 1.65%	21.48% to 21.72%
2020	778,559	13.01 to 14.83	$11,448,002	0.59%	1.15% to 1.65%	9.31% to 9.53%
2019	892,056	11.89 to 13.54	$11,982,424	1.33%	1.15% to 1.35%	28.37% to 28.62%
2018	1,000,414	9.25 to 10.52	$10,459,941	0.57%	1.15% to 1.35%	-16.52% to -16.36%
2017	1,113,124	11.07 to 12.58	$13,938,681	0.61%	1.15% to 1.35%	17.41% to 17.64%

84

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Covered Call Strategy Portfolio
2020	-	-	$0	5.69%	1.15% to 1.65%	n/a
2019	11,932	11.14 to 11.19	$133,172	1.04%	1.15% to 1.35%	19.74% to 19.98%
2018	11,254	9.30 to 9.33	$104,813	0.92%	1.15% to 1.35%	-11.20% to -11.02%
2017	2,960	10.48 to 10.48	$31,030	0.00%	1.15% to 1.35%	4.82% to 4.82%

Franklin Templeton Variable Insurance Products Trust
Mutual Shares Fund
2021	328,330	11.42 to 19.58	$6,040,536	2.81%	1.15% to 1.65%	17.57% to 17.81%
2020	397,095	10.45 to 16.62	$6,253,697	2.47%	1.15% to 1.65%	-6.32% to -6.13%
2019	417,788	11.15 to 17.70	$7,147,158	1.85%	1.15% to 1.35%	20.93% to 21.17%
2018	432,164	9.21 to 14.61	$6,165,205	2.55%	1.15% to 1.35%	-10.29% to -10.11%
2017	456,919	10.26 to 16.25	$7,290,214	2.41%	1.15% to 1.35%	6.90% to 7.11%

Income Fund
2021	1,559,403	11.34 to 16.49	$24,827,136	4.73%	1.15% to 1.65%	15.19% to 15.42%
2020	1,549,894	11.33 to 14.29	$21,672,079	5.55%	1.15% to 1.65%	-0.66% to -0.46%
2019	1,636,888	11.40 to 14.35	$23,159,363	5.26%	1.15% to 1.35%	14.50% to 14.73%
2018	1,573,866	9.94 to 12.51	$19,446,807	5.00%	1.15% to 1.35%	-5.59% to -5.40%
2017	1,609,697	10.52 to 13.22	$21,122,939	4.29%	1.15% to 1.35%	8.21% to 8.42%

Global Bond Fund
2021	3,226,727	8.65 to 9.45	$29,687,890	0.00%	1.15% to 1.65%	-6.55% to -6.08%
2020	2,977,823	9.22 to 9.92	$29,210,565	8.18%	1.15% to 1.65%	-6.56% to -6.37%
2019	2,977,038	9.86 to 10.59	$31,244,957	6.93%	1.15% to 1.35%	0.64% to 0.85%
2018	2,817,880	9.78 to 10.50	$29,381,151	0.00%	1.15% to 1.35%	0.56% to 0.77%
2017	2,678,138	9.72 to 10.42	$27,761,595	0.00%	1.15% to 1.35%	0.56% to 0.76%

Foreign Fund
2021	3,332,580	9.98 to 12.60	$38,678,960	1.83%	1.15% to 1.65%	2.45% to 2.97%
2020	3,210,344	9.78 to 12.28	$36,392,804	2.97%	1.15% to 1.65%	-2.49% to -2.29%
2019	3,218,800	10.02 to 11.78	$37,432,029	1.69%	1.15% to 1.35%	11.02% to 11.24%
2018	3,118,506	9.01 to 10.59	$32,674,138	2.79%	1.15% to 1.35%	-16.58% to -16.41%
2017	2,912,676	10.80 to 12.67	$36,631,813	2.53%	1.15% to 1.35%	15.13% to 15.36%

Developing Markets Fund
2021	236,321	12.40 to 13.42	$2,940,940	0.87%	1.15% to 1.65%	-7.00% to -6.82%
2020	264,790	13.34 to 14.41	$3,538,904	3.70%	1.15% to 1.65%	15.61% to 15.84%
2019	322,119	11.54 to 12.44	$3,721,215	0.98%	1.15% to 1.35%	25.00% to 25.25%
2018	379,649	9.23 to 9.94	$3,508,427	0.90%	1.15% to 1.35%	-16.93% to -16.76%
2017	388,010	11.11 to 11.95	$4,314,059	0.96%	1.15% to 1.35%	38.53% to 38.81%

Mutual Global Discovery Fund
2021	347,899	12.28 to 18.04	$6,183,879	2.89%	1.15% to 1.65%	17.53% to 17.77%
2020	396,053	10.43 to 15.32	$5,988,007	2.06%	1.15% to 1.65%	-5.75% to -5.56%
2019	440,990	11.06 to 16.22	$7,050,017	1.67%	1.15% to 1.35%	22.70% to 22.95%
2018	480,829	9.00 to 13.19	$6,229,211	2.51%	1.15% to 1.35%	-12.42% to -12.24%
2017	466,679	10.27 to 15.03	$6,911,351	1.98%	1.15% to 1.35%	7.15% to 7.36%

Rising Dividends Fund
2021	1,009,433	12.46 to 32.60	$29,314,921	0.84%	1.15% to 1.65%	24.84% to 25.34%
2020	861,597	12.29 to 26.01	$21,466,410	1.15%	1.15% to 1.65%	14.41% to 14.64%
2019	965,036	13.38 to 22.69	$21,134,814	1.24%	1.15% to 1.35%	27.50% to 27.75%
2018	957,635	10.49 to 17.76	$16,561,268	1.25%	1.15% to 1.35%	-6.35% to -6.17%
2017	889,587	11.19 to 18.92	$16,482,913	1.51%	1.15% to 1.35%	18.95% to 19.18%

DynaTech 2 Fund
2021	127,074	10.10 to 10.13	$1,285,808	0.00%	1.15% to 1.65%	0.96% to 1.22%

Multi-Asset Dynamic Multi-Strategy Portfolio
2021	31,170	13.28 to 13.48	$415,063	2.30%	1.15% to 1.65%	11.14% to 11.36%
2020	33,892	11.95 to 12.11	$405,881	1.59%	1.15% to 1.65%	-9.55% to -9.37%
2019	32,498	13.21 to 13.36	$430,218	2.04%	1.15% to 1.35%	13.96% to 14.19%
2018	36,407	11.59 to 11.70	$422,692	1.61%	1.15% to 1.35%	-8.50% to -8.32%
2017	36,766	12.67 to 12.76	$466,372	1.19%	1.15% to 1.35%	12.29% to 12.52%

85

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Delaware Ivy Variable Insurance Portfolios
Asset Strategy Portfolio
2021	205,685	15.15 to 16.90	$3,426,651	1.47%	1.15% to 1.65%	8.96% to 9.18%
2020	258,496	13.89 to 15.48	$3,950,871	1.71%	1.15% to 1.65%	12.35% to 12.57%
2019	338,159	12.35 to 13.75	$4,602,673	2.12%	1.15% to 1.35%	20.15% to 20.39%
2018	372,092	10.27 to 11.42	$4,214,265	1.81%	1.15% to 1.35%	-6.71% to -6.53%
2017	440,494	11.00 to 12.22	$5,348,248	1.54%	1.15% to 1.35%	16.69% to 16.92%

Balanced Portfolio
2021	379,951	11.39 to 21.06	$7,902,075	1.01%	1.15% to 1.65%	14.41% to 14.64%
2020	409,881	13.64 to 18.37	$7,454,825	1.39%	1.15% to 1.65%	12.58% to 12.81%
2019	493,778	12.11 to 16.29	$7,972,759	1.76%	1.15% to 1.35%	20.46% to 20.70%
2018	514,254	10.04 to 13.49	$6,889,458	1.73%	1.15% to 1.35%	-4.54% to -4.35%
2017	581,661	14.01 to 14.11	$8,161,913	1.53%	1.15% to 1.35%	9.88% to 10.10%

Global Equity Income Portfolio
2021	56,981	20.58 to 20.88	$1,176,882	2.16%	1.15% to 1.65%	15.41% to 15.64%
2020	61,052	17.83 to 18.06	$1,093,882	2.41%	1.15% to 1.65%	1.76% to 1.97%
2019	68,928	17.52 to 17.71	$1,212,070	2.84%	1.15% to 1.35%	21.50% to 21.74%
2018	74,837	14.42 to 14.55	$1,082,235	1.68%	1.15% to 1.35%	-12.87% to -12.69%
2017	79,487	16.55 to 16.66	$1,318,325	1.40%	1.15% to 1.35%	14.02% to 14.24%

Energy Portfolio
2021	302,006	5.05 to 16.29	$1,689,275	1.78%	1.15% to 1.65%	40.10% to 40.38%
2020	217,485	3.60 to 4.20	$800,671	1.23%	1.15% to 1.65%	-37.69% to -37.56%
2019	249,990	5.78 to 6.73	$1,459,571	0.00%	1.15% to 1.35%	2.09% to 2.29%
2018	190,088	5.66 to 6.58	$1,082,284	0.00%	1.15% to 1.35%	-35.03% to -34.90%
2017	161,100	8.71 to 10.12	$1,410,594	0.62%	1.15% to 1.35%	-13.81% to -13.64%

Global Bond Portfolio
2021	45,528	9.85 to 11.74	$526,885	5.19%	1.15% to 1.65%	-2.17% to -1.97%
2020	88,181	11.53 to 11.97	$1,044,085	3.21%	1.15% to 1.65%	6.70% to 6.91%
2019	98,473	10.80 to 11.20	$1,093,855	3.47%	1.15% to 1.35%	7.95% to 8.17%
2018	95,333	9.99 to 10.35	$981,104	2.91%	1.15% to 1.35%	-1.52% to -1.32%
2017	77,606	10.42 to 10.49	$811,142	2.59%	1.15% to 1.35%	2.87% to 3.08%

Natural Resources Portfolio
2021	109,900	6.82 to 14.19	$792,523	2.06%	1.15% to 1.65%	24.86% to 25.23%
2020	110,000	5.46 to 11.37	$638,931	1.75%	1.15% to 1.65%	-13.17% to -13.00%
2019	135,807	6.29 to 8.91	$858,039	0.86%	1.15% to 1.35%	7.99% to 8.20%
2018	105,251	5.82 to 8.24	$615,557	0.35%	1.15% to 1.35%	-24.27% to -24.11%
2017	117,999	7.69 to 10.87	$909,763	0.11%	1.15% to 1.35%	1.59% to 1.79%

Growth Portfolio
2021	117,566	13.25 to 46.56	$4,862,843	0.00%	1.15% to 1.65%	28.16% to 28.54%
2020	127,715	12.43 to 36.22	$4,364,019	0.00%	1.15% to 1.65%	28.79% to 29.05%
2019	127,516	15.60 to 28.07	$3,490,002	0.00%	1.15% to 1.35%	34.75% to 35.02%
2018	124,310	11.57 to 20.79	$2,540,547	0.04%	1.15% to 1.35%	0.90% to 1.11%
2017	129,658	20.42 to 20.56	$2,652,657	0.26%	1.15% to 1.35%	27.61% to 27.86%

High Income Portfolio
2021	908,670	10.38 to 13.66	$12,207,324	6.82%	1.15% to 1.65%	4.64% to 4.85%
2020	1,094,364	11.37 to 13.03	$14,059,607	6.07%	1.15% to 1.65%	4.60% to 4.81%
2019	1,124,512	10.86 to 12.43	$13,827,906	7.36%	1.15% to 1.35%	9.70% to 9.92%
2018	1,130,464	9.89 to 11.31	$12,671,462	6.74%	1.15% to 1.35%	-3.43% to -3.24%
2017	1,236,981	10.23 to 11.69	$14,372,995	5.31%	1.15% to 1.35%	5.25% to 5.46%

International Core Equity Portfolio
2021	496,960	10.93 to 16.85	$8,091,297	1.08%	1.15% to 1.65%	12.65% to 12.87%
2020	532,325	11.10 to 14.93	$7,775,781	2.14%	1.15% to 1.65%	5.75% to 5.96%
2019	556,162	10.49 to 14.09	$7,688,531	1.54%	1.15% to 1.35%	17.10% to 17.34%
2018	531,206	8.95 to 12.01	$6,287,420	1.66%	1.15% to 1.35%	-18.92% to -18.76%
2017	445,061	11.03 to 14.78	$6,533,485	1.35%	1.15% to 1.35%	21.51% to 21.75%

Global Growth Portfolio
2021	42,042	17.87 to 23.87	$987,361	0.05%	1.15% to 1.65%	16.28% to 16.52%
2020	45,228	15.35 to 20.48	$912,647	0.39%	1.15% to 1.65%	18.96% to 19.20%
2019	50,326	12.89 to 17.19	$853,071	0.61%	1.15% to 1.35%	24.24% to 24.49%
2018	45,540	10.36 to 13.80	$619,413	0.50%	1.15% to 1.35%	-7.53% to -7.35%
2017	52,970	11.20 to 14.90	$778,903	0.05%	1.15% to 1.35%	22.86% to 23.10%

86

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Mid Cap Growth Portfolio
2021	427,945	11.13 to 38.34	$15,115,909	0.00%	1.15% to 1.65%	14.45% to 15.02%
2020	407,452	13.97 to 33.33	$12,968,074	0.00%	1.15% to 1.65%	47.00% to 47.29%
2019	336,365	15.48 to 22.63	$7,345,062	0.00%	1.15% to 1.35%	36.09% to 36.36%
2018	317,576	11.37 to 16.59	$5,076,728	0.00%	1.15% to 1.35%	-1.41% to -1.21%
2017	184,153	11.52 to 16.80	$3,077,186	0.00%	1.15% to 1.35%	25.20% to 25.45%

Science and Technology Portfolio
2021	482,443	11.25 to 45.00	$18,479,733	0.00%	1.15% to 1.65%	13.40% to 13.85%
2020	450,131	13.71 to 39.53	$16,169,446	0.00%	1.15% to 1.65%	33.54% to 33.81%
2019	397,840	15.88 to 29.54	$11,002,776	0.00%	1.15% to 1.35%	47.48% to 47.78%
2018	352,721	10.75 to 19.99	$6,792,018	0.00%	1.15% to 1.35%	-6.51% to -6.32%
2017	281,262	11.49 to 21.34	$5,900,528	0.00%	1.15% to 1.35%	30.35% to 30.61%

Small Cap Growth Portfolio
2021	253,728	9.75 to 25.78	$6,230,393	0.98%	1.15% to 1.65%	2.49% to 2.80%
2020	286,578	13.99 to 25.08	$6,879,809	0.00%	1.15% to 1.65%	35.81% to 36.09%
2019	350,299	13.00 to 18.43	$6,262,869	0.00%	1.15% to 1.35%	21.71% to 21.96%
2018	288,571	10.67 to 15.11	$4,274,134	0.35%	1.15% to 1.35%	-5.41% to -5.22%
2017	194,088	11.27 to 15.94	$3,074,994	0.00%	1.15% to 1.35%	21.47% to 21.71%

SMID Cap Core Portfolio
2021	513,107	11.16 to 26.92	$12,726,961	0.00%	1.15% to 1.65%	18.81% to 19.40%
2020	575,131	12.46 to 22.55	$12,291,898	0.00%	1.15% to 1.65%	5.59% to 5.80%
2019	597,781	11.80 to 21.31	$12,108,958	0.00%	1.15% to 1.35%	22.66% to 22.91%
2018	586,335	9.61 to 17.34	$9,753,034	0.13%	1.15% to 1.35%	-11.69% to -11.52%
2017	541,759	10.88 to 19.60	$10,437,705	0.00%	1.15% to 1.35%	12.21% to 12.43%

Lazard Retirement Series, Inc.
International Equity Portfolio
2021	67,561	12.67 to 15.54	$1,033,501	0.96%	1.15% to 1.65%	4.41% to 4.62%
2020	79,835	12.13 to 14.85	$1,161,559	2.11%	1.15% to 1.65%	6.78% to 7.00%
2019	78,293	11.35 to 13.88	$1,066,624	0.36%	1.15% to 1.35%	19.38% to 19.62%
2018	70,375	11.50 to 11.60	$809,568	1.71%	1.15% to 1.35%	-15.07% to -14.90%
2017	65,805	11.17 to 13.63	$885,891	2.99%	1.15% to 1.35%	20.70% to 20.94%

Global Dynamic Multi Asset Portfolio
2021	89,392	13.13 to 17.01	$1,466,656	2.50%	1.15% to 1.65%	10.44% to 10.66%
2020	89,617	11.88 to 15.37	$1,333,979	0.58%	1.15% to 1.65%	-0.55% to -0.35%
2019	95,029	11.93 to 15.42	$1,423,630	0.05%	1.15% to 1.35%	16.21% to 16.44%
2018	113,874	10.26 to 13.25	$1,480,104	1.29%	1.15% to 1.35%	-7.83% to -7.64%
2017	131,444	11.12 to 14.34	$1,875,157	0.00%	1.15% to 1.35%	18.92% to 19.15%

Legg Mason Partners Variable Equity Trust
Western Asset Variable Global High Yield Bond Portfolio
2021	158,412	10.04 to 14.33	$2,172,825	4.82%	1.15% to 1.65%	-0.31% to -0.11%
2020	102,341	11.58 to 14.34	$1,448,658	3.65%	1.15% to 1.65%	5.68% to 5.89%
2019	90,685	10.95 to 13.55	$1,216,548	5.73%	1.15% to 1.35%	12.48% to 12.71%
2018	62,143	9.72 to 12.02	$740,055	4.80%	1.15% to 1.35%	-5.46% to -5.27%
2017	59,840	12.60 to 12.69	$755,250	6.81%	1.15% to 1.35%	6.98% to 7.19%

ClearBridge Variable Mid Cap Portfolio
2021	594,559	12.20 to 29.23	$15,388,407	0.03%	1.15% to 1.65%	26.29% to 26.92%
2020	474,707	13.18 to 23.03	$10,335,598	0.04%	1.15% to 1.65%	13.56% to 13.78%
2019	465,165	12.06 to 20.24	$8,962,113	0.38%	1.15% to 1.35%	30.87% to 31.13%
2018	466,070	9.21 to 15.43	$6,854,418	0.23%	1.15% to 1.35%	-13.98% to -13.80%
2017	313,410	10.69 to 17.91	$5,378,396	0.23%	1.15% to 1.35%	11.04% to 11.27%

ClearBridge Variable Dividend Strategy Portfolio
2021	1,632,730	12.60 to 28.30	$44,503,516	1.48%	1.15% to 1.65%	24.54% to 25.17%
2020	1,361,021	11.89 to 22.61	$30,049,701	1.24%	1.15% to 1.65%	6.05% to 6.26%
2019	1,081,566	13.57 to 21.27	$22,541,018	1.28%	1.15% to 1.35%	29.65% to 29.91%
2018	658,506	10.46 to 16.38	$10,619,124	1.49%	1.15% to 1.35%	-6.28% to -6.09%
2017	662,445	11.15 to 17.44	$11,393,886	1.71%	1.15% to 1.35%	17.42% to 17.65%

ClearBridge Variable Small Cap Growth Portfolio
2021	236,670	10.38 to 35.61	$6,932,627	0.00%	1.15% to 1.65%	10.47% to 11.03%
2020	177,253	14.24 to 32.08	$5,195,487	0.00%	1.15% to 1.65%	40.99% to 41.27%
2019	193,412	14.51 to 22.70	$4,103,400	0.00%	1.15% to 1.35%	24.86% to 25.11%
2018	185,364	11.61 to 18.15	$3,162,135	0.00%	1.15% to 1.35%	1.82% to 2.02%
2017	134,260	11.39 to 17.79	$2,265,491	0.00%	1.15% to 1.35%	22.25% to 22.50%

ClearBridge Variable Aggressive Growth Portfolio
2021	68,143	13.36 to 14.94	$1,005,438	0.22%	1.15% to 1.65%	8.57% to 8.78%
2020	72,627	13.57 to 13.74	$988,742	0.49%	1.15% to 1.65%	16.15% to 16.38%
2019	93,426	11.67 to 11.80	$1,094,690	0.77%	1.15% to 1.35%	23.07% to 23.32%
2018	93,311	9.47 to 9.57	$887,811	0.53%	1.15% to 1.35%	-9.80% to -9.62%
2017	51,539	10.49 to 10.59	$543,603	0.25%	1.15% to 1.35%	14.44% to 14.66%

87

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Western Asset Variable Core Bond Plus Portfolio
2021	7,602,456	9.77 to 11.74	$87,623,863	2.44%	1.15% to 1.65%	-3.80% to -3.31%
2020	6,118,744	10.55 to 12.15	$73,589,537	1.86%	1.15% to 1.65%	7.59% to 7.80%
2019	6,142,269	10.90 to 11.27	$68,641,263	4.58%	1.15% to 1.35%	10.32% to 10.54%
2018	5,466,343	9.87 to 10.19	$55,352,016	4.03%	1.15% to 1.35%	-3.95% to -3.76%
2017	3,804,443	10.27 to 10.59	$40,107,702	4.66%	1.15% to 1.35%	4.28% to 4.49%

ClearBridge Variable Large Cap Growth Portfolio
2021	1,312,966	12.27 to 21.78	$27,674,651	0.00%	1.15% to 1.65%	19.64% to 20.24%
2020	1,060,091	12.65 to 18.12	$19,100,602	0.02%	1.15% to 1.65%	28.66% to 28.92%
2019	1,029,471	13.99 to 14.05	$14,416,052	0.16%	1.15% to 1.35%	30.07% to 30.33%
2018	797,763	10.75 to 10.78	$8,584,085	0.20%	1.15% to 1.35%	-1.57% to -1.37%
2017	331,712	10.92 to 10.93	$3,624,472	0.25%	1.15% to 1.35%	9.24% to 9.33%

Pioneer Variable Contracts Trust
Fund Portfolio
2021	29,893	12.50 to 35.85	$1,042,537	0.08%	1.15% to 1.65%	25.94% to 26.19%
2020	29,118	28.04 to 28.41	$821,287	0.45%	1.15% to 1.65%	22.29% to 22.54%
2019	29,909	22.93 to 23.18	$688,984	0.75%	1.15% to 1.35%	29.27% to 29.53%
2018	32,752	17.74 to 17.90	$582,979	0.81%	1.15% to 1.35%	-3.06% to -2.87%
2017	39,852	18.30 to 18.43	$730,502	1.24%	1.15% to 1.35%	19.73% to 19.97%

Bond Portfolio
2021	4,535,185	9.96 to 12.70	$56,314,245	1.91%	1.15% to 1.65%	-1.42% to -0.93%
2020	3,942,638	10.73 to 12.82	$49,841,041	2.72%	1.15% to 1.65%	6.97% to 7.18%
2019	3,923,827	10.67 to 11.96	$46,394,735	3.03%	1.15% to 1.35%	7.43% to 7.64%
2018	3,700,802	9.92 to 11.11	$40,731,920	3.08%	1.15% to 1.35%	-2.33% to -2.13%
2017	3,303,690	10.15 to 11.35	$37,259,655	2.57%	1.15% to 1.35%	2.26% to 2.46%

Strategic Income Portfolio
2021	1,160,887	10.11 to 12.93	$14,710,111	3.06%	1.15% to 1.65%	0.36% to 0.57%
2020	1,079,626	11.31 to 12.85	$13,675,201	3.14%	1.15% to 1.65%	5.93% to 6.14%
2019	1,105,598	10.66 to 12.11	$13,237,496	3.06%	1.15% to 1.35%	8.05% to 8.26%
2018	1,079,709	9.86 to 11.19	$11,954,464	3.03%	1.15% to 1.35%	-3.26% to -3.06%
2017	1,054,538	10.18 to 11.54	$12,081,157	3.32%	1.15% to 1.35%	3.34% to 3.55%

Equity Income Portfolio
2021	621,636	12.01 to 26.39	$14,747,291	1.21%	1.15% to 1.65%	23.28% to 23.90%
2020	638,005	11.62 to 21.30	$12,659,788	2.13%	1.15% to 1.65%	-1.61% to -1.41%
2019	683,277	12.34 to 21.61	$13,842,968	2.46%	1.15% to 1.35%	23.55% to 23.80%
2018	614,602	9.98 to 17.45	$10,079,474	2.41%	1.15% to 1.35%	-10.00% to -9.82%
2017	455,042	11.08 to 19.35	$8,561,884	1.50%	1.15% to 1.35%	13.64% to 13.86%

High Yield Portfolio
2021	68,144	14.43 to 14.65	$985,864	4.85%	1.15% to 1.65%	4.03% to 4.24%
2020	74,351	13.87 to 14.05	$1,033,879	4.56%	1.15% to 1.65%	0.61% to 0.81%
2019	89,051	13.79 to 13.94	$1,231,954	4.69%	1.15% to 1.35%	12.75% to 12.98%
2018	97,997	12.23 to 12.34	$1,201,429	4.50%	1.15% to 1.35%	-5.24% to -5.05%
2017	112,617	10.22 to 13.00	$1,455,901	4.21%	1.15% to 1.35%	5.57% to 5.79%

Prudential Series Funds
PGIM Jennison Focused Blend Portfolio
2021	18,110	30.23 to 30.23	$547,410	0.00%	1.15% to 1.65%	14.79% to 14.79%
2020	18,436	26.33 to 26.33	$485,480	0.00%	1.15% to 1.65%	28.66% to 28.66%
2019	19,300	20.47 to 20.47	$395,034	0.00%	1.15% to 1.35%	26.68% to 26.68%
2018	17,915	16.16 to 16.16	$289,459	0.00%	1.15% to 1.35%	-6.99% to -6.99%
2017	22,159	17.37 to 17.37	$384,968	0.00%	1.15% to 1.35%	28.01% to 28.01%

88

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Natural Resources Portfolio
2021	71,687	7.26 to 12.93	$529,150	0.00%	1.15% to 1.65%	23.35% to 23.60%
2020	94,469	5.88 to 10.47	$564,254	0.00%	1.15% to 1.65%	10.31% to 10.53%
2019	165,596	5.33 to 9.47	$890,071	0.00%	1.15% to 1.35%	8.78% to 8.99%
2018	102,833	4.90 to 8.70	$512,795	0.00%	1.15% to 1.35%	-19.52% to -19.36%
2017	131,552	6.09 to 10.79	$811,491	0.00%	1.15% to 1.35%	-1.86% to -1.67%

Mid-Cap Growth Portfolio
2021	6,624	31.75 to 32.23	$211,525	0.00%	1.15% to 1.65%	8.75% to 8.97%
2020	9,236	29.20 to 29.58	$270,641	0.00%	1.15% to 1.65%	44.92% to 45.22%
2019	18,290	20.15 to 20.37	$370,390	0.00%	1.15% to 1.35%	35.32% to 35.59%
2018	28,107	14.89 to 15.02	$419,675	0.00%	1.15% to 1.35%	-9.41% to -9.23%
2017	25,997	16.44 to 16.55	$428,302	0.00%	1.15% to 1.35%	20.31% to 20.55%

Royce Capital Fund
Micro-Cap Portfolio
2021	19,895	18.15 to 18.43	$363,453	0.00%	1.15% to 1.65%	27.79% to 28.04%
2020	27,087	14.21 to 14.39	$387,137	0.00%	1.15% to 1.65%	21.89% to 22.14%
2019	40,448	11.65 to 11.78	$473,354	0.00%	1.15% to 1.35%	17.64% to 17.87%
2018	44,262	9.91 to 10.00	$439,782	0.00%	1.15% to 1.35%	-10.51% to -10.33%
2017	46,074	10.44 to 11.15	$511,189	0.55%	1.15% to 1.35%	3.61% to 3.82%

Small Cap Portfolio
2021	475,089	11.75 to 18.19	$8,417,375	1.21%	1.15% to 1.65%	26.60% to 26.98%
2020	557,863	10.31 to 14.33	$7,891,351	0.70%	1.15% to 1.65%	-8.57% to -8.39%
2019	574,363	11.26 to 15.64	$8,893,239	0.42%	1.15% to 1.35%	16.85% to 17.08%
2018	624,142	9.63 to 13.36	$8,283,097	0.32%	1.15% to 1.35%	-9.73% to -9.55%
2017	678,945	14.67 to 14.77	$9,979,307	0.79%	1.15% to 1.35%	3.69% to 3.90%

Alps Fund
Alerian Energy Infrastructure Portfolio
2021	275,796	7.57 to 14.16	$2,270,421	2.42%	1.15% to 1.65%	35.79% to 36.20%
2020	272,475	5.57 to 10.43	$1,604,648	2.67%	1.15% to 1.65%	-26.14% to -25.99%
2019	229,608	7.54 to 9.27	$1,759,551	1.69%	1.15% to 1.35%	18.80% to 19.04%
2018	242,372	6.35 to 7.80	$1,546,879	1.83%	1.15% to 1.35%	-20.05% to -19.89%
2017	255,279	7.94 to 9.74	$2,035,885	2.02%	1.15% to 1.35%	-2.17% to -1.97%

Red Rocks Global Opportunity Portfolio
2021	118,801	12.44 to 19.01	$2,187,991	4.71%	1.15% to 1.65%	22.27% to 22.52%
2020	111,263	14.27 to 15.52	$1,697,631	10.68%	1.15% to 1.65%	7.78% to 8.00%
2019	111,694	13.23 to 14.37	$1,583,062	0.00%	1.15% to 1.35%	37.96% to 38.24%
2018	114,555	9.58 to 10.39	$1,177,653	5.29%	1.15% to 1.35%	-13.71% to -13.54%
2017	132,509	11.09 to 12.02	$1,584,399	3.76%	1.15% to 1.35%	23.29% to 23.53%

American Funds IS
Asset Allocation Fund
2021	7,211,662	11.27 to 17.75	$119,153,303	1.46%	1.15% to 1.65%	12.96% to 13.53%
2020	6,004,701	11.50 to 15.64	$88,570,731	1.49%	1.15% to 1.65%	10.65% to 10.87%
2019	4,963,246	12.13 to 14.10	$67,128,532	1.88%	1.15% to 1.35%	19.30% to 19.54%
2018	3,553,526	10.16 to 11.80	$41,272,047	1.66%	1.15% to 1.35%	-6.12% to -5.93%
2017	2,854,380	10.81 to 12.54	$35,466,015	1.60%	1.15% to 1.35%	14.36% to 14.59%

Washington Mutual Investors Fund
2021	2,680,860	12.36 to 19.85	$49,652,767	1.33%	1.15% to 1.65%	25.43% to 26.05%
2020	2,417,351	11.40 to 15.75	$36,024,945	1.46%	1.15% to 1.65%	7.01% to 7.23%
2019	2,386,962	10.64 to 14.68	$33,582,903	1.99%	1.15% to 1.35%	19.41% to 19.65%
2018	2,058,862	8.91 to 12.27	$24,755,085	2.09%	1.15% to 1.35%	-10.15% to -9.97%
2017	1,617,244	11.13 to 13.63	$21,744,911	2.12%	1.15% to 1.35%	15.14% to 15.37%

Ultra-Short Bond Fund
2021	2,165,979	9.07 to 9.83	$19,802,623	0.00%	1.15% to 1.65%	-2.05% to -1.86%
2020	2,435,388	9.26 to 9.79	$22,701,543	0.25%	1.15% to 1.65%	-1.59% to -1.40%
2019	1,167,783	9.41 to 9.93	$11,045,280	1.66%	1.15% to 1.35%	0.04% to 0.24%
2018	1,173,610	9.41 to 9.92	$11,075,480	0.82%	1.15% to 1.35%	-0.23% to -0.02%
2017	1,347,923	9.43 to 9.93	$12,736,983	0.07%	1.15% to 1.35%	-1.18% to -0.98%

Capital Income Builder Fund
2021	1,485,983	11.16 to 13.49	$19,785,719	2.55%	1.15% to 1.65%	13.14% to 13.37%
2020	1,419,418	11.64 to 11.90	$16,723,670	2.52%	1.15% to 1.65%	2.71% to 2.92%
2019	1,503,121	11.32 to 11.56	$17,233,347	2.68%	1.15% to 1.35%	16.04% to 16.27%
2018	1,391,166	9.74 to 9.94	$13,739,071	2.72%	1.15% to 1.35%	-8.50% to -8.32%
2017	1,175,195	10.64 to 10.85	$12,674,558	2.67%	1.15% to 1.35%	11.14% to 11.36%

89

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
Global Growth Fund
2021	1,388,857	11.38 to 23.83	$30,392,788	0.21%	1.15% to 1.65%	14.24% to 14.81%
2020	960,028	13.10 to 20.76	$18,882,735	0.13%	1.15% to 1.65%	28.42% to 28.67%
2019	762,115	13.60 to 16.13	$11,989,570	1.05%	1.15% to 1.35%	33.07% to 33.33%
2018	581,969	10.21 to 12.10	$6,906,376	0.63%	1.15% to 1.35%	-10.46% to -10.28%
2017	402,383	11.39 to 13.48	$5,351,879	0.68%	1.15% to 1.35%	29.36% to 29.62%

Capital World Growth and Income Fund
2021	1,148,690	11.22 to 17.74	$19,850,007	1.59%	1.15% to 1.65%	12.82% to 13.15%
2020	969,706	12.58 to 15.68	$14,909,631	1.05%	1.15% to 1.65%	7.09% to 7.30%
2019	798,022	13.04 to 14.61	$11,434,351	1.85%	1.15% to 1.35%	28.98% to 29.24%
2018	788,349	10.10 to 11.30	$8,809,205	1.78%	1.15% to 1.35%	-11.10% to -10.93%
2017	567,275	11.35 to 12.69	$7,127,276	2.60%	1.15% to 1.35%	24.14% to 24.39%

Global Small Capitalization Fund
2021	457,807	10.16 to 18.53	$8,014,793	0.00%	1.15% to 1.65%	4.79% to 5.21%
2020	336,465	13.96 to 17.61	$5,852,838	0.10%	1.15% to 1.65%	27.65% to 27.91%
2019	341,552	12.91 to 13.77	$4,652,407	0.01%	1.15% to 1.35%	29.48% to 29.74%
2018	289,207	9.96 to 10.61	$3,041,269	0.02%	1.15% to 1.35%	-12.01% to -11.83%
2017	209,334	11.31 to 12.04	$2,497,720	0.37%	1.15% to 1.35%	23.94% to 24.19%

Growth Fund
2021	2,129,685	11.82 to 33.82	$64,985,480	0.06%	1.15% to 1.65%	19.69% to 20.29%
2020	1,663,314	14.25 to 28.11	$44,819,781	0.20%	1.15% to 1.65%	49.68% to 49.98%
2019	1,654,362	14.29 to 18.75	$29,881,613	0.59%	1.15% to 1.35%	28.69% to 28.95%
2018	1,508,344	11.10 to 14.54	$21,307,468	0.30%	1.15% to 1.35%	-1.85% to -1.65%
2017	1,103,029	11.29 to 14.78	$15,869,916	0.53%	1.15% to 1.35%	26.27% to 26.53%

Growth-Income Fund
2021	3,107,515	12.21 to 22.40	$65,545,627	1.02%	1.15% to 1.65%	21.77% to 22.38%
2020	2,356,953	11.95 to 18.31	$41,994,585	1.11%	1.15% to 1.65%	11.73% to 11.95%
2019	2,283,141	13.49 to 16.35	$36,495,223	1.61%	1.15% to 1.35%	24.17% to 24.42%
2018	1,915,078	10.86 to 13.14	$24,681,484	1.46%	1.15% to 1.35%	-3.38% to -3.18%
2017	1,426,572	11.22 to 13.58	$19,064,147	1.52%	1.15% to 1.35%	20.44% to 20.68%

International Fund
2021	882,009	9.51 to 13.31	$11,409,124	2.66%	1.15% to 1.65%	-3.32% to -2.84%
2020	642,754	13.34 to 13.70	$8,717,502	0.41%	1.15% to 1.65%	12.13% to 12.36%
2019	645,003	11.92 to 12.19	$7,796,962	1.31%	1.15% to 1.35%	21.02% to 21.27%
2018	621,781	9.84 to 10.05	$6,210,405	1.87%	1.15% to 1.35%	-14.58% to -14.40%
2017	417,580	11.51 to 11.74	$4,880,259	1.56%	1.15% to 1.35%	30.13% to 30.39%

International Growth and Income Fund
2021	766,730	10.19 to 13.29	$9,234,676	3.01%	1.15% to 1.65%	3.58% to 3.89%
2020	640,891	11.54 to 12.83	$7,449,803	1.17%	1.15% to 1.65%	4.31% to 4.52%
2019	618,116	11.06 to 11.83	$6,885,708	2.48%	1.15% to 1.35%	20.82% to 21.06%
2018	531,031	9.16 to 9.78	$4,886,791	2.53%	1.15% to 1.35%	-12.65% to -12.48%
2017	353,383	10.48 to 11.18	$3,723,128	2.50%	1.15% to 1.35%	23.05% to 23.30%

New World Fund
2021	2,754,916	10.17 to 15.37	$40,593,240	0.67%	1.15% to 1.65%	2.92% to 3.43%
2020	2,532,532	13.72 to 14.87	$36,511,158	0.04%	1.15% to 1.65%	21.64% to 21.88%
2019	2,582,959	11.78 to 12.21	$30,590,094	0.80%	1.15% to 1.35%	27.09% to 27.34%
2018	2,403,071	9.27 to 9.59	$22,371,637	0.76%	1.15% to 1.35%	-15.41% to -15.24%
2017	1,902,356	10.96 to 11.32	$20,915,092	0.90%	1.15% to 1.35%	27.33% to 27.59%

U.S. Government Securities Fund
2021	2,964,880	9.79 to 11.05	$32,366,325	1.10%	1.15% to 1.65%	-2.50% to -2.01%
2020	3,117,013	10.04 to 11.28	$34,858,071	2.24%	1.15% to 1.65%	8.01% to 8.23%
2019	1,397,204	10.22 to 10.42	$14,512,239	2.15%	1.15% to 1.35%	3.73% to 3.94%
2018	1,000,237	9.85 to 10.02	$9,996,749	1.25%	1.15% to 1.35%	-0.85% to -0.65%
2017	866,874	9.92 to 10.09	$8,709,523	1.10%	1.15% to 1.35%	-0.08% to 0.12%

Invesco Oppenheimer
International Growth Fund
2021	1,638,784	10.90 to 14.86	$23,648,637	0.00%	1.15% to 1.65%	8.32% to 8.86%
2020	1,158,924	13.06 to 13.65	$15,661,018	0.62%	1.15% to 1.65%	19.41% to 19.65%
2019	1,012,466	11.19 to 11.41	$11,452,452	0.64%	1.15% to 1.35%	26.24% to 26.49%
2018	701,888	8.86 to 9.02	$6,284,910	0.63%	1.15% to 1.35%	-20.64% to -20.48%
2017	321,075	11.15 to 11.34	$3,621,877	0.70%	1.15% to 1.35%	24.75% to 25.00%

90

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

	December 31			Year Ended December 31
	Units	Unit Fair Value Lowest to Highest	Net Assets	Investment Income Ratio*	Expense Ratio Lowest to Highest**	Total Return Lowest to Highest***
T. Rowe Price
Blue Chip Growth Portfolio
2021	3,004,374	11.81 to 26.09	$72,818,683	0.00%	1.15% to 1.65%	15.41% to 15.99%
2020	2,532,772	12.62 to 22.49	$55,679,399	0.00%	1.15% to 1.65%	32.12% to 32.38%
2019	2,495,804	15.03 to 16.99	$41,710,940	0.00%	1.15% to 1.35%	27.84% to 28.10%
2018	1,899,467	11.75 to 13.26	$24,860,206	0.00%	1.15% to 1.35%	0.28% to 0.48%
2017	1,239,795	11.70 to 13.20	$16,205,947	0.00%	1.15% to 1.35%	34.01% to 34.28%

Health Sciences Portfolio
2021	1,821,742	10.60 to 19.92	$31,918,351	0.00%	1.15% to 1.65%	11.09% to 11.54%
2020	1,456,738	12.30 to 17.87	$23,872,615	0.00%	1.15% to 1.65%	27.53% to 27.79%
2019	1,244,908	12.68 to 13.99	$15,981,066	0.00%	1.15% to 1.35%	26.91% to 27.16%
2018	998,792	10.00 to 11.01	$10,053,170	0.00%	1.15% to 1.35%	-0.50% to -0.30%
2017	710,023	10.05 to 11.05	$7,168,782	0.00%	1.15% to 1.35%	25.60% to 25.86%

John Hancock Variable Insurance Trust
Financial Industries Portfolio
2021	228,576	12.42 to 15.83	$3,193,107	0.84%	1.15% to 1.65%	27.65% to 27.90%
2020	71,200	10.91 to 10.96	$778,002	1.12%	1.15% to 1.65%	0.61% to 0.82%
2019	46,129	10.84 to 10.88	$500,705	4.14%	1.15% to 1.35%	29.75% to 30.01%
2018	17,208	8.35 to 8.37	$143,851	0.76%	1.15% to 1.35%	-16.46% to -16.35%

Fundamental All Cap Core Portfolio
2021	27,993	12.73 to 19.05	$526,161	0.00%	1.15% to 1.65%	28.59% to 28.72%
2020	6,560	14.70 to 14.74	$96,473	0.18%	1.15% to 1.65%	24.95% to 25.07%
2019	6,566	11.77 to 11.79	$77,274	0.28%	1.15% to 1.35%	34.36% to 34.49%
2018	5,611	8.76 to 8.76	$49,138	0.03%	1.15% to 1.35%	-12.42% to -12.42%

Select Bond Portfolio
2021	36,371	9.83 to 11.38	$408,926	2.62%	1.15% to 1.65%	-2.72% to -2.52%
2020	27,255	11.61 to 11.67	$317,121	3.30%	1.15% to 1.65%	7.39% to 7.61%
2019	14,697	10.81 to 10.85	$159,157	4.16%	1.15% to 1.35%	7.27% to 7.49%
2018	385	10.08 to 10.09	$3,876	3.83%	1.15% to 1.35%	0.80% to 0.94%

Strategic Income Opportunities Portfolio
2021	78,038	9.98 to 11.09	$856,163	3.33%	1.15% to 1.65%	-0.85% to -0.45%
2020	40,279	10.91 to 11.14	$446,640	1.75%	1.15% to 1.65%	6.91% to 7.12%
2019	27,218	10.37 to 10.40	$282,324	3.43%	1.15% to 1.35%	9.27% to 9.48%
2018	9,090	9.49 to 9.50	$86,302	3.92%	1.15% to 1.35%	-5.10% to -4.98%

Federated Hermes
High Income Bond Portfolio
2021	105,236	10.29 to 11.28	$1,169,323	2.80%	1.15% to 1.65%	3.04% to 3.25%
2020	39,064	10.79 to 10.83	$422,194	7.23%	1.15% to 1.65%	4.04% to 4.25%
2019	33,419	10.37 to 10.38	$346,785	0.00%	1.15% to 1.35%	3.74% to 3.81%

Kaufmann Portfolio
2021	429,356	9.96 to 14.03	$5,839,773	0.00%	1.15% to 1.65%	0.59% to 1.09%
2020	296,261	11.99 to 13.88	$4,080,488	0.00%	1.15% to 1.65%	26.76% to 27.01%
2019	67,817	10.91 to 10.92	$740,188	0.00%	1.15% to 1.35%	9.10% to 9.25%

Managed Volatility Portfolio
2021	37,416	11.53 to 12.79	$463,399	0.52%	1.15% to 1.65%	16.67% to 16.90%
2020	6,463	10.64 to 10.67	$68,794	2.50%	1.15% to 1.65%	-0.65% to -0.45%
2019	2,425	10.71 to 10.72	$25,983	0.00%	1.15% to 1.35%	7.08% to 7.23%

Principal Variable Contracts
Blue Chip Fund
2021	7,386	11.22 to 11.22	$82,878	0.00%	1.15% to 1.65%	12.20% to 12.20%

Equity Income Fund
2021	12,488	10.80 to 10.84	$135,176	0.81%	1.15% to 1.65%	8.03% to 8.10%

Diversified Balance Fund
2021	29,989	10.49 to 10.53	$315,354	1.14%	1.15% to 1.65%	4.93% to 5.14%

Diversified Growth Fund
2021	24,924	10.66 to 10.67	$265,780	0.00%	1.15% to 1.65%	6.56% to 6.63%

Diversified Income Fund
2021	75,480	10.33 to 10.34	$780,251	3.86%	1.15% to 1.65%	3.30% to 3.44%

91

Midland National Life Insurance Company

Separate Account C

Notes to Financial Statements

*

The Investment Income Ratio represents the dividends, excluding distributions of capital gains, received by the portfolio, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income is affected by the timing of the declaration of dividends.

**

The Expense Ratio represents the annualized contract expenses of each portfolio within the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

***

The Total Return is calculated as the change in the unit value of the underlying portfolio and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. For newly introduced portfolios, the total return for the first year is calculated as the percentage change from inception to the end of the period. Because the total return is presented as a range of minimum and maximum values, based on the product grouping representing the minimum and maximum expense ratios, some individual contract total returns are not within the ranges presented.

6.	Diversification Requirements

Under the provisions of Section 817(h) of the Internal Revenue Code, as amended (the Code), a variable life insurance policy, other than a policy issued in connection with certain types of employee benefit plans, will not be treated as a life insurance policy for federal tax purposes for any period for which the investment of the segregated asset account, on which the policy is based, are not adequately diversified. The Code provides that the “adequately diversified” requirement may be met if the underlying investments satisfy either a statutory safe harbour test or diversification requirements set forth in regulations issued by the Secretary of the Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. Midland National Life believes, based on assurances from the Funds, that the Separate Account C satisfies the current requirements of the regulations.

92

Part C

OTHER INFORMATION

Item 27. Exhibits

(a)	Resolution of the Board of Directors of Midland National Life Insurance Company authorizing establishment of Separate Account C (2)

(b)	Not Applicable

(c)	(1) Distribution Agreement between Sammons Financial Network, LLC and Midland National Life Insurance Company (21)

(2)	Registered Representative Contract (8)

(d)	(1) Form of Registered Index-Linked and Variable Annuity Contract (21)

(e)	Application for Registered Index-Linked and Variable Annuity Contract (21)

(f)	(1) Articles of Incorporation of Midland National Life Insurance Company (2)

(2)	By-laws of Midland National Life Insurance Company (2)

(g)	Not Applicable

(h)	(1) Participation Agreement between Midland National Life Insurance Company and Fidelity VIP I and VIP II. (5)

(2)	Amendments to Participation Agreement for Fidelity Distributors Corporation/Variable Insurance Products Fund, and Variable Products Fund II. (1)

(3)	Participation Agreement between Midland National Life Insurance Company and Fidelity VIP III. (6)

(4)	Amendments to Participation Agreement for Fidelity Distributors Corporation/Variable Insurance Products Fund III. (3)

(5)	Participation Agreement between Midland National Life Insurance Company and Janus Capital Management LLC. (4)

(6)	Rule 22c-2 Agreement between Midland National Life Insurance Company Calvert Distributors, Inc. (7)

(7)	SEC Rule 22c-2 Amendment to Participation Agreement between Midland National Life Insurance Company and Fidelity Distributors Corporation. (7)

(8)	SEC Rule 22c-2 Supplement to Participation Agreement between Midland National Life Insurance Company and Janus Capital Management LLC. (7)

(9)	Rule 22c-2 Shareholder Information Agreement between Midland National and MFS Fund Distributors Inc. (7)

(10)	Participation agreement between Midland National Life Insurance Company and BlackRock. (9)

(11)	Participation agreement between Midland National Life Insurance Company and DWS. (9)

(12)	Participation agreement between Midland National Life Insurance Company and Eaton Vance. (9)

(13)	Participation agreement between Midland National Life Insurance Company and Franklin Templeton. (9)

(14)	Amendment to Participation agreement between Midland National Life Insurance Company and Franklin Templeton. (9)

(15)	Participation agreement between Midland National Life Insurance Company and Ivy Funds. (9)

(16)	Participation agreement between Midland National Life Insurance Company and Legg Mason. (9)

(17)	Participation agreement between Midland National Life Insurance Company and Pioneer Funds. (9)

(18)	Participation agreement between Midland National Life Insurance Company and Prudential. (9)

(19)	Participation agreement between Midland National Life Insurance Company and Royce Funds. (9)

(20)	Amendment to Participation agreement between Midland National Life Insurance Company and Janus Capital Management LLC. (9)

(21)	Participation Agreement between Midland National Life Insurance Company and Massachusetts Financial Variable Insurance Trusts. (9)

(22)	Participation Agreement between Midland National Life Insurance Company and Fred Alger Management, Inc. (9)

(23)	Participation Agreement between Midland National Life Insurance Company and Calvert Asset Management Company, Inc. (9)

(24)	Participation Agreement between Midland National Life Insurance Company and Pacific Investment Management Company LLC. (9)

(25)	Participation Agreement between Midland National Life Insurance Company and Rydex Distributors LLC. (9)

(26)	Participation Agreement between Midland National Life Insurance Company and AllianceBernstein. (10)

(27)	Amendment to Participation Agreement between Midland National Life Insurance Company and American Century. (10)

(28)	Participation Agreement Amended and Restated between Midland National Life Insurance Company and DWS. (10)

(29)	Participation Agreement between Midland National Life Insurance Company and Lazard. (10)

(30)	Participation Agreement between Midland National Life Insurance Company and Lord Abbett. (10)

(31)	Amendment to Participation Agreement between Midland National Life Insurance Company and Northern Lights Variable Trust. (10)

(32)	Amendment to Participation Agreement between Midland National Life Insurance Company and Van Eck. (10)

(33)	Amendment to the Participation Agreement between Midland National Life Insurance Company, American Century Investment Services, Inc. and American Century Investment Management, Inc. (11)

(34)	Summary Prospectus Agreement between Midland National Life Insurance Company and Fidelity Distributors Corporation. (11)

(35)	Amendment to the Participation Agreement between Midland National Life Insurance Company and Janus Aspen Series. (11)

(36)	Amendment to the Participation Agreement between Midland National Life Insurance Company, The Alger American Portfolios and Fred Alger & Company, Incorporated. (12)

(37)	Amendment to the Participation Agreement between Midland National Life Insurance Company, Sammons Financial Network, LLC, AllianceBernstein L.P. and AllianceBernstein Investments, Inc. (12)

(38)

Amendment to the Participation Agreement between Midland National Life Insurance Company, DWS Variable Series I, DWS Variable Series II, DWS Investments VIT Funds, DWS Investment Distributors, Inc. and Deutsche Investment Management Americas Inc. (12)

(39)	Amendment to the Participation Agreement between Midland National Life Insurance Company, Eaton Vance Variable Trust and Eaton Vance Distributors, Inc. (12)

(40)	Amendment to the Participation Agreement between Midland National Life Insurance Company, Sammons Financial Network, LLC, Lazard Asset Management Securities LLC and Lazard Retirement Series, LLC. (12)

(41)

Amendment to the Participation Agreement between Midland National Life Insurance Company, Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Legg Mason Investor Services, LLC and Legg Mason Partners Fund Advisor, LLC. (12)

(42)	Amendment to the Participation Agreement between Midland National Life Insurance Company, Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC. (12)

(43)	Amendment to the Participation Agreement between Midland National Life Insurance Company, Northern Lights Variable Trust and Northern Lights Distributors, LLC. (12)

(44)	Amendment to the Participation Agreement between Midland National Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Investments LLC. (12)

(45)

Amendment to the Participation Agreement between Midland National Life Insurance Company, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc., and Pioneer Funds Distributors, Inc. (12)

(46)	Amendment to the Participation Agreement between Midland National Life Insurance Company, Royce Capital Fund and Royce Fund Services, Inc. (12)

(47)	Participation Agreement between Midland National Life Insurance Company, First Life Investors Series Funds and First Investors Corporation (13)

(48)

Participation Agreement between Midland National Life Insurance Company, Columbia Funds Variable Insurance Trust, Columbia Management Investment Advisers, LLC and Columbia Management Investment Distributors, Inc. (13)

(49)

Participation Agreement between Midland National Life Insurance Company, Columbia Funds Variable Insurance Trust I, Columbia Management Investment Advisers, LLC and Columbia Management Investment Distributors, Inc. (13)

(50)

Participation Agreement between Midland National Life Insurance Company, Columbia Funds Variable Series Trust II, Columbia Management Investment Advisers, LLC and Columbia Management Investment Distributors, Inc. (13)

(51)	Participation Agreement between Midland National Life Insurance Company, Wanger Advisors Trust, Columbia Wanger Asset Management, LLC and Columbia Management Investment Distributors, Inc. (13)

(52)	Participation Agreement between Midland National Life Insurance Company, ALPS Variable Investment Trust, ALPS Advisors, Inc and ALPS Portfolio Solutions Distributor, Inc. (14)

(53)

Participation Agreement between Midland National Life Insurance Company, American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company, and the American Funds Insurance Series. (14)

(54)	Participation Agreement between Midland National Life Insurance Company, Oppenheimer Variable Account Funds and Oppenheimer Funds, Inc. (14)

(55)

Participation Agreement between Midland National Life Insurance Company, Sammons Financial Network, LLC., Transparent Value Trust, Guggenheim Partners Investment Management, LLC, and ALPS Distributors, Inc. (14)

(56)	Amendment to the Participation Agreement between Midland National Life Insurance Company, BlackRock Variable Series Funds, Inc., and BlackRock Investments, LLC. (14)

(57)	Amendment to the Participation Agreement between Midland National Life Insurance Company, First Life Investors Series Funds and First Investors Corporation. (14)

(58)	Participation Agreement between Midland National Life Insurance Company and T. Rowe Price. (15)

(59)

Amendment to the Participation Agreement between Midland National Life Insurance Company, Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Legg Mason Investor Services, LLC and Legg Mason Partners Fund Advisor, LLC. (15)

(60)	Participation Agreement between Midland National Life Insurance Company, Sammons Financial Network, John Hancock Variable Insurance Trust and John Hancock Distributors, LLC (17)

(61)	Participation Agreement between Midland National Life Insurance Company, Federated Insurance Series and Federated Securities Corp. (18)

(k)	(1) Opinion and Consent of Counsel (21)

(2)	Power of Attorney (21)

(l)	(1) Consent of Independent Registered Public Accounting Firm (21)

(m)	Not Applicable

(n)	Not Applicable

(o)	Not Applicable

1.	Incorporated herein by reference to Pre-Effective Amendment No. 2 for Form S-6 on April 23, 1997 (File No. 333-14061)
2.	Incorporated herein by reference to Post-Effective Amendment No. 5 for Form N-4 on February 23, 1998 (File No. 33-64016)
3.	Incorporated herein by reference to Post-Effective Amendment No. 6 for Form S-6 on February 15, 2001 (File No. 333-14061)
4.	Incorporated herein by reference to Post-Effective Amendment No. 5 for Form N-4 on April 28, 2003 (File No. 333-71800)
5.	Incorporated herein by reference to Initial N-4 Filing on June 7, 1993 (File 33-64016)
6.	Incorporated herein by reference to Post-Effective Amendment No. 4 for Form N-4 on April 29, 1997 (File No. 33-64016)
7.	Incorporated herein by reference to Post-Effective Amendment No. 12 for Form N-4 on April 28, 2008 (File No. 333-108437)
8.	Incorporated herein by reference to Pre-Effective Amendment No. 1 for Form N-4 on December 15, 2011 (File No. 333-176870)
9.	Incorporated herein by reference to Post-Effective Amendment No. 1 for Form N-4 on April 25, 2012 (File No. 333-176870)
10.	Incorporated herein by reference to Post-Effective Amendment No. 2 for Form N-4 on September 20, 2012 (File No. 333-176870)
11.	Incorporated herein by reference to Post-Effective Amendment No. 8 for Form N-6 on April 26, 2013 (File No. 333-148824)
12.	Incorporated herein by reference to Post-Effective Amendment No. 3 for Form N-4 on April 26, 2013 (File No. 333-176870)
13.	Incorporated herein by reference to Post-Effective Amendment No. 4 for Form N-4 on July 12, 2013 (File No. 333-176870)
14.	Incorporated herein by reference to Post-Effective Amendment No. 7 for Form N-4 on July 25, 2014 (File No. 333-176870)
15.	Incorporated herein by reference to Post-Effective Amendment No. 9 for Form N-4 on July 16, 2015 (File No. 333-176870)
16.	Incorporated herein by reference to Post-Effective Amendment No. 11 for Form N-4 on April 25, 2017 (File No. 333-176870)
17.	Incorporated herein by reference to Post-Effective Amendment No. 12 for Form N-4 on April 27, 2018 (File No. 333-176870)
18.	Incorporated herein by reference to Post-Effective Amendment No. 13 for Form N-4 on April 29, 2019 (File No. 333-176870)
19.	Incorporated herein by reference to Post-Effective Amendment No. 14 for Form N-4 on March 6, 2020 (File No. 333-176870)
20.	Incorporated herein by reference to Initial N-4 Filing on February 12, 2022 (File No. 333-262682)
21.	Filed herewith.

Item 28. Directors and Officers of the Depositor

Name and Principal Business Address[1]	Position and Offices with Depositor
Esfandyar E. Dinshaw	President, Chairman of the Board & Chief Executive Officer
Gerald R. Blair[3]	President – Sammons Life Insurance Group
Darron K. Ash	Director
Willard Bunn, III	Director
James Roderick Clark	Director
Thomas Corcoran	Director
George A. Fisk	Director
William D. Heinz	Director
Heather Kreager	Director
Michael M. Masterson	Director

Name and Principal Business Address[1]	Position and Offices with Depositor
William L. Lowe	President – Sammons Institutional Group and Director
Ronovan G. Ottenbacher	President – Sammons Corporate Markets
Teri L. Ross	President – Shared Services
Robert R. TeKolste	President – SIAG and Director
David C. Attaway	Senior Vice President, Chief Financial Officer & Treasurer
Kelly Coomer[3]	Senior Vice President & Chief Information Officer
Anne Cooper	Senior Vice President and Chief Human Resources Officer
Rhonda Elming	Senior Vice President – Annuity Product Development
Brian Hansen	Senior Vice President, General Counsel & Secretary
Eric Y. Lin	Senior Vice President & Corporate Actuary
Donald T. Lyons	Senior Vice President
John D. Melvin	Senior Vice President & Chief Investment Officer
Joseph E. Paul	Senior Vice President – Corporate Markets
Brett Agnew	Vice President and Associate General Counsel – Securities & Corporate Services and Assistant Secretary
Stacy Bagby	Vice President – Sales & Compliance Administration
Marcy Baker	Vice President – Governance & Analysis
Kathleen Bartling[2]	Vice President – Marketing & Customer Experience Life
Neil Berns	Vice President & Chief Strategy Officer-Life
Jamie Beyer[2]	Vice President – Valuation
Bryce A. Biklen	Vice President and Chief Distribution Officer SIAG
Lori L. Bochner	Vice President – Marketing
Gregory J. Bonzagni	Vice President – National Sales
Jackie Cockrum	Vice President – Administration
Timothy Crawford	Vice President & Associate General Counsel-Life & Annuity Operations
Pam Doeppe	Vice President
Linda M. Durman	Vice President – Risk and Asset Liability Management
Daniel Edsen	Vice President – Finance Reporting
Kirk P. Evans	Vice President – Product Development & Risk Management
Christie Goodrich	Vice President – Life Product
Cyndi Hall	Vice President – Chief Compliance Officer
Jeannie Iannello[2]	Vice President – Life New Business & Underwriting
Robert Johnson, Jr.	Vice President – Chief Distribution & Sales Officer MNL
Mark Kalinowski[3]	Vice President – Investment & Hedging Strategies
Marty E. Kennedy	Vice President – Sales Independent Broker Dealer
Richard D. King	Vice President – Strategy, Change Management and Continuous Process Improvement
Tracey E. Knudtson	Vice President – Talent & Organizational Development and HR Business Partner
Craig S. Krimbill	Vice President – Audit
Jai Kuchimanchi[3]	Vice President & Chief Technology Officer
Khen Leuk[3]	Vice President – Annuity Product Management
Brent A. Mardis	Vice President, Chief Risk Officer
Kevin Mechtley	Vice President – Legal & Director Government Affairs
Paul J. Mocarski	Vice President & Chief Information Security Officer
Michael Mock	Vice President – Strategy & Corporate Development
Seth Nailor	Vice President – Agency Services
Nicholas Nelson	Vice President – Centralized Services
Thomas A. Nucaro	Vice President & Chief Tax Officer
Jackson Ode	Vice President – Sales MNL
Cheryl O’Heath[3]	Vice President – Information Technology
Susan B. Osweiler	Vice President – Financial Strategy
Melissa R. Phillips	Vice President – Sales Operations Life
Michael A. Pietig	Vice President – Annuity New Business and Suitability
Jan E. Reiser	Vice President – Information Technology

Name and Principal Business Address[1]	Position and Offices with Depositor
Amy E. Rider	Vice President – Strategic Risk and Mortality Management
Melissa Scheuerman	Vice President – Business & Sales Development
Gary Self[2]	Vice President – Information Technology
Jeffery S. Stout	Vice President – Corporate Actuarial Modeling
Amy E. Teas	Vice President – Associate General Counsel- Litigation & Shared Services
Sarah Theis	Vice President & Chief Strategy Officer
Rachelle Tieszen[2]	Vice President – Total Rewards and HR Business Partner
Carmen Walter	Vice President – Product Development Corporate Markets
Heath C. Williams[2]	Vice President – Information Technology
Pat Glover	Associate Vice President – Financial Reporting
Michael P. Hagan	Associate Vice President – Anti-Money Laundering & Financial Crimes Officer
Theresa B. Kuiper[2]	Associate Vice President – Treasury Operations
Jodi Schultz[2]	Associate Vice President – Finance
Jill Williams[3]	Associate Vice President – Operational Compliance & Chief AML Officer

[1]	Unless noted otherwise, the principal business address for each officer and director is 8300 Mills Civic Parkway, West Des Moines, IA 50266
[2]	One Sammons Plaza, Sioux Falls, SD 57193-9991
[3]	525 W. Van Buren, Chicago, IL 60607

Item 29. Persons Controlled By or Under Common Control With the Depositor or Registrant.

The Depositor, Midland National Life Insurance Company (Midland) is an indirect subsidiary of Sammons Enterprises, Inc. The Registrant is a segregated asset account of Midland. Shares of Sammons Enterprises, Inc. are held by GreatBanc Trust Company, as Trustee of the Sammons Enterprises, Inc. Employee Stock Ownership Trust (ESOT). Other direct or indirect subsidiaries of Sammons Enterprises, Inc. (SEI), as of December 31, 2021, are:

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
3200 West Twain Holdings I LLC	DE	0.0
5180 CLO LP	DE	0
5180-2 CLO LP	DE	0
550 Capital, Inc.	DE	100.0
AAFT-MSN 29573 Holdco LLC	DE	100.0
AAFT-MSN 29573 Lender LLC	DE	100.0
AAFT-MSN 29573 LLC	DE	100.0
AAFT-MSN 29574 Holdco LLC	DE	100.0
AAFT-MSN 29574 Lender LLC	DE	100.0
AAFT-MSN 29574 LLC	DE	100.0
AAFT-MSN 31163 Holdco LLC	DE	100.0
AAFT-MSN 31163 Lender LLC	DE	100.0
AAFT-MSN 31163 LLC	DE	100.0
AAFT-MSN 31167 Holdco LLC	DE	100.0
AAFT-MSN 31167 Lender LLC	DE	100.0
AAFT-MSN 31167 LLC	DE	100.0
AAFT-MSN 33227 Holdco LLC	DE	100.0
AAFT-MSN 33227 Lender LLC	DE	100.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
AAFT-MSN 33227 LLC	DE	100.0
AAFT-MSN 33229 Holdco LLC	DE	100.0
AAFT-MSN 33229 Lender LLC	DE	100.0
AAFT-MSN 33229 LLC	DE	100.0
AAFT-MSN 33321 Holdco LLC	DE	100.0
AAFT-MSN 33321 Lender LLC	DE	100.0
AAFT-MSN 33321 LLC	DE	100.0
AAFT-MSN 33486 Holdco LLC	DE	100.0
AAFT-MSN 33486 Lender LLC	DE	100.0
AAFT-MSN 33486 LLC	DE	100.0
ABV Holdings, LLC	NC	100.0
AC Storage, LLC	DE	100.0
ACEI Holdco, LLC	DE	100.0
Acsal Holdco LLC	DE	0.0
Advanced Software, LLC	IN	100.0
AECORN, LLC	DE	0.0
AHC Villas Richmond, LLC	TX	70.0
AJ Highland Park Investors, LLC	DE	100.0
AJ Renaissance Place Investors, LLC	DE	100.0
Albemarle Solar Center, LLC	NC	100.0
Albion at Beachwood LLC	DE	50.0
Albion at Evanston Investors I, LLC	DE	100.0
Albion at Evanston, LLC	DE	100.0
Albion at Highland Park, LLC	DE	100.0
Albion at New Forum Member, LLC	DE	100.0
Albion at Oak Park Investors I, LLC	DE	35.0
Albion at Oak Park Member, LLC	DE	100.0
Albion at Oak Park, LLC	DE	100.0
Albion at Palatine, LLC	DE	100.0
Albion at Parklane GP, LLC	DE	100.0
Albion at Parklane Limited Partner, LLC	DE	100.0
Albion at Renaissance Place, LLC	DE	100.0
Albion Columbus 1, LLC	DE	100.0
Albion Columbus Investors 1, LLC	DE	20.0
Albion Construction LLC	DE	100.0
Albion DeVille Member LLC	DE	100.0
Albion HoldCo LLC	DE	100.0
Albion in the Gulch Investors, LLC	DE	100.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Albion in the Gulch Member, LLC	DE	100.0
Albion in the Gulch, LLC	DE	100.0
Albion Jacobs Highland Park, LLC	DE	100.0
Albion Jacobs Renaissance Place, LLC	DE	100.0
Albion Residential LLC	DE	100.0
Albion WM 1, LLC	DE	100.0
Alternative Fuel Solutions, Inc.	DE	100.0
AMC Investor Holdings LLC	DE	0.0
AmeyBriggs Asset Holdings Limited	GBR	50.0
AmeyBriggs Assets Limited	GBR	100.0
AmeyBriggs Services Holding Limited	GBR	50.0
AmeyBriggs Services Limited	GBR	100.0
Artemis Aircraft Investments, LLC	DE	0.0
ASG Mortgage Investors, LLC	DE	35.3
Asheville Resolution Corporation	DE	100.0
Aspen Solar, LLC	NC	100.0
Asset Consulting Group, LLC	DE	100.0
AT Funding Note Issuer, LLC	DE	0.0
AxiaTP Development, LLC	IN	100.0
AxiaTP Resources, LLC	IN	100.0
Balloo Hire Centre Limited	IRE	100.0
Balloo Hire Limited	IRE	100.0
Balsam Solar, LLC	NC	100.0
Bannagroe Limited	IRE	100.0
BBEP Legacy Holdings, LLC	DE	100.0
BE Finance Limited	GBR	100.0
Beachwood Apartments LLC	DE	100.0
Beacon Capital Management, Inc.	OH	100.0
BellTech Capital, LLC	DE	100.0
Bennington Stark Capital Company, LLC	DE	100.0
Beulah Belle Grazing Association, LLC	WY	100.0
BFC Capital Company, LLC	DE	100.0
Bingham CDO L.P.	CYM	0.0
Biscay GSTF III, LLC	DE	100.0
Blanford Capital Company #1, LLC	CYM	100.0
Blanford Capital Company #10, LLC	CYM	100.0
Blanford Capital Company #11, LLC	CYM	100.0
Blanford Capital Company #12, LLC	CYM	100.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Blanford Capital Company #13, LLC	CYM	100.0
Blanford Capital Company #14, LLC	CYM	100.0
Blanford Capital Company #15, LLC	CYM	100.0
Blanford Capital Company #16, LLC	CYM	100.0
Blanford Capital Company #17, LLC	CYM	100.0
Blanford Capital Company #18, LLC	CYM	100.0
Blanford Capital Company #19, LLC	CYM	100.0
Blanford Capital Company #2, LLC	CYM	100.0
Blanford Capital Company #20, LLC	CYM	100.0
Blanford Capital Company #21, LLC	CYM	100.0
Blanford Capital Company #22, LLC	CYM	100.0
Blanford Capital Company #23, LLC	CYM	100.0
Blanford Capital Company #24, LLC	CYM	100.0
Blanford Capital Company #25, LLC	CYM	100.0
Blanford Capital Company #26, LLC	CYM	100.0
Blanford Capital Company #3, LLC	CYM	100.0
Blanford Capital Company #4, LLC	CYM	100.0
Blanford Capital Company #5, LLC	CYM	100.0
Blanford Capital Company #6, LLC	CYM	100.0
Blanford Capital Company #7, LLC	CYM	100.0
Blanford Capital Company #8, LLC	CYM	100.0
Blanford Capital Company #9, LLC	CYM	100.0
Bound Brook Capital Corporation	DE	100.0
BRE NC Solar 1, LLC	NC	100.0
Briggs Equipment Ireland Limited	IRE	100.0
Briggs Equipment Mexico, Inc.	DE	100.0
Briggs Equipment UK Limited	GBR	100.0
Briggs Equipment, Inc.	DE	100.0
Briggs Equipment, S.A. de C.V.	MEX	99.0
Briggs Equipment, S.A. de C.V.	MEX	1.0
Briggs International, Inc.	DE	100.0
Briggs UK Holdings, Inc.	DE	100.0
Broadway Solar Center, LLC	NC	100.0
Bronco Media Holdings LLC	DE	0.0
Bronco Media Holdings LLC	DE	0.0
Bronco Media Holdings LLC	DE	0.0
Bronco Media MM LLC	DE	100.0
Cainhoy Land & Timber, LLC	DE	65.5

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Campa Funding LLC	DE	0.0
Canal Reinsurance Company	IA	100.0
CardCash Holdings, LLC	DE	0.0
Carmocela Investimentos Imobiliarios e Turisticosm Unipessoal, Lda	PRT	100.0
CCE Funding LLC	DE	100.0
CCI Bethesda SL LLC	DE	100.0
CCI Historic, Inc.	DE	100.0
CCI Residential LLC	DE	100.0
CCI Tysons SL, LLC	DE	100.0
CCI/HTC, Inc.	DE	100.0
Cedar Solar, LLC	NC	100.0
Cedar Springs (Cayman) Ltd.	CYM	100.0
Cedar Springs Capital Company, LLC	DE	100.0
Channel Capital Group Holdings, LLC	DE	38.3
Channel Capital Group LLC	DE	100.0
Chelsea Creek Capital Company, LLC	DE	100.0
Clemina Hydro Power GP Ltd.	BC	100.0
Clemina Hydro Power LP	BC	99.0
Clemina Hydro Power LP	BC	0.01
Collectible Antiquities Company, LLC	DE	100.0
Columbia Mountains Power GP Ltd.	BC	100.0
Columbia Mountains Power LP	BC	99.0
Columbia Mountains Power LP	BC	0.01
Community Investments, Inc.	DE	100.0
Compatriot Capital, Inc.	DE	100.0
Concord Minutemen Capital Company, LLC	DE	100.0
Consolidated Investment Services, Inc.	NV	100.0
Constitution, LLC	DE	100.0
Controladora Briggs de Mexico, S. de R.L. de C.V.	MEX	99.0
Controladora Briggs de Mexico, S. de R.L. de C.V.	MEX	1.0
Copper River CLO Ltd.	CYM	0
Corio Funding, LLC	DE	100.0
Corio RR Finance Co., LLC	DE	100.0
Corio RR Finance Co.-2, LLC	DE	100.0
Corio RR Finance-3, LLC	DE	100.0
Corio RR Finance-4, LLC	DE	100.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Corio RR Funding, LLC	DE	100.0
Cornwall Solar Center, LLC	NC	100.0
Covestre Capital Holdings LLC	DE	100.0
Covestre Capital LLC	DE	100.0
Covestre Capital PropCo-1 LLC	DE	100.0
Covestre Capital PropCo-10 LLC	DE	100.0
Covestre Capital PropCo-11 LLC	DE	100.0
Covestre Capital PropCo-12 LLC	DE	100.0
Covestre Capital PropCo-13 LLC	DE	100.0
Covestre Capital PropCo-14 LLC	DE	100.0
Covestre Capital PropCo-15 LLC	DE	100.0
Covestre Capital PropCo-16 LLC	DE	100.0
Covestre Capital PropCo-17 LLC	DE	100.0
Covestre Capital PropCo-18 LLC	DE	100.0
Covestre Capital PropCo-19 LLC	DE	100.0
Covestre Capital PropCo-2 LLC	DE	100.0
Covestre Capital PropCo-20 LLC	DE	100.0
Covestre Capital PropCo-21 LLC	DE	100.0
Covestre Capital PropCo-22 LLC	DE	100.0
Covestre Capital PropCo-23 LLC	DE	100.0
Covestre Capital PropCo-24 LLC	DE	100.0
Covestre Capital PropCo-25 LLC	DE	100.0
Covestre Capital PropCo-26 LLC	DE	100.0
Covestre Capital PropCo-27 LLC	DE	100.0
Covestre Capital PropCo-28 LLC	DE	100.0
Covestre Capital PropCo-29 LLC	DE	100.0
Covestre Capital PropCo-3 LLC	DE	100.0
Covestre Capital PropCo-30 LLC	DE	100.0
Covestre Capital PropCo-31 LLC	DE	100.0
Covestre Capital PropCo-32 LLC	DE	100.0
Covestre Capital PropCo-33 LLC	DE	100.0
Covestre Capital PropCo-34 LLC	DE	100.0
Covestre Capital PropCo-35 LLC	DE	100.0
Covestre Capital PropCo-36 LLC	DE	100.0
Covestre Capital PropCo-37 LLC	DE	100.0
Covestre Capital PropCo-38 LLC	DE	100.0
Covestre Capital PropCo-39 LLC	DE	100.0
Covestre Capital PropCo-4 LLC	DE	100.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Covestre Capital PropCo-40 LLC	DE	100.0
Covestre Capital PropCo-5 LLC	DE	100.0
Covestre Capital PropCo-6 LLC	DE	100.0
Covestre Capital PropCo-7 LLC	DE	100.0
Covestre Capital PropCo-8 LLC	DE	100.0
Covestre Capital PropCo-9 LLC	DE	100.0
Crestwood Solar Center, LLC	NC	100.0
Crown Point Capital Company, LLC	DE	100.0
CSCN LLC	DE	0.0
DBI/ASG Advisors, LP	DE	14.0
DBI/ASG Mortgage Acquisition Fund I, LP	DE	55.4
DC Solutions LLC	DE	100.0
Dement Farm, LLC	NC	100.0
DLPG II Executive, LLC	DE	0.0
DLPG, LLC	DE	100.0
Duplin Solar II, LLC	NC	100.0
Durham Solar, LLC	NC	100.0
E2M Holdings, LLC	DE	30.0
E2M Partners, LLC	DE	100.0
E2M Villas at RPW, LLC	TX	79.3
ELM 2 MM Funding LLC	DE	100.0
ELM 3 MM Funding LLC	DE	100.0
ELM MM LLC	DE	100.0
Elm Solar, LLC	NC	100.0
English Hydro Power GP Ltd.	BC	100.0
English Hydro Power LP	BC	0.01
English Hydro Power LP	BC	99.0
Enterhealth, LLC	TX	21.3
ESA Newton Grove 1 NC, LLC	NC	100.0
ESA Selma NC 1, LLC	NC	100.0
ESA Smithfield 1 NC, LLC	NC	100.0
ETCO C-B LLC	DE	0.0
ETCO C-G LLC	DE	0.0
ETGP-AMZ 1 Venture, LP	DE	97.0
ETGP-AMZ 2 Venture, LP	DE	97.0
ETMF C-B LLC	DE	0.0
ETMF C-G LLC	DE	0.0
ETUR C-B LLC	DE	0.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
ETUR C-G 2 LLC	DE	0.0
ETUR C-G LLC	DE	100.0
ETUR C-G LLC	DE	0.0
FD Orange Beach 859, LLC	DE	100.0
Fitzcarraldo Funding LLC	DE	0.0
Forklift Operations de Mexico, S.A. de C.V.	MEX	99.0
Forklift Operations de Mexico, S.A. de C.V.	MEX	1.0
Forkway (Hire) Limited	GBR	100.0
Forkway Group Limited	GBR	100.0
Forkway Limited	GBR	100.0
Forrestal Portfolios LLC	DE	100.0
Fosthall Creek Power LP	BC	99.0
Franklin Park (Cyprus) Limited	CYP	100.0
GC Deferred Compensation I, LLC	DE	100.0
GC Disbursement Agent, LLC	DE	100.0
GC Orpheus Investors, LLC	DE	21.7
GC Orpheus Investors, LLC	DE	0.0
GC Parent Holdings, LLC	DE	100.0
GC Pilar Golf Investment, LLC	DE	100.0
G-Covestre Capital Holdings LLC	DE	0.0
G-Craton Holdings LLC	DE	0.0
G-Craton MM LLC	DE	100.0
GDP - Pilara Lotes, LLC	DE	100.0
Generation Financial Group LLC	DE	50.0
Generation Financial Group LLC	DE	50.0
Generation Mortgage Company, LLC	CA	100.0
Gerrity Group, LLC	DE	100.0
Gerrity Holdings LLC	DE	40.0
Gerrity Retail Fund 3 Management, LLC	DE	100.0
Gerrity Retail Fund 3, L.P.	DE	40.0
Gerrity Retail Fund 3, L.P.	DE	0.0
Gerrity Retail Fund 3, L.P.	DE	4.3
Gerrity Retail Investors 3, LLC	DE	94.7
Gerrity Retail Partners 3, LLC	DE	100.0
G-Ficus Holdings LLC	DE	0.0
G-Ficus MM LLC	DE	0.0
GFL Access Limited	GBR	100.0
GFL Holdings Limited	GBR	100.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
GFMH, LLC	DE	99.77
GFP Green Inc.	CYM	100.0
GFP Peru Dunas Holdings, Inc.	CYM	100.0
GFPIC, L.P.	CYM	34.5
GFPID, LLC	DE	40.0
GGIC Greenbacker Funding Ltd.	CYM	100.0
GGIC IIP Holdings Ltd.	CYM	100.0
GGIC IIP Holdings, L.P.	CYM	0.0
GGIC IIP Holdings, L.P.	CYM	85.7
GGIC KTI Holdings Ltd.	CYM	100.0
GGIC Manager, LLC	DE	100.0
GGIC, Ltd.	CYM	75.6
GGP Holdco, LLC	DE	100.0
GGP Sponsor Holdings, LLC	DE	100.0
GI Holdco II LLC	DE	100.0
GI Holdco II Sub LLC	DE	100.0
GI Holdco LLC	DE	100.0
GIA Europe Holdings, Ltd.	CYM	100.0
GIBSL SN, LLC	DE	0
GIES Holdco, LLC	DE	0.0
GIES Investment, LLC	DE	0.0
GIES Managing Member, LLC	DE	100.0
GIES, LLC	DE	89.8
GIES, LLC	DE	0.0
GIFM Holdings Trust	DE	100.0
GIFMS Capital Company, LLC	CYM	99.5
GIFMS Capital Company, LLC	CYM	0.0
GIFS Capital Company, LLC	CYM	100
Gila Bend Power Partners, LLC	DE	50.0
GIM GP Ltd.	CYM	100.0
GLAC Holdings, LLC	DE	100.0
GLAC LV Holdings, LLC	DE	99.5
GLAC LV Holdings, LLC	DE	0.0
GM Lansing 824, LLC	DE	100.0
GMI GPIM, LLC	DE	100.0
GMI GPIMH, LLC	DE	100.0
GN Fund I, LLC	FL	100.0
GNP-BA S.R.L.	ARG	95.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
GNP-BA, LLC	FL	100.0
GNP-IC, LLC	DE	100.0
GNP-MR, LLC	ID	100.0
G-One Holdings LLC	DE	0.0
G-One MM LLC	DE	100.0
Gores Guggenheim Inc.	DE	50.0
Gores Guggenheim Sponsor LLC	DE	50.0
GP Feeder Fund Management, LLC	DE	100.0
GP Holdco, LLC	DE	99.5
GP Holdco, LLC	DE	0.0
GP India Opportunities Feeder Fund, LP	CYM	0.0
GPAM Holdings II, LLC	DE	100.0
GPAM Holdings, Inc.	DE	100.0
GPC LIX, LLC	DE	100.0
GPF SMLP, LLC	DE	0.0
GPFT Holdco, LLC	DE	100.0
GPH Funding II, LLC	DE	100.0
GPH Funding II, LLC	DE	100
GPH Holdco, LLC	DE	100.0
GPI Ventures, LLC	DE	100.0
GPIM Holdings VIII, Ltd.	CYM	100.0
GPIMH Sub Holdco, Inc.	DE	100.0
GPIMH Sub, LLC	DE	100.0
G-PIPE LLC	DE	0.0
G-PIPE MM LLC	DE	0.0
GPM: Fundrise, LLC	DE	100
GPM-Center Court, LLC	DE	0.0
G-Prairie LLC	DE	0.0
G-Prairie MM LLC	DE	100.0
G-PUFF 2 LLC	DE	0.0
G-PUFF 2 MM LLC	DE	100.0
G-PUFF LLC	DE	0.0
G-PUFF MM LLC	DE	0.0
Great Bridge Capital Company, LLC	DE	100.0
GRF Special, LLC	DE	0.0
GRF Special, LLC	DE	100.0
GRREP Holdings, LLC	DE	99.5
GRREP Holdings, LLC	DE	0.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
GS Gamma Advisors, LLC	DE	50.0
GS Gamma Investments, LLC	DE	0.0
GS Gamma Management, LLC	DE	50.0
GSA, LLC	DE	100.0
GSFI, LLC	DE	70.0
GSFI, LLC	DE	0.0
GSFI, LLC	DE	30.0
Guggenheim Advisors, LLC	DE	100.0
Guggenheim Alternative Asset Management, LLC	DE	100.0
Guggenheim Capital Management (Asia) Private Limited	IND	99.0
Guggenheim Capital, LLC	DE	36.5
Guggenheim Core Plus Fund, LLC	DE	0.0
Guggenheim Corporate Funding, LLC	DE	100.0
Guggenheim Credit Services, LLC	DE	100.0
Guggenheim Development Services, LLC	DE	100.0
Guggenheim Disbursement Agent, LLC	DE	100.0
Guggenheim Energy LLC	DE	100.0
Guggenheim Energy Opportunities Fund, LP	DE	0.0
Guggenheim Funds Distributors, LLC	DE	100.0
Guggenheim Funds Investment Advisors, LLC	DE	100.0
Guggenheim Funds Services, LLC	DE	100.0
Guggenheim GGP Holdings, LLC	DE	100.0
Guggenheim Global Investments Public Limited Company	IRL	100.0
Guggenheim Global Investments Public Limited Company	IRL	0.0
Guggenheim GN Fund I, Ltd. (fka Guggenheim-Nicklaus Fund I, Ltd.)	FL	89.5
Guggenheim GN Fund I, Ltd. (fka Guggenheim-Nicklaus Fund I, Ltd.)	FL	0.0
Guggenheim GNP, LLC (fka Guggenheim Nicklaus Partners, LLC)	DE	70.0
Guggenheim Golf Properties Investor, LLC	DE	99.5
Guggenheim Golf Properties Investor, LLC	DE	0.0
Guggenheim GPH Holdings, LLC	DE	100.0
Guggenheim High-Yield Fund, LLC	DE	0.0
Guggenheim High-Yield Plus Fund LLC	DE	0.0
Guggenheim High-Yield Plus Fund SPC	CYM	0.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Guggenheim High-Yield Plus Master Fund SPC	CYM	0.0
Guggenheim Holdco Sub II, LLC	DE	100.0
Guggenheim Insurance Holdco, LLC	DE	100.0
Guggenheim Investment Advisors (Europe) Limited	GBR	100.0
Guggenheim Investment Advisors, LLC	DE	100.0
Guggenheim Investor Services, LLC	DE	100
Guggenheim Investors Fund LLC	DE	0.0
Guggenheim Loan Agent, LLC	DE	100.0
Guggenheim Loan Fund, LLC	DE	0.0
Guggenheim Loan Services Company, Inc.	CA	100.0
Guggenheim Loan Services Company, LLC	DE	100.0
Guggenheim Management, LLC	DE	100.0
Guggenheim Manager, Inc.	DE	100.0
Guggenheim NSA Napoli-Mirabella Trust 2019	DE	0.0
Guggenheim Opportunities Investors I-B, LLC	DE	100.0
Guggenheim Opportunities Investors IV, LLC	DE	100.0
Guggenheim Opportunities Investors V, LLC	DE	100.0
Guggenheim Opportunities Investors VI, LLC	DE	100.0
Guggenheim Partners Advisors, LLC	DE	100.0
Guggenheim Partners Advisory Company	SD	100.0
Guggenheim Partners Europe Limited	IRL	100.0
Guggenheim Partners Fund Management (Europe) Limited	IRL	100.0
Guggenheim Partners Holdings, LLC	DE	100.0
Guggenheim Partners India GP, LLC	DE	33.3
Guggenheim Partners India Holdings, LLC	DE	100.0
Guggenheim Partners India Management, LLC	DE	100.0
Guggenheim Partners Investment Management Holdings, LLC	DE	99.5
Guggenheim Partners Investment Management Holdings, LLC	DE	0
Guggenheim Partners Investment Management, LLC	DE	99.9
Guggenheim Partners Investment Management, LLC	DE	0
Guggenheim Partners Japan, Ltd.	JPN	100.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Guggenheim Partners Middle East Limited	ARE	100.0
Guggenheim Partners Opportunistic Investment Grade Securities Fund 2015, LLC	DE	0.0
Guggenheim Partners Opportunistic Investment Grade Securities Fund, LLC	DE	0.0
Guggenheim Partners Opportunistic Investment Grade Securities Master Fund, Ltd.	CYM	100.0
Guggenheim Partners Opportunistic Investment Grade Securities Private Pensions Fund, LLC	DE	0.0
Guggenheim Partners, LLC	DE	100.0
Guggenheim Payroll Agent, LLC	DE	100.0
Guggenheim Portfolio Company VII, LLC	DE	100.0
Guggenheim Portfolio Company X, LLC	DE	100.0
Guggenheim Premises I, LLC	DE	99.5
Guggenheim Premises I, LLC	DE	0.0
Guggenheim Private Debt Fund 2.0 Managing Member, LLC	DE	100.0
Guggenheim Private Debt Fund 2.0, LLC	DE	0.0
Guggenheim Private Debt Fund 2.0, Ltd.	CYM	0.0
Guggenheim Private Debt Fund 2.0-I, LLC	DE	0.0
Guggenheim Private Debt Fund 3.0 Managing Member, LLC	DE	100
Guggenheim Private Debt Fund Managing Member, LLC	DE	100.0
Guggenheim Private Debt Fund Note Issuer 2.0, LLC	DE	0.0
Guggenheim Private Debt Fund Note Issuer, LLC	DE	0.0
Guggenheim Private Debt Fund Throne Investco, LLC	DE	100.0
Guggenheim Private Debt Fund Throne Investco, LLC	DE	0.0
Guggenheim Private Debt Fund Trinity Investco, LLC	DE	100.0
Guggenheim Private Debt Fund, LLC	DE	0.0
Guggenheim Private Debt Fund, Ltd.	CYM	0.0
Guggenheim Private Debt Master Fund 2.0, LLC	DE	74.6
Guggenheim Private Debt Master Fund 2.0, LLC	DE	12.4
Guggenheim Private Debt Master Fund 2.0, LLC	DE	13.1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Guggenheim Private Debt Master Fund 2.0, LLC	DE	0.0
Guggenheim Private Debt Master Fund, LLC	DE	0.0
Guggenheim Private Debt MFLTB 2.0, LLC	DE	100.0
Guggenheim Real Estate (CA), Inc. (fka Guggenheim Real Estate (CA), Inc. (fka Guggenheim Commercial Real Estate Finance (CA), Inc.)	DE	100
Guggenheim Real Estate, LLC (fka Guggenheim Commercial Restate Finance, LLC)	DE	100
Guggenheim Receivable Financing, LLC	DE	100.0
Guggenheim Retail Real Estate Partners, LLC	DE	100.0
Guggenheim Securities Credit Partners, LLC	DE	100.0
Guggenheim Securities International, Ltd.	GBR	100.0
Guggenheim Securities, LLC	DE	100.0
Guggenheim Services, LLC	DE	99.5
Guggenheim Services, LLC	DE	0.0
Guggenheim SPAC Holdings, LLC	DE	99.5
Guggenheim SPAC Holdings, LLC	DE	0.0
Guggenheim Special Purpose Acquisition Corp. I	CYM	100.0
Guggenheim Transparent Value, LLC	DE	99.5
Guggenheim Transparent Value, LLC	DE	0.0
Guggenheim Treasury Services (Europe) Limited	GBR	100.0
Guggenheim Treasury Services Corporation (N.Y.)	DE	100.0
Guggenheim Treasury Services International Limited	CYM	100.0
Guggenheim Treasury Services, LLC	DE	100.0
Guggenheim Trust Assets, LLC	DE	100.0
Guggenheim-meZocliq Holdings, LLC	DE	100.0
GW Ocean, LLC	DE	50.0
GW Phoenix 799, LLC	DE	100.0
GWM Holdco, LLC	DE	99.5
GWM Holdco, LLC	DE	0.0
Gwynedd Forklifts Limited	GBR	100.0
H2 Fuels, Inc.	DE	100.0
Harrell’s Hill Solar Center, LLC	NC	100.0
Heelstone Energy II, LLC	DE	100.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Heelstone Energy III, LLC	DE	100.0
Heelstone Energy Investor VI, LLC	DE	1.0
Heelstone Energy Investor VII, LLC	DE	1.0
Heelstone Energy IV, LLC	DE	100.0
Heelstone Energy V, LLC	DE	100.0
Heelstone Energy VI, LLC	DE	100.0
Heelstone Energy VIII, LLC	DE	100.0
Heelstone Energy, LLC	DE	100.0
Heelstone Land Holdings, LLC	DE	100.0
Heestone Energy VII, LLC	DE	100.0
Hesa GSTF V, LLC	DE	100.0
Heyday Insurance Agency	DE	100.0
Highland Solar Center, LLC	NC	100.0
Hiremech Holdings Limited	GBR	100.0
Hiremech Limited	GBR	100.0
Hitec Lift Trucks Limited	GBR	100.0
Hyperscale Funding LLC	DE	0.0
Hyperscale MM Funding LLC	DE	100.0
Hypnos C-B LLC	DE	0.0
Hypnos C-G LLC	DE	0.0
Hypnos Funding LLC	DE	0.0
Hypnos Holdco LLC	DE	0.0
Hypnos MM LLC	DE	100.0
Industrial US Holdings, Inc.	DE	100.0
Innovative Solar 23, LLC	NC	100.0
Internet Radio Funding II, LLC	DE	0.0
Internet Radio Funding, LLC	DE	0.0
IPEX LLC	DE	100.0
IPEX Services, LLC	DE	100.0
Iron Hill CLO Designated Activity Company	IRL	0
I-SAIL, LLC	DE	0
J.B. Plant Hire (Dungannon) Limited	GBR	100.0
J.B. Plant Hire Limited	GBR	100.0
Jasmine Asset Funding Limited	CYM	100.0
Java Acquisition Company 0013, LLC	DE	100.0
Java Acquisition Company 0031, LLC	DE	100.0
JL Ada 1846, LLC	DE	100.0
JL Appleton 980, LLC	DE	100.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
JL Bedford 1458, LLC	DE	100.0
JL Bee Cave 1559, LLC	DE	100.0
JL Beloit 1365, LLC	DE	100.0
JL Bentonville 1412, LLC	DE	100.0
JL Bolivar 1575, LLC	DE	100.0
JL Brownsville 1524, LLC	DE	100.0
JL Cape Girardeau 1502, LLC	DE	100.0
JL Centerton 1337, LLC	DE	100.0
JL Chattanooga 1491, LLC	DE	100.0
JL Chickasha 1476, LLC	DE	100.0
JL Corpus Christi 1454, LLC	DE	100.0
JL Cortlandville 1462, LLC	DE	100.0
JL Cypress 821, LLC	DE	100.0
JL Cypress 894, LLC	DE	100.0
JL Delavan 1363, LLC	DE	100.0
JL Dripping Springs 1369, LLC	DE	100.0
JL El Paso 1537, LLC	DE	100.0
JL El Paso 1542, LLC	DE	100.0
JL El Paso 1546, LLC	DE	100.0
JL Evansville 1459, LLC	DE	100.0
JL Fayetteville 1336, LLC	DE	100.0
JL Flowood 1515, LLC	DE	100.0
JL Fort Oglethorpe 1492, LLC	DE	100.0
JL Fort Worth 1393, LLC	DE	100.0
JL Fort Worth 834, LLC	DE	100.0
JL Frankfort 1460, LLC	DE	100.0
JL Georgetown 1407, LLC	DE	100.0
JL Hamburg 1301, LLC	DE	100.0
JL Huntley 797, LLC	DE	100.0
JL Irondequoit 1252, LLC	DE	100.0
JL Jeffersonville 1440, LLC	DE	100.0
JL Joplin 1391, LLC	DE	100.0
JL Katy 916, LLC	DE	100.0
JL Kyle 1338, LLC	DE	100.0
JL Lake Hallie 1434, LLC	DE	100.0
JL Lexington 1436, LLC	DE	100.0
JL Little Rock 1489, LLC	DE	100.0
JL Louisville 1437, LLC	DE	100.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
JL Machesney Park 1388, LLC	DE	100.0
JL Manitowoc 1257, LLC	DE	100.0
JL Manvel 1255, LLC	DE	100.0
JL Marion 1499, LLC	DE	100.0
JL Mason 1523, LLC	DE	100.0
JL McAlester 1490, LLC	DE	100.0
JL Milwaukee 1397, LLC	DE	100.0
JL Mobile 1536, LLC	DE	100.0
JL New Hartford 1463, LLC	DE	100.0
JL Nicholasville 1389, LLC	DE	100.0
JL Nixa 1386, LLC	DE	100.0
JL Normal 1378, LLC	DE	100.0
JL Normal 1457, LLC	DE	100.0
JL Oconomowoc 1513, LLC	DE	100.0
JL Oshkosh 1465, LLC	DE	100.0
JL Owensboro 1461, LLC	DE	100.0
JL Pharr 1482, LLC	DE	100.0
JL Plover 1320, LLC	DE	100.0
JL Porter 1414, LLC	DE	100.0
JL Princeton 1332, LLC	DE	100.0
JL Radcliff 1569, LLC	DE	100.0
JL Rib Mountain 1319, LLC	DE	100.0
JL Richland 1509, LLC	DE	100.0
JL Rockford 1428, LLC	DE	100.0
JL Romeoville 1318, LLC	DE	100.0
JL Saraland 1552, LLC	DE	100.0
JL Siloam Springs 1448, LLC	DE	100.0
JL Somers 1403, LLC	DE	100.0
JL Spring 1384, LLC	DE	100.0
JL Springdale 1357, LLC	DE	100.0
JL Springfield 1433, LLC	DE	100.0
JL Springfield 1495, LLC	DE	100.0
JL St. Robert 1582, LLC	DE	100.0
JL Sycamore 1379, LLC	DE	100.0
JL Webster 1313, LLC	DE	100.0
JLB 2728 Cedar Springs, LP	TX	30.0
JLB 2728 Cedar Springs, LP	TX	70.0
JLB BUILDERS LLC	TX	100.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
JLB Center Street, LP	TX	70.0
JLB Center Street, LP	TX	30.0
JLB Chapman GP LLC	DE	100.0
JLB Chapman LP	DE	100.0
JLB Chapman LP	DE	100.0
JLB McLean LLC	DE	39.0
JLB McLean LLC	DE	21.9
JLB McLean Partners LP	DE	65.7
JLB Partners LLC	DE	40.0
JLB Portales Partners LLC	DE	50.0
JLB Portales Partners Mgr L.P.	TX	23.9
JLB Portales Partners Mgr L.P.	TX	76.1
JLB REALTY LLC	TX	100.0
JLB RESIDENTIAL LLC	TX	100.0
JLB Stafford Land LP	TX	100.0
JLB Stafford Phase I GP LLC	TX	100.0
JLB Stafford Phase I L.P.	TX	70.0
JLB Stafford Phase I L.P.	TX	30.0
JLB Stafford Phase I L.P.	TX	0.0
JLB Stafford Phase Two GP LLC	TX	100.0
JLB Stafford Phase Two L.P.	TX	85.0
JLB Stafford Phase Two L.P.	TX	15.0
JLB Stafford Phase Two L.P.	TX	0.0
JLB West Paces Phase I GP LLC	TX	100.0
JLB West Paces Phase I L.P.	TX	80.0
JLB West Paces Phase I L.P.	TX	19.0
JLB West Paces Phase I L.P.	TX	1.0
JLB Winhall, LP	TX	70.0
JLB Winhall, LP	TX	30.0
JLSB Fort Smith 1405, LLC	DE	100.0
JLx3, LLC	DE	61.1
K Launch, LLC	IN	100.0
K2 Development, LLC	DE	100.0
KDC HoldCo LLC	DE	25.0
KDC Real Estate JV I Controlling GP LLC	DE	25.0
KDC Real Estate JV I General Partner LP	DE	48.5
KDC Real Estate JV I General Partner LP	DE	0.0
KDC Real Estate JV I LP	DE	48.4

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
KDC Real Estate JV I LP	DE	0.2
KDC Real Estate JV I Operating LLC	DE	100.0
KDC Real Estate JV I REIT LLC	DE	100.0
KDC Real Estate JV I REIT LLC	DE	0.0
KDC Real Estate JV I REIT Manager LLC	DE	25.0
Kemps Landing Capital Company, LLC	DE	100.0
Kenansville Solar Farm, LLC	NC	100.0
Kennecott Funding Ltd.	CYM	0
Kerauno Holdings, LLC	IN	34.0
Kips Bay Capital Company #2, LLC	CYM	100.0
Kips Bay Capital Company #4, LLC	CYM	100.0
Lafayette Solar I, LLC	NC	100.0
Lansing 824 Retail, LLC	DE	100.0
Laois Hire Services Limited	IRE	100.0
Laramie Wind LLC	WY	100.0
Laurinburg Solar, LLC	NC	100.0
LAV MP Holding, LLC	DE	100.0
Legacy Capital Company, LLC	DE	100.0
Legacy KDC Holdings, LLC	DE	35.6
Lexington Parker Capital Company, L.L.C.	DE	100.0
Liberty Hampshire Holdings, LLC	DE	99.5
Liberty Hampshire Holdings, LLC	DE	0.0
Links GKPL Holdco, LLC	DE	100.0
Links GPJL Holdco, LLC	DE	100.0
Links Holdings LLC	DE	99.5
Links Holdings LLC	DE	0.0
Links Holdings, Inc.	DE	100.0
Lionel Investors LLC	DE	44.0
Lionel Investors LLC	DE	0.0
Littlefield Solar Center, LLC	NC	100.0
Longhorn Trail Ranch II, Ltd.	TX	40.0
Magma WCFF II Ltd.	CYM	0
MERLIN Series 2015-A LLC	DE	0.0
MERLIN Series 2015-B LLC	DE	0.0
MERLIN Series 2015-C LLC	DE	0.0
Metric Finance Acquisition Corp. I	DE	100.0
Metric Finance Acquisition Corp. II	CYM	100.0
Metric Finance Acquisition Corp. III	CYM	100.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Metric Finance Acquisition Corp. IV (fka Bound Brook Capital Corporation)	DE	100
Metric Finance Holdings I, LLC	DE	100.0
Metric Finance Holdings II, LLC	DE	100.0
Metric Finance Holdings III, LLC	DE	100.0
Metric Finance TopCo, LLC	DE	99.5
Metric Finance TopCo, LLC	DE	0.0
Mexcolift Servicios de Personnel, S. de R.L. de C.V.	MEX	99.0
Mexcolift Servicios de Personnel, S. de R.L. de C.V.	MEX	1.0
meZocliq LLC	DE	41.9
Midland National Life Insurance Company	IA	100.0
Midway Wind, LLC	DE	100.00
MNL Reinsurance Company	IA	100.0
Molly Aida Funding LLC	DE	0.0
Montacargas Yale de Mexico, S.A. de C.V.	MEX	99.0
Montacargas Yale de Mexico, S.A. de C.V.	MEX	1.0
Moore’s Creek Capital Corporation	DE	100.0
Morgan Farm, LLC	NC	100.0
Morrow Park City Apartments LLC	DE	34.3
Morrow Park City Apartments LLC	DE	65.7
Morrow Park Holding LLC	DE	50.0
My Financial Freedom LLC	DE	100.0
Mylo, LLC	MO	34.2
Nashville Farms, LLC	NC	100.0
National Brand Investors I, LLC	DE	0.0
NC Lincolnshire 624, LLC	DE	100.0
NC Little Rock 642, LLC	DE	100.0
NC Naperville 623, LLC	DE	100.0
NE Lewiston 820, LLC	DE	100.0
New Forum Apartments JV Investors, LLC	DE	10.0
New Forum Owner LLC	DE	100.0
Nextgen Re Holdings, LLC	DE	100.0
Nishhen Denshi Limited	GBR	100.0
Nominee Holding Company, LLC	DE	100.0
North American Company for Life and Health Insurance	IA	100.0
North Carolina Solar III, LLC	NC	100.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Northern Forklift (Scotland) Limited	GBR	100.0
NZC Guggenheim Fund Limited	CYM	0.0
NZC Guggenheim Fund LLC	DE	0.0
NZC Guggenheim Master Fund Limited	CYM	0.0
NZCG Feeder 1, L.P.	CYM	0.0
NZCG Funding LLC	DE	100.0
NZCG Funding Ltd.	CYM	100.0
Optimus Funding Company, LLC	DE	100.0
Orinoco Funding LLC	DE	0.0
Orpheus Funding LLC	DE	0
Orpheus Holdings LLC	DE	0.0
Otter, Inc.	OK	100.0
Parkway Mortgage, Inc.	DE	100.0
Pathfinder Bison Bend, LLC	WY	100.0
Pathfinder Buzzard Bird Ranch, LLC	WY	100.0
Pathfinder Cardwell Access Ranch, LLC	WY	100.0
Pathfinder Cardwell Ranch, LLC	WY	100.0
Pathfinder Dumbell Ranch, LLC	WY	100.0
Pathfinder Land and Ranch Management, LLC	WY	100.0
Pathfinder Miracle Mile Ranch, LLC	WY	100.0
Pathfinder Pathfinder Ranch, LLC	WY	100.0
Pathfinder Perkins Ranch, LLC	WY	100.0
Pathfinder Ranches, LLC	WY	100.0
Pathfinder Renewable Wind Energy, LLC	WY	100.0
Pathfinder Sand Creek, LLC	WY	100.0
Pathfinder Stewart Creek Ranch, LLC	WY	100.0
Pathfinder Sun Ranch, LLC	WY	100.0
Pathfinder Two Iron Ranch, LLC	WY	100.0
Pent House Associates	DE	100.0
Pilar Holdings, LLC	FL	0.0
Pilar Holdings, LLC	FL	0.0
Pilara Lotes II, LLC	DE	100.0
PLIC Holdings, LLC	DE	100.0
PLUS Funding IV, LLC	DE	0.0
PR Holdings Inc.	DE	100.0
Promenade Funding LLC	DE	0.0
Promenade Holdco LLC	DE	0.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Promenade MM LLC	DE	100.0
Promenade-C 2 LLC	DE	0.0
Property Disposition, Inc.	DE	100.0
PV Project Holdings I, LLC	NC	100.0
PV Project Holdings II, LLC	NC	100.0
PV Project Holdings III, LLC	NC	100.0
PV Project Holdings IV, LLC	NC	90.0
PV Project Holdings IV, LLC	NC	10.0
PV Project Holdings IV, LLC	NC	100.0
PV Project Holdings V, LLC	NC	100.0
PV Project Holdings V, LLC	NC	0.0
PV Project Lessee IV, LLC	NC	1.0
PV Project Lessee V-2015, LLC	DE	0.0
Raeford Farm, LLC	NC	100.0
Red Hill Solar Center, LLC	NC	100.0
Red Toad 1425 A Powatan Road, LLC	NC	100.0
Relationship Funding (Cayman) Ltd.	CYM	100.0
REST, LLC	DE	0.0
Retail Investors III, LLC	DE	0.0
Ridgefield Funding Company, LLC	DE	100.0
Rio Bravo Wind Capital, LLC	DE	100.0
Rio Bravo Wind Holdings, LLC	DE	100.0
Rio Bravo Wind Renewables, LLC	DE	100.0
Rio Bravo Windpower, LLC	DE	100.0
Rockingham Solar, LLC	NC	100.0
Rosales Funding LLC	DE	17.0
Rosales Funding LLC	DE	76.5
Rosales Funding LLC	DE	0.0
Rosales Holdco LLC	DE	0.0
Rydex Holdings, LLC	KS	100.0
SAGE Assets, Inc.	DE	100.0
SAIL 4 Finance, LLC	DE	0.0
SAIL 4 VFN NOTE ISSUER, LLC	DE	0
SAILES 4-O, LLC	DE	0.0
SAILS-3, LLC	DE	0.0
Samarcand Solar Farm, LLC	NC	100.0
Sammons BW, Inc.	DE	100.0
Sammons CAES Holdings, LLC	DE	100.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Sammons Capital, Inc.	DE	100.0
Sammons Corporation	DE	100.0
Sammons Distribution Holdings, Inc.	DE	100.0
Sammons Energy Storage Holdings LLC	WY	100.0
Sammons Enterprises, Inc.	DE	100.0
Sammons Equity Alliance, Inc.	DE	100.0
Sammons Financial Group, Inc.	DE	100.0
Sammons Financial Network, LLC	DE	100.0
Sammons Industrial, Inc.	DE	100.0
Sammons Infrastructure, Inc.	DE	100.0
Sammons Institutional Group, Inc.	DE	100.0
Sammons Power Development, Inc.	DE	100.0
Sammons Renewable Energy Canada Holdings Inc.	BC	100.0
Sammons Renewable Energy Holdings, Inc.	DE	100.0
Sammons Securities, Inc.	DE	100.0
Sands Point Funding Ltd.	CYM	0
Sandy Point Capital Company, LLC	DE	100.0
Saratoga (Cayman), Ltd.	CYM	100.0
Saratoga Springs Capital Company, LLC	DE	100.0
SBTree, Inc.	DE	100.0
SC-H Sellersburg 1373, LLC	DE	100.0
SE Napa 1279, LLC	DE	100.0
SE Orangevale 1223, LLC	DE	100.0
SE Sacramento 1224, LLC	DE	100.0
SE Stockton 1394, LLC	DE	100.0
SE Union City 1247, LLC	DE	100.0
Security Investors, LLC	KS	100.0
Serpentine Hydro Power GP Ltd.	BC	100.0
Serpentine Hydro Power LP	BC	99.0
Serpentine Hydro Power LP	BC	0.01
Seven Sticks CLO Ltd.	CYM	0
Seven Sticks, LLC	SC	100.0
SFG Bermuda, LTD	BM	100.0
SFG Tenura, LLC	DE	100.0
Shelby Randolph Road Solar I, LLC	NC	100.0
SID Solar I, LLC	NC	100.0
Silver Sustainable Solutions Corp. (fka GPH Funding I, LLC)	DE	100.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Silver Sustainable Solutions Corp. (fka GPH Funding I, LLC)	DE	79.76
Silverstone Bethesda Owner, LLC	DE	100.0
Silverstone Bethesda, LP	DE	85.0
Silverstone Tysons Owner, LLC	DE	100.0
Silverstone Tysons, LP	DE	85.0
SitePro Rentals, Inc.	DE	100.0
Ski Partners II, LLC	DE	32.8
Ski Partners, LLC	DE	32.7
SLBCA Developer LLC	DE	50.0
SLBCA Developer LLC	DE	50.0
SLBCA Holding LLC	DE	90.0
SLBCA Holding LLC	DE	10.0
SLBCA Tenant LLC	DE	0.001
SLBCA Tenant LLC	DE	99.999
Solberg Reinsurance Company	IA	100.0
Solent Forklift Trucks Limited	GBR	100.0
Soo Line Building City Apartments LLC	DE	85.0
Soo Line Building City Apartments LLC	DE	15.0
South Blacktree Agency, LLC	DE	100.0
Southside Works City Apartments LLC	DE	10.0
Southside Works Holding LLC	DE	50.0
SP Land Company, LLC	DE	80.0
SRE Blocker #1, Inc.	DE	100.0
SRE Blocker #2, Inc.	DE	100.00
SRE Blocker #3, Inc.	DE	100.00
SRE Blocker #4, Inc.	DE	100.0
SRE Blocker #5, Inc.	DE	100.0
SRE Blocker #6, Inc.	DE	100.0
SRE Blocker #7, Inc.	DE	100.0
SRE Blocker #8, Inc.	DE	100.0
SRE DevCo, Inc.	DE	100.0
SRE Focalpoint Holdings, Inc.	DE	100.0
SRE Focalpoint Member, LLC	DE	100.0
SRE Hydro Canada Corp	BC	100.0
SRE Hydro Canada General Services Ltd.	BC	100.0
SRE Hydro DevCo, Inc.	DE	100.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
SRE Midway HoldCo LLC	DE	100.00
SRE Midway Member LLC	DE	100.00
SRE OpCo, Inc.	DE	100.0
SRE Solar OpCo, Inc.	DE	100.0
SRE Utility Solar 1, LLC	DE	100.0
SRE Wind OpCo Inc.	DE	100.00
SRE/Franklin Park Focalpoint, LLC	DE	99.5
SRE/Franklin Park Hydro Canada-1, LLC	DE	99.5
SRE/Franklin Park Midway LLC	DE	99.50
SRE/Franklin Park Rio Bravo, LLC	DE	99.50
SRE/Franklin Park Utility Solar 1, LLC	DE	99.5
SRK Holdings, LLC	NC	100.0
Stellar Funding, Ltd.	CYM	0
Stewart Creek Grazing Association, LLC	WY	50.0
Stewart Creek Grazing Association, LLC	WY	50.0
Stonebriar JL Henrietta 1273, LLC	DE	100.0
Stonebridge Investors III, LLC	DE	100.0
Sweetgum Solar, LLC	NC	100.0
Sweetwater River Conservancy Bald and Golden Eagle Bank, LLC	WY	100.0
Sweetwater River Conservancy Greater Sage-Grouse Habitat Bank, LLC	WY	100.0
Sweetwater River Conservancy Wetland Mitigation Bank, LLC	WY	100.0
Sweetwater River Conservancy, LLC	WY	100.0
Sync Storage Solutions, Inc.	DE	100.0
TCFBK Richton Park 866, LLC	DE	100.0
TEK Financial, LLC	DE	99.5
TEK Financial, LLC	DE	0.0
The Liberty Hampshire Capital Company, LLC	DE	100.0
The Liberty Hampshire Company, LLC	DE	100.0
Thomas Creek Capital Corporation	DE	100.0
Thomas Weisel India Opportunity Fund, L.P.	DE	0.0
TLEXP Ellisville 926, LLC	DE	100.0
TLEXP Kansas City 1250, LLC	DE	100.0
TLEXP Overland Park 978, LLC	DE	100.0
TLEXP St. Peters 1200, LLC	DE	100.0
TLEXP St. Peters 899, LLC	DE	100.0

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Toledo-MNG, LLC	DE	90.6
Toledo-SLS, LLC	DE	90.6
Transparent Value Private Limited	IND	100.0
Transparent Value, L.L.C.	DE	100.0
Two Crosses Grazing Association, LLC	WY	25.0
Two Crosses Grazing Association, LLC	WY	25.0
Two Crosses Grazing Association, LLC	WY	25.0
Two Crosses Grazing Association, LLC	WY	25.0
Ulmus Funding LLC	DE	17
Ulmus Funding LLC	DE	76.5
Ulmus Funding LLC	DE	0.0
Ulmus Holdco LLC	DE	0.0
Valcour Bay Capital Company, LLC	DE	100.0
Van Slyke Solar Center, LLC	NC	100.0
Venice GSTF I, LLC	DE	100.0
VG ECU Holdings LLC	DE	100.0
VG Morrow Park Capital LLC	DE	84.8
VG Morrow Park Capital LLC	DE	15.2
VGH Credit LLC	DE	100.0
VGH/Dallas LLC	DE	70.0
Village Green Communications LLC	DE	100.0
Village Green Holding LLC	DE	100.0
Village Green Management Company LLC	DE	100.0
Village Green Management Company of Illinois LLC	DE	100.0
Village Green Management Company of North Carolina LLC	DE	100.0
Village Green Management Company of Pennsylvania LLC	DE	100.0
Washington Lee Capital Company, LLC	DE	100.0
Washington Morgan Capital Company, LLC	DE	100.0
West Coast QSR Acquisitions, LLC	DE	100.0
White Oak Guggenheim Feeder Fund, LLC	DE	29.2
White Oak Guggenheim Feeder Fund, LLC	DE	0.0
White Plains Capital Company, LLC	DE	100.0
Woodbine Legacy Holdings, LLC	DE	42.1
Woodbine Legacy Holdings, LLC	DE	42.1
Woodbine Legacy Investment Partners, LP	DE	45.7
Woodbine Legacy Pref Partners, LP	DE	42.1

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
Wooden Rifle Grazing Association, LLC	WY	20.0
Wooden Rifle Grazing Association, LLC	WY	20.0
Wooden Rifle Grazing Association, LLC	WY	20.0
Wooden Rifle Grazing Association, LLC	WY	20.0
Wooden Rifle Grazing Association, LLC	WY	20.0
York Road Solar I, LLC	NC	100.0
ZV Solar 3, LLC	NC	100.0

Item 30. Indemnification

Midland National Life Insurance Company indemnifies actions against all officers, directors, and employees to the full extent permitted by Iowa law. This includes any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative. Such indemnification includes expenses, judgments, fines, and amounts paid in settlement of such actions, suits, or proceedings.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31a. Relationship of Principal Underwriter to Other Investment Companies

In addition to Midland National Life Separate Account C, Sammons Financial Network, LLC, the principal underwriter/distributor of the Registrant, is also the principal underwriter/distributor for variable universal life policies issued through Midland National Life Separate Account A.

Item 31b. Principal Underwriters

The directors and principal officers of Sammons Financial Network, LLC are as follows:

Name and Principal Business Address	Positions and Offices with Sammons Financial Network, LLC
William L. Lowe 8300 Mills Civic Parkway, West Des Moines, IA 50266	President
Holley Taylor 8300 Mills Civic Parkway, West Des Moines, IA 50266	Chief Compliance Officer—Broker Dealer
Arlen Dykhuis 8300 Mills Civic Parkway, West Des Moines, IA 50266	Financial Operations Principal
Brett Agnew 8300 Mills Civic Parkway, West Des Moines, IA 50266	Corporate Secretary
Theresa B. Kuiper One Sammons Plaza Sioux Falls, SD 57196	Associate Vice President

Item 31c. Compensation of Principal Underwriters

The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant’s last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions*	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation**
Sammons Financial Network, LLC	$18,928,393	$0	$0	$5,703,165

*	Represents commissions paid on the LiveWell Variable Annuity and the Legacy Variable Annuity.
**	Represents an underwriting fee paid to Sammons Financial Network, LLC for LiveWell Variable Annuity contract and the Legacy Variable Annuity contract under Separate Account C.

Item 33. Management Services

No management related services are provided to the Registrant, except as discussed in Parts A and B.

Item 34. Fee Representation

Midland National Life Insurance Company represents that all fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risk assumed by Midland National Life Insurance Company.

Section 403(b) Representation

Registrant represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Contracts, and that paragraphs numbered (1) through (4) of that letter will be complied with.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Midland National Life Separate Account C, has duly caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of West Des Moines, and State of Iowa, on this twenty ninth day of April, 2022.

BY: MIDLAND NATIONAL LIFE SEPARATE
ACCOUNT C (REGISTRANT)

BY: MIDLAND NATIONAL LIFE
INSURANCE COMPANY

Attest:	*		*
ESFANDYAR E. DINSHAW
Chairman of the Board

		By:	MIDLAND NATIONAL LIFE
INSURANCE COMPANY (DEPOSITOR)

Attest:	*	By:	*
ESFANDYAR E. DINSHAW
Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title
/s/ *	President, Chairman of the Board of Directors, Chief Executive Officer
ESFANDYAR E. DINSHAW	(Principal Executive Officer)

/S/ *	Senior Vice President & Chief Financial Officer
*DAVID C. ATTAWAY	(Principal Financial & Accounting Officer)

/s/ *	Director
* DARRON K. ASH

/S/ *	Director
WILLARD BUNN, III

/S/ *	Director
JAMES RODERICK CLARK

/S/ *	Director
THOMAS CORCORAN

/S/ *	Director
GEORGE A. FISK

/S/ *	Director
WILLIAM D. HEINZ

/S/ *	Director
HEATHER KREAGER

/S/ *	Director
WILLIAM L. LOWE

/S/ *	Director
MICHAEL M. MASTERSON

/S/ *	Director
ROBERT R. TEKOSTE

*BY:	/s/Brett Agnew	Date: April 29, 2022
Brett Agnew
Attorney-in-Fact
Pursuant to Power of Attorney

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR

MIDLAND NATIONAL LIFE SEPARATE ACCOUNT C

AND

MIDLAND NATIONAL LIFE INSURANCE COMPANY

EXHIBIT INDEX

Item	Exhibit

27(c)(1)	Distribution Agreement between Sammons Financial Network, LLC and Midland National Life Insurance Company

27(k)(1)	Opinion and Consent of Counsel

27(k)(2)	Power of Attorney

27(l)(1)	Consent of Independent Registered Public Accounting Firm

27(d)(1)	Form of Registered Index-Linked and Variable Annuity Contract

27(e)	Application for Registered Index-Linked and Variable Annuity Contract